Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280162

JOINT LETTER TO STOCKHOLDERS OF CRESCENT ENERGY COMPANY AND SILVERBOW RESOURCES, INC.
Dear Stockholders:
Crescent Energy Company (“Crescent”) and SilverBow Resources, Inc. (“SilverBow”) have entered into an agreement and plan of merger (which we refer to in this letter as the “merger agreement”), pursuant to which Crescent has agreed to acquire SilverBow through a series of mergers. If the mergers are completed, each issued and outstanding share of SilverBow common stock will be converted into the right to receive one of the following forms of consideration, at the election of the holder of such share of SilverBow common stock:
•3.125 shares of Crescent Class A common stock;
•A combination of 1.866 shares of Crescent Class A common stock and $15.31 in cash; or
•$38.00 in cash, subject to an aggregate cap of $400,000,000 on the total cash consideration payable for the SilverBow common stock pursuant to the mergers.
Each SilverBow stockholder may make an election, as described more fully in the joint proxy statement/prospectus accompanying this letter, as to the form of merger consideration it wishes to receive, pursuant to an election made and not revoked at least five business days prior to the closing date or such other date as Crescent and SilverBow mutually agree.
The market value of the non-cash portion of the merger consideration will fluctuate with the price of Crescent Class A common stock. Based on the closing price of Crescent Class A common stock on May 15, 2024, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration was approximately $38.28 if all stock was elected and $38.17 if a mix of stock and cash was elected. Based on the closing price of Crescent Class A common stock on June 27, 2024, the last practicable date before the date of the joint proxy statement/prospectus accompanying this letter, the value of the per share merger consideration was approximately $37.28 if all stock was elected and $37.57 if a mix of stock and cash was elected. We urge you to obtain current stock price quotations for Crescent Class A common stock and SilverBow common stock. Crescent Class A common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “CRGY” and SilverBow common stock is traded on the NYSE under the symbol “SBOW.”
Crescent stockholders as of the close of business on June 28, 2024 are invited to attend a special meeting of Crescent stockholders on July 29, 2024, at 10:00 a.m., Central Time at www.virtualshareholdermeeting.com/CRGY2024SM (with log-in beginning at 9:45 a.m., Central Time). Crescent stockholders will be able to attend the Crescent special meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/CRGY2024SM and entering the 16-digit control number included on the proxy card or voting instruction form received by such stockholders. Because the Crescent special meeting is completely virtual and being conducted via live webcast, Crescent stockholders will not be able to attend the meeting in person. The Crescent special meeting is being held to consider and vote upon:
•a proposal to approve the issuance of shares of Crescent Class A common stock in connection with the mergers (the “Crescent Issuance Proposal”); and
•a proposal to approve one or more adjournments of the Crescent special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Crescent Issuance Proposal (the “Crescent Adjournment Proposal”).

The Crescent board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
SilverBow stockholders as of the close of business on June 28, 2024 are invited to attend a virtual special meeting of SilverBow stockholders on July 29, 2024, which will be conducted exclusively via live webcast starting at 10:00 a.m. Central Time (with log-in beginning at 9:45 a.m. Central Time). SilverBow stockholders will be able to attend the SilverBow special meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/SBOW2024SM and entering the 16-digit control number included on the proxy card or voting instruction form received by such stockholders. Because the SilverBow special meeting is completely virtual and being conducted via live webcast, SilverBow stockholders will not be able to attend the meeting in person. The SilverBow special meeting is being held to consider and vote upon:
•a proposal to adopt the merger agreement (the “SilverBow Merger Proposal”);
•a proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to SilverBow’s named executive officers that is based on or otherwise relates to the mergers (the “SilverBow Advisory Compensation Proposal”); and
•a proposal to approve one or more adjournments of the SilverBow special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the SilverBow Merger Proposal (the “SilverBow Adjournment Proposal”).
The SilverBow board unanimously recommends that SilverBow stockholders vote “FOR” the SilverBow Merger Proposal, “FOR” the SilverBow Advisory Compensation Proposal and “FOR” the SilverBow Adjournment Proposal.
Crescent and SilverBow will each hold a special meeting of their respective stockholders to consider certain matters relating to the mergers. Crescent and SilverBow cannot complete the mergers unless, among other things, Crescent stockholders approve the Crescent Issuance Proposal and SilverBow stockholders approve the SilverBow Merger Proposal. Concurrently with the execution of the merger agreement, certain stockholders of Crescent, who beneficially own in the aggregate approximately 43% of the outstanding shares of Crescent common stock and all shares of Crescent preferred stock entered into voting and support agreements with SilverBow, pursuant to which such stockholders have agreed, among other things, to vote all shares of Crescent capital stock beneficially owned by such stockholders in favor of the Crescent Issuance Proposal and the Crescent Adjournment Proposal.
Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed proxy card or submit your proxy by phone or the Internet. Please submit your proxy promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote at your company’s special meeting.
The joint proxy statement/prospectus accompanying this notice is also being delivered to SilverBow stockholders as Crescent’s prospectus for its offering of shares of Crescent Class A common stock to SilverBow stockholders in connection with the mergers.
The obligations of Crescent and SilverBow to complete the mergers are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the mergers. It also contains or incorporates by reference information about Crescent and SilverBow and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 47 of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the mergers and the issuance of shares of Crescent Class A common stock in connection with the mergers and how they will affect you.

Sincerely,	Sincerely,

David Rockecharlie	Sean C. Woolverton
Chief Executive Officer	Chief Executive Officer
Crescent Energy Company	SilverBow Resources, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
The joint proxy statement/prospectus is dated June 28, 2024 and is first being mailed to stockholders of Crescent and stockholders of SilverBow on or about June 28, 2024.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 29, 2024
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Crescent Energy Company (“Crescent”) will be held on July 29, 2024, at 10:00 a.m., Central Time, at: www.virtualshareholdermeeting.com/CRGY2024SM, to consider and vote on the following proposals (the “Crescent Proposals”):
•to approve the issuance of shares of Class A common stock, par value $0.0001 per share, of Crescent (“Crescent Class A Common Stock”) in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated May 15, 2024, by and among Crescent, Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., Artemis Merger Sub II LLC and SilverBow Resources, Inc. (the “Merger Agreement,” and such proposal, the “Crescent Issuance Proposal”); and
•to approve one or more adjournments of the Crescent special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Crescent Issuance Proposal (the “Crescent Adjournment Proposal”).
Crescent will transact no other business at the Crescent special meeting. Crescent stockholder approval of the Crescent Issuance Proposal is required to complete the mergers contemplated by the Merger Agreement (the “Mergers”). The record date for the Crescent special meeting has been set as June 28, 2024. Only Crescent stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Crescent special meeting or any adjournments and postponements of the Crescent special meeting. In order to virtually attend the Crescent special meeting, stockholders must register online at www.virtualshareholdermeeting.com/CRGY2024SM. As part of the registration process for the virtual meeting, you will need to enter the control number found on your proxy card, voting information form or notice you previously received. Those holding their shares through an intermediary, such as a bank, broker, or nominee, who want to participate should request a control number from their intermediary in advance of the meeting.
For additional information regarding the Crescent special meeting, see the section entitled “Special Meeting of Crescent Stockholders” beginning on page 65 of the joint proxy statement/prospectus accompanying this notice.
At a meeting held on May 15, 2024, the Crescent board of directors unanimously (i) determined the Merger Agreement and the transactions contemplated thereby, including the Mergers and the issuance of Crescent Class A Common Stock contemplated thereby (“Crescent Stock Issuance”), to be fair to, advisable and in the best interests of, Crescent and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Crescent Stock Issuance, and (iii) directed that the Crescent Stock Issuance be submitted to the Crescent stockholders for approval at a meeting of such stockholders and resolved to recommend that the Crescent stockholders vote in favor of the approval of the Crescent Stock Issuance.
The Crescent board of directors unanimously recommends that you vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
The Crescent Proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

PLEASE SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE CRESCENT SPECIAL MEETING VIRTUALLY. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
Your vote is very important. Approval of the Crescent Issuance Proposal by the Crescent stockholders is a condition to the Mergers and requires the affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B common stock, par value $0.0001 per share (the “Crescent Class B Common Stock”), voting together as a single class. Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires the affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock voting together as a single class. Even if you plan to attend the Crescent special meeting virtually, Crescent stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.
If you have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact D.F. King & Co., Inc., the proxy solicitor for Crescent, toll-free at (800) 967-0271 or, for brokers and banks, collect at (212) 269-0271. You will not be charged for any of these documents that you request.

BY ORDER OF THE BOARD OF DIRECTORS,

John C. Goff
Chairman of the Board
Crescent Energy Company
June 28, 2024

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 29, 2024
NOTICE IS HEREBY GIVEN that a virtual special meeting of stockholders of SilverBow Resources, Inc. (“SilverBow”) will be held on July 29, 2024, at 10:00 a.m., Central Time, (with log-in beginning at 9:45 a.m. Central Time), at www.virtualshareholdermeeting.com/SBOW2024SM to consider and vote on the following proposals (the “SilverBow Proposals”):
•a proposal to adopt that certain Agreement and Plan of Merger, dated May 15, 2024, by and among Crescent Energy Company (“Crescent”), Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., Artemis Merger Sub II LLC and SilverBow (the “Merger Agreement”), whereby, upon the terms and subject to the conditions set forth therein, SilverBow will be acquired by Crescent pursuant to a series of mergers (the “Mergers,” and such proposal, the “SilverBow Merger Proposal”);
•a proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to SilverBow’s named executive officers that is based on or otherwise relates to the Mergers (the “SilverBow Advisory Compensation Proposal”); and
•a proposal to approve one or more adjournments of the SilverBow special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SilverBow special meeting to approve the SilverBow Merger Proposal (the “SilverBow Adjournment Proposal”).
SilverBow will transact no other business at the SilverBow special meeting. SilverBow stockholder approval of the SilverBow Merger Proposal is required to complete the Mergers. The record date for the SilverBow special meeting has been set as June 28, 2024 (the “SilverBow Record Date”). Only SilverBow stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the SilverBow special meeting or any adjournments and postponements of the SilverBow special meeting. A complete list of stockholders will be available commencing July 15, 2024 and may be inspected during normal business hours by contacting our Investor Relations Department at 920 Memorial City Way, Suite 850, Houston, Texas 77024; by telephone at (281) 874-2700 or (888) 991-SBOW; or by email to info@sbow.com and will be available for inspection during the virtual special meeting at www.virtualshareholdermeeting.com/SBOW2024SM. For additional information regarding the SilverBow special meeting, see the section entitled “Special Meeting of SilverBow Stockholders” beginning on page 72 of the joint proxy statement/prospectus accompanying this notice.
At a meeting held on May 15, 2024, the SilverBow board of directors unanimously (i) determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are in the best interests of, and are advisable to, SilverBow and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and (iii) recommended that the SilverBow stockholders adopt the Merger Agreement.

The SilverBow board of directors unanimously recommends that you vote “FOR” the SilverBow Merger Proposal, “FOR” the SilverBow Advisory Compensation Proposal and “FOR” the SilverBow Adjournment Proposal.
The SilverBow Proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/prospectus. The accompanying joint proxy statement/prospectus, including the summary of the Merger Agreement beginning on page 167 thereof, is incorporated by reference in this notice.
PLEASE SUBMIT A PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE SILVERBOW SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
Your vote is very important. Approval of the SilverBow Merger Proposal by the SilverBow stockholders is a condition to the Mergers and requires the affirmative vote of the holders of a majority of the shares of SilverBow Common Stock outstanding on the SilverBow Record Date. Approval of the SilverBow Advisory Compensation Proposal requires the affirmative vote of a majority of the shares of SilverBow Common Stock virtually present or represented by proxy at the SilverBow special meeting and entitled to vote on the proposal. Approval of the SilverBow Adjournment Proposal, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares of SilverBow Common Stock present or represented by proxy at the SilverBow special meeting and entitled to vote on the proposal. SilverBow stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.
If you have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards for the SilverBow special meeting or other information related to the proxy solicitation, contact Innisfree M&A Incorporated, the proxy solicitor for SilverBow, toll-free at (877) 825-8793 or, for brokers and banks, collect at (212) 750-5833. You will not be charged for any of these documents that you request.

BY ORDER OF THE BOARD OF DIRECTORS,

Marcus C. Rowland
Chairman of the Board
SilverBow Resources, Inc.
June 28, 2024

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates by reference important business and financial information about Crescent Energy Company (“Crescent”) and SilverBow Resources, Inc. (“SilverBow”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Crescent and SilverBow have filed with the U.S. Securities and Exchange Commission (the “SEC”). For a listing of documents incorporated by reference herein, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246.
You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Crescent or SilverBow, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal offices are listed below.

For Crescent Stockholders:	For SilverBow Stockholders:

Crescent Energy Company 600 Travis Street, Suite 7200 Houston, Texas 77002 (713) 332-7001	SilverBow Resources, Inc. 920 Memorial City Way, Suite 850 Houston, Texas 77024 (281) 874-2700
To obtain timely delivery of these documents before the Crescent special meeting, Crescent stockholders must request the information no later than July 22, 2024 (which is five business days before the date of the Crescent special meeting).
To obtain timely delivery of these documents before the SilverBow special meeting, SilverBow stockholders must request the information no later than July 22, 2024 (which is five business days before the date of the SilverBow special meeting).
If you are a Crescent stockholder and have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards for the Crescent special meeting or other information related to the Crescent proxy solicitation, contact D.F. King & Co., Inc., the proxy solicitor for Crescent, toll-free at (800) 967-0271 or, for brokers and banks, collect at (212) 269-5550. You will not be charged for any of these documents that you request.
If you are a SilverBow stockholder and have questions about the Mergers or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards for the SilverBow special meeting or other information related to the SilverBow proxy solicitation, contact Innisfree M&A Incorporated, the proxy solicitor for SilverBow, toll-free at (877) 825-8793 or, for brokers and banks, collect at (212) 750-5833. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Crescent (File No. 333-280162), constitutes a prospectus of Crescent under Section 5 of the Securities Act, with respect to the shares of Crescent Class A Common Stock to be issued to SilverBow stockholders pursuant to the Merger Agreement.
This joint proxy statement/prospectus also constitutes a notice of meeting and proxy statement of each of Crescent and SilverBow under Section 14(a) of the Exchange Act.
Crescent has supplied all information contained or incorporated by reference herein relating to Crescent, and SilverBow has supplied all information contained or incorporated by reference herein relating to SilverBow. Crescent and SilverBow have both contributed to the information relating to the Mergers and the Merger Agreement contained in this joint proxy statement/prospectus.
Crescent and SilverBow have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. Crescent and SilverBow take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated June 28, 2024 and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to the stockholders of Crescent and stockholders of SilverBow, nor the issuance by Crescent of shares of Crescent Class A Common Stock pursuant to the Merger Agreement, will create any implication to the contrary.
All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

GLOSSARY OF CERTAIN DEFINED TERMS
All references in this joint proxy statement/prospectus to:
•“Artemis Holdings” refer to Artemis Acquisition Holdings Inc., a Delaware corporation and a direct wholly owned subsidiary of Crescent;
•“Available Cash Election Amount” refer to the amount equal to $400,000,000 minus the product of the number of Mixed Consideration Election Shares and the Mixed Election Cash Consideration;
•“BofA Securities” refer to BofA Securities, Inc., a financial advisor to SilverBow;
•“Cash Election Amount” refer to the product of the number of Cash Election Shares and the Cash Election Consideration;
•“Cash Election Consideration” refer to the $38.00 in cash, available to be received by SilverBow stockholders as consideration for each share of SilverBow Common Stock pursuant to the Merger Agreement, subject to a $400,000,000 aggregate cap on the total cash consideration payable for the SilverBow Common Stock in the Mergers;
•“Cash Election Share” refer to each share of SilverBow Common Stock with respect to which an election to receive cash has been made and not revoked or lost;
•“Chesapeake Transaction” refer to the acquisition of certain oil and gas properties from Chesapeake Energy Corporation by SilverBow for total cost of $653.4 million, which was consummated in November 2023;
•“Crescent” refer to Crescent Energy Company, a Delaware corporation;
•“Crescent Adjournment Proposal” refer to the proposal submitted to the Crescent stockholders to approve one or more adjournments of the Crescent Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Crescent Special Meeting to approve the Crescent Issuance Proposal;
•“Crescent Board” refer to the board of directors of Crescent;
•“Crescent Bylaws” refer to the Amended and Restated Bylaws of Crescent, adopted December 7, 2021;
•“Crescent Charter” refer to the Amended and Restated Certificate of Incorporation of Crescent, adopted December 7, 2021;
•“Crescent Class A Common Stock” refer to the Class A common stock, par value $0.0001 per share, of Crescent;
•“Crescent Class B Common Stock” refer to the Class B common stock, par value $0.0001 per share, of Crescent;
•“Crescent Common Stock” refer to the Crescent Class A Common Stock and Crescent Class B Common Stock, collectively;
•“Crescent Finance” refer to Crescent Energy Finance LLC, a Delaware limited liability company and a wholly owned subsidiary of OpCo;
•“Crescent Issuance Proposal” refer to the proposal submitted to the Crescent stockholders to approve the issuance of shares of Crescent Class A Common Stock in connection with the Merger Agreement;
•“Crescent Parties” refer to Crescent, Artemis Holdings, Merger Sub Inc. and Merger Sub LLC, collectively;
•“Crescent Proposals” refer to the Crescent Issuance Proposal and the Crescent Adjournment Proposal, collectively;

•“Crescent Preferred Stock” refer to the preferred stock, par value $0.0001 per share, of Crescent designated as “Series I Preferred Stock”;
•“Crescent Record Date” refer to June 28, 2024;
•“Crescent Revolving Credit Facility” refer to the credit facility governing the Credit Agreement, dated as of May 6, 2021, among Crescent Finance, Wells Fargo, National Association, JP Morgan Chase Bank, N.A. and the lender parties thereto, as amended;
•“Crescent Special Committee” refer to the special committee of the Crescent Board formed for the purpose of negotiating and evaluating the Merger Agreement and the Mergers and any potential alternatives thereto;
•“Crescent Special Meeting” refer to the special meeting of Crescent stockholders in connection with the transactions contemplated by the Merger Agreement, as may be adjourned or postponed from time to time;
•“Crescent Stock Issuance” refer to the issuance of shares of Crescent Class A Common Stock to SilverBow stockholders in connection with the Mergers;
•“Crescent Support Agreements” refer to those certain Voting and Support Agreements, dated May 15, 2024, by and between SilverBow and each of the Crescent Supporting Stockholders;
•“Crescent Supporting Stockholders” refer to, collectively, John C. Goff, Independence Energy Aggregator L.P., PT Independence Energy Holdings LLC and KKR Upstream Associates LLC;
•“Closing” refer to the closing of the Mergers;
•“Closing Date” refer to the date on which the Closing occurs;
•“Code” refer to the Internal Revenue Code of 1986, as amended;
•“DGCL” refer to the Delaware General Corporation Law, as amended;
•“DLLCA” refer to the Delaware Limited Liability Company Act, as amended;
•“DOJ” refer to the United States Department of Justice;
•“DTC” refer to The Depository Trust Company;
•“Election Deadline” refer to the date by which each SilverBow stockholder may make an election as to the form of Merger Consideration it wishes to receive, which shall be five business days prior to the Closing Date or such other date as Crescent and SilverBow mutually agree;
•“ERISA” refer to the Employee Retirement Income Security Act of 1974, as amended;
•“Evercore” refer to Evercore Group L.L.C., a financial advisor to SilverBow;
•“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;
•“Exchange Ratios” refer, collectively, to the Stock Election Consideration Exchange Ratio and the Mixed Election Stock Exchange Ratio;
•“Excluded Shares” refer to each share of SilverBow Common Stock held immediately prior to the Initial Merger Effective Time by the Crescent Parties, by SilverBow as treasury shares, or held by any wholly owned subsidiary of Crescent (other than Artemis Holdings, Merger Sub Inc. or Merger Sub LLC) or any wholly owned subsidiary of SilverBow;
•“FTC” refer to the United States Federal Trade Commission;
•“GAAP” refer to accounting principles generally accepted in the United States of America;

•“HSR Act” refer to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
•“Initial Merger” refer to the merger of Merger Sub Inc. with and into SilverBow, with SilverBow surviving the merger;
•“Initial Merger Effective Time” refer to the effective time of the Initial Merger;
•“Initial Surviving Corporation” refer to SilverBow as the corporation surviving the Initial Merger as a direct, wholly owned subsidiary of Crescent;
•“Intrepid” refer to Intrepid Partners, LLC, financial advisor to the Crescent Special Committee;
•“Jefferies” refer to Jefferies LLC, financial advisor to Crescent;
•“July Western Eagle Ford Acquisition” refer to the acquisition contemplated by the Purchase and Sale Agreement, dated as of May 2, 2023, with Mesquite Comanche Holdings, LLC and SN EF Maverick, LLC, pursuant to which Crescent acquired certain interests in oil and gas properties, rights and related assets in the Western Eagle Ford basin for aggregate cash consideration of $592.7 million, including capitalized transaction costs and certain final settlement statement adjustments;
•“July Western Eagle Ford Assets” refer to certain interests in oil and gas properties, rights and related assets in the Western Eagle Ford basin acquired by Crescent pursuant to the July Western Eagle Ford Acquisition;
•“KKR” refer to the Manager and its affiliates, which includes the Series I Preferred Stockholder;
•“Management Agreement” refer to the Management Agreement, dated as of December 7, 2021, by and among Crescent and the Manager;
•“Management Agreement Amendment” refer to the First Amendment to Management Agreement, dated May 15, 2024, by and among Crescent and the Manager;
•“Management Fee” refer to the management fee as set forth in the Management Agreement and as amended by the Management Agreement Amendment, in an amount equal to (x) (A) $53,300,000 per annum ($13,325,000 per quarter) plus (B) 1.50% per annum (0.375% per quarter) of the sum of the net proceeds from all issuances of equity securities of Crescent and OpCo multiplied by (y) the quotient of (i) the number of OpCo Units held by the Company and (ii) the total number of issued and outstanding OpCo Units, provided that the portion of the Management Fee described in clause (x)(B) and attributable to the Crescent Stock Issuance shall not exceed $9,000,000 per annum ($2,250,000 per quarter);
•“Manager” refer to KKR Energy Assets Manager LLC, a Delaware limited liability company;
•“Manager Incentive Plan” refer to the 2021 Manager Incentive Plan of Crescent, as amended or supplemented from time to time;
•“Manager Incentive Plan Share Limit” refer to 4,306,745 shares of Crescent Class A Common Stock reserved for delivery, which shall be increased on January 1 of each calendar year, subject to a 10% increase based on additional shares of Crescent Class A Common Stock issued, if any, during the immediately preceding calendar year;
•“Manager PSU Award” refer to the performance stock unit (“PSU”) award granted to Manager on December 6, 2021 pursuant to the Manager Incentive Plan. The Manager PSU Award represents the right to receive shares of Crescent Class A Common Stock in an amount ranging from 0% to 240% of each target PSU (based on certain performance-based conditions), with each such target PSU corresponding to a number of shares of Crescent Class A Common Stock equal to 2% of the total number of shares of Crescent Class A Common Stock outstanding on each applicable performance period end date. The Manager PSU Award granted Manager five target PSUs;

•“Merger Agreement” refer to the Agreement and Plan of Merger, dated May 15, 2024, by and among Crescent, SilverBow, Artemis Holdings, Merger Sub Inc. and Merger Sub LLC;
•“Merger Consideration” refer, collectively, to the Mixed Consideration, Cash Election Consideration and Stock Election Consideration;
•“Mergers” refer to the Initial Merger and Subsequent Merger, collectively;
•“Merger Sub Inc.” refer to Artemis Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Crescent;
•“Merger Sub LLC” refer to Artemis Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Artemis Holdings;
•“Mixed Consideration” refer to the combination of 1.866 shares of Crescent Class A Common Stock (the “Mixed Election Stock Exchange Ratio”) and $15.31 in cash (the “Mixed Election Cash Consideration”) available to be received by SilverBow stockholders as consideration for each share of SilverBow Common Stock pursuant to the Merger Agreement;
•“Mixed Consideration Election Share” refer to each share of SilverBow Common Stock with respect to which an election to receive Mixed Consideration has been made and not revoked or lost;
•“Mixed Election” refer to an election to receive Mixed Consideration;
•“NGLs” refer to natural gas liquids;
•“NYSE” refer to the New York Stock Exchange;
•“October Western Eagle Ford Acquisition” refer to the acquisition contemplated by the Purchase and Sale Agreement, dated as of August 22, 2023, pursuant to which Crescent agreed to acquire certain incremental working interests in oil and natural gas properties in certain of Crescent’s existing Western Eagle Ford assets for aggregate cash consideration of approximately $235.1 million, including certain customary purchase price adjustments;
•“OpCo” refer to Crescent Energy OpCo LLC, a Delaware limited liability company, of which Crescent is the managing member;
•“OpCo LLC Agreement” refer to the Amended and Restated Limited Liability Company Agreement of OpCo, dated as of December 7, 2021, as may be amended or restated from time to time;
•“OpCo Units” refer to the membership interests of OpCo;
•“Rights Agreement” refer to the Rights Agreement, dated as of September 20, 2022, as amended on May 16, 2023, by and between SilverBow and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC);
•“Rights Agreement Amendment” refer to the Second Amendment to Rights Agreement, dated as of May 15, 2024, by and between SilverBow and Equiniti Trust Company, LLC;
•“SEC” refer to the U.S. Securities and Exchange Commission;
•“Securities Act” refer to the Securities Act of 1933, as amended;
•“Series I Preferred Stockholder” refer to the holder of the Crescent Preferred Stock;
•“SilverBow” refer to SilverBow Resources, Inc., a Delaware corporation;
•“SilverBow Adjournment Proposal” refer to the proposal submitted to the SilverBow stockholders to approve one or more adjournments of the SilverBow Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SilverBow Special Meeting to approve the SilverBow Merger Proposal;
•“SilverBow Advisory Compensation Proposal” refer to the proposal submitted to the SilverBow stockholders to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to SilverBow’s named executive officers that is based on or otherwise relates to the Mergers;
•“SilverBow Board” refer to the board of directors of SilverBow;
•“SilverBow Bylaws” refer to the Third Amended and Restated Bylaws of SilverBow, adopted May 29, 2024;
•“SilverBow Charter” refer to the Restated Certificate of Incorporation of SilverBow, adopted May 29, 2024;
•“SilverBow Common Stock” refer to the common stock, par value $0.01 per share, of SilverBow;
•“SilverBow Incentive Plans” refer to the SilverBow 2016 Equity Incentive Plan and the SilverBow Inducement Plan, collectively;
•“SilverBow Merger Proposal” refer to the proposal submitted to SilverBow stockholders to adopt the Merger Agreement;
•“SilverBow Option” refers to each option to purchase shares of SilverBow Common Stock granted under the SilverBow Inventive Plans;
•“SilverBow Proposals” refer to the SilverBow Merger Proposal, the SilverBow Advisory Compensation Proposal and the SilverBow Adjournment Proposal, collectively;
•“SilverBow PSU Award” refer to each restricted stock unit award granted under the SilverBow Incentive Plans that is subject to both time-based vesting and performance-based vesting conditions;
•“SilverBow Record Date” refer to June 28, 2024;
•“SilverBow Revolving Credit Facility” refer to the credit facility governing the First Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 19, 2017, as amended, among SilverBow, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto;
•“SilverBow RSU Award” refer to each restricted stock unit award granted under the SilverBow Incentive Plans that is subject only to time-based vesting conditions;
•“SilverBow Second Lien Notes” refer to SilverBow’s senior secured second lien notes due 2028 issued pursuant to the Note Purchase Agreement, dated as of December 15, 2017, as amended;
•“SilverBow Special Meeting” refer to the special meeting of SilverBow stockholders in connection with the transactions contemplated by the Merger Agreement, as may be adjourned or postponed from time to time;
•“South Texas Rich Properties” refer to the assets acquired pursuant to the Chesapeake Transaction by SilverBow;
•“Special Meetings” refer, collectively, to the Crescent Special Meeting and the SilverBow Special Meeting;
•“Stock Election Consideration” refer to the 3.125 shares of Crescent Class A Common Stock available to be received by SilverBow stockholders as consideration for each share of SilverBow Common Stock pursuant to the Merger Agreement;

•“Stock Election Consideration Exchange Ratio” refer to the 3.125 shares of Crescent Class A Common Stock issuable as Stock Election Consideration in exchange for each share of SilverBow Common Stock;
•“Subsequent Merger” refer to the merger of the Initial Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving the merger;
•“Subsequent Merger Effective Time” refer to the effective time of the Subsequent Merger;
•“Subsequent Surviving Company” refer to Merger Sub LLC as the surviving limited liability company of the Subsequent Merger; and
•“Western Eagle Ford Acquisitions” refer to the July Western Eagle Ford Acquisition and October Western Eagle Ford Acquisition, collectively.

QUESTIONS AND ANSWERS ABOUT THE MERGERS AND THE SPECIAL MEETINGS
The following are answers to certain questions that you may have regarding the Special Meetings. Crescent and SilverBow urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus.
Q:    Why am I receiving this joint proxy statement/prospectus?
A.    You are receiving this joint proxy statement/prospectus because the Crescent Parties and SilverBow have entered into the Merger Agreement, pursuant to which, on the terms and subject to the conditions included in the Merger Agreement, Crescent has agreed to acquire SilverBow by means of the Mergers. The Merger Agreement, which governs the terms of the Mergers, is attached to this joint proxy statement/prospectus as Annex A.
Crescent. The issuance of shares of Crescent Class A Common Stock in connection with the Mergers must be approved by the Crescent stockholders in accordance with Section 312.03 of the NYSE Listed Company Manual in order for the Mergers to be consummated. The Crescent Special Meeting is being held to obtain that approval. Your vote is very important. We encourage you to submit a proxy to have your shares of Crescent Common Stock voted as soon as possible.
SilverBow. The Merger Agreement must be adopted by the SilverBow stockholders in accordance with the DGCL in order for the Mergers to be consummated. The SilverBow Special Meeting is being held to obtain that approval. Your vote is very important. We encourage you to submit a proxy to have your shares of SilverBow Common Stock voted as soon as possible.
Q:    When and where will the Special Meetings take place?
A:    Crescent. The Crescent Special Meeting will be held at 10:00 a.m., Central Time (with log-in beginning at 9:45 a.m., Central Time), on July 29, 2024, at the following address: www.virtualshareholdermeeting.com/CRGY2024SM. The Crescent Special Meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. To log in, Crescent stockholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form or notice.
SilverBow. The SilverBow Special Meeting will be a virtual-only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/SBOW2024SM starting at 10:00 a.m. Central Time (with log-in beginning at 9:45 a.m. Central Time) on July 29, 2024. You will be able to attend the SilverBow Special Meeting and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/SBOW2024SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the SilverBow Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.
Q:    What matters will be considered at the Special Meetings?
A:    Crescent. The Crescent stockholders are being asked to consider and vote on:
•a proposal to approve the issuance of shares of Crescent Class A Common Stock in connection with the Mergers as contemplated by the Merger Agreement; and
•a proposal to approve one or more adjournments of the Crescent Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Crescent Special Meeting to approve the Crescent Issuance Proposal.

SilverBow. The SilverBow stockholders are being asked to consider and vote on:
•a proposal to adopt the Merger Agreement;
•a proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to SilverBow’s named executive officers that is based on or otherwise relates to the Mergers; and
•a proposal to approve one or more adjournments of the SilverBow Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SilverBow Special Meeting to approve the SilverBow Merger Proposal.
Q:    Is my vote important?
A:    Crescent. Yes. Your vote is very important. The Mergers cannot be completed unless the Crescent Issuance Proposal is approved by the affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Only Crescent stockholders as of the close of business on the Crescent Record Date are entitled to vote at the Crescent Special Meeting. The Crescent Board unanimously recommends that such Crescent stockholders vote “FOR” the approval of the Crescent Issuance Proposal and “FOR” the approval of the Crescent Adjournment Proposal. Even if you plan to attend the Crescent Special Meeting virtually, Crescent recommends that you submit a proxy with respect to your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the Crescent Special Meeting.
SilverBow. Yes. Your vote is very important. The Mergers cannot be completed unless the SilverBow Merger Proposal is approved by the affirmative vote of the holders of a majority of shares of SilverBow Common Stock outstanding on the SilverBow Record Date. Only SilverBow stockholders as of the close of business on the SilverBow Record Date are entitled to vote at the SilverBow Special Meeting. The SilverBow Board unanimously recommends that such SilverBow stockholders vote “FOR” the approval of the SilverBow Merger Proposal, “FOR” the SilverBow Advisory Compensation Proposal and “FOR” the SilverBow Adjournment Proposal. Even if you plan to attend the SilverBow Special Meeting virtually, SilverBow recommends that you submit a proxy with respect to your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the SilverBow Special Meeting.
Q:    What is the difference between holding shares as a holder of record and as a beneficial owner?
A:    Crescent. If your shares of Crescent Common Stock are registered directly in your name with Crescent’s transfer agent, Equiniti Trust Company, LLC, you are considered the shareholder of record with respect to those shares, and the proxy materials are being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares.
SilverBow. If your shares of SilverBow Common Stock are registered directly in your name with SilverBow’s transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and the proxy materials are being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the SilverBow Special Meeting. But, because you are not the stockholder of record, you may not vote your shares at the SilverBow Special Meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee.

Q:    If my shares of Crescent Common Stock and/or SilverBow Common Stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?
A:    If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. If you hold your shares in “street name,” you must provide your broker, bank or other nominee with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on the Crescent Proposals or the SilverBow Proposals to be considered at the Crescent Special Meeting or the SilverBow Special Meeting, as applicable.
A so called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted because such nominee does not have discretionary authority to vote on the matter and has not received specific voting instructions from the beneficial owner of such shares. Because the rules applicable to brokers, banks and other nominees only provide brokers with discretionary authority to vote on proposal that are considered routine, whereas each of the proposals for consideration at the Crescent Special Meeting and the SilverBow Special Meeting are considered non-routine under NYSE rules, it is not expected that there will be any broker non-votes at the Crescent Special Meeting or the SilverBow Special Meeting. As a result, no broker, bank or other nominee will be permitted to vote your shares of Crescent Common Stock or SilverBow Common Stock at the applicable Special Meeting without receiving instructions from you.
Broker non-votes will have the same effect as a vote “AGAINST” the Crescent Issuance Proposal.
Broker non-votes, if any, will have the same effect as a vote “AGAINST” the SilverBow Merger Proposal and will have no effect on the SilverBow Advisory Compensation Proposal.
Q:    What Crescent stockholder vote is required for the approval of each proposal?
A:    The Crescent Issuance Proposal. Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the Crescent Issuance Proposal. Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on May 15, 2024.
The Crescent Adjournment Proposal. Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have the effect of a vote “AGAINST” the Crescent Adjournment Proposal. With respect to the Crescent Adjournment Proposal, if a broker non-vote occurs because a beneficial owner provided its broker, bank or other nominee with instructions to vote on Crescent Stock Issuance but not on the Crescent Adjournment Proposal, such a broker non-vote would have the effect of a vote “AGAINST” the Crescent Adjournment Proposal.
Q:    What SilverBow stockholder vote is required for the approval of each proposal?
A:    The SilverBow Merger Proposal. Approval of the SilverBow Merger Proposal requires the affirmative vote of the holders of a majority of the shares of SilverBow Common Stock outstanding on the SilverBow Record Date. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the SilverBow Merger Proposal.
The SilverBow Advisory Compensation Proposal. Approval of the SilverBow Advisory Compensation Proposal requires the affirmative vote of a majority of the shares of SilverBow Common Stock virtually present or represented by proxy at the SilverBow Special Meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal but broker non-votes, if any, will not affect the outcome of the voting on the proposal.
The SilverBow Adjournment Proposal. The SilverBow Adjournment Proposal, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares of SilverBow Common Stock virtually present or represented by proxy at the SilverBow Special Meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal but broker non-votes, if any, will not affect the outcome of the voting on the proposal. Regardless of whether there is a quorum, the chairperson of the SilverBow Special Meeting may also adjourn the SilverBow Special Meeting.
Q:    Who will count the votes?
A:    The votes at the Crescent Special Meeting will be counted by Equiniti Trust Company, LLC, Crescent’s transfer agent, which will serve as an independent inspector of elections. The votes at the SilverBow Special Meeting will be counted by First Coast Results, Inc., which will serve as an independent inspector of election.
Q:    What will SilverBow stockholders receive if the Mergers are completed?
A:    Subject to the terms and conditions of the Merger Agreement, each share of SilverBow Common Stock issued and outstanding immediately prior to the Initial Merger Effective Time (other than the Excluded Shares), will be converted into the right to receive, pursuant to an election that has been made and not revoked or lost prior to the Election Deadline, one of the following forms of consideration:
•3.125 shares of Crescent Class A Common Stock;
•a combination of 1.866 shares of Crescent Class A Common Stock and $15.31 in cash; or
•$38.00 in cash, subject to an aggregate cap of $400,000,000 on the total cash consideration payable for the SilverBow Common Stock in the Mergers.
In the event of a failure to deliver an election prior to the Election Deadline, a SilverBow stockholder will receive 3.125 shares of Crescent Class A Common Stock per share of SilverBow Common Stock.
The market value of the non-cash portion of the Merger Consideration will fluctuate with the market price of Crescent Class A Common Stock and will not be known at the time that holders of SilverBow Common Stock vote to adopt the Merger Agreement or make the applicable election. Based on the closing price of Crescent Class A Common Stock on May 15, 2024, the last trading day before the public announcement of the signing of the Merger Agreement, the value of the per share Merger Consideration was approximately $38.28 if all stock was elected and $38.17 if a mix of stock and cash (assuming the $400,000,000 cash consideration cap is reached) was elected. Based on the closing price of Crescent Class A common stock on June 27, 2024, the last practicable date before the date of this joint proxy statement/prospectus, the value of the per share Merger Consideration was approximately $37.28 if all stock was elected and $37.57 if a mix of stock and cash was elected. The market price of Crescent Class A Common Stock when SilverBow stockholders receive those shares after the Mergers are completed could be greater than, less than or the same as the market price of shares of Crescent Class A Common Stock on the date of this joint proxy statement/prospectus, at the time of the SilverBow Special Meeting or at the time of the applicable election of the form of Merger Consideration.
For information regarding the treatment of SilverBow incentive awards, please see the Question and Answer directly below.
If you receive the Merger Consideration and would otherwise be entitled to receive a fractional share of Crescent Class A Common Stock, you will receive cash in lieu of such fractional share, and you will not be entitled to dividends, voting rights or any other rights in respect of such fractional share. For additional information regarding the Merger Consideration, see the sections entitled “The Mergers—Consideration to SilverBow Stockholders” and “The Merger Agreement—Effect of the Mergers; Merger Consideration” beginning on pages 78 and 169, respectively.
Q:    What will holders of SilverBow incentive awards receive if the Mergers are completed?
A:    Immediately prior to the Initial Merger Effective Time:
•each SilverBow RSU Award that is outstanding as of immediately prior to the Initial Merger Effective Time, whether vested or unvested, will, by virtue of the occurrence of the Initial Merger, automatically become vested and canceled and converted into a right to receive (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Cash Election Consideration and (ii) a number of shares of Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Stock Election Consideration, in each case, less applicable withholdings for taxes;
•each SilverBow PSU Award that is outstanding as of immediately prior to the Initial Merger Effective Time, whether vested or unvested, will, by virtue of the occurrence of the Initial Merger, automatically become fully vested and canceled and converted into a right to receive (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance) multiplied by (B) the Cash Election Consideration and (ii) a number of shares of Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance) multiplied by (B) the Stock Election Consideration, in each case, less applicable withholdings for taxes; and
•each SilverBow Option that is outstanding immediately prior to the Initial Merger Effective Time and that has an exercise price per share of SilverBow Common Stock subject to such SilverBow Option that is less than the Cash Election Consideration, whether vested or unvested, will, by virtue of the occurrence of the Initial Merger, automatically become fully vested and be canceled and converted into a right to receive a cash payment equal to the product of (i) the number of shares of SilverBow Common Stock subject to the SilverBow Option as of immediately prior to the Initial Merger Effective Time multiplied by (ii) the difference between the Cash Election Consideration and the exercise price per share of SilverBow Common Stock subject to such SilverBow Option, less applicable withholdings for taxes. Each SilverBow Option that has an exercise price per share of SilverBow Common Stock subject to such SilverBow Option that equals or exceeds the Cash Election Consideration will be canceled for no consideration.
For additional information regarding the treatment of SilverBow incentive awards, see the section entitled “The Merger Agreement—Treatment of SilverBow Incentive Awards” beginning on page 170.
Q:    What equity stake will SilverBow stockholders hold in Crescent immediately following the Mergers?
A:    Following the Closing, depending on the amount of Cash Election Consideration and Mixed Consideration paid at Closing, (i) Crescent’s existing stockholders will hold between approximately 69% and 79% of Crescent Common Stock and (ii) SilverBow’s existing stockholders will hold between 21% and 31% of Crescent Common Stock. For example, if the SilverBow stockholders elect to receive no cash in the Mergers, Crescent’s existing stockholders will own approximately 69% of Crescent Common Stock and SilverBow’s stockholders will own approximately 31% of Crescent Common Stock. If the SilverBow stockholders elect to receive the maximum of $400 million of cash available in the Mergers, Crescent’s stockholders will own approximately 79% of Crescent Common Stock and SilverBow’s stockholders will own approximately 21% of Crescent Common Stock.
Q:    How do each of the Crescent Board and SilverBow Board recommend that I vote?
A:    Crescent. The Crescent Board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal. Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, and, by unanimous vote, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment are fair to, advisable and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment. For additional information regarding how the Crescent Board recommends that Crescent stockholders vote, see the section entitled “The Mergers—Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers” beginning on page 97.
SilverBow. The SilverBow Board unanimously recommends that SilverBow stockholders vote “FOR” the SilverBow Merger Proposal, “FOR” the SilverBow Advisory Compensation Proposal and “FOR” the SilverBow Adjournment Proposal. For additional information regarding how the SilverBow Board recommends that SilverBow stockholders vote, see the section entitled “The Mergers—Recommendation of the SilverBow Board and SilverBow’s Reasons for the Mergers” beginning on page 121.
Q:    Why did the Crescent Board establish a special committee in connection with the negotiation and evaluation of the Mergers and the Merger Agreement?
A:    Given the rights held by the Series I Preferred Stockholder, an affiliate of KKR, with respect to the election of the entire Crescent Board and approval rights over certain issuances of Crescent Common Stock and given that the interests of KKR and certain Crescent directors and officers in the Mergers may differ from those of the Crescent stockholders, the Crescent Board determined it was appropriate to establish the Crescent Special Committee composed entirely of Independent Directors (as defined in the Crescent Bylaws) for the purpose of negotiating and evaluating the Merger Agreement and the Mergers.
For additional information regarding the interests of certain Crescent officers and directors in the Mergers, see the section entitled “The Mergers—Interests of Crescent Affiliates in the Mergers” beginning on page 158.
Q:    Do any of the officers, directors or other affiliates of Crescent or SilverBow have interests in the Mergers that may differ from or be in addition to my interests as a Crescent or SilverBow stockholder?
A:    Crescent. Crescent stockholders should be aware that certain directors, executive officers and other affiliates of Crescent have interests in the Mergers that may be different from, or in addition to, the interests of Crescent stockholders generally. These interests include, but are not limited to, the increase in the Management Fee payable to the Manager (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, they may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally. These interests are described in more detail in the section entitled “The Mergers—Interests of Crescent Affiliates in the Mergers” beginning on page 158.

SilverBow. SilverBow stockholders should be aware that the executive officers and directors of SilverBow have interests in the Mergers that may be different from, or in addition to, the interests of SilverBow stockholders generally. These interests include, but are not limited to, the treatment in the Mergers of outstanding incentive awards held by SilverBow directors and executive officers, potential severance payments and benefits upon a SilverBow executive officer’s qualifying termination of employment that occurs on or following the Closing, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing. These interests are described in more detail in the sections entitled “The Mergers—Interests of SilverBow Directors and Executive Officers in the Mergers” and “The Mergers—Quantification of Potential Payments and Benefits to SilverBow’s Named Executive Officers in Connection with the Mergers” beginning on pages 160 and 164, respectively.
Q:    What will the composition of the Crescent Board and management be following completion of the Mergers?
A:    Pursuant to the Merger Agreement, prior to the Initial Merger Effective Time, Crescent will (a) increase the number of directors constituting the Crescent Board to eleven, to become effective immediately prior to, but conditioned on, the Initial Merger Effective Time (such expansion having previously been approved by the Series I Preferred Stockholder in accordance with the Crescent Charter), and (b) appoint two directors designated by SilverBow and reasonably acceptable to Crescent to the Crescent Board as of the Initial Merger Effective Time to fill the newly created directorships resulting from the increase in the size of the Crescent Board. Upon completion of the Mergers, the current directors and executive officers of Crescent are expected to continue in their current positions, other than as may be publicly announced by Crescent in the normal course of business. Additionally, Crescent will continue to be headquartered in Houston, Texas.
Q:    Who is entitled to vote at the Special Meetings?
A:    Crescent Special Meeting. The Crescent Board has fixed June 28, 2024 as the record date for the Crescent Special Meeting. All holders of record of shares of Crescent Common Stock as of the close of business on the Crescent Record Date are entitled to receive notice of, and to vote at, the Crescent Special Meeting, provided that those shares remain outstanding on the date of the Crescent Special Meeting. As of June 26, 2024, there were 111,516,601 shares of Crescent Class A Common Stock outstanding and 65,948,124 shares of Crescent Class B Common Stock outstanding. To the knowledge of Crescent, these amounts outstanding will remain the same as of the Crescent Record Date.Virtual attendance at the Crescent Special Meeting is not required to vote. Instructions on how to vote your shares without attending the Crescent Special Meeting are provided in this section below. For additional information, see the section entitled “Special Meeting of Crescent Stockholders.”
SilverBow Special Meeting. The SilverBow Board has fixed June 28, 2024 as the record date for the SilverBow Special Meeting. All holders of record of shares of SilverBow Common Stock outstanding as of the close of business on the SilverBow Record Date are entitled to receive notice of, and to vote online during the SilverBow Special Meeting. As of June 26, 2024, there were 25,539,615 shares of SilverBow Common Stock outstanding. To the knowledge of SilverBow, these amounts outstanding will remain the same as of the SilverBow Record Date. Instructions on how to vote your shares without attending the SilverBow Special Meeting are provided in this section below. For additional information, see the section entitled “Special Meeting of SilverBow Stockholders.”
Q:    How many votes do I have?
A:    Crescent stockholders. Each Crescent stockholder of record is entitled to one vote for each share of Crescent Common Stock held of record by such stockholder as of the close of business on the Crescent Record Date.
SilverBow stockholders. Each SilverBow stockholder of record is entitled to one vote for each share of SilverBow Common Stock held of record by such stockholder as of the close of business on the SilverBow Record Date.

Q:    What constitutes a quorum for the Crescent Special Meeting and the SilverBow Special Meeting?
A:    A quorum is the minimum number of stockholders necessary to hold a valid meeting.
Quorum for Crescent Special Meeting. The presence of a majority of the voting power of the outstanding Crescent Common Stock virtually present or represented by proxy shall constitute a quorum. If you submit a properly executed proxy card, even if you do not vote for any proposal or vote to “abstain” in respect of any proposal, your shares of Crescent Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Crescent Special Meeting. Broker non-votes, if any, will be treated as present for purposes of determining the presence of a quorum at the Crescent Special Meeting. Virtual attendance at the Crescent Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Crescent Special Meeting.
Quorum for SilverBow Special Meeting. The presence at the SilverBow Special Meeting of the holders of a majority of the voting power of the outstanding shares of SilverBow Common Stock entitled to vote at the SilverBow Special Meeting, virtually present or represented by proxy, constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for any SilverBow Proposal or vote to “abstain” in respect of any SilverBow Proposal, your shares of SilverBow Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the SilverBow Special Meeting. Because it is expected that all of the matters to be voted on at the SilverBow Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares of SilverBow Common Stock will not be voted on any such proposal. However, if a broker non-vote occurs because you are a beneficial owner of SilverBow Common Stock and provide your broker, bank or other nominee with instructions to vote on one SilverBow Proposal but not on the other SilverBow Proposals, your shares of SilverBow Common Stock will be treated as present for purposes of determining the presence of a quorum at the SilverBow Special Meeting. Virtual attendance at the SilverBow Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the SilverBow Special Meeting.
Q:    Have any Crescent stockholders already committed to voting in favor of the Crescent Issuance Proposal?
A:    Yes. As required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on May 15, 2024. In addition, concurrently with the execution of the Merger Agreement, the Crescent Supporting Stockholders, who beneficially own in the aggregate approximately 43% of the outstanding shares of Crescent Common Stock and all shares of Crescent Preferred Stock, entered into voting and support agreements with SilverBow, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, to vote all shares of Crescent capital stock beneficially owned by such stockholders in favor of the Crescent Issuance Proposal and any other matter that is required to be approved by the stockholders of Crescent in order to effect the Mergers. For additional information, see “The Merger Agreement—Crescent Support Agreements.”
Q:    What will happen to SilverBow as a result of the Mergers?
A:    Pursuant to the Initial Merger, Merger Sub Inc. will merge with and into SilverBow, with SilverBow surviving the merger as a direct, wholly owned subsidiary of Crescent. Immediately following the Initial Merger, SilverBow will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as an indirect, wholly owned subsidiary of Crescent and a direct, wholly owned subsidiary of Artemis Holdings. Furthermore, shares of SilverBow Common Stock will no longer be publicly traded and will be delisted from the NYSE. Promptly following the completion of the Mergers, Crescent intends to cause the

SilverBow business to be contributed to OpCo and then cause the SilverBow business to be further contributed to Crescent Finance.
Q:    I own shares of SilverBow Common Stock. What will happen to those shares as a result of the Mergers?
A:    If the Mergers are completed, your shares of SilverBow Common Stock will be converted into the right to receive the Merger Consideration pursuant to your election that has been made and not revoked or lost prior to the Election Deadline. All such shares of SilverBow Common Stock will cease to be outstanding and will automatically be canceled. Each holder of a share of SilverBow Common Stock outstanding immediately prior to the Initial Merger Effective Time will cease to have any rights with respect to shares of SilverBow Common Stock except the right to receive the Merger Consideration, any dividends made with respect to shares of Crescent Class A Common Stock with a record date after the Initial Merger Effective Time, and any cash to be paid in lieu of any fractional shares of Crescent Class A Common Stock, in each case to be issued or paid upon the exchange of any shares of SilverBow Common Stock for Merger Consideration. For additional information, see the sections entitled “The Mergers—Consideration to SilverBow Stockholders” and “The Merger Agreement—Effect of the Mergers; Merger Consideration” beginning on pages 78 and 169, respectively.
Q:    Where will the Crescent Class A Common Stock that SilverBow stockholders receive in the Mergers be publicly traded?
A:    Assuming the Mergers are completed, the shares of Crescent Class A Common Stock that SilverBow stockholders receive in the Mergers will be listed and traded on the NYSE under the symbol “CRGY.”
Q:    What happens if the Mergers are not completed?
A:    If the SilverBow Merger Proposal is not approved by SilverBow stockholders or if the Crescent Issuance Proposal is not approved by Crescent stockholders or if the Mergers are not completed for any other reason, SilverBow stockholders will not receive any Merger Consideration in connection with the Mergers, and their shares of SilverBow Common Stock will remain outstanding. SilverBow will remain an independent public company and SilverBow Common Stock will continue to be listed and traded on the NYSE. Additionally, if the SilverBow Merger Proposal is not approved by SilverBow stockholders or if the Mergers are not completed for any other reason, Crescent will not issue shares of Crescent Class A Common Stock to SilverBow stockholders, regardless of whether the Crescent Issuance Proposal is approved. If the Merger Agreement is terminated under specified circumstances, either SilverBow or Crescent (depending on the circumstances) may be required to pay the other party a termination fee or other termination-related payment. For a more detailed discussion of the termination fees or other termination-related payments, see “The Merger Agreement—Termination” beginning on page 194.
Q:    What is a proxy and how can I vote my shares at the special meetings?
A:    A proxy is a legal designation of another person to vote the stock you own on your behalf.
Crescent. Shares of Crescent Common Stock held directly in your name as the shareholder of record as of the close of business on the Crescent Record Date may be voted at the Crescent Special Meeting using the 16-digit control number found on your proxy card or voting instruction form, as described below. If you are a beneficial owner of Crescent Common Stock but not the stockholder of record of such shares of Crescent Common Stock, you will also need proof of stock ownership to be admitted to the Crescent Special Meeting. A recent brokerage statement or a letter from a broker, bank or other nominee are examples of proof of ownership. If your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Crescent Special Meeting, your shares may be voted virtually at the Crescent Special Meeting. Even if you plan to attend the Crescent Special Meeting, the Crescent Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Crescent Special Meeting.

SilverBow. Shares of SilverBow Common Stock held directly in your name as the shareholder of record as of the close of business on the SilverBow Record Date may be voted virtually at the SilverBow Special Meeting using the 16-digit control number found on your proxy card or voting instruction form, as described below. If your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the SilverBow Special Meeting, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the SilverBow Special Meeting.
Regardless of whether you plan to attend the SilverBow Special Meeting, we encourage you to vote by proxy as soon as possible.
Q:    How can I vote my shares without attending the special meetings?
A:    Crescent. If you are a stockholder of record of Crescent Common Stock as of the close of business on the Crescent Record Date, you can vote by submitting a proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.
SilverBow. If you are a stockholder of record of SilverBow Common Stock as of the close of business on the SilverBow Record Date, you can vote by submitting a proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.
Q:    How can I submit a question at the Special Meetings?
A:    Crescent. Crescent stockholders attending the Crescent Special Meeting will be in a listen-only mode and will not be able to speak during the webcast. However, Crescent stockholders will be able to submit any questions by the close of business on July 28, 2024 in advance of the Crescent Special Meeting by visiting www.proxyvote.com with their 16 digit control number found on their proxy card or voting instruction form.
SilverBow. SilverBow stockholders attending the SilverBow Special Meeting will be in a listen-only mode and will not be able to speak during the webcast. However, SilverBow stockholders will be able to submit any questions by the close of business on July 28, 2024 in advance of the SilverBow Special Meeting by visiting www.proxyvote.com with their 16 digit control number found on their proxy card or voting instruction form.
Q:    Who do I contact if I am encountering difficulties attending the Special Meetings online?
A:    Crescent. If you encounter any difficulties during the check-in process or during the Crescent Special Meeting, please call (844) 986-0822 (domestic) or (303) 562-9302 (international), and a technician will be ready to assist you starting at 9:45 a.m., Central Time and until the Crescent Special Meeting has finished. Please give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.
SilverBow. If you encounter any difficulties during the check-in process or during the SilverBow Special Meeting, please call (844) 986-0822 (domestic) or (303) 562-9302 (international), and a technician will be ready to assist you starting at 9:45 a.m. Central Time and until the SilverBow Special Meeting has finished. Please give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Q:    What should I do if I receive more than one set of voting materials?
A:    You may receive more than one set of voting materials relating to the Crescent Special Meeting and/or the SilverBow Special Meeting if you hold shares of both Crescent Common Stock and SilverBow Common Stock or if you hold shares of Crescent Common Stock and/or SilverBow Common Stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Crescent Common Stock and/or SilverBow Common Stock in more than one brokerage account.
Direct holders (holders of record). For shares of Crescent Common Stock and/or SilverBow Common Stock held directly, complete, sign, date and return each proxy card (or submit your proxy by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Crescent Common Stock and/or SilverBow Common Stock are voted.
Shares in “street name.” For shares of Crescent Common Stock and/or SilverBow Common Stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.
Q:    I hold shares of both Crescent Common Stock and SilverBow Common Stock. Do I need to vote separately for each company?
A:    Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Crescent Common Stock and with respect to the voting of shares of SilverBow Common Stock in order to effectively vote the shares you hold in each company.
Q:    If a holder of shares gives a proxy, how will the shares of Crescent Common Stock or SilverBow Common Stock, as applicable, covered by the proxy be voted?
A:    If you provide a proxy, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Crescent Common Stock or your shares of SilverBow Common Stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Crescent Common Stock or SilverBow Common Stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Crescent Special Meeting or the SilverBow Special Meeting, as applicable.
Q:    How will my shares be voted if I return a blank proxy?
A:    Crescent. If you sign, date and return your proxy and do not indicate how you want your shares of Crescent Common Stock to be voted, then your shares of Crescent Common Stock will be voted “FOR” the approval of the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
SilverBow. If you sign, date and return your proxy and do not indicate how you want your shares of SilverBow Common Stock to be voted, then your shares of SilverBow Common Stock will be voted “FOR” the approval of the SilverBow Merger Proposal, “FOR” the SilverBow Advisory Compensation Proposal and “FOR” the SilverBow Adjournment Proposal.
Q:    Can I change my vote after I have submitted my proxy?
A:    Crescent. Yes. If you are a stockholder of record of Crescent Common Stock as of the close of business on the Crescent Record Date, whether you submit a proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Crescent Special Meeting in one of the following ways:
•submit a new proxy card bearing a later date;

•submit a new proxy by phone or the Internet at a later time;
•give written notice of your revocation to Crescent’s corporate secretary at 600 Travis Street, Suite 7200, Houston, Texas 77002 stating that you are revoking your proxy; or
•vote virtually at the Crescent Special Meeting. Please note that your attendance at the Crescent Special Meeting will not alone serve to revoke your proxy.
If you are a beneficial owner of Crescent Common Stock as of the close of business on the Crescent Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
SilverBow. Yes. If you are a stockholder of record of SilverBow Common Stock as of the close of business on the SilverBow Record Date, whether you submit a proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the SilverBow Special Meeting in one of the following ways:
•deliver a new proxy card bearing a later date by no later than 10:59 p.m. Central Time on July 28, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);
•deliver a new proxy by phone or the Internet at a later time by no later than 10:59 p.m. Central Time on July 28, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);
•give written notice of your revocation to SilverBow’s corporate secretary at 920 Memorial City Way, Suite 850, Houston, Texas 77024 stating that you are revoking your proxy by no later than 10:59 p.m. Central Time on July 28, 2024 (in which case your proxy will not be voted); or
•vote virtually at the SilverBow Special Meeting using your 16-digit control number. Please note that your attendance at the SilverBow Special Meeting will not alone serve to revoke your proxy unless you have given written notice of your revocation as provided above or unless you vote your shares during the SilverBow Special Meeting.
If you are a beneficial owner of SilverBow Common Stock as of the close of business on the SilverBow Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:    Where can I find the voting results of the Special Meetings?
A:    Within four business days following certification of the final voting results, Crescent and SilverBow each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.
Q:    If I do not favor the Mergers as a Crescent stockholder or SilverBow stockholder, what are my rights?
A:    Crescent. Crescent stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Crescent Class A Common Stock as contemplated by the Merger Agreement. Crescent stockholders may vote against the Crescent Issuance Proposal if they do not favor the Mergers.
SilverBow. Because shares of Crescent Class A Common Stock are listed on the NYSE and holders of shares of SilverBow Common Stock are not required to receive consideration other than shares of Crescent Class A Common Stock, and cash in lieu of fractional shares in the Mergers, holders of shares of SilverBow Common Stock are not entitled to exercise dissenters’ or appraisal rights under Delaware law in connection with the Mergers. SilverBow stockholders may vote against the SilverBow Merger Proposal if they do not favor the Mergers.

Q:    Are there any risks that I should consider as a Crescent stockholder and/or SilverBow stockholder in deciding how to vote?
A:    Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 47. You also should read and carefully consider the risk factors of Crescent and SilverBow contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.
Q:    What happens if I sell my shares before the special meetings?
A:    Crescent stockholders. The record date for Crescent stockholders entitled to vote at the Crescent Special Meeting is earlier than the date of the Crescent Special Meeting. If you transfer your shares of Crescent Common Stock after the Crescent Record Date but before the Crescent Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Crescent Special Meeting.
SilverBow stockholders. The record date for SilverBow stockholders entitled to vote at the SilverBow Special Meeting is earlier than the date of the SilverBow Special Meeting. If you transfer your shares of SilverBow Common Stock after the SilverBow Record Date but before the SilverBow Special Meeting, you will, unless special arrangements are made, retain your right to vote at the SilverBow Special Meeting.
Q:    What are the material U.S. federal income tax consequences of the Mergers to SilverBow stockholders?
A:    The Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). However, it is not a condition to Crescent’s obligation or SilverBow’s obligation to complete the Mergers that the Mergers so qualify. Whether the Mergers qualify as a reorganization will depend, in part, on the fair market value of the Crescent Class A Common Stock as of the closing date of the Mergers. Moreover, Crescent and SilverBow have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the Mergers as a reorganization. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the Mergers were to fail to qualify as a reorganization or the treatment of the Mergers as a reorganization were to be successfully challenged, the Mergers would generally be treated as a taxable transaction.
Assuming that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code:
•a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) that exchanges its shares of SilverBow Common Stock solely for Crescent Class A Common Stock pursuant to the Mergers generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of SilverBow Common Stock for shares of Crescent Class A Common Stock, except with respect to cash, if any, received in lieu of a fractional share of Crescent Class A Common Stock;
•a U.S. holder that exchanges its shares of SilverBow Common Stock for a combination of Crescent Class A Common Stock and cash (other than any cash received in lieu of a fractional share of Crescent Class A Common Stock) pursuant to the Mergers generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Crescent Class A Common Stock (including any fractional share of Crescent Class A Common Stock the U.S. holder is treated as having received) and cash received by the U.S. holder in the Mergers exceeds such U.S. holder’s adjusted tax basis in its shares of SilverBow Common Stock surrendered in the Mergers and (ii) the amount of cash received by such U.S. holder in the Mergers (in each case, excluding any cash received in lieu of a fractional share of Crescent Class A Common Stock);
•a U.S. holder that exchanges its shares of SilverBow Common Stock solely for cash pursuant to the Mergers generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such SilverBow Common Stock and the adjusted tax basis of such shares of SilverBow Common Stock; and
•a U.S. holder that receives cash in lieu of a fractional share of Crescent Class A Common Stock generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the tax basis allocated to such fractional share.
If the Mergers do not qualify as a reorganization, the Mergers generally will be a taxable transaction to U.S. holders. In such a case, subject to the discussion below relating to Section 304 of the Code under the heading “Material U.S. Federal Income Tax Consequences – Tax Consequences if the Mergers Do Not Qualify as a Reorganization – Special Considerations Under Section 304 of the Code,” a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of any Crescent Class A Common Stock and any cash (including any cash received in lieu of fractional shares of Crescent Class A Common Stock) received in the Mergers and (ii) such U.S. holder’s adjusted tax basis in its shares of SilverBow Common Stock exchanged in the Mergers.
A non-U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences” herein) may be subject to U.S. withholding tax with respect to the amount of cash received by such non-U.S. holder in the Mergers. A non-U.S. holder of SilverBow Common Stock should read “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Withholding and Information Reporting Considerations” for a more complete discussion of the U.S. withholding tax consequences of the Mergers to the SilverBow stockholders.
The U.S. federal income tax consequences described above may not apply to all holders of SilverBow Common Stock. Each SilverBow stockholder should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the Mergers to the SilverBow stockholders. The tax consequences of the Mergers to a SilverBow stockholder may be complex and will depend on such stockholders’ specific situation and factors not within Crescent’s or SilverBow’s control. All SilverBow stockholders should consult their tax advisors as to the specific consequences of the Mergers to them in the particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state or local or non-U.S. tax laws and of potential changes in such laws.
Q:    When are the Mergers expected to be completed?
A:    Crescent and SilverBow are working to complete the Mergers as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page 193, including without limitation the approval of the SilverBow Merger Proposal by SilverBow stockholders at the SilverBow Special Meeting, the approval of the Crescent Issuance Proposal by Crescent stockholders at the Crescent Special Meeting and the expiration of the statutory waiting periods under the HSR Act, the transaction is expected to be completed by the end of the third quarter of 2024. However, neither Crescent nor SilverBow can predict the actual date on which the Mergers will be completed, nor can the parties assure that the Mergers will be completed, because completion is subject to conditions beyond either company’s control.
Q:    What must SilverBow stockholders do to elect to receive the Merger Consideration?
A:    To elect to receive Mixed Consideration, Cash Election Consideration or Stock Election Consideration for your shares of SilverBow Common Stock, you must indicate in the place provided on the Election Form, which you will receive in a separate mailing, the number of your shares of SilverBow Common Stock and whether you elect to receive Mixed Consideration, Cash Election Consideration or Stock Election Consideration, sign the form, and return the form in the separate envelope provided so that it is received prior to the Election Deadline. Crescent and SilverBow will publicly announce the anticipated Election Deadline at least five business days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and

Crescent and SilverBow will promptly announce any such delay and, when determined, the rescheduled Election Deadline:
You will be able to specify on the Election Form
•the number of shares of SilverBow Common Stock with respect to which you elect to receive the Stock Election Consideration;
•the number of shares of SilverBow Common Stock with respect to which you elect to receive the Mixed Consideration;
•the number of shares of SilverBow Common Stock with respect to which you elect to receive the Cash Election Consideration; or
•that you make no election with respect to your shares of SilverBow Common Stock, in which case you will receive the Stock Election Consideration.
If you do not submit an Election Form prior to the Election Deadline, you will be deemed to have indicated that you are making no election, and you will receive the Stock Election Consideration. For additional information on the election procedures, see the section entitled “The Merger Agreement—Election Procedures” beginning on page 172.
Q:    I own shares of SilverBow Common Stock. What is the deadline for submitting an election?
A:    To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by the Election Deadline. The Election Deadline will be 5:00 p.m. Central Time, on the business day that is five business days prior to the Closing Date or such other date as Crescent and SilverBow mutually agree upon. Crescent and SilverBow will publicly announce the anticipated Election Deadline at least ten business days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Crescent and SilverBow will promptly announce any such delay and, when determined, the rescheduled Election Deadline. SilverBow stockholders are urged to promptly submit their properly completed and signed forms of election, together with the necessary transmittal materials, and not wait until the Election Deadline.
Q:    I own shares of SilverBow Common Stock. How can I change my election?
A:    You can revoke your election before the Election Deadline by written notice that is sent to and received by the exchange agent prior to the Election Deadline.
Q:    I own shares of SilverBow Common Stock. What happens if I don’t make an election?
A:    A holder of shares of SilverBow Common Stock who makes no election or an untimely election, or is otherwise deemed not to have submitted an effective form of election, or who has validly revoked his or her Merger Consideration election but has not properly submitted a new duly completed form of election, will be deemed to have made an election to receive only Stock Election Consideration.
Q:    I own shares of SilverBow Common Stock. Can I sell my shares of SilverBow Common Stock after I make my election to receive Mixed Consideration, Cash Election Consideration or Stock Election Consideration or if I do not make an election by the Election Deadline?
A:    Yes, however, after an election has been properly made with respect to any shares of SilverBow Common Stock, any subsequent transfer of such shares of SilverBow Common Stock will automatically revoke such election. Except to the extent a subsequent election is properly made during the Election Period, such shares will be deemed to have made an election to receive only Stock Election Consideration.

Q:    Will I receive the form of Merger Consideration that I elect?
A:    Even if you make a valid election, you may not receive the exact form of Merger Consideration that you elect unless you elect Stock Election Consideration. If you make no valid election with respect to your shares of SilverBow Common Stock, you will receive the Stock Election Consideration.
There is a $400,000,000 aggregate cap on the total cash consideration payable for SilverBow Common Stock in the Mergers. The ability to receive the Merger Consideration of a SilverBow stockholder’s choice will depend on the elections of other SilverBow stockholders. If you elect to receive Cash Election Consideration or Mixed Consideration, you may not receive the form of Merger Consideration that you elect in the Mergers, and you may instead receive a pro-rata amount of cash, shares of Crescent Class A Common Stock or both.
The forms and amounts of the Merger Consideration payable to SilverBow stockholders in the Mergers will not be known until the exchange agent tallies the results of the elections made by SilverBow stockholders, which will not occur until near or after the Closing. See “The Merger Agreement—Election Procedures” beginning on page 172.
Q:    If I am a SilverBow stockholder, how will I receive the Merger Consideration to which I am entitled?
A:    If you are a holder of book-entry shares representing eligible shares of SilverBow which are held through DTC, the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, the Merger Consideration, cash in lieu of any fractional shares of Crescent Class A Common Stock and any dividends on the shares of Crescent Class A Common Stock issuable as Merger Consideration, in each case, that DTC has the right to receive.
If you are a holder of record of SilverBow book-entry shares which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the effective time of the Mergers, (i) a notice advising you of the effectiveness of the Mergers, (ii) a statement reflecting the aggregate whole number of shares of Crescent Class A Common Stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the Merger Agreement and (iii) a check in the amount equal to any cash payable as part of the Merger Consideration, cash in lieu of any fractional shares of Crescent Class A Common Stock and dividends on the shares of Crescent Class A Common Stock issuable to you as Merger Consideration.
No interest will be paid or accrued on any amount payable for shares of SilverBow Common Stock eligible to receive the Merger Consideration pursuant to the Merger Agreement.
For additional information on the exchange of SilverBow Common Stock for the Merger Consideration, see the section entitled “The Merger Agreement—Payment for Securities; Exchange” beginning on page 170.
Q:    If I am a SilverBow stockholder, will the shares of Crescent Class A Common Stock issued in the Mergers receive a dividend?
A:    After the completion of the Mergers, the shares of Crescent Class A Common Stock issued in connection with the Mergers will carry with them the right to receive the same dividends on shares of Crescent Class A Common Stock as the shares of Crescent Class A Common Stock held by all other holders of such shares for any dividend the record date for which occurs after the Mergers are completed.
Any future Crescent dividends will depend on Crescent’s level of earnings, financial requirements and other factors and will be subject to approval by the Crescent Board, applicable law and the terms of Crescent’s existing debt documents.
Q:    Who will solicit and pay the cost of soliciting proxies?
A:    Crescent. Crescent has retained D.F. King & Co., Inc. to assist in its solicitation process. Crescent will pay D.F. King & Co., Inc. a fee of approximately $15,000, as well as reasonable and documented out-of-pocket expenses. Crescent also has agreed to indemnify D.F. King & Co., Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies for Crescent (subject to certain exceptions).
SilverBow. SilverBow has retained Innisfree M&A Incorporated to assist in its solicitation process. SilverBow will pay Innisfree M&A Incorporated a fee of approximately $50,000 plus a discretionary fee for such consulting, analytic and proxy solicitation services, as well as reasonable and documented out-of-pocket expenses. SilverBow also has agreed to indemnify Innisfree M&A Incorporated against various liabilities and expenses that relate to or arise out of its solicitation of proxies for SilverBow (subject to certain exceptions).
Q:    What is “householding”?
A:    To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding a corporation’s common stock but who share the same address, a corporation may adopt a procedure approved by the SEC called “householding.” Under this procedure, certain holders of record who have the same address and last name will receive only one copy of proxy materials until such time as one or more of these stockholders notifies such corporation that they want to receive separate copies. Each of Crescent and SilverBow have elected to institute householding in connection with the Crescent Special Meeting and the SilverBow Special Meeting, respectively.
Q:    What should I do now?
A:    You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Crescent Common Stock and/or SilverBow Common Stock will be voted in accordance with your instructions.
Q:    Who can answer my questions about the Crescent Special Meeting and/or SilverBow Special Meeting or the transactions contemplated by the Merger Agreement?
A:    Crescent stockholders. If you have questions about the Crescent Special Meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Crescent’s proxy solicitor:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Collect: (212) 269-5550
Toll-Free: (800) 967-0271
E-mail: CRGY@dfking.com
SilverBow stockholders. If you have questions about the SilverBow Special Meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact SilverBow’s proxy solicitor:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
(877) 825-8621
Q:    Where can I find more information about Crescent, SilverBow and the Mergers?
A:    You can find out more information about Crescent, SilverBow and the Mergers by reading this joint proxy statement/prospectus and, with respect to Crescent and SilverBow, from various sources described in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246.

SUMMARY
This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/prospectus and its annexes carefully and in their entirety and the other documents to which Crescent and SilverBow refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meetings. In addition, Crescent and SilverBow incorporate by reference important business and financial information about Crescent and SilverBow into this joint proxy statement/prospectus, as further described in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246. Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.
Information About the Companies (page 63)
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of low-risk, high-return development locations in the Eagle Ford and Uinta basins.
SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, Texas 77024
Phone: (281) 874-2700
SilverBow is the Eagle Ford’s largest independent oil and gas company, headquartered in Houston. SilverBow’s proven strategy to create value is focused on acquiring and developing assets in South Texas where it has assembled approximately 220,000 net acres in the Eagle Ford and Austin Chalk. SilverBow’s average operated interest is 82% which allows SilverBow to control how it prioritizes development across its acreage position. SilverBow is differentiated from its peers through a diverse portfolio of assets that provides commodity optionality. SilverBow’s results are enhanced with the Eagle Ford’s proximity to premium Gulf Coast markets, which allows SilverBow to capture higher margins.
Artemis Acquisition Holdings Inc.
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Artemis Holdings is a direct, wholly owned subsidiary of Crescent that was incorporated in Delaware on April 29, 2024. Upon the completion of the Mergers, Artemis Holdings will continue to be a direct, wholly owned subsidiary of Crescent.

Artemis Merger Sub Inc.
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Merger Sub Inc. is a direct, wholly owned subsidiary of Crescent that was incorporated in Delaware on April 29, 2024. Upon the completion of the Initial Merger, Merger Sub Inc. will cease to exist. Merger Sub Inc. was formed for the sole purpose of effecting the Mergers.
Artemis Merger Sub II LLC
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Merger Sub LLC is an indirect, wholly owned subsidiary of Crescent and a direct, wholly owned subsidiary of Artemis Holdings that was organized in Delaware on April 29, 2024. Immediately following the completion of the Mergers, Merger Sub LLC will be a direct, wholly owned subsidiary of Artemis Holdings.
The Mergers and the Merger Agreement (pages 78 and 167)
The terms and conditions of the Mergers are contained in the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. Crescent and SilverBow encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Mergers.
The Crescent Board and the SilverBow Board each has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers. Pursuant to the terms and subject to the conditions included in the Merger Agreement, Crescent has agreed to acquire the business of SilverBow by means of a merger of Merger Sub Inc. with and into SilverBow, with SilverBow surviving the Initial Merger as a wholly owned subsidiary of Crescent. Immediately following the Initial Merger, SilverBow will be merged with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Artemis Holdings. Promptly following the completion of the Mergers, Crescent intends to cause the SilverBow business to be contributed to OpCo and then cause the SilverBow business to be further contributed to Crescent Finance.
Effect of the Mergers; Merger Consideration (page 169)
Subject to the terms and conditions of the Merger Agreement, each share of SilverBow Common Stock issued and outstanding immediately prior to the Initial Merger Effective Time (other than the Excluded Shares), will be converted into the right to receive, pursuant to an election that has been made and not revoked prior to the Election Deadline, one of the following forms of consideration: (A) 3.125 shares of Crescent Class A Common Stock, (B) a combination of 1.866 shares of Crescent Class A Common Stock and $15.31 in cash, (C) $38.00 in cash, subject to an aggregate cap of $400,000,000 on the total cash consideration payable for the SilverBow Common Stock in the Mergers or (D) in the event of a failure to deliver, or revocation or loss of, an election prior to the Election Deadline, 3.125 shares of Crescent Class A Common Stock.
Election Procedures (page 172)
To elect to receive Cash Election Consideration, Mixed Consideration or Stock Election Consideration for your shares of SilverBow Common Stock, you must indicate in the place provided on the election form, which you will receive in a separate mailing, the number of your shares of SilverBow Common Stock and whether you prefer to receive the Cash Election Consideration, Mixed Consideration or Stock Election Consideration, sign the form, and return the form in the separate envelope provided so that it is received prior to the Election Deadline. Crescent and

SilverBow will publicly announce the anticipated Election Deadline at least five business days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Crescent and SilverBow will promptly announce any such delay and, when determined, the rescheduled Election Deadline.
You will be able to specify on the Election Form:
•the number of shares of SilverBow Common Stock with respect to which you elect to receive the Stock Election Consideration;
•the number of shares of SilverBow Common Stock with respect to which you elect to receive the Mixed Consideration;
•the number of shares of SilverBow Common Stock with respect to which you elect to receive the Cash Election Consideration; or
•that you make no election with respect to your shares of SilverBow Common Stock, in which case you will receive the Stock Election Consideration.
If you do not submit an election form prior to the Election Deadline, you will be deemed to have indicated that you are making no election, and you will receive the Stock Election Consideration. For additional information on the election procedures, see the section entitled “The Merger Agreement—Election Procedures” beginning on page 172.
Risk Factors (page 47)
The Mergers and an investment in Crescent Class A Common Stock involve risks, some of which are related to the transactions contemplated by the Merger Agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 47, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Crescent’s and SilverBow’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings they make with the SEC. SilverBow stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the SilverBow Merger Proposal to be considered and voted on at the SilverBow Special Meeting, and Crescent stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the Crescent Issuance Proposal to be considered and voted on at the Crescent Special Meeting. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246.
These risk factors include, but are not limited to, the following:
Risks Relating to the Mergers:
•Because each of the Exchange Ratios is fixed and because the market price of Crescent Class A Common Stock will fluctuate, SilverBow stockholders cannot be certain of the precise value of the non-cash Merger Consideration they will receive in the Mergers.
•A SilverBow stockholder making an election other than Stock Election Consideration may not receive the form of Merger Consideration that it elects.
•The Mergers are subject to a number of conditions to the obligations of both SilverBow and the Crescent Parties to complete the Mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Mergers or result in the termination of the Merger Agreement.
•Failure to complete the Mergers could negatively impact the price of shares of Crescent Class A Common Stock and the price of shares of SilverBow Common Stock, as well as Crescent’s and SilverBow’s respective future businesses and financial results.

•Affiliates of Crescent and SilverBow may have interests in the Mergers that are different from, or in addition to, the interests of Crescent’s and SilverBow’s other stockholders.
•Current Crescent stockholders will have a reduced ownership and voting interest in Crescent after the Mergers compared to their current ownership and will exercise less influence over management.
•The Mergers are subject to the receipt of approvals, consents or clearances from regulatory authorities, including under the HSR Act, that may impose conditions that could have an adverse effect on Crescent or SilverBow or, if not obtained, could prevent completion of the Mergers.
•The Merger Agreement subjects SilverBow and Crescent to restrictions on their respective business activities while the Mergers are pending.
•Crescent and SilverBow will be subject to business uncertainties while the Mergers are pending, which could adversely affect their respective businesses.
•The Merger Agreement contains provisions that limit SilverBow’s and Crescent’s ability to pursue alternatives to the Mergers, could discourage a potential competing acquiror of SilverBow or Crescent from making a favorable alternative transaction proposal and, in specified circumstances, could require SilverBow or Crescent to pay the other party a termination fee.
•Uncertainties associated with the Mergers may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
•Crescent and SilverBow will incur significant transaction and merger-related costs in connection with the Mergers, which may be in excess of those anticipated by Crescent or SilverBow.
•Completion of the Mergers may trigger change in control or other provisions in certain agreements to which SilverBow is a party.
•Crescent’s ability to obtain financing to fund the cash consideration of the Mergers or to refinance SilverBow’s existing indebtedness may be limited and unavailable on terms attractive to Crescent or at all.
•Crescent and SilverBow may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Mergers from being completed.
•The Mergers may be completed even though material adverse changes subsequent to the announcement of the Mergers, such as industry-wide changes or other events, may occur.
•SilverBow stockholders are not entitled to appraisal rights in connection with the Mergers.
•After the Mergers are completed, SilverBow stockholders will have their rights as stockholders governed by Crescent’s organizational documents.
•If the Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders may be required to pay substantial U.S. federal income taxes. Further, because it may not be certain at the time of closing whether Section 304 of the Code applies to the Mergers, withholding agents may withhold U.S. tax on the gross amount of any cash paid to a non-U.S. holder in the Mergers.
•The financial forecasts are based on various assumptions that may not be realized.
•The opinions of Crescent’s and SilverBow’s respective financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Mergers.
Risks Relating to Crescent Following the Mergers
•The integration of SilverBow into Crescent may not be as successful as anticipated, and Crescent may not achieve the intended benefits or do so within the intended timeframe.

•The Series I Preferred Stockholder will continue to have control over certain corporate matters, including the election of directors, following the Closing, and as a result, SilverBow stockholders will exercise less influence over management than they currently do.
•Crescent’s results may suffer if it does not effectively manage its expanded operations following the Mergers.
•Sales of substantial amounts of Crescent Class A Common Stock in the open market, by former SilverBow stockholders or otherwise, could depress Crescent’s stock price.
•The market price of Crescent Class A Common Stock will continue to fluctuate after the Mergers, and may decline if the benefits of the Mergers do not meet the expectations of financial analysts.
•The market price of Crescent Class A Common Stock may be affected by factors different from those that historically have affected SilverBow Common Stock.
•Following the completion of the Mergers, Crescent’s Eagle Ford assets will significantly increase, making Crescent vulnerable to risks associated with greater concentration in a geographic area.
•The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.
•Crescent’s ability to utilize the existing U.S. net operating loss (“NOL”) carryforwards of SilverBow may be materially limited.
Treatment of SilverBow Incentive Awards (page 170)
Immediately prior to the Initial Merger Effective Time:
SilverBow RSU Awards
Each SilverBow RSU Award that is outstanding as of immediately prior to the Initial Merger Effective Time, whether vested or unvested, will, by virtue of the occurrence of the Initial Merger, automatically become vested and canceled and converted into a right to receive (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Cash Election Consideration and (ii) a number of shares of Crescent Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Stock Election Consideration, in each case, less applicable withholdings for taxes.
SilverBow PSU Awards
Each SilverBow PSU Award that is outstanding as of immediately prior to the Initial Merger Effective Time, whether vested or unvested, will, by virtue of the occurrence of the Initial Merger, automatically become fully vested and canceled and converted into a right to receive (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance) multiplied by (B) the Cash Election Consideration and (ii) a number of shares of Crescent Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance) multiplied by (B) the Stock Election Consideration, in each case, less applicable withholdings for taxes.

SilverBow Options
Each SilverBow Option that is outstanding immediately prior to the Initial Merger Effective Time and that has an exercise price per share of SilverBow Common Stock subject to such SilverBow Option that is less than the Cash Election Consideration, whether vested or unvested, will, by virtue of the occurrence of the Initial Merger, automatically become fully vested and be canceled and converted into a right to receive a cash payment equal to the product of (i) the number of shares of SilverBow Common Stock subject to the SilverBow Option as of immediately prior to the Initial Merger Effective Time multiplied by (ii) the difference between the Cash Election Consideration and the exercise price per share of SilverBow Common Stock subject to such SilverBow Option, less applicable withholdings for taxes. Each SilverBow Option that has an exercise price per share of SilverBow Common Stock subject to such SilverBow Option that equals or exceeds the Cash Election Consideration will be canceled for no consideration.
Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers (page 97)
The Crescent Board unanimously recommends that you vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal. Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which reviewed and considered the terms and conditions of the Merger Agreement and transactions contemplated thereby, and, by unanimous vote, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment are fair to, advisable and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment For the factors considered by each of the Crescent Board and the Crescent Special Committee in reaching this decision and additional information on the recommendation of the Crescent Board, see the section entitled “The Mergers—Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers” beginning on page 97.
Recommendation of the SilverBow Board and SilverBow’s Reasons for the Mergers (page 121)
The SilverBow Board unanimously recommends that you vote “FOR” the SilverBow Merger Proposal, “FOR” the SilverBow Advisory Compensation Proposal and “FOR” the SilverBow Adjournment Proposal. For the factors considered by the SilverBow Board in reaching this decision and additional information on the recommendation of the SilverBow Board, see the section entitled “The Mergers—Recommendation of the SilverBow Board and SilverBow’s Reasons for the Mergers” beginning on page 121.
Opinions of Financial Advisors
Opinion of Jefferies LLC, Crescent’s Financial Advisor
At a meeting of the Crescent Board on May 15, 2024, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated as of the same date, to the Crescent Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement was fair, from a financial point of view, to Crescent.
The full text of the written opinion of Jefferies, dated as of May 15, 2024, is attached hereto as Annex D. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Jefferies’ opinion was directed to the Crescent Board and addresses only the fairness to Crescent, from a financial point of view, of the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement, as of the date of the opinion. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion, a copy of which is attached as Annex D to this proxy statement.

For additional information, see the section entitled “The Mergers—Opinion of Jefferies LLC, Crescent’s Financial Advisor” beginning on page 101 and Annex D.
Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor
The Crescent Special Committee engaged Intrepid to act as its financial advisor. As part of that engagement, the Crescent Special Committee requested that Intrepid evaluate the fairness, from a financial point of view, of the Merger Consideration to Crescent. On May 15, 2024, Intrepid delivered to the Crescent Special Committee its oral opinion, confirmed by its delivery to the Crescent Special Committee of a written opinion dated as of the same date, that, as of the date thereof, and based upon and subject to the assumptions, procedures, qualifications, limitations and other matters set forth in Intrepid’s written opinion, the Merger Consideration is fair, from a financial point of view, to Crescent. For this purpose, Intrepid took into account the projected impact of the Transaction (as defined under “The Mergers—Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor”) on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan (as defined under “The Mergers—Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor”).
The full text of Intrepid’s written opinion, dated May 15, 2024, which sets forth, among other things, certain of the assumptions made, procedures followed, matters considered, and the qualifications and limitations with respect to the review undertaken by Intrepid, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference herein.
Intrepid provided its opinion for the information and benefit of the Crescent Special Committee (in its capacity as such) in connection with its evaluation of the Transaction. The opinion was not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than the Crescent Special Committee. The opinion is not intended to be and does not constitute a recommendation to any Crescent stockholder as to how such Crescent stockholder should act or vote with respect to the Transaction or any other matter.
Intrepid’s opinion was necessarily based upon business, market, economic, regulatory and other conditions as they existed on, and were evaluated as of, May 15, 2024. Intrepid assumes no responsibility for updating, revising or reaffirming its opinion based on developments, circumstances or events occurring, or information made available to it, after May 15, 2024 , including, without limitation, developments, circumstances, events or information that might affect the amounts payable to the Manager under the Management Agreement. Intrepid’s opinion did not express any opinion as to equity securities or debt securities of Crescent or SilverBow and the price, trading range or volume at which any securities will trade at any time, including following the announcement of the Transaction.
For additional information, see the section entitled “The Mergers—Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor” beginning on page 109 and Annex E.
Opinion of BofA Securities, Inc., SilverBow’s Financial Advisor
SilverBow retained BofA Securities, to act as its financial advisor in connection with the Mergers. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SilverBow selected BofA Securities to act as its financial advisor in connection with the Mergers on the basis of BofA Securities’ experience in transactions similar to the Mergers, its reputation in the investment community and its familiarity with SilverBow and its business.
On May 15, 2024, at a meeting of the SilverBow Board held to evaluate the Mergers, representatives of BofA Securities delivered to the SilverBow Board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated May 15, 2024, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations set forth in the written opinion, the Stock Election Consideration Exchange Ratio provided for in the Mergers was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares).

The full text of BofA Securities’ written opinion to the SilverBow Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Securities delivered its opinion to the SilverBow Board for the benefit and use of the SilverBow Board (in its capacity as such) in connection with and for purposes of its evaluation of the Mergers. BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Mergers (other than the Stock Election Consideration Exchange Ratio to the extent expressly specified in its opinion) and no opinion or view was expressed as to the relative merits of the Mergers in comparison to other strategies or transactions that might be available to SilverBow or in which SilverBow might engage or as to the underlying business decision of SilverBow to proceed with or effect the Mergers. BofA Securities’ opinion does not constitute a recommendation as to how any stockholder should vote or act in connection with the Mergers or any related matter.
See the section entitled “The Mergers— Opinion of BofA Securities, Inc.” of this joint proxy statement/prospectus beginning on page 126 and Annex F.
Opinion of Evercore Group L.L.C., SilverBow’s Financial Advisor
The SilverBow Board retained Evercore to act as its financial advisor in connection with the Mergers. As part of this engagement, the SilverBow Board requested that Evercore evaluate the fairness of the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares). At a meeting of the SilverBow Board held on May 15, 2024, Evercore rendered to the SilverBow Board its oral opinion, subsequently confirmed by delivery of a written opinion dated May 15, 2024, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Stock Election Consideration Exchange Ratio was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares).
The full text of the written opinion of Evercore, dated May 15, 2024, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex G and is incorporated herein by reference into this joint proxy statement/prospectus in its entirety. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the SilverBow Board (solely in its capacity as such) in connection with its evaluation of the proposed Mergers. The opinion does not constitute a recommendation to the SilverBow Board or to any other persons in respect of the Mergers, including as to how any holder of shares of SilverBow Common Stock should vote or act in respect of the Mergers. Evercore’s opinion does not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to SilverBow, nor does it address the underlying business decision of SilverBow to engage in the Mergers.
For additional information, see the section entitled “The Mergers—Opinion of Evercore Group L.L.C., SilverBow’s Financial Advisor” beginning on page 137 and Annex G.
Special Meeting of Crescent Stockholders (page 65)
Date, Time, Place and Purpose of the Crescent Special Meeting
The Crescent Special Meeting will be held on July 29, 2024, at 10:00 a.m., Central Time, at the following address: www.virtualshareholdermeeting.com/CRGY2024SM. The purpose of the Crescent Special Meeting is to consider and vote on the Crescent Issuance Proposal. Approval of the Crescent Issuance Proposal by Crescent stockholders is a condition to the obligations of Crescent and SilverBow to complete the Mergers. Approval of the Crescent Adjournment Proposal is not a condition to the obligation of either SilverBow or Crescent to complete the Mergers.

Record Date and Outstanding Shares of Crescent Common Stock
Only holders of record of issued and outstanding shares of Crescent as of the close of business on June 28, 2024 are entitled to notice of, and to vote at, the Crescent Special Meeting or any adjournment or postponement of the Crescent Special Meeting.
As of the close of business on June 26, 2024, there were 111,516,601 shares of Crescent Class A Common Stock issued and outstanding and entitled to vote at the Crescent Special Meeting and 65,948,124 shares of Crescent Class B Common Stock issued and outstanding and entitled to vote at the Crescent Special Meeting. To the knowledge of Crescent, these amounts will remain the same as of the Crescent Record Date.You may cast one vote on the Crescent Proposals for each share of Crescent Common Stock that you held as of the close of business on the Crescent Record Date.
A complete list of Crescent stockholders entitled to vote at the Crescent Special Meeting will be available for inspection at Crescent’s principal place of business during regular business hours for a period of no less than ten days before the Crescent Special Meeting and during the Crescent Special Meeting.
Quorum; Abstentions and Broker Non-Votes
A quorum of Crescent shareholders is necessary for Crescent to hold a valid meeting. The presence at the Crescent Special Meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the outstanding shares of Crescent Common Stock entitled to vote at the Crescent Special Meeting constitutes a quorum. Virtual attendance at the Crescent Special Meeting constitutes presence in person for purposes of determining the presence of a quorum for the transaction of business at the Crescent Special Meeting.
If you submit a properly executed proxy card, even if you do not vote for the Crescent Proposals or vote to “abstain” in respect of the Crescent Proposals, your shares of Crescent Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Crescent Special Meeting. Crescent Common Stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee for one proposal but giving voting instructions for the other proposal will be considered present and entitled to vote at the Crescent Special Meeting for the purpose of determining the presence of a quorum.
A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Because it is expected that all of the matters to be voted on at the Crescent Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares of Crescent Common Stock will not be voted on any such proposal. However, if a broker non-vote occurs because you are a beneficial owner of Crescent Common Stock and provide your broker, bank or other nominee with instructions to vote on one Crescent Proposal but not on the other Crescent Proposals, your shares of Crescent Common Stock will be treated as present for purposes of determining the presence of a quorum at the Crescent Special Meeting.
Required Vote to Approve the Crescent Issuance Proposal
Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have the effect of a vote “AGAINST” the Crescent Issuance Proposal.
Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on May 15, 2024.
The Crescent Issuance Proposal is described in the section entitled “Crescent Proposals” beginning on page 71.

Required Vote to Approve the Crescent Adjournment Proposal
Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have the effect of a vote “AGAINST” the Crescent Adjournment Proposal.
The Crescent Adjournment Proposal is described in the section entitled “Crescent Proposals” beginning on page 71.
Voting by Crescent Directors and Executive Officers
As of June 26, 2024, Crescent directors and executive officers, as a group, owned and were entitled to vote 10,111,041 shares of Crescent Class A Common Stock, or approximately 5.7% of the total outstanding shares of Crescent Common Stock. To the knowledge of Crescent, these amounts will remain the same as of the Crescent Record Date.
Crescent currently expects that all of its directors and executive officers will vote their shares “FOR” the Crescent Issuance Proposal.
Concurrently with the execution of the Merger Agreement, certain stockholders of Crescent, who beneficially own in the aggregate approximately 43% of the outstanding shares of Crescent Common Stock and all shares of Crescent Preferred Stock affiliated with members of the Crescent Board, entered into voting and support agreements with SilverBow, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, to (i) refrain from the transfer, including sales, of any shares of Crescent capital stock beneficially owned by such stockholders, subject to certain exceptions, and (ii) vote all shares of Crescent capital stock beneficially owned by such stockholders or cause to be voted all shares of Crescent capital stock beneficially owned by such stockholders (A) in favor of the Crescent Stock Issuance and any other matter that is required to be approved by the stockholders of Crescent in order to effect the Mergers, (B) against any (x) Crescent Acquisition Proposal (as defined herein) and (y) action that would reasonably be expected to impede, interfere with or delay the Mergers or any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Crescent under the Merger Agreement, and (C) in favor of any proposal to adjourn or postpone the Crescent stockholders’ meeting to a later date if there are not sufficient votes to approve the Crescent Stock Issuance. For additional information, see “The Merger Agreement—Crescent Support Agreements.”
Adjournment
Under the Merger Agreement, Crescent is required to adjourn or postpone the Crescent Special Meeting, if at the time of the Crescent Special Meeting, there are insufficient shares of Crescent Common Stock represented (either virtually present or by proxy) to constitute a quorum necessary to conduct the business of the Crescent Special Meeting or Crescent has not received sufficient proxies to approve the Crescent Issuance Proposal, whether or not a quorum is present. The Merger Agreement requires Crescent to adjourn or postpone the Crescent Special Meeting if, after consultation with SilverBow, reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law. Notwithstanding the foregoing, the Merger Agreement provides that the Crescent Special Meeting may not be adjourned or postponed to a date on or after three business days prior to the Termination Date nor for more than ten business days in the aggregate without the prior written consent of SilverBow.
Special Meeting of SilverBow Stockholders (page 72)
Date, Time, Place and Purpose of the SilverBow Special Meeting
The SilverBow Special Meeting will be a virtual-only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/SBOW2024SM starting at 10:00 a.m. Central Time (with log-in beginning at 9:45 a.m. Central Time) on July 29, 2024. You will be able to attend the SilverBow Special Meeting and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/SBOW2024SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the SilverBow Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting.
The purpose of the SilverBow Special Meeting is to consider and vote on the SilverBow Proposals. Approval of the SilverBow Merger Proposal is a condition to the obligations of Crescent and SilverBow to complete the Mergers. Approval of the SilverBow Advisory Compensation Proposal and approval of the SilverBow Adjournment Proposal are not conditions to the obligation of either SilverBow or Crescent to complete the Mergers.
Record Date and Outstanding Shares of SilverBow Common Stock
Only record holders of shares of SilverBow Common Stock at the close of business on the SilverBow Record Date are entitled to notice of, and to vote at, the SilverBow Special Meeting or any adjournment or postponement of the SilverBow Special Meeting.
At the close of business on June 26, 2024, the only issued and outstanding voting securities of SilverBow entitled to vote at the SilverBow Special Meeting were 25,539,615 shares of SilverBow Common Stock. To the knowledge of SilverBow, this amount will remain the same as of the SilverBow Record Date. Each share of SilverBow Common Stock outstanding on the SilverBow Record Date for the SilverBow Special Meeting is entitled to one vote on each SilverBow Proposal and any other matter coming before the SilverBow Special Meeting. You may cast one vote on each SilverBow Proposal for each share of SilverBow Common Stock that you held as of the close of business on the SilverBow Record Date.
A complete list of SilverBow’s stockholders entitled to vote at the SilverBow Special Meeting will be available for inspection at SilverBow’s principal place of business during regular business hours for a period of no less than ten days before the SilverBow Special Meeting and during the virtual SilverBow Special Meeting.
Quorum; Abstentions and Broker Non-Votes
A quorum of SilverBow stockholders is necessary for SilverBow to hold a valid meeting. The presence at the SilverBow Special Meeting of the holders of a majority of the voting power of the outstanding shares of SilverBow Common Stock entitled to vote at the SilverBow Special Meeting, virtually present or represented by proxy, constitutes a quorum. Virtual attendance at the SilverBow Special Meeting constitutes presence in person for purposes of determining the presence of a quorum for the transaction of business at the SilverBow Special Meeting.
If you submit a properly executed proxy card, even if you do not vote for any SilverBow Proposal or vote to “abstain” in respect of the SilverBow Proposals, your shares of SilverBow Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the SilverBow Special Meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the SilverBow Board.
A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Because it is expected that all of the matters to be voted on at the SilverBow Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares of SilverBow Common Stock will not be voted on any such proposal. However, if a broker non-vote occurs because you are a beneficial owner of SilverBow Common Stock and provide your broker, bank or other nominee with instructions to vote on one SilverBow Proposal but not on the other SilverBow Proposals, your shares of SilverBow Common Stock will be treated as present for purposes of determining the presence of a quorum at the SilverBow Special Meeting.

Required Vote to Approve the SilverBow Merger Proposal
Approval of the SilverBow Merger Proposal is a condition to the completion of the Mergers and requires the affirmative vote of the holders of a majority of the shares of SilverBow Common Stock outstanding on the SilverBow Record Date. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the SilverBow Merger Proposal.
The SilverBow Merger Proposal is described in the section entitled “SilverBow Proposals” beginning on page 77.
Required Vote to Approve the SilverBow Advisory Compensation Proposal
Approval of the SilverBow Advisory Compensation Proposal requires the affirmative vote of a majority of the shares of SilverBow Common Stock virtually present or represented by proxy at the SilverBow Special Meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal but broker non-votes, if any, will not affect the outcome of the voting on the proposal.
The SilverBow Advisory Compensation Proposal is described in the section entitled “SilverBow Proposals” beginning on page 77.
Required Vote to Approve the SilverBow Adjournment Proposal
The SilverBow Adjournment Proposal, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares of SilverBow Common Stock virtually present or represented by proxy at the SilverBow Special Meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal but broker non-votes, if any, will not affect the outcome of the voting on the proposal. Whether or not a quorum is present, the chairperson of the SilverBow Special Meeting may also adjourn the SilverBow Special Meeting.
The SilverBow Adjournment Proposal is described in the section entitled “SilverBow Proposals” beginning on page 77.
Voting by SilverBow Directors and Executive Officers
As of June 26, 2024, SilverBow directors and executive officers, as a group, owned and were entitled to vote 787,341 shares of SilverBow Common Stock, or approximately 3.1% of the total outstanding shares of SilverBow Common Stock. To the knowledge of SilverBow, these amounts will remain the same as of the SilverBow Record Date.
SilverBow currently expects that all of its directors and executive officers will vote their shares “FOR” the SilverBow Proposals.
Adjournment
Under the Merger Agreement, SilverBow is required to adjourn or postpone the SilverBow Special Meeting, if at the time of the SilverBow Special Meeting, there are insufficient shares of SilverBow Common Stock represented to constitute a quorum necessary to conduct the business of the SilverBow Special Meeting or SilverBow has not received sufficient proxies to approve the SilverBow Merger Proposal, whether or not a quorum is present. The Merger Agreement requires SilverBow to adjourn or postpone the SilverBow Special Meeting if, after consultation with Crescent, reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law. Notwithstanding the foregoing, the Merger Agreement provides that the SilverBow Special Meeting may not be adjourned or postponed to a date on or after three business days prior to the Termination Date nor for more than ten business days in the aggregate without the prior written consent of Crescent.

Interests of Crescent Affiliates in the Mergers (page 158)
In considering the recommendation of the Crescent Board with respect to the Crescent Proposals, Crescent stockholders should be aware that certain directors, executive officers and other affiliates of Crescent have interests in the Mergers that may be different from, or in addition to, the interests of Crescent stockholders generally. These interests include, but are not limited to, the increase in the Management Fee (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, they may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally. These interests are described in more detail in the section entitled “The Mergers—Interests of Crescent Affiliates in the Mergers” beginning on page 158. The members of the Crescent Board and the Crescent Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Crescent stockholders approve the Crescent Proposals.
Board of Directors and Management of Crescent Following Completion of the Mergers (page 159)
Pursuant to the Merger Agreement, prior to the Initial Merger Effective Time, Crescent will (a) increase the number of directors constituting the Crescent Board to eleven, to become effective immediately prior to, but conditioned on, the Initial Merger Effective Time (such expansion having previously been approved by the Series I Preferred Stockholder), and (b) appoint two directors designated by SilverBow and reasonably acceptable to Crescent to the Crescent Board as of the Initial Merger Effective Time to fill the newly created directorships resulting from the increase in the size of the Crescent Board.
Upon completion of the Mergers, the current directors and executive officers of Crescent are expected to continue in their current positions, other than as may be publicly announced by Crescent in the normal course of business.
Additionally, Crescent will continue to be headquartered in Houston, Texas.
Interests of SilverBow Directors and Executive Officers in the Mergers (page 160)
In considering the recommendations of the SilverBow Board with respect to the SilverBow Merger Proposal, the SilverBow Advisory Compensation Proposal and the SilverBow Adjournment Proposal, SilverBow stockholders should be aware that the executive officers and directors of SilverBow have interests in the Mergers that may be different from, or in addition to, the interests of SilverBow stockholders generally. These interests include, but are not limited to, the treatment in the Mergers of outstanding incentive awards held by SilverBow directors and executive officers, potential severance payments and benefits upon a SilverBow executive officer’s qualifying termination of employment that occurs on or following the Closing, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing.
These interests are described in more detail in the sections entitled “The Mergers—Interests of SilverBow Directors and Executive Officers in the Mergers” and “The Mergers—Quantification of Potential Payments and Benefits to SilverBow’s Named Executive Officers in Connection with the Mergers” beginning on pages 160 and 164, respectively.
No Solicitation; Changes in Recommendation (page 180)
Subject to certain exceptions, the Merger Agreement limits Crescent’s and SilverBow’s ability to initiate, solicit or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to it or its subsidiaries) the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal. For a more detailed discussion on Crescent and SilverBow and the ability of their boards of directors to consider other proposals, please see the section entitled “The Merger Agreement—No Solicitation; Changes in Recommendation” beginning on page 180.

Conditions to the Completion of the Mergers (page 193)
Mutual Conditions
The respective obligations of SilverBow and the Crescent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by each party on or prior to the Initial Merger Effective Time, of each of the following conditions:
•the adoption of the Merger Agreement by SilverBow stockholders must have been obtained;
•the approval of the Crescent Stock Issuance by Crescent stockholders must have been obtained;
•no provision of any applicable law and no order (preliminary or otherwise) will be in effect that prohibits the consummation of the Mergers;
•any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by the Merger Agreement must have expired or otherwise been terminated;
•the registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order; and
•the shares of Crescent Class A Common Stock issued or issuable to SilverBow stockholders pursuant to the Merger Agreement must have been approved and authorized for listing on the NYSE, upon official notice of issuance.
Additional Conditions to the Obligations of the Crescent Parties
The obligations of the Crescent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by Crescent on or prior to the Initial Merger Effective Time of each of the following conditions:
•SilverBow must have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with by it under the Merger Agreement prior to the Initial Merger Effective Time;
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of SilverBow must be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);
•since the date of the Merger Agreement, there must not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to SilverBow; and
•Crescent must have received a certificate of SilverBow signed by duly authorized officer of SilverBow, certifying that the conditions described above have been satisfied.

Additional Conditions to the Obligations of SilverBow
The obligations of SilverBow to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by SilverBow on or prior to the Initial Merger Effective Time of each of the following conditions:
•each of the Crescent Parties must have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with by it under the Merger Agreement prior to the Initial Merger Effective Time;
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of the Crescent Parties must be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);
•since the date of the Merger Agreement, there must not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Crescent; and
•SilverBow must have received a certificate of Crescent signed by duly authorized officer of Crescent, certifying that the conditions described above have been satisfied.
Termination (page 194)
Crescent and SilverBow may terminate the Merger Agreement by mutual written consent at any time prior to the Initial Merger Effective Time, whether before or after adoption of the Merger Agreement by the SilverBow stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders.
The Merger Agreement may also be terminated by either Crescent or SilverBow at any time prior to the Initial Merger Effective Time, whether before or after adoption of the Merger Agreement by the SilverBow stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders, in any of the following situations:
•if the Mergers have not been consummated on or prior to November 15, 2024 (the “Termination Date”) (subject to an automatic six-month extension if the waiting period under the HSR Act has not expired or otherwise been terminated but all other closing conditions have been satisfied or waived), so long as the terminating party’s action or failure to act is not the primary cause of the failure of the Mergers to occur on or before such date and such action or failure to act does not constitute a material breach of the Merger Agreement by such party;
•if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the Mergers illegal or otherwise permanently prohibited, so long as the terminating party's action or failure to act is not the primary cause for the entry of such order, decree, ruling or injunction or other action and such action or failure to act does not constitute a material breach of the Merger Agreement by such party;
•in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (1) would give rise to the failure of an applicable closing condition if it was continuing as of the Closing Date and (2) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (which, in the case of a breach by SilverBow, we refer to as a “SilverBow breach termination event” and, in the case of a breach by Crescent, we refer to as a “Crescent breach termination event”); or

if (1) the SilverBow stockholders do not approve the SilverBow Merger Proposal upon a vote held at a duly held SilverBow Special Meeting, or at any adjournment or postponement of the SilverBow Special Meeting, or (2) the Crescent stockholders do not approve the Crescent Issuance Proposal upon a vote held at a duly held Crescent Special Meeting, or at any adjournment or postponement of the Crescent Special Meeting, in each case of (1) and (2), so long as the failure to obtain the required stockholder approval is not caused by a material breach of the terminating party.
In addition, the Merger Agreement may be terminated by Crescent:
•if at any time prior to the approval of the SilverBow Merger Proposal by SilverBow stockholders, the SilverBow Board or any committee thereof has made a SilverBow Board Recommendation Change; or
•at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, in order to enter into a definitive agreement with respect to a Crescent Superior Proposal (as defined herein), so long as Crescent has contemporaneously with such termination paid SilverBow the Crescent Termination Fee and Crescent has complied with the applicable provisions of the Merger Agreement in respect of such Crescent Superior Proposal.
Further, the Merger Agreement may be terminated by SilverBow:
•if at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, the Crescent Board or any committee thereof has made a Crescent Board Recommendation Change; or
•at any time prior to the approval of the SilverBow Merger Proposal by SilverBow stockholders, in order to enter into a definitive agreement with respect to a SilverBow Superior Proposal (as defined herein), so long as SilverBow has contemporaneously with such termination paid Crescent the SilverBow Termination Fee and SilverBow has complied with the applicable provisions of the Merger Agreement in respect of such SilverBow Superior Proposal.
Termination Fees and Expense Reimbursement (page 195)
Termination Fees
The Merger Agreement requires Crescent to pay SilverBow a termination fee equal to $61.0 million (the “Crescent Termination Fee”) if:
•SilverBow terminates the Merger Agreement because a Crescent Board Recommendation Change has occurred;
•Prior to the Crescent Special Meeting, (A) a Crescent Acquisition Proposal has been publicly proposed or otherwise communicated to the Crescent Board or the Crescent stockholders and not withdrawn at least five business days prior to the Crescent Special Meeting and (B) SilverBow or Crescent terminates the Merger Agreement (i) because the Mergers have not been consummated prior to the Termination Date or (ii) due to the failure to obtain approval of the Crescent Issuance Proposal or (C) SilverBow terminates the Merger Agreement due to a Crescent breach termination event and within twelve months after such termination, Crescent or any of its subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Crescent acquisition proposal (for purposes of this paragraph, any reference in the definition of Crescent Acquisition Proposal to “15%” will be deemed to be a reference to “50%”);
•Crescent or SilverBow terminates the Merger Agreement because the Mergers have not been consummated prior to the Termination Date and at the time of such termination, Crescent stockholders have not approved the Crescent Issuance Proposal or because the approval of the Crescent Issuance Proposal by Crescent stockholders is not obtained at the Crescent Special Meeting and SilverBow would have been permitted to terminate the Merger Agreement because a Crescent Board Recommendation Change has occurred; or
•Crescent terminates the Merger Agreement to enter into a definitive agreement with respect to a Crescent Superior Proposal.

Termination Fees Payable by SilverBow
The Merger Agreement requires SilverBow to pay Crescent a termination fee equal to $30.5 million (the “SilverBow Termination Fee”) if:
•Crescent terminates the Merger Agreement because a SilverBow Board Recommendation Change (as defined herein) has occurred;
•prior to the SilverBow Special Meeting, (A) a SilverBow Acquisition Proposal has been publicly proposed or otherwise communicated to the SilverBow Board or the SilverBow stockholders and not withdrawn at least five business days prior to the SilverBow Special Meeting and (B) Crescent or SilverBow terminates the Merger Agreement (i) because the Mergers have not been consummated prior to the Termination Date or (ii) due to the failure to obtain approval of the SilverBow Merger Proposal or (C) Crescent terminates the Merger Agreement due to a SilverBow breach termination event and within twelve months after such termination, SilverBow or any of its subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any SilverBow Acquisition Proposal (for purposes of this paragraph, any reference in the definition of SilverBow Acquisition Proposal to “15%” will be deemed to be a reference to “50%”);
•Crescent or SilverBow terminates the Merger Agreement because the Mergers have not been consummated prior to the Termination Date and at the time of such termination, SilverBow stockholders have not approved the SilverBow Merger Proposal or because the approval of the SilverBow Merger Proposal by SilverBow stockholders is not obtained at the SilverBow Special Meeting and Crescent would have been permitted to terminate the Merger Agreement because a SilverBow Board Recommendation Change has occurred; or
•SilverBow terminates the Merger Agreement to enter into a definitive agreement with respect to a SilverBow Superior Proposal.
Expenses
Except for the payment of expenses described below, generally, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be borne solely and entirely by the party incurring such expenses, whether or not the Mergers are consummated; provided, however, that filing fees payable under the HSR Act will be split equally between Crescent and SilverBow.
The Merger Agreement requires Crescent to pay SilverBow an expense reimbursement in the amount of $5.1 million if the Merger Agreement is terminated by either Crescent or SilverBow because the required Crescent stockholder approval is not obtained and SilverBow is not otherwise entitled to receive the Crescent Termination Fee.
The Merger Agreement requires SilverBow to pay Crescent an expense reimbursement in the amount of $5.1 million if the Merger Agreement is terminated by either Crescent or SilverBow because the required SilverBow stockholder approval is not obtained and Crescent is not otherwise entitled to receive the SilverBow Termination Fee.
In no event will either party be entitled to receive more than one payment of the expense reimbursement. If either party receives a termination fee, then such party will not be entitled to also receive the expense reimbursement, and if a party is entitled to receive a termination fee after it has already received an expense reimbursement or concurrently with such expense reimbursement, such termination fee will be paid net of the expense reimbursement received.
No Dissenters’ or Appraisal Rights (page 166)
No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the Merger Agreement.

Related Agreements
Crescent Support Agreements
Concurrently with the execution of the Merger Agreement, the Crescent Supporting Stockholders, who beneficially own in the aggregate approximately 43% of the outstanding shares of Crescent Common Stock and all shares of Crescent Preferred Stock entered into voting and support agreements with SilverBow, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, to (i) refrain from the transfer, including sales, of any shares of Crescent capital stock beneficially owned by such stockholders, subject to certain exceptions, and (ii) vote all shares of Crescent capital stock beneficially owned by such stockholders or cause to be voted all shares of Crescent capital stock beneficially owned by such stockholders (A) in favor of the Crescent Issuance Proposal and any other matter that is required to be approved by the stockholders of Crescent in order to effect the Mergers, (B) against any (x) Crescent Acquisition Proposal and (y) action that would reasonably be expected to impede, interfere with or delay the Mergers or any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Crescent under the Merger Agreement, and (C) in favor of any proposal to adjourn or postpone the Crescent stockholders’ meeting to a later date if there are not sufficient votes to approve the Crescent Stock Issuance.
Notwithstanding anything in clause (A) or (B) above, if at any time prior to obtaining the approval of the Crescent Issuance Proposal by Crescent stockholders (the “Crescent Stockholder Approval”), a Crescent Board Recommendation Change in compliance with the Merger Agreement occurs, the obligations of the Crescent Supporting Stockholders with respect to the covered securities held by such stockholder under the Merger Agreement will be modified such that such obligations will only bind the Crescent Supporting Stockholders with respect to a number of shares of Crescent Common Stock held by the stockholder equal to the number of shares of Crescent Common Stock that would, together with the shares of Crescent Common Stock held by the other stockholders subject to the other Crescent Support Agreements, in the aggregate represent 29.9% of the total voting power of the outstanding shares of Crescent Common Stock entitled to vote on the Crescent Issuance Proposal as of the applicable record date (rounded down to the nearest whole share). Any reduction in the number of covered securities of the Crescent Supporting Stockholder subject to the obligations under the Merger Agreement pursuant to the foregoing sentence will be made on a pro rata basis in proportion to the respective voting power of the Crescent Supporting Stockholder and such other stockholders subject to the other Crescent Support Agreements as of the applicable record date (in each case rounded down to the nearest whole share). The Crescent Support Agreements will terminate upon the earliest to occur of (a) the approval of the Crescent stockholders being obtained, and (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Initial Merger Effective Time.
The foregoing description of the Crescent Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the form of Crescent Support Agreement, attached hereto as Annex B.
Management Agreement Amendment
Pursuant to the Merger Agreement, Crescent entered into the Management Agreement Amendment, pursuant to which the incremental Management Fee that will become payable to the Manager as a result of the issuance of shares of Crescent Class A Common Stock issuable in the Mergers will not exceed $9 million per annum.
The foregoing description of the Management Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Management Agreement Amendment, attached hereto as Annex C.
Rights Agreement Amendment
In connection with the Mergers, on May 15, 2024, SilverBow and Equiniti Trust Company, LLC entered into the Rights Agreement Amendment, pursuant to which (i) the parties have agreed to extend the expiration date to occur upon the earlier of the close of business on the first anniversary of the date of execution of the Merger Agreement or the Initial Merger Effective Time and (ii) the Rights (as defined in the Rights Agreement) issued pursuant to the Rights Agreement have been rendered inapplicable to the Crescent Parties or Crescent Supporting

Stockholders (as defined in the Rights Agreement Amendment) and to the execution and delivery of the Merger Agreement or the Voting Agreements (as defined in the Rights Agreement Amendment) or any other transaction contemplated by the Merger Agreement or the Voting Agreements. The Rights Agreement Amendment further provides that none of the execution or delivery of the Merger Agreement or the Voting Agreements or the consummation of the transactions contemplated thereby will result in the application of certain provisions of the Rights Agreement.
The foregoing description of the Rights Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Rights Agreement Amendment.
Material U.S. Federal Income Tax Consequences (page 200)
The Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to Crescent’s obligation or SilverBow’s obligation to complete the Mergers that the Mergers so qualify. Whether the Mergers qualify as a reorganization will depend, in part, on the fair market value of the Crescent Class A Common Stock as of the closing date of the Mergers. Moreover, Crescent and SilverBow have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the Mergers as a reorganization. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the Mergers were to fail to qualify as a reorganization or the treatment of the Mergers as a reorganization were to be successfully challenged, the Mergers would generally be treated as a taxable transaction.
Assuming that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code:
•a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) that exchanges its shares of SilverBow Common Stock solely for Crescent Class A Common Stock pursuant to the Mergers generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of SilverBow Common Stock for shares of Crescent Class A Common Stock, except with respect to cash, if any, received in lieu of a fractional share of Crescent Class A Common Stock;
•a U.S. holder that exchanges its shares of SilverBow Common Stock for a combination of Crescent Class A Common Stock and cash (other than any cash received in lieu of a fractional share of Crescent Class A Common Stock) pursuant to the Mergers generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Crescent Class A Common Stock (including any fractional share of Crescent Class A Common Stock the U.S. holder is treated as having received) and cash received by the U.S. holder in the Mergers exceeds such U.S. holder’s adjusted tax basis in its shares of SilverBow Common Stock surrendered in the Mergers and (ii) the amount of cash received by such U.S. holder in the Mergers (in each case, excluding any cash received in lieu of a fractional share of Crescent Class A Common Stock);
•a U.S. holder that exchanges its shares of SilverBow Common Stock solely for cash pursuant to the Mergers generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such SilverBow Common Stock and the adjusted tax basis of such shares of SilverBow Common Stock; and
•a U.S. holder that receives cash in lieu of a fractional share of Crescent Class A Common Stock generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the tax basis allocated to such fractional share.
If the Mergers do not qualify as a reorganization, the Mergers generally will be a taxable transaction to U.S. holders. In such a case, subject to the discussion below relating to Section 304 of the Code under the heading “Material U.S. Federal Income Tax Consequences – Tax Consequences if the Mergers Do Not Qualify as a Reorganization – Special Considerations Under Section 304 of the Code,” a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of any Crescent Class A Common Stock and any cash (including any cash received in lieu of fractional shares of Crescent Class A

Common Stock) received in the Mergers and (ii) such U.S. holder’s adjusted tax basis in its shares of SilverBow Common Stock exchanged in the Mergers.
A non-U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences” herein) may be subject to U.S. withholding tax with respect to the amount of cash received by such non-U.S. holder in the Mergers. A non-U.S. holder of SilverBow stockholder should read “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Withholding and Information Reporting Considerations” for a more complete discussion of the U.S. withholding tax consequences of the Mergers to the SilverBow stockholders.
The U.S. federal income tax consequences described above may not apply to all holders of SilverBow Common Stock. Each SilverBow stockholder should read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the Mergers to the SilverBow stockholders. The tax consequences of the Mergers to a SilverBow stockholder may be complex and will depend on such stockholders’ specific situation and factors not within Crescent’s or SilverBow’s control. All SilverBow stockholders should consult their tax advisors as to the specific consequences of the Mergers to them in the particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state or local or non-U.S. tax laws and of potential changes in such laws.
Comparison of Rights of Stockholders of Crescent and SilverBow (page 235)
The rights of SilverBow stockholders who receive shares of Crescent Class A Common Stock in the Mergers will be governed by the Crescent Charter and the Crescent Bylaws, rather than by the SilverBow Charter and the SilverBow Bylaws. As a result, SilverBow stockholders will have different rights once they become Crescent stockholders due to the differences in the organizational documents of SilverBow and Crescent. The key differences are described in the section entitled “Comparison of Rights of Stockholders of Crescent and Stockholders of SilverBow” beginning on page 235. Certain risks associated with these differences are also described in the section entitled “Risk Factors—Risks Relating to Crescent Following the Mergers—The Series I Preferred Stockholder will continue to have control over certain corporate matters, including the election of directors, following the Closing, and as a result, SilverBow stockholders will exercise less influence over management than they currently do.”
Listing of Crescent Shares; Delisting and Deregistration of SilverBow Shares (page 166)
If the Mergers are completed, the shares of Crescent Class A Common Stock to be issued in the Mergers will be listed for trading on the NYSE, shares of SilverBow Common Stock will be delisted from the NYSE and deregistered under the Exchange Act, and SilverBow will no longer be required to file periodic reports with the SEC in connection with SilverBow Common Stock, pursuant to the Exchange Act.
Accounting Treatment of the Mergers
Crescent prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Mergers, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Crescent will be treated as the acquirer for accounting purposes. See “The Mergers—Accounting Treatment of the Mergers” beginning on page 166.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CRESCENT
The following table sets forth selected historical consolidated financial data for Crescent (1) as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 and (2) as of March 31, 2024 and for the three months ended March 31, 2024 and 2023.
The selected historical consolidated financial data as of March 31, 2024 and for the three months ended March 31, 2024 and 2023 was derived from Crescent’s unaudited condensed consolidated financial statements included in Crescent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 was derived from Crescent’s audited consolidated financial statements included in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2023, incorporated by reference herein.
The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Crescent nor does it include the effects of the Mergers. This summary should be read together with other information contained in Crescent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the quarter ended Mach 31, 2024, including the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 246.

	Historical
	For the Years Ended December 31,			For the Three Months Ended March 31,
	2023	2022	2021	2024	2023
	(in thousands)
Statement of Operations Data:
Revenues:
Oil	$1,750,961	$1,969,070	$883,087	$473,894	$372,336
Natural gas	371,066	766,962	354,298	79,944	162,021
Natural gas liquids	192,870	268,192	185,530	66,947	42,523
Midstream and other	67,705	52,841	54,062	36,688	13,257
Total revenues	2,382,602	3,057,065	1,476,977	657,473	590,137
Expenses:
Lease operating expense	495,380	438,753	243,501	130,688	130,954
Workover expense	58,441	66,864	10,842	12,302	12,571
Asset operating expense	86,593	78,709	45,940	31,350	22,218
Gathering, transportation and marketing	235,153	177,078	187,059	69,569	47,403
Production and other taxes	162,963	238,381	108,992	32,523	54,923
Depreciation, depletion and amortization	675,782	532,926	312,787	176,564	146,483
Impairment expense	153,495	142,902	—	—	—
Exploration expense	9,328	3,425	1,180	—	—
Midstream and other operating expense	39,809	13,513	13,389	27,742	3,779
General and administrative expense	140,918	84,990	78,342	42,715	21,238
Gain on sale of assets	—	(4,641)	(8,794)	—	—
Total expenses	2,057,862	1,772,900	993,238	523,453	439,569
Income from operations	324,740	1,284,165	483,739	134,020	150,568
Other income (expense):

	Historical
	For the Years Ended December 31,			For the Three Months Ended March 31,
	2023	2022	2021	2024	2023
	(in thousands)
Interest expense	(145,807)	(95,937)	(50,740)	(42,686)	(29,320)
Loss from extinguishment of debt	—	—	—	(22,582)	—
Gains (loss) on derivatives(1)	166,980	(676,902)	(866,020)	(105,602)	150,310
Income (loss) from equity affiliates	(413)	4,616	368	127	163
Other income (expense)	(282)	949	120	150	250
Total other income (expense)	20,478	(767,274)	(916,272)	(170,593)	121,403
Income (loss) before income taxes	345,218	516,891	(432,533)	(36,573)	271,971
Income tax benefit (expense)	(23,227)	(36,291)	306	4,209	(16,360)
Net income (loss)	321,991	480,600	(432,227)	(32,364)	255,611
Less: net loss attributable to Predecessor	—	—	339,168	—	—
Less: net (income) loss attributable to noncontrolling interests	(472)	(2,669)	14,922	(3,499)	(149)
Less: net (income) loss attributable to redeemable noncontrolling interests	(253,909)	(381,257)	58,761	11,695	(195,668)
Less: net income (loss) attributable to Crescent Energy	$67,610	$96,674	$(19,376)	$(24,168)	$59,794
Balance sheet data (at period end):
Cash and cash equivalents	$2,974	$—		$5,321
Property, plant and equipment, net	6,115,826	5,437,770		6,167,310
Total assets	6,803,335	6,019,849		6,797,917
Total debt	1,694,375	1,247,558		1,749,226
Total liabilities	3,167,617	2,720,855		3,254,958
Redeemable noncontrolling interests	1,901,208	2,436,703		1,546,722
Total equity	1,734,510	862,291		1,996,237
Net cash provided by (used in):
Operating activities	$935,769	$1,012,372	$233,147	$183,770	$240,090
Investing activities	(1,398,800)	(1,124,344)	(244,595)	(157,461)	(195,113)
Financing activities	456,456	(7,841)	105,145	(23,867)	(43,672)
__________________
(1)Realized loss on commodity derivatives for the year ended December 31, 2021 includes non-recurring early settlement of derivative contracts.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SILVERBOW
The following table sets forth selected historical consolidated financial data (1) as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 and (2) as of March 31, 2024 and for the three months ended March 31, 2024 and 2023. The selected historical consolidated financial data of SilverBow as of March 31, 2024 and for the three months ended March 31, 2024 and 2023 was derived from SilverBow’s unaudited condensed consolidated financial statements included in SilverBow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 was derived from SilverBow’s audited consolidated financial statements included in SilverBow’s Annual Report on Form 10-K for the year ended December 31, 2023, incorporated by reference herein.
The information set forth below is only a summary and is not necessarily indicative of the results of future operations of SilverBow nor does it include the effects of the Mergers. This summary should be read together with other information contained in SilverBow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, including the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 246.

	Historical
	For the Years Ended December 31,			For the Three Months Ended March 31,
	2023	2022	2021	2024	2023
	(in thousands )
Statement of Operations Data:
Revenues:
Oil and gas sales	$652,358	$753,420	$407,200	$256,680	$139,954
Operating Expenses:
General and administrative, net	24,520	21,395	21,799	8,791	7,664
Depreciation, depletion and amortization	219,116	133,982	68,629	92,103	43,998
Accretion of asset retirement obligations	985	534	306	316	224
Lease operating expense	87,368	55,329	27,206	31,825	20,560
Workovers	2,694	1,655	514	610	779
Transportation and gas processing	59,032	32,989	24,145	35,199	11,520
Severance and other taxes	38,701	41,761	19,307	16,212	9,385
Total Operating Expenses	432,416	287,645	161,906	185,056	94,130
Operating Income	219,942	465,775	245,294	71,624	45,824
Non-Operating Income (Expense):
Net gain (loss) on commodity derivatives	241,309	(73,885)	(123,018)	(56,078)	92,249
Interest expense	(80,119)	(41,948)	(29,129)	(36,017)	(16,745)
Other income (expense), net	197	95	10	156	(24)
Income (Loss) Before Income Taxes	381,329	350,037	93,157	(20,315)	121,304
Provision (Benefit) for Income Taxes	83,613	9,600	6,398	(4,787)	26,812
Net Income (Loss)	$297,716	$340,437	$86,759	$(15,528)	$94,492
Balance sheet data (at period end):
Cash and cash equivalents	$969	$792		$1,446
Property and equipment, net	2,373,919	1,525,179		2,394,105
Total assets	$2,734,462	$1,716,362		$2,695,163

	Historical
	For the Years Ended December 31,			For the Three Months Ended March 31,
	2023	2022	2021	2024	2023
Total debt, net of unamortized discount and debt issuance costs	1,201,891	688,531		1,076,969
Total liabilities	1,545,134	924,783		1,519,999
Total Stockholders’ Equity	1,189,328	791,579		1,175,164
Net cash provided by (used in):
Operating activities	447,111	331,241	215,726	189,685	99,695
Investing activities	(1,025,515)	(635,870)	(186,456)	(62,674)	(112,375)
Financing activities	586,341	304,300	(30,267)	(126,534)	14,055

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
The following summary unaudited pro forma condensed combined balance sheet data gives effect to the Mergers as if they had occurred on March 31, 2024. The unaudited pro forma condensed combined statement of operations data for the three months ended March 31, 2024 gives effect to (i) the Mergers and (ii) the 2033 Notes Offering and the amendment to Crescent’s Revolving Credit Facility as contemplated within the Commitment Letter (the “Crescent Transactions”) as if each had occurred on January 1, 2023. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2023 gives effect to the Mergers, the Crescent Transactions, the Chesapeake Transaction and the July Western Eagle Ford Acquisition as if each had occurred on January 1, 2023. The following summary unaudited pro forma condensed combined financial statements has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Mergers, the Crescent Transactions, the Chesapeake Transaction and the July Western Eagle Ford Acquisition occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 47. The following summary unaudited pro forma condensed combined financial statements should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 206 and the related notes.

	Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)		Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Year Ended December 31,
	2024	2023	2024	2023
Statement of Operations Data:
Revenues:
Oil	$640,598	$2,495,762	$640,598	$2,495,762
Natural gas	133,067	631,175	133,067	631,175
Natural gas liquids	103,165	358,647	103,165	358,647
Midstream and other	37,323	60,988	37,323	60,988
Total revenues	914,153	3,546,572	914,153	3,546,572
Expenses:
Lease operating expense	162,513	643,002	162,513	643,002
Workover expense	12,912	62,195	12,912	62,195
Asset operating expense	31,350	86,593	31,350	86,593
Gathering, transportation and marketing	104,768	434,302	104,768	434,302
Production and other taxes	48,735	230,437	48,735	230,437
Depreciation, depletion and amortization	212,168	836,043	212,168	836,043
Impairment expense	—	153,495	—	153,495
Exploration expense	—	9,328	—	9,328
Midstream and other operating expense	27,742	39,809	27,742	39,809
General and administrative expense	60,222	286,282	65,025	323,953
Gain on sale of assets	—	—	—	—
Total expenses	660,410	2,781,486	665,213	2,819,157
Income from operations	253,743	765,086	248,940	727,415
Other income (expense):
Interest expense	(77,995)	(300,687)	(69,159)	(268,339)
Loss from extinguishment of debt	(22,582)	(58,600)	(22,582)	(58,600)

Gains (loss) on derivatives	(161,680)	408,289	(161,680)	408,289
Income from equity affiliates	127	(413)	127	(413)
Other income (expense)	306	(85)	306	(85)
Total other income (expense)	(261,824)	48,504	(252,988)	80,852
Income (loss) before income taxes	(8,081)	813,590	(4,048)	808,267
Income tax benefit (expense)	1,223	(87,695)	1,159	(91,046)
Net income (loss)	(6,858)	725,895	(2,889)	717,221
Less: net loss attributable to Predecessor	—	—	—	—
Less: net (income) loss attributable to noncontrolling interests	(3,499)	(472)	(3,499)	(472)
Less: net (income) loss attributable to redeemable noncontrolling interests	843	(399,509)	(743)	(346,609)
Less: net income (loss) attributable to Crescent Energy	$(9,514)	$325,914	$(7,131)	$370,140
Balance sheet data (at period end):
Cash and cash equivalents	$6,767		$6,767
Property, plant and equipment, net	8,328,734		8,321,789
Total assets	9,243,762		9,236,817
Total debt	3,334,366		2,934,366
Total liabilities	5,317,661		4,951,891
Redeemable noncontrolling interests	1,374,387		1,317,639
Total equity	2,551,714		2,967,287

SUMMARY UNAUDITED PRO FORMA OIL, NATURAL GAS AND NGL RESERVE INFORMATION
The following tables present the estimated unaudited pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2023. The unaudited pro forma reserve information set forth below gives effect to the Mergers as if they had been completed on December 31, 2023. The following summary unaudited pro forma reserve information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 47. The summary unaudited pro forma reserve information should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 206 and the related notes included in this joint proxy statement/prospectus.

	As of December 31, 2023
	Crescent Historical (1)	SilverBow Historical (2)	Crescent Unaudited Pro Forma Combined (3)
Proved Reserves:
Oil (MBbls)	250,465	94,958	345,423
Natural Gas (MMcf)(4)	1,176,416	1,677,939	2,854,355
NGLs (MBbls)	101,632	71,236	172,868
Total (Mboe)	548,166	445,850	994,016
Proved Developed Reserves:
Oil (MBbls)	176,546	40,738	217,284
Natural Gas (MMcf)(4)	1,032,578	736,075	1,768,653
NGLs (MBbls)	87,316	38,702	126,018
Total (Mboe)	435,958	202,120	638,078
Proved Undeveloped Reserves:
Oil (MBbls)	73,919	54,220	128,139
Natural Gas (MMcf)(4)	143,838	941,864	1,085,702
NGLs (MBbls)	14,316	32,534	46,850
Total (Mboe)	112,208	243,730	355,938
__________________
(1)Crescent’s reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. For oil and NGL volumes, the average WTI posted price of $78.22 per barrel as of December 31, 2023, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $2.64 per MMBtu as of December 31, 2023, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $74.71 per barrel of oil, $2.36 per Mcf of natural gas and $27.33 per barrel of NGLs as of December 31, 2023.
(2)The following prices were used to estimate SilverBow’s SEC proved reserve volumes. The 12-month 2023 average adjusted prices after differentials were $2.30 per Mcf of natural gas, $76.79 per barrel of oil, and $25.43 per barrel of NGL.
(3)Reflects the arithmetic sum of the two preceding columns. These estimates have not been updated for changes in development plans or other factors, which may have occurred subsequent to December 31, 2023, including the Mergers.
(4)Based on approximate energy equivalency, one Mboe is equal to six MMcf of natural gas.

COMPARISON OF CRESCENT AND SILVERBOW MARKET PRICES AND IMPLIED SHARE VALUE OF THE MERGER CONSIDERATION
The following table sets forth the closing sale prices per share of Crescent Class A Common Stock and SilverBow Common Stock as reported on the NYSE on May 15, 2024, the last trading day prior to the public announcement of the Mergers, and on June 27, 2024, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. Crescent Class A Common Stock is traded on the NYSE under the symbol “CRGY” and SilverBow Common Stock is traded on the NYSE under the symbol “SBOW.” The table also shows the estimated implied value of the Merger Consideration proposed for each share of SilverBow Common Stock as of the same two dates. The implied value for Stock Election Consideration was calculated by multiplying the closing sales price of a share of SilverBow Common Stock on the relevant date by the exchange ratio of 3.125 shares of Crescent Class A Common Stock for each share of SilverBow Common Stock. The implied value for the Mixed Consideration was calculated by multiplying the closing sales price of a share of Crescent Class A Common Stock on the relevant date by the exchange ratio of 1.866 shares of Crescent Class A Common Stock plus $15.31 in cash for each share of SilverBow Common Stock.

	Crescent Class A Common Stock	SilverBow Common Stock	Implied Per Share Value of Cash Election Consideration	Implied Per Share Value of Stock Election Consideration	Implied Per Share Value of Mixed Consideration
May 15, 2024	$12.25	$32.35	$38.00	$38.28	$38.17
June 27, 2024	$11.93	$37.66	$38.00	$37.28	$37.57
Holders of Crescent Common Stock and SilverBow Common Stock are encouraged to obtain current market quotations for Crescent Class A Common Stock and SilverBow Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Crescent Class A Common Stock before or after the effective date of the Mergers. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61, SilverBow stockholders should carefully consider the following risks before deciding how to vote with respect to the SilverBow Merger Proposal to be considered and voted on at the SilverBow Special Meeting, and Crescent stockholders should carefully consider the following risks before deciding how to vote with respect to the Crescent Issuance Proposal to be considered and voted on at the Crescent Special Meeting. In addition, SilverBow stockholders and Crescent stockholders should also read and consider the risks associated with each of the businesses of SilverBow and Crescent because these risks will also affect the combined company. These risks can be found in Crescent’s and SilverBow’s Annual Reports on Form 10-K for the year ended December 31, 2023, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings they make with the SEC, in each case incorporated by reference into this joint proxy statement/prospectus. SilverBow stockholders and Crescent stockholders should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246.
Risks Relating to the Mergers
Because each of the Exchange Ratios is fixed and because the market price of Crescent Class A Common Stock will fluctuate, SilverBow stockholders cannot be certain of the precise value of the non-cash Merger Consideration they will receive in the Mergers.
If the Mergers are completed, each issued and outstanding eligible share of SilverBow Common Stock will be converted into the right to receive the Merger Consideration consisting of either the Cash Election Consideration, the Mixed Consideration or the Stock Election Consideration. The Exchange Ratio for each of the Mixed Consideration and the Stock Election Consideration is fixed, and there will be no adjustment to the Merger Consideration for changes in the market price of Crescent Class A Common Stock or SilverBow Common Stock prior to the completion of the Mergers.
If the Mergers are completed, there will be a time lapse between each of the date of this joint proxy statement/prospectus, the dates of the Special Meetings, the date SilverBow stockholders make their elections with respect to the form of Merger Consideration and the date on which SilverBow stockholders entitled to receive the Merger Consideration actually receive the Merger Consideration. The market value of shares of Crescent Class A Common Stock will fluctuate, possibly materially, during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in Crescent’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases are beyond the control of Crescent and SilverBow. The actual value of any non-cash Merger Consideration received by each SilverBow stockholder at the completion of the Mergers will depend on the market value of the shares of Crescent Class A Common Stock at that time. Consequently, at the time each SilverBow stockholder must decide whether to approve the SilverBow Merger Proposal and make an election with respect to the form of Merger Consideration, it will not know the actual market value of any non-cash Merger Consideration it will receive when the Mergers are completed. For additional information about the Merger Consideration, see the sections entitled “The Mergers—Consideration to SilverBow Stockholders”, “The Merger Agreement—Effect of the Mergers; Merger Consideration” and “Summary—Comparison of Crescent and SilverBow Market Prices and Implied Share Value of the Merger Consideration” beginning on pages 78, 169 and 46 respectively.
A SilverBow stockholder making an election other than Stock Election Consideration may not receive the form of Merger Consideration that it elects.
The cash payable for the SilverBow Common Stock in the Mergers is subject to a $400,000,000 aggregate cap. Accordingly, there is no assurance that a SilverBow stockholder electing to receive the Cash Election Consideration or the Mixed Consideration will receive the form and amount of Merger Consideration that it elects with respect to all SilverBow Common Stock it holds, and they may instead receive a pro-rata amount of cash, shares of Crescent

Class A Common Stock or both. There is a risk that a SilverBow stockholder electing to receive Cash Election Consideration or Mixed Consideration will receive a portion of the Merger Consideration in the form that it does not elect, which could result in, among other things, U.S. federal income tax consequences that differ from those that would have resulted from receipt of the form of Merger Consideration elected. For more information on the material U.S. federal income tax consequences of the Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 200. For more information on the proration procedures, see “The Merger Agreement—Election Procedures” beginning on page 172.
The Mergers are subject to a number of conditions to the obligations of both SilverBow and the Crescent Parties to complete the Mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the Mergers or result in termination of the Merger Agreement.
The respective obligations of SilverBow and the Crescent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by each party on or prior to the Initial Merger Effective Time of a number of conditions. For a summary of the conditions that must be satisfied or waived prior to completion of the Mergers, see “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page 193.
Many of the conditions to completion of the Mergers are not within the control of Crescent and SilverBow, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to November 15, 2024 (or May 14, 2025, if the Termination Date is extended in accordance with the terms of the Merger Agreement), it is possible that the Merger Agreement may be terminated. Although Crescent and SilverBow have agreed in the Merger Agreement to use reasonable best efforts, subject to certain limitations, to consummate the Mergers as promptly as practicable, these and other conditions to the consummation of the Mergers may fail to be satisfied. In addition, satisfying the conditions to and completion of the Mergers may take longer, and could cost more, than Crescent and SilverBow expect.
Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Mergers for a significant period of time or prevent the Mergers from occurring. Any delay in completing the Mergers may adversely affect the cost savings and other benefits that SilverBow and Crescent expect to achieve if the Mergers and the integration of the companies’ respective businesses are not completed within the expected time frame. See “Risk Factors—Failure to complete the Mergers could negatively impact the price of shares of Crescent Class A Common Stock and the price of shares of SilverBow Common Stock, as well as Crescent’s and SilverBow’s respective ongoing and future businesses and financial results” below.
Failure to complete the Mergers could negatively impact the price of shares of Crescent Class A Common Stock and the price of shares of SilverBow Common Stock, as well as Crescent’s and SilverBow’s respective future businesses and financial results.
The Merger Agreement may be terminated by either Crescent or SilverBow if the Mergers are not completed by the Termination Date, except that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any material covenant or agreement under the Merger Agreement is the primary cause of or resulted in the failure of the transactions to be consummated on or before that date. Crescent and SilverBow can also mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval is obtained. In addition, Crescent and SilverBow may elect to terminate the Merger Agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement—Termination” beginning on page 194.
If the transactions contemplated by the Merger Agreement are not completed for any reason, Crescent’s and SilverBow’s respective ongoing businesses and financial results may be adversely affected and, without realizing any of the benefits of having completed the transactions, Crescent and SilverBow will be subject to a number of risks, including the following:
•Crescent and SilverBow will be required to pay their respective costs relating to the transactions, which are substantial, such as legal, accounting, financial advisory and printing fees, whether or not the transactions are completed;

•time and resources committed by Crescent’s and SilverBow’s management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities;
•Crescent and SilverBow may experience negative reactions from financial markets, including negative impacts on the prices of their common stock, including to the extent that the current market price reflects a market assumption that the transactions will be completed;
•Crescent and SilverBow may experience negative reactions from employees, customers or vendors; and
•since the Merger Agreement restricts the conduct of Crescent’s and SilverBow’s business prior to completion of the Mergers, Crescent and SilverBow may not have been able to take certain actions during the pendency of the Mergers that would have benefited it as an independent company and the opportunity to take such actions may no longer be available. For a description of the restrictive covenants to which Crescent and SilverBow are subject, see the section entitled “The Merger Agreement— Interim Operations of SilverBow and Crescent” beginning on page 176.
If the Merger Agreement is terminated and the SilverBow Board seeks another merger or business combination, SilverBow may not be able to find a party willing to offer equivalent or more attractive consideration than the consideration Crescent has agreed to provide in the Mergers, or such other merger or business combination may not be completed. If the Merger Agreement is terminated under specified circumstances, Crescent may be required to pay SilverBow a termination fee of $61.0 million, and SilverBow may be required to pay Crescent a termination fee of $30.5 million. If the Merger Agreement is terminated because of a failure of Crescent’s or SilverBow’s stockholders to approve the proposals required to complete the Mergers, Crescent and SilverBow, as applicable, may be required to reimburse the other party for its transaction expenses in an amount equal to $5.1 million. For a description of these circumstances, see the section entitled “The Merger Agreement—Termination” beginning on page 194. In addition, any delay in completing the Mergers may significantly reduce the synergies and other benefits that Crescent and SilverBow expect to achieve if they successfully complete the Mergers within the expected timeframe and integrate their respective businesses.
Affiliates of Crescent and SilverBow may have interests in the Mergers that are different from, or in addition to, the interests of Crescent’s and SilverBow’s other stockholders.
Certain of Crescent’s directors, executive officers and other affiliates and SilverBow’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Crescent’s stockholders and SilverBow’s stockholders generally. The interests of certain of Crescent’s directors and executive officers include, but are not limited to, the increase in the Management Fee (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, they may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally. For these reasons, among others, the Crescent Board sought and obtained the approval and recommendation of the Crescent Special Committee consisting solely of independent directors formed, among other things, for the purpose of considering and negotiating the terms of the Merger Agreement, the Mergers and the transactions contemplated thereby. The interests of SilverBow’s directors and executive officers include, among others, the treatment of outstanding SilverBow incentive awards pursuant to the Merger Agreement, potential severance and other benefits upon a SilverBow executive officer’s qualifying termination of employment following the Closing, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing.
The Crescent Special Committee and the Crescent Board were each aware of the interests of Crescent’s affiliates at the time each recommended and approved, as the case may be, the Merger Agreement, including the Mergers. If you are a Crescent stockholder, these interests may cause Crescent’s directors and executive officers to view the Crescent Issuance Proposal differently and more favorably than you may view it. These interests are described in more detail in the section entitled “The Mergers—Interests of Crescent Affiliates in the Mergers” beginning on page 158.
The SilverBow Board was aware of the interests of SilverBow’s directors and executive officers at the time it approved the Merger Agreement, including the Mergers. If you are a SilverBow stockholder, these interests may cause SilverBow’s directors and executive officers to view the SilverBow Merger Proposal differently and more favorably than you may view it. These interests are described in more detail in the section entitled “The Mergers—Interests of SilverBow Directors and Executive Officers in the Mergers” beginning on page 160.
Current Crescent stockholders will have a reduced ownership and voting interest in Crescent after the Mergers compared to their current ownership and will exercise less influence over management.
Based on the number of issued and outstanding shares of Crescent Common Stock and SilverBow Common Stock as of June 26, 2024, and the Exchange Ratios as set forth in the Merger Agreement it is expected that, on a fully-diluted basis, current Crescent stockholders will collectively own approximately 69% or 79%, respectively, and current SilverBow stockholders will collectively own approximately 21% or 31%, respectively, of the outstanding shares of Crescent Common Stock (without giving effect to any shares of Crescent Common Stock held by SilverBow stockholders prior to the Mergers, if any). As a result of the Mergers, current Crescent stockholders and current SilverBow stockholders will own a smaller percentage of the combined company than they currently own of Crescent and SilverBow respectively, and as a result will have less influence on the management and policies of Crescent post-Mergers than they now have on the management and policies of Crescent and SilverBow, as the case may be. In addition, Crescent may issue additional equity from time to time, including prior to the consummation of the Mergers.
The Mergers are subject to the receipt of approvals, consents or clearances from regulatory authorities, including under the HSR Act, that may impose conditions that could have an adverse effect on Crescent or SilverBow or, if not obtained, could prevent completion of the Mergers.
Completion of the Mergers is conditioned upon the receipt of certain governmental approvals, including the expiration or termination of the waiting period under the HSR Act. Although each party has agreed to use its reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to completing the Mergers will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the Mergers or require changes to the terms of the Merger Agreement or other agreements to be entered into in connection with the Merger Agreement. Under the terms of the Merger Agreement, Crescent has agreed to use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Mergers.
However, under the terms of the Merger Agreement, Crescent and its subsidiaries will not be required to (i) divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, SilverBow and its subsidiaries, Crescent or its subsidiaries, or any of their respective businesses or assets, in each case if such divestiture or other action would, (A) reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Crescent and its subsidiaries (including SilverBow and its subsidiaries), taken as a whole after giving effect to the Closing, (B) require Crescent, SilverBow or any of their respective subsidiaries to divest of assets material to Crescent and its subsidiaries (including SilverBow and its subsidiaries), taken as a whole after giving effect to the Closing, in each case (A) and (B), that Crescent and its subsidiaries (including SilverBow and its subsidiaries) taken as a whole after giving effect the Closing, will be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of SilverBow and its subsidiaries, taken as a whole, as of the date of the Merger Agreement), (C) require Crescent or its subsidiaries (including at or after the Closing, SilverBow or its subsidiaries) to provide prior notice to, or to obtain prior approval from, any governmental entity with respect to any transactions following the Closing or (D) with respect to any divestiture of assets of Crescent or its subsidiaries, cause the condition precedent to the funding of the debt financing set forth in the Commitment Letter to fail to be satisfied.

Completion of the Mergers is also conditioned upon the authorization for listing of Crescent Class A Common Stock to be issued in connection with the Mergers on the NYSE. Although Crescent has agreed to use reasonable best efforts to file a subsequent listing application with the NYSE to obtain the requisite stock exchange approval, there can be no assurance that such approval will be obtained or that the other conditions to completing the Mergers will be satisfied.
Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the transaction or of imposing additional costs or limitations on Crescent or SilverBow following completion of the Mergers, any of which might have an adverse effect on the combined company following completion of the Mergers and may diminish the anticipated benefits of the Mergers. For additional information about the regulatory approval process, see “The Merger Agreement—Conditions to the Completion of the Mergers” and “The Merger Agreement—HSR and Other Regulatory Approvals.”
The Merger Agreement subjects SilverBow and Crescent to restrictions on their respective business activities while the Mergers are pending.
Each of SilverBow and Crescent has agreed that, until the earlier of the Initial Merger Effective Time and the termination of the Merger Agreement, except (i) as provided in the applicable party’s disclosure letter, (ii) as required by applicable law, (iii) as expressly required or permitted by the Merger Agreement or (iv) with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), it will, and will cause each of its subsidiaries to, (x) conduct its business and operations in all material respects in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to preserve intact its current business organization, maintain in effect all existing material permits, maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, and preserve its existing relationships with governmental entities, key employees, lessors, customers, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other existing business relationships. These restrictions could prevent each of SilverBow and Crescent from pursuing certain business opportunities that arise prior to the earlier of the Initial Merger Effective Time and the termination of the Merger Agreement and are outside the ordinary course of business. See “The Merger Agreement—Covenants—Conduct of Business of SilverBow and Crescent Pending the Mergers” for additional details.
Crescent and SilverBow will be subject to business uncertainties while the Mergers are pending, which could adversely affect their respective businesses.
In connection with the pendency of the Mergers, it is possible that certain persons with whom Crescent and SilverBow have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Crescent or SilverBow, as the case may be, as a result of the Mergers, which could negatively affect Crescent’s or SilverBow’s revenues, earnings and cash flows, as well as the market price of Crescent Class A Common Stock or SilverBow Common Stock, regardless of whether the Mergers are completed.
Under the terms of the Merger Agreement, each of Crescent and SilverBow are subject to certain restrictions on the conduct of its business prior to the Initial Merger Effective Time, which may adversely affect its ability to execute certain of its business strategies. Limitations on SilverBow include, among other things, the ability to issue capital stock, make distributions, modify or enter into material contracts, acquire or dispose of assets, hire or terminate certain key employees, incur indebtedness, incur encumbrances or incur capital expenditures, in each case, subject to certain exceptions set forth in the Merger Agreement. Limitations on Crescent include, among other things, the ability to issue capital stock, declare dividends, repurchase or redeem capital stock and the ability to acquire other businesses, in each case, subject to certain exceptions set forth in the Merger Agreement. Such limitations could negatively affect Crescent’s or SilverBow’s businesses and operations prior to the completion of the Mergers. For a description of the restrictive covenants to which Crescent and SilverBow are subject, see the section entitled “The Merger Agreement— Interim Operations of SilverBow and Crescent” beginning on page 176.

The Merger Agreement contains provisions that limit SilverBow’s and Crescent’s ability to pursue alternatives to the Mergers, could discourage a potential competing acquiror of SilverBow or Crescent from making a favorable alternative transaction proposal and, in specified circumstances, could require SilverBow or Crescent to pay the other party a termination fee.
The Merger Agreement contains certain provisions that restrict SilverBow’s and Crescent’s ability to initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of an acquisition proposal, engage in any discussions or negotiations with respect to an acquisition proposal or furnish any non-public information or access to its assets to any person in connection with an acquisition proposal, or enter into any letter of intent or agreement in principle concerning an acquisition proposal. In addition, the other party generally has an opportunity to offer to modify the terms of the transactions contemplated by the Merger Agreement in response to any third-party alternative transaction proposal before a party’s board of directors may change, withdraw, modify, or qualify its recommendation with respect to the SilverBow Merger Proposal or the Crescent Issuance Proposal, as applicable. In some circumstances, upon termination of the Merger Agreement, SilverBow or Crescent will be required to pay a termination fee of $30.5 million or $61.0 million, respectively, to the other party.
These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of SilverBow or Crescent or pursuing an alternative transaction with either entity from considering or proposing such a transaction. In SilverBow’s case, the provisions could discourage a potential third-party acquiror or merger partner that was prepared to pay consideration with a higher per share price than the per share price proposed to be received in the Mergers, or might result in a potential third-party acquiror or merger partner proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee that is payable in certain circumstances.
For additional information, see the sections entitled “The Merger Agreement—No Solicitation; Changes in Recommendation” and “The Merger Agreement—Termination” beginning on pages 180 and 194.
Uncertainties associated with the Mergers may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
Whether or not the Mergers are completed, the announcement and pendency of the Mergers could disrupt the businesses of Crescent or SilverBow. Crescent and SilverBow are dependent on the experience and industry knowledge of their senior management and other key employees to execute their business plans. Crescent’s success after the Mergers will depend in part upon the ability of Crescent and SilverBow to retain key management personnel and other key employees in advance of the Mergers, and of the combined company’s ability to do so following the Mergers. Current and prospective employees of Crescent and SilverBow may experience uncertainty about their roles within the combined company following the Mergers, which may have an adverse effect on the current ability of each of Crescent and SilverBow to attract or retain key management and other key personnel or the ability of the combined company to do so following the Mergers.
No assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Crescent and SilverBow to the same extent that such companies have previously been able to attract or retain employees. In addition, following the Mergers, Crescent might not be able to locate suitable replacements for any such key employees who leave Crescent or SilverBow or offer employment to potential replacements on satisfactory terms.
Crescent and SilverBow will incur significant transaction and merger-related costs in connection with the Mergers, which may be in excess of those anticipated by Crescent or SilverBow.
Each of Crescent and SilverBow has incurred and expects to continue to incur a number of non-recurring costs associated with the Mergers, many of which are payable regardless of whether or not the Mergers are completed. These fees and costs have been, and will continue to be, substantial. These costs include, among others, employee retention costs, fees paid to legal, accounting and financial advisors, severance and benefit costs, fees related to regulatory filings and notices, filing fees and printing and mailing fees. Crescent and SilverBow will also incur transaction fees and costs related to the integration of the companies, which may be substantial. Moreover, each company may incur additional unanticipated expenses in connection with the Mergers and the integration, including costs associated with any shareholder litigation related to the Mergers.
The costs described above, as well as other unanticipated costs and expenses, could have an adverse effect on the financial condition and operating results of Crescent, SilverBow or, following the completion of the Mergers, the combined company.
Completion of the Mergers may trigger change in control or other provisions in certain agreements to which SilverBow is a party.
The completion of the Mergers may trigger change in control or other provisions in certain agreements to which SilverBow is a party, including agreements governing its indebtedness and certain oil and gas leases. For a description of the treatment of SilverBow’s indebtedness in the Mergers, see “The Mergers—Treatment of Indebtedness” beginning on page 166. If Crescent and SilverBow are unable to negotiate waivers of the change in control and other provisions in certain other agreements, the counterparties to those agreements may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Crescent and SilverBow are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to SilverBow.
Crescent’s ability to obtain financing to fund the cash consideration of the Mergers or to refinance SilverBow’s existing indebtedness may be limited and unavailable on terms attractive to Crescent or at all.
Concurrently with Crescent’s entry into the Merger Agreement, Crescent entered into a commitment letter with Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (the “Commitment Letter”) that, among other things, contemplates an amendment to the Crescent Revolving Credit Facility to be entered into in connection with Closing, providing for, among other things, an increase in the elected commitment amount under the Crescent Revolving Credit Facility up to $700.0 million (which $700 million amount, in accordance with the terms of the Commitment Letter, was reduced to $512.5 million as described further under “The Mergers-Treatment of Indebtedness”) and a borrowing base increase thereunder from $1.7 billion to $2.6 billion (which borrowing base amount, in accordance with the terms of the Commitment Letter, may be reduced to an amount not to be less than $2.0 billion). On June 14, 2024, Crescent Energy Finance, LLC, a subsidiary of Crescent, issued $750 million in aggregate principal amount of its 7.375% Senior Notes due 2033 (the “2033 Notes Offering”), the net proceeds from which will be used to fund the cash consideration of the Mergers and any remaining net proceeds to repay SilverBow’s outstanding indebtedness. In connection with the funding of the cash consideration of the Mergers and the repayment of SilverBow’s outstanding indebtedness, Crescent may consider other various financing sources, including, but not limited to, borrowings under the Crescent Revolving Credit Facility, the proceeds of the 2033 Notes Offering and cash on hand. If the proceeds from the 2033 Notes Offering, cash on hand and any supplemental financing are insufficient to fund the cash consideration of the Mergers and to repay SilverBow’s outstanding indebtedness, Crescent would likely need to fund such amounts under the Crescent Revolving Credit Facility, which would materially limit future borrowing capacity thereunder.
Crescent and SilverBow may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Mergers from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Crescent’s and SilverBow’s respective liquidity and financial condition. Lawsuits that may be brought against the parties to the Merger Agreement or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Mergers. If a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, then that injunction may delay or prevent the Mergers from being completed, which may adversely affect Crescent’s and SilverBow’s respective business, financial position and results of operation.

One of the conditions to the Closing is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the Closing. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Mergers, then that injunction may delay or prevent the Mergers from being completed within the expected timeframe or at all, which may adversely affect Crescent’s and SilverBow’s respective business, financial position and results of operations.
The Mergers may be completed even though material adverse changes subsequent to the announcement of the Mergers, such as industry-wide changes or other events, may occur.
In general, either Crescent or SilverBow can refuse to complete the Mergers if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the Mergers, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Crescent’s or SilverBow’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to refuse to complete the Mergers. In addition, the parties have the ability, but are under no obligation, to the extent permitted by law, to waive any material adverse change that results in the failure of a closing condition and instead proceed with completing the Mergers. If adverse changes occur that affect either party but the parties are still required or voluntarily decide to complete the Mergers, Crescent Class A Common Stock share price and Crescent’s business and financial results after the Mergers may suffer.
SilverBow stockholders are not entitled to appraisal rights in connection with the Mergers.
Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under the DGCL, SilverBow stockholders will not have rights to an appraisal of the fair value of their shares of SilverBow Common Stock in connection with the Mergers because, subject to the applicable elections made by such stockholders, they are entitled to receive shares of Crescent Class A Common Stock and Crescent Class A Common Stock is expected to continue to be traded on the NYSE during the pendency of and following the effectiveness of the Mergers.
After the Mergers are completed, SilverBow stockholders will have their rights as stockholders governed by Crescent’s organizational documents.
The rights of SilverBow stockholders are currently governed by SilverBow’s organizational documents. Upon consummation of the Mergers, SilverBow stockholders will receive Crescent Class A Common Stock that will be governed by Crescent’s organizational documents. As a result, there will be differences between the rights currently enjoyed by SilverBow stockholders and the rights of SilverBow stockholders post-Mergers. The Crescent Charter and Crescent Bylaws provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder will have full and exclusive authority to appoint the entire Crescent Board and to certain other to approval rights with respect to certain fundamental corporate actions, including debt incurrence in excess of 10% of then outstanding indebtedness, significant equity raises, preferred equity issuances, adoption of a shareholder rights plan, amendments of the Crescent Charter and certain sections of the Crescent Bylaws, a sale of all or substantially all of Crescent’s assets, mergers involving Crescent, removals of Crescent’s Chief Executive Officer and the liquidation or dissolution of Crescent. For a detailed discussion of the differences between rights as a stockholder of SilverBow and rights as a stockholder of Crescent, see the section entitled “Comparison of Rights of Stockholders of Crescent and Stockholders of SilverBow” beginning on page 235.

If the Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders may be required to pay substantial U.S. federal income taxes. Further, because it may not be certain at the time of closing whether Section 304 of the Code applies to the Mergers, withholding agents may withhold U.S. tax on the gross amount of any cash paid to a non-U.S. holder in the Mergers.
The Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to Crescent’s obligation or SilverBow’s obligation to complete the Mergers that the Mergers so qualify. Whether the Mergers qualify as a reorganization will depend, in part, on the fair market value of the Crescent Class A Common Stock as of the closing date of the Mergers. Moreover, Crescent and SilverBow have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the Mergers as a reorganization. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the Mergers were to fail to qualify as a reorganization or the treatment of the Mergers as a reorganization were to be successfully challenged, the Mergers would generally be treated as a taxable transaction. In such a case, subject to the discussion below relating to the potential application of Section 304 of the Code under “Material U.S. Federal Income Tax Consequences – Tax Consequences if the Mergers Do Not Qualify as a Reorganization – Special Considerations Under Section 304 of the Code,” a U.S. holder of SilverBow Common Stock generally would recognize taxable gain or loss upon the exchange of SilverBow Common Stock pursuant to the Mergers. Further, as discussed in “Material U.S. Federal Income Tax Consequences – U.S. Federal Income Tax Withholding and Information Reporting Considerations – Withholding on Cash Received by Non-U.S. Holders in the Mergers”, because it may not be certain at the time of closing whether Section 304 of the Code applies to the Mergers and because the applicable withholding agent may be unable to determine whether any gain recognized or cash received by a non-U.S. holder has the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash paid to a non-U.S. holder in the Mergers. All SilverBow stockholders should read “Material U.S. Federal Income Tax Consequences”, and each SilverBow stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Mergers to it.
The financial forecasts are based on various assumptions that may not be realized.
The prospective financial and operating information set forth in the forecasts included under the sections “The Mergers—Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent” and “The Mergers—Certain SilverBow Unaudited Prospective Financial and Operating Information” were prepared solely for internal use and are subjective in many respects. Crescent’s and SilverBow’s prospective financial and operating information were based solely upon assumptions of, and information available to, Crescent’s management and SilverBow’s management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Crescent’s and SilverBow’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Crescent’s and SilverBow’s estimates. In view of these uncertainties, the inclusion of prospective financial and operating information in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
The prospective financial and operating information set forth in the forecasts included under the sections “The Mergers—Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent” and “The Mergers—Certain SilverBow Unaudited Prospective Financial and Operating Information” was prepared by, and is the responsibility of, the management of Crescent and SilverBow and was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts or GAAP. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Crescent nor SilverBow undertakes any obligation, other than as required by applicable law, to update, correct or otherwise revise the unaudited prospective financial information herein to reflect events or circumstances after the date those prospective financial information were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the assumptions underlying any such prospective financial information are no longer appropriate (even in the short term).
The unaudited prospective financial information of Crescent and SilverBow included in this joint proxy statement/prospectus was prepared by, and is the responsibility of, the management of Crescent and SilverBow, as applicable. Neither Deloitte & Touche LLP nor BDO USA, P.C., or any other independent accountants, has compiled, examined, reviewed, audited or performed any procedures with respect to Crescent’s and SilverBow’s prospective financial and operating information contained in this joint proxy statement/prospectus. Furthermore, neither Deloitte & Touche LLP nor BDO USA, P.C., or any other independent accountants, has expressed any opinion or any other form of assurance on that information or its achievability. The report of Deloitte & Touche LLP, with respect to Crescent, the report of BDO USA, P.C., with respect to SilverBow, the report of PricewaterhouseCoopers LLP with respect to the Chesapeake Transaction and the reports of the other independent accountants incorporated into this joint proxy statement/prospectus by reference relate to historical financial and operating information for Crescent, SilverBow and the acquired assets, respectively. Those reports do not extend to Crescent’s and SilverBow’s prospective financial and operating information and should not be read to do so. See “The Mergers—Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent” and “The Mergers—Certain SilverBow Unaudited Prospective Financial Information” for more information.
The opinions of Crescent’s and SilverBow’s respective financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Mergers.
Each of Crescent and SilverBow has received opinions from their respective financial advisors in connection with the signing of the Merger Agreement, but has not obtained any updated opinion from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Crescent or SilverBow, general market and economic conditions and other factors that may be beyond the control of Crescent or SilverBow and, on which the companies’ respective financial advisors’ opinions were based, may significantly alter the value of Crescent or SilverBow or the prices of the shares of Crescent Class A Common Stock or SilverBow Common Stock by the time the Mergers are completed. The opinions do not speak as of the time the Mergers will be completed or as of any date other than the date of such opinions. Because neither Crescent nor SilverBow currently anticipates asking its respective financial advisors to update their opinions, the opinions will not address the fairness of the Merger Consideration from a financial point of view at the time the Mergers are completed. The Crescent Board’s recommendation that Crescent stockholders vote in favor of the Crescent Issuance Proposal and the SilverBow Board’s recommendation that SilverBow stockholders vote in favor of the SilverBow Merger Proposal, however, are made as of the date of this joint proxy statement/prospectus.
Risks Relating to Crescent Following the Mergers
The integration of SilverBow into Crescent may not be as successful as anticipated, and Crescent may not achieve the intended benefits or do so within the intended timeframe.
The Mergers involve numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the acquired business. Difficulties in integrating SilverBow into Crescent, and Crescent’s ability to manage the combined company, may result in the combined company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated expense-related efficiencies, and could have an adverse effect on the financial condition, results of operations or cash flows on Crescent. Potential difficulties that may be encountered in the integration process include, among other factors:
•the inability to successfully integrate the businesses of SilverBow into Crescent, operationally and culturally, in a manner that permits Crescent to achieve the full revenue and cost savings anticipated from the Mergers;
•complexities associated with managing a larger, more complex, integrated business;
•complexities resulting from the different accounting methods of Crescent and SilverBow;
•not realizing anticipated operating synergies;

•the inability to retain key employees and otherwise integrate personnel from the two companies and the loss of key employees;
•potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Mergers;
•difficulty or inability to refinance the debt of the combined company or comply with the covenants thereof;
•integrating relationships with customers, vendors and business partners;
•performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Mergers and integrating SilverBow’s operations into Crescent; and
•the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.
Additionally, the success of the Mergers will depend, in part, on Crescent’s ability to realize the anticipated benefits and cost savings from combining Crescent’s and SilverBow’s businesses, including operational and other synergies that Crescent believes the combined company will achieve, discussed in more detail under the heading “The Mergers—Recommendation of Crescent Board and the Crescent Special Committee and Reasons for the Mergers.” The anticipated benefits and cost savings of the Mergers may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Crescent does not currently foresee. Some of the assumptions that Crescent has made, such as the achievement of operating synergies, may not be realized.
The Series I Preferred Stockholder will continue to have control over certain corporate matters, including the election of directors, following the Closing, and as a result, SilverBow stockholders will exercise less influence over management than they currently do.
The Crescent Charter and Crescent Bylaws provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder will have full and exclusive authority to appoint the entire Crescent Board and to certain other to approval rights with respect to certain fundamental corporate actions, including without limitation debt incurrence in excess of 10% of then outstanding indebtedness, significant equity raises, preferred equity issuances, adoption of a shareholder rights plan, amendments of the Crescent Charter and certain sections of the Crescent Bylaws, a sale of all or substantially all of Crescent’s assets, mergers involving Crescent, removals of Crescent’s Chief Executive Officer and the liquidation or dissolution of Crescent. For additional information, see “Comparison of Rights of Stockholders of Crescent and Stockholders of SilverBow.”
The Series I Preferred Stockholder is expected to retain these rights until it ceases to own more than 14,369,367 shares of Crescent Common Stock, subject to certain exceptions. As a result, SilverBow stockholders will have less ability to influence Crescent’s business than previously under SilverBow’s corporate structure.
Crescent’s results may suffer if it does not effectively manage its expanded operations following the Mergers.
Following completion of the Mergers, the size of the business of Crescent will increase significantly beyond the current size of Crescent’s existing business. Crescent’s future success will depend, in part, on its ability to manage this expanded business, which poses numerous risks and uncertainties, including the need to integrate the operations and business of SilverBow into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners. Failure to successfully manage the combined company may have an adverse effect on Crescent’s financial condition, results of operations or cash flows.
The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only and are not an indication of what the combined company’s financial condition or results of operations will be following the Mergers. The actual financial position and results of operations of the combined company following the Mergers may be different, possibly materially, from the unaudited pro forma financial statements included in this joint proxy statement/prospectus for several reasons. The unaudited pro forma financial statements have been derived from the historical financial statements of Crescent and SilverBow and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Mergers. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Mergers. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma financial statements. Additionally, the unaudited pro forma financial statements do not reflect the effect of any potential divestitures or refinancings of SilverBow’s debt that may occur prior to or subsequent to the completion of the Mergers. Other factors may affect the combined company’s financial conditions or results of operations following the Mergers as well. As a result, the actual financial condition and results of operations of the combined company following the Mergers may not be consistent with, or evident from, these unaudited pro forma financial statements. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of Crescent Class A Common Stock following the Mergers. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 206.
Sales of substantial amounts of Crescent Class A Common Stock in the open market, by former SilverBow stockholders or otherwise, could depress Crescent’s stock price.
Former SilverBow stockholders and current Crescent stockholders may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company, and as a result may seek to sell their shares of Crescent Class A Common Stock. Shares of Crescent Class A Common Stock that are issued to current holders of SilverBow Common Stock in the Mergers will be freely tradable by such stockholders without restrictions or further registration under the Securities Act, provided, however, that any stockholders who are affiliates of Crescent will be subject to the resale restrictions of Rule 144 under the Securities Act. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Crescent Common Stock, may affect the market for, and the market price of, Crescent Class A Common Stock in an adverse manner. Based on the number of shares of SilverBow Common Stock outstanding as of June 26, 2024, and the Exchange Ratios provided for in the Merger Agreement, current Crescent stockholders will collectively own approximately 69% to 79% and current SilverBow stockholders will collectively own approximately 21% to 31% of the outstanding shares of Crescent Common Stock. As of June 26, 2024, Crescent had approximately 111,516,601 shares of Crescent Class A Common Stock issued and outstanding and approximately 65,948,124 shares of Crescent Class B Common Stock issued and outstanding. To the knowledge of Crescent, these amounts will remain the same as of the Crescent Record Date.
If the Mergers are completed and stockholders of Crescent, including former SilverBow stockholders, sell substantial amounts of Crescent Class A Common Stock in the public market following the Closing, the market price of Crescent Class A Common Stock may decrease. These sales might also make it more difficult for Crescent to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.
The market price of Crescent Class A Common Stock will continue to fluctuate after the Mergers, and may decline if the benefits of the Mergers do not meet the expectations of financial analysts.
Upon completion of the Mergers, holders of SilverBow Common Stock will become holders of shares of Crescent Class A Common Stock. The market price of Crescent Class A Common Stock may fluctuate significantly following completion of the Mergers, including if Crescent does not achieve the perceived benefits of the Mergers as rapidly, or to the extent anticipated by, financial analysts or the effect of the Mergers on Crescent’s financial results is not consistent with the expectations of financial analysts. If the price of Crescent Class A Common Stock decreases after the Mergers, holders of SilverBow Common Stock will lose some or all of the value of their investment in Crescent Class A Common Stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Crescent Class A Common Stock, regardless of Crescent’s actual operating performance.

The market price of Crescent Class A Common Stock may be affected by factors different from those that historically have affected SilverBow Common Stock.
Upon completion of the Mergers, holders of SilverBow Common Stock who receive Merger Consideration will become holders of Crescent Class A Common Stock. The businesses of Crescent differ from those of SilverBow in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Crescent after the Mergers, as well as the market price of Crescent Class A Common Stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of SilverBow. Following the completion of the Mergers, SilverBow will be part of a larger company with assets in multiple basins, so decisions affecting SilverBow may be made in respect of the larger combined business as a whole rather than the SilverBow businesses individually. For a discussion of the businesses of Crescent and SilverBow and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” and the documents incorporated by reference in the section entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 63, 246 and 246, respectively, including, in particular, in the sections entitled “Risk Factors” in each of Crescent’s and SilverBow’s Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
Following the completion of the Mergers, Crescent may incorporate SilverBow’s hedging activities into Crescent’s business, and Crescent may be exposed to additional commodity price risks arising from such hedges.
To mitigate its exposure to changes in commodity prices, SilverBow hedges oil, natural gas liquids and natural gas prices from time to time, primarily through the use of certain derivative commodity instruments. If Crescent assumes existing SilverBow hedges, Crescent will bear the economic impact of all of SilverBow’s current hedges following the completion of the Mergers. Actual crude oil, natural gas and natural gas liquids prices may differ from the combined company’s expectations and, as a result, such hedges could have a negative impact on Crescent’s business.
Following completion of the Mergers, Crescent’s Eagle Ford assets will significantly increase, making Crescent vulnerable to risks associated with greater concentration in a geographic area.
As a result of the acquisition of SilverBow and its Eagle Ford assets, Crescent may be disproportionately exposed to various factors associated with greater concentration in a single basin, including, among others: (i) the impact of regional supply and demand factors, (ii) delays or interruptions of production from wells in such basin caused by governmental regulation, (iii) processing or transportation capacity constraints, (iv) market limitations, (v) availability of equipment and personnel, (vi) water shortages or other drought related conditions or (vii) interruption of the processing or transportation of crude oil, NGL or natural gas. The increased concentration of Crescent’s assets in Eagle Ford also increases its exposure to changes in local laws and regulations, certain lease stipulations designed to protect wildlife and unexpected events that may occur in the basin such as natural disasters, adverse weather, seismic events, industrial accidents or labor difficulties. Any one of these factors has the potential to cause producing wells to be shut-in, delay operations, decrease cash flows, increase operating and capital costs and prevent development of lease inventory before expirations. Any of the risks described above could have a material adverse effect on Crescent’s business, financial condition, results of operations and cash flow.
The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.
The Mergers will be accounted for as an acquisition by Crescent in accordance with GAAP. Under the acquisition method of accounting, the assets and liabilities of SilverBow and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Crescent. The reported financial condition and results of operations of Crescent for periods after completion of the Mergers will reflect SilverBow balances and results after completion of the Mergers but will not be restated retroactively to reflect the historical financial position or results of operations of SilverBow and its subsidiaries for periods prior to the Mergers. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 206.

Under the acquisition method of accounting, the total purchase price will be allocated to SilverBow’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the Mergers. The excess of the purchase price over those fair values, if any, will be recorded as goodwill. To the extent the value of any goodwill or intangibles becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.
Crescent’s ability to utilize the existing U.S. net operating loss (“NOL”) carryforwards of SilverBow may be materially limited.
As of December 31, 2023, SilverBow had U.S. federal NOL carryforwards of approximately $679.5 million, some of which are subject to limitation. Some of these NOL carryforwards begin to expire in 2033, while others have no expiration date. Crescent’s ability to utilize SilverBow’s NOLs and other tax attributes to reduce future taxable income following the consummation of the Mergers depends on many factors, including its future income, which cannot be assured.
Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation’s stock at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.
In August 2022, SilverBow experienced an ownership change, and SilverBow is expected to undergo an additional ownership change as a result of the Mergers. Accordingly, Crescent’s utilization of SilverBow’s NOL carryforwards will be subject to one or more annual limitations under Section 382 (calculated as described above). These annual limitations with respect to SilverBow’s NOL carryforwards could result in a portion of SilverBow’s NOL carryforwards expiring prior to their utilization.
Risks Relating to Crescent’s Business
You should read and consider risk factors specific to Crescent’s businesses that will also affect the combined company after the completion of the Mergers. These risks are described in Part I, Item 1A of Crescent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in Part II, Item 1A of Crescent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246.
Risks Relating to SilverBow’s Business
You should read and consider risk factors specific to SilverBow’s businesses that will also affect the combined company after the completion of the Mergers. These risks are described in Part I, Item 1A of SilverBow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in Part II, Item 1A of SilverBow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 246.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus, and the documents to which SilverBow and Crescent refer you in this joint proxy statement/prospectus, as well as oral statements made or to be made by SilverBow and Crescent, include certain “forward-looking statements” intended to be subject to the safe harbor provisions provided by Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus about the benefits of the proposed transactions, SilverBow’s and Crescent’s plans, objectives, expectations and intentions, the expected timing of completion of the proposed transactions, future cash flows and borrowings, Crescent’s and SilverBow’s financial positions, business strategies and other plans and objectives for future operations and other statements that are not historical facts are forward-looking statements. Such statements are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “foresee,” “plan,” “predict,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,”, “work,” “continue,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “create,” “should,” “could,” or the negative of such terms and phrases or other variations thereof and terms and phrases of similar substance. However, the absence of these terms and phrases does not mean that such statements are not forward-looking. Although Crescent and SilverBow believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Crescent’s and SilverBow’s results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others, those set forth under “Risk Factors” included in this joint proxy statement/prospectus and the following:
•the risk that the Merger Agreement may be terminated in accordance with its terms and that the Mergers may not be completed;
•the possibility that Crescent stockholders may not approve the Crescent Issuance Proposal;
•the possibility that SilverBow stockholders may not approve the SilverBow Merger Proposal;
•the risk that the parties may not be able to satisfy the conditions to the completion of the Mergers in a timely manner or at all, including due to the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Mergers;
•the risk that the Mergers may not be accretive, and may be dilutive, to Crescent’s earnings per share, which may negatively affect the market price of Crescent shares;
•the possibility that Crescent and SilverBow will incur significant transaction and other costs in connection with the Mergers, which may be in excess of those anticipated by Crescent or SilverBow;
•the risk that problems may arise in successfully integrating the business of Crescent and SilverBow, which may result in the combined company not operating as effectively and efficiently as expected;
•the risk that the combined company may be unable to achieve operational or corporate synergies or that it may take longer than expected to achieve those synergies;
•the risk that Crescent may fail to realize other benefits expected from the Mergers;
•the risk of any litigation relating to the Mergers;
•the risk that any announcements relating to, or the completion of, the Mergers could have adverse effects on the market price of Crescent Class A Common Stock or SilverBow Common Stock;
•the risk related to disruption of management time from ongoing business operations due to the Mergers;
•the risk that the Mergers and their announcement and/or completion could have an adverse effect on the ability of Crescent and SilverBow to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; and

•the risks to their operating results and businesses generally.
Such factors are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGL and are difficult to predict and, in many cases, may be beyond the control of Crescent and SilverBow. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, including restrictions due to elevated interest rates and the timing of development expenditures. Crescent’s and SilverBow’s forward-looking statements are based on assumptions that Crescent and SilverBow, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements Crescent and SilverBow make in this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and “Risk Factors” and the information detailed in Crescent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, Current Reports on Form 8-K and other filings Crescent makes with the SEC, which are incorporated herein by reference, and in SilverBow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, Current Reports on Form 8-K and other filings SilverBow makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors,” “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 47, 246 and 246, respectively.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SilverBow nor Crescent assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

INFORMATION ABOUT THE COMPANIES
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of low-risk, high-return development locations in the Eagle Ford and Uinta basins.
SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, Texas 77024
Phone: (281) 874-2700
SilverBow is the Eagle Ford’s largest independent oil and gas company, headquartered in Houston. SilverBow’s proven strategy to create value is focused on acquiring and developing assets in South Texas where it has assembled approximately 220,000 net acres in the Eagle Ford and Austin Chalk. SilverBow’s average operated interest is 82% which allows SilverBow to control how it prioritizes development across its acreage position. SilverBow is differentiated from its peers through a diverse portfolio of assets that provides commodity optionality. SilverBow’s results are enhanced with the Eagle Ford's proximity to premium Gulf Coast markets, which allows SilverBow to capture higher margins.
Artemis Acquisition Holdings Inc.
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Artemis Holdings is a direct, wholly owned subsidiary of Crescent that was incorporated in Delaware on April 29, 2024. Upon the completion of the Mergers, Artemis Holdings will continue to be a direct, wholly owned subsidiary of Crescent.
Artemis Merger Sub Inc.
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001
Merger Sub Inc. is a direct, wholly owned subsidiary of Crescent that was incorporated in Delaware on April 29, 2024. Upon the completion of the Initial Merger, Merger Sub Inc. will cease to exist. Merger Sub Inc. was formed for the sole purpose of effecting the Mergers.
Artemis Merger Sub II LLC
c/o Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Phone: (713) 332-7001

Merger Sub LLC is an indirect, wholly owned subsidiary of Crescent and a direct, wholly owned subsidiary of Artemis Holdings that was organized in Delaware on April 29, 2024. Immediately following the completion of the Mergers, Merger Sub LLC will be a direct, wholly owned subsidiary of Artemis Holdings.

SPECIAL MEETING OF CRESCENT STOCKHOLDERS
Date, Time and Place
The Crescent Special Meeting will be held on July 29, 2024, at 10:00 a.m., Central Time (with log-in beginning at 9:45 a.m., Central Time), at the following address: www.virtualshareholdermeeting.com/CRGY2024SM.
Purpose of the Crescent Special Meeting
The purpose of the Crescent Special Meeting is to consider and vote on the Crescent Issuance Proposal and the Crescent Adjournment Proposal. Crescent will transact no other business at the Crescent Special Meeting.
Under Section 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock, or of securities convertible into or exercisable for common stock in any transaction or series of related transactions, if:
•such common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or
•the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock.
Because the aggregate number of shares of Crescent Class A Common Stock issuable as Stock Election Consideration or Mixed Consideration in the Mergers would represent greater than each of the foregoing thresholds, stockholder approval of the Crescent Stock Issuance is required under the NYSE rules and regulations.
Recommendation of the Crescent Board of Directors
The Crescent Board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, and, by unanimous vote, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment are fair to, advisable and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment
For additional information on the recommendation of the Crescent Board, see the section entitled “The Mergers—Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers” beginning on page 97.
Record Date and Outstanding Shares of Crescent Common Stock
Only holders of record of issued and outstanding shares of Crescent Common Stock as of the close of business on June 28, 2024, the record date for the Crescent Special Meeting, are entitled to notice of, and to vote at, the Crescent Special Meeting or any adjournment or postponement of the Crescent Special Meeting.
As of the close of business on June 26, 2024, there were 111,516,601 shares of Crescent Class A Common Stock and 65,948,124 shares of Crescent Class B Common Stock issued and outstanding and entitled to vote at the Crescent Special Meeting. To the knowledge of Crescent, these amounts will remain the same as of the Crescent Record Date.You may cast one vote on the Crescent Issuance Proposal for each share of Crescent Common Stock that you held as of the close of business on the Crescent Record Date.

A complete list of Crescent stockholders entitled to vote at the Crescent Special Meeting will be available for inspection at Crescent’s principal place of business during regular business hours for a period of no less than ten days before the Crescent Special Meeting and during the Crescent Special Meeting.
Quorum; Abstentions and Broker Non-Votes
A quorum of Crescent stockholders is the minimum number of stockholders necessary to hold a valid meeting. The presence at the Crescent Special Meeting, virtually or by proxy, of the holders of a majority of the voting power of the outstanding Crescent Common Stock constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for any proposal or vote to “abstain” in respect of any proposal, your shares of Crescent Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Crescent Special Meeting. Virtual attendance at the Crescent Special Meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Crescent Special Meeting.
Executed but unvoted proxies will be voted in accordance with the recommendations of the Crescent Board on such proposal.
Required Vote to Approve the Crescent Proposals
The Crescent Issuance Proposal. Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have the effect of a vote “AGAINST” the Crescent Issuance Proposal.
Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance, pursuant to a written consent delivered on May 15, 2024.
The Crescent Adjournment Proposal. Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have the effect of a vote “AGAINST” the Crescent Adjournment Proposal.With respect to the Crescent Adjournment Proposal, if a broker non-vote occurs because a beneficial owner provided its broker, bank or other nominee with instructions to vote on the Crescent Stock Issuance but not on the Crescent Adjournment Proposal, such a broker non-vote would have the effect of a vote “AGAINST” the Crescent Adjournment Proposal.
Each of the Crescent Proposals are described in the section entitled “Crescent Proposals” beginning on page 71.
Methods of Voting
Crescent stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may submit their proxies on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
Crescent stockholders of record may vote their shares virtually by ballot at the Crescent Special Meeting or by submitting their proxies:
•by phone until 11:59 p.m. Eastern Time on July 28, 2024;
•by the Internet until 11:59 p.m. Eastern Time on July 28, 2024; or
•by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Eastern Time on July 28, 2024.

Crescent stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.
Voting at the Crescent Special Meeting
The Crescent Special Meeting will be a completely virtual meeting. There will be no physical meeting location and the meeting will only be conducted via live webcast. Shares held directly in your name as stockholder of record may be voted virtually at the Crescent Special Meeting. Even if you plan to attend the Crescent Special Meeting, the Crescent Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Crescent Special Meeting.
To participate in the Crescent Special Meeting, visit www.virtualshareholdermeeting.com/CRGY2024SM and enter the control number on the proxy card, voting instruction form or notice you received. Online check-in will begin at 9:45 a.m., Central Time. Please allow time for online check-in procedures. Crescent stockholders will be able to attend the Crescent Special Meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/CRGY2024SM and entering the 16-digit control number included on the proxy card or voting instruction form received by such stockholders. Because the Crescent Special Meeting is completely virtual and being conducted via live webcast, Crescent stockholders will not be able to attend the Crescent Special Meeting in person.
The virtual meeting format uses technology designed to increase shareholder access, save Crescent and Crescent stockholders time and money, and provide Crescent stockholders rights and opportunities to participate in the Crescent Special Meeting similar to what they would have at an in-person meeting. In addition to online attendance, Crescent provides stockholders with an opportunity to hear all portions of the Crescent Special Meeting, submit written questions and comments during the meeting, and vote online during the open poll portion of the Crescent Special Meeting.
If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. If your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Crescent Special Meeting, your shares may be voted virtually at the Crescent Special Meeting. Even if you plan to attend the Crescent Special Meeting, the Crescent Board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Crescent Special Meeting.
Voting by Proxy
Whether you hold your shares of Crescent Common Stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Crescent Special Meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card.
Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Crescent Common Stock, you may contact D.F. King & Co., Inc., Crescent’s proxy solicitor, toll-free at (800) 967-0271 or, for brokers and banks, collect at (212) 269-5550.
Adjournment
At any meeting at which a quorum of stockholders is not present, virtually or represented by proxy, the holders of a majority of shares of outstanding stock of Crescent virtually present or represented by proxy may adjourn the meeting. At the adjourned meeting, Crescent may transact any business which might have been transacted at the original meeting.
Under the Merger Agreement, Crescent is required to adjourn or postpone the Crescent Special Meeting, if at the time of the Crescent Special Meeting, there are insufficient shares of Crescent Common Stock represented (either virtually or by proxy) to constitute a quorum necessary to conduct the business of the Crescent Special

Meeting or Crescent has not received sufficient proxies to approve the Crescent Issuance Proposal, whether or not a quorum is present. The Merger Agreement also requires Crescent to adjourn or postpone the Crescent Special Meeting if, after consultation with SilverBow, reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law. Notwithstanding the foregoing, the Merger Agreement provides that the Crescent Special Meeting may not be adjourned or postponed to a date on or after three business days prior to the Termination Date nor for more than ten business days in the aggregate without the prior written consent of SilverBow. If Crescent fails to obtain a quorum, Crescent may propose to adjourn the Crescent Special Meeting for the purpose of soliciting additional proxies to obtain a quorum.
Revocability of Proxies
•If you are a stockholder of record of Crescent, whether you submit a proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:
•submit a new proxy card bearing a later date;
•vote again by phone or the Internet at a later time;
•give written notice before the meeting to Crescent Energy Company 600 Travis Street, Suite 7200, Houston, Texas 77002, Attention: Corporate Secretary, which must be received before your shares are voted at the Crescent Special Meeting; or
•attend the Crescent Special Meeting and vote your shares virtually. Please note that your attendance at the meeting will not alone serve to revoke your proxy.
Proxy Solicitation Costs
The enclosed proxy card is being solicited by Crescent and the Crescent Board. In addition to solicitation by mail, Crescent’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.
Crescent has retained D.F. King & Co., Inc. to assist in the solicitation process. Crescent will pay D.F. King & Co., Inc. a fee of approximately $15,000, as well as reasonable and documented out-of-pocket expenses. Crescent also has agreed to indemnify D.F. King & Co., Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Crescent will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Crescent Common Stock held of record by such nominee holders. Crescent will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
No Dissenters’ or Appraisal Rights
Crescent stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Crescent Class A Common Stock as contemplated by the Merger Agreement.
Other Information
The matter to be considered at the Crescent Special Meeting is of great importance to Crescent stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance
If you need assistance in completing your proxy card or have questions regarding the Crescent Special Meeting, contact:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Collect: (212) 269-5550
Toll-Free: (800) 967-0271
E-mail: CRGY@dfking.com

Vote of Crescent’s Directors and Executive Officers
As of June 26, 2024, Crescent directors and executive officers, as a group, owned and were entitled to vote 10,111,041 shares of Crescent Common Stock, or approximately 5.7% of the total outstanding shares of Crescent Common Stock. To the knowledge of Crescent, these amounts will remain the same as of the Crescent Record Date.
Crescent currently expects that all of its directors and executive officers, will vote their shares “FOR” the Crescent Proposals.
Concurrently with the execution of the Merger Agreement, certain stockholders of Crescent who beneficially own in the aggregate approximately 43% of the outstanding Crescent Common Stock and all shares of Crescent Preferred Stock affiliated with members of the Crescent Board, entered into voting and support agreements with SilverBow, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, to (i) refrain from the transfer, including sales, of any shares of Crescent capital stock beneficially owned by such stockholders, subject to certain exceptions, and (ii) vote all shares of Crescent capital stock beneficially owned by such stockholders or cause to be voted all shares of Crescent capital stock beneficially owned by such stockholders (A) in favor of the Crescent Stock Issuance and any other matter that is required to be approved by the stockholders of Crescent in order to effect the Mergers, (B) against any (x) Crescent Acquisition Proposal and (y) action that would reasonably be expected to impede, interfere with or delay the Mergers or any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Crescent under the Merger Agreement, and (C) in favor of any proposal to adjourn or postpone the Crescent stockholders’ meeting to a later date if there are not sufficient votes to approve the Crescent Stock Issuance. For additional information, see “The Merger Agreement—Crescent Support Agreements.”
Attending the Crescent Special Meeting
You are entitled to attend the Crescent Special Meeting only if you were a stockholder of record of Crescent at the close of business on the Crescent Record Date or you held your shares of Crescent beneficially in the name of a broker, bank or other nominee as of the Crescent Record Date, or you hold a valid proxy for the Crescent Special Meeting. To participate in the Crescent Special Meeting, visit www.virtualshareholdermeeting.com/CRGY2024SM and enter the control number on the proxy card, voting instruction form or notice you received. Online check-in will begin at 9:45 a.m., Central Time. Please allow time for online check-in procedures.
If you were a stockholder of record of Crescent at the close of business on the Crescent Record Date and wish to attend the Crescent Special Meeting, so indicate on the appropriate proxy card or as prompted by the phone or Internet voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the Crescent Special Meeting.
Results of the Crescent Special Meeting
Within four business days following the Crescent Special Meeting, Crescent intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Crescent will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.
CRESCENT STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE CRESCENT PROPOSALS.

CRESCENT PROPOSALS
Crescent Issuance Proposal
Under Section 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock, or of securities convertible into or exercisable for common stock in any transaction or series of related transactions, if:
•such common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock; or
•the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities convertible into or exercisable for common stock.
Because the aggregate number of shares of Crescent Class A Common Stock issuable as Stock Election Consideration or Mixed Consideration in the Mergers would represent greater than each of the foregoing thresholds, stockholder approval of the Crescent Stock Issuance is required under the NYSE rules and regulations. If the Mergers are completed pursuant to the Merger Agreement, Crescent expects to issue up to approximately 81.6 million shares of Crescent Class A Common Stock, assuming the minimum amount of cash consideration is paid as Merger Consideration, which is equal to approximately 46% of the shares of Crescent Common Stock outstanding before such issuance. It is a condition to the completion of the Mergers that Crescent stockholders approve the issuance of shares of Crescent Class A Common Stock in the Mergers. In the event the Crescent Issuance Proposal is not approved by Crescent stockholders, the Mergers will not be completed.
In the Mergers, each SilverBow stockholder will receive, for each share of SilverBow Common Stock that is issued and outstanding as of immediately prior to the Initial Merger Effective Time, either (i) the Mixed Consideration, (ii) the Stock Election Consideration, or (iii) the Cash Election Consideration, with certain exceptions as further described in this joint proxy statement/prospectus in the section entitled “The Merger Agreement—Effect of the Mergers; Merger Consideration” beginning on page 169.
In the event the Crescent Issuance Proposal is approved by Crescent stockholders, but the Merger Agreement is terminated (without the Mergers being completed) prior to the issuance of shares of Crescent Class A Common Stock pursuant to Merger Agreement, Crescent will not issue any shares of Crescent Class A Common Stock as a result of the approval of the Crescent Issuance Proposal.
Approval of the Crescent Issuance Proposal requires the affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions and, assuming that a quorum is otherwise established, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have the effect of a vote “AGAINST” the Crescent Issuance Proposal. Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder has authorized, approved and ratified the Crescent Stock Issuance pursuant to a written consent delivered on May 15, 2024.
The Crescent Board unanimously recommends a vote “FOR” the Crescent Issuance Proposal.
Crescent Adjournment Proposal
Approval of the Crescent Adjournment Proposal by the Crescent stockholders requires affirmative vote of the holders of a majority of the shares of Crescent Class A Common Stock and Crescent Class B Common Stock, voting together as a single class. Abstentions, the failure of any Crescent stockholder to vote and broker non-votes, if any, will have the effect of a vote “AGAINST” the Crescent Adjournment Proposal.With respect to the Crescent Adjournment Proposal, if a broker non-vote occurs because a beneficial owner provided its broker, bank or other nominee with instructions to vote on Crescent Stock Issuance but not on the Crescent Adjournment Proposal, such a broker non-vote would have the effect of a vote “AGAINST” the Crescent Adjournment Proposal.
The Crescent Board unanimously recommends a vote “FOR” the Crescent Adjournment Proposal.

SPECIAL MEETING OF SILVERBOW STOCKHOLDERS
Date, Time and Place
The special meeting of SilverBow stockholders will be a virtual-only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/SBOW2024SM starting at 10:00 a.m. Central Time (with log-in beginning at 9:45 a.m. Central Time) on July 29, 2024. You will be able to attend the SilverBow Special Meeting and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/SBOW2024SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the SilverBow Special Meeting is completely virtual and being conducted via live webcast, SilverBow stockholders will not be able to attend the meeting in person.
Purpose of the SilverBow Special Meeting
At the SilverBow Special Meeting, SilverBow stockholders will be asked to consider and vote on the following:
•the SilverBow Merger Proposal;
•the SilverBow Advisory Compensation Proposal; and
•the SilverBow Adjournment Proposal.
Completion of the Mergers is conditioned on approval by SilverBow stockholders of the SilverBow Merger Proposal, but not on approval by SilverBow stockholders of the SilverBow Advisory Compensation Proposal or the SilverBow Adjournment Proposal. SilverBow will transact no other business at the SilverBow Special Meeting.
Recommendation of the SilverBow Board of Directors
The SilverBow Board unanimously recommends that SilverBow stockholders vote:
•“FOR” the SilverBow Merger Proposal;
•“FOR” the SilverBow Advisory Compensation Proposal; and
•“FOR” the SilverBow Adjournment Proposal.
For additional information on the recommendations of the SilverBow Board, see the section entitled “The Mergers—Recommendation of the SilverBow Board and SilverBow’s Reasons for the Mergers” beginning on page 121.
SilverBow Record Date; Stockholders Entitled to Vote
The record date for the SilverBow Special Meeting is June 28, 2024. Only record holders of shares of SilverBow Common Stock at the close of business on such date are entitled to notice of, and to vote at, the SilverBow Special Meeting or any adjournment or postponement of the SilverBow Special Meeting.
At the close of business on June 26, 2024, the only issued and outstanding voting securities of SilverBow entitled to vote at the SilverBow Special Meeting were 25,539,615 shares of SilverBow Common Stock. To the knowledge of SilverBow, this amount will remain the same as of the SilverBow Record Date. Each share of SilverBow Common Stock outstanding on the SilverBow Record Date for the SilverBow Special Meeting is entitled to one vote on each SilverBow Proposal and any other matter coming before the SilverBow Special Meeting.
A complete list of the SilverBow stockholders entitled to vote at the SilverBow Special Meeting will be available for inspection by any SilverBow stockholder for any purpose germane to the SilverBow Special Meeting during ordinary business hours for the ten days preceding the SilverBow Special Meeting at 920 Memorial City Way, Suite 850, Houston, Texas 77024 and will also be available during the virtual SilverBow Special Meeting for examination by any stockholder present at such meeting.

Quorum; Abstentions and Broker Non-Votes
A quorum of SilverBow stockholders is necessary for SilverBow to hold a valid meeting. The presence at the SilverBow Special Meeting of the holders of a majority of the voting power of the outstanding shares of SilverBow Common Stock entitled to vote at the SilverBow Special Meeting, virtually present or represented by proxy, constitutes a quorum. Virtual attendance at the SilverBow Special Meeting constitutes presence in person for purposes of determining the presence of a quorum for the transaction of business at the SilverBow Special Meeting.
If you submit a properly executed proxy card, even if you do not vote for any SilverBow Proposal or even if you vote to “abstain” in respect of any SilverBow Proposal, your shares of SilverBow Common Stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the SilverBow Special Meeting. Because it is expected that all of the matters to be voted on at the SilverBow Special Meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares of SilverBow Common Stock will not be voted on any such proposal. However, if a broker non-vote occurs because you are a beneficial owner of SilverBow Common Stock and provide your broker, bank or other nominee with instructions to vote on one SilverBow Proposal but not on the other SilverBow Proposals, your shares of SilverBow Common Stock will be treated as present for purposes of determining the presence of a quorum at the SilverBow Special Meeting.
Executed but unvoted proxies will be voted in accordance with the recommendations of the SilverBow Board.
Required Vote to Approve the SilverBow Proposals
The SilverBow Merger Proposal. Approval of the SilverBow Merger Proposal is a condition to the completion of the Mergers and requires the affirmative vote of the holders of a majority of the shares of SilverBow Common Stock outstanding on the SilverBow Record Date. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the SilverBow Merger Proposal.
The SilverBow Advisory Compensation Proposal. Approval of the SilverBow Advisory Compensation Proposal requires the affirmative vote of a majority of the shares of SilverBow Common Stock virtually present or represented by proxy at the SilverBow Special Meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal but broker non-votes, if any, will not affect the outcome of the voting on the proposal.
The SilverBow Adjournment Proposal. The SilverBow Adjournment Proposal, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares of SilverBow Common Stock virtually present or represented by proxy at the SilverBow Special Meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal but broker non-votes, if any, will not affect the outcome of the voting on the proposal. Whether or not a quorum is present, the chairperson of the SilverBow Special Meeting may also adjourn the SilverBow Special Meeting.
Each of the SilverBow Proposals is described in the section entitled “SilverBow Proposals” beginning on page 77.
Methods of Voting
SilverBow stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may submit their proxies on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
SilverBow stockholders of record may vote their shares virtually at the SilverBow Special Meeting or by submitting their proxies:
•by phone until 10:59 p.m. Central Time on July 28, 2024;

•by the Internet until 10:59 p.m. Central Time on July 28, 2024; or
•by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 10:59 p.m. Central Time on July 28, 2024.
SilverBow stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.
Voting at the SilverBow Special Meeting
Shares held directly in your name as stockholder of record may be voted virtually at the SilverBow Special Meeting by entering by your unique 16-digit control number. Even if you plan to attend the SilverBow Special Meeting, the SilverBow Board recommends that you submit your proxy in advance as described below so that your vote will be counted if you later decide not to attend the SilverBow Special Meeting.
If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. You may cast your vote electronically during the SilverBow Special Meeting using the 16-digit control number found on your voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number.
Voting by Proxy
Whether you hold your shares of SilverBow Common Stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the SilverBow Special Meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in your proxy card.
Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of SilverBow Common Stock, you may contact Innisfree M&A Incorporated, SilverBow’s proxy solicitor, toll-free at (877) 825-8793 or, for brokers and banks, collect at (212) 750-5833.
Adjournments
The chairperson of the SilverBow Special Meeting or, if directed by such chairperson, the majority of the shares of SilverBow Common Stock virtually present or represented by proxy, may adjourn the SilverBow Special Meeting from time to time, whether or not there is a quorum at the SilverBow Special Meeting. At the adjourned meeting, SilverBow may transact any business which might have been transacted at the original meeting.
Under the Merger Agreement, SilverBow is required to adjourn or postpone the SilverBow Special Meeting, if at the time of the SilverBow Special Meeting, there are insufficient shares of SilverBow Common Stock represented to constitute a quorum necessary to conduct the business of the SilverBow Special Meeting or SilverBow has not received sufficient proxies to approve the SilverBow Merger Proposal, whether or not a quorum is present. The Merger Agreement also requires SilverBow to adjourn or postpone the SilverBow Special Meeting if, after consultation with Crescent, reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law. Notwithstanding the foregoing, the Merger Agreement provides that the SilverBow Special Meeting may not be adjourned or postponed to a date on or after three business days prior to the Termination Date nor for more than ten business days in the aggregate without the prior written consent of Crescent.

Revocation of Proxies
If you are the record holder of SilverBow Common Stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the SilverBow Special Meeting. You can do this by:
•timely delivering a signed written notice of revocation by no later than    10:59 p.m. Central Time on    July 28, 2024 (in which case your proxy will not be voted);
•timely delivering a new, valid proxy bearing a later date (including by mail, telephone or through the Internet) by no later than 10:59 p.m. Central Time on July 28, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or
•attending the SilverBow Special Meeting and voting virtually, which will automatically cancel any proxy previously given. Simply attending the SilverBow Special Meeting without voting will not revoke any proxy that you have previously given or change your vote.
A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:
SilverBow Special Meeting
920 Memorial City Way, Suite 850
Houston, Texas 77024
Attention: Corporate Secretary
If your shares are held in “street name” through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee, you may also revoke your proxy by attending the SilverBow Special Meeting, using your unique 16-digit control number and voting your shares online during the meeting.
Proxy Solicitation Costs
The enclosed proxy card is being solicited by SilverBow and the SilverBow Board. In addition to solicitation by mail, SilverBow’s directors, officers and employees may solicit proxies in person, by phone, by email or online. These persons will not be specifically compensated for conducting such solicitation.
SilverBow has retained Innisfree M&A Incorporated to assist in the solicitation process. SilverBow will pay Innisfree M&A Incorporated a fee of approximately $50,000 plus a discretionary fee for such consulting, analytic and proxy solicitation services, as well as reasonable and documented out-of-pocket expenses. SilverBow also has agreed to indemnify Innisfree M&A Incorporated against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
SilverBow will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of SilverBow Common Stock held of record by such nominee holders. SilverBow will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
No Dissenters’ or Appraisal Rights
Under Delaware law, SilverBow stockholders are not entitled to dissenters’ or appraisal rights in connection with the Mergers.
Other Information
The matters to be considered at the SilverBow Special Meeting are of great importance to SilverBow stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.
Assistance
If you need assistance in completing your proxy card or have questions regarding the SilverBow Special Meeting, contact:
Innisfree M&A Incorporated
Shareholders may call (877) 825-8793 (toll-free from the U.S. and Canada) or +1 (412) 232-3651 (from other countries)
Voting by SilverBow’s Directors and Executive Officers
As of June 26, 2024, SilverBow directors and executive officers, as a group, owned and were entitled to vote 787,341 shares of SilverBow Common Stock, or approximately 3.1% of the total outstanding shares of SilverBow Common Stock. To the knowledge of SilverBow, these amounts will remain the same as of the SilverBow Record Date.
SilverBow currently expects that all of its directors and executive officers will vote their shares “FOR” the SilverBow Proposals.
Attending the SilverBow Special Meeting
You are entitled to virtually attend the SilverBow Special Meeting only if you were a stockholder of record of SilverBow at the close of business on the SilverBow Record Date or you held your shares of SilverBow beneficially in the name of a broker, bank or other nominee as of the SilverBow Record Date, or you hold a valid proxy for the SilverBow Special Meeting. Because the SilverBow Special Meeting is completely virtual and being conducted via live webcast, you will not be able to attend the meeting in person.
If you were a stockholder of record of SilverBow at the close of business on the SilverBow Record Date , you will be able to attend the SilverBow Special Meeting and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/SBOW2024SM and entering the 16-digit control number included on the proxy card that you received.
If a broker, bank or other nominee is the record owner of your shares of SilverBow Common Stock, you will be able to attend the SilverBow Special Meeting and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/SBOW2024SM and entering the 16-digit control number included on the voting instruction form that you received from your broker, bank or other nominee, as applicable.
Results of the SilverBow Special Meeting
Within four business days following the SilverBow Special Meeting, SilverBow intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, SilverBow will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.
SILVERBOW STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE SILVERBOW PROPOSALS.

SILVERBOW PROPOSALS
SilverBow Merger Proposal
For a summary and detailed information regarding the SilverBow Merger Proposal, see the information about the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement throughout this joint proxy statement/prospectus, including the information set forth in sections titled “The Merger Agreement” beginning on page 167. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.
Under the Merger Agreement, approval of the SilverBow Merger Proposal is a condition to the completion of the Mergers. If the SilverBow Merger Proposal is not approved, the Mergers will not be completed even if the SilverBow Proposals related to the Mergers are approved.
The SilverBow Board unanimously recommends that SilverBow stockholders vote “FOR” the SilverBow Merger Proposal.
SilverBow Advisory Compensation Proposal
As required by Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, SilverBow is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to SilverBow’s named executive officers that is based on or otherwise relates to the Mergers, as described in the section entitled “The Mergers—Quantification of Potential Payments and Benefits to SilverBow’s Named Executive Officers in Connection with the Mergers” beginning on page 164. Accordingly, SilverBow stockholders are being provided the opportunity to cast an advisory vote on such payments.
As an advisory vote, the SilverBow Advisory Compensation Proposal is not binding upon SilverBow or the SilverBow Board or Crescent or the Crescent Board, and approval of this proposal is not a condition to completion of the Mergers and is a vote separate and apart from the SilverBow Merger Proposal and the SilverBow Adjournment Proposal. You may vote to approve the SilverBow Merger Proposal and the SilverBow Adjournment Proposal and vote not to approve the SilverBow Advisory Compensation Proposal, and vice versa. If the Mergers are completed, the applicable compensation related to the Mergers will be paid to SilverBow’s named executive officers to the extent payable in accordance with the Merger Agreement or the terms of the applicable compensation agreements and arrangements even if SilverBow stockholders vote against the approval of the SilverBow Advisory Compensation Proposal. However, SilverBow seeks the support of its stockholders and believes that stockholder support is appropriate because SilverBow has a comprehensive executive compensation program designed to link the compensation of its executives with SilverBow’s performance and the interests of SilverBow’s stockholders. Accordingly, holders of shares of SilverBow Common Stock are being asked to vote on the following resolution:
RESOLVED, that the stockholders of SilverBow Resources, Inc. approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to the named executive officers of SilverBow Resources, Inc. that is based on or otherwise relates to the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Mergers—Quantification of Potential Payments and Benefits to SilverBow’s Named Executive Officers in Connection with the Mergers.”
The SilverBow Board unanimously recommends that SilverBow stockholders vote “FOR” the SilverBow Advisory Compensation Proposal.
SilverBow Adjournment Proposal
If SilverBow fails to receive a sufficient number of votes to approve the SilverBow Merger Proposal, SilverBow may propose to adjourn the SilverBow Special Meeting, even if a quorum is present, for the purpose of soliciting additional proxies to approve the SilverBow Merger Proposal.
The SilverBow Board unanimously recommends that SilverBow stockholders vote “FOR” the SilverBow Adjournment Proposal.

THE MERGERS
This discussion of the Mergers is qualified in its entirety by reference to the Merger Agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire Merger Agreement carefully as it is the legal document that governs the Mergers.
Transaction Structure
The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein, (i) at the Initial Merger Effective Time, Merger Sub Inc., a wholly owned subsidiary of Crescent will merge with and into SilverBow, with SilverBow surviving the merger, and (ii) immediately following the Initial Merger, the Initial Surviving Corporation will merge with and into Merger Sub LLC, an indirect, wholly owned subsidiary of Crescent and a direct, wholly owned subsidiary of Artemis Holdings, with Merger Sub LLC surviving the merger. Promptly following the completion of the Mergers, Crescent intends to cause the SilverBow business to be contributed to OpCo and then cause the SilverBow business to be further contributed to. Crescent Finance.
Consideration to SilverBow Stockholders
Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL and DLLCA, as applicable, each share of SilverBow Common Stock issued and outstanding immediately prior to the Initial Merger Effective Time (other than the Excluded Shares), will be converted into the right to receive, pursuant to an election that has been made and not revoked or lost prior to the Election Deadline, one of the following forms of consideration:
•3.125 shares of Crescent Class A Common Stock;
•a combination of 1.866 shares of Crescent Class A Common Stock and $15.31 in cash; or
•$38.00 in cash, subject to an aggregate cap of $400,000,000 on the total cash consideration payable for the SilverBow Common Stock in the Mergers.
In the event of a failure to deliver, or the revocation or loss of, an election prior to the Election Deadline, a SilverBow stockholder will receive 3.125 shares of Crescent Class A Common Stock per share of SilverBow Common Stock.
Background of the Mergers
The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of Crescent and SilverBow. The following is a summary of the events leading up to the signing of the Merger Agreement and the key meetings, negotiations, discussions and actions by and between Crescent and SilverBow and their respective advisors that preceded the public announcement of the transaction; it does not purport to catalogue every conversation or interaction among representatives of Crescent, SilverBow and other parties.
The Crescent Board, together with the Manager and Crescent senior management, regularly reviews and assesses Crescent’s long-term strategic plans, goals, financial position, leverage, opportunities and risks in light of prevailing business and economic conditions and developments in the oil and natural gas sector, in each case across a range of potential future scenarios and industry developments. As part of such ongoing reviews and evaluations, Crescent senior management engages in discussions with representatives of other exploration and production companies from time to time. In connection with these activities, the Crescent Board meets periodically in the ordinary course of business to receive updates from Crescent senior management on such discussions and to consider and evaluate potential strategic alternatives available to Crescent, including merger and acquisition transactions.
On December 7, 2021, Independence Energy LLC, an upstream oil and gas business managed by KKR, combined with Contango Oil & Gas Company through a series of transactions to create Crescent. Since the combination, Crescent, under the leadership of the Crescent Board, the Manager and Crescent senior management, has pursued a strategy designed to deliver value for stockholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of high-return development locations in the Eagle Ford basin and Uinta basin. Crescent’s leadership is an experienced team of investment, financial and industry professionals that provide proven investment and operating expertise. For more than a decade, Crescent and its predecessors have executed on a consistent strategy focused on cash flow, risk management and returns.
Similarly, the SilverBow Board and SilverBow senior management regularly review and evaluate SilverBow’s long-term strategic plans and goals, overall industry trends and SilverBow’s operations, future growth opportunities, competitive position and risks in light of current business and economic conditions. As part of such ongoing reviews and evaluations, the SilverBow Board and SilverBow senior management regularly discuss likely key drivers of stockholder value creation and positive stock price performance for SilverBow. In connection with such ongoing reviews and evaluations, SilverBow senior management engages in discussions with representatives of other exploration and production companies from time to time, including discussions in May 2021 with Crescent’s predecessor, Independence Energy LLC, regarding their respective businesses and strategies, and in February 2022 with Crescent regarding their respective businesses and the potential for consolidation within the Eagle Ford basin. The SilverBow Board meets periodically in the ordinary course of business to receive updates from SilverBow senior management on such discussions and to consider and evaluate potential strategic alternatives available to SilverBow, including merger and acquisition transactions.
In the second half of 2022, representatives of SilverBow began engaging in discussions with representatives of Kimmeridge Energy Management Company, LLC (“Kimmeridge”), a significant SilverBow stockholder, with respect to a potential transaction in connection with Kimmeridge’s acquisition of Laredo Energy assets.
On October 26, 2022, David Rockecharlie, the Chief Executive Officer of Crescent, met with Marcus C. Rowland, the Chairman of the SilverBow Board, and Sean C. Woolverton, the Chief Executive Officer of SilverBow, to discuss a general overview of the strategies and assets of both Crescent and SilverBow.
On January 17, 2023, Ben Dell, a Managing Partner of Kimmeridge, delivered to Messrs. Rowland and Woolverton a written proposal (the “Kimmeridge January 17 Proposal”) to acquire all of the outstanding shares of SilverBow Common Stock not already owned by Kimmeridge at a cash price of $34.00 per share, which Mr. Woolverton then delivered to the SilverBow Board. The Kimmeridge January 17 Proposal stated that Kimmeridge had sufficient capital to fund the purchase price and transaction expenses and that the transaction would not be subject to any financing contingencies.
The SilverBow Board held meetings on January 17, 2023, February 9, 2023 and February 13, 2023, at which members of SilverBow senior management and representatives of BofA Securities, financial advisor to SilverBow, and Gibson, Dunn & Crutcher LLP, outside legal advisor to SilverBow (“Gibson Dunn”), were present to discuss the Kimmeridge January 17 Proposal and a potential counteroffer. Each of BofA Securities and Gibson Dunn was engaged to serve as SilverBow’s financial and legal advisor, respectively, on a potential transaction with Kimmeridge based on their expertise and experience with similar transactions, including those involving oil and gas companies, and Gibson Dunn’s regular representation of SilverBow in other matters. Following these discussions, at the February 13, 2023 meeting, the SilverBow Board instructed BofA Securities to relay a counteroffer to Kimmeridge of $36.00 per share in cash, which counteroffer BofA Securities relayed to Kimmeridge on February 14, 2023.
On February 19, 2023, a confidentiality agreement was executed between Kimmeridge and SilverBow, with a termination date of February 19, 2024.
Between February 2023 and March 2023, representatives of SilverBow and Kimmeridge negotiated the material terms of a definitive agreement with respect to a potential transaction between the parties, including an increase in the cash price from the Kimmeridge January 17 Proposal to $35.00 per share. During this time, the SilverBow Board met on several occasions to evaluate a potential transaction.

On March 14, 2023, Mr. Dell called Mr. Rowland and representatives of BofA Securities to inform them that Kimmeridge was unable to secure requisite equity financing to fund the proposed transaction, despite Mr. Dell’s prior assurances.
On March 31, 2023, Mr. Dell called representatives of BofA Securities to discuss a potential stock-for-stock merger between Kimmeridge and SilverBow and also suggested an alternative proposal for Kimmeridge to acquire SilverBow by means of a tender offer for a price meaningfully below the previously agreed consideration per share. Mr. Dell stated that if SilverBow was unwilling to accept either the stock-for-stock merger proposal or the tender offer proposal on the terms presented, Kimmeridge would mount a public campaign seeking to gain control of the SilverBow Board through proxy contests at each of the 2024 and 2025 annual meetings of SilverBow stockholders.
On April 4, 2023, the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities and Gibson Dunn to discuss Kimmeridge’s March 31 verbal proposals. Following the meeting, representatives of BofA Securities contacted Mr. Dell to relay that the SilverBow Board could not authorize SilverBow to proceed with either of Kimmeridge’s alternatives based on verbal proposals but that it remained open to receiving a formal written offer for a take-private transaction with firm financing commitments, as previously contemplated by the parties.
On April 7, 2023, Kimmeridge’s financial advisors contacted representatives of BofA Securities to convey that Kimmeridge was actively considering submitting a new offer to acquire SilverBow and take it private. Following this communication, Kimmeridge failed to provide any evidence of its ability to obtain the financing commitments necessary to complete a transaction, and no written proposal was ever delivered to SilverBow by Kimmeridge.
On June 14, 2023, Mr. Rockecharlie contacted Mr. Rowland via telephone for continued discussion of their respective businesses and prevailing industry trends. As part of such discussion, Mr. Rockecharlie inquired as to SilverBow’s interest in potential transactions, including a preliminary exploratory inquiry regarding a potential transaction whereby Crescent would acquire SilverBow (the “Potential Transaction”).
On August 4, 2023, SilverBow received a nonbinding proposal from Company A, a private exploration and production company controlled by a private equity sponsor, to acquire the outstanding shares of SilverBow at a price range of $33.00 to $37.00 per share in cash, subject to completion of confirmatory due diligence, obtaining financing and satisfaction of customary closing conditions. The closing price of the SilverBow Common Stock on that date was $37.01 per share and increased throughout the month to $42.78 per share on August 31, 2023. Following the announcement on August 14, 2023 of the Chesapeake Transaction, Messrs. Rowland and Woolverton communicated with Company A in late August 2023 regarding the proposal in light of the Chesapeake acquisition and SilverBow’s trading prices.
Crescent’s outside legal advisor, Vinson & Elkins L.L.P. (“Vinson & Elkins”), regularly provides Crescent senior management with certain updates and advice regarding industry trends, legal considerations and other factors through written, telephonic and in-person correspondence and meetings. On September 22, 2023, at one such regular update, representatives of Vinson & Elkins discussed with Crescent senior management certain considerations relating to the Crescent Board’s fiduciary duties applicable in the context of evaluating or pursuing certain strategic transactions. In particular, Vinson & Elkins discussed that, in light of the Series I Preferred Stockholder’s continuing rights to elect the entire Crescent Board and the fact that the interests of KKR and certain directors and officers of Crescent could differ from those of the Crescent stockholders in certain circumstances, there were certain scenarios in which the formation of a special committee of the Crescent Board may be advisable. The discussion related to consideration of strategic transactions generally rather than any potential strategic transaction (including the Potential Transaction) specifically. Crescent senior management and Vinson & Elkins agreed to continue their dialogue on these topics in the future as appropriate, and to provide a similar update and discussion to the Crescent Board at the next regularly scheduled meeting thereof.
On October 6, 2023, Mr. Rockecharlie and Mr. Rowland discussed general updates to the respective businesses of Crescent and SilverBow.
On October 31, 2023, the Crescent Board held its regular quarterly board meeting, at which it was joined by Crescent senior management and certain other representatives of Crescent and the Manager. During this meeting, the

Crescent Board discussed current market conditions, operational updates and business opportunities related to Crescent. Among other things, the Crescent Board discussed a variety of potential strategic transactions, including that representatives of Crescent had engaged in preliminary exploratory discussions regarding a potential strategic transaction, and potential conflicts implications associated with transactions of such types. Also in attendance at the meeting were representatives of Vinson & Elkins. During the meeting, Bo Shi, the General Counsel of Crescent, and representatives of Vinson & Elkins reviewed with the members of the Crescent Board the Crescent Board’s fiduciary duties applicable in the context of evaluating or pursuing a strategic transaction, including certain scenarios in which the formation of a special committee of the Crescent Board may be advisable. Mr. Shi advised the Crescent Board that a similar review had previously been conducted with Crescent senior management and Vinson & Elkins. The general consensus of the Crescent Board was that there could be significant benefits to exploring potential strategic transactions in furtherance of Crescent’s growth strategy.
In late October 2023, Crescent senior management decided, following a review of Jefferies’ credentials and its substantial experience on similar transactions within the oil and gas industry, and due to its significant knowledge of Crescent’s existing assets and business, and its ongoing relationship with Crescent, to solicit Jefferies’ advice regarding strategic considerations with respect to the Potential Transaction. Jefferies began, at the request of Crescent senior management, preliminary evaluations of various strategic matters associated with the Potential Transaction.
On November 2, 2023, Crescent engaged Vinson & Elkins as its legal advisor in its exploration of strategic opportunities due to Vinson & Elkins’ knowledge of Crescent and experience with strategic transactions in the oil and gas industry, including Crescent’s formation transactions in December 2021. Vinson & Elkins began, at the request of Crescent senior management, preliminary evaluations of certain matters associated with the Potential Transaction and the preparation of draft transaction documentation.
On November 7, 2023, Messrs. Rowland, Woolverton, Charles Wampler, a director on the SilverBow Board, and Christopher Abundis, the Executive Vice President, Chief Financial Officer and General Counsel of SilverBow, met with John Goff, the Chairman of the Crescent Board, and Mr. Rockecharlie to discuss the oil and gas exploration and production sector, their respective businesses and ongoing acquisitions along with other matters of mutual interest. At this meeting, Crescent expressed an ongoing interest in the Potential Transaction, although no specific proposals were discussed.
On December 19, 2023, Messrs. Rowland and Goff met to continue the discussion from the November 7, 2023 meeting. While Messrs. Rowland and Goff discussed at a high level the Potential Transaction, no specific terms with respect to Crescent submitting a proposal were discussed.
From December 20, 2023 until January 8, 2024, Vinson & Elkins and Jefferies, at the direction of Crescent management, continued evaluating certain matters associated with the Potential Transaction, including structuring considerations, and Vinson & Elkins began preparing draft transaction documentation. Representatives of Crescent conducted commercial due diligence with respect to the Potential Transaction.
On January 8, 2024, Crescent senior management held a telephonic conference with all members of the Crescent Board to discuss the Potential Transaction, during which Mr. Shi reminded the Crescent Board of its prior discussions regarding its fiduciary duties under Delaware law in connection with evaluating or pursuing certain strategic transactions. The Crescent Board then discussed the possibility of forming a special committee thereof to review, negotiate and approve any such transaction, and the possibility of such committee hiring independent legal and financial advisors for such purposes.
The following day, January 9, 2024, the Crescent Board, acting by unanimous written consent, (a) formed a special committee of the Crescent Board consisting of Mr. Goff, Bevin Brown, Robert G. Gwin, Ellis L. “Lon” McCain and Karen Simon, each an independent director under applicable NYSE standards, disinterested in the Potential Transaction with SilverBow and unaffiliated with KKR (with each such determination having been made pursuant to the review by Mr. Shi of customary “director questionnaires” circulated for such purpose), to, among other things, review and evaluate the Potential Transaction and Crescent’s other strategic alternatives, and authorized the committee to engage such independent legal, financial and other advisors as it deemed appropriate, and (b) approved, subject to the separate approval of the Crescent Special Committee, the submission of an indication of interest to SilverBow in substantially the form provided to the Crescent Board by Mr. Shi earlier that day, which included an offer by Crescent to acquire SilverBow in a stock-for-stock combination at a 10% premium to SilverBow’s then-current trading price. The Crescent Board also agreed to not approve any transaction without the prior recommendation of the Crescent Special Committee. The Crescent Special Committee, acting by unanimous written consent, subsequently approved the submission of such indication of interest to SilverBow.
The next day, on January 10, 2024, Mr. Goff delivered an initial proposal letter to Mr. Woolverton and Mr. Rowland (the “Crescent January 10 Proposal”), pursuant to which Crescent offered to acquire SilverBow in a stock-for-stock combination at a 10% premium to SilverBow’s then-current trading price, which represented an exchange ratio of 2.516 shares of Crescent Class A Common Stock for each share of SilverBow Common Stock, reflecting an implied price of $29.94 per share of SilverBow Common Stock as of market close on January 10, 2024. The Crescent January 10 Proposal included no financing contingencies and also noted that Crescent was, subject to mutually agreeable terms, open to discussing funding a portion of the merger consideration with cash. The Crescent January 10 Proposal had an expiration date of January 26, 2024.
On January 12, 2024, the SilverBow Board met with members of SilverBow senior management to discuss the Crescent January 10 Proposal. The SilverBow Board discussed a potential transaction and the businesses of the two companies, including their financial and operational performance, areas of operation, stock price performance, recent acquisitions and the timing and integration of those acquisitions into the operations of the respective companies. Following this discussion, the SilverBow Board agreed that a business combination with Crescent had strong strategic rationale and it remained amenable to a potential transaction if economic terms reflected an appropriate valuation for SilverBow and a more meaningful premium. The SilverBow Board and members of SilverBow senior management discussed a potential response to the Crescent January 10 Proposal that would preserve the opportunity to pursue a potential transaction with Crescent at a higher valuation and instructed SilverBow senior management to continue to review the terms of the Crescent January 10 Proposal, the financial and operational performance of the two companies and a potential counterproposal on valuation, which would be reviewed with the SilverBow Board.
On January 23, 2024, the Crescent Special Committee held a telephonic conference with Richards, Layton & Finger, P.A. (“RLF”) regarding RLF’s potential representation of the Crescent Special Committee with respect to the Potential Transaction. Mr. Shi also attended the meeting. RLF advised as to its experience in representing special committees and advised the Crescent Special Committee that it had no prior or existing relationship with SilverBow but had certain prior and ongoing representations of KKR, the fees for which averaged approximately $750,000 annually during the prior two years and which were not material to RLF. After discussion, the Crescent Special Committee determined to engage RLF as counsel to the Crescent Special Committee due to RLF’s experience with representing special committees in similar transactions. At the meeting, the Crescent Special Committee also discussed the Potential Transaction, the indication of interest submitted on behalf of Crescent and the terms of the existing Management Agreement between the Manager and Crescent.
On January 24, 2024, at Mr. Dell’s request, Mr. Woolverton met with Mr. Dell. Mr. Dell conveyed that Kimmeridge continued to seek financing for a range of potential transactions to combine Kimmeridge Texas Gas, LLC, an affiliate of Kimmeridge (“KTG”), with SilverBow. Mr. Dell also conveyed that, if a transaction did not occur, Kimmeridge intended to gain control of the SilverBow Board by the 2025 annual meeting of SilverBow stockholders.
On January 25, 2024, the SilverBow Board met with members of SilverBow senior management to discuss further the Crescent January 10 Proposal. Representatives of SilverBow management presented the SilverBow Board with materials summarizing management’s further analysis of the Crescent January 10 Proposal. Following the discussion, the SilverBow Board decided to decline the Crescent January 10 Proposal based on the proposed valuation of SilverBow, which the SilverBow Board believed did not appropriately credit SilverBow for the value of the recently completed Chesapeake Transaction, and instructed members of SilverBow senior management to deliver a response letter to the Crescent January 10 Proposal that declined the proposal on that basis but that acknowledged that the SilverBow Board remained willing to consider potential strategic transactions with Crescent.

On January 26, 2024, representatives of SilverBow delivered a written response letter (the “SilverBow January 26 Response”) to Messrs. Goff and Rockecharlie that declined the Crescent January 10 Proposal based on the proposed valuation for SilverBow, but noted that the SilverBow Board would be amenable to further discussions relating to a potential transaction that would maximize value for SilverBow stockholders.
On January 31, 2024, Mr. Dell called Mr. Woolverton with a board-representation proposal, which he framed as a way to avert a potential proxy contest, pursuant to which two directors proposed by Kimmeridge would be added to the SilverBow Board, SilverBow would submit a proposal to declassify immediately the SilverBow Board at the 2024 annual meeting of SilverBow stockholders and SilverBow would commence a strategic alternatives process that included consideration of a merger with KTG. However, Mr. Dell did not make a formal proposal for such a merger at that time.
On February 9, 2024, Mr. Goff discussed the SilverBow January 26 Response with Mr. Rowland and expressed interest in continuing to pursue a potential transaction between Crescent and SilverBow. Mr. Goff conveyed, subject to approval of the Crescent Board and the Crescent Special Committee, that alternative allocations of cash and stock consideration might be possible. Mr. Rowland reiterated that the valuation proposed by Crescent was not sufficient. Mr. Rowland also discussed Crescent’s status as a controlled company.
On February 12, 2024, certain members of the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities and Gibson Dunn to discuss the January 31 board-representation proposal by Kimmeridge and SilverBow’s potential response.
On February 21, 2024, the SilverBow Board held its regularly scheduled quarterly meeting with members of SilverBow senior management and discussed potential strategic alternatives, including the opportunity for further engagement on a potential transaction with Crescent. Mr. Dell was invited as a guest following the formal meeting of the SilverBow Board. No formal proposal was presented by Kimmeridge to the SilverBow Board and Kimmeridge did not provide any proof of its ability to finance a potential transaction.
During February and March 2024, representatives of Crescent senior management continued to monitor industry trends and the business performance of Crescent and SilverBow, including relative stock price performance.
On February 28, 2024, the Crescent Board held its regular quarterly board meeting, at which it was joined by Crescent senior management. During this meeting, Crescent senior management discussed the SilverBow January 26 Response regarding the Crescent January 10 Proposal.
On March 7, 2024, Messrs. Rockecharlie, Clay Rynd, the Executive Vice President, Investments of Crescent, and other members of Crescent senior management discussed with representatives of Jefferies certain matters relating to the Potential Transaction. Based on such discussions, such representatives of Crescent senior management formed the view that a revised proposal reflecting an absolute consideration per share and a mix of cash and stock consideration, potentially structured with an election feature whereby SilverBow stockholders could elect their preferred form of consideration based on their unique values and tax positions, may be materially more attractive to SilverBow than the Crescent January 10 Proposal. Later that day, Crescent senior management updated members of the Crescent Board regarding the details of, and its reasons for, submitting a revised proposal to SilverBow, and Mr. Shi circulated a draft revised proposal to the members of the Crescent Board.
The following day, on March 8, 2024, the Crescent Board, acting by unanimous written consent, approved (subject to the approval of the Crescent Special Committee) the submission of the revised proposal to SilverBow in substantially the form provided to the Crescent Board by Mr. Shi the prior day. The Crescent Special Committee, acting by unanimous written consent, also approved the submission of the revised proposal in substantially such form. Later that day, Mr. Goff delivered a revised proposal (the “Crescent March 8 Proposal”) to Messrs. Woolverton and Rowland, with an expiration date of March 21, 2024. The Crescent March 8 Proposal provided that Crescent would acquire all of the outstanding shares of SilverBow Common Stock for $34.00 per share, which represented an implied premium of 10.6% to SilverBow’s then-current trading price. The merger consideration contemplated by the Crescent March 8 Proposal consisted of a combination of cash and shares of Crescent Class A Common Stock, utilizing a cash election structure pursuant to which SilverBow’s stockholders could elect to receive the merger consideration in cash, Crescent Class A Common Stock or a combination thereof, with the cash elections reduced on a pro rata basis to the extent the total value of cash elections exceeded 30% of the merger consideration. The Crescent March 8 Proposal did not specify an exchange ratio. In addition, the Crescent March 8 Proposal indicated that a virtual data room on Crescent and a draft of the Merger Agreement had been prepared. As with the Crescent January 10 Proposal, the Crescent March 8 Proposal contained no financing contingencies.
On March 13, 2024, Kimmeridge issued an open letter to SilverBow stockholders, along with a press release and investor presentation, outlining a proposal (the “Kimmeridge March 13 Proposal”) for an all-stock transaction between SilverBow and KTG pursuant to which Kimmeridge would contribute its KTG assets to SilverBow in exchange for 32.4 million shares priced at $34.00 per share. In addition, Kimmeridge would make a $500 million investment in the combined company at the same price of $34.00 per share, in exchange for 14.7 million shares. As a result of the transaction, Kimmeridge would control a supermajority of the publicly traded combined company.
On March 15, 2024, the SilverBow Board met with members of SilverBow senior management to discuss the Crescent March 8 Proposal. SilverBow senior management reviewed their analysis of the Crescent March 8 Proposal, which incorporated various updates to the SilverBow business between the receipt of the Crescent January 10 Proposal and the Crescent March 8 Proposal from Crescent. Following the discussion, the SilverBow Board authorized Mr. Woolverton to convey to Crescent the SilverBow Board’s interest in continuing discussions regarding a potential transaction. The SilverBow Board also discussed the Kimmeridge March 13 Proposal at this meeting along with the potential interest and ability of other strategic and financial counterparties to pursue a value-maximizing transaction for SilverBow.
The next day, on March 16, 2024, Messrs. Rowland and Woolverton discussed the Crescent March 8 Proposal with Messrs. Goff and Rockecharlie. During the meeting, Messrs. Rowland and Woolverton requested that Crescent provide more information on the strategic rationale and upside potential with respect to the combined company at a subsequent meeting between the parties. At the end of the meeting, they agreed that, in order to facilitate further discussions and negotiations for the Potential Transaction, a meeting between Crescent’s and SilverBow’s senior management and financial advisors would be advisable.
On the morning of March 20, 2024, in advance of the forthcoming meeting between Crescent and SilverBow, Mr. Rockecharlie and Mr. Woolverton met in Houston to generally discuss the status of the Potential Transaction, but did not engage in material discussions regarding any material terms thereof.
On March 20, 2024, the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities, Evercore and Gibson Dunn. Evercore was engaged to serve as SilverBow’s financial advisor based on its expertise and experience with similar transactions, including those involving oil and gas companies, and not by reason of any conflict of interest relating to BofA Securities. Messrs. Rowland and Woolverton reported on the discussion with Messrs. Goff and Rockecharlie at the March 16, 2024 meeting. Representatives of BofA Securities and Evercore presented their respective preliminary financial analyses with respect to the Crescent March 8 Proposal and the Kimmeridge March 13 Proposal. The SilverBow Board considered the following aspects of the Crescent March 8 Proposal, among others: (a) the relative values of Crescent and SilverBow reflected in the Crescent March 8 Proposal were more favorable to SilverBow stockholders than the values of KTG and SilverBow reflected in the Kimmeridge March 13 Proposal; (b) that the Crescent March 8 Proposal was based on a fixed amount instead of the floating valuation proposed in the Kimmeridge March 13 Proposal; (c) that a cash portion as part of the consideration in the Crescent March 8 Proposal would give SilverBow stockholders a better ability to control their investment in SilverBow and the combined company; and (d) that the Crescent March 8 Proposal was not subject to any financing contingency and that the Kimmeridge March 13 Proposal relied on “highly confident” letters from investment banks instead of binding debt commitment letters. After the presentation, the SilverBow Board authorized Messrs. Rowland, Wampler and Woolverton to meet with representatives of Crescent to further discuss the Crescent March 8 Proposal. The SilverBow Board also instructed management and the advisors to continue to evaluate the Kimmeridge March 13 Proposal as well as assess the potential interest and ability of other strategic and financial counterparties to pursue a value-maximizing transaction for SilverBow.
On March 21, 2024, Messrs. Rowland, Wampler and Woolverton met with Messrs. Goff, Rockecharlie and Rynd, and Brandi Kendall, the Chief Financial Officer of Crescent and a member of the Crescent Board, with representatives of BofA Securities, Evercore and Jefferies also in attendance. The parties further discussed the key terms of a potential transaction, including an increase in the consideration described in the Crescent March 8 Proposal, as well as the strategic rationale and upside potential for the combined company. After the meeting, at the direction of Mr. Goff, representatives of Crescent agreed to an extension of the expiration date of the Crescent March 8 Proposal to the SilverBow Board, subject to Crescent’s right to withdraw the proposal at any time in its sole discretion.
On March 26, 2024, the Crescent Special Committee held a meeting at which representatives of RLF and Mr. Shi were in attendance. During this meeting, Mr. Shi reviewed materials prepared by Jefferies with respect to the Management Agreement and the impact of the Potential Transaction on the Management Fee and the Manager PSU Award. The Crescent Special Committee discussed engaging a financial advisor in connection with the Potential Transaction. RLF also reviewed with the Crescent Special Committee the fiduciary duties applicable to the Crescent Special Committee’s evaluation of the Potential Transaction. At the conclusion of the meeting, the Crescent Special Committee directed RLF and Mr. Shi to contact Intrepid and another financial advisor for consideration to serve as a potential financial advisor to the Crescent Special Committee.
On March 27, 2024, the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities, Evercore and Gibson Dunn. Messrs. Rowland, Wampler and Woolverton reported on the discussion with Messrs. Goff, Rockecharlie and Rynd and Ms. Kendall at the March 21, 2024 meeting. Representatives of BofA Securities and Evercore presented materials with respect to potential strategic alternatives, including their respective updated preliminary financial analyses. After the presentation, the SilverBow Board discussed various strategic alternatives, including the proposals from Crescent and Kimmeridge. The SilverBow Board agreed that the Kimmeridge March 13 Proposal substantially undervalued SilverBow, expressed concern over the alleged value of the KTG assets and agreed to request due diligence information on KTG to determine the actual value of the KTG assets. The SilverBow Board also, following a discussion with Gibson Dunn of applicable fiduciary duties, authorized the launch of a confidential strategic review process that would include outreach to other potential counterparties regarding potential business combinations with SilverBow. In addition, the SilverBow Board authorized Mr. Woolverton to continue negotiations with Crescent and directed SilverBow management and advisors to continue to evaluate the Kimmeridge March 13 Proposal and other strategic counterparties.
On March 28, 2024, SilverBow issued a press release that announced the SilverBow Board’s determination that the Kimmeridge March 13 Proposal substantially undervalued SilverBow. The press release also expressed the SilverBow Board’s belief regarding the importance of conducting due diligence on KTG to make an informed decision on the value of KTG’s assets, and that the SilverBow Board was open to continuing to engage with Kimmeridge regarding its proposal. In the days following the announcement, representatives of SilverBow continued to request materials on KTG’s assets to conduct due diligence and review SilverBow’s valuation of KTG.
On March 28, 2024, Mr. Woolverton discussed with Mr. Rockecharlie SilverBow’s desire to enter into a mutual confidentiality agreement.
On March 31, 2024, SilverBow and Crescent executed a mutual confidentiality agreement. The agreement included standstill provisions in favor of SilverBow that would terminate if SilverBow entered into a business combination with a third party.
Over the course of the next month, as instructed by the SilverBow Board in connection with its confidential strategic review process, representatives of BofA Securities and Evercore contacted a total of 16 additional potential counterparties, of which eight counterparties proceeded to negotiate confidentiality agreements. SilverBow ultimately entered into six additional confidentiality agreements with publicly traded and private exploration and production companies and financial sponsors, including Company A. Each confidentiality agreement included standstill provisions in favor of SilverBow that would terminate if SilverBow entered into a business combination such as the Potential Transaction. Prior to execution of the Merger Agreement, SilverBow did not receive any proposals for any potential transaction from those counterparties. On April 13, 2024, SilverBow provided access to a virtual dataroom to Crescent, Company A and the other potential counterparties that had executed confidentiality agreements.

From April 1, 2024 to April 25, 2024, RLF and Mr. Shi engaged with Intrepid and another financial advisor to solicit proposals and assess the independence of such advisors, and consulted with the Crescent Special Committee as to such matters. During this time period, RLF reviewed and discussed with Vinson & Elkins the draft Merger Agreement prepared by Vinson & Elkins.
On April 16, 2024, Kimmeridge publicly withdrew the Kimmeridge March 13 Proposal ahead of its proposed deadline of April 26, 2024 and announced it would continue to put forward its director nominees for consideration at the SilverBow 2024 Annual Meeting of Shareholders.
On April 17, 2024, Jefferies was formally engaged as Crescent’s financial advisor.
On April 22, 2024, SilverBow issued a public letter to its stockholders, detailing its view that Kimmeridge’s own data demonstrated that Kimmeridge had substantially overstated the value of KTG, that the withdrawn Kimmeridge proposal would have been massively dilutive to SilverBow stockholders, and that the KTG assets were of lower quality than SilverBow’s and that KTG was pursuing a value-destructive, natural gas-focused growth plan.
Between April 22, 2024 and April 25, 2024, representatives of Crescent senior management negotiated debt commitment papers (the “debt commitment papers”) with representatives of Wells Fargo, National Association (“Wells Fargo”), pursuant to which, subject to certain terms, Wells Fargo committed to financing an increase to the elected commitment amount and borrowing base under Crescent’s revolving credit facility in an amount sufficient to fund the cash consideration and refinancing portions of the Potential Transaction.
On April 24, 2024, the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities, Evercore and Gibson Dunn to discuss the status of the strategic review process, including the Potential Transaction with Crescent, as well as the withdrawal of the Kimmeridge March 13 Proposal.
On April 25, 2024, Messrs. Rockecharlie and Woolverton discussed the Potential Transaction. In response to SilverBow’s request that Crescent provide flexibility for an increased amount of potential cash consideration in its proposal, Mr. Rockecharlie indicated that Crescent desired to submit a revised proposal of $34.00 per share of SilverBow Common Stock, which would be payable in a combination of cash and shares of Crescent Common Stock, with up to 50% of the total consideration payable in cash pursuant to the same cash election and proration structure as described in the Crescent March 8 Proposal. Mr. Rockecharlie further indicated that, subject to approval by the Crescent Board and the Crescent Special Committee, Crescent would be sending a revised written proposal reflecting those terms later that day, along with a draft of the Merger Agreement.
On April 25, 2024, Crescent senior management and the Crescent Special Committee formally engaged Intrepid to serve as the Crescent Special Committee’s financial advisor in connection with the Potential Transaction. That same day, the Crescent Board held a meeting to discuss further revising the Crescent March 8 Proposal based on the discussion between Mr. Rockecharlie and Mr. Woolverton earlier that day regarding the Crescent March 8 Proposal and the Potential Transaction. Representatives from Jefferies were present at the meeting of the Crescent Board. Following discussion at the Crescent Board meeting, the Crescent Board approved, subject to the approval of the Crescent Special Committee, (a) the submission of a revised proposal to SilverBow that would provide for increased potential cash consideration as compared to the Crescent March 8 Proposal, specifically that the consideration would consist of shares of Crescent Class A Common Stock and up to 50% cash if SilverBow stockholders were to so elect, instead of up to 30% cash as provided in the prior proposal, and certain other updates thereto and (b) the submission to SilverBow of a draft Merger Agreement that had been prepared by representatives of Crescent senior management and Vinson & Elkins and discussed with the Crescent Board.
The same day, the Crescent Special Committee also held a meeting, at which Messrs. Rynd and Shi and representatives of RLF and Intrepid were present, to discuss the revised Crescent March 8 Proposal and receive a presentation from Intrepid. Mr. Rynd presented to the Crescent Special Committee on the revisions to the Crescent March 8 Proposal. After discussion amongst the members of the Crescent Special Committee, the Crescent Special Committee authorized the submission of the revised proposal to SilverBow. Following such discussion, Intrepid presented to the Crescent Special Committee regarding the Potential Transaction, the Management Agreement and the impact of the Potential Transaction on the Management Fee and the Manager PSU Award and Crescent’s general and administrative expenses as compared to certain peer companies.

Later that day, the SilverBow Board met with members of SilverBow senior management and representatives of Gibson Dunn to discuss the anticipated Crescent April 25 Proposal referred to below and the status of the strategic review process, including that no other proposals had been received. Consistent with prior presentations to and discussions with the SilverBow Board regarding its fiduciary duties under Delaware law, representatives of Gibson Dunn discussed the SilverBow Board’s fiduciary duties in connection with a potential transaction. Following the discussion, the SilverBow Board authorized members of SilverBow senior management to continue to move forward with potential transaction discussions with Crescent, including conducting commercial due diligence, while also continuing to advance its confidential strategic review process.
On the evening of April 25, 2024, representatives of Crescent submitted a revised proposal to SilverBow (the “Crescent April 25 Proposal”) in which the terms of Crescent’s proposal to acquire SilverBow were revised to provide SilverBow stockholders the option to elect to receive either all Crescent Class A Common Stock, all cash (capped at 50% of the aggregate merger consideration) or a mix of Crescent Class A Common Stock and cash, in each case, at a price per share of SilverBow Common Stock equal to $34.00. The Crescent April 25 Proposal contained no financing contingencies, noted that Crescent had fully negotiated debt commitment papers that it was prepared to execute in connection with the Potential Transaction and included an expiration date of May 6, 2024. Crescent also delivered to SilverBow an initial draft of the Merger Agreement with the Crescent April 25 Proposal. The initial draft of the Merger Agreement contemplated, among other things, (a) a tax-free merger transaction qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code whereby Crescent would acquire all of the outstanding shares of SilverBow Common Stock, with consideration consisting of, at the election of each SilverBow stockholder, either (i) a mixed consideration consisting of (x) an unspecified number of shares of Crescent Common Stock for each share of SilverBow Common Stock and (y) an unspecified amount of cash per share of SilverBow Common Stock, subject to an unspecified cap less the cash paid as mixed consideration, (ii) consideration paid entirely in Crescent Class A Common Stock at an unspecified exchange ratio or (iii) consideration paid entirely in cash at an unspecified amount per share of SilverBow Common Stock; (b) that one SilverBow designee acceptable to Crescent would be added to the board of the combined company and would meet certain independence standards; (c) expansive representations and warranties by SilverBow and narrow representations and warranties by Crescent; (d) a mutual no solicitation provision, which would restrict each of Crescent and SilverBow from soliciting alternative acquisition proposals during the interim period, subject to certain exceptions; (e) a mutual “force the vote” provision that would prohibit either party’s board to terminate the Merger Agreement to enter into a superior proposal; (f) an outside date of six months for completion of the transaction; (g) a termination fee, payable by either party in the event the Merger Agreement were to be terminated in certain situations, equal to 4.25% of SilverBow’s implied equity value in the Potential Transaction; and (h) an expense reimbursement, payable by one party to the other if such party’s stockholders fail to approve the proposals presented to stockholders with respect to the Merger Agreement at such party’s special meeting following a recommendation of its board that its stockholders approve the Merger Agreement and no termination fee is otherwise payable, equal to 1.0% of SilverBow’s implied equity value in the Potential Transaction. The draft also expressly provided that, in the event that U.S. antitrust authorities required remedies of Crescent under the HSR Act in order to complete the transaction, Crescent would not be required to divest assets or accept any remedy that would limit its freedom of action with respect to, or its ability to retain, any businesses, product lines or assets of Crescent, SilverBow or any of their respective subsidiaries or affiliates.
The next day, on April 26, 2024, Messrs. Woolverton and Rockecharlie further discussed a potential transaction, including value considerations and due diligence items. Later that day, Mr. Rockecharlie sent Mr. Woolverton a substantially final debt commitment letter from Wells Fargo Bank, National Association with respect to the debt financing contemplated by the draft of the Merger Agreement. Also on April 26, 2024, Crescent executed an engagement letter with Wells Fargo setting forth the terms of Wells Fargo’s engagement with respect to certain financing activities in connection with the Potential Transaction and for Wells Fargo to serve as one of Crescent’s financial advisors in connection with the Potential Transaction.
Over the ensuing weeks, Crescent and SilverBow, together with their advisors, engaged in regular communications regarding the Potential Transaction and commercial due diligence efforts.

On April 29, 2024, the Crescent Special Committee held a meeting at which representatives from RLF and Intrepid were present. Mr. Rockecharlie attended for a portion of the meeting to update the Crescent Special Committee with respect to the Potential Transaction. Intrepid provided the Crescent Special Committee with a presentation regarding the Management Agreement, the Management Fee and the impact of the Potential Transaction on the Management Fee and Manager PSU Award.
Beginning on April 29, 2024 and until the execution of the Merger Agreement, representatives of each of Crescent and SilverBow, together with representatives of Vinson & Elkins and Gibson Dunn, their respective legal advisors, conducted legal due diligence with respect to the businesses of SilverBow and Crescent, respectively.
On May 1, 2024, SilverBow issued an earnings release announcing its first quarter 2024 operating and financial results and held an earnings call on May 2, 2024 discussing its earnings results.
On May 3, 2024, the Crescent Board held its regular quarterly board meeting, at which it was joined by Crescent senior management. During this meeting, Crescent senior management discussed the Potential Transaction, including the current state of discussions between Crescent and SilverBow and updates as to the status of various workstreams conducted to date in anticipation of entering into the Potential Transaction.
On May 6, 2024, Crescent issued an earnings release announcing its first quarter 2024 operating and financial results and held an earnings call on May 7, 2024 discussing its earnings results.
On May 11, 2024, the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities, Evercore and Gibson Dunn. Representatives of each of BofA Securities and Evercore presented their respective preliminary financial analysis in connection with the Crescent April 25 Proposal. Representatives of Gibson Dunn then presented materials on the governance structure of Crescent, including its status as a controlled company. The SilverBow Board then discussed the key terms of a potential counterproposal and authorized Mr. Woolverton to deliver a counterproposal letter, which included the following terms: (a) a price of $41.00 per share of SilverBow Common Stock; (b) an exchange ratio of 3.372 shares of Crescent Class A Common Stock for each share of SilverBow Common Stock; (c) a cap of $400 million on the cash election and no cap on the share election consideration; (d) that SilverBow representation on the combined company board would reflect the proportionate pro forma ownership of SilverBow stockholders assuming the SilverBow stockholders elect all stock; (e) that a majority of the combined company board would be elected annually by the common stockholders rather than the Series I Preferred Stockholder; (f) no increase in the Management Fee as a result of the potential transaction; and (g) certain Merger Agreement considerations. In addition, the SilverBow Board discussed the current status of the broader strategic review process, including that no other proposals had been received, and that, subsequent to signing confidentiality agreements, one participant had verbally indicated they were withdrawing from the process. Representatives of Gibson Dunn then reviewed the fiduciary duties of the members of the SilverBow Board with respect to their evaluation of a proposed transaction.
Later that day, Mr. Woolverton sent the counterproposal letter to Messrs. Goff and Rockecharlie (the “SilverBow May 11 Counterproposal”).
On May 12, 2024, Messrs. Goff, Rockecharlie, Rowland and Woolverton met to discuss the SilverBow May 11 Counterproposal, and Messrs. Goff and Rockecharlie indicated that they would review the counterproposal with the Crescent Board and the Crescent Special Committee and revert with a response.
Later that evening, the Crescent Board held a meeting to discuss the SilverBow May 11 Counterproposal. The meeting of the Crescent Board was attended by all members of the Crescent Board, along with representatives of Crescent senior management, Vinson & Elkins, KKR, RLF, Jefferies, Intrepid and Spotlight Advisors, LLC (“Spotlight”), a public and media advisory firm previously engaged by Crescent on April 28, 2024. At the meeting, Mr. Rockecharlie provided an overview of discussions with SilverBow management leading up to the SilverBow May 11 Counterproposal and an overview of the material terms set forth therein. Mr. Rockecharlie also reported that KKR was not amenable to modifying the ability of the Series I Preferred Stockholder to designate all of the members of the Crescent Board, but was amenable to an amendment to the Management Agreement that would cap the increase in the Management Fee that would result from consummating the Potential Transaction. Representatives from Vinson & Elkins reviewed with the Crescent Board and senior management the key issues in the SilverBow

May 11 Counterproposal pertaining to the draft Merger Agreement, including the request for reciprocal representations and warranties, the focus on mitigating potential antitrust risk and SilverBow’s position on the termination fee and deal protections, such as the ability for SilverBow to terminate the Merger Agreement if it receives an unsolicited superior proposal and provided considerations with respect to potential responses to each such issue. Representatives from Vinson & Elkins also reminded the Crescent Board of applicable fiduciary duty considerations in the context of the Potential Transaction. The Crescent Board reviewed materials provided by Crescent senior management regarding the potential benefits of consummating a transaction with SilverBow, such as SilverBow’s balanced asset portfolio, and the opportunity to increase Crescent’s market presence in the Eagle Ford basin, SilverBow’s free cash flow generation, the high degree of potential synergies with Crescent, an increased opportunity for proven and differentiated acquisition growth strategies, and improved access to capital markets and credit improvement. Representatives from Jefferies also discussed with the Crescent Board considerations related to the premium to SilverBow’s stock price represented by the SilverBow May 11 Counterproposal, including the premiums paid by acquirors in recent comparable transactions. The Crescent Board asked various questions of Jefferies and Vinson & Elkins and engaged in discussions regarding the Potential Transaction, the SilverBow May 11 Counterproposal and potential responses thereto. Following discussions among the Crescent Board, Crescent senior management and Crescent’s advisors, Crescent senior management proposed sending, subject to approval of the Crescent Special Committee, a revised proposal letter to SilverBow reflecting (a) an increase in the consideration to approximately a 15% premium (which was approximately $37.62 per share) to the then-current trading price for SilverBow’s stock, (b) accepting a cap of $400 million on the cash consideration consistent with the SilverBow May 11 Counterproposal, which would result in a higher proportion of equity as a part of the total merger consideration relative to the Crescent April 25 Proposal, (c) providing a right for SilverBow to appoint two directors to the board of directors of the combined company and (d) proposing an amendment to the Management Agreement as set forth in the Crescent May 12 Proposal referred to below.
Following the conclusion of the Crescent Board meeting, the Crescent Special Committee held a meeting, at which representatives from RLF and Intrepid were present, to consider the Crescent May 12 Proposal and to receive a presentation from Intrepid. At the Crescent Special Committee meeting, the Crescent Special Committee discussed the information it had learned from the Crescent Board meeting, as well as the revised proposal letter, with its advisors. The Crescent Special Committee further received a presentation from Intrepid with respect to the valuation of both Crescent and SilverBow in connection with the Potential Transaction, as well as a further presentation on the Management Agreement, including the proposed amendment to the Management Agreement and the impact of the Potential Transaction on the Management Fee and Manager PSU Award. Following this presentation and further discussion, the Crescent Special Committee approved the submission of a revised proposal letter reflecting the terms in the Crescent May 12 Proposal and delegated to Mr. Goff the discretion to determine with Crescent management an offer price per share to include in such revised proposal letter in line with the recommendation of Crescent management and Jefferies from the Crescent Board meeting, but expressed a preference for a round number in a twenty-five cent increment.
Later that day, Messrs. Goff and Rockecharlie, at the direction of the Crescent Board and the Crescent Special Committee, sent a revised proposal letter to Messrs. Rowland and Woolverton (the “Crescent May 12 Proposal”), which included the following key terms: (a) a non-binding proposal to acquire all of SilverBow’s outstanding common stock at $37.75 per share, which represented more than a 15% premium to SilverBow’s then-current trading price; (b) agreement on the $400 million cap on the cash election consideration and that the share election consideration would not be capped; (c) SilverBow would be entitled to designate two directors to the board of directors of the combined company at Closing, but that the Series I Preferred Stockholder would otherwise continue to have the right to designate the directors of the board of the combined company; and (d) any increase to the Management Fee as a result of the Potential Transaction would be effectively capped at approximately $9 million. As with its prior proposals, the Crescent May 12 Proposal contained no financing contingencies. The Crescent May 12 Proposal did not include an expiration date.
On May 13, 2024, Messrs. Goff, Rockecharlie, Rowland and Woolverton met to discuss the Crescent May 12 Proposal. During the discussion, Messrs. Rowland and Woolverton requested an increase to the per share merger consideration offered in the Crescent May 12 Proposal, and Messrs. Goff, Rockecharlie, Rowland and Woolverton agreed to present to the Crescent Special Committee and the SilverBow Board, respectively, a potential increase in the merger consideration payable by Crescent to $38.00 per share of SilverBow Common Stock, which represented a significant premium to SilverBow’s then-current trading price, and an exchange ratio of 3.125 shares of Crescent Class A Common Stock for each share of SilverBow Common Stock. The parties also discussed SilverBow being able to appoint two designees to the board of the combined company and the adoption of the Management Agreement Amendment to implement a $9 million cap on the increase in the Management Fee as a result of the Potential Transaction. Messrs. Rowland and Woolverton indicated that they would present the revised proposal to the SilverBow Board, and Messrs. Goff and Rockecharlie indicated they would present the revised proposal to the Crescent Board and the Crescent Special Committee.
Later that day, the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities, Evercore and Gibson Dunn. Messrs. Rowland and Woolverton reported on the terms of Crescent’s revised proposal to the SilverBow Board. The parties discussed such terms and the SilverBow Board authorized Messrs. Rowland and Woolverton to deliver a counterproposal letter to Crescent, which confirmed the terms discussed earlier that day between the parties, and to proceed with the potential transaction on the terms set forth in the counterproposal. Mr. Woolverton then sent the counterproposal letter to Messrs. Goff and Rockecharlie.
That afternoon, representatives of Gibson Dunn distributed a revised draft of the Merger Agreement to representatives of Vinson & Elkins, which Vinson & Elkins shared with RLF, who shared with the Crescent Special Committee, and Crescent senior management. The revised draft of the Merger Agreement contemplated, among other things, the following items and key changes to the draft of the Merger Agreement received from Crescent on April 25, 2024: (a) inserting $38.00 as the amount of the cash election, subject to a $400 million cap less the cash paid as mixed consideration; (b) inserting an exchange ratio of 3.125 shares of Crescent Class A Common Stock for each share of SilverBow Common Stock; (c) revising the corporate governance covenants such that SilverBow would be entitled to designate two individuals to the board of the combined company at Closing that are reasonably acceptable to Crescent and that meet certain independence standards; (d) adding reciprocal representations and warranties and modifying the scope of the interim operating covenants; (e) revising the efforts standard pertaining to obtaining the approval of U.S. antitrust authorities such that Crescent would not be required to divest assets or accept any remedy that would limit its freedom of action with respect to, or its ability to retain, any businesses or assets of Crescent, SilverBow or any of their respective subsidiaries if such action would, individually or in the aggregate, reasonably be expected to have a material adverse effect on either of SilverBow or Crescent; (f) adding a requirement that Crescent use certain efforts to obtain the debt financing described in the debt commitment letter; (g) SilverBow’s acceptance of the inclusion of mutual no solicitation provisions; (h) the requirement that each of Crescent and SilverBow receive a tax opinion as a condition to each party’s obligation to consummate the Merger Agreement; (i) adding the ability of SilverBow to terminate the Merger Agreement to enter into a definitive agreement with respect to an unsolicited superior proposal, including that SilverBow would be required to pay a termination fee in such circumstance; (j) removing the ability to terminate the Merger Agreement if the other party materially breaches its no-shop obligations; (k) revising the amount of the termination fees such that (x) the termination fee payable by SilverBow in certain circumstances would be 2.5% of SilverBow’s implied equity value in the Potential Transaction (decreased from 4.25% that was proposed in the initial draft of the Merger Agreement distributed by Crescent on April 25, 2024) and (y) the termination fee payable by Crescent in certain circumstances would be two times the SilverBow termination fee; and (l) revising the amount of the proposed expense reimbursement to be 0.5% of SilverBow’s implied equity value in the Potential Transaction (decreased from 1.0% that was proposed in the initial draft of the Merger Agreement distributed by Crescent on April 25, 2024). In addition, the draft included a note that the Management Agreement Amendment would be entered into concurrently with the signing of the Merger Agreement and effective as of the Closing.
Representatives of Gibson Dunn also sent representatives of Vinson & Elkins (a) a draft of the form Crescent Support Agreement, which proposed that each of the Crescent Supporting Stockholders would enter into such agreement concurrently with the signing of the Merger Agreement and agree to vote the shares of Crescent capital stock held by them in favor of the Crescent Issuance Proposal and any other matter that is required to be approved by the stockholders of Crescent in order to effect the Mergers, and (b) a draft of SilverBow’s disclosure schedules to the Merger Agreement.
Shortly after receiving Gibson Dunn’s revised draft of the Merger Agreement, the Crescent Board held a meeting, which was attended by Crescent senior management and representatives of Vinson & Elkins, RLF,

Jefferies, Intrepid and Spotlight, and during which Messrs. Goff and Rockecharlie provided an overview of the earlier conversation among Messrs. Goff, Rockecharlie, Woolverton and Rowland regarding the Crescent May 12 Proposal, including that, during such conversation, Messrs. Goff, Rockecharlie, Woolverton and Rowland agreed to present to the Crescent Special Committee and the SilverBow Board, respectively, a price of $38.00 per share, which reflected an implied exchange ratio of 3.125 shares of Crescent Class A Common Stock for each share of SilverBow Common Stock, which was subject to the approval of the SilverBow Board and the Crescent Special Committee. Representatives from Vinson & Elkins communicated to the Crescent Board their preliminary view of the key issues from the draft of the Merger Agreement Gibson Dunn distributed prior to the meeting, including (a) SilverBow’s request for voting and support agreements from Crescent’s four largest stockholders; (b) substantially reciprocal representations and warranties to be provided by each of Crescent and SilverBow; (c) the inclusion of additional interim operating covenants restricting Crescent’s activities prior to the Closing; (d) proposed changes to the treatment of SilverBow performance-based equity awards and the creation of retention and transaction bonus pools; (e) enhanced protections with respect to antitrust matters, including the requirement to make divestitures in limited circumstances; (f) certain deal protection mechanisms, including SilverBow’s request for a right to terminate the Merger Agreement upon its receipt of a superior proposal; (g) SilverBow’s request that each of Crescent and SilverBow receive a tax opinion as a condition to each party’s obligation to consummate the Merger Agreement; (h) reduced termination fees payable by SilverBow in connection with a termination of the Merger Agreement; and (i) a reduction to the expense reimbursement amount payable in connection with a failure of SilverBow’s stockholders to approve the Merger Agreement following a recommendation of the SilverBow Board that SilverBow’s stockholders approve the Merger Agreement.
Following the meeting of the Crescent Board, the Crescent Special Committee held a meeting, which RLF and Intrepid attended, to discuss the Crescent May 12 Proposal and the subsequent conversation between Messrs. Goff, Rockecharlie, Woolverton and Rowland and to receive a presentation from Intrepid with respect to certain updates to its valuation materials. The Crescent Special Committee discussed the $38.00 per share price. The Crescent Special Committee further discussed SilverBow’s agreement to the governance matters in the Crescent May 12 Proposal and SilverBow’s acceptance that any increase in the Management Fee as a result of the Potential Transaction would be capped at $9 million. The Crescent Special Committee approved the contemplated terms with SilverBow and authorized Crescent’s senior management to communicate with SilverBow and to authorize finalization of definitive documents with respect to the Potential Transaction. The Crescent Special Committee also received a presentation from Intrepid with respect to the updates to Intrepid’s valuation materials.
Following the Crescent Special Committee meeting, Mr. Rockecharlie subsequently confirmed to Messrs. Woolverton and Rowland that Crescent would proceed with the Potential Transaction on the terms discussed by Messrs. Goff, Rockecharlie, Woolverton and Rowland on their call earlier in the day.
Beginning on May 13, 2024, Vinson & Elkins and Gibson Dunn regularly exchanged drafts of the Merger Agreement and other transaction documents. Vinson & Elkins, Gibson Dunn and Debevoise & Plimpton LLP, outside legal counsel to KKR, continued to exchange revised drafts of the Crescent Support Agreements throughout the day on May 14, 2024. Drafts of the transaction documents were reviewed by RLF and discussed with Vinson & Elkins.
On the morning of May 14, 2024, representatives of Vinson & Elkins provided a revised draft of the Merger Agreement to representatives of Gibson Dunn, which included the following items and key changes to the draft of the Merger Agreement received from Gibson Dunn on May 13, 2024: (a) accepting the corporate governance covenants whereby SilverBow would be entitled to designate two individuals to the board of the combined company at Closing that are reasonably acceptable to Crescent and that meet certain independence standards; (b) revising the efforts standard pertaining to obtaining the approval of U.S. antitrust authorities such that Crescent would not be required to divest assets or accept any remedy that would result in a material adverse effect on the business, financial condition or results of operations of Crescent, SilverBow and their respective subsidiaries, taken as a whole, and assuming a consolidated entity of the size and scale of a hypothetical company that is 100% of the size of SilverBow and its subsidiaries, taken as a whole; (c) adding the ability of Crescent to terminate the Merger Agreement to enter into a definitive agreement with respect to an unsolicited a superior proposal, including that Crescent would be required to pay a termination fee in such circumstance; (d) adding the ability to terminate the Merger Agreement if the other party materially breaches its no-shop obligations; (e) generally accepting the substantially reciprocal representations and warranties; (f) generally accepting the modified scope of the interim operating covenants applicable to Crescent, subject to the inclusion of additional exceptions in certain circumstances; (g) that Crescent would enter into the Management Agreement Amendment at or prior to Closing; (h) including additional covenants that would require SilverBow to cooperate with respect to any financing activities of Crescent; (i) rejecting the closing condition requiring each party to receive a tax opinion; (j) revising the amount of the termination fees such that the termination fee payable by either party in certain circumstances would be 3.75% of SilverBow’s implied equity value in the Potential Transaction (increased from 2.5% that was proposed in the draft of the Merger Agreement distributed by Gibson Dunn on May 13, 2024); and (k) revising the amount of the expense reimbursement to be 1.0% of SilverBow’s implied equity value in the Potential Transaction (increased from 0.5% that was proposed in the draft of the Merger Agreement distributed by Gibson Dunn on May 13, 2024). That same afternoon, representatives of Vinson & Elkins provided a further revised draft of the Merger Agreement to representatives of Gibson Dunn that provided for a limitation on Crescent’s obligation to make divestitures of assets in connection with obtaining antitrust approval if doing so would result in the conditions precedent set forth in the debt commitment papers to not be satisfied.
Later that day, representatives of Vinson & Elkins sent a revised draft of the form Crescent Support Agreement to representatives of Gibson Dunn, which included additional circumstances in which the agreement would be terminated, including, among others, if the SilverBow Board or the Crescent Board changed its recommendation prior to the receipt of the approval of Crescent stockholders.
In the evening on May 14, 2024, representatives of Gibson Dunn distributed a revised draft of the Merger Agreement to representatives of Vinson & Elkins and RLF, which included the following key changes to the draft of the Merger Agreement received from Vinson & Elkins earlier that day: (a) revising the efforts standard pertaining to obtaining the approval of U.S. antitrust authorities such that Crescent would not be required to divest assets or accept any remedy that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Crescent, SilverBow and their respective subsidiaries, taken as a whole, after the Closing, or that would result in the condition precedent to the funding of the debt financing fails to be satisfied; (b) removing the ability to terminate the Merger Agreement if the other party materially breaches its no-shop obligation; (c) SilverBow’s acceptance of the mutual “fiduciary out” provision applicable to SilverBow and Crescent, permitting either the SilverBow Board or the Crescent Board to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal; (d) SilverBow’s acceptance that Crescent would enter into the Management Agreement Amendment at or prior to Closing; (e) SilverBow’s re-insertion of the closing condition requiring each party to receive a tax opinion; (f) revising the amount of the termination fees such that (x) the termination fee payable by SilverBow in certain circumstances would be 3.0% of the SilverBow’s implied equity value in the Potential Transaction (decreased from 3.75% that was proposed in the draft of the Merger Agreement distributed by Vinson & Elkins on May 14, 2024) and (y) the termination fee payable by Crescent in certain circumstances would be two times the SilverBow termination fee and (g) revising the amount of the expense reimbursement to be 0.5% of SilverBow’s implied equity value in the Potential Transaction (decreased from 1.0% that was proposed in the draft of the Merger Agreement distributed by Vinson & Elkins on May 14, 2024).
In addition, representatives of Gibson Dunn sent representatives of Vinson & Elkins a draft of (a) the Management Agreement Amendment and (b) at Crescent’s request, an amendment to SilverBow’s rights agreement that extended its expiration date and exempted the Potential Transaction and the relevant parties.
Also on May 14, 2024, SilverBow entered into separate engagement letters with each of BofA Securities and Evercore, pursuant to which SilverBow formally engaged each such firm to serve as a financial advisor to SilverBow with respect to the Potential Transaction. The next day, representatives of BofA Securities and Evercore delivered updated disclosure letters to the SilverBow Board, which letters had been previously provided to the SilverBow Board.
Over the course of May 14, 2024 and May 15, 2024, the parties and their respective advisors negotiated final versions of the Crescent Support Agreements, the Management Agreement Amendment, the Rights Agreement Amendment and SilverBow’s disclosure schedules to the Merger Agreement.

On the morning of May 15, 2024, representatives of Vinson & Elkins distributed to representatives of Gibson Dunn a revised draft of the Merger Agreement, which included the following key changes to the draft of the Merger Agreement received from Gibson Dunn in the evening on May 14, 2024: (a) revising the efforts standard pertaining to obtaining the approval of U.S. antitrust authorities such that Crescent would not be required to divest assets or accept any remedy that would result in a material adverse effect on the business, financial condition or results of operations of Crescent, SilverBow and their respective subsidiaries, taken as a whole, and assuming a consolidated entity of the size and scale of a hypothetical company that is 100% of the size of SilverBow and its subsidiaries, taken as a whole; (b) rejecting the closing condition requiring each party to receive a tax opinion; (c) accepting the termination fee and expense reimbursement obligations and termination rights that were proposed in the draft of the Merger Agreement distributed by Gibson Dunn on May 14, 2024; and (d) that Crescent would enter into the Management Agreement Amendment concurrently with the execution of the Merger Agreement instead of at or prior to Closing. In addition, Vinson & Elkins sent Gibson Dunn a draft of Crescent’s disclosure schedules to the Merger Agreement, which were finalized throughout the course of the day.
On the afternoon of May 15, 2024, representatives of Gibson Dunn sent a proposed final version of the Merger Agreement to representatives of Vinson & Elkins and RLF, which provided for SilverBow’s acceptance of the efforts standard proposed by Crescent pertaining to obtaining the approval of U.S. antitrust authorities and that neither party would be required to receive a tax opinion as a condition to Closing.
After the draft of the Merger Agreement was sent to Vinson & Elkins, Messrs. Woolverton and Rockecharlie discussed certain matters with respect to Crescent’s interim operating covenants and the timing of announcement and finalization of definitive documents.
On the afternoon of May 15, 2024, the Crescent Board convened with members of Crescent senior management and representatives of Vinson & Elkins, RLF, Jefferies, Intrepid and Spotlight in attendance to consider the terms of the proposed final version of the Merger Agreement. In advance of the meeting and at the request of the Crescent Board, Jefferies disclosed to the Crescent Board that for the two-year period preceding the meeting, Jefferies had received no investment banking fees from SilverBow nor had SilverBow engaged Jefferies for investment banking services. At this meeting, representatives of Vinson & Elkins provided an overview of the key terms of the Merger Agreement.
Representatives of Jefferies then reviewed with the Crescent Board Jefferies’ financial analyses and rendered an oral opinion to the Crescent Board (which was subsequently confirmed in writing by delivery of Jefferies’ written opinion addressed to the Crescent Board dated the same date), to the effect that, based upon and subject to the various assumptions made, procedures following, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion as set forth therein, as of the date of such opinion, the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement was fair, from a financial point of view, to Crescent, as more fully described below in the section entitled “The Mergers—Opinion of Jefferies LLC, Crescent’s Financial Advisor”.
The Crescent Board meeting was then recessed so that the Crescent Special Committee could meet to consider the proposed final terms of the Merger Agreement. Representatives of RLF and Intrepid were present at the meeting. At the meeting, RLF discussed the terms of the Merger Agreement. Intrepid verbally rendered its opinion to the Crescent Special Committee (which was subsequently confirmed in writing by delivery of Intrepid’s written opinion addressed to the Crescent Special Committee dated the same date) to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of such opinion, the Merger Consideration was fair, from a financial point of view, to Crescent, as more fully described below in the section entitled “The Mergers—Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor”. The Crescent Special Committee then (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Management Agreement Amendment, are fair to, advisable and in the best interests of, Crescent and its stockholders, and (ii) recommended that the Crescent Board adopt resolutions approving the Merger Agreement and the transactions contemplated thereby, and that the Crescent Board recommend the same to the Crescent stockholders for approval.

Following the adjournment of the Crescent Special Committee meeting, the Crescent Board meeting was reconvened. Mr. Goff updated the Crescent Board on the Crescent Special Committee’s determinations and recommendation, following which the Crescent Board (a) approved, adopted and declared advisable the Merger Agreement and the consummation of the Mergers; (b) declared that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, Crescent and Crescent’s stockholders; (c) authorized and approved entry into the Merger Agreement and consummation of the Mergers; and (d) resolved to recommend that Crescent’s stockholders vote in favor of the proposals contemplated by the Merger Agreement. Additionally, as required by the Crescent Charter, the Series I Preferred Stockholder, pursuant to a written consent, authorized, approved and ratified the Merger Agreement and the transactions contemplated thereby, including the Crescent Stock Issuance and the debt financing, and approved the changes to the board of the combined company effective upon Closing as contemplated by the Merger Agreement.
Later that day, the SilverBow Board met with members of SilverBow senior management and representatives of BofA Securities, Evercore and Gibson Dunn to consider the proposed terms of the final version of the Merger Agreement, which was provided prior to the meeting. Mr. Woolverton reported on the resolution of the open matters that had been discussed at the May 11, 2024 meeting of the SilverBow Board. Mr. Woolverton then answered questions from SilverBow directors.
Representatives of BofA Securities then reviewed with the SilverBow Board their financial analysis and rendered to the SilverBow Board BofA Securities’ oral opinion, subsequently confirmed by delivery of a written opinion dated May 15, 2024, that, as of May 15, 2024, and based on and subject to the factors and assumptions set forth in the written opinion, the Stock Election Consideration Exchange Ratio provided for in the Mergers was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares), as more fully described below in the section entitled “The Mergers—Opinion of BofA Securities, Inc., SilverBow’s Financial Advisor”. Representatives of Evercore presented their financial analysis and rendered to the SilverBow Board Evercore’s oral opinion, subsequently confirmed by delivery of a written opinion dated May 15, 2024, that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Stock Election Consideration Exchange Ratio was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares), as more fully described below in the section entitled “The Mergers—Opinion of Evercore Group L.L.C., SilverBow’s Financial Advisor”.
Representatives of Gibson Dunn then reviewed with the SilverBow Board its fiduciary duties in connection with the Potential Transaction and provided a summary of the terms of the Merger Agreement and the Crescent governance structure. Following discussion of the Potential Transaction by the SilverBow Board, the SilverBow Board unanimously (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, were fair to and in the best interests of SilverBow and its stockholders; (b) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, in accordance with the requirements of Delaware law; and (c) resolved, subject to the provisions of the Merger Agreement, to recommend adoption of the Merger Agreement by the SilverBow stockholders.
On the evening of May 15, 2024, Vinson & Elkins and Gibson Dunn finalized various other ancillary transaction documents, including the disclosure schedules that correspond with the Merger Agreement, the Second Amendment to the Rights Agreement, the Management Agreement Amendment and the Crescent Support Agreements to be entered into contemporaneously with the execution of the Merger Agreement.
Shortly following the conclusion of the Crescent Board meeting and the SilverBow Board meeting, the respective parties executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, each of the Crescent Supporting Stockholders executed their respective Crescent Support Agreements, and the Management Agreement Amendment, Commitment Letter and Rights Agreement Amendment were executed.
Prior to the opening of the U.S. stock markets on May 16, 2024, Crescent and SilverBow issued a joint press release announcing the Mergers and held a joint investor call to discuss the transaction. That same day, each of Crescent and SilverBow filed a Current Report on Form 8-K with the SEC announcing the Mergers.

On May 24, 2024, SilverBow received a letter from Company A and its private equity sponsor (collectively, the “Company A Parties”) expressing their interest in a potential acquisition of SilverBow for cash and requesting that SilverBow waive certain provisions of the confidentiality agreement between SilverBow and Company A that prohibit the Company A Parties from sharing with Company A’s financing sources confidential information provided by SilverBow (the “Company A Confidentiality Agreement”). On May 25, 2024, in accordance with the Merger Agreement, Gibson Dunn, on behalf of SilverBow, delivered the letter to representatives of Crescent and Vinson & Elkins. On May 28, 2024, in accordance with the Merger Agreement, SilverBow responded to the Company A Parties informing them that SilverBow was not permitted to grant the requested relief and reminding the Company A Parties that they continued to be subject to their respective obligations under the confidentiality agreement.
On June 5, 2024, SilverBow received a letter from the Company A Parties (the “Company A Letter”) proposing an acquisition by the Company A Parties of all outstanding shares of SilverBow Common Stock for $39.00 per share in cash through a tender offer to SilverBow stockholders followed by a short-form merger under applicable Delaware law, which would require acceptance of the tender offer by holders of at least a majority of outstanding shares of SilverBow Common Stock.
Later on June 5, 2024, in accordance with the Merger Agreement, Gibson Dunn, on behalf of SilverBow, delivered the Company A Letter to representatives of Crescent and Vinson & Elkins.
In the days that followed, representatives of BofA Securities and Evercore delivered updated relationship disclosure letters to the SilverBow Board.
On June 10, 2024, the SilverBow Board met with management and representatives of Gibson Dunn, Evercore and BofA Securities to discuss the Company A Letter. During such meeting, representatives of Gibson Dunn reviewed with the SilverBow Board its fiduciary duties and SilverBow’s obligations under the Merger Agreement. In addition, the SilverBow Board discussed with its financial advisors the financial analyses presented during the May 15, 2024 board meeting in the context of the Company A Letter, as well as recent trading of SilverBow and Crescent, noting that (i) Crescent’s trading price as of market close on June 10, 2024 implied a value for the Stock Election Consideration to be paid to SilverBow stockholders under the Merger Agreement of $38.69 per share and (ii) that the Company A Parties’ proposal for consideration of $39.00 per share represented a premium above SilverBow’s June 10th closing price of $38.44 of only approximately 1.5%.
The SilverBow Board further discussed the deficiencies and incompleteness of the Company A Letter, noting the letter did not provide sufficient information to enable the SilverBow Board to fully evaluate the proposal contained therein. Among other deficiencies, the Company A Letter failed to contain (a) any evidence of committed financing for the proposed transaction, (b) a proposed form of merger agreement (including full specific performance rights of SilverBow against the Company A Parties and absence of a financing contingency), or (c) any commitment on behalf of the Company A Parties to fund the $30.5 million termination fee that would be payable by SilverBow to Crescent in the event the Merger Agreement was terminated by SilverBow in order to enter into a definitive agreement with the Company A Parties. The SilverBow Board further noted that, despite the fact that Company A had signed a confidentiality agreement with SilverBow and had been provided access to SilverBow’s dataroom at the same time as Crescent, which was approximately five weeks before the Merger Agreement was executed, the Company A Letter indicated that any proposal by the Company A Parties remained subject to satisfactory completion of due diligence, including a three-week due diligence period. The SilverBow Board and its advisors also discussed the terms of the Merger Agreement, noting the lack of financing conditionality and full specific performance rights without a reverse termination fee payable in the event Crescent failed to obtain financing. The SilverBow Board discussed with representatives of Gibson Dunn certain timing and deal risk considerations with respect to the proposed tender offer described in the Company A Letter, including negotiation and preparation thereof, as compared to the pending transaction with Crescent, which was expected to close by the end of the third quarter of 2024. After further discussion, the SilverBow Board determined that there were significant issues and deficiencies with the Company A Letter and the proposal therein and that it was not actionable. The SilverBow Board did not make a determination as to whether the proposal from Company A was, or would reasonably be expected to lead to, a SilverBow Superior Proposal (as defined below). The SilverBow Board determined to seek more information from the Company A Parties regarding the proposal and authorized Gibson

Dunn to seek a waiver and consent from Crescent under the Merger Agreement to allow SilverBow to request that the Company A Parties provide certain information that had not been provided in the Company A Letter. The SilverBow Board discussed with representatives of Gibson Dunn and SilverBow senior management the ongoing efforts to close the pending Mergers with Crescent, noting SilverBow continued to expect to file the registration statement on Form S-4 in the near term and complete the Closing by the end of the third quarter of 2024.
Later on June 10, 2024, representatives of Gibson Dunn contacted representatives of Vinson & Elkins to discuss the potential waiver under the Merger Agreement and delivered to Vinson & Elkins a draft of the waiver request and proposed response letter to the Company A Letter.
On June 11, 2024, following discussions with Crescent management and its advisors, Vinson & Elkins informed Gibson Dunn that Crescent may be open to the requested waiver, but would first want to discuss the request with the Crescent Board.
On June 12, 2024, the Crescent Board met with management, representatives of its financial advisors and representatives of Vinson & Elkins, during which, among other things, the requested waiver was discussed. Following such discussion, the Crescent Board authorized management to grant the proposed waiver.
On June 12, 2024, Crescent delivered to SilverBow a waiver and consent under the Merger Agreement (the “Waiver Letter”), which allowed SilverBow to (a) waive restrictions contained in the Company A Confidentiality Agreement to allow the Company A Parties to share confidential information with third-party debt financing sources identified by the Company A Parties to SilverBow in writing and approved by SilverBow in writing (so long as such identification is delivered to Crescent in advance of such approval) and (b) deliver the SilverBow June 12 Letter referred to below to the Company A Parties.
. Also on June 12, 2024, SilverBow delivered to the Company A Parties a letter (the “SilverBow June 12 Letter”) describing the issues with the Company A Letter and the proposal therein, including (a) the estimated three-week due diligence period and the absence of a specific list of information required to complete diligence, (b) the failure to deliver (i) an executable merger agreement (with full specific performance rights in favor of SilverBow and a commitment from the Company A Parties to pay any required termination fees to Crescent) and (ii) evidence of committed financing for the transaction in full and (c) the proposed per share merger consideration of $39.00 in cash, and requested that the Company A Parties provide further information with respect to such issues. The letter requested that such information be provided in writing by close of business on June 21, 2024. The letter also consented, under the terms of the confidentiality agreement between Company A and SilverBow, to the Company A Parties’ sharing information subject to such agreement with potential debt financing sources, provided SilverBow consented in advance to each financing source.
On June 13, 2024, Crescent filed the Form S-4 with the SEC. Later on June 13, 2024, SilverBow received a response letter from the Company A Parties (the “Company A June 13 Letter”), which letter (a) requested that SilverBow waive the restrictions contained in the Company A Confidentiality Agreement to allow the Company A Parties to share confidential information with 16 potential debt financing sources and six potential equity financing sources, (b) stated that the Company A Parties intended to submit an initial draft of the transaction agreement during the week of June 17, 2024, which would be on substantially similar terms as the Merger Agreement, including a right of SilverBow to specifically enforce the terms of the transaction agreement against the Company A Parties, (c) expressed a commitment from the Company A Parties to pay any required termination fees to Crescent in connection with entering into a transaction agreement with the Company A Parties, (d) provided a list of confirmatory due diligence requests and (e) noted that while the Company A Parties have significant capital to deploy from its affiliated funds, they did not expect to have fully committed financing by June 21, 2024. The letter did not provide an update on economic terms.
Later on June 13, 2024, in accordance with the Merger Agreement, Gibson Dunn, on behalf of SilverBow, delivered the Company A June 13 Letter to representatives of Crescent and Vinson & Elkins.
On June 16, 2024, following the requirements set forth in the Waiver Letter, SilverBow delivered a letter to the Company A Parties that consented to their sharing information with all 16 debt financing sources set forth in the Company A June 13 Letter. The letter also acknowledged that the Company A Parties may need an extended timeline to respond to SilverBow’s information request in the SilverBow June 12 Letter, specifically with respect to both seeking and to securing evidence of committed financing for a potential transaction in full.
On June 19, 2024, SilverBow received a response letter from the Company A Parties (the “Company A June 19 Letter”) that requested that SilverBow waive the restrictions in the confidentiality agreement between SilverBow and the Company A Parties to permit the Company A Parties to share information with 11 potential equity financing sources, of which six potential equity financing sources were previously identified in the Company A June 13 Letter. The letter did not provide an update on economic terms.
Following receipt of the Company A June 19 Letter, SilverBow consulted with its legal counsel to confirm that the terms of the Waiver Letter did not allow for sharing confidential information with equity financing sources and that the SilverBow Board had not determined that the Company A Parties had submitted a SilverBow Acquisition Proposal that was, or would reasonably be expected to lead to, a Company Superior Proposal, and that until such a proposal was received and such a determination was made, SilverBow was unable to enter into an Acceptable Confidentiality Agreement under the terms of the Merger Agreement or permit SilverBow to consent to the Company A Parties’ sharing confidential information with equity financing sources without Crescent’s consent.
Recommendation of the Crescent Board and the Crescent Special Committee and Reasons for the Mergers
At a meeting held on May 15, 2024, the Crescent Board, following the approval and favorable recommendation of the Merger Agreement and the transactions contemplated thereby by the Crescent Special Committee, unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Crescent Stock Issuance, were fair to, advisable to and in the best interests of, Crescent and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Crescent Stock Issuance, and directed that the Crescent Issuance Proposal be submitted to Crescent stockholders for approval and resolved to recommend that Crescent stockholders approve the Crescent Stock Issuance at a duly held meeting of Crescent stockholders for such purpose. The Crescent Board unanimously recommends that Crescent stockholders vote “FOR” the Crescent Issuance Proposal and “FOR” the Crescent Adjournment Proposal.
Prior to making its recommendation, the Crescent Board established the Crescent Special Committee, which, among other things, reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, and, by unanimous vote, (i) determined that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment are fair to, advisable and in the best interests of Crescent and its stockholders, and (ii) recommended that the Crescent Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Crescent Stock Issuance and the Management Agreement Amendment.
In deciding to approve the Merger Agreement and to recommend that Crescent stockholders approve the Crescent Issuance Proposal, the Crescent Board consulted with Crescent’s management and financial and legal advisors, including Jefferies and Vinson & Elkins. Similarly, the Crescent Special Committee consulted with Crescent’s management and its own independent financial and legal advisors, including Intrepid and RLF. Each of the Crescent Board and the Crescent Special Committee considered several factors in making its determinations and recommendations.
The Crescent Board considered a number of factors when evaluating the Mergers, many of which support the Crescent Board’s determination that the Mergers and the other related transactions contemplated by the Merger Agreement were in the best interests of, and were advisable to, Crescent and its stockholders. The Crescent Board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:
•the recommendation received from the Crescent Special Committee consisting solely of independent directors of the Crescent Board, including the fact that the Crescent Special Committee retained its own independent legal and financial advisors;

•the belief that the Mergers will be accretive on key financial metrics beginning in 2025, including levered free cash flow per share, cash flow from operations per share and net asset value per share;
•the belief that the combined company will benefit from increased cash flows, further strengthening Crescent’s capital allocation framework by creating a more robust free cash flow profile, permitting the combined company to return capital to its stockholders and reduce debt;
•the belief that the Mergers will result in annual cost savings of between $65 and $100 million through operational efficiencies and reductions in general and administrative and lease operating expenses, with an expected present value between $235 and $300 million over a five-year period;
•the belief that the combined company will be one of the leading Eagle Ford Basin independent exploration and production companies with a premium asset base of approximately 604,000 net acres across the Eagle Ford Basin and the Uinta Basin and a production base of approximately 250,000 barrels of oil equivalent per day, and create a premier, scaled enterprise with a high quality portfolio of oil and gas assets;
•the belief that the increased scale of the combined company should permit it to compete more effectively and facilitate future development projects, exploration and acquisitions through increased cash flow, lower cost of capital and more efficient capital expenditures;
•that the Mergers will add approximately 1,000 undeveloped locations, which would meaningfully increase Crescent’s existing inventory by over 83% and support over ten years of development by the combined company;
•the belief that the addition of SilverBow’s complementary acreage positions to Crescent’s existing assets will allow for more efficient development of inventory compared to Crescent and SilverBow on a standalone basis;
•the belief that the combination of SilverBow’s and Crescent’s assets will create a pro forma entity that has one of the lowest production decline rates in its peer group;
•the commitment by Crescent’s existing lender under its revolving credit facility of a $700.0 million increase, which will provide sufficient liquidity to consummate the Mergers and pay the Merger Consideration to SilverBow’s stockholders;
•the belief that the increased scale of the combined company is expected to improve its credit profile which leads to lower cost of capital for the combined company;
•the belief that the combined company is expected to create an industry-leading mid-cap exploration and production company primed for sustainable value creation with a demonstrated track record for prudent growth through returns-driven investing and accretive acquisitions;
•that both Crescent and SilverBow have demonstrated leading environmental, social and governance practices, and the expectation that the combined company will continue to aggressively pursue improvements and promote a culture that prioritizes sustainable operations;
•that the Crescent management team has a demonstrated history of successful integrations of merger and acquisition transactions;
•that Crescent will continue to be led by the current experienced Crescent management team and that the addition of two directors selected by SilverBow to the Crescent Board in connection with the Mergers will add valuable expertise and experience and in-depth familiarity with SilverBow’s assets and operations to the Crescent Board, which will enhance the likelihood of attaining the strategic benefits that Crescent expects to derive from the Mergers;

•the terms of the Merger Agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the Mergers and the ability of Crescent to terminate the Merger Agreement under certain circumstances;
•the belief that the restrictions imposed on Crescent’s business and operations during the pendency of the Mergers are reasonable and not unduly burdensome;
•that each of the Exchange Ratios is fixed and will not fluctuate in the event that the market price of SilverBow Common Stock increases relative to the market price of Crescent Class A Common Stock between the date of the Merger Agreement and the Closing;
•the likelihood of consummation of the Mergers and the Crescent Board’s evaluation of the likely time frame necessary to close the Mergers;
•that Crescent stockholders will have the opportunity to vote on the Crescent Issuance Proposal, which is a condition precedent to the Mergers;
•the Crescent Board’s knowledge of, and discussions with Crescent’s management and its advisors regarding, Crescent’s and SilverBow’s business operations, financial conditions, results of operations and prospects, taking into account Crescent’s due diligence investigation of SilverBow;
•Jefferies’ oral opinion rendered to the Crescent Board on May 15, 2024 and subsequently confirmed by delivery of its written opinion dated the same date, to the effect that, as of the date thereof and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Jefferies as set forth in its opinion, the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement was fair, from a financial point of view, to Crescent. The full text of the written opinion of Jefferies to the Crescent Board, dated as of May 15, 2024, is attached as Annex D to this joint proxy statement/prospectus. For more information, see “The Mergers—Opinion of Jefferies LLC, Crescent’s Financial Advisor”; and
•Intrepid’s oral opinion rendered to the Crescent Special Committee on May 15, 2024 and subsequently confirmed by delivery of its written opinion dated the same date, to the effect that, as of the date thereof and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken as set forth in such written opinion, the Merger Consideration was fair, from a financial point of view, to Crescent, such opinion specifically taking into account the Management Agreement. The full text of the written opinion of Intrepid to the Crescent Special Committee, dated as of May 15, 2024, is attached as Annex E to this joint proxy statement/prospectus. For more information, see “The Mergers—Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor”.
The Crescent Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the related transactions contemplated thereby. These factors included:
•the possibility that the Mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Crescent or SilverBow, including the failure to obtain stockholder approval of the Crescent Issuance Proposal or the SilverBow Merger Proposal;
•that each of the Exchange Ratios provides for a fixed number of shares of Crescent Class A Common Stock, and, as such, Crescent stockholders cannot be certain at the time of the Crescent Special Meeting of the market value of the Merger Consideration to be paid, and the possibility that Crescent stockholders could be adversely affected in the event that the market price of Crescent Class A Common Stock increases relative to the market price of SilverBow Common Stock between the date of the Merger Agreement and the Closing;
•that there are significant risks inherent in integrating the operations of SilverBow into Crescent, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;
•that the Merger Agreement provides that, in certain circumstances, Crescent could be required to pay a termination fee of $61.0 million to SilverBow or an expense reimbursement fee of $5.1 million;
•that the Mergers might not be completed as a result of a failure to satisfy the conditions contained in the Merger Agreement, including failure to receive necessary regulatory approvals;
•that SilverBow’s obligation to close the Mergers is conditioned on the approval of the holders of a majority of outstanding shares of SilverBow Common Stock with respect to the SilverBow Merger Proposal;
•SilverBow’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal, provided that SilverBow contemporaneously with such termination pays to Crescent a termination fee of $30.5 million;
•that the restrictions on the conduct of Crescent’s business prior to the consummation of the Mergers, although believed to be reasonable and not unduly burdensome, may delay or prevent Crescent from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Crescent pending the consummation of the Mergers;
•that the Merger Agreement restricts Crescent’s ability to entertain other acquisition proposals or for the Crescent Board to change its recommendation unless certain conditions are satisfied;
•the substantial costs to be incurred in connection with the Mergers, including the costs of integrating the businesses of Crescent and SilverBow and the other transaction costs to be incurred in connection with the Mergers;
•that certain Crescent affiliates, including the Manager, the Series I Preferred Stockholder and certain directors and executive officers of Crescent, may have interests in the Mergers that are different from, or in addition to, the interests of Crescent stockholders generally, including, among others, the increase in the Management Fee payable to the Manager (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit and the increase in target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance, as described in the section titled “The Mergers—Interests of Crescent Affiliates in the Mergers”;
•that certain SilverBow directors and executive officers may have interests in the Mergers that are different from, or in addition to, the interests of SilverBow stockholders generally, including, among others, the treatment in the Mergers of outstanding SilverBow incentive awards, potential severance payments and benefits upon a SilverBow executive officer’s qualifying termination of employment following the Closing, rights to ongoing indemnification and insurance coverage and designation rights described in the section titled “The Mergers—Interests of the SilverBow Directors and Executive Officers in the Mergers”;
•the possibility that the $5.1 million expense reimbursement fee that SilverBow would be required to pay under the Merger Agreement upon termination of the Merger Agreement under certain circumstances would be insufficient to compensate Crescent for its costs incurred in connection with the Merger Agreement;
•the possibility of losing key employees and skilled workers as a result of the expected consolidation of Crescent’s and SilverBow’s personnel when the Mergers are completed; and
•other risks of the type and nature described in the section titled “Risk Factors”.
This discussion of the information and factors considered by the Crescent Board in reaching its conclusion and recommendations includes certain of the material factors considered by the Crescent Board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Crescent Board in evaluating the Merger Agreement and the related transactions contemplated thereby, and the complexity of these matters, the Crescent Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Crescent Board may have given different weight to different factors. The Crescent Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement and the issuance of Crescent Class A Common Stock pursuant to the Merger Agreement.
It should be noted that this explanation of the reasoning of the Crescent Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of Jefferies LLC, Crescent’s Financial Advisor
Pursuant to an engagement letter dated as of April 17, 2024, Crescent retained Jefferies to act as its lead financial advisor in connection with one or more possible acquisitions by Crescent of identified potential target companies, including SilverBow or other business transactions involving such targets. At a meeting of the Crescent Board on May 15, 2024, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated as of the same date, to the Crescent Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement was fair, from a financial point of view, to Crescent.
The full text of the written opinion of Jefferies, dated as of May 15, 2024, is attached hereto as Annex D. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Jefferies’ opinion was directed to the Crescent Board and addresses only the fairness to Crescent, from a financial point of view, of the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement, as of the date of the opinion. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion, a copy of which is attached as Annex D to this proxy statement.
In arriving at its opinion, Jefferies, among other things:
•reviewed a draft dated May 15, 2024 of the Merger Agreement;
•reviewed certain publicly available financial and other information about each of Crescent and SilverBow;
•reviewed certain information furnished to Jefferies by Crescent management, relating to the business, operations and prospects of Crescent, including financial forecasts approved for our use by Crescent management (the “Crescent Forecasts”);
•reviewed certain information furnished to Jefferies by Crescent management, relating to the business, operations and prospects of SilverBow, including financial forecasts prepared by management of SilverBow (the “SilverBow Forecasts”);
•reviewed financial forecasts for SilverBow prepared by Crescent management and incorporating certain adjustments made by Crescent management to the SilverBow Forecasts, which forecasts were approved for Jefferies’ use by Crescent management (the “Adjusted SilverBow Forecasts”);
•held discussions with members of senior management of Crescent concerning the matters described in the second, third, fourth and fifth bullet points above;
•reviewed the implied trading multiples of certain publicly traded companies that Jefferies deemed relevant in evaluating Crescent and SilverBow; and

•conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.
In Jefferies’ review and analysis and in rendering its opinion, with the Crescent Board’s permission, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by or on behalf of Crescent or that was publicly available to Jefferies (including, without limitation, the information described above) or that was or otherwise reviewed by Jefferies. Jefferies relied on assurances of Crescent management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Crescent or SilverBow, nor was Jefferies furnished with any such evaluations or appraisals, nor did Jefferies assume any responsibility to obtain any such evaluations or appraisals.
With respect to the financial forecasts provided to Jefferies and, at the Crescent Board’s direction, reviewed by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. With respect to each of the Crescent Forecasts and the Adjusted SilverBow Forecasts, in each case, prepared by Crescent management and provided to Jefferies by Crescent, the Crescent Board informed Jefferies, and Jefferies assumed with the Crescent Board’s consent, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the Crescent management as to the future financial performance of Crescent and SilverBow, as the case may be. At the direction of Crescent’s management, Jefferies used and relied upon the Crescent Forecasts and the Adjusted SilverBow Forecasts in its review and analysis and in rendering its opinion. Jefferies expressed no opinion as to such financial forecasts or the assumptions on which they were made, and Jefferies assumed that the Crescent Forecasts and the Adjusted SilverBow Forecasts will be realized in the amounts and the time projected.
Jefferies opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.
Jefferies made no independent investigation of, and expressed no view or opinion as to, any legal or accounting matters affecting Crescent or SilverBow, and Jefferies assumed the correctness in all respects material to its analysis of all legal, accounting and tax advice given to Crescent, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Crescent. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Jefferies in all respects material to Jefferies’ opinion. Jefferies also assumed that the Mergers would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. Jefferies assumed that in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Crescent, SilverBow or the contemplated benefits of the Mergers, in any respect material to Jefferies’ opinion. Jefferies expressed no opinion as to the price at which shares of Crescent Class A Common Stock or SilverBow Common Stock would trade at any future time.
Jefferies’ opinion was for the use and benefit of the Crescent Board in its consideration of the transactions contemplated by the Merger Agreement, and its opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to Crescent, nor did it address the underlying business decision by Crescent to engage in the transactions contemplated by the Merger Agreement. Jefferies’ opinion only addressed the fairness from a financial point of view to Crescent, as of the date hereof, of the Merger Consideration to be paid by Crescent in the transactions contemplated by the Merger Agreement and did not address any other term or aspect of the Merger Agreement, including the allocation of the Merger Consideration. Jefferies’ opinion did not constitute a recommendation as to how any holder of shares of Crescent Class A Common Stock or shares of SilverBow Common Stock should vote or act with respect to any matter related to the Mergers.

In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Crescent. Jefferies’ opinion was authorized by the fairness opinion committee of Jefferies.
In connection with rendering its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the actual value of either Crescent or SilverBow, as the case may be. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.
In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the parties’ and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Crescent Class A Common Stock do not purport to be appraisals or to reflect the prices at which Crescent Class A Common Stock may actually be sold or acquired. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the Merger Consideration to be paid by Crescent pursuant to the Merger Agreement, and were provided to the Crescent Board in connection with the delivery of Jefferies’ opinion.
The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that was presented to the Crescent Board on May 15, 2024. The financial analyses summarized below include information presented in tabular format. In order to understand fully Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The following summary does not purport to be a complete description of the financial analyses performed by Jefferies and factors considered in connection with Jefferies’ opinion. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 14, 2024, and is not necessarily indicative of current or future market conditions.
SilverBow’s Standalone Financial Analyses
Discounted Cash Flow Analysis
Using the Adjusted SilverBow Forecasts for SilverBow, Jefferies performed a discounted cash flow analysis of SilverBow on a stand-alone basis. For purposes of this analysis, Jefferies assumed First Call WTI Pricing for oil prices reflecting the Wall Street research consensus average as of May 7, 2024 (which had a one year average of $77.51/Bbl, a three-year average of $74.00/Bbl and a five-year average of $71.95/Bbl) and First Call Henry Hub Pricing for natural gas reflecting the Wall Street research consensus average as of May 7, 2024 (which had a one year average of $2.97/MMBtu, three-year average of $3.39/MMBtu and five-year average of $3.50 MMBtu) (collectively, “First Call Pricing”). Jefferies calculated the unlevered free cash flows of SilverBow for the period commencing on April 1, 2024 through December 31, 2028, which it calculated as estimated earnings before interest, tax, depreciation and amortization (“EBITDA”), less capital expenditures and cash taxes. Jefferies then calculated the terminal value of SilverBow by applying a range of multiples of EBITDA in the terminal year of 2.75x to 4.25x, which range was selected by Jefferies in its professional judgment, to estimated terminal year EBITDA in 2028 for SilverBow, based on the Adjusted SilverBow Forecasts. The present values as of April 1, 2024 of the unlevered free cash flows and the terminal value of SilverBow were then calculated using discount rates ranging from 10.7% to 11.7%, which rates were based on the estimated weighted average cost of capital for SilverBow. As inputs to the weighted average cost of capital, Jefferies took into account, among other things, the risk-free rate, market risk premium, beta, the cost of debt, debt to total capitalization, the effective tax rate, and applying Jefferies’ professional judgment and experience, a sensitivity adjustment around the estimated cost of capital. Jefferies determined ranges of implied enterprise values for SilverBow by adding the range of present values as of April 1, 2024 it derived above for SilverBow’s unlevered free cash flows and terminal values. Jefferies then subtracted from the range of illustrative enterprise values it derived for SilverBow the estimated total net debt of SilverBow as of March 31, 2024 in the aggregate amount of $1,170 million, as estimated and provided for Jefferies’ use by Crescent management, which includes an estimated deferred payment of $75 million related to the Chesapeake Transaction, which estimate was provided by Crescent management to Jefferies. Based on SilverBow’s fully diluted share count of 26.777 million shares as provided to Jefferies by Crescent management, this analysis indicated a range of implied equity values per share of $41.91 to $65.63, compared to the implied offer price of $38.58 per share of SilverBow, as represented by the Merger Consideration if no holders of SilverBow Common Stock elect to receive Cash Election Consideration in the Mergers and $38.35 per share of SilverBow if the maximum amount of Cash Election Consideration is paid to holders of SilverBow Common Stock in the Mergers.
Net Asset Value Analysis
Jefferies performed a net asset value analysis of SilverBow. Jefferies calculated indications of the present value of the unlevered, asset-level free cash flows that SilverBow could be expected to generate from existing proved developed reserves, development plans for proved undeveloped reserves, development plans for uncompleted developed reserves and development of additional undeveloped reserves using the Adjusted SilverBow Forecasts and First Call Pricing. Jefferies calculated indications of net present values as of April 1, 2024 of the asset-level free cash flows for SilverBow using discount rates ranging from 10.7% to 11.7%, which rates were based on the estimated weighted average cost of capital of SilverBow. Jefferies then calculated a range of implied enterprise values for SilverBow by (i) subtracting the present value as of April 1, 2024 of general and administrative expenses and cash taxes payable by SilverBow, in each case using estimates provided by Crescent management, from the indications of the present value of the asset-level free cash flows calculated by Jefferies, (ii) adjusting for the present value as of April 1, 2024 of mark-to-market commodity hedges, and (iii) applying discount rates ranging from 10.7% to 11.7%, which reflects an estimate of SilverBow’s weighted average cost of capital. As inputs to the weighted average cost of capital, Jefferies took into account, among other things, the risk-free rate, market risk premium, beta, the cost of debt, debt to total capitalization, the effective tax rate, and applying Jefferies’ professional judgment and experience, a sensitivity adjustment around the estimated cost of capital. Jefferies then subtracted from the range of enterprise values it derived for SilverBow the estimated total net debt of SilverBow as of March 31, 2024 in the aggregate amount of $1,170 million, as estimated and provided for Jefferies’ use by Crescent management, which includes an estimated deferred payment of $75 million related to the Chesapeake Transaction, which estimate was provided by Crescent management to Jefferies. Based on SilverBow’s fully diluted share count of 26.777 million shares as provided to Jefferies by Crescent management, this analysis indicated a range of implied equity values per share of $45.45 to $49.63, compared to the implied offer price of $38.58 per share of SilverBow, as represented by the Merger Consideration if no holders of SilverBow Common Stock elect to receive Cash Election Consideration in the Mergers and $38.35 per share of SilverBow if the maximum amount of Cash Election Consideration is paid to holders of SilverBow Common Stock in the Mergers.
Jefferies also performed a net asset value analysis of SilverBow using a discount rate based on industry requisite return levels of 10% to 14% (PV-10 to PV-14). This analysis implied a range of implied equity values per share for SilverBow from $37.13 to $52.81, compared to the implied offer price of $38.58 per share of SilverBow, as represented by the Merger Consideration if no holders of SilverBow Common Stock elect to receive Cash Election Consideration in the Mergers and $38.35 per share of SilverBow if the maximum amount of Cash Election Consideration is paid to holders of SilverBow Common Stock in the Mergers.
Comparable Public Company Analysis
With respect to SilverBow, Jefferies reviewed publicly available financial and stock market information of the following six publicly traded natural gas and oil exploration and production companies that Jefferies in its professional judgment considered generally relevant to SilverBow for purposes of its financial analyses, based on size, asset profile and financial characteristics (which are referred to as the “SilverBow Selected Companies”), and compared such information with similar financial data of SilverBow prepared and provided by Crescent management to Jefferies:
•Baytex Energy Corporation
•Civitas Resources, Inc.
•Magnolia Oil & Gas Corporation
•Murphy Oil Corporation
•SM Energy Company
•Vital Energy, Inc.
In its analysis, Jefferies derived multiples for the SilverBow Selected Companies from the following metrics:
•the estimated total enterprise value divided by EBITDA for calendar year 2024 (“TEV/2024E EBITDA”),
•the estimated levered free cash flow yield for calendar year 2024 (calculated as EBITDA, less interest, cash taxes, and capital expenditures divided by equity value) (“2024E LFCF Yield”), and
•the estimated total enterprise value divided by EBITDA for calendar year 2025 (“TEV/2025E EBITDA”), and
•the estimated levered free cash flow yield for calendar year 2025 (“2025E LFCF Yield”).
Estimated EBITDA and estimated levered free cash flow yield for the SilverBow Selected Companies was based on market data as of May 14, 2024 and utilized First Call Pricing. This analysis indicated the following:
SilverBow Selected Companies

	Selected Multiples
Benchmark	Low	Avg.	High
TEV/2024E EBITDA	2.75x	3.50x	4.25x
2024E LFCF Yield	25.0%	17.5%	10.0%
TEV/2025E EBITDA	2.50x	3.13x	3.75x
2025E LFCF Yield	30.0%	21.3%	12.5%
Using the reference ranges for the benchmarks set forth below, which ranges were selected based on the low, average, and high multiples of the SilverBow Selected Companies, and using metrics calculated by Jefferies based on the Adjusted SilverBow Forecasts, SilverBow’s fully diluted share count of 26.777 million shares as provided to Jefferies by Crescent management and estimated total net debt of SilverBow as of March 31, 2024 in the aggregate amount of $1,170 million, as estimated and provided for Jefferies’ use by Crescent management, which includes an estimated deferred payment of $75 million related to the Chesapeake Transaction, which estimate was provided by Crescent management to Jefferies, Jefferies determined the ranges of implied per unit equity value ranges, compared to the implied offer price of $38.58 per share of SilverBow, as represented by the Merger Consideration if no holders of SilverBow Common Stock elect to receive Cash Election Consideration in the Mergers and $38.35 per

share of SilverBow if the maximum amount of Cash Election Consideration is paid to holders of SilverBow Common Stock in the Mergers.

		Implied Equity Value Per Share
Benchmark	Metric	Low	Avg.	High
TEV/2024E EBITDA	$802	$38.67	$61.12	$83.58
2024E LFCF Yield	$221	$32.97	$47.09	$82.41
TEV/2025E EBITDA	$872	$37.75	$58.11	$78.47
2025E LFCF Yield	$365	$45.39	$64.07	$108.93
Precedent Transaction Analysis
Using publicly available information, Jefferies reviewed financial data to the extent available relating to four selected merger transactions announced since January 2023 involving public company targets engaged in oil and gas operations with a transaction value between $1 billion and $5 billion and consideration comprised of a combination of stock and cash or all stock that Jefferies in its professional judgment considered generally relevant for purposes of its financial analyses, which are referred to as the “precedent transactions”.
The precedent transactions and the transaction dates, were as follows:

			(Dollar Amounts in Millions)
Transaction Date	Buyer	Seller	Transaction Value	Transaction Consideration Mix
February 2023	BayTex Energy Corporation	Ranger Oil Corporation	$2,500	70% stock / 30% cash
August 2023	Permian Resources Corporation	Earthstone Energy, Inc.	$4,500	100% stock / 0% cash
January 2024	APA Corporation	Callon Petroleum Company	$4,500	100% stock / 0% cash
February 2024	Chord Energy Corporation	Enerplus Corporation	$3,900	90% stock / 10% cash
In its analysis, Jefferies derived multiples for each of the precedent transactions based on the following metrics:
•the transaction value divided by estimated EBITDA for calendar year 2024;
•the transaction value divided by estimated asset level free cash flow (calculated as EBITDA less capital expenditures) for calendar year 2024 (“2024E Asset Level FCF Yield”)
This analysis indicated the following:

	Selected Multiple
Benchmark	Low	Avg.	High
TEV/2024E EBITDA	2.78x	3.30x	4.07x
TEV/2024E Asset Level FCF Yield	18.5%	12.8%	10.2%
Using the reference ranges for the benchmarks set forth above, which ranges were selected by Jefferies in its professional judgment, and the Adjusted SilverBow Projections, Jefferies determined ranges of total implied per share equity values for SilverBow, utilizing First Call Pricing. This analysis indicated the ranges of implied per share equity values below.

		(Dollar Amounts in Millions)
		Implied Per Share Equity Value
Benchmark	Metric	Low	Avg.	High
TEV/2024E EBITDA	$802	$39.50	$55.01	$78.10
TEV/2024E Asset Level FCF Yield	$329	$22.82	$52.39	$77.32
No precedent transaction is identical to the Mergers, and none of the target companies in the precedent transactions is identical to SilverBow. In evaluating the precedent transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond SilverBow’s, Crescent’s, and Jefferies’ control. Mathematical analysis, such as determining the high, low and average is not in itself a meaningful method of using the precedent transactions’ data.
Crescent’s Standalone Financial Analyses
Comparable Public Company Analysis
With respect to Crescent, Jefferies reviewed publicly available financial and stock market information of the following six publicly traded natural gas and oil exploration and production companies that Jefferies in its professional judgment considered generally relevant to Crescent for purposes of its financial analyses, based on size, asset profile and financial characteristics (which are referred to as the “Crescent Selected Companies”), and compared such information with similar financial data of Crescent prepared and provided by Crescent management to Jefferies:
•Baytex Energy Corporation
•Civitas Resources, Inc.
•Magnolia Oil & Gas Corporation
•Murphy Oil Corporation
•SM Energy Company
•Vital Energy, Inc.
In its analysis, Jefferies derived multiples for the Crescent Selected Companies from the following metrics:
•the estimated total enterprise value divided by EBITDA for calendar year 2024 (“TEV/2024E EBITDA”),
•the estimated levered free cash flow yield for calendar year 2024 (calculated as EBITDA, less interest, cash taxes, and capital expenditures divided by equity value) (“2024E LFCF Yield”), and
•the estimated total enterprise value divided by EBITDA for calendar year 2025 (“TEV/2025E EBITDA”), and
•the estimated levered free cash flow yield for calendar year 2024 (“2025E LFCF Yield”).

Estimated EBITDA and estimated levered free cash flow yield for the Crescent Selected Companies was based on market data as of May 14, 2024 and utilizing First Call Pricing. This analysis indicated the following:
Crescent Selected Companies

	Selected Multiples
Benchmark	Low	Avg.	High
TEV/2024E EBITDA	2.75x	3.50x	4.25x
2024E LFCF Yield	25.0%	17.5%	10.0%
TEV/2025E EBITDA	2.50x	3.13x	3.75x
2025E LFCF Yield	30.0%	21.3%	12.5%
Using the reference ranges for the benchmarks set forth below, which ranges were selected based on the low, average, and high multiples of the Crescent Selected Companies, and using metrics calculated by Jefferies based on the Crescent Forecasts utilizing First Call Pricing and estimated total net debt of Crescent as of March 31, 2024 in the amount of $1,776 million and a minority interest in the amount of $25 million, Jefferies determined ranges of implied equity value ranges. Based on Crescent’s fully diluted share count of 178.440 million shares as provided to Jefferies by Crescent management, this analysis indicated the ranges of implied per share equity values below, compared to the closing price per share of Crescent Class A Common Stock on May 14, 2024, of $12.35.

		Implied Equity Value Per Share
Benchmark	Metric	Low	Avg.	High
TEV/2024E EBITDA	$1,310	$10.10	$15.60	$21.11
2024E LFCF Yield	$537	$12.03	$17.19	$30.08
TEV/2025E EBITDA	$1,451	$10.24	$15.32	$20.40
2025E LFCF Yield	$567	$10.59	$14.95	$25.42
General
Jefferies’ opinion was one of many factors taken into consideration by the Crescent Board in making its determination to approve the proposed transactions contemplated by the Merger Agreement and should not be considered determinative of the view of the Crescent Board with respect to the proposed transactions contemplated by the Merger Agreement.
Jefferies was selected by the Crescent Board based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.
Pursuant to the engagement letter dated as of April 17, 2024, Jefferies was engaged by Crescent to act as lead financial advisor to Crescent in connection with one or more possible acquisitions by Crescent of identified potential target companies, including SilverBow. Pursuant to Jefferies’ engagement as financial advisor to Crescent and as a result of Crescent’s entry into the Merger Agreement, Jefferies will receive a fee for its services. Crescent has agreed to pay Jefferies a transaction fee of $15.0 million, of which $2.5 million was payable upon delivery of Jefferies’ opinion, and the remainder of which is payable upon the closing of the transactions contemplated by the Merger Agreement. No portion of the opinion fee was contingent on the conclusion expressed in Jefferies’ opinion. Crescent has agreed to reimburse Jefferies for certain out-of-pocket expenses (including fees and expenses of its counsel) and to indemnify Jefferies and its affiliates against certain liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement. During the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates did not provide financial advisory and/or financing services to Crescent for which Jefferies or its affiliates received compensation. In addition, during the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates did not provide financial advisory and/or financing services to

SilverBow for which Jefferies or its affiliates received compensation. In the ordinary course of its business, Jefferies and its affiliates trade and hold securities of Crescent and may in the future trade or hold securities of Crescent or SilverBow and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to Crescent, SilverBow or entities that are affiliated with Crescent or SilverBow, for which Jefferies would expect to receive compensation.
Opinion of Intrepid Partners, LLC, Crescent Special Committee’s Financial Advisor
The Crescent Special Committee engaged Intrepid to act as its financial advisor. As part of that engagement, the Crescent Special Committee requested that Intrepid evaluate the fairness, from a financial point of view, of the Merger Consideration to Crescent. On May 15, 2024, Intrepid delivered to the Crescent Special Committee its oral opinion, confirmed by its delivery to the Crescent Special Committee of a written opinion dated as of the same date, that, as of the date thereof, and based upon and subject to the assumptions, procedures, qualifications, limitations and other matters set forth in Intrepid’s written opinion, the Merger Consideration is fair, from a financial point of view, to Crescent. For this purpose, Intrepid took into account the projected impact of the Mergers and the other transactions contemplated by the Merger Agreement (collectively, the “Transaction”) on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan (as defined below).
The full text of Intrepid’s written opinion, dated May 15, 2024, which sets forth, among other things, certain of the assumptions made, procedures followed, matters considered, and the qualifications and limitations with respect to the review undertaken by Intrepid, is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference into this section.
Intrepid provided its opinion for the information and benefit of the Crescent Special Committee (in its capacity as such) in connection with its evaluation of the Transaction. The opinion was not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than the Crescent Special Committee. The opinion is not intended to be and does not constitute a recommendation to any Crescent stockholder as to how such Crescent stockholder should act or vote with respect to the Transaction or any other matter. This summary is qualified in its entirety by reference to the full text of the opinion.
Intrepid’s opinion was necessarily based upon business, market, economic, regulatory and other conditions as they existed on, and were evaluated as of, May 15, 2024. Intrepid assumes no responsibility for updating, revising or reaffirming its opinion based on developments, circumstances or events occurring, or information made available to it, after May 15, 2024 , including, without limitation, developments, circumstances, events or information that might affect the amounts payable to the Manager under the Management Agreement. Intrepid’s opinion did not express any opinion as to equity securities or debt securities of Crescent or SilverBow and the price, trading range or volume at which any securities will trade at any time, including following the announcement of the Transaction.
In connection with rendering its opinion, Intrepid, among other things:
•reviewed a draft of the Merger Agreement (draft dated May 15, 2024);
•reviewed the Management Agreement and the Crescent Energy Company 2021 Manager Incentive Plan and form of award agreement thereunder (the “Parent 2021 Manager Incentive Plan”) and a draft of the amendment to the Management Agreement (draft dated May 15, 2024);
•reviewed certain presentations to the Crescent Special Committee prepared by management of Crescent regarding the Transaction and the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;
•reviewed certain publicly available business and financial information relating to Crescent and SilverBow that Intrepid deemed relevant, including each of Crescent’s and SilverBow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the SEC;

•reviewed certain non-public historical and projected financial, reserve and operating data and related assumptions of Crescent and SilverBow, as prepared and furnished to Intrepid by management of Crescent;
•reviewed information related to certain business, financial and operational benefits and operating synergies anticipated by management of Crescent expected to result from the Transaction (“Synergies”);
•discussed past and current operations and operational projections of Crescent and SilverBow with management of Crescent (including their views on the risks and uncertainties in achieving the projections set forth in the forecasts provided, including the Synergies);
•reviewed information prepared by management of Crescent related to the calculation of the projected amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;
•discussed the strategic rationale for, and potential benefits of, the Transaction with management of Crescent;
•reviewed certain recent corporate announcements made by Crescent and SilverBow;
•reviewed and analyzed the pro forma impacts of the Transaction, including the projected impact of the Transaction on the amounts payable under the Management Agreement and the Parent 2021 Manager Incentive Plan;
•performed discounted cash flow analyses based on forecasts and other data provided by management of Crescent;
•reviewed and analyzed net asset value based on forecasts and other reserve data provided by management of Crescent;
•reviewed and analyzed publicly available historical and current financial information, share price data and broker research estimates with respect to certain public companies with operations and assets that Intrepid considered comparable to each of Crescent and SilverBow;
•reviewed the financial metrics, and performed premiums paid analysis, of certain historical transactions that Intrepid deemed relevant and compared such financial metrics to those implied by the Transaction; and
•conducted such other studies and investigations, performed such other analyses and examinations, reviewed such other information and considered such other factors that Intrepid deemed appropriate for purposes of providing its opinion.
For purposes of its analysis and opinion, Intrepid assumed and relied upon the accuracy and completeness of all of the foregoing information and any other financial, accounting, legal, operational, tax, and other information and data provided to it by Crescent or which management of Crescent discussed with it, and Intrepid has not assumed any responsibility for independent verification of the accuracy or completeness of any such information. Intrepid further relied upon the assurances of the management of Crescent that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to financial forecasts, projections and business plans provided to it by Crescent of Crescent and of SilverBow, Intrepid relied, with the consent of the Crescent Special Committee, upon the assurances of the management of Crescent that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Crescent as to the future performance of Crescent and SilverBow, under the assumptions reflected therein. With the consent of the Crescent Special Committee, Intrepid assumed that the Synergies would be realized in the amounts and at the times projected. Intrepid expresses no view as to such financial forecasts or any judgments, estimates or assumptions on which they were based. Intrepid further relied, with the consent of the Crescent Special Committee, upon calculations provided to it by management of Crescent regarding the projected impact of the Transaction and the amounts payable to Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. Intrepid expressed no view as to such calculations or the underlying methodology or assumptions on which they were based.

Intrepid relied, with the consent of the Crescent Special Committee, upon the assessment of the management of Crescent as to (i) the potential impact on Crescent and SilverBow of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry or U.S. markets, (ii) the potential impact on the operations, results and prospects of Crescent and SilverBow of the Transaction, and (iii) existing and future contracts and relationships, agreements and arrangements with related and third parties that are necessary or desirable for the operation of Crescent and SilverBow. Intrepid did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Crescent or SilverBow is or may be a party or is or may be subject. Intrepid also assumed that there were no material changes in the liabilities, financial condition, results of operations, business or prospects of or relating to Crescent or SilverBow since the date of the latest information relating to Crescent or SilverBow, as applicable, made available to it by Crescent. In arriving at its opinion, Intrepid did not conduct a physical inspection of the properties and facilities of Crescent or SilverBow and did not make or obtain any evaluations or appraisals of its assets or liabilities, nor has Intrepid been furnished with any such evaluations or appraisals.
In rendering its opinion, Intrepid assumed (in all respects material to its analysis and with the consent of the Crescent Special Committee) that the representations and warranties of each party contained in the Merger Agreement are true and correct, and that each party will perform all of the undertakings and agreements required to be performed by it under the Merger Agreement without any waiver or modification of any material terms or conditions contained therein. Intrepid assumed that the final executed and delivered versions of all documents reviewed by it in draft form will conform in all material respects to the most recent drafts reviewed by it. Intrepid assumed that all governmental, regulatory or other consents, approvals or releases will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the parties to the Transaction or the consummation of the Mergers or materially reduce the benefits of the Transaction to Crescent. Intrepid assumed that the business of each of Crescent, SilverBow and the other parties to the Transaction will be and has been conducted in a manner that complies with all applicable federal, state and local statutes, rules and regulations. Intrepid assumed that Crescent, the Crescent Special Committee and SilverBow have relied upon the advice of their counsel, independent accountants and other advisors (other than Intrepid) as to all legal, financial reporting, tax, accounting, securities and regulatory matters with respect to the Transaction.
Intrepid was not asked to pass upon, and expresses no opinion with respect to, any matter other than whether, as of the date of the opinion, the Merger Consideration is fair, from a financial point of view, to Crescent. For this purpose, Intrepid took into account the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. Intrepid was not asked to, nor does it express any view on, and its opinion does not address, any other terms, conditions, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including the structure, form or timing of the Transaction and the undertakings of Crescent. Intrepid’s opinion does not address any financing transactions associated with the Transaction. In addition, Intrepid does not express any view regarding the relative merits of the Transaction as compared to any other transaction or business strategy in which Crescent might engage or the merits of the underlying decision by the Crescent Board to engage in the Transaction and enter into and perform the Merger Agreement. Intrepid expresses no view or opinion as to the fairness of the Merger Consideration or the Transaction to any creditors, bondholders or other constituencies Crescent or its subsidiaries, or the fairness of the amount or nature of, or any other aspects relating to, the amounts payable to the Manager or to any officers, directors or employees of any parties to the Transaction or class of such persons, relative to the total Merger Consideration or otherwise, including any incremental amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan as a result of the Transaction. Further, the Crescent Special Committee did not authorize Intrepid to solicit, and Intrepid did not solicit, any indications of interest from any third party with respect to alternative transaction(s).
Intrepid’s opinion does not address accounting, legal, actuarial, regulatory or tax matters. Intrepid is not a legal, tax, commercial or bankruptcy advisor. Intrepid’s opinion does not constitute a solvency opinion and does not address the solvency or financial condition of Crescent, SilverBow or any of the other parties to the Transaction. Intrepid’s opinion does not constitute a tax opinion. Intrepid’s opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, regulatory, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the evaluation and impact of any transactions or matters described herein.
Intrepid does not express any opinion as to equity securities or debt securities of Crescent or SilverBow and the price, trading range or volume at which any securities will trade at any time, including following announcement of the Transaction.
In arriving at its fairness determination, Intrepid considered the results of all of its analyses and, except as otherwise described herein, did not attribute any particular weight to any factor or analysis considered by it. Intrepid made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses taken as a whole. Several analytical methodologies were employed by Intrepid in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by Intrepid. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Intrepid believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Intrepid, therefore, is based on the application of Intrepid’s own experience and judgment to all analyses and factors considered by it, taken as a whole. Intrepid’s opinion was approved by the fairness opinion committee of Intrepid.
Summary of Material Financial Analyses
The following summary does not purport to be an exhaustive description of the financial and comparative analyses performed by Intrepid, nor does the order of analyses described represent relative importance or weight given to those analyses by Intrepid. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. A fairness opinion is thus not susceptible to partial analysis or summary descriptions.
The financial and comparative analyses summarized below include information presented in tabular format. In order to fully understand the analyses performed by Intrepid, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial and comparative analyses performed by Intrepid. Considering the data set forth in the tables below without considering the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial and comparative analyses performed by Intrepid. Except as otherwise noted, the following quantitative information is based on market data or conditions as they existed at the time of the delivery of the opinion, on May 15, 2024, and is not necessarily indicative of current market conditions.
Analysis of SilverBow
Discounted Cash Flow Analysis
Intrepid performed a discounted cash flow analysis of SilverBow on a stand-alone basis, excluding the impact of the expected Synergies. Using an estimated weighted average cost of capital ranging from 12.1% to 10.5%, Intrepid discounted to present value as of March 31, 2024: (i) the estimated unlevered free cash flow for SilverBow from April 1, 2024 to December 31, 2028, (ii) a range of terminal values for SilverBow, which were calculated by applying a range of multiples of 3.0x to 4.0x to terminal year EBITDA, and (iii) the estimated cash tax savings resulting from SilverBow’s tax attributes. Intrepid derived such weighted average cost of capital range by application of the Capital Asset Pricing Model and such terminal multiples range using its professional judgment and experience, taking into account, among other things, an analysis of SilverBow and the SilverBow selected comparable companies. Intrepid then subtracted the estimated total net debt of SilverBow as of March 31, 2024 in the aggregate amount of $1,170 million, as estimated and provided for Intrepid’s use by Crescent management, which includes an estimated deferred payment of $75 million related to the Chesapeake Transaction, which estimate was provided by Crescent management to Intrepid, to arrive at an implied equity value for SilverBow. Intrepid divided the implied equity value for SilverBow by the number of fully diluted shares of SilverBow Common Stock outstanding to compute the implied equity value per share of SilverBow Common Stock. The analysis resulted in a range of implied equity value per share of SilverBow Common Stock of $39.21 to $57.56 (based on strip pricing) and of $40.52 to $59.22 (based on consensus pricing).
Net Asset Value Analysis
Intrepid performed a NAV analysis of SilverBow on a stand-alone basis, excluding the impact of the expected Synergies. Using an estimated weighted average cost of capital ranging from 12.1% to 10.5%, Intrepid discounted to present value as of March 31, 2024 the estimated unlevered free cash flow based on the risked proved developed and undeveloped reserves data for SilverBow provided for Intrepid’s use by Crescent management to derive a range of total risked proved developed and undeveloped reserve values. Based on this range of total risked proved developed and undeveloped reserve values, Intrepid calculated a range of enterprise values by adjusting for the present value of future: (i) other facility expenses, (ii) hedging effects, (iii) general and administrative expenses, and (iv) cash taxes. Intrepid then subtracted the estimated total net debt of SilverBow as of March 31, 2024 in the aggregate amount of $1,170 million, as estimated and provided for Intrepid’s use by Crescent management, which includes an estimated deferred payment of $75 million related to the Chesapeake Transaction, which estimate was provided by Crescent management to Intrepid, to arrive at an implied equity value for SilverBow. Intrepid divided the implied equity value for SilverBow by the number of fully diluted shares of SilverBow Common Stock outstanding to compute the implied equity value per share of SilverBow Common Stock. The analysis indicated a range of implied equity values per share for SilverBow Common Stock of $30.59 to $36.09 (based on strip pricing) and $32.27 to $37.93 (based on consensus pricing).
Comparable Company Trading Analysis
Intrepid performed a comparable company trading analysis of SilverBow by reviewing certain market and financial information of the following publicly traded companies that Intrepid deemed to have certain characteristics similar to those of SilverBow, and compared such information with similar market and financial information of SilverBow:
•Baytex Energy Corp.
•Crescent Energy Company
•Gulfport Energy Corporation
•Magnolia Oil & Gas Corporation
•Mach Natural Resources LP
•SM Energy Company
•Vital Energy, Inc.
These companies are referred to in this section as the “SilverBow selected comparable companies.” Intrepid performed the comparable company trading analysis based on data derived from public company filings and disclosures, publicly available disclosures and broker research estimates. Although none of the SilverBow selected comparable companies are directly comparable to SilverBow, the companies included were selected because they are oil and gas companies with operations, asset profiles, financial profiles, service profiles, geographic exposure and/or entity structure that, in Intrepid’s experience and professional judgment, for purposes of this analysis, may be considered similar to certain aspects of those of SilverBow. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the Mergers and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of SilverBow and the SilverBow selected comparable companies are also relevant.
For each of the SilverBow selected comparable companies, Intrepid calculated the following trading multiples based on information from public company filings and disclosures, publicly available disclosure statements and broker research estimates, using applicable market data as of May 14, 2024, including:

•TEV/EBITDA, which is calculated as total enterprise value (defined as equity value plus total debt, preferred equity, and non-controlling interests, less cash and cash equivalents, as applicable) divided by EBITDA (as projected by broker research analysts) (each company’s definition of EBITDA may vary);
•Equity Value/CFFO, which is calculated as equity market value divided by cash flow from operations; and
•Free Cash Flow Yield, which is calculated as: (i) cash flow from operations minus capital expenditures divided by (ii) equity value.
For purposes of its analysis, in its professional judgment, Intrepid reviewed all trading multiples and ratios for the SilverBow selected comparable companies. The resulting minimum, mean, median and maximum trading multiples and ratios of the SilverBow selected comparable companies are set forth below.

Metric	Minimum	Mean	Median	Maximum
TEV/EBITDA (2024E)	3.0x	3.9x	3.8x	5.5x
TEV/EBITDA (2025E)	2.8x	3.6x	3.5x	5.2x
Equity Value/CFFO (2024E)	1.9x	3.3x	3.4x	5.7x
Equity Value/CFFO (2025E)	1.7x	3.0x	3.1x	5.4x
FCF Yield (2024E)	8.7%	14.1%	13.1%	24.4%
FCF Yield (2025E)	9.9%	16.7%	16.6%	25.8%
The table below includes relevant multiple reference ranges selected by Intrepid based on the trading multiples of the SilverBow selected comparable companies set forth above and Intrepid’s professional judgment.

Metric	Reference Range
TEV/EBITDA (2024E)	2.75x – 3.25x
TEV/EBITDA (2025E)	2.50x – 3.00x
Equity Value/CFFO (2024E)	1.25x - 2.00x
Equity Value/CFFO (2025E)	1.25x – 2.00x
FCF Yield (2024E)	25.0% - 17.5%
FCF Yield (2025E)	30.0% - 20.0%
Based upon the multiples and yields observed in this analysis and consensus pricing, Intrepid calculated an implied price per share range for SilverBow Common Stock as set forth below, which excludes the impact of the expected Synergies.

Metric	Implied Share Price ($)
TEV/EBITDA (2024E)	$38.66 - $53.56
TEV/EBITDA (2025E)	$35.85 - $51.67
Equity Value/CFFO (2024E)	$31.94 - $51.00
Equity Value/CFFO (2025E)	$33.96 - $54.22
FCF Yield (2024E)	$31.54 - $44.97
FCF Yield (2025E)	$37.17 - $55.66
Based upon this analysis, Intrepid calculated an implied SilverBow Common Stock price reference range of $34.85 to $51.85 based on the averages of the respective minimum and maximum values as derived by each of the methodologies.

Precedent Transactions Analysis
Intrepid evaluated certain financial information with respect to the following upstream precedent transactions:

Announcement Date	Buyer(s)	Target(s)	TEV/EBITDA
8/21/23	Permian Resources Corporation	Earthstone Energy, Inc.	3.1x
8/14/23	SilverBow Resources, Inc.	Chesapeake Energy Corporation	2.3x
5/22/23	Chevron Corporation	PDC Energy, Inc.	3.1x
11/2/22	Marathon Oil Corporation	Ensign Natural Resources	3.4x
4/14/22	SilverBow Resources, Inc.	Sundance Energy, Inc.	2.3x
2/28/22	PDC Energy, Inc.	Great Western Petroleum, LLC	2.3x
7/26/21	EnCap Investments/ Verdun Oil Company II, LLC	EP Energy Corporation	2.8x
7/12/21	Penn Virginia Corporation	Lonestar Resources US Inc.	3.0x
10/1/19	Citizen Energy Operating, LLC	Roan Resources, Inc.	n.m.
7/15/19	Callon Petroleum Company	Carrizo Oil & Gas, Inc.	4.0x
The transactions listed in the table above are referred to in this section as the “precedent transactions.” No precedent transaction utilized in the precedent transactions analysis was identical or entirely comparable to the Mergers. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the Mergers and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Crescent and SilverBow and the precedent transactions that could affect the values are also relevant.
The resulting minimum, mean, median and maximum data, determined by dividing the total enterprise value by EBITDA of the precedent transactions were:

Metric	Minimum	Mean	Median	Maximum
TEV/EBITDA	2.3x	2.9x	3.0x	4.0x
Based on a review of the full range of total enterprise value to EBITDA multiples paid in the precedent transactions and its professional judgment, rather than the application of a mathematical mean or median, Intrepid applied relevant EBITDA multiples ranging from 2.25x to 3.00x to projected EBITDA for the twelve months ending December 31, 2024. Based on this analysis, Intrepid determined an implied equity value per share of SilverBow Common Stock range of $23.75 to $46.11 (based on consensus pricing), which excludes the impact of the expected Synergies.
Precedent Premiums Paid Analysis
Intrepid compared the premium implied by the Merger Consideration with premiums received in selected upstream precedent transactions. Intrepid reviewed the one-day premiums implied by the transaction consideration paid or proposed to be paid to the last closing stock price of the target common stock prior to announcement of the transaction (or the last closing stock price on an unaffected date in the event of published reports of a possible transaction prior to announcement). Intrepid considered that premiums paid in the selected precedent transactions have varied widely based on specific considerations with respect to each transaction and that there are inherent differences between each of the targets and transactions analyzed by Intrepid relative to SilverBow and the Mergers, respectively. Intrepid analyzed the following transactions:

Date Announced	Acquirer	Target	1-Day Prior
2/21/24	Chord Energy Corporation	Enerplus Corporation	14%
1/11/24	Chesapeake Energy Company	Southwestern Energy Corporation	4%
1/4/24	APA Corporation	Callon Petroleum Company	14%
10/23/23	Chevron Corporation	Hess Corporation	5%
10/11/23	Exxon Mobil Corporation	Pioneer Natural Resources Company	18%
8/21/23	Permian Resources Corporation	Earthstone Energy, Inc.	15%
7/13/23	Exxon Mobil Corporation	Denbury Inc.	2%
5/22/23	Chevron Corporation	PDC Energy	11%
2/28/23	Baytex Energy Corp	Ranger Oil Corporation	9%
9/6/22	Sitio Royalties Corp	Brigham Minerals, Inc.	(3)%
3/7/22	Oasis Petroleum Inc.	Whiting Petroleum Corporation	7%
8/11/21	Chesapeake Energy Corporation	Vine Energy, Inc.	1%
5/24/21	Cabot Oil & Gas Corporation	Cimarex Energy Co	0%
5/10/21	Bonanza Creek Energy, Inc.	Extraction Oil & Gas, Inc.	1%
12/21/20	Diamondback Energy, Inc.	QEP Resources	(1)%
10/20/20	Pioneer Natural Resources Company	Parsley Energy, Inc.	8%
10/19/20	ConocoPhillips	Concho Resources	15%
9/28/20	Devon Energy Corporation	WPX Energy, Inc.	3%
8/12/20	Southwestern Energy Company	Montage Resources	(5)%
7/20/20	Chevron Corporation	Noble Energy, Inc.	8%
The minimum, median, mean and maximum premiums are set forth below:

	Minimum	Mean	Median	Maximum
T-1	(5)%	6%	6%	18%
Intrepid reviewed the relevant merger premiums and derived a range of premiums to the closing stock price for SilverBow Common Stock as of May 14, 2024, of 5.0% to 15.0%. Intrepid determined an implied equity value per share of SilverBow Common Stock range of $34.18 to $37.43.
Intrepid made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Mathematical analysis, such as determining the median and mean, is not in itself a meaningful method of using comparable transaction data. Also, the transaction metrics for the precedent transactions reflect the cyclicality of the oil and gas industry and any potential business, economic, market, regulatory and other conditions impacting such transactions.
Analysis of Crescent
Discounted Cash Flow Analysis
Intrepid performed a discounted cash flow analysis of Crescent on a stand-alone basis, excluding the impact of the expected Synergies. Using an estimated weighted average cost of capital ranging from 12.0% to 10.6%, Intrepid discounted to present value as of March 31, 2024, (i) the estimated unlevered free cash flow for Crescent from April 1, 2024 to December 31, 2028 and (ii) a range of terminal values for Crescent, which were calculated by applying a range of multiples of 3.0x to 4.0x to terminal year EBITDA. Intrepid derived such weighted average cost of capital range by application of the Capital Asset Pricing Model and such terminal multiple range using its professional judgment and experience, taking into account, among other things, an analysis of Crescent and the Crescent selected comparable companies. Intrepid then subtracted Crescent estimated net debt and non-controlling interests of $1,801 million as of March 31, 2024 to arrive at an implied equity value for Crescent. Intrepid divided the implied equity value for Crescent by the number of fully diluted shares of Crescent Common Stock outstanding, to compute the implied equity value per share of Crescent Common Stock. The analysis resulted in a range of implied equity values per share of Crescent Common Stock of $14.50 to $20.01 (based on strip pricing) and of $15.33 to $20.99 (based on consensus pricing).
Net Asset Value Analysis
Intrepid performed a NAV analysis of Crescent on a stand-alone basis, excluding the impact of the expected Synergies. Using an estimated weighted average cost of capital ranging from 12.0% to 10.6%, Intrepid discounted to present value as of March 31, 2024 the estimated unlevered free cash flow based on the unrisked proved developed, undeveloped, probable and possible reserves data for Crescent provided for Intrepid’s use by Crescent management to derive a range of unrisked total proved developed, undeveloped, probable and possible reserve values. Based on its professional judgment and experience, taking into account, among other things, the Society of Petroleum Evaluation Engineers (“SPEE”) discounted cash flow reserve adjustment factors and perceived risk profile of each reserve category, Intrepid selected reserve adjustment factors (“RAF”) for each reserve category, ranging from 100% to 15%, and multiplied each unrisked reserve value by the applicable RAF to derive a range of total implied risked reserve values. Based on this range of total risked proved developed, undeveloped, probable and possible reserve values, Intrepid calculated a range of enterprise values by adjusting for the present value of future: (i) hedging effects, (ii) general and administrative expenses, (iii) cash taxes, and (iv) midstream and other corporate level cash flows. Intrepid then subtracted the estimated total net debt and non-controlling interests of Crescent as of March 31, 2024 in the aggregate amount of $1,801 million, as estimated and provided for Intrepid’s use by Crescent management, to arrive at an implied equity value for Crescent. Intrepid divided the implied equity value for Crescent by the number of fully diluted shares of Crescent Common Stock outstanding to compute the implied equity value per share of Crescent Common Stock. The analysis indicated a range of implied equity values per share for Crescent Common Stock of $8.99 to $13.20 (based on strip pricing) and $9.70 to $14.17 (based on consensus pricing).
Comparable Company Trading Analysis
Intrepid performed a comparable company trading analysis of Crescent by reviewing certain market and financial information of the following publicly traded companies that Intrepid deemed to have certain characteristics similar to those of Crescent, and compared such information with similar market and financial information of Crescent:
•APA Corporation
•Baytex Energy Corp.
•HighPeak Energy, Inc.
•Marathon Oil Corporation
•Murphy Oil Corporation
•Ovintiv Inc.
•SilverBow Resources Inc.
•SM Energy Company
•Vital Energy, Inc.
These companies are referred to in this section as the “Crescent selected comparable companies.” Intrepid performed the comparable company trading analysis based on data derived from public company filings and disclosures, publicly available disclosures and broker research estimates. Although none of the Crescent selected comparable companies are directly comparable to Crescent, the companies included were selected because they are oil and gas companies with operations, asset profiles, financial profiles, service profiles, geographic exposure and/or entity structure that, in Intrepid’s experience and professional judgment, for purposes of this analysis, may be considered similar to certain aspects of those of Crescent. Accordingly, Intrepid believes that purely quantitative analyses are not, in isolation, determinative in the context of the Mergers and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Crescent and the Crescent selected comparable companies are also relevant.
For each of the Crescent selected comparable companies, Intrepid calculated the following trading multiples based on information from public company filings and disclosures, publicly available disclosure statements and broker research estimates, using applicable market data as of May 14, 2024, including:
•TEV/EBITDA, which is calculated as total enterprise value (defined as equity value plus total debt, preferred equity, and non-controlling interests, less cash and cash equivalents, as applicable) divided by EBITDA (as projected by broker research analysts) (each company’s definition of EBITDA may vary);
•Equity Value/CFFO, which is calculated as equity market value divided by cash flow from operations; and
•Free Cash Flow Yield, which is calculated as: (i) cash flow from operations minus capital expenditures divided by (ii) equity value.
For purposes of its analysis, in its professional judgment, Intrepid reviewed all trading multiples and ratios for the Crescent selected comparable companies. The resulting minimum, mean, median and maximum trading multiples and ratios of the Crescent selected comparable companies are set forth below.

Metric	Minimum	Mean	Median	Maximum
TEV/EBITDA (2024E)	2.5x	3.5x	3.3x	4.5x
TEV/EBITDA (2025E)	2.4x	3.3x	3.4x	4.4x
Equity Value/CFFO (2024E)	1.3x	2.7x	2.6x	3.7x
Equity Value/CFFO (2025E)	1.2x	2.6x	2.8x	3.6x
FCF Yield (2024E)	8.7%	14.8%	13.7%	24.2%
FCF Yield (2025E)	5.7%	16.7%	14.7%	34.3%
The table below includes relevant multiple reference ranges selected by Intrepid based on the trading multiples of the Crescent selected comparable companies set forth above and Intrepid’s professional judgment.

Metric	Reference Range
TEV/EBITDA (2024E)	2.75x – 3.25x
TEV/EBITDA (2025E)	2.50x – 3.00x
Equity Value/CFFO (2024E)	1.75x - 2.50x
Equity Value/CFFO (2025E)	1.50x – 2.25x
FCF Yield (2024E)	25.0% - 17.5%
FCF Yield (2025E)	27.5% - 20.0%

Based upon the multiples and yields observed in this analysis and consensus pricing, Intrepid calculated an implied price per share range for Crescent Common Stock as set forth below, which excludes the impact of the expected Synergies.

Metric	Implied Share Price ($)
TEV/EBITDA (2024E)	$10.12 - $13.80
TEV/EBITDA (2025E)	$10.26 - $14.33
Equity Value/CFFO (2024E)	$11.13 - $15.90
Equity Value/CFFO (2025E)	$10.50 - $15.75
FCF Yield (2024E)	$12.06 - $17.22
FCF Yield (2025E)	$11.58 - $15.92
Based upon this analysis, Intrepid calculated an implied Crescent Common Stock price reference range of $10.94 to $15.49 based on the averages of the respective minimum and maximum values as derived by each of the methodologies.
Has / Gets Analysis
As described above, Intrepid analyzed the implied values per share of Crescent Common Stock resulting from the discounted cash flow analysis, NAV analysis, and comparable company trading analysis (“Crescent Has”). In order to evaluate the Merger Consideration, Intrepid calculated the implied Crescent Common Stock price pro forma for the Mergers (“Crescent Gets”), which adjusts the value implied by each Crescent Has methodology for (i) the relevant value of SilverBow, (ii) the present value of the expected Synergies, (iii) the incremental amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan, and (iv) changes to net debt and fully diluted shares outstanding as a result of the Mergers. Intrepid then compared the Crescent Common Stock prices from Crescent Gets to the appropriate Crescent Has and summarized in the table below.

	Base Synergies				Upside Synergies
	Low	Mean	Median	High	Low	Mean	Median	High
Stock & $400mm Cash	(0.5)%	1.8%	2.2%	5.1%	1.6%	3.4%	3.4%	6.8%
100% Stock	(2.4)%	0.0%	(0.0) %	3.4%	(1.3)%	1.4%	1.7%	4.9%
Exchange Ratio Summary
Intrepid analyzed the implied exchange ratios resulting from the discounted cash flow analyses, net asset value analyses and comparable companies analyses utilized to value the Crescent Common Stock and SilverBow Common Stock. Intrepid calculated the implied exchange ratio ranges by comparing (i) the low end of the valuation range for SilverBow Common Stock to the high end of the valuation range for Crescent Common Stock and (ii) the high end of the valuation range for SilverBow Common Stock to the low end of the valuation range for Crescent Common Stock. Intrepid compared the Exchange Ratio to each of the implied exchange ratio ranges derived by Intrepid from the aforementioned analyses, in each case with and without the impacts of synergies and the Management

Agreement. The resulting implied exchange ratio reference ranges utilizing each applicable valuation methodology are summarized below.

Benchmark	Exchange Ratio (Excludes Synergies and Management Agreement Impacts)	Exchange Ratio (Includes Synergies and Management Agreement Impacts)
Discounted cash flow analysis (Strip Pricing)	1.9595x – 3.9693x	2.2464x – 4.3652x
Discounted cash flow analysis (Consensus Pricing)	1.9309x – 3.8618x	2.2045x – 4.2362x
Net asset value analysis (Strip Pricing)	2.3175x – 4.0129x	2.7525x – 4.6512x
Net asset value analysis (Consensus Pricing)	2.2778x – 3.9093x	2.6830x – 4.5010x
Comparable company trading analysis	2.2507x – 4.7396x	2.6215x – 5.2644x
General
As described above in this section, the preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Intrepid’s opinion. In arriving at its fairness determination, Intrepid considered the results of all of its analyses and, except as otherwise described herein, did not attribute any particular weight to any factor or analysis considered by it. Intrepid made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses taken as a whole. No company or transaction used in the above analyses as a comparison is directly comparable to Crescent, SilverBow or the contemplated transaction. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.
Intrepid prepared these analyses for purposes of Intrepid providing its opinion only to the Crescent Special Committee as to the fairness, from a financial point of view, of the Merger Consideration to Crescent, taking into account the projected impact of the Transactions on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Crescent, Intrepid or any other person assumes responsibility if future results are materially different from those forecast.
As described above, Intrepid’s opinion to the Crescent Special Committee was only one of many factors taken into consideration by the Crescent Special Committee and should not be viewed as determinative of the views of the Crescent Special Committee in making its determination to approve the Merger. The foregoing summary does not purport to be an exhaustive description of the analyses performed by Intrepid in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Intrepid attached as Annex E to this joint proxy statement/prospectus.
Miscellaneous
Intrepid and its affiliates, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, private placements and other transactions as well as for real estate, corporate and other purposes. Intrepid and its affiliates also engage in advisory work, private equity activities, underwriting and financing, principal investing, investment management and other financial and non-financial activities and services for various persons and entities.

Intrepid and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in: (i) equity, debt and other securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments (including bank loans and other obligations) of Crescent, SilverBow, any of their respective affiliates and third parties or any of the other parties to the transactions contemplated by the Merger Agreement, or (ii) any currency or commodity that may be involved in the transactions and other matters otherwise contemplated by the Merger Agreement for the accounts of Intrepid and its affiliates and employees and their customers.
Intrepid acted as financial advisor to the Crescent Special Committee in connection with, and participated in certain of the negotiations leading to, the Transactions. Intrepid may in the future provide certain investment banking services to Crescent, SilverBow and/or their respective affiliates, for which Intrepid may receive compensation.
Intrepid was engaged by the Crescent Special Committee to act as its financial advisor in connection with an evaluation of the Mergers by entering into an engagement letter. The engagement letter between the Crescent Special Committee and Intrepid provides for an opinion fee of $750,000, which was paid to and earned by Intrepid upon delivery of the opinion, regardless of the conclusion reached by Intrepid. The Intrepid engagement letter also provides for a financial advisory fee of $250,000, which was paid to and earned by Intrepid upon execution of the engagement letter, and a transaction fee of $750,000, which becomes payable upon the closing of the Transaction, $250,000 of which (to the extent paid) will be fully creditable toward any future investment banking advisory fees payable by the Crescent Special Committee to Intrepid within 18 months of the date of the closing of the Transaction. In addition, Crescent has agreed to reimburse Intrepid for certain of its expenses, including certain attorneys’ fees and disbursements, and to indemnify Intrepid and related persons against various liabilities, including certain liabilities under the federal securities laws. During the past two years, no material relationship has existed between Intrepid and its affiliates and Crescent, SilverBow, KKR and/or any of their respective affiliates pursuant to which compensation was received by Intrepid or its affiliates as a result of such a relationship.
The Crescent Special Committee selected Intrepid to act as its financial advisor on the basis of Intrepid’s qualifications and expertise, knowledge of the oil and gas industry, reputation in the investment community, and independence and experience in transactions similar to the transactions described in the Merger Agreement.
Recommendation of the SilverBow Board and SilverBow’s Reasons for the Mergers
At a meeting held on May 15, 2024, the SilverBow Board unanimously (i) determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are in the best interests of, and are advisable to, SilverBow and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and (iii) recommended that the SilverBow stockholders adopt the Merger Agreement.
In reaching its determination, approval and recommendation, the SilverBow Board consulted with SilverBow’s management, as well as with SilverBow’s legal and financial advisors, and considered a number of factors, as discussed below. Factors that weighed in favor of the Mergers (not necessarily in order of relative importance) include:
Greater Stockholder Value and Return Potential. The attractive value and nature of the consideration to be received in the Mergers by SilverBow stockholders, including:
•the aggregate value and composition of the consideration to be received in the Mergers by holders of SilverBow Common Stock, including each holder’s ability to elect, at its discretion, to receive all Crescent Class A Common Stock, a mix of Crescent Class A Common Stock and cash or all cash (subject to a $400 million aggregate cap on the total cash consideration payable for the SilverBow Common Stock in the Mergers);
•based on the closing price of shares of Crescent Class A Common Stock on the NYSE of $12.35 on May 14, 2024, the last trading day before the SilverBow Board approved the Merger Agreement, the Merger Consideration represented an implied value of $38.59 for each share of SilverBow Common Stock (based on the Stock Election Consideration), which represented a premium of approximately 18.6% to the $32.55 per share closing price of SilverBow Common Stock on that day;
•SilverBow stockholders would own between approximately 21% and 31% of the combined company on a fully diluted pro forma basis as of May 15, 2024, depending on the amount of the cash consideration at closing, allowing SilverBow stockholders to participate in the equity value of the combined company, which will include the benefits of future growth and expected synergies resulting from the Mergers;
•the exchange ratios with respect to the Stock Election Consideration and the Mixed Consideration are fixed and will not fluctuate in the event that the market price of Crescent Class A Common Stock increases relative to the market price of SilverBow Common Stock between the date of the Merger Agreement and the closing of the Mergers;
•the Crescent Class A Common Stock to be issued to holders of SilverBow Common Stock in the Mergers comes with a cash dividend by Crescent in addition to the potential for future share repurchases by Crescent;
•due to its higher average daily trading volume, the trading market for Crescent Class A Common Stock should provide SilverBow stockholders who receive Crescent Class A Common Stock in the Mergers with greater trading liquidity than is currently available for SilverBow Common Stock;
•none of the other potential bidders that were approached as part of the strategic outreach process in 2024 made any formal business combination proposal to SilverBow and the belief of the SilverBow Board, following consultation with SilverBow management and SilverBow’s financial advisors, that it was unlikely that an alternative bidder, including Kimmeridge, could offer a transaction with a similar consideration mix or on terms, adjusted for risk, that would be superior in value including delivering the potential upside that is being provided in connection with the Mergers; and
•the expectation that the Mergers will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, which means that the Mergers are expected to be a tax-free transaction for SilverBow stockholders (other than with respect to cash received in the transaction).
Benefits of a Combined Company: Greater Scale and Financial Strength. The belief of the SilverBow Board that Crescent, following the Mergers, would be well positioned to achieve further free cash flow growth and generate superior returns for SilverBow’s former stockholders, including:
•that the combination of Crescent and SilverBow would establish a leading exploration and production company, with an expanded presence in the Eagle Ford Basin and the opportunity to leverage adjacent operations and overhead efficiencies;
•that the combined production base will exceed $6 billion of proved developing producing reserves based on 2023 year-end SEC pricing;
•that each of Crescent and SilverBow has successfully employed a strategy of reducing costs, improving returns and increasing cash flow;
•the expectation that the combined company will have greater financial and operational flexibility to pursue acquisitions and other growth opportunities in SilverBow’s current areas of focus, and in complementary plays, as compared to SilverBow on a standalone basis;
•the fact that the Mergers diversify SilverBow, providing complementary resources, including that Crescent’s size and scale in the Eagle Ford, Austin Chalk and Rockies Basins should reduce SilverBow stockholder exposure to standalone share price volatility;
•the expectation that the combined company will have a peer-leading decline rate as well as inventory with a long reserve life that will provide meaningful cash flow stability along with substantial reinvestment opportunities, including the expectation that the combined company will have approximately $645 million in levered free cash flow and $2.1 billion in EBITDA by the end of 2024;
•the expectation that the increased scale of the combined company will improve its credit profile and create the potential for further improved cost of capital; and
•the expectation that the combined company will utilize cost reductions through leveraging service provider relationships and reducing drilling and completion times.
Opportunity to Receive Alternative Acquisition Proposals and to Terminate the Mergers in Order to Accept a Superior Proposal. The SilverBow Board considered the terms of the Merger Agreement related to SilverBow’s ability to respond to unsolicited acquisition proposals and determined that the provisions of the Merger Agreement would not deter or preclude any third party from making a competing proposal and that the SilverBow Board would be able, under certain circumstances, to furnish information and enter into discussions and negotiations in connection with a competing proposal. In this regard, the SilverBow Board considered that:
•experience demonstrates that an executed Merger Agreement is not a deterrent to potential topping bids;
•subject to compliance with the applicable provisions of the Merger Agreement, the SilverBow Board may, before adoption of the Merger Agreement by SilverBow stockholders, change its recommendation to SilverBow stockholders in certain circumstances if the SilverBow Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law;
•subject to its compliance with the applicable provisions of the Merger Agreement, the SilverBow Board may terminate the Merger Agreement in order to enter into a superior proposal; and
•the SilverBow Board believed that the termination fee of $30.5 million, which equals approximately 3.0% of the equity value of SilverBow implied in the Mergers, is reasonable in light of the circumstances and the overall terms of the Merger Agreement, and would not discourage alternative acquisition proposals from credible third parties willing and able to make such proposals. SilverBow would be required to pay the termination fee to Crescent in certain circumstances, including if (i) Crescent terminates the Merger Agreement in connection with a change in the SilverBow Board’s recommendation to its stockholders with respect to the adoption of the Merger Agreement or (ii) SilverBow terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal.
Post-Merger Corporate Governance. The SilverBow Board considered that the Merger Agreement provides that (i) Crescent must take all actions reasonably necessary to appoint two individuals to the Crescent Board designated by the SilverBow Board and reasonably acceptable to Crescent as of the Initial Merger Effective Time and (ii) that each party will use its reasonable best efforts to cooperate with the other party in connection with planning the integration of the business operations of the combined company.
Opinion of SilverBow’s Financial Advisors. The SilverBow Board considered:
•the oral opinion of BofA Securities delivered to the SilverBow Board, which was confirmed by delivery of a written opinion dated May 15, 2024, to the effect that, as of the date of such opinion and based on and subject to various assumptions and limitations set forth in the written opinion, the Stock Election Consideration Exchange Ratio provided for in the Mergers was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares ), as more fully described in the section entitled “The Mergers—Opinion of BofA Securities, Inc., SilverBow’s Financial Advisor” of this joint proxy statement/prospectus; and
•the oral opinion of Evercore rendered to the SilverBow Board on May 15, 2024, which was subsequently confirmed in Evercore’s written opinion dated May 15, 2024, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Stock Election Consideration Exchange Ratio was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares), as more fully described below in the section entitled “The Mergers—Opinion of Evercore Group L.L.C., SilverBow’s Financial Advisor” beginning on page 137 and the full text of the written opinion of Evercore attached as Annex G to this joint proxy statement/prospectus.
Terms of the Merger Agreement. The SilverBow Board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable to SilverBow and the SilverBow stockholders. The SilverBow Board noted in particular that the completion of the Mergers is not subject to any financing condition, which enhances the likelihood that the Mergers will be completed.
In addition, the SilverBow Board considered that there are restrictions in the Merger Agreement on Crescent’s ability to respond to and negotiate certain alternative transaction proposals from third parties and for the Crescent Board to make a change in recommendation, and that, in certain circumstances, Crescent could be required to pay a termination fee of $61.0 million to SilverBow or an expense reimbursement of $5.1 million.
Support Agreements. The SilverBow Board considered the fact that each of the Crescent Supporting Stockholders, who beneficially own in the aggregate approximately 43% of the outstanding shares of Crescent Common Stock and all of the Crescent Preferred Stock, would enter into the Crescent Support Agreement to support the Mergers concurrently with the signing of the Merger Agreement.
Management Agreement Amendment. The SilverBow Board considered the fact that, concurrent with the signing of the Merger Agreement, Crescent would enter into the Management Agreement Amendment, pursuant to which the incremental Management Fee (as defined in the Management Agreement) that will become payable to the Manager as a result of the issuance of shares of Crescent Class A Common Stock issuable in the Mergers will not exceed $9 million.
In the course of its deliberations, the SilverBow Board also considered a variety of risks and other potentially negative factors, including the following:
•Risks Associated with Crescent Stockholder Approval. The SilverBow Board considered that, even if the SilverBow Merger Proposal is approved by SilverBow stockholders, Crescent stockholders may not approve the Crescent Stock Issuance, which is a closing condition of the Mergers;
•Risks Associated with Regulatory Approval. The Mergers are conditioned on the absence of an injunction prohibiting the consummation of the Mergers and the expiration or termination of the waiting period under the HSR Act. While each party is required to use reasonable best efforts to lift any restraint, injunction or other legal bar to the Mergers, Crescent is not obligated to accept or agree to certain divestiture or other remedies in obtaining regulatory approval nor is Crescent obligated to compensate SilverBow if regulatory approval of the Mergers is not obtained;
•Fixed Exchange Ratios. The SilverBow Board considered that because the non-cash Merger Consideration is based on fixed exchange ratios rather than a fixed value, SilverBow stockholders receiving Crescent Class A Common Stock will bear the risk of a decrease in the trading price of Crescent Class A Common Stock during the pendency of the Mergers and the Merger Agreement does not provide SilverBow with a collar or a value-based termination right;
•Interim Operating Covenants. The SilverBow Board reviewed and considered the restrictions imposed on SilverBow’s business and operations during the pendency of the Mergers and, although it concluded that such restrictions are reasonable and not unduly burdensome, such restrictions may delay or prevent SilverBow from undertaking business opportunities that may arise or other actions it could potentially otherwise take with respect to the operations of SilverBow pending the consummation of the Mergers;

•Controlled Company. The SilverBow Board considered the fact that Crescent would continue to be a controlled company following the Mergers, including:
•that the Crescent Preferred Stock entitles the Series I Preferred Stockholder to appoint the entire combined company board, subject to the requirement to appoint two SilverBow designees at the Initial Merger Effective time as described above, as well as certain consent rights over specified actions including incurrence of debt, changes in officers, mergers, acquisitions and divestitures;
•the fact that, after the Mergers, unlike common equity in traditional corporate structures, including the existing structure of SilverBow, holders of Crescent Common Stock will not vote for the election of directors, which may result in holders of Crescent Common Stock having less ability to influence Crescent’s business than would the holders of common equity in a traditional corporate structure such as SilverBow’s;
•that Crescent is reliant on the Manager to manage its business and operations and provide the executive management team pursuant to the Management Agreement, but while the Manager’s personnel and other resources expect to dedicate the majority of its time to Crescent’s assets and operations, the Manager’s personnel and other resources may be utilized for other projects unrelated to Crescent, and the allocation of such resources is generally within the Manager’s discretion; and
•that the Manager receives fees under the Management Agreement and the reimbursement of certain costs or expenses incurred by the Manager on behalf of Crescent;
•Risks Associated with the Pendency of the Mergers. The SilverBow Board reviewed and considered the risks and contingencies relating to the announcement and pendency of the Mergers (including the likelihood of litigation or other opposition challenging the Mergers and the other transactions contemplated by the Merger Agreement) and the risks and costs to SilverBow if the Mergers are not completed in a timely manner or if the Mergers do not close at all, including potential employee attrition, the impact on SilverBow’s relationships with third parties and the effect termination of the Merger Agreement may have on the trading price of SilverBow Common Stock and SilverBow’s operating results;
•Possible Failure to Integrate. The SilverBow Board reviewed and considered the potential challenges and difficulties in integrating the operations of SilverBow and Crescent and the risk that operational efficiencies between the two companies, or other anticipated benefits of the Mergers, might not be realized or might take longer to realize than expected;
•Termination Fee. The SilverBow Board considered that the Merger Agreement provides that, in certain circumstances, SilverBow could be required to pay a termination fee of $30.5 million to Crescent or an expense reimbursement of $5.1 million;
•Competing Proposals. The SilverBow Board considered that there are restrictions in the Merger Agreement on SilverBow’s ability to respond to and negotiate certain alternative transaction proposals from third parties and for the SilverBow Board to make a change in recommendation;
•Crescent’s Ability to Terminate for a Superior Proposal or Change its Recommendation. Crescent’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a superior proposal or for the Crescent Board to change its recommendation, provided that Crescent pays to SilverBow a termination fee of $61.0 million;
•Merger Costs. The SilverBow Board considered the significant costs associated with the completion of the Mergers, including SilverBow management’s time and energy and potential opportunity cost that will be incurred by the combined company as a result of the Mergers, and the possibility that the $5.1 million expense reimbursement fee that Crescent would be required to pay under the Merger Agreement upon termination of the Merger Agreement under certain circumstances would be insufficient to compensative SilverBow for its costs incurred in connection with the Merger Agreement;

•Other Interests. SilverBow’s directors and executive officers have interests in the Mergers that may be different from, or in addition to, the interests of SilverBow stockholders generally, as more fully described under “The Mergers—Interests of SilverBow Directors and Executive Officers in the Mergers” beginning on page 160. The SilverBow Board was aware of and considered these potential interests, among other matters, in evaluating the Mergers and in making its recommendation to SilverBow stockholders; and
•Other Risks. The SilverBow Board considered risks of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.
This discussion of the information and factors considered by the SilverBow Board in reaching its conclusions and recommendation includes the principal factors considered by the SilverBow Board, but is not intended to be exhaustive and may not include all of the factors considered by the SilverBow Board. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the SilverBow Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Mergers and the other transactions contemplated by the Merger Agreement, and to make its recommendation to SilverBow stockholders. Rather, the SilverBow Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of SilverBow’s management and outside legal and financial advisors. In addition, individual members of the SilverBow Board may have assigned different weights to different factors.
It should be noted that this explanation of the reasoning of the SilverBow Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of BofA Securities, Inc., SilverBow’s Financial Advisor
SilverBow retained BofA Securities to act as its financial advisor in connection with the Mergers. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SilverBow Board selected BofA Securities to act as its financial advisor in connection with the Mergers on the basis of BofA Securities’ experience in transactions similar to the Mergers, its reputation in the investment community and its familiarity with SilverBow and its business.
On May 15, 2024, at a meeting of the SilverBow Board held to evaluate the Mergers, representatives of BofA Securities delivered to the SilverBow Board the oral opinion of BofA Securities, which was confirmed by delivery of a written opinion dated May 15, 2024, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations set forth in the written opinion, the Stock Election Consideration Exchange Ratio provided for in the Mergers was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares).
The full text of BofA Securities’ written opinion to the SilverBow Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the written opinion. BofA Securities delivered its opinion to the SilverBow Board for the benefit and use of the SilverBow Board (in its capacity as such) in connection with and for purposes of its evaluation of the Mergers. BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Mergers (other than the Stock Election Consideration Exchange Ratio to the extent expressly specified in its opinion) and no opinion or view was expressed as to the relative merits of the Mergers in comparison to other strategies or transactions that might be available to SilverBow or in which SilverBow might engage or as to the underlying business decision of SilverBow to proceed with or effect the Mergers. BofA Securities’ opinion does not constitute a recommendation as to how any stockholder should vote or act in connection with the Mergers or any other matter.

In connection with this opinion, BofA Securities have, among other things:
(i)reviewed certain publicly available business and financial information relating to SilverBow and Crescent;
(ii)reviewed certain internal financial and operating information with respect to the business, operations and prospects of SilverBow furnished to or discussed with BofA Securities by the management of SilverBow, including certain financial forecasts relating to SilverBow prepared by the management of SilverBow (such forecasts, “SilverBow Forecasts”);
(iii)reviewed certain internal financial and operating information with respect to the business, operations and prospects of Crescent furnished to or discussed with BofA Securities by the management of Crescent, including certain financial forecasts relating to Crescent prepared by the management of Crescent (such forecasts, “Crescent Forecasts”);
(iv)reviewed an alternative version of the Crescent Forecasts incorporating certain adjustments thereto made by the management of SilverBow (the “SilverBow-Adjusted Crescent Forecasts”) and discussed with the management of SilverBow its assessments as to the relative likelihood of achieving the future financial results reflected in the Crescent Forecasts and the SilverBow-Adjusted Crescent Forecasts;
(v)reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Synergies”) anticipated by the management of Crescent to result from the Mergers;
(vi)reviewed and discussed with members of senior management of SilverBow estimates of the amount and utilization of certain net operating losses and other tax attributes of SilverBow prepared by the management of SilverBow (the “SilverBow NOLs”);
(vii)reviewed and discussed with members of senior management of SilverBow estimates of the amount and utilization of certain net operating losses and other tax attributes of Crescent prepared by the management of Crescent (the “Crescent NOLs”);
(viii)discussed the past and current business, operations, financial condition and prospects of SilverBow with members of senior management of SilverBow, and discussed the past and current business, operations, financial condition and prospects of Crescent with members of senior managements of SilverBow and Crescent;
(ix)reviewed the potential pro forma financial impact of the Mergers on the future financial performance of Crescent;
(x)reviewed the trading histories for SilverBow Common Stock and Crescent Class A Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Securities deemed relevant;
(xi)compared certain financial and stock market information of SilverBow and Crescent with similar information of other companies BofA Securities deemed relevant;
(xii)compared certain financial terms of the Mergers to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;
(xiii)reviewed a draft, dated May 15, 2024 of the Merger Agreement (the “Draft Agreement”); and
(xiv)performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.
In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Securities and relied upon the assurances of the managements of SilverBow and Crescent that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the SilverBow Forecasts and the SilverBow NOLs, BofA Securities was advised by SilverBow, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SilverBow as to the future financial performance of SilverBow and the other matters covered thereby. With respect to the Crescent Forecasts, Synergies and Crescent NOLs, BofA Securities was advised by Crescent, and assumed, with the consent of SilverBow, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Crescent as to the future financial performance of Crescent and other matters covered thereby. With respect to the SilverBow-Adjusted Crescent Forecasts, BofA Securities assumed, at the direction of SilverBow, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SilverBow as to the future financial performance of Crescent and the other matters covered thereby and, based on the assessments of the management of SilverBow as to the relative likelihood of achieving the future financial results reflected in the Crescent Forecasts and the SilverBow-Adjusted Crescent Forecasts, BofA Securities relied, at the direction of SilverBow, on the SilverBow-Adjusted Crescent Forecasts for purposes of its opinion. BofA Securities relied, at the direction of SilverBow, on the assessments of the management of Crescent as to Crescent’s ability to achieve the Synergies and was advised by SilverBow, and assumed, with the consent of SilverBow, that the Synergies would be realized in the amounts and at the times projected. BofA Securities relied, at the direction of SilverBow, on the assessments of the management of SilverBow as to the ability of SilverBow to utilize the SilverBow NOLs and was advised by SilverBow, and assumed, at the direction of SilverBow, that such SilverBow NOLs would be utilized in the amounts and at the times projected. BofA Securities relied, at the direction of SilverBow, on the assessments of the management of Crescent as to Crescent’s ability to utilize the Crescent NOLs and was advised by SilverBow, and assumed, with the consent of SilverBow, that such Crescent NOLs would be utilized in the amounts and at the times projected. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SilverBow, Crescent or any other entity, nor did BofA Securities make any physical inspection of the properties or assets of SilverBow, Crescent or any other entity. BofA Securities did not evaluate the solvency or fair value of SilverBow or Crescent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of SilverBow, that the Mergers would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on SilverBow, Crescent or the Mergers (or the contemplated benefits thereof). BofA Securities also assumed, at the direction of SilverBow, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Securities.
BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Mergers (other than the Stock Election Consideration Exchange Ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Mergers, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Mergers or otherwise. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Stock Election Consideration Exchange Ratio to be received by holders of SilverBow Common Stock (other than Excluded Shares) and no opinion or view was expressed with respect to any consideration received in connection with the Mergers by the holders of any class of securities, creditors or other constituencies of any party. BofA Securities expressed no opinion or view with respect to the Mixed Consideration or the Cash Election Consideration. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Mergers, or class of such persons, relative to the Stock Election Consideration Exchange Ratio or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Mergers in comparison to other strategies or transactions that might be available to SilverBow or in which SilverBow might engage or as to the underlying business decision of SilverBow to proceed with or effect the Mergers. In addition, BofA Securities did not express any view or opinion with respect to, and it relied, with the consent of SilverBow, upon the assessments of representatives of SilverBow regarding, legal, regulatory, accounting, tax and similar matters relating to SilverBow or any other entity and the Mergers

(including the contemplated benefits thereof) as to which BofA Securities understood that SilverBow obtained such advice as they deemed necessary from qualified professionals. BofA Securities did not express any opinion as to what the value of Crescent Class A Common Stock actually would be when issued or the prices at which SilverBow Common Stock or Crescent Class A Common Stock will trade at any time, including following announcement or consummation of the Mergers. BofA Securities further expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Mergers or any related matter.
BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. As the SilverBow Board was aware, the credit, financial and stock markets had been experiencing unusual volatility and BofA Securities expressed no opinion or view as to any potential effects of such volatility on SilverBow, Crescent or the Mergers. It should be understood that subsequent developments may affect BofA Securities’ opinion, and BofA Securities does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities.
The discussion set forth below in the sections entitled “—Summary of Material Financial Analyses of SilverBow,” “—Summary of Material Financial Analyses of Crescent” and “—Summary of Material Relative Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the SilverBow Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.
Summary of Material Company Financial Analyses of SilverBow
Discounted Cash Flow Analysis
BofA Securities performed a discounted cash flow analysis of SilverBow to calculate a range of implied present values per share of SilverBow Common Stock utilizing estimates of the standalone unlevered, after-tax free cash flows that SilverBow was forecasted to generate during the period from the second quarter of calendar year 2024 through calendar year 2028 as reflected in the SilverBow Forecasts. BofA Securities calculated terminal values for SilverBow by applying terminal forward multiples of 1.75x to 2.25x to SilverBow’s estimated terminal year adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on the SilverBow Forecasts and SilverBow management guidance, which multiple range was selected based on BofA Securities’ professional judgment and experience and after taking into consideration, among other things, SilverBow’s historical next-twelve-months adjusted EBITDA multiples. The unlevered free cash flows, terminal values and the estimated benefits from SilverBow’s net operating loss carryforwards for the period after calendar year 2028 were then discounted to present value as of April 1, 2024, utilizing a mid-year discounting convention, and using discount rates ranging from 10.5% to 12.3%, which were based on an estimate of SilverBow’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated an implied equity value reference range per share for SilverBow by deducting from this range of present values SilverBow’s net debt and an estimate of SilverBow’s asset retirement obligations as of April 1, 2024, in each case, as provided by the management of SilverBow, and dividing the result by a number of fully diluted shares of SilverBow Common Stock outstanding, as provided by the management of SilverBow. This analysis indicated the following approximate implied equity value reference range per share for SilverBow as compared to $38.59 per SilverBow’s Common Stock (calculated as the Stock Election Consideration Exchange Ratio of 3.125x multiplied by the closing price of Crescent Class A Common Stock on May 14, 2024 (the “Implied Exchange Ratio Value”)), and the closing price per share of SilverBow Common Stock on May 14, 2024:

Implied Equity Value Reference Range Per Share	Implied Exchange Ratio Value	May 14, 2024 Closing Price Per Share of SilverBow Common Stock
$26.97 - $40.43	$38.59	$32.55

Selected Precedent Transactions Analysis
BofA Securities reviewed, to the extent publicly available, financial information relating to the following selected transactions involving acquisitions of publicly traded oil & gas companies operating in the Eagle Ford basin:

Date Announced	Acquiror	Target / Seller
08/14/23	SilverBow Resources, Inc.	Chesapeake Energy Corporation
05/03/23	Ridgemar Energy Operating, LLC	Callon Petroleum Company
05/02/23	Crescent Energy Company	Mesquite Energy, Inc.
02/28/23	Baytex Energy Corp.	Ranger Oil Corporation
02/21/23	INEOS Upstream Holdings Limited	Chesapeake Energy Corporation
01/18/23	WildFire Energy I LLC	Chesapeake Energy Corporation
11/02/22	Marathon Oil Corporation	Ensign Natural Resources LLC
09/30/22	Kimmeridge Energy Management Company, LLC	Laredo Energy Operating
08/09/22	Devon Energy Corp.	Validus Energy
04/14/22	SilverBow Resources, Inc.	Sundance Energy, Inc.
01/04/22	Lime Rock Resources	TreadStone Energy Partners II, LLC
09/15/21	Warwick Investment Group	Rosewood Resources, Inc.
07/26/21	Verdun Oil Company II LLC	EP Energy Corporation
07/12/21	Penn Virginia Corporation	Lonestar Resources US Inc.
07/08/21	Wildfire Energy I LLC	Hawkwood Energy LLC
03/24/21	Validus Energy	Ovintiv Inc.
11/03/20	Juniper Capital Advisors, L.P.	Penn Virginia Corporation
11/07/19	Repsol, S.A.	Equinor ASA
11/06/19	Marathon Oil Corporation	Delago Resources, LLC
05/06/19	Ensign Natural Resources LLC	Pioneer Naturals Resources USA, Inc.
BofA Securities reviewed the enterprise value implied for each target company based on the consideration payable in the selected transaction, as a multiple of the target company’s estimated EBITDA in the fiscal year in which the transaction was announced. The overall low to high enterprise value to EBITDA multiples for the selected transactions were 2.3x to 7.5x (with a mean of 3.4x and a median of 3.3x).
Based on BofA Securities’ review of the enterprise values to EBITDA multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to EBITDA multiple reference range of 2.3x to 3.3x to SilverBow’s estimated adjusted EBITDA for 2024, as reflected in the SilverBow Forecasts, to calculate a range of implied enterprise values for SilverBow. BofA Securities then calculated an implied equity value reference range per share of SilverBow Common Stock by deducting from this range of implied enterprise values SilverBow’s net debt as of April 1, 2024, as provided by the management of SilverBow, and dividing the result by a number of fully-diluted shares of SilverBow Common Stock outstanding, as provided by the management of SilverBow.
This analysis indicated the following approximate implied equity value reference range per share for SilverBow, as compared to the Implied Exchange Ratio Value and the closing price per share of the SilverBow Common Stock on May 14, 2024:

Implied Equity Value Reference Range Per Share	Implied Exchange Ratio Value	May 14, 2024 Closing Price Per Share of SilverBow Common Stock
$31.89 - $63.55	$38.59	$32.55

No selected precedent transaction used in this analysis or the applicable seller or target is identical or directly comparable to SilverBow or the Mergers. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which SilverBow and the Mergers were compared.
Selected Publicly Traded Companies Analysis
BofA Securities reviewed publicly available financial and stock market information for SilverBow and the following selected publicly traded companies:
•Baytex Energy Corp.
•Vital Energy, Inc.
•Crescent Energy Company
BofA Securities reviewed, among other information, enterprise values for each of the selected publicly traded companies, and for SilverBow, calculated as equity value based on closing stock prices of the applicable company on May 14, 2024, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents (as applicable), as a multiple of estimated EBITDA for calendar year 2024, for the applicable selected company. Financial data of the selected publicly traded companies were based on public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of May 14, 2024. Financial data of SilverBow was derived from SilverBow’s public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of May 14, 2024 and the SilverBow Forecasts. The overall low to high calendar year 2024 enterprise value to EBITDA multiples observed for the selected publicly traded companies were 2.9x to 3.2x (with a mean of 3.0x and a median of 3.0x). BofA Securities noted that the calendar year 2024 enterprise value to EBITDA multiples observed for SilverBow were 2.3x (based on the SilverBow Forecasts) and 2.5x (based on Wall Street research analysts’ estimates). BofA Securities also calculated and compared the average enterprise value to next-twelve-months EBITDA multiples for the selected publicly traded companies as a group and for Silverbow as of May 14, 2024, and for the six-month, one-year, two-year, three-year and five-year periods ending May 14, 2024. Financial data of SilverBow and the selected publicly traded companies in this review were based on public filings and publicly available Wall Street research analysts’ estimates. The current and historical average enterprise value to next-twelve-months EBITDA multiples observed for the selected publicly traded companies as a group and for SilverBow were as follows:

	6-Month Avg.	1-Year Avg.	2-Year Avg.	3-Year Avg.	5-Year Avg.	Current.
SilverBow	2.4x	2.1x	2.1x	2.3x	2.6x	2.3x
Selected Companies	2.8x	2.8x	2.9x	3.0x	3.3x	3.1x
Based on BofA Securities’ review of the enterprise value to EBITDA multiples observed for the selected publicly traded companies, the historical enterprise value to next-twelve-months EBITDA multiples for the selected publicly traded companies and on its professional judgment and experience, BofA Securities applied (i) an enterprise value to EBITDA multiple reference range of 2.75x to 3.25x to SilverBow’s estimated adjusted EBITDA for 2024, as reflected in the SilverBow Forecasts, and (ii) an enterprise value to next-twelve-months EBITDA multiple reference range of 1.97x to 2.47x to SilverBow’s estimated adjusted EBITDA for the twelve-month period ended March 31, 2025, as reflected in the SilverBow Forecasts, in each case, to calculate a range of implied enterprise values for SilverBow. BofA Securities then calculated implied equity value reference ranges per share of SilverBow Common Stock by deducting from these ranges of implied enterprise values SilverBow’s net debt as of April 1, 2024, as provided by the management of SilverBow, and dividing the results by a number of fully-diluted SilverBow Common Stock outstanding, as provided by the management of SilverBow).

This analysis indicated the following approximate implied equity value reference ranges per share for SilverBow, as compared to the Implied Exchange Ratio Value and the closing price per share of the SilverBow Common Stock on May 14, 2024:

Implied Equity Value Reference Range Per Share		Implied Exchange Ratio Value	May 14, 2024 Closing Price Per SilverBow Common Stock (other than Excluded Shares)
2024 EBITDA Multiples	NTM EBITDA Multiples
$46.13 - $61.96	$25.19 - $41.97	$38.59	$32.55
No selected publicly traded company used in this analysis is identical or directly comparable to SilverBow. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which SilverBow was compared.
Other Factors
BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:
Premiums Paid. BofA Securities reviewed the premiums paid in selected precedent upstream oil & gas transactions with stock consideration consisting of 100% or a majority of the total consideration paid, since 2019. For each of the transactions, BofA Securities calculated the premium represented by the offer price over the target company’s unaffected share price, meaning the closing share price one day prior to the earliest of (i) the announcement of the transaction, (ii) the target company’s public disclosure of a potential transaction or review of strategic alternatives, and (iii) the occurrence of public speculation of a transaction or other market rumors or speculation (which earliest date is referred to as the “unaffected date”). Based on this review and its professional judgment and experience, BofA Securities applied an illustrative range of premiums of 5% to 20% to the unaffected share price of SilverBow Common Stock of $31.72 on March 12, 2024 (the day prior to Kimmeridge’s public proposal to acquire SilverBow), to derive an approximate implied equity value reference range per share for SilverBow of $33.31 to $38.06.
Wall Street Research Analyst Price Targets. BofA Securities reviewed certain publicly available Wall Street research analyst price targets for SilverBow Common Stock, which had a price target range (discounted by one year at a 14.1%, the average cost of equity) of $29.81 to $48.22 per share of SilverBow Common Stock.
52-Week Trading Range. BofA Securities reviewed the trading range for the SilverBow Common Stock for the 52-week period ended May 14, 2024, which was $22.14 to $43.95 per share of SilverBow Common Stock.
Illustrative NAV Analysis BofA Securities performed a NAV analysis of SilverBow utilizing SilverBow management reserve planning database as reflected in the SilverBow Forecasts and applying separate discount rates ranges for each reserve category ranging from 10%-12% to 30%-40%, to derive an estimated range of net asset values for SilverBow. This analysis indicated an approximate implied equity value reference range per share for SilverBow of $23.87 to $34.18.
Summary of Material Company Financial Analyses of Crescent
Discounted Cash Flow Analysis
BofA Securities performed a discounted cash flow analysis of Crescent to calculate a range of implied present values per share of Crescent Class A Common Stock utilizing estimates of the standalone unlevered, after-tax free cash flows that Crescent was forecasted to generate during the period from the second quarter of calendar year 2024 through calendar year 2028 as reflected in the SilverBow-Adjusted Crescent Forecasts. BofA Securities calculated terminal values for Crescent by applying terminal forward multiples of 2.75x to 3.25x to Crescent’s estimated terminal year adjusted EBITDA based on the SilverBow-Adjusted Crescent Forecasts and SilverBow management guidance, which multiple range was selected based on BofA Securities’ professional judgment and experience and after taking into consideration, among other things, Crescent’s historical next-twelve-months adjusted EBITDA multiples. The unlevered free cash flows and terminal values were then discounted to present value as of April 1, 2024 utilizing a mid-year discounting convention, and using discount rates ranging from 10.00% to 11.90%, which were based on an estimate of Crescent’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated an implied equity value per share of SilverBow Common Stock by deducting from this range of present values Crescent’s net debt and non-controlling interests as of March 31, 2024, in each case, as provided by management of SilverBow, and dividing the result by a number of fully diluted shares of Crescent Class A Common Stock outstanding, as provided by management of SilverBow. This analysis indicated the following approximate implied equity value reference ranges per share for Crescent, as compared to the closing price per share of Crescent Class A Common Stock on May 14, 2024:

Implied Equity Value Reference Range Per Share	May 14, 2024 Closing Price Per Crescent Class A Common Stock
$10.17 - $13.31	$12.35
Selected Publicly Traded Companies Analysis
BofA Securities reviewed publicly available financial and stock market information for the Company and the following selected publicly traded companies:
•Civitas Resources Inc.
•SM Energy Company
•Vital Energy, Inc.
BofA Securities reviewed, among other information, enterprise values for each of the selected publicly traded companies, and for Crescent, calculated as equity value based on closing stock prices of the applicable company on May 14, 2024, plus debt, preferred equity and non-controlling interest (as applicable), less cash and cash equivalents (as applicable), as a multiple of estimated EBITDA for calendar year 2024, for the applicable selected company. Financial data of the selected publicly traded companies were based on public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of May 14, 2024. Financial data of Crescent was derived from the Crescent’s public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of May 14, 2024 and the SilverBow-Adjusted Crescent Forecasts. The overall low to high calendar year 2024 enterprise value to EBITDA multiples observed for the selected publicly traded companies were 2.9x to 3.8x (with a mean of 3.3x and a median of 3.3x). BofA Securities noted that the calendar year 2024 enterprise value to EBITDA multiples observed for Crescent were both 3.2x (based on Wall Street research analysts’ estimates as well as the SilverBow-Adjusted Crescent Forecasts). BofA Securities also calculated and compared the enterprise value to next-twelve-months EBITDA multiples for the selected publicly traded companies as a group and for Crescent, as of May 14, 2024, and for the six-month, one-year and two-year periods ending May 14, 2024. Financial data of Crescent and the selected publicly traded companies in this review were based on public filings and publicly available Wall Street research analysts’ estimates. The current and historical enterprise values to the average next-twelve-months EBITDA multiples observed for the selected publicly traded companies as a group and for Crescent were as follows:

	6-Month Avg.	1-Year Avg.	2-Year Avg.	Current.
Crescent	3.0x	2.9x	2.9x	3.2x
Selected Companies	2.8x	2.7x	2.7x	3.2x
Based on BofA Securities’ review of the enterprise values to EBITDA multiples observed for the selected publicly traded companies, the historical enterprise value to next-twelve-months EBITDA multiples for the selected publicly traded companies and on its professional judgment and experience, BofA Securities applied (i) an enterprise value to EBITDA multiple reference range of 2.9x to 3.8x to Crescent’s estimated adjusted EBITDA for 2024, as reflected in the SilverBow-Adjusted Crescent Forecasts, (ii) an enterprise value to next-twelve-months EBITDA multiple reference range of 3.18x to 3.68x to Crescent’s estimated adjusted EBITA for the twelve-month period ended March 31, 2025 as reflected in the SilverBow-Adjusted Crescent Forecasts, in each case, to calculate a range of implied enterprise values for Crescent. BofA Securities then calculated implied equity value per share of

Crescent Class A Common Stock by deducting from these ranges of implied enterprise values Crescent’s net debt and non-controlling interests as of March 31, 2024, as provided by the management of SilverBow, and dividing the results by a number of fully-diluted Crescent Class A Common Stock outstanding, as provided by the management of SilverBow.
This analysis indicated the following approximate implied equity value reference ranges per share, as compared to the closing price per share of the Crescent Class A Common Stock on May 14, 2024:

Implied Equity Value Reference Range Per Share		May 14, 2024 Closing Price Per Crescent Class A Common Share
2024 EBITDA Multiples	NTM EBITDA Multiples
$10.32 - $16.67	$12.76 - $16.36	$12.35
No selected publicly traded company used in this analysis is identical or directly comparable to Crescent. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Crescent and the Mergers were compared.
Other Factors
BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:
Wall Street Research Analyst Price Targets. BofA Securities reviewed certain publicly available Wall Street research analyst price targets for Crescent Class A Common Stock (discounted by one year at a 12.5%, the average cost of equity), which ranged from $11.56 to $17.78 per share.
52-Week Trading Range. BofA Securities reviewed the trading range for the Crescent Class A Common Stock for the 52-week period ended May 14, 2024, which was $9.17 to $14.22 per share of Crescent Class A Common Stock.
Illustrative NAV Analysis. BofA Securities performed a NAV analysis of Crescent utilizing SilverBow management’s reserve planning database as reflected in the SilverBow-Adjusted Crescent Forecasts and applying separate discount rates ranges for each reserve category ranging from 8%-10% to 18%-22%, to derive an estimated range of net asset values for Crescent. This analysis indicated an approximate implied equity value reference ranges per share of $8.84 to $11.35.
Summary of Material Relative Financial Analyses
Implied Exchange Ratio Analysis
Utilizing the approximate implied equity value reference ranges per share for SilverBow and Crescent described above under “—Discounted Cash Flow Analysis,” and “–Selected Publicly Traded Companies” (and, for informational purposes only and not part of BofA Securities’ financial analyses with respect to its opinion, under “—Wall Street Research Analyst Price Targets,” “—52-Week Trading Range” and “—Illustrative NAV Analysis”) for each of SilverBow and Crescent, as applicable, BofA Securities derived the implied exchange ratio by dividing the low end and the high end of the approximate implied equity value reference ranges per share derived in each such financial analysis for SilverBow by the high end and the low end of the approximate implied equity value reference range derived in each such financial analysis for Crescent, respectively. Utilizing this method, BofA

Securities calculated the following approximate implied exchange ratio reference ranges, as compared to the Stock Election Consideration Exchange Ratio in the Mergers:

Financial Analyses	Implied Exchange Ratio
Selected Publicly Traded Companies Analysis	2.768x – 6.007x
Discounted Range for Selected Publicly Traded Companies Analysis	1.540x – 3.289x
Discounted Cash Flow Analysis	2.027x – 3.975x
Wall Street Research Analyst Price Target Analysis (For Reference)	1.677x – 4.173x
52-Week Trading Range Analysis (For Reference)	1.557x – 4.793x
Illustrative NAV Analysis (For Reference)	2.103x – 3.864x
Has / Gets Analysis
BofA securities performed a Has/Gets Analysis to calculate the theoretical change in present value for holders of SilverBow Common Stock resulting from the Mergers based on a comparison of (i) the implied equity value attributable to the pro forma ownership by holders of SilverBow Common Stock of Crescent on a pro forma basis giving effect to the Mergers, and (ii) the implied equity value of the 100% ownership by holders of SilverBow Common Stock of SilverBow on a stand-alone basis. For SilverBow on a stand-alone basis, BofA Securities used the approximate implied equity value reference range indicated in its discounted cash flow analysis described above under “Summary of Material Company Financial Analyses of SilverBow—Discounted Cash Flow Analysis.” BofA Securities calculated the range of implied equity value attributable to the pro forma ownership by holders of SilverBow Common Stock of Crescent on a pro forma basis, giving effect to the Mergers, by assuming approximately 31.9% pro forma ownership, based on the number of SilverBow Common Stock estimated to be issued to holders of Crescent Class A Common Stock in the Mergers, utilizing a weighted average cost of capital and terminal multiples based on the blended average of SilverBow’s and Crescent’s standalone midpoint enterprise values derived in the discounted cash flow analyses for each of SilverBow and Crescent summarized above under “—Summary of Material Financial Analyses of SilverBow—Discounted Cash Flow Analysis” and “—Summary of Material Financial Analyses of Crescent—Discounted Cash Flow Analysis.” BofA Securities then compared the SilverBow standalone low implied present value to the pro forma high implied present value and the SilverBow standalone high implied present value to the pro forma low implied present value to calculate the illustrative implied value uplift to SilverBow Common Stock.
This analysis indicated the following change in implied present value for holders of SilverBow Common Stock resulting from the Mergers based on the following approximate implied present value reference range for SilverBow on a standalone and on a pro forma basis:

	Implied Equity Value Reference Range		Illustrative Implied Value Uplift to SilverBow Common Stock
	Has (SilverBow Standalone)	Gets (Pro Forma)
Blended DCF Analysis	$722 - $1,082	$896 - $1,198	17.2% - 66.00%
Miscellaneous
As noted above, the discussion set forth above under the headings “—Summary of Material Financial Analyses of SilverBow,” “—Summary of Material Financial Analyses of Crescent” and “—Summary of Material Relative Financial Analyses,” represents a brief summary of the material financial analyses presented by BofA Securities to the SilverBow Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of SilverBow and Crescent. The estimates of the future performance of SilverBow and Crescent in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses.
These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view to the holders of SilverBow Common Stock (other than Excluded Shares) of the Stock Election Consideration Exchange Ratio provided for in the Mergers and were provided to the SilverBow Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired, or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of SilverBow, Crescent or their respective stocks.
The type and amount of consideration payable in the Mergers was determined through negotiations between SilverBow and Crescent, rather than by any financial advisor, and was approved by the SilverBow Board. The decision to enter into the Mergers Agreement was solely that of the SilverBow Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the SilverBow Board in its evaluation of the Mergers and should not be viewed as determinative of the views of the SilverBow Board or any other party with respect to the Mergers or the Stock Election Consideration Exchange Ratio.
SilverBow has agreed to pay BofA Securities for its services in connection with the Mergers an aggregate fee currently estimated to be approximately $16 million, $2 million of which was payable upon delivery of BofA Securities’ opinion and the remainder of which is payable contingent upon the consummation of the Mergers. In addition, SilverBow also has agreed to reimburse BofA Securities’ expenses and to indemnify BofA Securities against certain liabilities arising out of BofA Securities’ engagement.
BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of (i) SilverBow and certain of its affiliates and (ii) Crescent and certain of its affiliates, including Liberty Mutual Holding Company Inc. (“Liberty Mutual”) and certain KKR affiliates. As of May 15, 2024, BofA Securities and its affiliates held on a non-fiduciary basis (i) outstanding common stock of SilverBow having a market value of approximately $3 million as of such date, representing less than 0.5% of the outstanding common stock of SilverBow as of such date, (ii) outstanding common stock of Crescent having a market value of approximately $3 million as of such date, representing less than 0.5% of the outstanding common stock of Crescent as of such date, (iii) outstanding common stock of a KKR affiliate having a market value of approximately $100 million as of such date, representing less than 0.5% of the outstanding common stock of such KKR affiliate as of such date, and (iv) no common equity of Liberty Mutual.
BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to SilverBow and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to SilverBow in connection with an M&A transaction and other matters, (ii) having acted or acting as a book-running manager, bookrunner and/or underwriter for certain debt and equity offerings of SilverBow, (iii) having acted or acting as a bookrunner and/or arranger for, and/or as a lender under, certain credit facilities and other credit arrangements of SilverBow and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain commodity, derivatives and other trading services to SilverBow and/or certain of its affiliates, and (v) having provided or providing certain treasury management products and services to SilverBow and/or certain of its affiliates. From May 1, 2022 through April 30, 2024, BofA Securities and its affiliates derived aggregate revenues from SilverBow and certain of its affiliates of approximately $8 million for investment and corporate banking services.
In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Crescent and certain of its affiliates, including Liberty Mutual and certain of its affiliates and KKR and its portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Crescent and certain of its affiliates, including Liberty Mutual and certain KKR entities, in connection with certain M&A transactions, (ii) having acted or acting as a book-running manager, bookrunner, global coordinator and/or underwriter for certain debt and equity offerings of Crescent and certain of its affiliates, including Liberty Mutual and certain KKR entities, (iii) having acted or acting as a book-running manager and/or global coordinator for certain debt tender offers of certain affiliates of Crescent, including an affiliate of KKR, (iv) having acted or acting as a bookrunner for certain block trades by Liberty Mutual and certain KKR entities, (v) having acted or acting as an administrative agent, collateral agent, syndication agent, agent, global coordinator, bookrunner and/or arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Crescent and/or certain of its affiliates, including Liberty Mutual and/or certain of its affiliates and certain KKR entities (including acquisition financing), (vi) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Crescent and/or certain of its affiliates, including Liberty Mutual and/or certain of its affiliates and certain KKR entities, and (vii) having provided or providing certain treasury management products and services to Crescent and/or certain of its affiliates, including Liberty Mutual and/or certain of its affiliates and certain KKR entities. In addition, BofA Securities and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Liberty Mutual and/or certain of its affiliates. From May 1, 2022 through April 30, 2024, BofA Securities and its affiliates derived aggregate revenues from Crescent and certain of its affiliates, including Liberty Mutual and certain of its affiliates and certain KKR entities, of approximately $415 million for investment and corporate banking services, and as of the date of this joint proxy statement/prospectus, BofA Securities estimates that the aggregate revenues BofA Securities and its affiliates will derive from Crescent and certain of its affiliates, including Liberty Mutual and certain of its affiliates and certain KKR entities, for concurrent or future investment and corporate banking services during the two years following the date of its opinion will be not less than such amount.
Opinion of Evercore Group L.L.C., Financial Advisor to the SilverBow Board
The SilverBow Board retained Evercore to act as its financial advisor in connection with the SilverBow Board’s evaluation of strategic and financial alternatives, including the Mergers. As part of this engagement, the SilverBow Board requested that Evercore evaluate the fairness of the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares). At a meeting of the SilverBow Board held on May 15, 2024, Evercore rendered to the SilverBow Board its oral opinion, subsequently confirmed by delivery of a written opinion dated May 15, 2024, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Stock Election Consideration Exchange Ratio was fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares).
The full text of the written opinion of Evercore, dated May 15, 2024, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex G and is incorporated herein by reference into this joint proxy statement/prospectus in its entirety. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the SilverBow Board (solely in its capacity as such) in connection with its evaluation of the proposed Mergers. The opinion does not constitute a recommendation to the SilverBow Board or to any other persons in respect of the Mergers, including as to how any holder of shares of SilverBow Common Stock should vote or act in respect of the Mergers. Evercore’s opinion does not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to SilverBow, nor does it address the underlying business decision of SilverBow to engage in the Mergers.
In connection with rendering its opinion Evercore, among other things:
•reviewed certain publicly available business and financial information relating to SilverBow and Crescent that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
•reviewed certain internal projected financial and reserves data relating to SilverBow prepared and furnished to Evercore by the management of SilverBow and certain internal projected financial and reserves data relating to Crescent prepared by Crescent and incorporating certain adjustments thereto made by the management of SilverBow, furnished to Evercore by the management of SilverBow, each as approved for Evercore’s use by SilverBow (the “Forecasts”);
•reviewed certain estimates of the cost savings (the “Synergies”) estimated by management of Crescent to result from the Mergers and the amounts and timing of the realization of such Synergies, as approved for Evercore’s use by SilverBow;
•discussed with managements of SilverBow and Crescent their assessments of the past and current operations of Crescent, the current financial condition and prospects of Crescent and the Forecasts relating to Crescent, as well as the Synergies, and with management of SilverBow their assessment of the past and current operations of SilverBow, the current financial condition and prospects of SilverBow, and the Forecasts, as well as the Synergies;
•reviewed the reported prices and the historical trading activity of SilverBow Common Stock and Crescent Class A Common Stock;
•compared the financial performance of SilverBow and Crescent and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;
•reviewed the financial terms and conditions of a draft, dated May 15, 2024, of the Merger Agreement; and
•performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.
For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and Evercore did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of SilverBow that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts as well as the Synergies, Evercore assumed with the consent of the SilverBow Board that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SilverBow as to the future financial performance of SilverBow and Crescent and the other matters covered thereby. Evercore relied, at the direction of SilverBow, on the assessments of the management of SilverBow as to SilverBow’s ability to achieve the Synergies and was advised by SilverBow, and assumed with the consent of the SilverBow Board that the Synergies would be realized in the amounts and at the times projected. Evercore expressed no view as to the Forecasts, the Synergies, or the assumptions on which they were based.
For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement would not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Mergers would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Mergers would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on SilverBow, Crescent or the consummation of the Mergers or reduce the contemplated benefits to the holders of SilverBow Common Stock of the Mergers.
Evercore did not conduct a physical inspection of the properties or facilities of SilverBow or Crescent and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of SilverBow or Crescent, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of SilverBow or Crescent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. Subsequent developments to Evercore’s opinion could affect its opinion and Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of SilverBow Common Stock (other than Excluded Shares), from a financial point of view, of the Stock Election Consideration Exchange Ratio. Evercore did not express any view on, and its opinion did not address, the Mixed Consideration or the Cash Election Consideration or the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of SilverBow, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SilverBow, or any class of such persons, whether relative to the Stock Election Consideration Exchange Ratio or otherwise. Evercore was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Mergers, including, without limitation, the structure or form of the Mergers, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Mergers as compared to other business or financial strategies that might be available to SilverBow, nor does it address the underlying business decision of SilverBow to engage in the Mergers. Evercore did not express any view on, and its opinion did not address, what the value of Crescent Class A Common Stock actually will be when issued or the prices at which SilverBow Common Stock or Crescent Class A Common Stock will trade at any time, including following announcement or consummation of the Mergers. Evercore’s opinion did not constitute a recommendation to the SilverBow Board or to any other persons in respect of the Mergers, including as to how any holder of shares of SilverBow Common Stock should vote or act in respect of the Mergers. Evercore did not express any opinion as to the prices at which shares of SilverBow Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on SilverBow or the Mergers or as to the impact of the Mergers on the solvency or viability of SilverBow or the ability of SilverBow to pay its obligations when they come due. Evercore is not legal, regulatory, accounting or tax experts and assumed the accuracy and completeness of assessments by SilverBow and its advisors with respect to legal, regulatory, accounting and tax matters.
Set forth below is a summary of the material financial analyses reviewed by Evercore with the SilverBow Board on May 15, 2024 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before May 14, 2024, and is not necessarily indicative of current market conditions.
For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of SilverBow and Crescent. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.
The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.
Summary of Evercore’s Financial Analyses
Net Asset Value Analyses
SilverBow
Evercore calculated the after tax net present value, as of April 1, 2024, of future cash flows SilverBow was expected to generate based on the reserves data relating to SilverBow included in the Forecasts (the “SilverBow Reserves Database”) and using forecasted oil and natural gas prices based on (i) New York Mercantile Exchange strip pricing (which is referred to as “Strip Pricing”) and (ii) Wall Street consensus pricing (which is referred to as “Consensus Pricing”), in each case as of May 10, 2024. For purpose of its analysis, Evercore selected discount rates ranging from 5% to 40% based on its professional judgment and experience depending on the reserve categories. Using the various discount rates depending on the reserve category, Evercore discounted to present value, as of April 1, 2024, the pre-tax cash flows estimated to be generated by SilverBow from the developed and undeveloped reserves estimates, as reflected in the SilverBow Reserves Database, to derive a range of total reserves value. Based on this range of total reserves value, the present value of other capital expenditures, the present value of the future estimated effects of SilverBow’s hedging, the present value of general and administrative expenses, the present value of certain deferred and contingent acquisition payments, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax reserves cash flows by reserve category), SilverBow’s estimated net debt as of March 31, 2024 and the number of fully diluted outstanding shares of SilverBow Common Stock as of May 14, 2024, in each case based on the Forecasts, this analysis indicated ranges of implied equity values per share of SilverBow Common Stock as set forth in the table below, as compared to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024 and an implied price of SilverBow Common Stock of $38.00 based on the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement:

Methodology	Implied Equity Values Per Share
Net Asset Value (Strip Pricing)	$21.25 – $32.16
Net Asset Value (Consensus Pricing)	$35.01 – $50.42
Crescent
Evercore calculated the after tax net present value, as of April 1, 2024, of future cash flows Crescent was expected to generate based on the reserves data relating to Crescent included in the Forecasts (the “Crescent Reserves Database”) and using forecasted oil and natural gas prices based on (i) Strip Pricing and (ii) Consensus Pricing, in each case as of May 10, 2024. For purpose of its analysis, Evercore selected discount rates ranging from 5% to 35% based on its professional judgment and experience depending on the reserve categories. Using the various discount rates depending on the reserve category, Evercore discounted to present value, as of April 1, 2024, the pre-tax cash flows estimated to be generated by Crescent from the developed, probable and possible reserves estimates, as reflected in the Crescent Reserves Database, to derive a range of total reserves value. Based on this range of total reserves value, the present value of other capital expenditures, the present value of the future estimated effects of Crescent’s hedging, the present value of cash general and administrative expenses, the present value of stock based compensation, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax reserves cash flows by reserve category), Crescent’s estimated net debt as of March 31, 2024, the value of Crescent’s minerals portfolio and the number of fully diluted outstanding shares of Crescent Class A Common Stock as of May 14, 2024, in each case based on the Forecasts, this analysis indicated ranges of implied equity values per share of Crescent Class A Common Stock as set forth in the table below, as compared to the closing price of Crescent Class A Common Stock of $12.35 on May 14, 2024:

Methodology	Implied Equity Values Per Share
Net Asset Value (Strip Pricing)	$7.68 – $10.93
Net Asset Value (Consensus Pricing)	$13.66 – $17.97
Implied Exchange Ratio
Utilizing the approximate implied per share equity value derived for SilverBow and Crescent by application of the high and low ends of the relevant reference ranges selected for SilverBow and Crescent as described above and assuming 100% stock consideration consisting entirely of Crescent Class A Common Stock, Evercore calculated the following ranges of implied exchange ratios, as compared to the exchange ratio of 2.636x based on the closing prices of SilverBow Common Stock and Crescent Class A Common Stock on May 14, 2024 and the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement:

Methodology	Implied Exchange Ratio
Net Asset Value (Strip Pricing)	1.944x – 4.188x
Net Asset Value (Consensus Pricing)	1.949x – 3.689x
Discounted Cash Flow Analyses
SilverBow
Evercore performed a discounted cash flow analysis of SilverBow to calculate ranges of implied present values of the per share equity value of SilverBow on a standalone basis utilizing estimates of the standalone unlevered, after-tax free cash flows that SilverBow was forecasted to generate over the period from April 1, 2024 through December 31, 2028 based on the Forecasts and using forecasted oil and natural gas prices based on Strip Pricing and Consensus Pricing, in each case as of May 10, 2024. Evercore calculated terminal values for SilverBow using two methods: (i) a terminal multiple method – under which Evercore calculated terminal values for SilverBow by applying a range of enterprise values to earnings before interest, taxes, depreciation, amortization and exploration expense (which is referred to as “EBITDAX”) for the last 12-month period (which is referred to as “LTM”) multiples of 2.00x to 2.75x, which range was selected based on Evercore’s professional judgment and experience, to an estimate of SilverBow’s terminal year EBITDAX based on the Forecasts, and (ii) a perpetuity growth method – under which Evercore calculated terminal values for SilverBow by applying a range of perpetuity growth rates of negative 1.0% to 0.0%, which range was selected based on Evercore’s professional judgment and experience, to an estimate of the unlevered, after-tax free cash flows that SilverBow was forecasted to generate in the terminal year based on the Forecasts.
The cash flows and terminal values in each case were then discounted to present value as of April 1, 2024 using discount rates ranging from 11.0% to 13.0%, representing an estimate of SilverBow’s weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience, to derive implied enterprise value reference ranges for SilverBow. Based on these ranges of implied enterprise values, SilverBow’s estimated tax savings from its net operating loss carry forwards discounted to present value as of April 1, 2024 using a discount rate of 12.0%, SilverBow’s estimated net debt as of March 31, 2024, certain asset retirement obligations and the number of fully diluted outstanding shares of SilverBow Common Stock as of May 14, 2024, in each case based on the Forecasts, this analysis indicated ranges of implied equity values per share of SilverBow Common Stock as set forth in the table below, as compared to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024 and an implied price of SilverBow Common Stock of $38.00 based on the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement:

Methodology	Implied Equity Values Per Share
Terminal Multiple Method (Strip Pricing)	$22.68 – $41.59
Terminal Multiple Method (Consensus Pricing)	$38.13 – $60.20
Perpetuity Growth Rate Method (Strip Pricing)	$19.75 – $34.03
Perpetuity Growth Rate Method (Consensus Pricing)	$44.42 – $65.03
Crescent
Evercore performed a discounted cash flow analysis of Crescent to calculate ranges of implied present values of the per share equity value of Crescent on a standalone basis utilizing estimates of the standalone unlevered, after-tax free cash flows that Crescent was forecasted to generate over the period from April 1, 2024 through December 31, 2028 based on the Forecasts and using forecasted oil and natural gas prices based on Strip Pricing and Consensus Pricing, in each case as of May 10, 2024. Evercore calculated terminal values for Crescent using two methods: (i) a terminal multiple method – under which Evercore calculated terminal values for Crescent by applying a range of enterprise values to LTM EBITDAX multiples of 2.75x to 3.75x, which range was selected based on Evercore’s professional judgment and experience, to an estimate of Crescent’s terminal year EBITDAX based on the Forecasts, and (ii) a perpetuity growth method – under which Evercore calculated terminal values for Crescent by applying a range of perpetuity growth rates of negative 1.0% to 0.0%, which range was selected based on Evercore’s professional judgment and experience, to an estimate of the unlevered, after-tax free cash flows that Crescent was forecasted to generate in the terminal year based on the Forecasts.
The cash flows and terminal values in each case were then discounted to present value as of April 1, 2024 using discount rates ranging from 10.0% to 12.0%, representing an estimate of Crescent’s weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience, to derive implied enterprise value reference ranges for Crescent. Based on these ranges of implied enterprise values, Crescent’s estimated net debt as of March 31, 2024, the value of certain non-controlling interests, the value of certain equity method investments and the number of fully diluted outstanding shares of Crescent Class A Common Stock as of May 14, 2024, in each case based on the Forecasts, this analysis indicated ranges of implied equity values per share of Crescent Class A Common Stock as set forth in the table below, as compared to the closing price of Crescent Class A Common Stock of $12.35 on May 14, 2024:

Methodology	Implied Equity Values Per Share
Terminal Multiple Method (Strip Pricing)	$8.01 – $12.56
Terminal Multiple Method (Consensus Pricing)	$14.53 – $21.04
Perpetuity Growth Rate Method (Strip Pricing)	$5.81 – $8.94
Perpetuity Growth Rate Method (Consensus Pricing)	$14.21 – $19.90
Implied Exchange Ratio
Utilizing the approximate implied per share equity value derived for SilverBow and Crescent by application of the high and low ends of the relevant reference ranges selected for SilverBow and Crescent as described above and assuming 100% stock consideration consisting entirely of Crescent Class A Common Stock, Evercore calculated the following ranges of implied exchange ratios, as compared to the exchange ratio of 2.636x based on the closing prices of SilverBow Common Stock and Crescent Class A Common Stock on May 14, 2024 and the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement:

Methodology	Implied Exchange Ratio
Terminal Multiple Method (Strip Pricing)	1.806x – 5.194x

Terminal Multiple Method (Consensus Pricing)	1.812x – 4.142x
Perpetuity Growth Rate Method (Strip Pricing)	2.209x – 5.860x
Perpetuity Growth Rate Method (Consensus Pricing)	2.232x – 4.577x
Selected Publicly Traded Companies Analysis
SilverBow
Evercore reviewed and compared certain financial information of SilverBow to corresponding financial multiples and ratios for the following selected publicly traded companies in the oil and gas industry:
•SM Energy Company
•CNX Resources Corporation
•Magnolia Oil & Gas Corporation
•Baytex Energy Corp.
•Crescent
•Gulfport Energy Corporation
•Vital Energy, Inc.
For each of the selected companies and SilverBow, Evercore calculated (i) total enterprise value (defined as equity market capitalization plus total debt plus non-controlling interests, less cash and cash equivalents) as a multiple of estimated calendar years 2024 and 2025 EBITDAX (which is referred to as “TEV / EBITDAX”), and (ii) price as a multiple of estimated calendar years 2024 and 2025 cash flows from operations (“CFO”) per share (“CFPS”) (which is referred to as “Price / CFPS”).
The results of these calculations were as follows:

Benchmark	Mean	Median
TEV / EBITDAX (2024E)	4.2x	3.5x
TEV / EBITDAX (2025E)	3.8x	3.2x
Price / CFPS (2024E)	3.5x	2.8x
Price / CFPS (2025E)	3.0x	2.5x
Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore (i) applied TEV / EBITDAX multiple reference ranges of 2.5x to 3.0x and 2.25x to 2.75x to an estimate of SilverBow’s calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on the Forecasts at Consensus Pricing as of May 10, 2024, and subtracted SilverBow’s estimated net debt as of March 31, 2024 as provided by SilverBow’s management and approved for Evercore’s use by SilverBow, and (ii) applied Price / CFPS multiple reference ranges of 1.25x to 1.75x and 1.00x to 2.0x to an estimate of SilverBow’s calendar year 2024 CFO and calendar year 2025 CFO, respectively, in each case based on the Forecasts at Consensus Pricing as of May 10, 2024, to derive implied equity value reference ranges for SilverBow. Based on these ranges of implied equity values and the number of fully diluted outstanding shares of SilverBow Common Stock as of May 14, 2024, based on the Forecasts, this analysis indicated ranges of implied equity values per share of SilverBow Common Stock as set forth in the table below, as compared to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024 and an implied price of SilverBow Common Stock of $38.00 based on the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement:

Metric	Implied Equity Values Per Share

TEV / EBITDAX (2024E)	$33.53 – $48.42
TEV / EBITDAX (2025E)	$29.20 – $44.79
Price / CFPS (2024E)	$32.20 – $45.08
Price / CFPS (2025E)	$27.18 – $47.57
Although none of these companies is directly comparable to SilverBow, Evercore selected these companies because they are publicly traded companies in the oil and gas industry with business characteristics that Evercore, in its professional judgment and experience, considered generally relevant for purposes of its financial analyses with respect to SilverBow. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.
Crescent
Evercore reviewed and compared certain financial information of Crescent to corresponding financial multiples and ratios for the following selected publicly traded companies in the oil and gas industry:
•Civitas Resources, Inc.
•SM Energy Company
•Magnolia Oil & Gas Corporation
•Baytex Energy Corp.
•Vital Energy, Inc.
•SilverBow
For each of the selected companies and Crescent, Evercore calculated (i) total enterprise value as a multiple of estimated calendar years 2024 and 2025 EBITDAX, and (ii) price as a multiple of estimated calendar years 2024 and 2025 CFPS.
The results of these calculations were as follows:

Benchmark	Mean	Median
TEV / EBITDAX (2024E)	3.3x	3.0x
TEV / EBITDAX (2025E)	3.1x	2.9x
Price / CFPS (2024E)	2.5x	1.9x
Price / CFPS (2025E)	2.3x	1.8x
Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore (i) applied TEV / EBITDAX multiple reference ranges of 2.75x to 3.25x and 2.5x to 3.0x to an estimate of Crescent’s calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on the Forecasts at Consensus Pricing as of May 10, 2024, and subtracted Crescent’s estimated net debt as of March 31, 2024 as provided by SilverBow’s management and approved for Evercore’s use by Crescent, and (ii) applied Price / CFPS multiple reference ranges of 1.75x to 2.25x and 1.50x to 2.25x to an estimate of Crescent’s calendar year 2024 CFO and calendar year 2025 CFO, respectively, in each case based on the Forecasts at Consensus Pricing as of May 10, 2024, to derive implied equity value reference ranges for Crescent. Based on these ranges of implied equity values and the number of fully diluted outstanding shares of Crescent Class A Common Stock as of May 14, 2024, based on the Forecasts, this analysis indicated ranges of implied equity values per share of Crescent Class A

Common Stock as set forth in the table below, as compared to the closing price of Crescent Class A Common Stock of $12.35 on May 14, 2024:

Metric	Implied Equity Values Per Share
TEV / EBITDAX (2024E)	$9.66 – $13.22
TEV / EBITDAX (2025E)	$8.77 – $12.51
Price / CFPS (2024E)	$10.03 – $12.89
Price / CFPS (2025E)	$10.10 – $15.16
Although none of these companies is directly comparable to Crescent, Evercore selected these companies because they are publicly traded companies in the oil and gas industry with business characteristics that Evercore, in its professional judgment and experience, considered generally relevant for purposes of its financial analyses with respect to Crescent. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.
Implied Exchange Ratio
Utilizing the approximate implied per share equity value derived for SilverBow and Crescent by application of the high and low ends of the relevant reference ranges selected for SilverBow and Crescent as described above and assuming 100% stock consideration consisting entirely of Crescent Class A Common Stock, Evercore calculated the following ranges of implied exchange ratios, as compared to the exchange ratio of 2.636x based on the closing prices of SilverBow Common Stock and Crescent Class A Common Stock on May 14, 2024 and the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement:

Metric	Implied Exchange Ratio
TEV / EBITDAX (2024E)	2.537x – 5.015x
TEV / EBITDAX (2025E)	2.334x – 5.107x
Price / CFPS (2024E)	2.498x – 4.496x
Price / CFPS (2025E)	1.794x – 4.708x
Other Factors
Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:
Pro Forma “Has - Gets” Analysis—Discounted Cash Flow
Evercore reviewed the implied aggregate equity value of the combined company on a pro forma basis attributable to holders of SilverBow Common Stock on a pro forma basis giving effect to the Mergers based on a discounted cash flow analysis.
The pro forma implied equity value attributable to holders of SilverBow Common Stock was calculated as the sum of the product obtained by multiplying (a) 31.9% (SilverBow stockholders’ pro forma ownership of the combined company immediately following the consummation of the Mergers based on the Stock Election Consideration Exchange Ratio set forth in the Merger Agreement and assuming 100% stock consideration consisting entirely of Crescent Class A Common Stock) by (b) an amount equal to the implied aggregate equity value of the combined company on a pro forma basis giving effect to the Mergers, calculated as (I) SilverBow’s standalone implied aggregate equity value calculated using the discounted cash flow analysis based on the Forecasts at Strip Pricing and Consensus Pricing, in each case as of May 10, 2024, summarized above under the caption “—Discounted Cash Flow Analyses—SilverBow” (calculated using the midpoint of the implied equity value of SilverBow based on the terminal multiple method and the midpoint of the implied equity value of SilverBow based on the perpetuity growth rate method), plus (II) Crescent’s standalone implied aggregate equity value calculated using the discounted cash flow analysis based on the Forecasts at Strip Pricing and Consensus Pricing, in each case as of May 10, 2024, summarized above under the caption “—Discounted Cash Flow Analyses—Crescent” (calculated using the midpoint of the implied equity value of Crescent based on the terminal multiple method and the midpoint of the implied equity value of Crescent based on the perpetuity growth rate method), plus (III) the midpoint of the net present value of the Synergies based on discounted cash flow analyses utilizing the terminal multiple method and the perpetuity growth rate methods (using the discount rate of 12.0%), plus (IV) estimated benefits expected as a result of application of Crescent’s cost of equity and terminal assumptions on the pro forma combined company, and minus (V) estimated transaction expenses, as provided by SilverBow’s management and approved by SilverBow for Evercore’s use.
This analysis resulted in an implied incremental aggregate equity value of SilverBow on a pro forma basis attributable to holders of SilverBow Common Stock as set forth in the table below, relative to SilverBow’s standalone implied aggregate equity value calculated using the discounted cash flow analysis summarized above under the caption “—Discounted Cash Flow Analyses—SilverBow” (calculated using the midpoint of the implied equity value of SilverBow based on the terminal multiple method and the midpoint of the implied equity value of SilverBow based on the perpetuity growth rate method):

Methodology	Implied Incremental Aggregate Equity Value
Terminal Multiple Method (Strip Pricing)	$208	million
Terminal Multiple Method (Consensus Pricing)	$316	million
Perpetuity Growth Rate Method (Strip Pricing)	$33	million
Perpetuity Growth Rate Method (Consensus Pricing)	$61	million
Pro Forma “Has - Gets” Analysis—Net Asset Value
Evercore reviewed the implied aggregate equity value of the combined company on a pro forma basis attributable to holders of SilverBow Common Stock on a pro forma basis giving effect to the Mergers based on a net asset value analysis.
The pro forma implied equity value attributable to holders of SilverBow Common Stock was calculated as the sum of the product obtained by multiplying (a) 31.9% (SilverBow stockholders’ pro forma ownership of the combined company immediately following the consummation of the Mergers based on the Stock Election Consideration Exchange Ratio set forth in the Merger Agreement and assuming 100% stock consideration consisting entirely of Crescent Class A Common Stock) by (b) an amount equal to the implied aggregate equity value of the combined company on a pro forma basis giving effect to the Mergers, calculated as (I) SilverBow’s standalone implied aggregate equity value calculated using the net asset value analysis based on the Forecasts at Strip Pricing and Consensus Pricing, in each case as of May 10, 2024, summarized above under the caption “—Net Asset Value Analyses—SilverBow” (calculated using the midpoint of the implied equity value of SilverBow), plus (II) Crescent’s standalone implied aggregate equity value calculated using the net asset value analysis based on the Forecasts at Strip Pricing and Consensus Pricing, in each case as of May 10, 2024, summarized above under the caption “—Net Asset Value Analyses—Crescent” (calculated using the midpoint of the implied equity value of Crescent), plus (III) the midpoint of the net present value of the Synergies utilizing the net asset value method (using the midpoint discount rate for each category of the Synergies based on Evercore’s professional judgment and experience) and minus (IV) estimated transaction expenses, as provided by SilverBow’s management and approved by SilverBow for Evercore’s use.

This analysis resulted in an implied incremental aggregate equity value of SilverBow on a pro forma basis attributable to holders of SilverBow Common Stock as set forth in the table below, relative to SilverBow’s standalone implied aggregate equity value calculated using the net asset value analysis summarized above under the caption “—Net Asset Value Analyses—SilverBow” (calculated using the midpoint discount rate for each reserve category based on its professional judgment and experience):

Methodology	Implied Incremental Aggregate Equity Value
Net Asset Value (Strip Pricing)	$86	million
Net Asset Value (Consensus Pricing)	$165	million
Selected Precedent Transactions Analysis
Evercore reviewed, to the extent publicly available, financial information related to the following selected transactions involving publicly traded oil and gas companies with transaction values of less than $5 billion announced since January 1, 2020.
The selected transactions reviewed by Evercore, and the date each was announced were as follows:
Post-2020:

Date Announced	Acquirer	Target
02/21/24	Chord Energy Corporation	Enerplus Corporation
01/04/24	APA Corporation	Callon Petroleum Company
08/21/23	Permian Resources Corporation	Earthstone Energy, Inc.
02/28/23	Baytex Energy Corp.	Ranger Oil Corporation
03/07/22	Oasis Petroleum Inc.	Whiting Petroleum Corporation
08/11/21	Chesapeake Energy Corporation	Vine Energy Inc.
05/10/21	Bonanza Creek Energy, Inc.	Extraction Oil & Gas, Inc.
2020:

Date Announced	Acquirer	Target
12/21/20	Diamondback Energy, Inc.	QEP Resources, Inc.
10/20/20	Pioneer Natural Resources Company	Parsley Energy, Inc.
09/28/20	Devon Energy Corporation	WPX Energy, Inc.
For each selected transaction, Evercore calculated (i) total enterprise value as a multiple of estimated EBITDAX for the target company at the time of the announcement of the applicable transaction (which is referred to as the “Current Year”) and at the year immediately following the Current Year (which is referred to as the “Forward Year”), and (ii) equity value as a multiple of estimated CFO (which is referred to as “Equity Value / CFO”) for the target company at the Current Year and at the Forward Year. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction and at the year immediately following.

This analysis indicated the following:
Post-2020:

Benchmark	Mean	Median
TEV / EBITDAX (Current Year)	3.5x	3.5x
TEV / EBITDAX (Forward Year)	3.3x	3.2x
Equity Value / CFO (Current Year)	2.7x	2.6	x
Equity Value / CFO (Forward Year)	2.5x	2.3x
2020:

Benchmark	Mean	Median
TEV / EBITDAX (Current Year)	4.3x	3.7x
TEV / EBITDAX (Forward Year)	4.8x	4.4x
Equity Value / CFO (Current Year)	2.3x	2.1x
Equity Value / CFO (Forward Year)	2.5x	2.4x
Based on the multiples it derived from the selected transactions and its professional judgment and experience, Evercore (i) applied TEV / EBITDAX multiple reference ranges of 2.75x to 3.25x and 2.5x to 3.0x to an estimate of SilverBow’s calendar year 2024 EBITDAX and calendar year 2025 EBITDAX, respectively, in each case based on the Forecasts at Consensus Pricing as of May 10, 2024, and subtracted SilverBow’s estimated net debt as of March 31, 2024 as provided by SilverBow’s management and approved for Evercore’s use by SilverBow, and (ii) applied Price / CFPS multiple reference ranges of 1.5x to 2.25x and 1.25x to 2.0x to an estimate of SilverBow’s calendar year 2024 CFO and calendar year 2025 CFO, respectively, in each case based on the Forecasts at Consensus Pricing as of May 10, 2024, in each case, to derive (based on the average of the resulting implied value ranges) implied equity value reference ranges for SilverBow. Based on these ranges of implied equity values and the number of fully diluted outstanding shares of SilverBow Common Stock as of May 14, 2024, based on the Forecasts, this analysis indicated ranges of implied equity values per share of SilverBow Common Stock as set forth in the table below, as compared to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024 and an implied price of SilverBow Common Stock of $38.00 based on the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement:

Metric	Implied Equity Values Per Share
TEV / EBITDAX	$38.99 – $54.22
Price / CFPS	$36.31 – $56.16
Although none of the target companies or businesses reviewed in the selected transactions analysis is directly comparable to SilverBow and none of the selected transactions is directly comparable to the Mergers, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant for purposes of its financial analyses with respect to SilverBow and the Mergers. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions, and other matters, as well as differences in financial, business and operating characteristics and other factors relevant to the target companies or businesses in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies or businesses in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

Premiums Paid Analysis
Using publicly available information, Evercore calculated the premium paid in each of the selected transaction described above under the caption “Selected Precedent Transactions Analysis” as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies on the last unaffected trading day prior to announcement of each transaction. Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 0.0% to 15.0% to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024. This analysis indicated a range of implied equity values per share of SilverBow Common Stock of $32.55 to $37.43, as compared to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024 and an implied price of SilverBow Common Stock of $38.00 based on the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement.
Equity Research Analysts’ Price Targets
SilverBow and Crescent
Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of May 14, 2024, noting that the 25th percentile and 75th percentile of share price targets ranged from (i) $40.75 to $55.00 for SilverBow Common Stock, as compared to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024 and an implied price of SilverBow Common Stock of $38.00 based on the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement and (ii) $14.00 to $19.75 for Crescent Class A Common Stock, as compared to the closing price of Crescent Class A Common Stock of $12.35 on May 14, 2024. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of SilverBow Common Stock and Crescent Class A Common Stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of SilverBow, Crescent and future general industry and market conditions.
52-Week Trading Range Analysis
SilverBow and Crescent
Evercore reviewed historical trading prices of shares of SilverBow Common Stock and shares of Crescent Class A Common Stock during the 52-week period ended May 14, 2024, noting that low and high prices (based on closing values) during such period ranged from (i) $23.17 to $42.78 per share of SilverBow Common Stock, as compared to the closing price of SilverBow Common Stock of $32.55 on May 14, 2024 and an implied price of SilverBow Common Stock of $38.00 based on the Stock Election Consideration Exchange Ratio pursuant to the Merger Agreement and (ii) $9.41 to $13.98 per share of Crescent Class A Common Stock, as compared to the closing price of Crescent Class A Common Stock of $12.35 on May 14, 2024.
Miscellaneous
The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the SilverBow Board. In connection with the review of the Mergers by the SilverBow Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the shares of SilverBow Common Stock. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of SilverBow or its advisors. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.
Evercore prepared these analyses for the purpose of providing an opinion to the SilverBow Board as to the fairness, from a financial point of view, of the Stock Election Consideration Exchange Ratio to the holders of SilverBow Common Stock (other than Excluded Shares). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.
Evercore’s financial advisory services and its opinion were provided for the information and benefit of the SilverBow Board (in its capacity as such) in connection with its evaluation of the proposed Mergers. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.
Evercore did not recommend any specific amount of consideration to the SilverBow Board or SilverBow management or that any specific amount of consideration constituted the only appropriate consideration in the transaction for the holders of SilverBow Common Stock.
Pursuant to the terms of Evercore’s engagement letter with SilverBow, SilverBow has agreed to pay Evercore a fee for its services in the aggregate amount of approximately $16 million, of which (i) $2 million was paid upon delivery of Evercore’s opinion in connection with the Merger Agreement and is fully creditable against any fee payable upon the consummation of the Mergers and (ii) the remainder will be payable contingent upon the consummation of the Mergers. SilverBow has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.
During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory or other services to SilverBow and Evercore earned fees for the rendering of these services in the amount of approximately $5.5 million. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have provided and are currently providing financial advisory or other services to Crescent and KKR, a significant stockholder of Crescent, and Evercore received fees for the rendering of these services in the amounts of approximately $4 million and approximately $63 million, respectively. In addition, Evercore is currently engaged to provide financial advisory services to a KKR entity and in connection with such services Evercore may receive, subject to various factors and conditions, compensation in the range of $15 to $25 million. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory or other services to Liberty Mutual Holding Company Inc., a significant stockholder of Crescent, and Evercore received fees for the rendering of these services in the amount of approximately $4 million. Evercore may provide financial advisory or other services to SilverBow, Crescent, KKR and Liberty Mutual Holding Company Inc. in the future, and in connection with any such services Evercore may receive compensation.
Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to SilverBow, Crescent, certain of their respective affiliates, certain KKR entities, Liberty Mutual Holding Company Inc. and certain of its affiliates and certain potential parties to the Mergers and/or any of their respective affiliates or persons that are competitors, customers or suppliers of SilverBow or Crescent.

SilverBow engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.
Certain Unaudited Prospective Financial and Operating Information Prepared by Crescent
Crescent as a matter of course does not make public long-term projections as to its future production, earnings or other results because of, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Crescent is including the following summary of the unaudited prospective financial and operating information from Crescent management’s projections for Crescent and SilverBow solely because that information was made available to the Crescent Board, the Crescent Special Committee, Jefferies and Intrepid. Financial projections for Crescent were prepared by the management of Crescent and certain financial projections for SilverBow were prepared by the management of SilverBow and modified by the management of Crescent and each approved for the use by Jefferies and Intrepid by the management of Crescent, the Crescent Board and the Crescent Special Committee. The inclusion of the below information should not be regarded as an indication that any of Crescent, SilverBow, Jefferies, Intrepid, BofA Securities, Evercore or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.
The unaudited prospective financial and operating information prepared by the management of Crescent and certain financial projections for SilverBow prepared by the management of SilverBow and modified by the management of Crescent, were, in general, prepared solely for Crescent’s internal use and for the use of Jefferies and Intrepid and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, that information by its nature becomes less predictive with each successive year. Additionally, the assumptions embedded in the projections provided by Crescent’s management team with regard to capital expenditure activity levels and costs are reflective of the environment assumed at the time the projections were made, including primarily commodity prices. Crescent’s business is diverse and flexible and many assumptions can be adjusted if commodity prices vary materially from those assumed. As such, the projections included below should not be considered guidance as to operational and/or financial performance for 2024 or beyond. Crescent stockholders and SilverBow stockholders are urged to review Crescent’s and SilverBow’s SEC filings for a description of risk factors with respect to Crescent’s and SilverBow’s respective businesses, as well as the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 47. See also “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61. and “Where You Can Find More Information” beginning on page 246.
Crescent Forecasts for Crescent
In preparing the prospective financial and operating information described below regarding Crescent, the management team of Crescent used the following oil, natural gas and natural gas liquids prices, based on Wall Street consensus pricing as of May 7, 2024.
Wall Street consensus pricing as of May 7, 2024

	2024E	2025E	2026E	2027E	2028E
Oil (WTI) ($/bbl)	$77.98	$75.07	$71.13	$68.88	$68.88
Natural Gas (Henry Hub) ($/MMBtu)	$2.69	$3.55	$3.64	$3.66	$3.66
Crude Oil Realized Pricing ($ / Bbl)	$73.74	$70.87	$66.56	$64.06	$63.92
Natural Gas Realized Pricing ($ / Mcf)	$2.44	$3.26	$3.30	$3.32	$3.32
Natural Gas Liquids Realized Pricing ($ / Bbl)	$26.80	$25.99	$24.63	$23.98	$23.99
The following tables sets forth certain summarized prospective financial and operating information regarding Crescent for 2024 through 2028, as described below, prepared by Crescent management using the referenced commodity price assumptions and provided by Crescent’s management to the Crescent Board, the Crescent Special Committee, Jefferies and Intrepid.

($ in millions)	2024E	2025E	2026E	2027E	2028E
Oil (MMBbl)	26	27	28	29	27
Gas (Bcf)	136	128	124	120	114
NGLs (MMBbl)	10	10	9	9	9
Net Production (MMBoe)	59	58	58	58	55
Average Daily Total Rate (MBoe/d)	160	158	160	160	151
EBITDA(1)	$1,310	$1,451	$1,436	$1,405	$1,301
Capital Expenditures(2)	$596	$680	$829	$686	$623
Levered Free Cash Flow(3)	$537	$567	$441	$543	$520
Operating Cash Flows	$1,132	$1,247	$1,270	$1,229	$1,143
__________________
(1)EBITDA is calculated as Total Revenue less Lease Operating Expenses, Gas Gathering & Transportation, Production Taxes, Cash G&A and Other Operating Expenses.
(2)Capital Expenditures includes Drilling, Completions, Facilities and P&A expenses.
(3)Levered Free Cash Flow is calculated as EBITDA less Net Interest Expense, Cash Taxes and Capital Expenditures.
Crescent Forecasts for SilverBow
In preparing the prospective financial and operating information described below for SilverBow, the management team of Crescent used the following oil, natural gas and natural gas liquids prices, based on Wall Street consensus pricing as of May 7, 2024.
Wall Street consensus pricing as of May 7, 2024

	2024E	2025E	2026E	2027E	2028E
Oil (WTI) ($/bbl)	$77.82	$75.07	$71.13	$68.88	$68.88
Natural Gas (Henry Hub) ($/MMBtu)	$2.61	$3.55	$3.64	$3.66	$3.66
Crude Oil Realized Pricing ($ / Bbl)	$73.55	$70.30	$65.28	$62.80	$62.89
Natural Gas Realized Pricing ($ / Mcf)	$1.91	$2.74	$2.84	$2.80	$2.85
Natural Gas Liquids Realized Pricing ($ / Bbl)	$22.79	$21.27	$20.41	$19.78	$19.62
The following table sets forth certain summarized prospective financial and operating information regarding SilverBow for 2024 through 2028, as described below, prepared by the management of SilverBow and modified by the management of Crescent using, among other things, the referenced commodity price assumptions and provided by Crescent’s management to the Crescent Board, the Crescent Special Committee, Jefferies and Intrepid.

($ in millions)	2024E	2025E	2026E	2027E	2028E
Oil (MMBbl)	9	10	8	8	7
Gas (Bcf)	108	97	107	112	116
NGLs (MMBbl)	6	6	6	6	6
Net Production (MMBoe)	33	32	32	32	32
Average Daily Total Rate (MBoe/d)	90	89	88	88	87
EBITDA(1)	$802	$872	$744	$681	$645
Capital Expenditures(2)	$473	$398	$354	$279	$321
Levered Free Cash Flow(3)	$221	$365	$303	$325	$263
Operating Cash Flows	$693	$762	$656	$604	$584

__________________
(1)EBITDA is calculated as Total Revenue less Lease Operating Expenses, Gas Gathering & Transportation, Production Taxes, Cash G&A and Other Operating Expenses.
(2)Capital Expenditures includes Drilling, Completions, Facilities and P&A expenses.
(3)Levered Free Cash Flow is calculated as EBITDA less Net Interest Expense, Cash Taxes and Capital Expenditures.
Certain SilverBow Unaudited Prospective Financial and Operating Information
SilverBow as a matter of course does not make public long-term projections as to its future production, earnings or other results because of, among other reasons, the uncertainty of the underlying assumptions and estimates. However, SilverBow is including the following summary of the unaudited prospective financial and operating information from SilverBow management’s projections for SilverBow and Crescent solely because that information was made available to the SilverBow Board, BofA Securities and Evercore. Financial projections for SilverBow were prepared by the management of SilverBow and certain financial projections for Crescent were prepared by the management of Crescent and modified by the management of SilverBow. Such financial projections were provided to the SilverBow Board in connection with its review and analysis of the Mergers. Such financial projections were also were provided to BofA Securities and Evercore and were approved by SilverBow for their use and reliance in connection with the respective financial analyses that each of BofA Securities and Evercore performed in connection with its opinion described more fully under “—Opinion of BofA Securities, Inc., SilverBow’s Financial Advisor” and “—Opinion of Evercore Group L.L.C., SilverBow’s Financial Advisor,” beginning on pages 126 and 137, respectively. The inclusion of the below information should not be regarded as an indication that any of SilverBow, Crescent, BofA Securities, Evercore or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.
The unaudited prospective financial and operating information prepared by the management of SilverBow and certain financial projections for Crescent prepared by the management of Crescent and modified by the management of SilverBow were, in general, prepared solely for SilverBow’s internal use and for the use of BofA Securities and Evercore as described above, and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, that information by its nature becomes less predictive with each successive year. Additionally, the assumptions embedded in the projections provided by SilverBow’s management team with regard to capital expenditure activity levels and costs are reflective of the environment assumed at the time the projections were made, including primarily commodity prices. SilverBow’s business is diverse and flexible and many assumptions can be adjusted if commodity prices vary materially from those assumed. As such, the projections included below should not be considered guidance as to operational and/or financial performance for 2024 or beyond. SilverBow stockholders and Crescent stockholders are urged to review SilverBow’s and Crescent’s SEC filings for a description of risk factors with respect to SilverBow’s and Crescent’s respective businesses, as well as the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 47. See also “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 61 and “Where You Can Find More Information” beginning on page 246.
In preparing the prospective financial and operating information for SilverBow and Crescent described below, the SilverBow management team used the following oil and natural gas price assumptions, which are based on New York Mercantile Exchange strip pricing available on May 10, 2024:
Strip Pricing Assumptions:

	2024E	2025E	2026E	2027E	2028E
WTI Oil ($/bbl)	$77.27	$72.25	$68.69	$66.24	$64.57
Henry Hub Gas ($/MMBtu)	$2.40	$3.40	$3.86	$3.93	$3.89
Furthermore, in connection with Evercore’s financial analyses and opinion, in addition to the oil and natural gas price assumptions indicated above, SilverBow also approved the prospective financial and operating information for SilverBow and Crescent described below for Evercore’s use based on the following oil and gas price assumptions, which are based on Wall Street analysts’ consensus pricing regarding WTI Oil and Henry Hub Gas available on May 10, 2024:
Consensus Pricing Assumptions:

	2024E	2025E	2026E	2027E	2028E
WTI Oil ($/bbl)	$79.04	$77.44	$75.98	$78.48	$77.50
Henry Hub Gas ($/MMBtu)	$2.37	$3.64	$4.02	$4.02	$3.83
SilverBow Projections for SilverBow
SilverBow management provided certain unaudited prospective financial information with respect to SilverBow on a standalone basis. Such forecasts with respect to SilverBow were provided to the SilverBow Board and to BofA Securities and Evercore as described above. The following table sets forth a summary of this prospective financial information regarding SilverBow for the years ending December 31, 2024 through 2028 as prepared by SilverBow management, based on the strip pricing assumptions indicated above.

	Unaudited SilverBow Management Forecast Provided by SilverBow Management
(in millions, except daily production)	2024E	2025E	2026E	2027E	2028E
Daily production (Mboe/d)	94	104	116	124	132
Adjusted EBITDAX (1)	$847	$988	$997	$1,012	$1,003
Capital expenditures	$508	$654	$706	$607	$551
Operating free cash flow (2)	$266	$243	$236	$279	$299
__________________
(1)Adjusted EBITDAX is defined as total revenue less lease operating expenses, transportation and processing expenses, production taxes, corporate G&A excluding capitalized G&A, and other income. Adjusted EBITDAX excludes stock-based compensation. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)Operating free cash flow is defined as Adjusted EBITDAX less cash interest and bank fees, cash taxes, increase in net working capital and capital expenditures. Accordingly, it should not be considered as a substitute for cash flow from operations or other measures prepared in accordance with GAAP.
In addition, SilverBow approved for Evercore’s use and reliance the foregoing unaudited prospective financial information with respect to SilverBow on a standalone basis, which was based on the consensus pricing assumptions instead of based on the strip pricing assumptions. The following table sets forth a summary of this prospective information regarding SilverBow for the years ending December 31, 2024 through 2028, as prepared by SilverBow management, based on the consensus pricing assumptions indicated above.

	Unaudited SilverBow Management Forecast Provided by SilverBow Management
(in millions, except daily production)	2024E	2025E	2026E	2027E	2028E
Daily production (Mboe/d)	94	104	116	124	132
Adjusted EBITDAX (1)	$856	$1,040	$1,093	$1,194	$1,169
Capital expenditures	$508	$654	$706	$607	$551
Operating free cash flow (2)	$278	$283	$322	$425	$417
__________________
(1)Adjusted EBITDAX is defined as total revenue less lease operating expenses, transportation and processing expenses, production taxes, corporate G&A excluding capitalized G&A, and other income. Adjusted EBITDAX excludes stock-based compensation. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)Operating free cash flow is defined as Adjusted EBITDAX less cash interest and bank fees, cash taxes, increase in net working capital and capital expenditures. Accordingly, it should not be considered as a substitute for cash flow from operations or other measures prepared in accordance with GAAP.

The SilverBow projections should not be regarded as an indication that SilverBow considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared.
SilverBow Projections for Crescent
SilverBow management also provided certain unaudited prospective financial information with respect to Crescent on a standalone basis, which was generally derived from information provided by Crescent management. Such forecasts with respect to Crescent were provided to the SilverBow Board and to BofA Securities and Evercore as described above. The following table sets forth a summary of this prospective financial information regarding Crescent for the years ending December 31, 2024 through 2028 as prepared by SilverBow management, based on the price assumptions indicated above.

	Unaudited Crescent Management Forecast Provided by SilverBow Management
(in millions, except daily production)	2024E	2025E	2026E	2027E	2028E
Daily production (Mboe/d)	159	157	157	158	143
Adjusted EBITDAX (1)	$1,259	$1,333	$1,334	$1,236	$1,070
Capital expenditures	$600	$680	$729	$558	$387
Operating free cash flow (2)	$415	$464	$432	$500	$543
__________________
(1)Adjusted EBITDAX is defined as total revenue less lease operating expenses, production taxes, abandonment expense and corporate G&A. Adjusted EBITDAX excludes stock-based compensation. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)Operating free cash flow is defined as Adjusted EBITDAX less cash interest and bank fees, cash taxes, increase in net working capital and capital expenditures. Accordingly, it should not be considered as a substitute for cash flow from operations or other measures prepared in accordance with GAAP.

In addition, SilverBow approved for Evercore’s use and reliance the foregoing unaudited prospective financial information with respect to Crescent on a standalone basis, which was based on the consensus pricing assumptions instead of based on the strip pricing assumptions. The following table sets forth a summary of this prospective information regarding Crescent for the years ending December 31, 2024 through 2028, as prepared by SilverBow management, based on the consensus pricing assumptions indicated above.

	Unaudited Crescent Management Forecast Provided by SilverBow Management
(in millions, except daily production)	2024E	2025E	2026E	2027E	2028E
Daily production (Mboe/d)	159	157	158	160	149
Adjusted EBITDAX (1)	$1,276	$1,497	$1,565	$1,618	$1,493
Capital expenditures	$600	$686	$777	$669	$555
Operating free cash flow (2)	$430	$593	$581	$725	$757
__________________
(1)Adjusted EBITDAX is defined as total revenue less lease operating expenses, production taxes, abandonment expense and corporate G&A. Adjusted EBITDAX excludes stock-based compensation. Adjusted EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)Operating free cash flow is defined as Adjusted EBITDAX less cash interest and bank fees, cash taxes, increase in net working capital and capital expenditures. Accordingly, it should not be considered as a substitute for cash flow from operations or other measures prepared in accordance with GAAP.

The SilverBow projections for Crescent should not be regarded as an indication that SilverBow considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared.
SilverBow Management Projections for Expected Synergies and Cost Savings
SilverBow management provided to the SilverBow Board, BofA Securities and Evercore certain estimates of the amounts and timing of expected synergies anticipated by SilverBow management to result from the Mergers, which included annual general and administrative expense cost savings of approximately $10 million per year, capital expenditure cost savings of approximately $25 million per year, lease operating expense cost savings of approximately $12.5 million per year and cost of capital savings of approximately $35 per year (collectively, the “SilverBow expected synergies”). For purposes of the SilverBow expected synergies, SilverBow management estimated that 50% of the synergies expected to result from the Mergers will be achieved during the last nine months of 2024 and 100% expected to be achieved each year thereafter.
The SilverBow expected synergies were authorized by SilverBow to be used and relied upon by SilverBow’s financial advisors in connection with the financial analyses that BofA Securities and Evercore performed in connection with their respective opinions described in “The Mergers—Opinion of BofA Securities, Inc., SilverBow’s Financial Advisor” and “The Mergers—Opinion of Evercore Group L.L.C., SilverBow’s Financial Advisor.”
SilverBow does not intend to update or otherwise revise the SilverBow management forecast to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such forecast are no longer appropriate, except as may be required by applicable law.
Qualifications Regarding Prospective Financial and Operating Information
The Crescent and SilverBow prospective financial and operating information was prepared by, and is the responsibility of, the management of Crescent and SilverBow and was not prepared with a view toward public disclosure, nor was it prepared with the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. Deloitte & Touche LLP is the independent registered public accounting firm for Crescent and is referred to in this joint proxy statement/prospectus as “Deloitte.” BDO USA, P.C. is the independent registered public accounting firm for SilverBow and is referred to in this joint proxy statement/prospectus as “BDO.” Neither Deloitte nor BDO, or any other independent accountants, has compiled, examined or performed any procedures with respect to Crescent’s and SilverBow’s prospective financial information, nor have they expressed any opinion or any other form of assurance on that information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Deloitte, BDO and other independent accountants’ reports, including the report of PricewaterhouseCoopers LLP with respect to the Chesapeake Transaction, incorporated into this joint proxy statement/prospectus by reference relate to historical financial and operating information for Crescent, SilverBow and the acquired assets, respectively. Those reports do not extend to Crescent’s and SilverBow’s prospective financial and operating information and should not be read to do so. The summary of Crescent’s and SilverBow’s prospective financial and operating information is being included in this joint proxy statement/prospectus, not to influence your decision whether to vote for the SilverBow Proposals, but instead because the prospective financial and operating information was made available to each of the Crescent Board, the Crescent Special Committee and the SilverBow Board, as applicable, and the respective financial advisors to Crescent and SilverBow, as applicable, in connection with the Mergers.
While presented in this joint proxy statement/prospectus with numeric specificity, the information set forth in the summary of Crescent’s and SilverBow’s prospective financial and operating information contained in this joint proxy statement/prospectus was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Crescent’s and SilverBow’s management, including, among others, oil and gas activity, commodity prices, demand for natural gas and crude oil and the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs. None of this prospective financial and operating information reflects any impact of the Mergers. In addition, since the prospective financial and operating information covers multiple years, that information by its nature becomes less predictive with each successive year.

In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly-titled GAAP measures in the respective historical GAAP financial statements of Crescent and SilverBow. Both Crescent and SilverBow believe the assumptions in the prospective financial and operating information were reasonable at the time the financial and operating information was prepared, given the information both Crescent and SilverBow had at the time. However, important factors that may affect actual results and cause the results reflected in Crescent’s and SilverBow’s prospective financial and operating information not to be achieved include, but are not limited to, risks and uncertainties relating to their respective businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this joint proxy statement/prospectus titled “Risk Factors.” See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The prospective financial and operating information also reflects assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from the results reflected in Crescent’s and SilverBow’s prospective financial and operating information. Accordingly, there can be no assurance that the results reflected in the prospective financial and operating information will be realized.
The inclusion of Crescent’s and SilverBow’s prospective financial and operating information in this joint proxy statement/prospectus should not be regarded as an indication that any of Crescent, Jefferies, Intrepid, SilverBow, BofA Securities or Evercore or any of their respective affiliates, officers, directors, advisors or other representatives considered or now considers the prospective financial and operating information to be material or predictive of actual future events, and the prospective financial and operating information should not be relied upon as such. There can be no assurance that, had Crescent’s and SilverBow’s prospective financial and operating information been prepared as of the date of this joint proxy statement/prospectus or the date of the Crescent Special Meeting or the SilverBow Special Meeting, similar estimates and assumptions would be used. There can also be no assurance that actual results will not differ from the results reflected in the prospective financial and operating information. Furthermore, no obligation is undertaken to update or otherwise revise or reconcile the prospective financial and operating information to reflect circumstances existing after the dates the prospective financial and operating information was generated or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the prospective financial and operating information are shown to be in error. Crescent and SilverBow do not intend to make publicly available any update or other revision to the prospective financial and operating information. The prospective financial and operating information for Crescent and SilverBow does not take into account any circumstances or events occurring after the date that information was prepared. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial and operating information set forth above. None of Crescent or SilverBow nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Crescent stockholder, SilverBow stockholder or any other person regarding either Crescent’s or SilverBow’s ultimate performance compared to the information contained in the prospective financial and operating information or that financial results will be achieved. SilverBow has made no representation to Crescent, in the Merger Agreement or otherwise, concerning the SilverBow prospective financial and operating information. Similarly, Crescent has made no representation to SilverBow, in the Merger Agreement or otherwise, concerning the Crescent prospective financial and operating information.
CRESCENT’S AND SILVERBOW’S PROSPECTIVE FINANCIAL AND OPERATING INFORMATION REPRESENTS POTENTIAL SCENARIOS BASED ON VARYING DEGREES OF SUCCESS. ACCORDINGLY, RESULTS ARE DEPENDENT ON THE OUTCOME OF FUTURE EXPLORATION AND DEVELOPMENT ACTIVITY, WHICH IS SUBJECT TO SIGNIFICANT RISK AND UNCERTAINTY. NEITHER CRESCENT NOR SILVERBOW INTENDS TO UPDATE OR OTHERWISE REVISE THE PROSPECTIVE FINANCIAL AND OPERATING INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN THE INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THAT INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Regulatory Approvals
The completion of the Mergers is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the Mergers may not be completed until notification and report forms have been filed with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“Antitrust Division”), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. For additional information regarding regulatory approvals in connection with the Mergers, see the section entitled “The Merger Agreement—HSR and Other Regulatory Approvals” beginning on page 188.
On May 30, 2024, Crescent and SilverBow filed their respective notification and report forms with the FTC and the Antitrust Division. Neither Crescent nor SilverBow is aware of any material governmental approvals or actions that are required for completion of the Mergers other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.
At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Mergers, to rescind the Mergers or to conditionally permit completion of the Mergers subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Mergers or permitting completion subject to regulatory conditions. There can be no assurance that regulatory authorities will not impose conditions on the completion of the Mergers or require changes to the terms of the transaction. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Interests of Crescent Affiliates in the Mergers
In considering the recommendation of the Crescent Board with respect to the Crescent Proposals, Crescent stockholders should be aware that certain directors and executive officers of Crescent may have interests in the Mergers that may be different from, or in addition to, the interests of Crescent stockholders generally. These interests include, but are not limited to the increase in the Management Fee (subject to the maximum increase as set forth in the Management Agreement Amendment), the increase in the Manager Incentive Plan Share Limit available for awards to the Manager and the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award, in each case, that will result from the Crescent Stock Issuance. Because certain of Crescent’s officers and directors are employees of, or otherwise associated with, the Manager and its affiliates, including the Series I Preferred Stockholder, which holds the right to elect the entire Crescent Board, such individuals may benefit from such increases in a manner that differs from the interests of Crescent stockholders generally.
Specifically, the interests referred to above relate to the following arrangements involving such affiliates and Crescent:
Management Fee. Crescent is party to the Management Agreement pursuant to which it has engaged the Manager to, among other things, manage the strategy, assets and day-to-day business and affairs of Crescent and its subsidiaries, subject at all times to applicable law, the further terms and conditions set forth in the Management Agreement and to the supervision of the Crescent Board. Pursuant to the Management Agreement, the Manager provides Crescent with its executive management team and manages Crescent’s day-to-day operations.
As consideration for the services rendered pursuant to the Management Agreement and the Manager’s costs, including compensation of the executive management team, the Manager was entitled to receive, prior to signing of the Merger Agreement, compensation from Crescent including, among other things (including the Incentive Fee discussed below), $28.3 million per annum (calculated based on Crescent’s pro rata portion of an annual $53.3 million fee (the “Management Compensation”) based on its relative ownership of OpCo). As Crescent’s business and assets expand, the Management Compensation generally increases by an amount equal to 1.5% per annum of the net proceeds from all primary issuances of equity securities (including in connection with acquisitions but not for the redemption of OpCo Units). However, in accordance with the provisions of the Management Agreement

Amendment, the amount of such increase as a result of the Crescent Stock Issuance will be limited to a maximum amount of $9.0 million per annum. Accordingly, Crescent anticipates that following the consummation of the Mergers, the per annum Management Compensation payable to the Manager will be no more than $9.0 million greater than if the Mergers and the Crescent Stock Issuance were not completed.
Manager Incentive Plan Share Limit. Crescent sponsors the Manager Incentive Plan, pursuant to which Crescent may provide equity-based compensation to the Manager, as required by the Management Agreement. The number of shares initially reserved for issuance under the Manager Incentive Plan, which is referred to herein as the Manager Incentive Plan Share Limit, was 4,306,745 shares of Crescent Class A Common Stock. Pursuant to the Manager Incentive Plan, the Management Incentive Plan Share Limit is to be increased on January 1 of each calendar year by 10% of the additional shares of Crescent Class A Common Stock issued, if any, during the immediately preceding calendar year. Accordingly, as a result of the Crescent Stock Issuance (assuming that all of the Merger Consideration is Stock Election Consideration), the Management Incentive Plan Share Limit may increase by up to 8,163,897 shares of Crescent Class A Common Stock on January 1, 2025 (such amount excluding any other issuances of Crescent Class A Common Stock that have already occurred or will occur during the year ended December 31, 2024). If the Mergers and the Crescent Stock Issuance are not consummated, the Manager Incentive Plan Share Limit will not be so increased.
Manager PSU Award. In addition to the Management Compensation payable under the Management Agreement as described above, the Management Agreement also provides for a performance-based incentive grant pursuant to which the Manager is targeted to receive up to 10% of outstanding Crescent Class A Common Stock based on the achievement of certain performance-based measures (the “Manager PSU Award”). The Manager PSU Award consists of five tranches that may become earned during successive performance periods and will be settled over a five-year period beginning after the end of the first performance period in 2024, and each tranche relates to a target number of shares of Crescent Class A Common Stock equal to 2% of the outstanding Crescent Class A Common Stock as of the time such tranche is settled. Performance goals are evaluated on absolute stock price performance and relative stock price performance versus a set of Crescent’s peers and there is no vesting based solely on time. Based on the level of achievement with respect to the performance goals applicable to such tranche, the Manager is entitled to settlement of such tranche with respect to a number of shares of Crescent Class A Common Stock ranging from 0% to 4.8% of the outstanding Crescent Class A Common Stock at the time each tranche is settled so long as the Manager continuously provides services to Crescent until the end of the performance period applicable to a tranche. The Manager PSU Award was granted to Manager pursuant to the Manager Incentive Plan. As a result of the Crescent Stock Issuance (assuming that all of the Merger Consideration is Stock Election Consideration), Crescent expects that the target number of shares of Crescent Class A Common Stock underlying the Manager PSU Award may increase by up to 8,163,897 shares; however, the Crescent Stock Issuance has no impact on whether or not the performance goals will be met or, therefore, the Manager’s ultimate right to be awarded such shares. If the Mergers and the Crescent Stock Issuance are not consummated, the number of target shares underlying such Manager PSUs would not be so increased. The members of the Crescent Board and the Crescent Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement, in recommending the approval of the Merger Agreement to the Crescent Board and in determining to recommend that Crescent stockholders approve the Crescent Proposals.
Board of Directors and Management of Crescent Following Completion of the Mergers
Pursuant to the Merger Agreement, prior to the Initial Merger Effective Time, Crescent will (a) increase the number of directors constituting the Crescent Board to eleven, to become effective immediately prior to, but conditioned on, the Initial Merger Effective Time (such expansion having previously been approved by the Series I Preferred Stockholder), and (b) appoint two directors designated by SilverBow and reasonably acceptable to Crescent to the Crescent Board as of the Initial Merger Effective Time to fill the newly created directorships resulting from the increase in the size of the Crescent Board.
Upon completion of the Mergers, the current directors and executive officers of Crescent are expected to continue in their current positions, other than as may be publicly announced by Crescent in the normal course of business. Additionally, the Series I Preferred Stockholders will continue to have control over the election of directors to the Crescent Board following the Closing.
Additionally, Crescent will continue to be headquartered in Houston, Texas.
Interests of SilverBow Directors and Executive Officers in the Mergers
In considering the recommendations of the SilverBow Board with respect to the SilverBow Merger Proposal and the SilverBow Advisory Compensation Proposal, SilverBow stockholders should be aware that the executive officers and directors of SilverBow have interests in the Mergers that may be different from, or in addition to, the interests of SilverBow stockholders generally.
These interests include, but are not limited to, the treatment in the Mergers of outstanding incentive awards, potential severance payments and benefits upon an executive officer’s qualifying termination of employment in connection with the Mergers, rights to ongoing indemnification and insurance coverage and designation rights with respect to the Crescent Board following the Closing. These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “The Mergers—Quantification of Potential Payments and Benefits to SilverBow’s Named Executive Officers in Connection with the Mergers” beginning on page 164. The members of the SilverBow Board were aware of and considered these interests, among other matters, in reaching their decision to approve the Merger Agreement, in approving the Merger Agreement and in determining to recommend that SilverBow stockholders approve the SilverBow Merger Proposal.
SilverBow Directors to be Appointed to the Crescent Board
Pursuant to the Merger Agreement, Crescent and SilverBow have agreed that the Crescent Board will be increased to eleven members, and, prior to the Initial Merger Effective Time, SilverBow will designate the two directors to be appointed to fill the newly created directorship positions resulting from the increase in the Crescent Board. See “—Board of Directors and Management of the Combined Company” above.
Treatment of SilverBow Equity Awards in the Mergers
SilverBow’s executive officers and directors hold one or more of the following equity-based awards: SilverBow RSU Awards, SilverBow PSU Awards and SilverBow Options. The Merger Agreement provides for the treatment set forth below with respect to the awards held by SilverBow’s non-employee directors and executive officers at the Initial Merger Effective Time.
SilverBow RSU Awards
Each SilverBow RSU Award that is outstanding under the SilverBow Incentive Plans immediately prior to the Initial Merger Effective Time will, at the Initial Merger Effective Time, automatically become vested and canceled and converted into the right to receive (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to such SilverBow RSU Award multiplied by (B) the Cash Election Consideration and (ii) a number of shares of Crescent Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to such SilverBow RSU Award multiplied by (B) the Stock Election Consideration.
The following table sets forth, for each executive officer and non-employee director of SilverBow, the aggregate number of shares of SilverBow Common Stock subject to unvested SilverBow RSU Awards held by such executive officers and non-employee directors as of June 7, 2024. The estimated value of the SilverBow RSU Awards has been calculated as follows: (i) for the 50% of the SilverBow RSU Awards that are entitled to the Cash Election Consideration, $38.00 per share of SilverBow Common Stock and (ii) for the remaining 50% of the SilverBow RSU Awards that are entitled to the Stock Election Consideration, $38.35 per share of SilverBow Common Stock, which is equal to 3.125 shares of Crescent Class A Common Stock multiplied by $12.27, the average closing price of a share of Crescent Class A Common Stock over the first five business days following the first public announcement of the Mergers on May 16, 2024.

	Number of Shares Subject to Outstanding SilverBow RSU Awards (#)	Value of Outstanding SilverBow RSU Awards ($)
Executive Officer Name
Sean C. Woolverton	73,370	2,800,900
Christopher M. Abundis	28,901	1,103,296
Steven W. Adam	34,572	1,319,786
Non-Employee Director Name
Ellen R. DeSanctis	7,944	303,262
Michael Duginski	6,452	246,305
Gabriel Ellisor	6,452	246,305
Jennifer M. Grigsby	6,452	246,305
Leland T. Jourdan	5,501	210,001
Kathleen McAllister	6,452	246,305
Marcus C. Rowland	11,982	457,413
Charles W. Wampler	6,452	246,305
SilverBow PSU Awards.
Each SilverBow PSU Award that is outstanding under the SilverBow Incentive Plans immediately prior to the Initial Merger Effective Time will, at the Initial Merger Effective Time, automatically become vested and canceled and converted into the right to receive (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to such SilverBow PSU Award (assuming that all performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance) multiplied by (B) the Cash Election Consideration and (ii) a number of shares of Crescent Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to such SilverBow PSU Award (assuming that all performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance) multiplied by (B) the Stock Election Consideration.
The following table sets forth, for each executive officer of SilverBow, the aggregate number of shares of SilverBow Common Stock subject to unvested SilverBow PSU Awards based on the deemed achievement of maximum performance (200%), in each case, held by such executive officers as of June 7, 2024. The estimated value of the SilverBow PSU Awards has been calculated using (i) for the 50% of the SilverBow PSU Awards that are entitled to the Cash Election Consideration, $38.00 per share of SilverBow Common Stock and (ii) for the remaining 50% of the SilverBow PSU Awards that are entitled to the Stock Election Consideration, $38.35 per share of SilverBow Common Stock, which is equal to 3.125 shares of Crescent Class A Common Stock multiplied by $12.27, the average closing price of a share of Crescent Class A Common Stock over the first five business days following the first public announcement of the Mergers on May 16, 2024. None of SilverBow’s non-employee directors holds a SilverBow PSU Award as of the date hereof or is expected to hold a SilverBow PSU Award as of the Closing Date.

	Number of Shares Subject to Outstanding SilverBow PSU Awards (Based on Maximum Performance) (#)	Value of Outstanding SilverBow PSU Awards (Based on Maximum Performance) ($)
Executive Officer Name
Sean C. Woolverton	407,114	15,541,577
Christopher M. Abundis	155,552	5,938,198
Steven W. Adam	188,914	7,211,792
SilverBow Options.
Each SilverBow Option that is outstanding under the SilverBow Incentive Plans immediately prior to the Initial Merger Effective Time that has an exercise price per share of SilverBow Common Stock that is less than the Cash Election Consideration will, at the Initial Merger Effective Time, automatically become vested and canceled and converted into the right to receive a cash payment equal to the product of (i) the number of shares of SilverBow Common Stock subject to such SilverBow Option multiplied by (ii) the difference between the Cash Election Consideration and the exercise price per share of SilverBow Common Stock subject to such SilverBow Option. Each SilverBow Option that has an exercise price per share of SilverBow Common Stock subject to such SilverBow Option that equals or exceeds the Cash Election Consideration will be canceled for no consideration.
The following table sets forth, for each executive officer and certain non-employee directors of SilverBow, the aggregate number of SilverBow Options held by such executive officers and non-employee directors as of June 7, 2024. All outstanding SilverBow Options are fully vested and are in-the-money based on the Cash Election Consideration of $38.00 per share.

	Number of Shares Subject to Outstanding SilverBow Options	Exercise Price	Value of Outstanding SilverBow Options
	(#)	($)	($)
Executive Name
Sean C. Woolverton	87,081	29.21	765,442
Christopher M. Abundis	21,103	26.96	232,977
Steven W. Adam	58,912	21.97	944,359
Non-Employee Director Name
Michael Duginski	8,823	26.96	97,406
Gabriel L. Ellisor	8,823	26.96	97,406
Charles W. Wampler	8,823	26.96	97,406
Change in Control Payments and Benefits
For purposes of the agreements described below, the completion of the Mergers will constitute a “change in control” as defined within the applicable documents.
SilverBow has entered into an employment agreement with each of its executive officers (Sean C. Woolverton, Christopher M. Abundis and Steven W. Adam) (as each such agreement may be amended from time to time, the “SilverBow Employment Agreements”), pursuant to which the executive officers may become eligible to receive severance benefits upon a qualifying termination of employment following the Mergers. Under the SilverBow Employment Agreements, if an executive officer terminates his employment for “good reason” (as defined below) or if his employment is terminated by the surviving company without “cause” (as defined below) (each, a “qualifying termination” for purposes of the SilverBow Employment Agreements), and not by reason of disability or death, and such termination occurs on or following the occurrence of the Mergers, then such executive officer would be eligible to receive the following payments and benefits, subject to such executive officer’s timely execution and non-revocation of a full release of claims in favor of SilverBow and its affiliates and subsidiaries following the executive’s termination of employment, continued compliance with restrictive covenants contained in the SilverBow Employment Agreements, including (i) non-competition and non-solicitation during employment and for two years following the employment termination date, (ii) perpetual confidentiality, and (iii) assignment of invention obligations, and reasonable cooperation with SilverBow and/or the surviving company or acquiring entity with respect to any reasonably requested transition efforts for 90 days following the Closing:
•For Mr. Woolverton, (i) a cash amount equal to two times the sum of his annual base salary plus annual target bonus, payable in substantially equal installments over 24 months; and (ii) for up to 12 months, reimbursement of the portion of his monthly COBRA continuation coverage premium that exceeds the active employee cost of group health coverage;
•for Messrs. Abundis and Adam, (i) a cash amount equal to one and one-half (1.5) times the sum of the executive officer’s annual base salary plus annual target bonus, payable in substantially equal installments over 18 months; and (ii) for up to 12 months, reimbursement of the portion of the executive officer’s monthly COBRA continuation coverage premium that exceeds the active employee cost of group health coverage;
•“cause” means, generally, the applicable executive officer’s: (i) commission of fraud, theft, or embezzlement against SilverBow or any of its subsidiaries or a willful breach of fiduciary duty with respect to SilverBow or any of its subsidiaries; (ii) refusal without proper legal cause to perform his duties; (iii) breach of any restrictive covenants set forth in his employment agreement or breach of any other written agreement with SilverBow or any of its subsidiaries; (iv) conviction of, or plea of guilty or no contest to, a felony (or state law equivalent) or to any crime involving moral turpitude; (v) misconduct or gross negligence in the performance of duties to SilverBow or any of its subsidiaries; or (vi) breach and violation of SilverBow’s written policies pertaining to sexual harassment, discrimination or insider trading; provided, however, that actions or omissions under (ii), (iii), (v) and (vi) must remain uncured thirty days after the SilverBow Board has provided written notice of the obligation to cure such actions or omissions; and
•“good reason” means: (i) a material diminution in base salary or target annual bonus opportunity; (ii) relocation of the geographic location of the executive officer’s principal place of employment to a location more than 25 miles outside the greater Houston, Texas area (other than reasonably required business travel in connection with the performance of the executive officer’s duties); (iii) a material diminution in the executive officer’s position, authority, responsibilities or duties; (iv) any material breach by SilverBow of any provision of the executive officer’s SilverBow Employment Agreement; or (v) non-renewal by SilverBow of the current term of the executive officer’s SilverBow Employment Agreement. The assertion of a termination for “good reason” due to a condition in (i), (ii), (iii) or (iv) is not effective unless (A) the condition arose without the executive officer’s consent, (B) the executive officer provided written notice to the SilverBow Board of the existence of such condition(s) within ninety days of the initial existence of such condition(s), (C) the condition(s) remain uncorrected for thirty days following receipt of the written notice and (D) the executive officer’s termination must occur within ninety days following the SilverBow Board’s receipt of such notice.
For an estimate of the value of the payments and benefits described above that would be payable to SilverBow’s named executive officers under the SilverBow Employment Agreements upon a qualifying termination in connection with the Mergers, see the section entitled “—Quantification of Potential Payments and Benefits to SilverBow’s Named Executive Officers in Connection with the Mergers—Golden Parachute Compensation” below.
Pursuant to the Merger Agreement, Crescent will pay to each SilverBow employee (including each of the executive officers) who, as of immediately prior to the Initial Merger Effective Time, is eligible to receive a 2024 incentive bonus (and provided that such employee’s employment is not terminated following the Initial Merger

Effective Time for “cause” (as defined in the SilverBow 2016 Equity Incentive Plan) or by such employee due to a voluntary resignation), the amount of such 2024 incentive bonus accrued for the period prior to the Initial Merger Effective Time (with performance determined at the greater or target or actual performance through the Initial Merger Effective Time) by the earlier of (i) if such employee’s employment is terminated without cause before 2024 incentive bonuses are paid, within 30 days of the termination date or (ii) at such time or times as such 2024 incentive bonus would otherwise have been paid.
SilverBow may provide transaction bonus awards to its executives, including the named executive officers, with the amount of any such transaction bonus to be determined by the Compensation Committee of the SilverBow Board with respect to such officers; provided that the aggregate amount of the transaction bonuses may not exceed $4 million. As of June 7, 2024, no transaction bonuses have been allocated to any executives, including any of the named executive officers.
Quantification of Potential Payments and Benefits to SilverBow’s Named Executive Officers in Connection with the Mergers
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of SilverBow’s named executive officers, that is based on or otherwise relates to the Mergers and that will or may become payable to the named executive officers at the completion of the Mergers or on a qualifying termination of employment upon or following the consummation of the Mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to the SilverBow named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of SilverBow stockholders. The “named executive officers” are the individuals listed as such in SilverBow’s most recent annual proxy statement.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of SilverBow’s named executive officers would receive using the following assumptions: (i) the completion of the Mergers occurs on August 1, 2024, (ii) each named executive officer experiences a qualifying termination at such time, (iii) the named executive officer’s base salary rate and annual target bonus remain unchanged from that in effect as of the date of this filing, (iv) for purposes of the named executive officer’s 2024 incentive bonus accrued through the Initial Merger Effective Time, performance was achieved at the maximum level as of the Initial Merger Effective Time, (v) SilverBow equity awards outstanding as of the date hereof do not otherwise vest prior to the completion of the Mergers and, in connection with the Mergers, are subject to the treatment as described above under “—Treatment of SilverBow Equity Awards in the Mergers”, (vi) the closing price of a share of Crescent Class A Common Stock on the completion of the Mergers is $12.27 (which, in accordance with Item 402(t), is the average closing price per share of Crescent Class A Common Stock over the first five business days following the first public announcement of the Mergers on May 16, 2023); (vii) no named executive officers receive any additional equity grants prior to completion of the Mergers and (viii) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. Values shown below do not take into account any impact of excise taxes or payment reductions imposed in connection with Sections 280G or 4999 of the Code, or any increase in compensation that may occur following the date of this filing or following the Mergers. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by the SilverBow named executive officers may differ materially from the amounts set forth below.

	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Sean C. Woolverton	3,356,557	18,342,477	29,273	21,728,307
Christopher M. Abundis	1,529,899	7,041,494	29,232	8,600,625
Steven W. Adam	1,670,579	8,531,578	20,996	10,223,153
__________________
(1)The amounts shown in this column reflect the cash severance payable under the SilverBow Employment Agreement entered into with each named executive officer, plus a pro rata portion of the named executive officer’s performance bonus for the 2024 calendar year through the completion of the Mergers (assuming maximum performance), payable pursuant to the Merger Agreement. Details of the cash payments are show in the following supplemental table:

	Cash Severance ($)	Pro-Rata 2024 Bonus ($)	Total ($)
Sean C. Woolverton	2,600,000	756,557	3,356,557
Christopher M. Abundis	1,207,125	322,774	1,529,899
Steven W. Adam	1,318,125	352,454	1,670,579
(2)The amounts shown in this column reflect the potential value of the acceleration of outstanding unvested SilverBow equity awards that each named executive officer could receive upon the Closing, as described under “—Treatment of SilverBow Equity Awards in the Mergers.” Details of the equity award payments are shown in the following supplemental table:

	SilverBow RSU Awards ($)	SilverBow PSU Awards ($)	Equity Total ($)
Sean C. Woolverton	2,800,900	15,541,577	18,342,477
Christopher M. Abundis	1,103,296	5,938,198	7,041,494
Steven W. Adam	1,319,786	7,211,792	8,531,578
(3)The amounts shown in this column reflect the value of COBRA reimbursement payments as provided under the SilverBow Employment Agreements for a period of 12 months.
Indemnification and Insurance
From and after the Initial Merger Effective Time, to the fullest extent permitted under the applicable organizational documents of SilverBow and its subsidiaries and applicable law, Crescent and the Subsequent Surviving Company have agreed to, jointly and severally, indemnify, defend and hold harmless each present and former director and officer of SilverBow or any of its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement of or incurred in connection with any actual or threatened legal proceeding to which such indemnified party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the indemnified party is or was an officer or director of SilverBow or any of its subsidiaries, with respect to matters existing or occurring at or prior to the Initial Merger Effective Time (including the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Initial Merger Effective Time.
For six years following the completion of the Mergers, the organizational documents of the Subsequent Surviving Company will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of individuals who were directors and officers prior to the Initial Merger Effective Time than are set forth, as of May 15, 2024, in the SilverBow Charter and the SilverBow Bylaws.
Subsequent Surviving Company (or Crescent, on its behalf) will either (i) maintain SilverBow’s existing directors’ and officers’ liability insurance (“D&O Insurance”) for six years following the Initial Merger Effective Time or (ii) prepay prior to the completion of the Mergers, “tail” insurance policies with a claims period of at least six years from and after the Initial Merger Effective Time, with recognized insurance companies with the same or better credit ratings as SilverBow’s current insurance carriers and in an amount and scope at least as favorable as SilverBow’s existing policies, in each case for the benefit of persons covered by SilverBow’s existing D&O Insurance as of May 15, 2024. If the Subsequent Surviving Company elects to obtain a tail policy, it is required to provide SilverBow a reasonable opportunity to comment on the terms of any endorsements or policies in connection with such “tail” policy, and SilverBow is required to cooperate with the Subsequent Surviving Company and use reasonable efforts to cause the Subsequent Surviving Company to be named as the successor-in-interest to the SilverBow’s rights under the “tail” policies. The Subsequent Surviving Company will not be required to pay an annual premium in excess of 300% of the annual premium currently paid by SilverBow or any of its affiliates, and if the annual premiums exceed such amount, it will be required to obtain a policy with the greatest coverage available for a cost not exceeding such amount. For additional information, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 190.
Listing of Crescent Shares; Delisting and Deregistration of SilverBow Shares
If the Mergers are completed, the shares of Crescent Class A Common Stock to be issued in the Mergers will be listed for trading on the NYSE, shares of SilverBow Common Stock will be delisted from the NYSE and deregistered under the Exchange Act, and SilverBow will no longer be required to file periodic reports with the SEC in connection with its common stock, pursuant to the Exchange Act.
Accounting Treatment of the Mergers
Crescent prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the Mergers, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Crescent will be treated as the acquirer for accounting purposes.
Treatment of Indebtedness
As of March 31, 2024, SilverBow had outstanding $596.0 million of borrowings under the SilverBow Revolving Credit Facility and $500.0 million of principal outstanding on the SilverBow Second Lien Notes. As of March 31, 2024, the interest rate on the SilverBow Second Lien Notes was 13.08%. The transactions contemplated by the Merger Agreement would result in a change of control under both the SilverBow Revolving Credit Facility and the SilverBow Second Lien Notes, which would allow the relevant lenders to terminate and accelerate the outstanding amounts under these debt facilities. The SilverBow Revolving Credit Facility and the SilverBow Second Lien Notes are contemplated to be paid in full and terminated concurrently with the Closing, so that, among other things, the change of control and the related acceleration provisions will not be applicable.
In connection with, and concurrently with entry into, the Merger Agreement, Crescent entered into the Commitment Letter and the related fee letter with Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, which provides for, among other things and subject to the terms and conditions set forth therein, (a) an increase of the elected commitment amount under the Crescent Revolving Credit Facility in an aggregate principal amount up to $700 million, which $700 million amount, in accordance with the terms of the Commitment Letter, was automatically reduced to $512.5 million upon the completion of the 2033 Notes Offering on June 14, 2024 (the “Automatic Reduction”), and (b) a borrowing base increase thereunder from $1.7 billion to $2.6 billion (which borrowing base amount, in accordance with the terms of the Commitment Letter, may be reduced to an amount not to be less than $2.0 billion). Promptly following the completion of the Mergers, Crescent intends to cause the SilverBow business to be contributed to OpCo and then cause the SilverBow business to be further contributed to Crescent Finance.
For a description of Crescent’s and SilverBow’s existing indebtedness see Crescent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and Crescent’s Current Report on Form 8-K filed on June 18, 2024, and SilverBow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, each of which is incorporated by reference into this joint proxy statement/prospectus.
No Dissenters’ or Appraisal Rights
No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the Merger Agreement.

THE MERGER AGREEMENT
This section describes the material terms of the Merger Agreement, which was executed on May 15, 2024. The description of the Merger Agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Mergers.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary are included solely to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Crescent, SilverBow, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in Crescent’s or SilverBow’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Crescent or SilverBow, as applicable, contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Crescent, SilverBow, Artemis Holdings, Merger Sub Inc. and Merger Sub LLC were made solely for the purposes of the Merger Agreement and as of specific dates and were qualified and subject to important limitations agreed to by Crescent, SilverBow, Artemis Holdings, Merger Sub Inc. and Merger Sub LLC in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Crescent and SilverBow delivered to each other in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. You should not rely on the Merger Agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Crescent, SilverBow, Artemis Holdings, Merger Sub Inc. and Merger Sub LLC or any of their respective subsidiaries or affiliates.
The Mergers
Upon the terms and subject to the conditions of the Merger Agreement, (i) at the Initial Merger Effective Time, Merger Sub Inc., a wholly owned subsidiary of Crescent will merge with and into SilverBow, with SilverBow surviving the merger, and (ii) immediately following the Initial Merger, the Initial Surviving Corporation will merge with and into Merger Sub LLC, an indirect, wholly owned subsidiary of Crescent and a direct, wholly owned subsidiary of Artemis Holdings, with Merger Sub LLC surviving the merger. At the Initial Merger Effective Time, the Initial Merger will have the effects set forth in the Merger Agreement, the certificate of merger for the Initial Merger (the “Initial Certificate of Merger”) and the applicable provisions of the DGCL. At the Initial Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of SilverBow and Merger Sub Inc. will vest in the Initial Surviving Corporation, and all debts, liabilities and duties of SilverBow and Merger Sub Inc. will become the debts, liabilities and duties of the Initial Surviving Corporation. At the Subsequent Merger Effective Time, the Subsequent Merger will have the effects set forth in the Merger Agreement, the certificate of merger for the Subsequent Merger (the “Subsequent Certificate of Merger”) and the applicable provisions of the DGCL and the DLLCA. At the Subsequent Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Merger Sub LLC and the Initial Surviving Corporation will vest in the Subsequent Surviving Company and all debts, liabilities and duties of Merger Sub LLC and the Initial Surviving Corporation will become the debts, liabilities and duties of the Subsequent Surviving Company Promptly following the completion of the Mergers, Crescent intends to cause the SilverBow business to be contributed to OpCo and then cause the SilverBow business to be further contributed to Crescent Finance.
Closing
The Merger Agreement provides that, unless Crescent and SilverBow agree to another time, the Closing will take place on a date to be mutually agreed upon by Crescent and SilverBow no later than the second business day following the satisfaction or waiver of the conditions to the completion of the Mergers (other than any such conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions). For more information on the conditions to the Closing, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page 193.
As soon as practicable following the Closing, SilverBow and Crescent will cause (i) the Initial Certificate of Merger to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and (ii) the Subsequent Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The Initial Merger will become effective upon such filing and acceptance of the Initial Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as agreed by Crescent and SilverBow and as set forth in the Initial Certificate of Merger. The Subsequent Merger will become effective one minute after the Initial Merger Effective Time, which will be set forth in the Subsequent Certificate of Merger.
Organizational Documents; Directors and Officers
At the Initial Merger Effective Time, the certificate of incorporation of the Initial Surviving Corporation will be amended and restated in its entirety pursuant to the Initial Merger to be in the form attached to the Merger Agreement. At the Initial Merger Effective Time, the parties will take the necessary actions so that the bylaws of the Initial Surviving Corporation are amended and restated to be the same as the bylaws of Merger Sub Inc. in effect immediately prior to the Initial Merger Effective Time, until thereafter amended as required by applicable law or in accordance with the provisions thereof and the Merger Agreement.
At the Subsequent Merger Effective Time, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect immediately prior to the Subsequent Merger Effective Time will constitute the certificate of formation and limited liability company agreement of the Subsequent Surviving Company, until thereafter amended as required by applicable law or in accordance with the provisions thereof and the Merger Agreement.
Subject to applicable law, Crescent and SilverBow have agreed to take the necessary actions so that (i) the directors and officers of Merger Sub Inc. immediately prior to the Initial Merger Effective Time will be the initial directors and initial officers, respectively, of the Initial Surviving Corporation from and after the Initial Merger Effective Time and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal and (ii) the officers of Merger Sub LLC immediately prior to the Subsequent Merger Effective Time will be the initial officers of the Subsequent Surviving Company from and after the Subsequent Merger Effective Time and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Prior to the Initial Merger Effective Time, Crescent will take all actions reasonably necessary to: (a) increase the number of directors constituting the Crescent Board to eleven, to become effective immediately prior to, but conditioned on, the Initial Merger Effective Time (such expansion having previously been approved by the Series I Preferred Stockholder), and (b) appoint two directors to the Crescent Board as of the Initial Merger Effective Time to fill the newly created directorship resulting from the increase in the size of the Crescent Board, which directors will be designated in writing by SilverBow prior to the Initial Merger Effective Time (the “SilverBow Director Designees”). The SilverBow Director Designees will be reasonably acceptable to Crescent and will satisfy the independence requirements of the NYSE with respect to service on the Crescent Board.

Effect of the Mergers; Merger Consideration
At the Initial Merger Effective Time, by virtue of the Initial Merger and without any further action on the part of Crescent, Merger Sub Inc., SilverBow or any holder of capital stock thereof:
(i)each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Initial Merger Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Initial Surviving Corporation;
(ii)each Excluded Share held by the Crescent Parties or held in treasury by SilverBow will automatically be canceled and will cease to exist and no consideration will be delivered in exchange for such share;
(iii)each Excluded Share held by any wholly owned subsidiary of Crescent (other than Artemis Holdings, Merger Sub Inc. or Merger Sub LLC) or any wholly owned subsidiary of SilverBow will automatically be converted into such number of shares of Crescent Class A Common Stock equal to the Stock Election Consideration; and
(iv)subject to the terms of the Merger Agreement, each share of SilverBow Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Initial Merger Effective Time will be converted into the right to receive from Crescent one of the following forms of consideration:
(1)Each share of SilverBow Common Stock with respect to which an election to receive Mixed Consideration will be converted into the right to receive Mixed Consideration, consisting of (A) 1.866 shares of Crescent Class A Common Stock and (B) $15.31 in cash, without any interest thereon and subject to any withholding taxes required by applicable law.
(2)Each share of SilverBow Common Stock with respect to which an election to receive cash has been made and not revoked or lost will be converted (provided, that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive $38.00 in cash, without any interest thereon and subject to any withholding taxes required by applicable law subject to an aggregate cap of $400,000,000 on the total cash consideration payable for the SilverBow Common Stock in the Mergers, upon which each such share will be converted into the right to receive (y) an amount of cash without interest equal to the product of the Cash Election Consideration and a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which will be the Cash Election Amount (such fraction, the “Cash Fraction”), and (z) a number of shares of Crescent Class A Common Stock equal to the product of (I) the Stock Election Consideration Exchange Ratio and (II) one (1) minus the Cash Fraction.
(3)Each share of SilverBow Common Stock with respect to which an election to receive stock consideration has been made and not revoked or lost pursuant to Section 1.13 of the Merger Agreement will be converted into the right to receive 3.125 shares of Crescent Class A Common Stock.
(4)Each share of SilverBow Common Stock for which no election is made will be converted into the right to receive 3.125 shares of Crescent Class A Common Stock.
At the Subsequent Merger Effective Time, by virtue of the Subsequent Merger and without any further action on the part of Crescent, Artemis Holdings, Merger Sub LLC, the Initial Surviving Corporation or any holder of capital stock or other equity interests thereof, (i) each share of capital stock of the Initial Surviving Corporation issued and outstanding immediately prior to the Subsequent Merger Effective Time will be canceled and will cease to exist, with no consideration to be delivered in exchange therefor and (ii) the limited liability company interests of Merger Sub LLC will be unaffected by the Subsequent Merger and will remain outstanding as limited liability company interests of the Subsequent Surviving Company with no adjustment thereto or consideration paid in respect thereof.
In the event of any change between the date of the Merger Agreement and the Initial Merger Effective Time in the number of shares of SilverBow Common Stock or Crescent Common Stock or securities convertible or exchangeable into or exercisable for shares of SilverBow Common Stock or Crescent Common Stock by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be equitably adjusted to reflect the effect of such change.
Treatment of SilverBow Incentive Awards
SilverBow RSU Awards
Immediately prior to the Initial Merger Effective Time, each SilverBow RSU Award will, whether vested or unvested, automatically become fully vested and be canceled and converted into a right to receive, (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Cash Election Consideration, and (ii) a number of shares of Crescent Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Stock Election Consideration, in each case under (i) and (ii), less applicable withholdings for taxes.
SilverBow PSU Awards
Immediately prior to the Initial Merger Effective Time, each SilverBow PSU Award will, whether vested or unvested, automatically become fully vested and be canceled and converted into a right to receive, (i) a cash payment equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance), multiplied by (B) the Cash Election Consideration, and (ii) a number of shares of Crescent Class A Common Stock equal to the product of (A) 50% of the number of shares of SilverBow Common Stock subject to the SilverBow PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such SilverBow PSU Award were achieved at the maximum level of performance), multiplied by (B) the Stock Election Consideration, in each case, less applicable withholdings for taxes.
SilverBow Options
Immediately prior to the Initial Merger Effective Time, each SilverBow Option that has an exercise price per share of SilverBow Common Stock subject to such SilverBow Option that is less than the Cash Election Consideration, whether vested or unvested, shall, automatically become fully vested and canceled and converted into a right to receive, a cash payment equal to the product of (i) the number of shares of SilverBow Common Stock subject to the SilverBow Option as of immediately prior to the Initial Merger Effective Time multiplied by (ii) the difference between the Cash Election Consideration and the exercise price per share of SilverBow Common Stock subject to such SilverBow Option, less applicable withholdings for taxes. Each SilverBow Option granted under a SilverBow Incentive Plan that is outstanding immediately prior to the Initial Merger Effective Time and that has an exercise price per share of SilverBow Common Stock subject to such SilverBow Option that equals or exceeds the Cash Election Consideration shall be canceled for no consideration.
Payment for Securities; Exchange
Prior to the Closing Date and not later than the Initial Merger Effective Time, Crescent has agreed to enter into an agreement with a bank or trust company mutually selected by Crescent and SilverBow to act as exchange agent in the Initial Merger (which we refer to as the “Exchange Agent”) to provide that at or prior to the Initial Merger Effective Time, Crescent will deposit with the Exchange Agent (i) the number of shares of Crescent Class A Common Stock issuable to former holders of shares of SilverBow Common Stock (other than the Excluded Shares) issued and outstanding immediately prior to the Initial Merger Effective Time and (ii) sufficient cash to make delivery of the Mixed Election Cash Consideration and Cash Election Consideration, as applicable, to such holders, in each case pursuant to the Merger Agreement. The cash and shares of Crescent Class A Common Stock so deposited with the Exchange Agent, together with (A) any dividends received by the Exchange Agent with respect to such shares and (B) proceeds received from the sale of fractional shares of Crescent Class A Common Stock, rounded up to the nearest whole number, that would be issued to holders of SilverBow pursuant to the Merger Agreement, are referred to collectively as the “Exchange Fund.” Any interest or other income resulting from investment of the cash portion of the Exchange Fund will become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder will, at the discretion of Crescent, be promptly returned to Crescent or the Subsequent Surviving Company.
Book-Entry Shares and Certificated Shares
As soon as practicable after the Initial Merger Effective Time, but in no event more than two business days after the Closing Date, Crescent will cause the Exchange Agent to mail to the record holders of certificates that represent eligible shares of SilverBow Common Stock (the “SilverBow Certificates”) (i) a letter of transmittal in customary form and containing such provisions as Crescent and SilverBow may reasonably specify and (ii) instructions for use in effecting the surrender of SilverBow Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares, as well as any dividends to be paid. Upon surrender of a SilverBow Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Crescent, (A) the holder of such SilverBow Certificate will be entitled to receive the Merger Consideration (and cash in lieu of any fractional share of Crescent Class A Common Stock) as well as any dividends to be paid, and (B) the SilverBow Certificate so surrendered will be immediately canceled.
No Dividends
No dividends declared with respect to the Crescent Class A Common Stock will be paid to the holder of any unsurrendered SilverBow Certificate until the holder thereof surrenders such SilverBow Certificate. After the surrender of a SilverBow Certificate, the record holder thereof will be entitled to receive any such dividends, without any interest thereon, which theretofore had become payable with respect to the whole shares of Crescent Class A Common Stock which the shares of SilverBow Common Stock represented by such SilverBow Certificate have been converted into the right to receive.
No Interest
No interest will be paid or accrued on the Merger Consideration, cash in lieu of fractional shares or any unpaid dividends payable to holders of SilverBow Common Stock.
Termination of Rights
At the Initial Merger Effective Time, the stock transfer books of SilverBow will be closed with respect to all shares of SilverBow Common Stock outstanding immediately prior to the Initial Merger Effective Time and no further transfers will be made on such stock transfer books after the Initial Merger Effective Time. If, after the Initial Merger Effective Time, a valid SilverBow Certificate (other than an certificate representing an Excluded Share) is presented to the Exchange Agent or to the Subsequent Surviving Company or Crescent, such certificate will be canceled and exchanged for the Merger Consideration, any cash in lieu of any fractional shares of Crescent Common Stock and dividends on the shares of Crescent Common Stock issuable as Merger Consideration.
No Liability
Neither Crescent nor the Subsequent Surviving Company will, to the extent permitted by applicable law, be liable to any holder or former holder of SilverBow Common Stock for any cash amounts properly delivered to any public official in compliance with any applicable abandoned property, escheat, or similar law.
No Fractional Shares of Crescent Class A Common Stock
No fractional shares of Crescent Class A Common Stock will be issued in connection with the Initial Merger, and no certificates or scrip for any such fractional shares will be issued, and such fractional share interests will not entitle the owner of such fractional shares to vote or to any rights as a holder of Crescent Class A Common Stock. Any holder of SilverBow Common Stock who would otherwise be entitled to receive a fraction of a share of

Crescent Class A Common Stock pursuant to the Initial Merger (after taking into account all shares of SilverBow Common Stock held immediately prior to the Initial Merger Effective Time by such holder) will, in lieu of such fraction of a share and upon surrender of such holder’s certificate or book-entry shares, be paid in cash the dollar amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is the fractional share interest, and the denominator of which is the aggregate amount of fractional share interests to which former SilverBow stockholders are entitled.
As promptly as practicable following the Initial Merger Effective Time, the Exchange Agent will sell at then-prevailing prices on the NYSE the aggregate of all fractional shares of Crescent Class A Common Stock that would otherwise be issued to the holders of SilverBow Common Stock. The payment of cash in lieu of fractional shares of Crescent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
Withholding Taxes
Crescent, Artemis Holdings, Merger Sub Inc., Merger Sub LLC, SilverBow, the Initial Surviving Corporation, the Subsequent Surviving Company, the Exchange Agent, each of their respective affiliates and any other applicable withholding agent are entitled to deduct or withhold from any amounts otherwise payable to any person pursuant to the Merger Agreement any amount required to be deducted or withheld with respect to the making of such payment under the applicable law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Crescent Class A Common Stock pursuant to the Merger Agreement, a portion of the Crescent Class A Common Stock otherwise deliverable hereunder may be withheld).
Election Procedures
Not less than 30 days prior to the anticipated Initial Merger Effective Time or on such other date as Crescent and SilverBow mutually agree (the “Mailing Date”), SilverBow will cause to be mailed an election form and other appropriate and customary transmittal materials, in such form as SilverBow shall reasonably specify and as shall be reasonably acceptable to Crescent (the “Election Form”), to each record holder of SilverBow Common Stock (other than the Excluded Shares) as of the date that is five business days prior to the Mailing Date or such other date as mutually agreed to by Crescent and SilverBow.
Each Election Form will permit the holder (or the beneficial owner through customary documentation and instructions) of SilverBow Common Stock to specify (i) the number of shares of SilverBow Common Stock with respect to which such holder elects to receive the Mixed Consideration, (ii) the number of shares of SilverBow Common Stock with respect to which such holder elects to receive the Stock Election Consideration, (iii) the number of shares of SilverBow Common Stock with respect to which such holder elects to receive the Cash Consideration or (iv) that such holder makes no election with respect to such holder’s shares of SilverBow Common Stock. Any shares of SilverBow Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York City time, on the business day that is five business days prior to the Closing Date or such other date as Crescent and SilverBow shall, prior to the closing, mutually agree (the “Election Deadline”) will be deemed to have made no election. Crescent and SilverBow will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Crescent and SilverBow will promptly announce any such delay and, when determined, the rescheduled Election Deadline.
SilverBow will make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of shares of SilverBow Common Stock during the Election Period, and Crescent will provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified in the Merger Agreement.
Any such election will have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. After any such election has been properly made with respect to any shares of SilverBow Common Stock, any subsequent transfer of such shares of SilverBow Common Stock will automatically revoke such election. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of SilverBow Common Stock represented by such Election Form will be deemed to have made no election, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of the Merger Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of Crescent, Merger Sub, SilverBow or the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form.
No Dissenters’ or Appraisal Rights
No dissenters’ or appraisal rights will be available with respect to the Mergers or the other transactions contemplated by the Merger Agreement.
Representations and Warranties
Representations and Warranties
The Merger Agreement contains customary and, in most cases, reciprocal, representations and warranties by SilverBow and Crescent that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by SilverBow or Crescent, as applicable, prior to the date of the Merger Agreement or in the disclosure letters delivered by SilverBow and the Crescent Parties to each other in connection with the Merger Agreement. These representations and warranties relate to, among other things:
•due organization, valid existence, good standing and qualification to conduct business;
•capital structure;
•absence of any conflicts or violations of organizational documents and other agreements or laws;
•corporate authority and approval relating to the execution, delivery and performance of the Merger Agreement, including regarding the approval by the Crescent Board and SilverBow Board of the Merger Agreement and the transactions contemplated by the Merger Agreement;
•required consents and approvals from governmental entities;
•filings with the SEC since January 1, 2024 and the financial statements included therein;
•derivative transactions;
•the conduct of business in the ordinary course of business consistent with past practice and the absence of a material adverse effect since December 31, 2023;
•the absence of certain undisclosed liabilities;
•compliance with applicable laws and regulations and the possession of and compliance with permits necessary for the conduct of business;
•compliance with the applicable requirements under the Securities Act and the Exchange Act;
•certain material contracts;
•tax matters;
•employee benefit plan and ERISA matters;
•certain employment and labor matters;

•environmental matters;
•certain oil and gas matters;
•legal proceedings;
•real property matters;
•intellectual property matters;
•affiliate transaction matters;
•insurance coverage and policies;
•the accuracy of the information supplied for inclusion in this joint proxy statement/prospectus;
•regulatory matters;
•takeover law matters;
•the receipt of opinions of financial advisors;
•the absence of any undisclosed broker’s or finder’s fees;
•the absence of payments that would violate anti-corruption and anti-money laundering laws; and
•the absence of stockholders rights plans, “poison pill” anti-takeover plans or other similar arrangements, subject to certain exceptions.
The Merger Agreement also contains additional representations and warranties by the Crescent Parties relating to the following, among other things:
•the capitalization of Merger Sub Inc. and Merger Sub LLC;
•conduct of business of Merger Sub Inc. and Merger Sub LLC;
•the availability of funds required for the consummation of the Mergers; and
•the ownership of SilverBow Common Stock.
Definition of Material Adverse Effect
A “material adverse effect” means, when used with respect to Crescent or SilverBow and their respective subsidiaries, as applicable, (i) a material adverse effect on the ability of such party and its subsidiaries to perform or comply with any material obligation under the Merger Agreement or to consummate the transactions contemplated thereby in accordance with its terms or (ii) any change, event, development, condition, occurrence, effect or combination thereof that materially adversely affects the business, results of operations or financial condition of such party and its subsidiaries, taken as a whole; however, none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account when determining whether a “material adverse effect” has occurred:
•general economic conditions (or changes in such conditions) or conditions in the global economy generally;
•conditions (or changes in such conditions) in the securities markets, including changes in prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
•conditions (or changes in such conditions) in the oil and gas exploration and production industry generally;
•the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;

•any hurricane, tornado, flood, earthquake or other natural disaster;
•any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening of any of the foregoing;
•any actions taken or failure to take action, in each case, to which Crescent or SilverBow, as applicable, has requested in writing;
•the announcement of the Merger Agreement or the pendency or consummation of the Mergers and the other transactions contemplated by the Merger Agreement;
•any change in the market price or trading volume of the SilverBow Common Stock or Crescent Class A Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);
•any downgrade in rating of any indebtedness or debt securities (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);
•any failure by such party to meet any financial projections or estimates or forecasts of revenue, earnings or other financial metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);
•changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;
•the failure to take any action prohibited by the Merger Agreement; or
•any proceedings made or brought by any current or former director or stockholder of Crescent or SilverBow (on its own behalf or on behalf of such person) arising out of the Merger Agreement, the Mergers or other transactions contemplated by the Merger Agreement.
Notwithstanding the foregoing, if such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the first through sixth bullets directly above disproportionately adversely affect such party and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which such party and its subsidiaries operate, such effects will be taken into account.
A “SilverBow material adverse effect” means a material adverse effect with respect to SilverBow, and a “Crescent material adverse effect” means a material adverse effect with respect to Crescent.
Conduct of Business of SilverBow and Crescent Pending the Mergers
Each of SilverBow and Crescent has agreed that, until the earlier of the Initial Merger Effective Time and the termination of the Merger Agreement, except (i) as provided in the applicable party’s disclosure letter, (ii) as required by applicable law, (iii) as expressly required or permitted by the Merger Agreement or (iv) with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), it will, and will cause each of its subsidiaries to, (x) conduct its business and operations in all material respects in the ordinary course consistent with past practice and (y) use commercially reasonable efforts to preserve intact its current business organization, maintain in effect all existing material permits, maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, and preserve its existing relationships with governmental entities, key employees, lessors, customers, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other existing business relationships.

Interim Operations of SilverBow and Crescent
In addition, except as (i) expressly contemplated by the Merger Agreement, (ii) set forth in the applicable party’s disclosure letter, (iii) as required by applicable law or (iv) with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), each of SilverBow and Crescent will not, and will not permit any of their respective subsidiaries to:
•declare, establish a record date for, set aside or pay any dividends on, or make any other distribution in respect of any of its outstanding capital stock, or other equity interests, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any of its shares of capital stock, except:
•with respect to SilverBow, for dividends or distributions by a wholly owned subsidiary of SilverBow to SilverBow or another wholly owned subsidiary of SilverBow; and
•with respect to Crescent, for (i) dividends and distributions by a wholly owned subsidiary of Crescent or by a wholly owned subsidiary of OpCo to Crescent, OpCo or another wholly owned subsidiary of Crescent or OpCo, (ii) dividends and distributions by a portfolio company of Crescent or OpCo to the members of such portfolio company, (iii) (x) regular quarterly cash dividends payable by Crescent in respect of shares of Crescent Class A Common Stock not exceeding $0.12 per share of Crescent Class A Common Stock per quarter and (y) corresponding cash distributions by OpCo on the OpCo Units in an amount sufficient for Crescent to make such quarterly cash dividends on shares of Crescent Class A Common Stock, in each case, with customary record and payment dates and (iv) tax distributions in accordance with Section 5.2 of the OpCo LLC Agreement, determined in a manner consistent with past practice;
•split, combine or reclassify any capital stock, or other equity interests, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests, except:
•with respect to Crescent, other than, in each case, in respect of an exchange of OpCo Units (together with the same number of shares of Crescent Class B Common Stock) in accordance with Crescent’s organizational documents and the OpCo LLC Agreement;
•purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests, except (with respect to SilverBow, pursuant to the Rights Agreement) as required by the terms of any capital stock or equity interest of any subsidiary or any employee benefit plan as in effect as of the date of the Merger Agreement or in respect of any incentive awards or equity compensation awards outstanding as of the date of the Merger Agreement, or issued after the date of the Merger Agreement in accordance with the Merger Agreement, in accordance with the terms of the applicable incentive plan and award agreements and:
•with respect to Crescent, (i) for exchanges or redemptions of OpCo Units (together with the same number of shares of Crescent Class B Common Stock) in accordance with Crescent’s organizational documents and the OpCo LLC Agreement, (ii) repurchases of equity interests (other than equity compensation awards) in any of its subsidiaries by such subsidiary in accordance with its organizational documents and applicable award agreements and (iii) repurchases of Crescent Class A Common Stock, Crescent Class B Common Stock or OpCo Units pursuant to any applicable stock repurchase program authorized as of the date of the Merger Agreement;
•issue, sell, pledge, dispose of or encumber (x) any shares of its capital stock or other ownership interest, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, except:
•with respect to SilverBow, for (i) issuances of shares of SilverBow Common Stock in respect of settlement of any SilverBow RSU Awards or SilverBow PSU Awards or the exercise of any SilverBow

Option, in each case, outstanding on the date of the Merger Agreement or granted in accordance with the terms of the Merger Agreement, (ii) the sale of shares of SilverBow Common Stock issued pursuant to the settlement of SilverBow RSU Awards or SilverBow PSU Awards or the exercise of any SilverBow Option, in each case, if necessary to effectuate the withholding of taxes, (iii) issuances in accordance with the Rights Agreement and (iv) transactions solely between or among SilverBow and its wholly owned subsidiaries; and
•with respect to Crescent, for (i) issuances of Crescent Restricted Stock, Crescent RSUs or Crescent PSUs pursuant to the terms of the Crescent Incentive Plans in the ordinary course of business consistent with past practice or issuances of shares of Crescent Common Stock (x) in respect of settlement of any equity compensation awards granted by Crescent, in each case, outstanding on the date of the Merger Agreement or (y) issued as a dividend in accordance with the terms of the Merger Agreement, (ii) the sale of shares of Crescent Common Stock issued pursuant to the settlement of any equity compensation awards granted by Crescent, in each case, if necessary to effectuate the withholding of taxes, (iii) transactions solely between or among Crescent and any wholly-owned subsidiary of Crescent or OpCo LLC, and (iv) issuances in connection with an exchange or redemption of OpCo LLC Units (together with shares of Crescent Class B Common Stock) in accordance with Crescent’s organizational documents and the OpCo LLC Agreement;
•amend or permit the adoption of any amendment to its organizational documents (and, with respect to Crescent, the organizational documents of OpCo or the Management Agreement);
•acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any oil and gas properties, properties, assets, business or any corporation, partnership, association or other business organization or division thereof, except (i) for acquisitions of inventory or equipment in the ordinary course of business consistent with past practice or pursuant to existing contracts, (ii) transactions solely between such party and its wholly owned subsidiaries or solely among its wholly owned subsidiaries or (iii) acquisitions for which the consideration, with respect to SilverBow is $5,000,000 in the aggregate or less, and with respect to Crescent is $250,000,000 in the aggregate or less:
•consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution, or a restructuring, recapitalization or other reorganization of a similar nature;
•sell, lease, swap, exchange, transfer, farmout, license, abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, abandon, permit to lapse, discontinue or otherwise dispose of, any of its assets (including any intangible assets, such as intellectual property) or properties (including any oil and gas properties) except (i) pursuant to an existing contract in effect on the date of the Merger Agreement and set forth in the disclosure letters of the respective party, (ii) among such parties and its wholly owned subsidiaries or among its wholly owned subsidiaries, (iii) sales, leases, swaps, exchanges, transfers, farmouts, licenses, abandonments, lapses, discontinuances or dispositions for which the consideration and fair value is, with respect to SilverBow, $5,000,000 in the aggregate or less, and with respect to Crescent, $250,000,000 in the aggregate or less, (iv) sales of hydrocarbons made in the ordinary course of business, (v) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice or (vi) the expiration of any oil and gas lease in accordance with its terms;
•change in any material respect any of its financial accounting principles, practices or methods, except as required by GAAP or applicable law; or
•agree to take any action that is prohibited by the above.

Interim Operations of SilverBow
In addition, except as (i) expressly contemplated by the Merger Agreement, (ii) set forth in the applicable party’s disclosure letter, (iii) as required by applicable law or (iv) with the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed), SilverBow will not, and will not permit any of its subsidiaries to:
•except as required by the terms (as in effect on the date of the Merger Agreement) of any benefit plan set forth in SilverBow’s disclosure schedules (i) enter into, adopt, materially amend or terminate any benefit plan, (ii) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or change the manner in which contributions to such benefit plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (iii) increase or grant any new entitlement to compensation or benefits payable to any former or current employee, officer, director, individual independent contractor or consultant, except, in the ordinary course of business consistent with past practice, base salary or wage rate increases for any employee with an annualized base salary or annualized hourly wages (assuming a full year of employment on such person’s regular schedule of up to 40 hours per week), as applicable, of less than $250,000, (iv) grant, pay or award any severance or termination pay, bonuses, retention or incentive compensation, to any former or current employee, officer, director, individual independent contractor or consultant, (v) take any action to accelerate the vesting, lapsing of restrictions, payment, or funding, or fund or in any other way secure the payment, of compensation or benefits under any benefit plan, (vi) with respect to any incentive award or units to be settled in cash, increase the portion of such award or units that may be settled in shares of SilverBow Common Stock (whether at the election of SilverBow, any of its subsidiaries, or any other person or automatically without any action by any such party), (vii) loan or advance any money to any former or current employee, officer, director, individual independent contractor or consultant or grant to any such person any gross up right, (viii) terminate the employment of any employee with an annualized base salary or annualized hourly wages (assuming a full year of employment on such person’s regular schedule of up to 40 hours per week), as applicable, of $250,000 or greater, other than terminations for cause, or hire any employee, other than hiring in the ordinary course of business for a position with an annualized base salary or annualized hourly wages (assuming a full year of employment on such person’s regular schedule of up to 40 hours per week), as applicable, of less than $250,000, (ix) undertake any employment losses that create, or would reasonably be expected to create, obligations pursuant to the WARN Act, (x) modify, extend or enter into any labor agreements, or (xi) recognize or certify any labor unions, trade unions, works councils, or other employee representatives or other labor organizations as the bargaining representative for any of its employees, or enter into any contracts with any such representative;
•waive the restrictive covenant obligations of any current or former employee, independent contractor, or consultant;
•merge, consolidate, combine or amalgamate with any person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Mergers);
•authorize, make or commit to make capital expenditures in any calendar month that are in the aggregate greater than 103% of the aggregate amount of capital expenditures set forth in SilverBow’s drilling and completion capital expenditure budget divided by 12, except (i) to the extent such capital expenditures are specifically further described in SilverBow’s disclosure letter or (ii) for capital expenditures to repair damage resulting from insured casualty events or required to address an emergency that causes, or risks causing, imminent and material damage to assets or the environment or endangers the health or safety of individuals;
•enter into any new line of business that is materially different from its and its subsidiaries’ businesses as of the date of the Merger Agreement;
•fail to protect, maintain or otherwise keep in force any material intellectual property or material rights in such intellectual property owned by SilverBow or any of its subsidiaries in the ordinary course of business;

provided that the foregoing will not require SilverBow or its subsidiaries to take any action to alter the terms of any license or other contract with respect to such intellectual property;
•(i) incur, create, assume or guarantee any indebtedness, except for (x) incurrences of indebtedness under its revolving credit agreement in the ordinary course of business that would not exceed $20,000,000 in the aggregate of new (and not repaid) borrowings, (y) indebtedness incurred in connection with hedging activities (including pursuant to any derivative product) in the ordinary course consistent with past practices or (z) indebtedness incurred under its revolving credit agreement to fund the purchase price of any acquisition permitted under the Merger Agreement, (ii) transactions solely between or among SilverBow and its wholly owned subsidiaries or solely between or among its wholly owned subsidiaries, and in each case guarantees thereof or (iii) incur, create or suffer to exist any encumbrance with respect to SilverBow, except for permitted encumbrances or (x) encumbrances in existence on the date of the Merger Agreement;
•cancel, modify or waive any debts or claims held by SilverBow or any of its subsidiaries or waive any rights held by SilverBow or any of its subsidiaries other than in the ordinary course of business consistent with past practice, with respect to amounts that are not material to it or its subsidiaries, taken as a whole;
•other than the settlement of any legal proceedings reflected or reserved against on SilverBow’s balance sheet or the notes thereto for an amount not in excess of such reserve, waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any legal proceeding (excluding (x) any legal proceeding in respect of taxes and (y) any shareholder litigation) involving solely the payment of monetary damages by SilverBow or its subsidiaries of any amount exceeding $1,000,000 in the aggregate (but excluding any amounts paid by any applicable insurance policy maintained by SilverBow or any of its subsidiaries); provided, however, that neither SilverBow nor its subsidiaries will settle or compromise any legal proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing or (3) has a materially restrictive impact on the business;
•(i) enter into any lease for real property (excluding, for the avoidance of doubt, oil and gas leases) that would be a material real property leave if entered into prior to the date of the Merger Agreement or (ii) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material real property lease;
•(i) make (other than in the ordinary course of business consistent with past practice), change or revoke any material election relating to taxes (including any election for any joint venture, partnership, limited liability company or other investment where SilverBow has the authority to make such binding election in its discretion), (ii) prepare and file any material tax return in a manner materially inconsistent with past practice or amend any material tax return, (iii) change an annual tax accounting period or change any material tax accounting method, (iv) settle or compromise any material proceeding with respect to taxes; (v) enter into any material closing agreement with respect to taxes, (vi) surrender any right to claim a material tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax, or (vii) take any action otherwise allowed under the Merger Agreement that would (x) have the effect of materially increasing the tax liability, or materially reducing any tax asset, of or with respect to SilverBow or any of its subsidiaries or (y) result in the creation of a material “intercompany item” (as such term is described in Treas. Reg. § 1.1502-13);
•except as expressly permitted by the Merger Agreement and other than in the ordinary course of business consistent with past practice, (i) enter into or assume any contract that would have been a material contract had it been entered into prior to the date of the Merger Agreement or (ii) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any material contract, excluding any termination upon expiration of a term in accordance with the terms of such material contract;
•amend, modify or supplement any oil and gas lease that has the effect of (i) reducing the primary term thereof, (ii) increasing or modifying the calculation of any royalties payable thereunder, (iii) require any drilling or completion of any wells (subject to certain exceptions), or (iv) imposing or reducing the time periods to conduct any operations thereunder in order to maintain or extend such oil and gas lease;
•fail to maintain in full force and effect in all material respects, or fail to replace or renew, SilverBow’s and its subsidiaries’ material insurance policies to the extent commercially reasonable in SilverBow’s business judgment in light of prevailing conditions in the insurance market; or
•agree to take any action that is prohibited by the above.
No Solicitation; Changes in Recommendation
No Solicitation by Crescent
Crescent has agreed that, from and after the date of the Merger Agreement, Crescent and its subsidiaries will, and Crescent will, and will cause its subsidiaries to, cause its and their respective officers and directors, and use reasonable best efforts to cause its and their other respective representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a Crescent Acquisition Proposal.
Crescent has agreed that, from and after the date of the Merger Agreement, neither Crescent nor its subsidiaries will, and Crescent will, and will cause its subsidiaries to, cause its and their respective officers and directors, and use reasonable best efforts to cause its and their other respective representatives not to:
•directly or indirectly initiate, solicit or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to it or its subsidiaries) the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Crescent Acquisition Proposal;
•participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Crescent or any of its subsidiaries or afford access to the properties, books or records of Crescent or any of its subsidiaries with respect to, relating to, or in furtherance of, a Crescent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Crescent Acquisition Proposal; or
•accept a Crescent Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding or agreement in principle, (i) intended to or would reasonably be expected to lead to, any Crescent Acquisition Proposal or (ii) requiring, intending to cause, or which would reasonably be expected to cause Crescent to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by the Merger Agreement.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to the receipt of the Crescent Stockholder Approval, (i) Crescent receives a written, unsolicited bona fide Crescent Acquisition Proposal (which did not result from a breach of the non-solicitation restrictions), (ii) Crescent notifies SilverBow of such Crescent Acquisition Proposal and (iii) the Crescent Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or would reasonably be expected to lead to a Crescent Superior Proposal and the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be reasonably likely to be inconsistent with its fiduciary duties to the Crescent stockholders, then Crescent, its subsidiaries and their respective representatives are permitted to engage in discussions or negotiations with such third party.
Crescent and its representatives may (i) seek clarification from any person that has made an unsolicited inquiry or proposal to clarify the terms and conditions of such proposal to determine whether such proposal constitutes a Crescent Superior Proposal and (ii) inform a third party of the restrictions imposed by the Merger Agreement (without, in each case, conveying or attempting to gather any other information).
Notwithstanding these restrictions, the Crescent Board is not prohibited from making, directly or indirectly, after consultation with its outside legal counsel, such customary disclosures with regard to an acquisition proposal as it determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule

14d-9 promulgated under the Exchange Act, or issuing “stop, look and listen” communications or similar communications of the type contemplated by Section 14d-9(f) under the Exchange Act or making any factually accurate public statement that solely describes the receipt of such acquisition proposal the terms thereof and the identity of the person making such acquisition proposal, and the operation of the Merger Agreement with respect thereto; provided, however, the Crescent Board will not be permitted to make a Crescent Board Recommendation Change, except as expressly provided in the Merger Agreement. Moreover, any such disclosure or statement must include an express reaffirmation of the Crescent Board recommendation.
No Solicitation by SilverBow
SilverBow has agreed that, from and after the date of the Merger Agreement, SilverBow will, and will cause its subsidiaries to, cause its and their respective officers and directors, and use reasonable best efforts to cause its and their other respective representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a SilverBow Acquisition Proposal.
SilverBow has agreed that, from and after the date of the Merger Agreement, neither SilverBow nor its subsidiaries will, and SilverBow will, and will cause its subsidiaries to, cause its and their respective officers and directors, and use reasonable best efforts to cause its and their other respective representatives not to:
•directly or indirectly initiate, solicit or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to it or its subsidiaries) the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a SilverBow Acquisition Proposal;
•participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to SilverBow or any of its subsidiaries or afford access to the properties, books or records of SilverBow or any of its subsidiaries with respect to, relating to, or in furtherance of, a SilverBow Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a SilverBow Acquisition Proposal; or
•accept a SilverBow Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding or agreement in principle, (i) intended to or would reasonably be expected to lead to, any SilverBow Acquisition Proposal or (ii) requiring, intending to cause, or which would reasonably be expected to cause SilverBow to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by the Merger Agreement.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to obtaining the approval by SilverBow stockholders of the SilverBow Merger Proposal (the “SilverBow Stockholder Approval”), (i) SilverBow receives a written, unsolicited bona fide SilverBow Acquisition Proposal (which did not result from a breach of the non-solicitation restrictions), (ii) SilverBow notifies Crescent of such SilverBow Acquisition Proposal and (iii) the SilverBow Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that such acquisition proposal constitutes or would reasonably be expected to lead to a SilverBow Superior Proposal and that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be reasonably likely to be inconsistent with its fiduciary duties to the SilverBow stockholders, then SilverBow, its subsidiaries and their respective representatives are permitted to engage in discussions or negotiations with such third party.
SilverBow and its representatives may (i) seek clarification from any person that has made an unsolicited inquiry or proposal to clarify the terms and conditions of such proposal to determine whether such proposal constitutes a SilverBow Superior Proposal and (ii) inform a third party of the restrictions imposed by the Merger Agreement (without, in each case, conveying or attempting to gather any other information except as otherwise specifically permitted under the Merger Agreement).
Notwithstanding these restrictions, the SilverBow Board is not prohibited from making, directly or indirectly, after consultation with its outside legal counsel, such customary disclosures with regard to an acquisition proposal as it determines in good faith are necessary to comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act, or issuing “stop, look and listen” communications or similar communications of the type contemplated by Section 14d-9(f) under the Exchange Act or making any factually accurate public statement that solely describes the receipt of such acquisition proposal, the terms thereof and the identity of the person making such acquisition proposal, and the operation of the Merger Agreement with respect thereto; provided, however, that the SilverBow Board will not be permitted to make a SilverBow Board Recommendation Change, except as expressly provided in the Merger Agreement. Moreover, any such disclosure or statement must include an express reaffirmation of SilverBow’s recommendation. .
Changes of Recommendation by the Crescent Board
Under the Merger Agreement, subject to certain exceptions described below, Crescent has agreed that the Crescent Board may not take any of the following actions, each of which are referred to as a “Crescent Board Recommendation Change”:
•withdraw, modify, publicly propose to withhold or withdraw, or amend, modify or qualify in a manner adverse to SilverBow, the Crescent Board recommendation;
•endorse or recommend, adopt or approve, or propose publicly to endorse or recommend, adopt or approve, any Crescent Acquisition Proposal;
•fail to include the Crescent Board recommendation in this joint proxy statement/prospectus;
•in the event that any Crescent Acquisition Proposal (other than a Crescent Acquisition Proposal subject to the bullet below) has been publicly announced or been delivered to the Crescent Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Crescent Board recommendation on or prior to the earlier of (i) two business days before the Crescent Special Meeting or (ii) ten business days after such announcement or disclosure; or
•fail to recommend against accepting a Crescent Acquisition Proposal that is structured as a tender offer or exchange offer by Crescent stockholders on or prior to the earlier of (i) two business days before the Crescent Special Meeting or (ii) ten business days after such tender offer or exchange offer was commenced.
However, at any time prior to obtaining the approval by Crescent stockholders of Crescent Issuance Proposal, the Crescent Board may, in response to a Crescent Superior Proposal that did not result from a breach of the non-solicitation restrictions applicable to Crescent, make a Crescent Board Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement for such Crescent Superior Proposal and that the Crescent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Crescent Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties, if:
•Crescent has given SilverBow written notice to SilverBow that Crescent has received a Crescent Superior Proposal (which notice will describe the material terms and conditions of such Crescent Superior Proposal and the identity of the person or group making such Crescent Superior Proposal); and
•After four business days, the Crescent Board determines, after taking into account any alternative transaction proposed by SilverBow, in good faith (after consultation with Crescent’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal proposed by SilverBow during such period) that such Crescent Acquisition Proposal remains a Crescent Superior Proposal.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to the receipt of the Crescent Stockholder Approval, in response to a Crescent Intervening Event (as defined below) unrelated to a Crescent Acquisition Proposal, the Crescent Board may make a Crescent Board Recommendation Change to withhold or withdraw its recommendation if the Crescent Board (i) determines in good faith, after consultation with Crescent’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Crescent Board Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to the Crescent stockholders and (ii) provides written notice to SilverBow advising it that the Crescent Board is contemplating making a Crescent Board Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Crescent Board may not make such a Crescent Board Recommendation Change until the fourth business day after receipt by SilverBow of such notice and (y) during such four (4) business day period, at the request of SilverBow, Crescent will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the Crescent Board not to make such Crescent Board Recommendation Change consistent with its fiduciary duties.
A “Crescent Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or, if known, the consequences of which are not known or reasonably foreseeable) to or by the Crescent Board as of the date of the Merger Agreement, which event, fact, circumstance, development, occurrence or consequence becomes known to the Crescent Board prior to obtaining the Crescent Stockholder Approval; provided, that in no event will any changes in the market price or trading volume of SilverBow Common Stock or Crescent Common Stock, as applicable, be taken into account for purposes of determining whether a Crescent Intervening Event has occurred, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether a Crescent Intervening Event has occurred.
Changes of Recommendation by the SilverBow Board
Under the Merger Agreement, subject to certain exceptions described below, SilverBow has agreed that the SilverBow Board may not take any of the following actions, each of which are referred to as “SilverBow Board Recommendation Change”:
•withdraw, modify, publicly propose to withhold or withdraw, or amend, modify or qualify in a manner adverse to Crescent, the SilverBow Board recommendation;
•endorse or recommend, adopt or approve, or propose publicly to endorse or recommend, adopt or approve, any SilverBow Acquisition Proposal;
•fail to include the SilverBow Board recommendation in this joint proxy statement/prospectus;
•in the event that any SilverBow Acquisition Proposal (other than a SilverBow Acquisition Proposal subject to the bullet below) has been publicly announced or been delivered to the SilverBow Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the SilverBow Board recommendation on or prior to the earlier of (i) two business days before the SilverBow Special Meeting or (ii) ten business days after such announcement or disclosure; or
•fail to recommend against accepting a SilverBow Acquisition Proposal that is structured as a tender offer or exchange offer by SilverBow stockholders on or prior to the earlier of (i) two business days before the SilverBow Special Meeting (if such tender offer or exchange offer commenced more than four business days prior to the date of the SilverBow Special Meeting) or (ii) ten business days after such tender offer or exchange offer was commenced.
However, at any time prior to obtaining the approval by SilverBow stockholders of SilverBow Issuance Proposal, the SilverBow Board may, in response to a SilverBow Superior Proposal that did not result from a breach of the non-solicitation restrictions applicable to SilverBow, make a SilverBow Board Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement for such SilverBow Superior Proposal and that the SilverBow Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a SilverBow Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties, if:
•SilverBow has given Crescent written notice to Crescent that SilverBow has received a SilverBow Superior Proposal (which notice will describe the material terms and conditions of such SilverBow Superior Proposal and the identity of the person or group making such SilverBow Superior Proposal); and

•After four business days, the SilverBow Board determines, after taking into account any alternative transaction proposed by Crescent, in good faith (after consultation with the SilverBow’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal proposed by Crescent during such period) that such SilverBow Acquisition Proposal remains a SilverBow Superior Proposal.
Notwithstanding the restrictions set forth above, the Merger Agreement provides that, if, at any time prior to the receipt of the SilverBow Stockholder Approval, in response to a SilverBow Intervening Event unrelated to a SilverBow Acquisition Proposal, the SilverBow Board may make a SilverBow Board Recommendation Change to withhold or withdraw its recommendation if the SilverBow Board (i) determines in good faith, after consultation with the SilverBow’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such SilverBow Board Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to the SilverBow stockholders and (ii) provides written notice to Crescent advising it that the SilverBow Board is contemplating making a SilverBow Board Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the SilverBow Board may not make such a SilverBow Board Recommendation Change until the fourth business day after receipt by Crescent of such notice and (y) during such four (4) business day period, at the request of Crescent, SilverBow will negotiate in good faith with respect to any changes or modifications to the Merger Agreement which would allow the SilverBow Board not to make such SilverBow Board Recommendation Change consistent with its fiduciary duties.
A “SilverBow Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or, if known, the consequences of which are not known or reasonably foreseeable) to or by the SilverBow Board as of the date of the Merger Agreement, which event, fact, circumstance, development, occurrence or consequence becomes known to the SilverBow Board prior to obtaining the required approval by SilverBow stockholders; provided, that (i) in no event will the results of the election of SilverBow’s directors at SilverBow’s 2024 Annual Meeting of Shareholders or any adjournment thereof be taken into account for purposes of determining whether a SilverBow Intervening Event has occurred or (ii) in no event will any changes in the market price or trading volume of SilverBow Common Stock or Crescent Common Stock, as applicable, be taken into account for purposes of determining whether a SilverBow Intervening Event has occurred, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether a SilverBow Intervening Event has occurred.
Confidentiality and Standstill Arrangements
Each of SilverBow and Crescent has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party; provided, however, that prior to, but not after, obtaining the required SilverBow Stockholder Approval or the required Crescent Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the SilverBow Board or Crescent Board (as applicable) determines in good faith after consultation with the SilverBow’s or Crescent’s (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties, SilverBow or Crescent (as applicable) will be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an acquisition proposal to SilverBow or Crescent (as applicable), on a confidential basis, provided, however, that SilverBow or Crescent (as applicable) will advise the other party in writing at least two (2) calendar days prior to taking such action.
Definitions of Acquisition Proposals
A “Crescent Acquisition Proposal” means any bona fide proposal, whether or not in writing, for the:
•direct or indirect acquisition or purchase of a business or assets of Crescent that constitutes 15% or more of the net revenues, net income or the assets (based on the fair market value thereof) of Crescent and its subsidiaries, taken as a whole;

•direct or indirect acquisition or purchase of 15% or more of any class of equity securities or capital stock of Crescent or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Crescent and its subsidiaries, taken as a whole; or
•merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Crescent or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of Crescent and its subsidiaries, taken as a whole, other than the transactions contemplated by the Merger Agreement.
A “SilverBow Acquisition Proposal” means any bona fide proposal, whether or not in writing, for the:
•direct or indirect acquisition or purchase of a business or assets of SilverBow that constitutes 15% or more of the net revenues, net income or the assets (based on the fair market value thereof) of SilverBow and its subsidiaries, taken as a whole;
•direct or indirect acquisition or purchase of 15% or more of any class of equity securities or capital stock of SilverBow or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of SilverBow and its subsidiaries, taken as a whole; or
•merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of SilverBow or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of SilverBow and its subsidiaries, taken as a whole, other than the transactions contemplated by the Merger Agreement.
Definitions of Superior Proposals
A “Crescent Superior Proposal” means any bona fide written Crescent Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) made by a third party on terms which a majority of the Crescent Board determines in good faith after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of such proposal and the Merger Agreement, including any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by SilverBow (including any conditions to and expected timing of consummation, and any risks of non-consummation, of such proposal) to be superior to Crescent and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by the Merger Agreement and to any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed SilverBow.
A “SilverBow Superior Proposal” means any bona fide written SilverBow Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) made by a third party on terms which a majority of the SilverBow Board determines in good faith after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of such proposal and the Merger Agreement, including any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by Crescent (including any conditions to and expected timing of consummation, and any risks of non-consummation, of such proposal) to be superior to SilverBow and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated by the Merger Agreement and to any alternative transaction (including any modifications to the terms of the Merger Agreement) proposed by Crescent.

Preparation of Joint Proxy Statement/Prospectus and Registration Statement
Each of Crescent and SilverBow has agreed to promptly furnish to the other party all information relating to such party and the holders of its capital stock, as may be reasonably requested by the other party in connection with preparing, filing and distributing this joint proxy statement/prospectus and any amendments or supplements hereto.
Each of Crescent and SilverBow has agreed to use reasonable best efforts to cause the registration statement of which this joint proxy statement/prospectus forms a part, to be declared effective under the Securities Act as promptly as practicable after its filing. Each of Crescent and SilverBow will advise the other promptly after it receives any request by the SEC for amendment of this joint proxy statement/prospectus or the registration statement, of which this joint proxy statement/prospectus forms a part, or comments thereon and responses thereto or any request by the SEC for additional information.
Prior to filing the registration statement, of which this joint proxy statement/prospectus forms a part (or any amendment or supplement thereto), or mailing this joint proxy statement/prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Crescent and SilverBow has agreed to provide the other with a reasonable opportunity to review and comment on such document or response.
Crescent has agreed to use reasonable best efforts to also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the Crescent Stock Issuance and SilverBow will furnish all information concerning SilverBow, its subsidiaries and the holders of SilverBow Common Stock as may be reasonably requested in connection with any such action. Crescent will advise SilverBow, promptly after it receives notice thereof, of the time when the registration statement, of which this joint proxy statement/prospectus forms a part, has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Crescent Class A Common Stock issuable in connection with the Initial Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the registration statement, of which this joint proxy statement/prospectus forms a part, or comments thereon and responses thereto or requests by the SEC for additional information.
If at any time prior to the Initial Merger Effective Time, any information relating to Crescent or SilverBow, or any of their respective affiliates, officers or directors, is discovered by Crescent or SilverBow which should be set forth in an amendment or supplement to any of the registration statement, of which this joint proxy statement/prospectus forms a part, or this joint proxy statement/prospectus, so that any such documents would not contain any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any other such documents would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable law, disseminated to either Crescent stockholder or SilverBow stockholders, as applicable.
Special Meetings
Crescent Special Meeting
Crescent has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Crescent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Crescent Issuance Proposal by Crescent stockholders, to be held as promptly as practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act and no later than the 45th day following the first mailing of this joint proxy statement/prospectus. Except as permitted in the Merger Agreement, the Crescent Board must recommend that the stockholders of Crescent approve the Crescent Issuance Proposal at the Crescent Special Meeting and the Crescent Board must use reasonable best efforts to solicit from Crescent stockholders proxies in favor of the approval of the

Crescent Issuance Proposal. Crescent’s obligations to call, give notice of, convene and hold the Crescent Special Meeting in accordance with the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Crescent Acquisition Proposal or by any Crescent recommendation change.
Crescent (i) will be required to postpone or adjourn the Crescent Special Meeting if (i) as of the time for which the Crescent Special Meeting is scheduled, there are insufficient shares of Crescent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Crescent Special Meeting or Crescent has not received proxies representing the required stockholder approval to approve the Crescent Stock Issuance, whether or not a quorum is present, or (ii) after consultation with SilverBow, reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law in advance of the Crescent Special Meeting; provided, however, that the Crescent Special Meeting may not be adjourned or postponed to a date on or after three business days prior to the Termination Date; provided, further, that the Crescent Special Meeting will not be postponed or adjourned as a result of the foregoing clause (i) for a period of more than ten business days in the aggregate without the prior written consent of SilverBow.
SilverBow Special Meeting
SilverBow has agreed to take all action necessary in accordance with applicable laws and the organizational documents of SilverBow to duly give notice of, convene and hold a meeting of its stockholders for the purpose of adopting the Merger Agreement by SilverBow stockholders, to be held as promptly as practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective under the Securities Act and no later than the 45th day following the first mailing of this joint proxy statement/prospectus. Except as permitted in the Merger Agreement, the SilverBow Board must recommend that the stockholders of SilverBow adopt the Merger Agreement at the SilverBow Special Meeting and the SilverBow Board must use reasonable best efforts to solicit from SilverBow stockholders proxies in favor of the approval of the SilverBow Merger Proposal. SilverBow’s obligations to call, give notice of, convene and hold the SilverBow Special Meeting in accordance with the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any SilverBow Acquisition Proposal or by any SilverBow recommendation change.
SilverBow (i) will be required to postpone or adjourn the SilverBow Special Meeting if (i) as of the time for which the SilverBow Special Meeting is scheduled, there are insufficient shares of SilverBow Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SilverBow Special Meeting or SilverBow has not received proxies representing the required stockholder approval to approve the SilverBow Merger Proposal, whether or not a quorum is present, or (ii) after consultation with Crescent, reasonable additional time is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered in accordance with applicable law in advance of the SilverBow Special Meeting; provided, however, that the SilverBow Special Meeting may not be adjourned or postponed to a date on or after three business days prior to the Termination Date; provided, further, that the SilverBow Special Meeting will not be postponed or adjourned as a result of the foregoing clause (i) for a period of more than ten business days in the aggregate without the prior written consent of Crescent.
Timing of Special Meetings
Crescent and SilverBow will use their reasonable best efforts to hold the Crescent Special Meeting and the SilverBow Special Meeting on the same day.
Access to Information
Crescent and SilverBow have agreed to afford to the other party and its representatives, during the period prior to the earlier of the Initial Merger Effective Time and the termination of the Merger Agreement, reasonable access during normal business hours, to such party’s and its subsidiaries’ personnel and properties (to such party or its applicable subsidiaries has the right to permit access to such properties), contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable laws as may be reasonably requested in connection with the transactions contemplated by the Merger Agreement; provided, however, that in no event will access be provided to conduct any invasive sampling, monitoring or other investigations, including any Phase II assessments or investigations. Notwithstanding the foregoing, no party will be required to afford such access if it would unreasonably disrupt the operations of such party or any of its subsidiaries, would cause a violation of any contract existing as of the date of the Merger Agreement to which such party or any of its subsidiaries is a party or a risk of a loss of privilege to such party or any of its subsidiaries (so long as such party has used its reasonable best efforts to find an alternative way to provide such access), or would constitute a violation of any applicable law.
HSR and Other Regulatory Approvals
Except for the filings and notifications made pursuant to antitrust laws, as soon as practicable after the date of the Merger Agreement, each of Crescent and SilverBow has agreed to use reasonable best efforts to file with the appropriate governmental entities all notices, reports and other documents required with respect to the Mergers and the other transactions contemplated by the Merger Agreement. Each of Crescent and SilverBow will promptly (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by a governmental entity of any jurisdiction and which the parties may reasonably deem appropriate. Neither party will independently participate in any meeting, or engage in any substantive meeting, with any governmental entity in respect to any such filings, investigation or other inquiry without giving the other party prior notice of the meeting and, unless prohibited by such governmental entity, the opportunity to attend or participate. The parties will consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed communication by such party to any governmental entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, other antitrust laws or any applicable state laws in connection with the Mergers and the other transactions contemplated by the Merger Agreement. The parties will discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable law in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement; provided, however, that (i) Crescent will determine such strategy for obtaining any clearances required or advisable under antitrust or competition laws after considering in good faith all comments and advice of SilverBow (and its counsel) and (ii) Crescent will take the lead in all meetings and communications with any governmental entity in connection with obtaining such clearances required or advisable under antitrust or competition laws.
In addition, each of Crescent and SilverBow has agreed to, within ten business days following the date of the Merger Agreement, make any filings required under the HSR Act relating to the transactions contemplated in the Merger Agreement. Crescent and SilverBow will each promptly, subject to confidentiality provisions of the confidentiality agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ. Notwithstanding anything to the contrary in the Merger Agreement, (i) SilverBow will not, nor will it permit any of its subsidiaries to, without the prior written consent of Crescent, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Mergers, the freedom of action of Crescent or any of its subsidiaries with respect to, or its ability to retain, SilverBow and the its subsidiary, Crescent or the its subsidiaries, or any of the respective businesses or assets of Crescent, SilverBow or any of their respective subsidiaries and (ii) neither Crescent nor any of its subsidiaries will be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, SilverBow and its subsidiaries, Crescent or its subsidiaries, or any of the respective businesses or assets of Crescent, SilverBow or any of their respective subsidiaries, in each case if such divestiture or other action with respect thereto would (A) reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Crescent and its subsidiaries (including SilverBow and its subsidiaries), taken as a whole after giving effect to the Closing, (B) require Crescent, SilverBow or any of their respective subsidiaries to divest of assets material to Crescent and its subsidiaries (including SilverBow and its subsidiaries), taken as a whole after giving effect to the Closing (it being understood that for purposes of clauses (A) and (B), Crescent and its subsidiaries (including SilverBow and its subsidiaries), taken as a whole after giving effect the Closing, will be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of SilverBow and its subsidiaries, taken as a whole, as of the date of the Merger Agreement), (C) require Crescent or its subsidiaries (including at or after the Closing, SilverBow or its subsidiaries) to provide prior notice to, or to obtain prior approval from, any governmental entity with respect to any transactions following the Closing (other than to the extent such requirement is immaterial in the circumstances) or (D) with respect to any divestiture of assets of Crescent and its subsidiaries, cause the condition precedent to the funding of the debt financing to fail to be satisfied.
Employee Matters
For a period of one year following the Initial Merger Effective Time (or, if shorter, for the period that the applicable continuing employee remains employed by Crescent or its subsidiaries following the Initial Merger Effective Time), each individual who is employed as of the Initial Merger Effective Time by SilverBow or its subsidiaries and who remains employed by Crescent or its subsidiaries (which we refer to as a “continuing employee”) will be provided with the following by Crescent:
•base salary or hourly wages (as applicable), target short-term cash incentive compensation opportunities, and severance and termination benefits, in each case, that are no less favorable than as provided to the continuing employee as of immediately prior to the Initial Merger Effective Time; and
•other employee benefits (excluding any change in control, transaction and retention bonuses and payments, non-qualified deferred compensation, and defined benefit pension and post-termination and retiree medical benefits) that are substantially similar in the aggregate to the greater of (A) those provided to such continuing employee as of immediately prior to the Initial Merger Effective Time or (B) those provided from time to time to similarly situated employees of Crescent and its subsidiaries (in each case of clauses (A) and (B), subject to the same exclusions).
Subject to applicable law, for all purposes under the employee benefit plans of Crescent and its subsidiaries providing benefits to any continuing employees after the Initial Merger Effective Time (each, a “New Crescent Plan”), Crescent will cause each continuing employee to be credited with his or her years of service with SilverBow and its subsidiaries (and any other predecessor or acquired entities) before the Initial Merger Effective Time, to the same extent the continuing employee was entitled, as of immediately prior to the Initial Merger Effective Time, to credit for such service under any similar benefit plan of SilverBow and its subsidiaries for all purposes, including for purposes of determining eligibility to participate, level of benefits, vesting and benefit accrual, except (i) where such service credit would result in a duplication of benefits, (ii) to the extent the continuing employee is affected without regard to whether employment before the Initial Merger Effective Time was with SilverBow and its subsidiaries, (iii) for purposes of any employee benefit plan of Crescent or any of its subsidiaries that is grandfathered or frozen (and, for the avoidance of doubt, no continuing employee will be eligible to participate in any such grandfathered or frozen plan), or (iv) for purposes of benefit accrual under any non-qualified deferred compensation, defined benefit pension, or post-termination or retiree medical benefit arrangements. Additionally, for purposes of each New Crescent Plan providing medical, dental, pharmaceutical or vision benefits to any continuing employee, Crescent will use commercially reasonable efforts to (A) cause each continuing employee to be immediately eligible to participate, without any waiting time, in any and all such benefit plans to the extent coverage under such new benefit plan replaces coverage under a comparable employee benefit plan of SilverBow and its subsidiaries in which the continuing employee participated immediately prior to the Initial Merger Effective Time (each, an “Old SilverBow Plan”), (B) cause all pre-existing condition exclusions and actively-at-work requirements to be waived for each continuing employee and his or her covered dependents, to the same extent as such exclusions and requirements did not apply to the continuing employee under a comparable Old SilverBow Plan as of immediately prior to the Initial Merger Effective Time, and (C) cause the dollar amount of any eligible expenses incurred by each continuing employee and his or her covered dependents during the portion of the plan year of any Old SilverBow Plan ending on the date the continuing employee’s participation in the corresponding New Crescent Plan begins to be taken into account under the New Crescent Plan for purposes of satisfying all deductible, co-insurance, maximum out-of-pocket requirements and similar expenses applicable to the continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the New Crescent Plan.

Prior to the Closing Date and conditioned on the occurrence of the Initial Merger Effective Time, if requested by Crescent in writing at least ten days prior to the Closing Date, SilverBow will cause it and its subsidiaries to take all necessary and appropriate action to (i) effect the termination of each defined contribution plan sponsored or maintained by SilverBow or its subsidiaries and intended to be qualified under Section 401(a) of the Code (collectively, the “401(k) Plan”) effective no later than the business day preceding the Closing Date, (ii) fully vest the account balance of all participants under the 401(k) Plan effective as of such termination date and (iii) cause all contributions to the 401(k) Plan to cease effective as of such termination date (other than contributions allocable to periods of service prior to such termination date, matching contributions on such participant contributions (including any true-up matching contributions), participant loan repayments, and any required corrective contributions).
In the event that the 401(k) Plan is terminated as set forth in the Merger Agreement, as soon as administratively practicable following the Initial Merger Effective Time, Crescent will use commercially reasonable efforts to cause (x) a tax-qualified defined contribution plan to accept any "eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in an amount equal to the full account balance (including any participant loans) distributed or distributable to each applicable continuing employee from the 401(k) Plan and (y) each applicable continuing employee to be eligible to participate in such tax-qualified defined contribution plan as soon as administratively practicable, but in no event more than 30 days, following the Closing Date (giving effect to the service crediting provisions of the Merger Agreement).
In addition, with respect to each continuing employee who, as of immediately prior to the Initial Merger Effective Time, is eligible to receive a 2024 incentive bonus and provided such continuing employee’s employment is not terminated following the Initial Merger Effective Time either by Crescent or any of its subsidiaries for “cause” (as defined in SilverBow’s 2016 Equity Incentive Plan, as amended) or by such continuing employee due to a voluntary resignation, Crescent will pay such continuing employee the amount of such 2024 incentive bonus accrued for the period prior to the Initial Merger Effective Time (with performance determined at the greater of target or actual performance through the Initial Merger Effective Time) by no later than the earlier of: (i) if such continuing employee’s employment is terminated before 2024 incentive bonuses are paid, 30 days following such continuing employee’s termination of employment or (ii) such time or times as such 2024 incentive bonus would have otherwise been paid; provided that such payment will in all events occur by March 15, 2025.
Indemnification; Directors’ and Officers’ Insurance
From and after the Initial Merger Effective Time, to the fullest extent permitted under the applicable organizational documents of SilverBow and its subsidiaries and applicable law, Crescent and the Subsequent Surviving Company have agreed to, jointly and severally, indemnify, defend and hold harmless each present and former director and officer of SilverBow or any of its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement of or incurred in connection with any actual or threatened legal proceeding to which such indemnified party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the indemnified party is or was an officer or director of SilverBow or any of its subsidiaries, with respect to matters existing or occurring at or prior to the Initial Merger Effective Time (including the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Initial Merger Effective Time.
For six years following the completion of the Mergers, the organizational documents of the Subsequent Surviving Company will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of individuals who were directors and officers prior to the Initial Merger Effective Time than are set forth, as of May 15, 2024, in the SilverBow Charter and the SilverBow Bylaws.
The Merger Agreement requires the Subsequent Surviving Company (or Crescent, on its behalf) to either (i) maintain SilverBow’s existing directors’ and officers’ liability insurance (“D&O Insurance”) for six years following the Initial Merger Effective Time or (ii) prepay prior to the completion of the Mergers, “tail” insurance policies with a claims period of at least six years from and after the Initial Merger Effective Time, with recognized insurance companies with the same or better credit ratings as SilverBow’s current insurance carriers and in an amount and scope at least as favorable as SilverBow’s existing policies, in each case for the benefit of persons covered by

SilverBow’s existing D&O Insurance as of May 15, 2024. If the Subsequent Surviving Company elects to obtain a tail policy, it is required to provide SilverBow a reasonable opportunity to comment on the terms of any endorsements or policies in connection with such “tail” policy, and SilverBow is required to cooperate with the Subsequent Surviving Company and use reasonable efforts to cause the Subsequent Surviving Company to be named as the successor-in-interest to the SilverBow’s rights under the “tail” policies. The Subsequent Surviving Company will not be required to pay an annual premium in excess of 300% of the annual premium currently paid by SilverBow or any of its affiliates, and if the annual premiums exceed such amount, it will be required to obtain a policy with the greatest coverage available for a cost not exceeding such amount.
Legal Proceedings
Each of SilverBow and Crescent will (i) give the other party prompt notice of the commencement or threat of commencement of any legal proceeding by or before any governmental entity with respect to the Mergers or any of the other transactions contemplated by the Merger Agreement, (ii) keep the other party informed as to the status of any such legal proceeding or threat, (iii) subject to applicable legal limitations and the instructions of any governmental entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement and (iv) promptly inform the other party of any communication to or from any governmental entity regarding the Mergers.
Public Disclosure
The parties will consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Mergers or the other transactions contemplated by the Merger Agreement, unless a Crescent recommendation change or SilverBow recommendation change has occurred. However, the Merger Agreement does not restrict Crescent’s or SilverBow’s ability to issue a press release or public statement in connection with a Crescent recommendation change or SilverBow recommendation change, provided that such recommendation change occurred in compliance with the Merger Agreement.
Advice of Certain Matters
Subject to compliance with applicable law, SilverBow and Crescent agreed to confer on a regular basis with each other and will promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, SilverBow material adverse effect or a Crescent material adverse effect, as the case may be. Except with respect to antitrust laws, SilverBow and Crescent have agreed to promptly provide each other (or their respective counsel) with copies of all filings made by such party or its subsidiaries with the SEC or any other governmental entity in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.
Reasonable Best Efforts; Notification
Crescent and SilverBow will each use its reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purpose of the Merger Agreement and to consummate the Mergers and make effective the other transactions contemplated by the Merger Agreement.
The parties have agreed to promptly notify the other party upon becoming aware of any condition, event or circumstance that is reasonably likely to result in any conditions to the completion of the Mergers not being met prior to the Termination Date.
Section 16 Matters
Prior to the Initial Merger Effective Time, Crescent will cause the Crescent Board to approve the issuance of Crescent equity securities (including derivative securities) in connection with the Mergers with respect to any directors or employees of SilverBow who, as a result of their relationship with Crescent as of or following the Initial Merger Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3.

Prior to the Initial Merger Effective Time, the SilverBow Board will approve the disposition of the SilverBow equity securities (including derivative securities) in connection with the Mergers by those directors and officers of SilverBow subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.
Stock Exchange Listing and Delisting
Crescent will use its reasonable best efforts to file with the NYSE a subsequent listing application covering the shares of Crescent Class A Common Stock to be issued to SilverBow stockholders pursuant to the Merger Agreement, subject to official notice of issuance, prior to the Closing Date.
Prior to the Closing, upon Crescent’s request, SilverBow will take all actions necessary to be taken prior to Closing to cause the delisting of SilverBow Common Stock from the NYSE and the termination of the SilverBow’s registration of SilverBow Common Stock under the Exchange Act, in each case, as soon as practicable following the Initial Merger Effective Time, subject to compliance with SilverBow’s obligations under the Exchange Act
Financing and Financing Cooperation
Crescent will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the debt financing contemplated by the Merger Agreement as promptly as practicable, including using commercially reasonable efforts to (A) cause Crescent Finance to negotiate and execute definitive agreements with respect to the debt financing on terms and conditions no less favorable to Crescent Finance than those contemplated by the Commitment Letter (including implementing the “market flex” provisions in the related fee letter as necessary to obtain the debt financing), (B) maintain in full force and effect the Commitment Letter, subject to any amendments, modifications, consents or waivers thereto or replacements thereof permitted by the Merger Agreement, (C) satisfy, or cause to be satisfied, on a timely basis (or obtain the waiver of) all conditions to Crescent Finance obtaining the debt financing within its control set forth in the Commitment Letter that are to be satisfied by Crescent Finance at or prior to the Closing and (D) in the event that all conditions precedent to the funding of the debt financing in the Commitment Letter have been satisfied or waived (or upon funding will be satisfied), consummate the debt financing contemplated thereby at or prior to the time the Closing is required to occur.
SilverBow will cooperate with Crescent, and will cause SilverBow’s subsidiaries to and will use commercially reasonable efforts to cause the representatives of SilverBow and its subsidiaries to cooperate with the Crescent Parties and Crescent Finance, at the Crescent Parties’ sole cost and expense, as reasonably requested by the Crescent Parties in connection with the debt financing. Such cooperation will include (without limitation) the following: (i) reasonable participation in, and assistance with, customary marketing and syndication efforts related to the debt financing; (ii) assistance with the preparation of rating agency presentations, customary offering documents, confidential information memoranda (including a version that does not include material non-public information), private placement memoranda, high-yield offering prospectuses, lender presentations and other customary marketing materials, (iii) participation by appropriate members of senior management of SilverBow and its subsidiaries in a reasonable number of meetings, presentations, roadshows, due diligence sessions and drafting and negotiation sessions with the debt financing sources (including such meetings and presentations in connection with obtaining ratings in connection with the debt financing), (iv) delivery to Crescent and the debt financing sources as promptly as reasonably practicable (without limitation) of its financial statements.
Upon reasonable request, Crescent will keep SilverBow informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the debt financing and provide SilverBow, upon reasonable written request, with copies of any related executed, material written documents.
Tax Matters
The Merger Agreement is intended to constitute, and the parties to the Merger Agreement have adopted the Merger Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Crescent and SilverBow have agreed not to (and agreed to cause their respective subsidiaries and affiliates not to) take any action (whether or not otherwise permitted under the Merger Agreement), and agreed not to cause any action to be taken, which action could reasonably be expected to prevent or impede the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Closing is not conditioned on the Mergers qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Takeover Laws
Each of Crescent and SilverBow has agreed that it will, and its respective board of directors will, to the extent permissible under applicable law grant such approvals and take such actions, in accordance with the terms of the Merger Agreement, as are necessary so that the Mergers and the other transactions contemplated thereby may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated by the Merger Agreement and otherwise, to the extent permissible under applicable takeover laws, act to eliminate the effect of any provision of the Rights Agreement or the SilverBow organizational documents or any takeover law on any of the transactions contemplated by the Merger Agreement.
Conditions to the Completion of the Mergers
Mutual Conditions
The respective obligations of SilverBow and the Crescent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by each party on or prior to the Initial Merger Effective Time, of each of the following conditions:
•The adoption of the Merger Agreement by SilverBow stockholders must have been obtained.
•The approval of the Crescent Stock Issuance by Crescent stockholders must have been obtained.
•No provision of any applicable law and no order (preliminary or otherwise) will be in effect that prohibits the consummation of the Mergers.
•Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by the Merger Agreement must have expired or otherwise been terminated.
•The registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.
•The shares of Crescent Class A Common Stock issued or issuable to SilverBow stockholders pursuant to the Merger Agreement must have been approved and authorized for listing on the NYSE, upon official notice of issuance.
Additional Conditions to the Obligations of the Crescent Parties
The obligations of the Crescent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by Crescent on or prior to the Initial Merger Effective Time of each of the following conditions:
•SilverBow must have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with by it under the Merger Agreement prior to the Initial Merger Effective Time;
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of SilverBow must be true and correct as of the date of the Merger Agreement and as of the Closing Date and as though made on and as of the Closing Date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);

•since the date of the Merger Agreement, there must not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to SilverBow; and
•Crescent must have received a certificate of SilverBow signed by a duly authorized officer of SilverBow, certifying that the conditions described above have been satisfied.
Additional Conditions to the Obligations of SilverBow
The obligations of SilverBow to consummate the Mergers are subject to the satisfaction or, to the extent permitted by law, the waiver by SilverBow on or prior to the Initial Merger Effective Time of each of the following conditions:
•each of the Crescent Parties must have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with by it under the Merger Agreement prior to the Initial Merger Effective Time;
•subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of Crescent must be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date and as though made on and as of the Closing Date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);
•since the date of the Merger Agreement, there must not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Crescent; and
•SilverBow must have received a certificate of Crescent signed by duly authorized officer of Crescent, certifying that the conditions described above have been satisfied.
Termination
Termination Rights
Crescent and SilverBow may terminate the Merger Agreement by mutual written consent at any time prior to the Initial Merger Effective Time, whether before or after adoption of the Merger Agreement by the SilverBow stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders.
The Merger Agreement may also be terminated by either Crescent or SilverBow at any time prior to the Initial Merger Effective Time, whether before or after adoption of the Merger Agreement by the SilverBow stockholders or approval of the Crescent Stock Issuance by the Crescent stockholders, in any of the following situations:
•if the Mergers have not been consummated on or prior to November 15, 2024 (the “Termination Date”) (subject to an automatic six-month extension if the waiting period under the HSR Act has not expired or otherwise been terminated but all other closing conditions have been satisfied or waived), so long as the terminating party's action or failure to act is not the primary cause of the failure of the Mergers to occur on or before such date and such action or failure to act does not constitute a material breach of the Merger Agreement by such party;
•if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the Mergers illegal or otherwise permanently prohibited, so long as the terminating party’s action or failure to act is not the primary cause for the entry of such order, decree, ruling or injunction or other action and such action or failure to act does not constitute a material breach of the Merger Agreement by such party;

•in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (1) would give rise to the failure of an applicable closing condition if it was continuing as of the Closing Date and (2) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (which, in the case of a breach by SilverBow, we refer to as a “SilverBow breach termination event” and, in the case of a breach by Crescent, we refer to as a “Crescent breach termination event”); or
•if (1) the SilverBow stockholders do not approve the SilverBow Merger Proposal upon a vote held at a duly held SilverBow Special Meeting, or at any adjournment or postponement of the SilverBow Special Meeting, or (2) the Crescent stockholders do not approve the Crescent Issuance Proposal upon a vote held at a duly held Crescent Special Meeting, or at any adjournment or postponement of the Crescent Special Meeting, in each case of (1) and (2), so long as the failure to obtain the required stockholder approval is not caused by a breach of the terminating party.
In addition, the Merger Agreement may be terminated by Crescent:
•if at any time prior to the approval of the SilverBow Merger Proposal by SilverBow stockholders, the SilverBow Board or any committee thereof has made a SilverBow Board Recommendation Change; or
•at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, in order to enter into a definitive agreement with respect to a Crescent Superior Proposal, so long as Crescent has contemporaneously with such termination paid SilverBow the Crescent Termination Fee and Crescent has complied in all material respects in accordance with the Merger Agreement with respect of such Crescent Superior Proposal.
Further, the Merger Agreement may be terminated by SilverBow:
•if at any time prior to the approval of the Crescent Issuance Proposal by Crescent stockholders, the Crescent Board or any committee thereof has made a Crescent Board Recommendation Change; or
•at any time prior to the approval of the SilverBow Merger Proposal by SilverBow stockholders, in order to enter into a definitive agreement with respect to a SilverBow Superior Proposal, so long as SilverBow has contemporaneously with such termination paid Crescent the SilverBow Termination Fee and SilverBow has complied in all material respects in accordance with the Merger Agreement with respect of such SilverBow Superior Proposal.
Termination Fees and Expense Reimbursement
Termination Fees Payable by Crescent
The Merger Agreement requires Crescent to pay SilverBow the Crescent Termination Fee if:
•SilverBow terminates the Merger Agreement because a Crescent Board Recommendation Change has occurred;
•prior to the Crescent Special Meeting, (A) a Crescent Acquisition Proposal has been publicly proposed or otherwise communicated to the Crescent Board or the Crescent stockholders and not withdrawn at least five business days prior to the Crescent Special Meeting and (B) SilverBow or Crescent terminates the Merger Agreement (i) because the Mergers have not been consummated prior to the Termination Date or (ii) due to the failure to obtain approval of the Crescent Issuance Proposal or SilverBow terminates the Merger Agreement due to a Crescent breach termination event and within twelve months after such termination, Crescent or any of its subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Crescent Acquisition Proposal (for purposes of this paragraph, any reference in the definition of Crescent Acquisition Proposal to “15%” will be deemed to be a reference to “50%”);
•Crescent or SilverBow terminates the Merger Agreement because of the expiration of the Termination Date and at the time of such termination, Crescent stockholders have not approved the Crescent Issuance

Proposal or because Crescent stockholder approval of the Crescent Issuance Proposal is not obtained at the Crescent Special Meeting and SilverBow would have been permitted to terminate the Merger Agreement because of a Crescent Board Recommendation Change; or
•Crescent terminates the Merger Agreement to enter into a definitive agreement with respect to a Crescent Superior Proposal.
In no event will Crescent be required to pay the Crescent Termination Fee on more than one occasion.
Termination Fees Payable by SilverBow
The Merger Agreement requires SilverBow to pay Crescent the SilverBow Termination Fee if:
•Crescent terminates the Merger Agreement because a SilverBow Board Recommendation Change has occurred;
•prior to the SilverBow Special Meeting, (A) a SilverBow Acquisition Proposal has been publicly proposed or otherwise communicated to the SilverBow Board or the SilverBow stockholders and not withdrawn at least five business days prior to the SilverBow Special Meeting and (B) Crescent or SilverBow terminates the Merger Agreement (i) because the Mergers have not been consummated prior to the Termination Date or (ii) due to the failure to obtain approval of the SilverBow Merger Proposal or Crescent terminates the Merger Agreement due to a SilverBow breach termination event and within twelve months after such termination, SilverBow or any of its subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any SilverBow Acquisition Proposal (for purposes of this paragraph, any reference in the definition of SilverBow Acquisition Proposal to “15%” will be deemed to be a reference to “50%”);
•Crescent or SilverBow terminates the Merger Agreement because of the Mergers have not been consummated prior to the Termination Date and at the time of such termination, SilverBow stockholders have not approved the SilverBow Merger Proposal or because the approval of the SilverBow Merger Proposal by SilverBow stockholders is not obtained at the SilverBow Special Meeting and Crescent would have been permitted to terminate the Merger Agreement because of a SilverBow Board Recommendation Change; or
•SilverBow terminates the Merger Agreement to enter into a definitive agreement with respect to a SilverBow Superior Proposal.
In no event will SilverBow be required to pay the SilverBow Termination Fee on more than one occasion.
Expenses
Except for the payment of the expenses described below, generally, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid solely and entirely by the party incurring such expenses whether or not the Mergers are consummated, provided, however, that filing fees payable under the HSR Act will be split equally between Crescent and SilverBow.
The Merger Agreement requires Crescent to pay SilverBow an expense reimbursement in the amount of $5.1 million if the Merger Agreement is terminated by either Crescent or SilverBow because the required Crescent Stockholder Approval is not obtained and SilverBow is not otherwise entitled to receive the Crescent Termination Fee.
The Merger Agreement requires SilverBow to pay Crescent an expense reimbursement in the amount of $5.1 million if the Merger Agreement is terminated by either Crescent or SilverBow because the required SilverBow stockholder approval is not obtained and Crescent is not otherwise entitled to receive the SilverBow Termination Fee.
In no event will either party be entitled to receive more than one payment of the expense reimbursement. If either party receives a termination fee, then such party will not be entitled to also receive the expense reimbursement, and if a party is entitled to receive a termination fee after it has already received an expense reimbursement or concurrently with such expense reimbursement, such termination fee will be paid net of the expense reimbursement received.
Effect of Termination
In the event of termination of the Merger Agreement pursuant to the provisions described in the section entitled “The Merger Agreement—Termination,” the Merger Agreement (other than certain provisions as set forth in the Merger Agreement) will be of no further force or effect; provided, however, that the termination of the Merger Agreement will not relieve any party to the Merger Agreement from any liability or damages resulting from fraud or any “Willful and Material Breach” of the Merger Agreement.
Specific Performance; Remedies
Crescent and SilverBow have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached. Crescent and SilverBow have further agreed that, in the event of any breach by the other party of any covenant or obligation contained in the Merger Agreement, the other party will be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. Crescent and SilverBow further agreed that no party to the Merger Agreement will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any such remedy and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
No Third Party Beneficiaries
Nothing in the Merger Agreement is intended to or confers upon any person other than the parties to the Merger Agreement any rights or remedies under the Merger Agreement, except:
•from and after the Initial Merger Effective Time, the rights of the holders of shares of SilverBow Common Stock and SilverBow incentive awards to receive the Merger Consideration;
•the right of the indemnified persons to enforce the obligations described under “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance”;
•prior to the Initial Merger Effective Time, the right of SilverBow, on its own behalf and on behalf of and as agent for the SilverBow stockholders, to pursue specific performance in accordance with the terms of the Merger Agreement or, if specific performance is not sought or granted as a remedy, damages (which may include, among other things, the benefit of the bargain lost by the SilverBow stockholders) as a result of fraud or a willful and material breach by the Crescent Parties of any covenant, agreement or obligation contained in the Merger Agreement (in no event will any such SilverBow stockholder be entitled to enforce any of their rights, or any of the Crescent Parties’ obligations, under the Merger Agreement in the event of any such breach, but rather SilverBow will have the sole and exclusive right, to the fullest extent permitted by law, to do so as agent for its stockholders); and

•with respect to certain sections of the Merger Agreement, each debt financing source is an express third party beneficiary of, any may enforce, those sections of the Merger Agreement, and such sections may not be amended in any way adverse to such debt financing source without its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
Amendment
The Merger Agreement may be amended by the parties at any time before or after the receipt of any required approval by SilverBow stockholders of the SilverBow Merger Proposal or by Crescent stockholders of the Crescent Issuance Proposal; provided, however, that after the receipt of approval by SilverBow stockholders or by Crescent stockholders, as applicable, no amendment may be made which by applicable laws or the rules of the NYSE requires further approval of the SilverBow stockholders or Crescent stockholders, as applicable, without the further approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.
Certain sections of the Merger Agreement to which each debt financing source is a third party beneficiary (as described under “The Merger Agreement—No Third Party Beneficiaries”) may not be amended in any way adverse to such debt financing source without its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
Governing Law
The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. However, notwithstanding anything to the contrary in the Merger Agreement, (i) any claims brought against any debt financing sources will be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, without giving effect to conflict of laws principles that might require the application of the laws of any other jurisdiction and (ii) no party will, and no party will permit any of its respective affiliates to, bring or support any legal action or proceeding against any debt financing source in any way relating to the Merger Agreement (or any of the transactions contemplated hereby or thereby), including any dispute arising out of or relating in any way to any debt financing document or the debt financing or the performance thereof, in any forum other than any New York State court sitting in the borough of Manhattan, or, if, under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and each of the parties hereto hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.
Crescent Support Agreements
Currently with the execution of the Merger Agreement, the Crescent Supporting Stockholders beneficially owning in the aggregate approximately 43% of the outstanding shares of Crescent Common Stock and all shares of Crescent Preferred Stock entered into the Crescent Support Agreements, pursuant to which the Crescent Supporting Stockholders have agreed, among other things, to (i) refrain from the transfer, including sales, of any shares of Crescent capital stock beneficially owned by such stockholders, subject to certain exceptions, and (ii) vote all shares of Crescent capital stock beneficially owned by such stockholders or cause to be voted all shares of Crescent capital stock beneficially owned by such stockholders (A) in favor of the Crescent Issuance Proposal and any other matter that is required to be approved by the stockholders of Crescent in order to effect the Mergers, (B) against any (x) Crescent Acquisition Proposal and (y) action that would reasonably be expected to impede, interfere with or delay the Mergers or any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Crescent under the Merger Agreement, and (C) in favor of any proposal to adjourn or postpone the Crescent stockholders’ meeting to a later date if there are not sufficient votes to approve the Crescent Stock Issuance.
Notwithstanding anything in clause (A) or (B) above, if at any time prior to receipt of the Crescent Issuance Proposal, a Crescent Board Recommendation Change in compliance with the Merger Agreement occurs, the obligations of the Crescent Supporting Stockholders with respect to the covered securities held by such stockholder under the Merger Agreement will be modified such that such obligations shall only bind the Crescent Supporting Stockholders with respect to a number of shares of Crescent Class A Common Stock and shares of Crescent Class B Common Stock held by such stockholder equal to the number of shares of Crescent Class A Common Stock and shares of Crescent Class A Common Stock that would, together with the shares of Crescent Class A Common Stock and shares of Crescent Class B Common Stock held by the other holders subject to the other Crescent Support Agreements, in the aggregate represent 29.9% of the total voting power of the outstanding shares of Crescent Class A Common Stock and Crescent Class B Common Stock entitled to vote on the Crescent Issuance Proposal as of the applicable record date (rounded down to the nearest whole share). Any reduction in the number of covered securities of the Crescent Supporting Stockholder subject to the obligations under the Merger Agreement pursuant to the foregoing sentence will be made on a pro rata basis in proportion to the respective voting power of the Crescent

Supporting Stockholder and such other holders subject to the other Crescent Support Agreements as of the applicable record date (in each case rounded down to the nearest whole share).
As of the date of this joint proxy statement/prospectus, the Crescent Supporting Stockholders hold and are entitled to vote in the aggregate approximately 43% of the issued and outstanding shares of Crescent Common Stock entitled to vote at the Crescent Special Meeting.
The Crescent Support Agreements will terminate upon the earliest to occur of (a) the approval of the Crescent Issuance Proposal being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Initial Merger Effective Time.
Management Agreement Amendment
On May 15, 2024, Crescent and the Manager entered into the Management Agreement Amendment, pursuant to which the incremental Management Fee (as defined in the Management Agreement) that will become payable to the Manager as a result of the issuance of shares of Crescent Class A Common Stock issuable in the Mergers will not exceed $9 million.
Rights Agreement Amendment
In connection with the Mergers, on May 15, 2024, SilverBow and Equiniti Trust Company, LLC entered into the Right Agreement Amendment, pursuant to which (i) the parties have agreed to extend the expiration date to occur upon the earlier of the close of business on the first anniversary of the date of execution of the Merger Agreement or the Initial Merger Effective Time and (ii) the Rights (as defined in the Rights Agreement) issued pursuant to the Rights Agreement have been rendered inapplicable to the Crescent Parties or Crescent Supporting Stockholders (as defined in the Rights Agreement Amendment) and to the execution and delivery of the Merger Agreement or the Voting Agreements (as defined in the Rights Agreement Amendment) or any other transaction contemplated by the Merger Agreement or the Voting Agreements. The Rights Agreement Amendment further provides that none of the execution or delivery of the Merger Agreement or the Voting Agreements or the consummation of the transactions contemplated thereby will result in the application of certain provisions of the Rights Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following general discussion sets forth the material U.S. federal income tax consequences of the Mergers to holders of SilverBow Common Stock that exchange their shares of SilverBow Common Stock for Crescent Class A Common Stock and/or cash in the Mergers. This discussion applies only to holders that hold their shares of SilverBow Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the Code, the U.S. Treasury regulations promulgated under the Code, and court and administrative rulings and decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretation (possibly with retroactive effect). Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
Statements of legal conclusion contained in this discussion are the opinion of Gibson, Dunn & Crutcher LLP. This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to income tax. In addition, it does not address any alternative minimum tax consequences of the Mergers, the potential application of the Medicare contribution tax on net investment income or any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith and any laws, regulations or practices adopted in connection with any such agreement). Furthermore, it does not address any tax consequences to holders of SilverBow Common Stock who are “non-U.S. holders” (as defined below) except to the limited extent discussed under “—U.S. Federal Income Tax Withholding and Information Reporting Considerations” below. This discussion also does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances or that may be applicable to a holder that is subject to special treatment under the U.S. federal income tax laws, such as:
•a bank, thrift, mutual fund, or other financial institution;
•a tax-exempt organization or governmental organization;
•an S corporation, partnership or other pass-through entity (or an investor in an S corporation, partnership or other pass-through entity);
•an insurance company;
•a dealer or broker in stocks and securities or currencies;
•a trader in securities that elects mark-to-market treatment;
•a holder of SilverBow Common Stock or SilverBow equity awards that received SilverBow Common Stock or SilverBow equity awards through a tax-qualified retirement plan or otherwise as compensation;
•individual retirement or other tax-deferred accounts;
•a person that has a functional currency other than the U.S. dollar;
•a holder of SilverBow Common Stock that holds SilverBow Common Stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;
•a holder of SilverBow Common Stock that actually or constructively holds (or actually or constructively held at any time during the five-year period ending on the date of the disposition of such holder’s SilverBow Common Stock pursuant to the Mergers) more than 5% of the SilverBow Common Stock;
•a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); or
•certain former citizens or long-term residents of the United States.

THE TAX CONSEQUENCES OF THE MERGERS TO A SILVERBOW STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH STOCKHOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN CRESCENT’S OR SILVERBOW’S CONTROL. ALL SILVERBOW STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
U.S. Holder and Non-U.S. Holder Defined
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of SilverBow Common Stock that, for U.S. federal income tax purposes, is:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of SilverBow Common Stock that, for U.S. federal income tax purposes, is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds SilverBow Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds SilverBow Common Stock, you should consult your tax advisor regarding the tax consequences to you of the Mergers.
Treatment of the Mergers
The Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to Crescent’s obligation or SilverBow’s obligation to complete the Mergers that the Mergers so qualify. Whether the Mergers qualify as a reorganization will depend, in part, on the fair market value of the Crescent Class A Common Stock as of the closing date of the Mergers. Moreover, Crescent and SilverBow have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the Mergers as a reorganization. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the treatment of the Mergers as a reorganization. If the Mergers were to fail to qualify as a reorganization or the treatment of the Mergers as a reorganization were to be successfully challenged, the Mergers would generally be treated as a taxable transaction.
Tax Consequences if the Mergers Qualify as a Reorganization
Assuming that the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Mergers to a U.S. holder generally will depend on whether such U.S. holder exchanges its shares of SilverBow Common Stock solely for Crescent Class A Common Stock, for a combination of Crescent Class A Common Stock and cash, or solely for cash.

U.S. Holders Who Receive Solely Crescent Class A Common Stock
A U.S. holder that exchanges its shares of SilverBow Common Stock solely for Crescent Class A Common Stock pursuant to the Mergers generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Crescent Class A Common Stock (as discussed below). Each such U.S. holder’s aggregate tax basis in the shares of Crescent Class A Common Stock received in the Mergers (including any fractional share deemed to be received) will equal such U.S. holder’s aggregate adjusted tax basis in the shares of SilverBow Common Stock surrendered in the Mergers. The holding period of the shares of Crescent Class A Common Stock received by such U.S. holder in the Mergers (including any fractional share deemed to be received) will include such U.S. holder’s holding period for the shares of SilverBow Common Stock surrendered in the Mergers. If a U.S. holder holds different blocks of SilverBow Common Stock (generally, SilverBow Common Stock acquired on different dates or at different prices), such U.S. holder should consult with its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Crescent Class A Common Stock received in the Mergers.
U.S. Holders Who Receive a Combination of Crescent Class A Common Stock and Cash
A U.S. holder that exchanges its shares of SilverBow Common Stock for a combination of Crescent Class A Common Stock and cash (other than any cash received in lieu of a fractional share of Crescent Class A Common Stock) pursuant to the Mergers generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Crescent Class A Common Stock (including any fractional share of Crescent Class A Common Stock the U.S. holder is treated as having received) and cash received by the U.S. holder in the Mergers exceeds such U.S. holder’s adjusted tax basis in its shares of SilverBow Common Stock surrendered in the Mergers and (ii) the amount of cash received by such U.S. holder in the Mergers (in each case, excluding any cash received in lieu of a fractional share of Crescent Class A Common Stock, which will be treated as discussed below). Subject to the discussion below under “—Possible Dividend Treatment,” any gain recognized by a U.S. holder in connection with the Mergers generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held the shares of SilverBow Common Stock that it surrendered in the Mergers for more than one year as of the effective date of the Mergers. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates.
The aggregate tax basis of the shares of Crescent Class A Common Stock received by a U.S. holder in the Mergers (including any fractional share of Crescent Class A Common Stock deemed to be received) will be the same as the aggregate tax basis of the shares of SilverBow Common Stock surrendered in exchange therefor in the Mergers, (i) decreased by the amount of cash received in the Mergers (excluding any cash received in lieu of a fractional share of Crescent Class A Common Stock) and (ii) increased by the amount of gain recognized in the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, and excluding gain recognized upon the receipt of cash in lieu of a fractional share of Crescent Class A Common Stock). The holding period of the Crescent Class A Common Stock received by a U.S. holder in the Mergers (including any fractional share of Crescent Class A Common Stock deemed to be received) will include such U.S. holder’s holding period for the shares of SilverBow Common Stock surrendered in the Mergers.
If a U.S. holder holds different blocks of SilverBow Common Stock (generally, SilverBow Common Stock acquired on different dates or at different prices), any gain or loss will be determined separately with respect to each block of shares of SilverBow Common Stock surrendered by such U.S. holder in the Mergers, and such U.S. holder’s basis and holding period in its shares of Crescent Class A Common Stock may be determined with reference to each block of shares of SilverBow Common Stock. Any such U.S. holder should consult its tax advisor regarding the manner in which cash and shares of Crescent Class A Common Stock received in the Mergers should be allocated among different blocks of shares of SilverBow Common Stock and with respect to the determination of the tax bases and/or holding periods of the particular shares of Crescent Class A Common Stock received in the Mergers.

U.S. Holders Who Receive Solely Cash
A U.S. holder that exchanges its shares of SilverBow Common Stock solely for cash pursuant to the Mergers generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such SilverBow Common Stock and the adjusted tax basis of such shares of SilverBow Common Stock. Subject to the discussion below under “—Possible Dividend Treatment,” any gain recognized by a U.S. holder in connection with the Mergers generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held the shares of SilverBow Common Stock that it surrendered in the Mergers for more than one year as of the effective date of the Mergers. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.
U.S. holders electing to receive only Cash Election Consideration in the Mergers may be subject to proration (see the discussion under “The Merger Agreement—Effect of the Mergers; Merger Consideration” beginning on page 169), which may result in the receipt of a portion of the Consideration in Crescent Class A Common Stock in addition to cash. See the discussion under “—U.S. Holders Who Receive a Combination of Crescent Class A Common Stock and Cash” for a general description of the material U.S. federal income tax consequences to U.S. holders of the receipt of Crescent Class A Common Stock and cash.
Receipt of Cash Upon the Deemed Sale of a Fractional Share
A U.S. holder of shares of SilverBow Common Stock that receives cash in lieu of a fractional share of Crescent Class A Common Stock generally will be treated as having received such fractional share pursuant to the Mergers and then as having sold such fractional share to Crescent for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the tax basis allocated to such fractional share (determined as described above). Subject to the discussion below under “—Possible Dividend Treatment,” such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Mergers, the U.S. holder’s holding period for such fractional share (determined as described above) is more than one year. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.
Possible Dividend Treatment
In some cases described above, if a holder of SilverBow Common Stock actually or constructively owns Crescent Class A Common Stock after the Mergers, any gain recognized by such holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such holder may have dividend income up to the amount of cash received by it in the Mergers. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, all holders of SilverBow Common Stock should consult their tax advisors regarding the application of the foregoing rules to them in their particular circumstances.
Tax Consequences if the Mergers Do Not Qualify as a Reorganization
In General
If the Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then the receipt of Crescent Class A Common Stock and/or cash (including any cash received in lieu of fractional shares of Crescent Class A Common Stock) in exchange for SilverBow Common Stock in the Mergers generally will be a taxable transaction to U.S. holders. In such a case, subject to the discussion below relating to Section 304 of the Code, a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of any Crescent Class A Common Stock and any cash (including any cash received in lieu of fractional shares of Crescent Class A Common Stock) received in the Mergers and (ii) such U.S. holder’s adjusted tax basis in its shares of SilverBow Common Stock exchanged in the Mergers. Gain or loss must be calculated separately for each block of shares of SilverBow Common Stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the closing date of the Mergers, the holding period in a particular block of shares of SilverBow Common Stock exchanged in the Mergers is greater than one year as of the date of the

Mergers. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations. A U.S. holder’s holding period in shares of Crescent Class A Common Stock received in the Mergers would begin on the day following the Mergers.
Special Considerations Under Section 304 of the Code
In the event the Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Section 304 of the Code would apply to the transaction if holders of SilverBow Common Stock who own (including by attribution) 50% or more of the SilverBow Common Stock before the Mergers own (including by attribution) 50% or more of the Crescent Class A Common Stock immediately after the Mergers (including as a result of receiving Crescent Class A Common Stock in the Mergers). In such case, if a holder of SilverBow Common Stock receives cash in the Mergers, notwithstanding the discussion in the section above, such holder will not be treated for U.S. federal income tax purposes as selling SilverBow Common Stock to Crescent for cash but will instead be deemed to receive Crescent Class A Common Stock in the Mergers that is immediately thereafter redeemed by Crescent from such holder for such cash. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, then a holder of SilverBow Common Stock generally would recognize dividend income up to the amount of the cash received. In the event of such treatment, non-corporate U.S. holders may be eligible for a reduced rate of taxation on any such deemed dividend arising under Section 304 of the Code assuming certain holding period requirements are satisfied. For corporate U.S. holders, deemed dividends under Section 304 of the Code (i) may be eligible for a dividends-received deduction and (ii) may be subject to the “extraordinary dividend” provisions of Section 1059 of the Code, subject in each case to certain requirements and limitations. If the deemed redemption is treated as a sale or exchange, the tax consequences to U.S. holders of the Mergers will be those described in the section above.
In the event the Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, it is not certain whether Section 304 of the Code will apply to the Mergers, because it is not certain whether holders of SilverBow Common Stock who own (including by attribution) 50% or more of the SilverBow Common Stock before the Mergers will own (including by attribution) 50% or more of the Crescent Class A Common Stock immediately after the Mergers (including as a result of receiving Crescent Class A Common Stock in the Mergers). Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of the attribution rules, holders of SilverBow Common Stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances and any actions that may be taken to mitigate the potential application of such rules.
SILVERBOW STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
U.S. Federal Income Tax Withholding and Information Reporting Considerations
Information Reporting and Backup Withholding
Payments of cash to a U.S. holder in connection with the Mergers generally will be subject to information reporting and may, in certain circumstances, be subject to U.S. backup withholding unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Information reporting and backup withholding generally will apply to payments of cash made pursuant to the Mergers to a non-U.S. holder, unless such holder certifies its status as a non-U.S. holder and satisfies certain other requirements or otherwise establishes an exemption. Any amount withheld under the U.S. backup withholding rules is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

Withholding on Cash Received by Non-U.S. Holders in the Mergers
As discussed above under the heading “—Tax Consequences if the Mergers Qualify as a Reorganization—Possible Dividend Treatment”, if the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in some cases, if a holder of SilverBow Common Stock actually or constructively owns Crescent Class A Common Stock after the Mergers, any gain recognized by such holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such holder may have dividend income up to the amount of cash received by it in the Mergers. Further, as discussed above under the heading “Tax Consequences if the Mergers Do Not Qualify as a Reorganization— Special Considerations Under Section 304 of the Code”, if the Mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and Section 304 of the Code applies to the Mergers, the cash consideration received in the Mergers would be treated as having been received in a deemed redemption of Crescent Class A Common Stock deemed issued in the Mergers. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, then a holder of SilverBow Common Stock generally would recognize dividend income up to the amount of the cash received.
Any amount treated under these rules as a dividend paid to a non-U.S. holder generally would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). Because it may not be certain at the time of closing whether Section 304 of the Code applies to the Mergers and because the applicable withholding agent may be unable to determine whether any gain recognized or cash received by a non-U.S. holder has the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code because such determination depends on a non-U.S. holder’s particular circumstances, withholding agents may not be able to determine whether (or to what extent) a non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash paid to a non-U.S. holder in the Mergers unless (i) the withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such non-U.S. holder is able to certify that it meets the requirements of such exemption (e.g., because such non-U.S. holder is not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from cash payable to a non-U.S. holder in the Mergers, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of any cash payable to them in the Mergers, and the possible desirability of selling their shares of SilverBow Common Stock or Crescent Class A Common Stock (and considerations relating to the timing of any such sales).
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS TO THE SILVERBOW STOCKHOLDERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO A PARTICULAR STOCKHOLDER. ALL SILVERBOW STOCKHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Defined terms included below shall have the same meaning as terms defined elsewhere in this joint proxy statement/prospectus.
On May 15, 2024, Crescent Energy Company, a Delaware corporation (“Crescent”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SilverBow Resources, Inc., a Delaware corporation (“SilverBow”), Artemis Acquisition Holdings Inc., a Delaware corporation and a direct wholly owned subsidiary of Crescent, Artemis Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Crescent, and Artemis Merger Sub II LLC, a Delaware limited liability company, pursuant to which, among other things, Crescent has agreed to acquire SilverBow (the “SilverBow Acquisition”).
Subject to the terms and conditions of the Merger Agreement, each share of SilverBow common stock, par value $0.01 per share (“SilverBow Common Stock”), issued and outstanding immediately prior to the Initial Merger Effective Time (other than the Excluded Shares), will be converted into the right to receive, pursuant to an election that has been made and not revoked or lost five Business Days prior to the Closing Date or such other date as Crescent and SilverBow shall mutually agree (the “Election Deadline”), one of the following forms of consideration: (A) a combination of 1.866 shares of Crescent’s Class A common stock, par value $0.0001 per share (“Crescent Class A Common Stock”) and $15.31 in cash (the “Mixed Consideration”), (B) $38.00 in cash (the “Cash Election Consideration”), subject to an aggregate cap of $400.0 million on the total cash consideration payable for the SilverBow Common Stock pursuant to the Mergers, (C) 3.125 shares of Crescent Class A Common Stock (such amount, the “Exchange Ratio,” and such consideration, the “Stock Election Consideration,” and together with the Mixed Consideration and the Cash Election Consideration, the “Merger Consideration”), or (D) in the event of a failure to deliver an election prior to the Election Deadline, the Stock Election Consideration.
The unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) have been prepared using the following assumptions with respect to the aggregate cap on total cash consideration and the right of SilverBow stockholders to elect to receive one of multiple forms of Merger Consideration:
•Assuming Maximum Cash Consideration — This presentation assumes that a maximum amount of $400.0 million in total cash consideration is payable pursuant to elections to receive Cash Election Consideration and Mixed Consideration. If the cash portion of elections to receive Cash Election Consideration and Mixed Consideration exceed $400.0 million, SilverBow stockholders that have elected to receive Cash Consideration and Mixed Consideration will receive a prorated amount of cash and shares of Crescent Class A Common Stock.
•Assuming Minimum Cash Consideration — This presentation assumes that all SilverBow stockholders elect to receive Stock Election Consideration as Merger Consideration.
The pro forma financial statements have been prepared from the respective historical consolidated financial statements of Crescent and SilverBow, adjusted to give effect to (i) the SilverBow Acquisition, (ii) the issuance of $750 million aggregate principal amount of 7.375% Senior Notes due 2033 on June 14, 2024 (the “2033 Notes Offering”) and the amendment to Crescent’s Revolving Credit Facility as contemplated within the Commitment Letter (the “Crescent Revolving Credit Facility Amendment”) and (iii) SilverBow's acquisition of the South Texas Rich Properties, referred to as the Chesapeake Transaction. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 is based in part on, and should be read in conjunction with, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 included in Crescent’s Current Report on Form 8-K dated March 6, 2024 which gives effect to the July Western Eagle Ford Acquisition.
The unaudited pro forma condensed combined statements of operations (the “pro forma statements of operations”) for the three months ended March 31, 2024 and for the year ended December 31, 2023 give effect to (i) the SilverBow Acquisition, (ii) the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment, (iii) the July Western Eagle Ford Acquisition, and (iv) the Chesapeake Transaction (collectively, the “Pro Forma Transactions”) as if each had occurred on January 1, 2023. The unaudited pro forma condensed combined balance sheet (the “pro forma balance sheet”) gives effect to (i) the SilverBow Acquisition and (ii) the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment as if each had occurred on March 31, 2024. The pro forma balance sheet as of March 31, 2024 and the pro forma statement of operations for the three months ended March 31, 2024 reflect no impact from the July Western Eagle Ford Acquisition and the Chesapeake Transaction, as these transactions are already reflected in the historical balance sheets and the statements of operations of Crescent and SilverBow, respectively, for these periods. The pro forma financial statements contain certain reclassification adjustments to conform SilverBow's historical financial statement presentation with Crescent’s historical financial statement presentation.
The following pro forma financial statements are based on, and should be read in conjunction with:
•the historical audited consolidated financial statements of Crescent for the year ended December 31, 2023 and the unaudited condensed consolidated financial statements of Crescent as of and for the three months ended March 31, 2024, and the related notes thereto;
•the historical audited consolidated financial statements of SilverBow for the year ended December 31, 2023 and the unaudited condensed consolidated financial statements of SilverBow as of and for the three months ended March 31, 2024, and the related notes thereto;
•the unaudited statement of revenues and direct operating expenses of the July Western Eagle Ford Assets for the six months ended June 30, 2023 included as Exhibit 99.1 in Crescent's Current Report on Form 8-K/A dated September 6, 2023;
•the unaudited statement of revenues and direct operating expenses of the South Texas Rich Properties for the nine months ended September 30, 2023 included as Exhibit 99.1 in SilverBow's Current Report on Form 8-K/A dated December 5, 2023;
•the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 included as Exhibit 99.1 in Crescent's Current Report on Form 8-K dated March 6, 2024;
•the “Management’s discussion and analysis of financial condition and results of operations” included in the respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q of Crescent and SilverBow; and
•the “Risk factors” and other cautionary statements included elsewhere in this joint proxy statement/prospectus.
The pro forma financial statements were derived by making certain transaction accounting adjustments to the historical and pro forma financial statements noted above. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual impact of the Pro Forma Transactions may differ from the adjustments made to the pro forma financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects for the period presented as if the Pro Forma Transactions had been consummated earlier, and that all adjustments necessary to present fairly the pro forma financial statements have been made.
As of the date of this joint proxy statement/prospectus, Crescent has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform SilverBow’s accounting policies to Crescent’s accounting policies. A final determination of the fair value of SilverBow’s assets and liabilities will be based on the actual assets and liabilities of SilverBow that exist as of the Closing Date and, therefore, cannot be made prior to the completion of the SilverBow Acquisition.
In addition, the value of the consideration to be paid by Crescent upon the consummation of the SilverBow Acquisition will be determined based on the closing share price of Crescent Class A Common Stock on the Closing Date of the SilverBow Acquisition. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Crescent estimated the fair value of SilverBow’s assets and liabilities based on discussions with SilverBow’s management, preliminary valuation studies, due diligence, and information presented in SilverBow’s SEC filings. Until the SilverBow Acquisition is completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the pro forma financial statements. The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented herein.
The pro forma financial statements and related notes are presented for illustrative purposes only and should not be relied upon as an indication of the operating results that Crescent would have achieved if the Merger Agreement had been entered into and the Pro Forma Transactions had taken place on the assumed dates. The pro forma financial statements do not reflect future events that may occur after the consummation of the SilverBow Acquisition, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that Crescent may achieve with respect to the combined operations. As a result, future results may vary significantly from the results reflected in the pro forma financial statements and should not be relied on as an indication of the future results of Crescent.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2024
(in thousands, except per share data)

	Crescent As Adjusted (See Note 3)	SilverBow As Adjusted (See Note 4)	SilverBow Transaction Adjustments (Assuming Maximum Cash Consideration)		Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)	Additional SilverBow Transaction Adjustments (Assuming Minimum Cash Consideration)		Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
ASSETS
Current assets:
Cash and cash equivalents	$734,088	$1,446	$(728,767)	(a)	$6,767	$—		$6,767
Accounts receivable, net	461,836	125,459	—		587,295	—		587,295
Accounts receivable – affiliates	7,873	—	—		7,873	—		7,873
Derivative assets – current	36,513	89,535	—		126,048	—		126,048
Prepaid expenses	39,501	—	—		39,501	—		39,501
Other current assets	12,721	5,652	—		18,373	—		18,373
Total current assets	1,292,532	222,092	(728,767)		785,857	—		785,857
Property, plant and equipment:
Oil and natural gas properties, at cost
Proved	8,781,571	3,671,913	(1,626,313)	(b)	10,827,171	—		10,827,171
Unproved	290,904	30,899	78,268	(b)	400,071	(6,945)		393,126
Oil and natural gas properties, at cost	9,072,475	3,702,812	(1,548,045)		11,227,242	(6,945)		11,220,297
Field and other property and equipment, at cost	202,887	6,657	—		209,544	—		209,544
Total property, plant and equipment	9,275,362	3,709,469	(1,548,045)		11,436,786	(6,945)		11,429,841
Less: accumulated depreciation, depletion, amortization and impairment	(3,108,052)	(1,315,364)	1,315,364	(b)	(3,108,052)	—		(3,108,052)
Property, plant and equipment, net	6,167,310	2,394,105	(232,681)		8,328,734	(6,945)		8,321,789
Goodwill	—	—	—	(c)	—	—	(c)	—
Derivative assets – noncurrent	4,305	29,432	—		33,737	—		33,737
Investments in equity affiliates	6,203	—	—		6,203	—		6,203
Other assets	62,397	49,534	(22,700)	(d)	89,231	—		89,231
TOTAL ASSETS	$7,532,747	$2,695,163	$(984,148)		$9,243,762	$(6,945)		$9,236,817

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2024
(in thousands, except per share data)

	Crescent As Adjusted (See Note 3)	SilverBow As Adjusted (See Note 4)	SilverBow Transaction Adjustments (Assuming Maximum Cash Consideration)		Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)	Additional SilverBow Transaction Adjustments (Assuming Minimum Cash Consideration)		Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$574,633	$231,877	$68,500	(e)	$875,010	$—		$875,010
Accounts payable – affiliates	35,983	—	2,142	(f)	38,125	108	(f)	38,233
Derivative liabilities – current	101,220	26,333	—		127,553	—		127,553
Financing lease obligations – current	4,148	—	—		4,148	—		4,148
Current portion of long-term debt	—	37,500	(37,500)	(a)	—	—		—
Deferred acquisition liability	—	50,000	—		—	—		50,000
Other current liabilities	32,092	7,765	—		39,857	—		39,857
Total current liabilities	748,076	353,475	33,142		1,134,693	108		1,134,801
Long-term debt	2,484,056	1,039,469	425,833	(a)	3,334,366	(400,000)	(g)	2,934,366
			(1,058,500)	(a)
			19,031	(d)
			424,477	(g)
Derivative liabilities – noncurrent	2,059	8,110	—		10,169	—		10,169
Asset retirement obligations	424,232	11,913	—		436,145	—		436,145
Deferred tax liability	288,369	94,077	(36,109)	(h)	346,337	34,122	(h)	380,459
Financing lease obligations – noncurrent	6,187	—	—		6,187	—		6,187
Other liabilities	36,809	12,955	—		49,764	—		49,764
Total liabilities	3,989,788	1,519,999	(192,126)		5,317,661	(365,770)		4,951,891
Redeemable noncontrolling interests	1,546,722	—	(18,647)	(a)	1,374,387	2,368	(a)	1,317,639
			(18,829)	(e)		2,392	(e)
			531	(f)		617	(f)
			(17,876)	(i)		(26,138)	(i)
			(117,514)	(j)		(35,987)	(j)
Equity:
Class A common stock, par value	11	—	5	(j)	16	3	(j)	19
Class B common stock, par value	7	—	—		7	—		7
Common stock	—	260	(260)	(k)	—	—		—
Preferred stock	—	—	—		—	—		—
Treasury stock	(17,143)	(11,151)	11,151	(k)	(17,143)	—		(17,143)
Additional paid-in capital	1,929,307	681,099	(64,630)	(h)	2,609,617	(26,594)	(h)	3,060,323
			38,300	(i)		29,651	(i)
			706,640	(j)		447,649	(j)
			(681,099)	(k)
Retained earnings (accumulated deficit)	58,630	504,956	(39,953)	(a)	(66,208)	(2,368)	(a)	(101,344)

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2024
(in thousands, except per share data)

	Crescent As Adjusted (See Note 3)	SilverBow As Adjusted (See Note 4)	SilverBow Transaction Adjustments (Assuming Maximum Cash Consideration)		Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)	Additional SilverBow Transaction Adjustments (Assuming Minimum Cash Consideration)		Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
			(70,341)	(e)		(2,392)	(e)
			(2,674)	(f)		(725)	(f)
			(3,570)	(h)		(29,651)	(i)
			(38,300)	(i)
			(474,956)	(k)
Noncontrolling interests	25,425	—	—		25,425	—		25,425
Total equity	1,996,237	1,175,164	(619,687)		2,551,714	415,573		2,967,287
TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$7,532,747	$2,695,163	$(984,148)		$9,243,762	$(6,945)		$9,236,817
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2024
(in thousands, except per share data)

	Crescent As Adjusted (See Note 3)	SilverBow As Adjusted (See Note 4)	SilverBow Transaction Adjustments (Assuming Maximum Cash Consideration)		Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)		Additional SilverBow Transaction Adjustments (Assuming Minimum Cash Consideration)		Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
Revenues:
Oil	$473,894	$166,704	$—		$640,598		$—		$640,598
Natural gas	79,944	53,123	—		133,067		—		133,067
Natural gas liquids	66,947	36,218	—		103,165		—		103,165
Midstream and other	36,688	635	—		37,323		—		37,323
Total revenues	657,473	256,680	—		914,153		—		914,153
Expenses:
Lease operating expense	130,688	31,825	—		162,513		—		162,513
Workover expense	12,302	610	—		12,912		—		12,912
Asset operating expense	31,350	—	—		31,350		—		31,350
Gathering, transportation and marketing	69,569	35,199	—		104,768		—		104,768
Production and other taxes	32,523	16,212	—		48,735		—		48,735
Depreciation, depletion and amortization	176,564	92,419	(56,815)	(a)	212,168		—		212,168
Midstream operating expense	27,742	—	—		27,742		—		27,742
General and administrative expense	42,715	8,791	8,716	(b)	60,222		4,803	(b)	65,025
Total expenses	523,453	185,056	(48,099)		660,410		4,803		665,213
Income (loss) from operations	134,020	71,624	48,099		253,743		(4,803)		248,940
Other income (expense):
Loss on derivatives	(105,602)	(56,078)	—		(161,680)		—		(161,680)
Interest expense	(57,732)	(36,017)	15,754	(c)	(77,995)		8,836	(c)	(69,159)
Loss from extinguishment of debt	(22,582)	—	—		(22,582)		—		(22,582)
Other income (expense)	150	156	—		306		—		306
Income from equity affiliates	127	—	—		127		—		127
Total other income (expense)	(185,639)	(91,939)	15,754		(261,824)		8,836		(252,988)
Income (loss) before taxes	(51,619)	(20,315)	63,853		(8,081)		4,033		(4,048)
Income tax benefit (expense)	5,975	4,787	(9,539)	(d)	1,223		(64)	(d)	1,159
Net income (loss)	(45,644)	(15,528)	54,314		(6,858)		3,969		(2,889)
Less: net income attributable to noncontrolling interests	(3,499)	—	—		(3,499)		—		(3,499)
Less: net (income) loss attributable to redeemable noncontrolling interests	18,779	—	(17,936)	(e)	843		(1,586)	(e)	(743)
Net income (loss) attributable to Crescent Energy	$(30,364)	$(15,528)	$36,378		$(9,514)		$2,383		$(7,131)
Net loss per share:
Class A common stock – basic	$(0.32)				$(0.07)	(f)			$(0.04)	(f)

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2024
(in thousands, except per share data)

Class A common stock – diluted	$(0.32)		$(0.07)	(f)	$(0.04)	(f)
Class B common stock – basic and diluted	$—		$—		$—
Per Share Amounts:
Basic Earnings (Loss) Per Share		$(0.61)
Diluted Earnings (Loss) Per Share		$(0.61)
Weighted average common shares outstanding:
Class A common stock – basic	94,793		143,535	(f)	176,430	(f)
Class A common stock – diluted	94,793		143,535	(f)	176,430	(f)
Class B common stock – basic and diluted	84,333		84,333		84,333
Weighted-Average Shares Outstanding:
Weighted-Average Shares Outstanding - Basic		25,445
Weighted-Average Shares Outstanding - Diluted		25,445
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2023
(in thousands, except per share data)

	Crescent As Adjusted (See Note 3)	SilverBow As Adjusted (See Note 4)	SilverBow Transaction Adjustments (Assuming Maximum Cash Consideration)		Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)	Additional SilverBow Transaction Adjustments (Assuming Minimum Cash Consideration)		Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
Revenues:
Oil	$1,860,549	$635,213	$—		$2,495,762	$—		$2,495,762
Natural gas	388,291	242,884	—		631,175	—		631,175
Natural gas liquids	216,014	142,633	—		358,647	—		358,647
Midstream and other	60,988	—	—		60,988	—		60,988
Total revenues	2,525,842	1,020,730	—		3,546,572	—		3,546,572
Expenses:
Lease operating expense	524,034	118,968	—		643,002	—		643,002
Workover expense	58,441	3,754	—		62,195	—		62,195
Asset operating expense	86,593	—	—		86,593	—		86,593
Gathering, transportation and marketing	280,976	153,326	—		434,302	—		434,302
Production and other taxes	171,353	59,084	—		230,437	—		230,437
Depreciation, depletion and amortization	699,890	300,673	(164,520)	(a)	836,043	—		836,043
Impairment expense	153,495	—	—		153,495	—		153,495
Exploration expense	9,328	—	—		9,328	—		9,328
Midstream operating expense	39,809	—	—		39,809	—		39,809
General and administrative expense	140,918	24,520	61,673	(b)	286,282	37,671	(b)	323,953
			59,171	(g)
Total expenses	2,164,837	660,325	(43,676)		2,781,486	37,671		2,819,157
Income (loss) from operations	361,005	360,405	43,676		765,086	(37,671)		727,415
Other income (expense):
Gain (loss) on derivatives	166,980	241,309	—		408,289	—		408,289
Interest expense	(227,250)	(138,072)	64,635	(c)	(300,687)	32,348	(c)	(268,339)
Loss from extinguishment of debt	—	—	(58,600)	(h)	(58,600)	—		(58,600)
Other income (expense)	(282)	197	—		(85)	—		(85)
Income from equity affiliates	(413)	—	—		(413)	—		(413)
Total other income (expense)	(60,965)	103,434	6,035		48,504	32,348		80,852

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2023
(in thousands, except per share data)

Income (loss) before taxes	300,040	463,839	49,711		813,590		(5,323)		808,267
Income tax expense	(19,027)	(101,971)	33,303	(d)	(87,695)		(3,351)	(d)	(91,046)
Net income (loss)	281,013	361,868	83,014		725,895		(8,674)		717,221
Less: net income attributable to noncontrolling interests	(472)	—	—		(472)		—		(472)
Less: net (income) loss attributable to redeemable noncontrolling interests	(226,340)	—	(173,169)	(e)	(399,509)		52,900	(e)	(346,609)
Net income (loss) attributable to Crescent Energy	$54,201	$361,868	$(90,155)		$325,914		$44,226		$370,140
Net income per share:
Class A common stock – basic	$0.81				$2.83	(f)			$2.50	(f)
Class A common stock – diluted	$0.81				$2.83	(f)			$2.50	(f)
Class B common stock – basic and diluted	$—				$—				$—
Per Share Amounts:
Basic: Net Income (Loss)		$15.48
Diluted: Net Income (Loss)		$15.35
Weighted average common shares outstanding:
Class A common stock – basic	66,598				115,340	(f)			148,235	(f)
Class A common stock – diluted	67,402				116,144	(f)			149,039	(f)
Class B common stock – basic and diluted	104,271				104,271				104,271
Weighted-Average Shares Outstanding:
Weighted Average Shares Outstanding - Basic		23,371
Weighted Average Shares Outstanding - Diluted		23,571
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Notes to unaudited pro forma condensed combined financial statements
NOTE 1 – Basis of pro forma presentation
The pro forma financial statements have been derived from the historical financial statements of Crescent and SilverBow and the statements of revenues and direct operating expenses for the July Western Eagle Ford Assets and the South Texas Rich Properties. Additionally, the pro forma statement of operations for the year ended December 31, 2023 has been derived from certain pro forma financial statements included in Crescent's Current Report on Form 8-K dated March 6, 2024. The pro forma balance sheet as of March 31, 2024 gives effect to (i) the SilverBow Acquisition and (ii) the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment as if each had occurred on March 31, 2024. The pro forma statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 give effect to the Pro Forma Transactions as if each had occurred on January 1, 2023.
The pro forma financial statements have been prepared using the following assumptions with respect to the aggregate cap on total cash consideration and the right of SilverBow stockholders to elect to receive one of multiple forms of Merger Consideration:
•Assuming Maximum Cash Consideration — This presentation assumes that a maximum amount of $400.0 million in total cash consideration is payable pursuant to elections to receive Cash Election Consideration and Mixed Consideration. If the cash portion of elections to receive Cash Election Consideration and Mixed Consideration exceed $400.0 million, SilverBow stockholders that have elected to receive Cash Consideration and Mixed Consideration will receive a prorated amount of cash and shares of Crescent Class A Common Stock.
•Assuming Minimum Cash Consideration — This presentation assumes that all SilverBow stockholders elect to receive Stock Election Consideration as Merger Consideration.
The pro forma financial statements reflect pro forma adjustments that are based on available information and certain assumptions that management believes are reasonable. However, actual results may differ from those reflected in these pro forma financial statements. In management’s opinion, all adjustments known to date that are necessary to fairly present the pro forma information have been made. The pro forma financial statements do not purport to represent what the combined entity’s results of operations would have been if the Pro Forma Transactions had actually occurred on the dates indicated above, nor are they indicative of Crescent’s future results of operations.
These pro forma financial statements should be read in conjunction with the historical financial statements, and related notes thereto, of Crescent, SilverBow, the July Western Eagle Ford Assets, and the South Texas Rich Properties for the periods presented, which are incorporated by reference in this joint proxy statement/prospectus.
NOTE 2 – Pro forma acquisition accounting
The SilverBow Acquisition will be accounted for using the acquisition method of accounting for business combinations in accordance with ASC 805 with Crescent considered to be the accounting acquirer. The allocation of the preliminary estimated purchase price for SilverBow is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of March 31, 2024 using currently available information. Because the pro forma financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Crescent’s financial position and results of operations may differ significantly from the pro forma amounts included in this joint proxy statement/prospectus. Crescent expects to finalize its allocation of the purchase price as soon as practicable after completion of the SilverBow Acquisition. Any cash payable pursuant to the Mixed Consideration and Cash Election Consideration is expected to be funded through borrowings under Crescent's Revolving Credit Facility.
The preliminary purchase price allocation is subject to change as a result of several factors, including but not limited to:
•changes in the estimated fair value and number of shares of Crescent Class A Common Stock issued as merger consideration to SilverBow stockholders, based on the share price of Crescent Class A Common Stock at the Closing Date;

•changes in the estimated fair value of SilverBow’s assets acquired and liabilities assumed as of the Closing Date of the SilverBow Acquisition, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates, and other factors;
•the tax basis of SilverBow’s assets and liabilities as of the Closing Date; and
•certain of the factors described in “Risk Factors” included elsewhere within this joint proxy statement/prospectus.
The preliminary determination of consideration transferred and the fair value of assets acquired and liabilities assumed that are expected to be recorded are as follows (in thousands, except exchange ratio, share, and per share data):

	SilverBow Acquisition
	Assuming Maximum Cash Consideration	Assuming Minimum Cash Consideration
Consideration transferred:
Equity consideration:
Shares of SilverBow Common Stock outstanding	25,539,154	25,539,154
Weighted-average Exchange Ratio	1.837	3.125
Shares of Crescent Class A Common Stock to be issued	46,915,119	79,809,856
Closing price of Crescent Class A Common Stock on June 18, 2024	$11.72	$11.72
Crescent Class A Common Stock issued for outstanding shares of SilverBow Common Stock	$549,845	$935,372
Settlement of SilverBow Equity Awards	25,216	25,216
Cash consideration	400,000	—
Consideration transferred	$975,061	$960,588
Fair value of assets acquired:
Cash and cash equivalents	$1,446	$1,446
Accounts receivable	125,459	125,459
Derivatives assets	118,967	118,967
Oil and natural gas properties - proved	2,045,600	2,045,600
Oil and natural gas properties - unproved	109,167	102,222
Goodwill	—	—
Deferred tax asset	10,232	2,704
Other assets	39,143	39,143
Total assets acquired	2,450,014	2,435,541
Fair value of liabilities assumed:
Accounts payable and accrued liabilities	261,877	261,877
Derivative liabilities	34,443	34,443
Long-term debt	1,096,000	1,096,000
Asset retirement obligations	11,913	11,913
Other liabilities	70,720	70,720
Total liabilities assumed	1,474,953	1,474,953
Fair value of assets acquired and liabilities assumed	$975,061	$960,588
Pursuant to the Merger Agreement, each share of SilverBow Common Stock outstanding will be converted into the right to receive one of the following forms of consideration: (A) a combination of 1.866 shares of Crescent Class A Common Stock and $15.31 in cash, (B) $38.00 in cash, or (C) 3.125 shares of Crescent Class A Common Stock. The total cash consideration payable pursuant to the Cash Election Consideration and the Mixed Consideration is

subject to an aggregate cap of $400.0 million. We anticipate the SilverBow Acquisition will result in Crescent issuing approximately 46.9 million shares of Crescent Class A Common Stock, assuming the maximum amount of cash consideration is paid as Merger Consideration, and 79.8 million shares of Crescent Class A Common Stock, assuming the minimum amount of cash consideration is paid as Merger Consideration. Additionally, Crescent expects to issue 1.8 million shares of Crescent Class A Common Stock and pay $24.5 million in cash to settle SilverBow’s Equity Awards, a portion of which will be recognized as post-combination compensation expense in Crescent's statement of operations.
The final value of consideration transferred will be determined based on the actual cash paid and the number and market price of shares of Crescent Class A Common Stock issued on the Closing Date. A 10% increase or decrease in the closing price of a share of Crescent Class A Common Stock, as compared to the June 18, 2024 closing price of $11.72, would increase or decrease the purchase price by approximately $94.7 million assuming the minimum amount of cash payable pursuant to the Mixed Consideration and Cash Election Consideration elections and approximately $56.1 million assuming the maximum amount of cash payable pursuant to the Mixed Consideration and Cash Election Consideration elections, while also assuming all other factors are held constant. Such increases or decreases would have a corresponding effect on the amount of goodwill recorded.
NOTE 3 – Adjustments to Crescent’s historical financial statements
Pro forma balance sheet adjustments as of March 31, 2024
Certain transaction adjustments were made to Crescent’s historical balance sheet in order to give effect to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment. A reconciliation of amounts derived and presented as "Crescent As Adjusted" within the pro forma balance sheet as of March 31, 2024 is as follows (in thousands):

	Crescent (Historical)	Crescent Transaction Adjustments		Crescent As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$5,321	$734,830	(aa)	$734,088
		(6,063)	(bb)
Accounts receivable, net	461,836	—		461,836
Accounts receivable – affiliates	7,873	—		7,873
Derivative assets – current	36,513	—		36,513
Prepaid expenses	39,501	—		39,501
Other current assets	12,721	—		12,721
Total current assets	563,765	728,767		1,292,532
Property, plant and equipment:
Oil and natural gas properties, at cost
Proved	8,781,571	—		8,781,571
Unproved	290,904	—		290,904
Oil and natural gas properties, at cost	9,072,475	—		9,072,475
Field and other property and equipment, at cost	202,887	—		202,887
Total property, plant and equipment	9,275,362	—		9,275,362
Less: accumulated depreciation, depletion, amortization and impairment	(3,108,052)	—		(3,108,052)
Property, plant and equipment, net	6,167,310	—		6,167,310
Derivative assets – noncurrent	4,305	—		4,305
Investments in equity affiliates	6,203	—		6,203
Other assets	56,334	6,063	(bb)	62,397
TOTAL ASSETS	$6,797,917	$734,830		$7,532,747

	Crescent (Historical)	Crescent Transaction Adjustments		Crescent As Adjusted
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$574,633	$—		$574,633
Accounts payable – affiliates	35,983	—		35,983
Derivative liabilities – current	101,220	—		101,220
Financing lease obligations – current	4,148	—		4,148
Other current liabilities	32,092	—		32,092
Total current liabilities	748,076	—		748,076
Long-term debt	1,749,226	734,830	(aa)	2,484,056
Derivative liabilities – noncurrent	2,059	—		2,059
Asset retirement obligations	424,232	—		424,232
Deferred tax liability	288,369	—		288,369
Financing lease obligations – noncurrent	6,187	—		6,187
Other liabilities	36,809	—		36,809
Total liabilities	3,254,958	734,830		3,989,788
Redeemable noncontrolling interests	1,546,722	—		1,546,722
Equity:
Class A common stock, par value	11	—		11
Class B common stock, par value	7	—		7
Preferred stock	—	—		—
Treasury stock	(17,143)	—		(17,143)
Additional paid-in capital	1,929,307	—		1,929,307
Retained earnings	58,630	—		58,630
Noncontrolling interests	25,425	—		25,425
Total equity	1,996,237	—		1,996,237
TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$6,797,917	$734,830		$7,532,747
The transaction adjustments included above related to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment as of March 31, 2024 are as follows:
(aa)Reflects the proceeds from the 2033 Notes Offering, net of debt issuance costs of $15.2 million.
(bb)Reflects the payment and capitalization of debt issuance costs for fees associated with the Crescent Revolving Credit Facility Amendment.
Pro forma statement of operations adjustments for the three months ended March 31, 2024
Certain transaction adjustments were made to Crescent's historical statement of operations in order to give effect to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment. A reconciliation of amounts derived and presented as "Crescent As Adjusted" within the pro forma statement of operations for the three months ended March 31, 2024 is as follows (in thousands, except per share data):

	Crescent (Historical)	Crescent Transaction Adjustments		Crescent As Adjusted
Revenues:
Oil	$473,894	$—		$473,894
Natural gas	79,944	—		79,944
Natural gas liquids	66,947	—		66,947
Midstream and other	36,688	—		36,688
Total revenues	657,473	—		657,473
Expenses:
Lease operating expense	130,688	—		130,688
Workover expense	12,302	—		12,302
Asset operating expense	31,350	—		31,350
Gathering, transportation and marketing	69,569	—		69,569
Production and other taxes	32,523	—		32,523
Depreciation, depletion and amortization	176,564	—		176,564
Midstream operating expense	27,742	—		27,742
General and administrative expense	42,715	—		42,715
Total expenses	523,453	—		523,453
Income (loss) from operations	134,020	—		134,020
Other income (expense):
Loss on derivatives	(105,602)	—		(105,602)
Interest expense	(42,686)	(15,046)	(aa)	(57,732)
Loss from extinguishment of debt	(22,582)	—		(22,582)
Other income (expense)	150	—		150
Income from equity affiliates	127	—		127
Total other income (expense)	(170,593)	(15,046)		(185,639)
Income (loss) before taxes	(36,573)	(15,046)		(51,619)
Income tax benefit (expense)	4,209	1,766	(bb)	5,975
Net income (loss)	(32,364)	(13,280)		(45,644)
Less: net income attributable to noncontrolling interests	(3,499)	—		(3,499)
Less: net (income) loss attributable to redeemable noncontrolling interests	11,695	7,084	(cc)	18,779
Net income (loss) attributable to Crescent Energy	$(24,168)	$(6,196)		$(30,364)
Net loss per share:
Class A common stock – basic	$(0.25)	$(0.07)	(dd)	$(0.32)
Class A common stock – diluted	$(0.25)	$(0.07)	(dd)	$(0.32)
Class B common stock – basic and diluted	$—			$—
Weighted average common shares outstanding:
Class A common stock – basic	94,793			94,793
Class A common stock – diluted	94,793			94,793
Class B common stock – basic and diluted	84,333			84,333

The transaction adjustments included above related to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment for the three months ended March 31, 2024 are as follows:
(aa)Reflects the increase in interest expense related to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment.
(bb)Reflects the income tax effect of the pro forma adjustments presented calculated based on Crescent’s estimated combined federal and state statutory rate, after the effect of noncontrolling interests.
(cc)Reflects the impact of the pro forma adjustments presented on the allocation of net income attributable to redeemable noncontrolling interests.
(dd)Reflects the impact of the allocation of net income attributable to Crescent on the computation of basic and diluted net income (loss) per share.
Pro forma statement of operations adjustments for the year ended December 31, 2023
Certain transaction adjustments were made to Crescent's pro forma statement of operations included in Crescent’s Current Report on Form 8-K on March 6, 2024 in order to give effect to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment. A reconciliation of amounts derived and presented as "Crescent As

Adjusted" within the pro forma statement of operations for the year ended December 31, 2023 is as follows (in thousands, except per share data):

	Crescent Pro Forma Combined Prior to SilverBow Acquisition(1)	Crescent Transaction Adjustments		Crescent As Adjusted
Revenues:
Oil	$1,860,549	$—		$1,860,549
Natural gas	388,291	—		388,291
Natural gas liquids	216,014	—		216,014
Midstream and other	60,988	—		60,988
Total revenues	2,525,842	—		2,525,842
Expenses:
Lease operating expense	524,034	—		524,034
Workover expense	58,441	—		58,441
Asset operating expense	86,593	—		86,593
Gathering, transportation and marketing	280,976	—		280,976
Production and other taxes	171,353	—		171,353
Depreciation, depletion and amortization	699,890	—		699,890
Impairment expense	153,495	—		153,495
Exploration expense	9,328	—		9,328
Midstream operating expense	39,809	—		39,809
General and administrative expense	140,918	—		140,918
Total expenses	2,164,837	—		2,164,837
Income (loss) from operations	361,005	—		361,005
Other income (expense):
Gain on derivatives	166,980	—		166,980
Interest expense	(166,900)	(60,350)	(aa)	(227,250)
Other income (expense)	(282)	—		(282)
Income from equity affiliates	(413)	—		(413)
Total other income (expense)	(615)	(60,350)		(60,965)
Income (loss) before taxes	360,390	(60,350)		300,040
Income tax benefit (expense)	(24,217)	5,190	(bb)	(19,027)
Net income (loss)	336,173	(55,160)		281,013
Less: net income attributable to noncontrolling interests	(472)	—		(472)
Less: net (income) loss attributable to redeemable noncontrolling interests	(263,168)	36,828	(cc)	(226,340)
Net income (loss) attributable to Crescent Energy	$72,533	$(18,332)		$54,201
Net loss per share:
Class A common stock – basic	$1.09	$(0.28)	(dd)	$0.81
Class A common stock – diluted	$1.09	$(0.28)	(dd)	$0.81
Class B common stock – basic and diluted	$—			$—
Weighted average common shares outstanding:
Class A common stock – basic	66,598			66,598
Class A common stock – diluted	67,402			67,402
Class B common stock – basic and diluted	104,271			104,271

______________
(1)Reflects Crescent’s pro forma statement of operations for the year ended December 31, 2023 included in Crescent’s Current Report on Form 8-K dated March 6, 2024.

The transaction adjustments included above related to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment for the year ended December 31, 2023 are as follows:
(aa)Reflects the increase in interest expense related to the 2033 Notes Offering and the Crescent Revolving Credit Facility Amendment.
(bb)Reflects the income tax effect of the pro forma adjustments presented calculated based on Crescent’s estimated combined federal and state statutory rate, after the effect of noncontrolling interests.
(cc)Reflects the impact of the pro forma adjustments presented on the allocation of net income attributable to redeemable noncontrolling interests.
(dd)Reflects the impact of the allocation of net income attributable to Crescent on the computation of basic and diluted net income (loss) per share.
NOTE 4 – Adjustments to SilverBow’s historical financial statements
Pro forma balance sheet reclassification adjustments as of March 31, 2024
Certain reclassification adjustments were made to SilverBow's historical balance sheet in order to conform with Crescent’s financial statement presentation. A reconciliation of amounts derived and presented as "SilverBow As Adjusted" within the pro forma balance sheet as of March 31, 2024 is as follows (in thousands):

	SilverBow (Historical)	SilverBow Reclassification Adjustments	SilverBow As Adjusted
ASSETS
Current Assets:
Cash and cash equivalents	$1,446	$—	$1,446
Accounts receivable, net	125,459	—	125,459
Fair value of commodity derivatives	89,535	(89,535)	—
Derivative assets – current	—	89,535	89,535
Other current assets	5,652	—	5,652
Total Current Assets	222,092	—	222,092
Property and Equipment:
Properties and equipment, full cost method	3,709,469	(3,709,469)	—
Proved oil and natural gas properties	—	3,671,913	3,671,913
Unproved oil and natural gas properties	—	30,899	30,899
Field and other property and equipment	—	6,657	6,657
Less – accumulated depreciation, depletion, amortization & impairment	(1,315,364)	—	(1,315,364)
Property and Equipment, Net	2,394,105	—	2,394,105
Fair value of long-term commodity derivatives	29,432	(29,432)	—
Derivative assets – noncurrent	—	29,432	29,432
Right of use assets	20,658	(20,658)	—
Other long-term assets	28,876	(28,876)	—
Other assets	—	49,534	49,534
Total Assets	$2,695,163	$—	$2,695,163
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$143,684	$88,193	$231,877
Accrued capital costs	42,114	(42,114)	—

	SilverBow (Historical)	SilverBow Reclassification Adjustments	SilverBow As Adjusted
Accrued interest	8,325	(8,325)	—
Undistributed oil and gas revenues	37,754	(37,754)	—
Fair value of commodity derivatives	26,333	(26,333)	—
Derivative liabilities – current	—	26,333	26,333
Current portion of long-term debt	37,500	—	37,500
Deferred acquisition liability	50,000	—	50,000
Current lease liability	7,765	(7,765)	—
Other current liabilities	—	7,765	7,765
Total Current Liabilities	353,475	—	353,475
Long-term debt, net of current portion	1,039,469	(1,039,469)	—
Long-term debt	—	1,039,469	1,039,469
Fair value of long-term commodity derivatives	8,110	(8,110)	—
Derivative liabilities – noncurrent	—	8,110	8,110
Asset retirement obligations	11,913	—	11,913
Deferred tax liabilities	94,077	—	94,077
Non-current lease liability	12,955	(12,955)	—
Other liabilities	—	12,955	12,955
Stockholders’ Equity:
Preferred stock	—	—	—
Common stock	260	—	260
Additional paid-in capital	681,099	—	681,099
Treasury stock	(11,151)	—	(11,151)
Retained earnings	504,956	—	504,956
Total Stockholders’ Equity	1,175,164	—	1,175,164
Total Liabilities and Stockholders’ Equity	$2,695,163	$—	$2,695,163
Pro forma statement of operations reclassification adjustments for the three months ended March 31, 2024
Certain reclassification adjustments were made to SilverBow's historical statement of operations in order to conform with Crescent’s financial statement presentation. A reconciliation of amounts derived and presented as

"SilverBow As Adjusted" within the pro forma statement of operations for the three months ended March 31, 2024 is as follows (in thousands, except per share data):

	SilverBow (Historical)	SilverBow Reclassification Adjustments	SilverBow As Adjusted
Revenues:
Revenues	$256,680	$(256,680)	$—
Oil	—	166,704	166,704
Natural gas	—	53,123	53,123
Natural gas liquids	—	36,218	36,218
Marketing	—	635	635
Operating Expenses:
Lease operating expenses	31,825	—	31,825
Workovers	610	(610)	—
Workover expense	—	610	610
Transportation and gas processing	35,199	(35,199)	—
Gathering, transportation and marketing	—	35,199	35,199
Severance and other taxes	16,212	(16,212)	—
Production and other taxes	—	16,212	16,212
Depreciation, depletion and amortization	92,103	316	92,419
Accretion of asset retirement obligations	316	(316)	—
General and administrative, net	8,791	(8,791)	—
General and administrative expense	—	8,791	8,791
Total Operating Expenses	185,056	—	185,056
Operating Income (Loss)	71,624	—	71,624
Non-Operating Income (Expense)
Gain (loss) on commodity derivatives, net	(56,078)	56,078	—
Gain on derivatives	—	(56,078)	(56,078)
Interest expense, net	(36,017)	36,017	—
Interest expense	—	(36,017)	(36,017)
Other income (expense), net	156	(156)	—
Other income	—	156	156
Income (Loss) Before Income Taxes	(20,315)	—	(20,315)
Provision (Benefit) for Income Taxes	(4,787)	4,787	—
Income tax benefit	—	4,787	4,787
Net Income (Loss)	$(15,528)	$—	$(15,528)

Per Share Amounts:
Basic Earnings (Loss) Per Share	$(0.61)		$(0.61)
Diluted Earnings (Loss) Per Share	$(0.61)		$(0.61)
Weighted-Average Shares Outstanding:
Weighted-Average Shares Outstanding - Basic	25,445		25,445
Weighted-Average Shares Outstanding - Diluted	25,445		25,445
Pro forma statement of operations reclassification and transaction adjustments for the year ended December 31, 2023
Certain reclassification adjustments were made to SilverBow's historical statement of operations and the statement of revenues and direct operating expenses for the South Texas Rich Properties in order to conform each with Crescent’s financial statement presentation. Additionally, certain transaction adjustments were recorded to give pro forma effect to the Chesapeake Transaction. A reconciliation of amounts derived and presented as "SilverBow

As Adjusted" within the pro forma statement of operations for the year ended December 31, 2023 is as follows (in thousands, except per share data):

	SilverBow (Historical)	SilverBow Reclassification Adjustments	South Texas Rich Properties (Historical)(1)	South Texas Rich Properties (Historical)(2)	Chesapeake Reclassification Adjustments	Chesapeake Transaction Adjustments		SilverBow As Adjusted
Revenues:
Oil and gas sales	$652,358	$(652,358)	$—	$—	$—	$—		$—
Revenues	—	—	291,807	76,565	(368,372)	—		—
Oil	—	402,728	—	—	232,485	—		635,213
Natural gas	—	187,340	—	—	55,544	—		242,884
Natural gas liquids	—	62,290	—	—	80,343	—		142,633
Direct operating expenses	—	—	122,371	24,966	(147,337)	—		—
Operating Expenses:
Lease operating expense	87,368	—	—	—	31,600	—		118,968
Workovers	2,694	(2,694)	—	—	—	—		—
Workover expense	—	2,694	—	—	1,060	—		3,754
Transportation and gas processing	59,032	(59,032)	—	—	—	—		—
Gathering, transportation and marketing	—	59,032	—	—	94,294	—		153,326
Severance and other taxes	38,701	(38,701)	—	—	—	—		—
Production and other taxes	—	38,701	—	—	20,383	—		59,084
Depreciation, depletion and amortization	219,116	985	—	—	—	80,572	(aa)	300,673
Accretion of asset retirement obligations	985	(985)	—	—	—	—		—
General and administrative, net	24,520	(24,520)	—	—	—	—		—
General and administrative expense	—	24,520	—	—	—	—		24,520
Total Operating Expenses	432,416	—	—	—	147,337	80,572		660,325
Operating Income (Loss)	219,942	—	—	—	221,035	(80,572)		360,405
Excess of revenues over direct operating expenses	—	—	169,436	51,599	(221,035)	—		—
Non-Operating Income (Expense)
Net gain (loss) on commodity derivatives	241,309	(241,309)	—	—	—	—		—
Gain on derivatives	—	241,309	—	—	—	—		241,309
Interest expense	(80,119)	—	—	—	—	(57,953)	(bb)	(138,072)
Other income (expense), net	197	(197)	—	—	—	—		—
Other income	—	197	—	—	—	—		197
Income (Loss) Before Income Taxes	381,329	—	—	—	221,035	(138,525)		463,839
Provision (Benefit) for Income Taxes	83,613	(83,613)	—	—	—	—		—
Income tax expense	—	(83,613)	—	—	—	(18,358)	(cc)	(101,971)
Net Income (Loss)	$297,716	$—	$—	$—	$221,035	$(156,883)		$361,868

	SilverBow (Historical)	SilverBow Reclassification Adjustments	South Texas Rich Properties (Historical)(1)	South Texas Rich Properties (Historical)(2)	Chesapeake Reclassification Adjustments	Chesapeake Transaction Adjustments		SilverBow As Adjusted

Per Share Amounts:
Basic: Net Income (Loss)	$12.74					$2.74	(dd)	$15.48
Diluted: Net Income (Loss)	$12.63					$2.72	(dd)	$15.35
Weighted-Average Shares Outstanding:
Weighted Average Shares Outstanding - Basic	23,371							23,371
Weighted Average Shares Outstanding - Diluted	23,571							23,571
______________
(1)Reflects the historical operations of the South Texas Rich Properties for the nine months ended September 30, 2023.
(2)Reflects the historical operations of the South Texas Rich Properties for the period from October 1, 2023 through November 30, 2023.
The transaction adjustments included above related to the Chesapeake Transaction for the year ended December 31, 2023 are as follows:
(aa)Reflects the pro forma depletion expense calculated using the unit-of-production method under the full cost method of accounting, and adjusts depletion expense for (i) the increase in depletion reflecting the relative fair values and production volumes attributable to the Chesapeake Transaction and (ii) the revision to SilverBow’s depletion rate reflecting the reserve volumes acquired in the Chesapeake Transaction.
(bb)Reflects the pro forma interest expense related to borrowings under SilverBow’s Second Lien Notes and Credit Facility to fund the the Chesapeake Transaction.
(cc)Reflects the income tax effect of the pro forma adjustments presented using SilverBow’s effective tax rate of 22.25%.
(dd)Reflects the impact of the pro forma adjustments on basic and diluted net income (loss) as a result of the Chesapeake Transaction.
NOTE 5 – Adjustments to the pro forma financial statements
The pro forma financial statements have been prepared to illustrate the effects of the Pro Forma Transactions and have been prepared for informational purposes only.
The preceding pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X which requires the presentation of adjustments to account for the pro forma transactions (“Transaction Accounting Adjustments”) and allows for supplemental disclosure of the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management Adjustments”). Management has elected not to present Management Adjustments.
Pro forma balance sheet adjustments as of March 31, 2024 - SilverBow Acquisition
The adjustments included in the pro forma balance sheet as of March 31, 2024 are as follows:
(a)Reflects the repayment of SilverBow’s credit facility borrowings due 2026 and Second Lien Notes due 2028, including a make whole premium of $58.6 million, using net proceeds of $728.8 million from the 2033 Notes Offering and borrowings of $425.8 million under Crescent’s Revolving Credit Facility.

(b)Reflects the fair value adjustments to record SilverBow's oil and natural gas properties in accordance with the acquisition method of accounting.
(c)Reflects preliminary purchase price allocation adjustments to record goodwill related to the SilverBow Acquisition. Note that there was no goodwill attributable to the SilverBow Acquisition in the preliminary purchase price allocation based on the calculation of consideration transferred using the closing price for shares of Crescent Class A Common Stock on June 18, 2024 of $11.72.
(d)Reflects the write-off of SilverBow's unamortized debt issuance costs related to its long-term debt assumed in the SilverBow Acquisition that is recorded at fair value.
(e)Reflects the accrual of one-time, nonrecurring costs related to the recognition of post-combination compensation expense totaling $20.7 million for the settlement of SilverBow's Equity Awards and estimated transaction costs of $68.5 million for the SilverBow Acquisition. Estimated transaction costs are based on preliminary estimates, and the final amounts and the resulting effect on Crescent’s financial position may differ significantly. These incremental costs are not yet reflected in the historical consolidated balance sheets of Crescent and SilverBow as of March 31, 2024. The estimated transaction costs are reflected in the pro forma balance sheet as an increase to accounts payable and accrued liabilities as these costs will be expensed by Crescent and SilverBow as incurred.
(f)Reflects the increase and changes to Crescent's Management Fee and related impacts to redeemable noncontrolling interests and retained earnings resulting from the SilverBow Acquisition.
(g)Assuming Maximum Cash Consideration, reflects borrowings of $424.5 million under Crescent's Revolving Credit Facility to fund the cash consideration payable pursuant to SilverBow stockholders electing to receive Cash Election Consideration and Mixed Consideration, including the cash portion of the settlement of SilverBow's Equity Awards. Assuming Minimum Cash Consideration, reflects borrowings of $24.5 million under Crescent's Revolving Credit Facility for the cash portion of the settlement of SilverBow's Equity Awards and assumes that all other SilverBow stockholders elect to receive Stock Election Consideration.
(h)Reflects adjustments to record deferred tax assets related to the tax attributes assumed in the SilverBow Acquisition of $10.2 million and $2.7 million assuming Maximum Cash Consideration and Minimum Cash Consideration, respectively, and the impact to Crescent's deferred tax liabilities related to the change in Crescent's ownership of Crescent Energy OpCo LLC resulting from the issuance of additional shares of Crescent Class A Common Stock of $64.6 million and $91.2 million assuming Maximum Cash Consideration and Minimum Cash Consideration, respectively. Additionally, includes an adjustment of $3.6 million to Crescent's deferred tax liabilities and the recognition of a one-time, nonrecurring charge to retained earnings as a result of revisions to the historical tax rate used to calculate deferred taxes to give pro forma effect to the SilverBow Acquisition.
(i)Reflects adjustments to record the cumulative catch up for compensation cost related to the change in estimate for the target shares underlying Crescent's Manager Incentive Plan resulting from the issuance of additional shares of Crescent Class A Common Stock.
(j)Reflects the issuance of Crescent Class A Common Stock as Merger Consideration and the impact on redeemable noncontrolling interests and additional paid-in capital for the change in Crescent's ownership of Crescent Energy OpCo LLC resulting from the issuance of additional shares of Crescent Class A Common Stock.
(k)Reflects the elimination of the historical equity balances of SilverBow and the elimination of the pro forma adjustment to SilverBow's retained earnings related to its estimated transaction costs of $30.0 million.

Pro forma statements of operations adjustments for the three months ended March 31, 2024 and for the year ended December 31, 2023 - SilverBow Acquisition
The adjustments included in the pro forma statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 are as follows:
(a)Reflects pro forma depletion expense calculated in accordance with the successful efforts method of accounting for oil and gas properties.
(b)Reflects the impact on general and administrative expense related to increases in Crescent's Management Fee and the Management Incentive Plan related to the issuance of additional shares of Crescent Class A Common Stock as Merger Consideration.
(c)Reflects the pro forma interest expense related to borrowings under Crescent's Revolving Credit Facility to fund the cash requirements for the Cash Election Consideration and Mixed Consideration portions of the Merger Consideration, including cash of $24.5 million to settle SilverBow's Equity Awards.
(d)Reflects the income tax effect of the pro forma adjustments presented. The tax rates applied to the pro forma adjustments for the three months ended March 31, 2024 were the estimated combined federal and state statutory rate, after the effect of noncontrolling interests, of 14.0% and 15.0% assuming Maximum Cash Consideration and Minimum Cash Consideration, respectively. The tax rates applied to the pro forma adjustments for the year ended December 31, 2023 were 11.7% and 13.0% assuming Maximum Cash Consideration and Minimum Cash Consideration, respectively. The effective rate of Crescent could be significantly different (either higher or lower) depending on a variety of factors.
(e)Reflects the impact of the allocation of net income attributable to redeemable noncontrolling interests related to the change in Crescent's ownership of Crescent Energy OpCo LLC resulting from the issuance of additional shares of Crescent Class A Common Stock.
(f)Reflects the impact of the allocation of net income attributable to Crescent and the issuance of additional shares of Crescent Class A Common Stock on the computation of basic and diluted net income (loss) per share.
(g)Reflects the impact to general and administrative expense of one-time, nonrecurring costs for post-combination compensation cost related to the settlement of SilverBow's Equity Awards pursuant to the Merger Agreement of $20.7 million and Crescent’s estimated transaction costs of $38.5 million.
(h)Reflects the loss on extinguishment of debt related to the make whole provision and premium related to the repayment of SilverBow’s Second Lien Notes due 2028.
NOTE 6 – Supplemental unaudited pro forma oil and natural gas reserves information
Oil and natural gas reserves
The following tables present the estimated unaudited pro forma net proved developed and undeveloped oil, natural gas, and NGL reserves information as of December 31, 2023 for Crescent's consolidated operations, along with a summary of changes in quantities of net remaining proved reserves for the year ended December 31, 2023. Crescent's equity affiliates had no proved oil, natural gas, and NGL reserves as of December 31, 2022 and 2023. The disclosures below are derived from the “Oil and natural gas reserves” for the year ended December 31, 2023 reported in Crescent’s Current Report on Form 8-K dated March 6, 2024 and SilverBow’s Annual Report on Form 10-K. The estimates below are in certain instances presented on a “barrels of oil equivalent or “Boe” basis. To determine Boe in the following tables, natural gas is converted to a crude oil equivalent at the ratio of six Mcf of natural gas to one barrel of crude oil equivalent.
The unaudited pro forma oil and natural gas reserves information is not necessarily indicative of the results that might have occurred had the Pro Forma Transactions been completed on January 1, 2023 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” included in Crescent’s and SilverBow’s Annual Reports on Form 10-K.
The unaudited pro forma net proved developed and undeveloped oil, natural gas, and NGL reserves as of December 31, 2023 and 2022 and the changes in the pro forma quantities of net remaining proved reserves for the year ended December 31, 2023 are as follows:

	Oil and Condensate (MBbls)
	Crescent Pro Forma Combined Prior to SilverBow Acquisition	SilverBow (Historical)	Chesapeake Transaction Adjustments	SilverBow As Adjusted	Crescent Pro Forma Combined (Both Scenarios)
Proved Developed and Undeveloped Reserves as of:
December 31, 2022	275,553	52,189	30,506	82,695	358,248
Revisions of previous estimates	(21,192)	(12,875)	(6,397)	(19,272)	(40,464)
Extensions, discoveries, and other additions	3,616	16,355	23,511	39,866	43,482
Sales of reserves in place	(1,655)	—	—	—	(1,655)
Purchases of reserves in place	19,562	44,636	(44,636)	—	19,562
Production	(25,419)	(5,347)	(2,984)	(8,331)	(33,750)
December 31, 2023	250,465	94,958	—	94,958	345,423

Proved Developed Reserves as of:
December 31, 2022	183,350	23,360	22,277	45,637	228,987
December 31, 2023	176,546	40,738	—	40,738	217,284

Proved Undeveloped Reserves as of:
December 31, 2022	92,203	28,829	8,229	37,058	129,261
December 31, 2023	73,919	54,220	—	54,220	128,139

	Natural Gas (MMcf)
	Crescent Pro Forma Combined Prior to SilverBow Acquisition	SilverBow (Historical)	Chesapeake Transaction Adjustments	SilverBow As Adjusted	Crescent Pro Forma Combined (Both Scenarios)
Proved Developed and Undeveloped Reserves as of:
December 31, 2022	1,687,160	1,725,552	315,063	2,040,615	3,727,775
Revisions of previous estimates	(494,997)	(420,648)	(103,650)	(524,298)	(1,019,295)
Extensions, discoveries, and other additions	20,599	119,845	145,872	265,717	286,316
Sales of reserves in place	(15,075)	—	—	—	(15,075)
Purchases of reserves in place	115,488	333,090	(333,090)	—	115,488
Production	(136,759)	(79,900)	(24,195)	(104,095)	(240,854)
December 31, 2023	1,176,416	1,677,939	—	1,677,939	2,854,355

Proved Developed Reserves as of:
December 31, 2022	1,544,998	695,482	229,554	925,036	2,470,034
December 31, 2023	1,032,578	736,075	—	736,075	1,768,653

Proved Undeveloped Reserves as of:
December 31, 2022	142,162	1,030,070	85,509	1,115,579	1,257,741
December 31, 2023	143,838	941,864	—	941,864	1,085,702

	NGLs (MBbls)
	Crescent Pro Forma Combined Prior to SilverBow Acquisition	SilverBow (Historical)	Chesapeake Transaction Adjustments	SilverBow As Adjusted	Crescent Pro Forma Combined (Both Scenarios)
Proved Developed and Undeveloped Reserves as of:
December 31, 2022	106,798	32,656	41,344	74,000	180,798
Revisions of previous estimates	(14,653)	(8,363)	(14,295)	(22,658)	(37,311)
Extensions, discoveries, and other additions	2,330	7,358	18,647	26,005	28,335
Sales of reserves in place	(1,774)	—	—	—	(1,774)
Purchases of reserves in place	18,407	42,588	(42,588)	—	18,407
Production	(9,476)	(3,003)	(3,108)	(6,111)	(15,587)
December 31, 2023	101,632	71,236	—	71,236	172,868

Proved Developed Reserves as of:
December 31, 2022	89,614	19,523	30,179	49,702	139,316
December 31, 2023	87,316	38,702	—	38,702	126,018

Proved Undeveloped Reserves as of:
December 31, 2022	17,184	13,133	11,165	24,298	41,482
December 31, 2023	14,316	32,534	—	32,534	46,850

	Total (MBoe)
	Crescent Pro Forma Combined Prior to SilverBow Acquisition	SilverBow (Historical)	Chesapeake Transaction Adjustments	SilverBow As Adjusted	Crescent Pro Forma Combined (Both Scenarios)
Proved Developed and Undeveloped Reserves as of:
December 31, 2022	663,545	372,437	124,361	496,798	1,160,343
Revisions of previous estimates	(118,346)	(91,346)	(37,967)	(129,313)	(247,659)
Extensions, discoveries, and other additions	9,380	43,687	66,470	110,157	119,537
Sales of reserves in place	(5,942)	—	—	—	(5,942)
Purchases of reserves in place	57,217	142,739	(142,739)	—	57,217
Production	(57,688)	(21,667)	(10,125)	(31,792)	(89,480)
December 31, 2023	548,166	445,850	—	445,850	994,016

Proved Developed Reserves as of:
December 31, 2022	530,465	158,797	90,715	249,512	779,977
December 31, 2023	435,958	202,120	—	202,120	638,078

Proved Undeveloped Reserves as of:
December 31, 2022	133,080	213,640	33,646	247,286	380,366
December 31, 2023	112,208	243,730	—	243,730	355,938
Standardized measure of discounted future net cash flows
The following tables present the estimated unaudited pro forma standardized measure of discounted future net cash flows (the “pro forma standardized measure”) at December 31, 2023. The pro forma standardized measure information set forth below gives effect to the Pro Forma Transactions as if they had been completed on January 1, 2023. Transaction Adjustments reflect adjustments related to the tax effects resulting from the Pro Forma Transactions. The disclosures below are derived from the “Standardized measure of discounted future net cash flows” for the year ended December 31, 2023 reported in Crescent’s Current Report on Form 8-K dated March 6, 2024 and SilverBow’s Annual Report on Form 10-K. An explanation of the underlying methodology applied, as required by SEC regulations, can be found within the historical financial statements included in Crescent’s and SilverBow’s Annual Report on Form 10-K. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2023.
The pro forma standardized measure is not necessarily indicative of the results that might have occurred had the Pro Forma Transactions been completed on January 1, 2023 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” included in Crescent’s and SilverBow’s Annual Reports on Form 10-K.

The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2023 is as follows:

	(in thousands)
	Crescent Pro Forma Combined Prior to SilverBow Acquisition	SilverBow (Historical)	Chesapeake Transaction Adjustments	SilverBow As Adjusted	SilverBow Transaction Adjustments (Assuming Maximum Cash Consideration)	Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)	Additional SilverBow Transaction Adjustments (Assuming Minimum Cash Consideration)	Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
Future cash inflows	$24,267,134	$12,969,683	$—	$12,969,683	$—	$37,236,817	$—	$37,236,817
Future production costs	(11,897,791)	(4,847,117)	—	(4,847,117)	—	(16,744,908)	—	(16,744,908)
Future development costs (1)	(2,713,247)	(2,664,248)	—	(2,664,248)	—	(5,377,495)	—	(5,377,495)
Future income taxes	(410,721)	(735,545)	—	(735,545)	336,908	(809,358)	(62,271)	(871,629)
Future net cash flows	$9,245,375	$4,722,773	$—	$4,722,773	$336,908	$14,305,056	$(62,271)	$14,242,785
Annual discount of 10% for estimated timing	(3,956,193)	(2,403,331)	—	(2,403,331)	(178,378)	(6,537,902)	28,460	(6,509,442)
Standardized measure of discounted future net cash flows as of December 31, 2023	$5,289,182	$2,319,442	$—	$2,319,442	$158,530	$7,767,154	$(33,811)	$7,733,343
______________
(1)Future development costs include future abandonment and salvage costs.
Changes in standardized measure
The disclosures below are derived from the “Changes in standardized measure” for the year ended December 31, 2023 reported in Crescent’s Current Report on Form 8-K dated March 6, 2024 and SilverBow’s Annual Report on Form 10-K. The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2023 are as follows:

	(in thousands)
	Crescent Pro Forma Combined Prior to SilverBow Acquisition	SilverBow (Historical)	Chesapeake Transaction Adjustments	SilverBow As Adjusted	SilverBow Transaction Adjustments (Assuming Maximum Cash Consideration)	Crescent Pro Forma Combined (Assuming Maximum Cash Consideration)	Additional SilverBow Transaction Adjustments (Assuming Minimum Cash Consideration)	Crescent Pro Forma Combined (Assuming Minimum Cash Consideration)
Balance at December 31, 2022	$10,240,244	$4,040,246	$1,477,829	$5,518,075	$536,952	$16,295,271	$(188,486)	$17,584,614
Net change in prices and production costs	(3,222,493)	(2,933,837)	(444,040)	(3,377,877)	—	(6,600,370)	—	(7,044,410)
Net change in future development costs	(141,382)	(50,504)	110,363	59,859	—	(81,523)	—	28,840
Sales and transfers of oil and natural gas produced, net of production expenses	(1,415,229)	(464,199)	(221,035)	(685,234)	—	(2,100,463)	—	(2,321,498)
Extensions, discoveries, additions and improved recovery, net of related costs	156,147	340,307	373,979	714,286	—	870,433	—	1,244,412
Purchases of reserves in place	568,869	1,166,443	(1,166,443)	—	—	568,869	—	(597,574)
Sales of reserves in place	(90,157)	—	—	—	—	(90,157)	—	(90,157)
Revisions of previous quantity estimates	(2,478,577)	(1,132,376)	(498,397)	(1,630,773)	—	(4,109,350)	—	(4,607,747)
Previously estimated development costs incurred	331,125	224,052	104,000	328,052	—	659,177	—	763,177
Net change in taxes	207,095	579,378	—	579,378	(432,117)	354,356	173,524	527,880
Accretion of discount	1,070,766	496,401	166,143	662,544	53,695	1,787,005	(18,849)	1,934,299
Changes in timing and other	62,774	53,531	97,601	151,132	—	213,906	—	311,507
Balance at December 31, 2023	$5,289,182	$2,319,442	$—	$2,319,442	$158,530	$7,767,154	$(33,811)	$7,733,343

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CRESCENT AND SILVERBOW
Crescent and SilverBow are each incorporated under the laws of the State of Delaware. Upon completion of the Mergers, the Crescent Charter and Crescent Bylaws, each in effect immediately prior to the effective time of the Mergers will be the charter and bylaws of the combined company. Consequently, the rights of SilverBow’s stockholders who receive shares of Crescent Class A Common Stock as a result of the Mergers will be governed by the DGCL, the Crescent Charter and the Crescent Bylaws. The following discussion summarizes certain material differences between the rights of holders of SilverBow Common Stock and Crescent Common Stock resulting from the differences in their governing documents.
This discussion does not purport to be a complete statement of the rights of holders of Crescent Common Stock under the DGCL, the Crescent Charter and the Crescent Bylaws or the rights of holders of SilverBow Common Stock under the DGCL, the SilverBow Charter and the SilverBow Bylaws, and is qualified in its entirety by reference to the governing corporate documents of Crescent and SilverBow and applicable law. For more information, see “Where You Can Find More Information,” beginning on page 246.

Crescent	SilverBow

Capital Stock
The Crescent Charter authorizes 1,000,000,000 shares of Crescent Class A Common Stock, 500,000,000 shares of Crescent Class B Common Stock and 500,000,000 shares of preferred stock, par value $0.0001 per share, of which 1,000 shares are designated as “Series I Preferred Stock.”
As of June 26, 2024, there were 111,516,601 shares of Crescent Class A Common Stock outstanding, 65,948,124 shares of Crescent Class B Common Stock outstanding and one share of Crescent Preferred Stock outstanding. To the knowledge of Crescent, these amounts will remain the same as of the Crescent Record Date.

The SilverBow Charter authorizes 40,000,000 shares of SilverBow Common Stock, and 10,000,000 shares of preferred stock, par value $0.01 per share.
As of June 26, 2024, there were 25,539,612 shares of SilverBow Common Stock outstanding and no shares of SilverBow preferred stock outstanding. To the knowledge of SilverBow, this amount will remain the same as of the SilverBow Record Date.

Board of Directors
Section 141(b) of the DGCL provides that the number of directors constituting the board of directors may be fixed by the charter or bylaws of a corporation.
The Crescent Charter and Crescent Bylaws provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder shall have full and exclusive authority unilaterally to fix the number of directors to constitute the Crescent Board (which number of directors may be increased or decreased solely by the Series I Preferred Stockholder). On and following the Trigger Date, and subject to the rights of the holders of Preferred Stock, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
The Crescent Board currently has nine directors. The Crescent Board is not classified. All directors are elected annually for one-year terms. In connection with the Closing, the Crescent Board will be expanded to include eleven directors, with SilverBow designating two individuals for appointment to such vacancies. For more information see “The Merger Agreement—Board of Directors and Management of Crescent Following Completion of the Mergers.”

Section 141(b) of the DGCL provides that the number of directors constituting the board of directors may be fixed by the charter or bylaws of a corporation.
The SilverBow Charter provides that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the SilverBow Board.
The SilverBow Board currently has nine directors.
Pursuant to the SilverBow Charter, the SilverBow Board is currently divided into three classes of directors serving staggered three-year terms. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires. However, at SilverBow’s 2025 and 2026 annual meetings of stockholders, the classes of directors whose terms expire at those meetings will be nominated for re-election for one-year terms, and the SilverBow Board will be fully declassified, with all directors standing for annual election, beginning with SilverBow’s 2027 annual meeting of stockholders.

Crescent	SilverBow

Removal of Directors
As described above under “—Board of Directors,” Crescent has a declassified board.
The Crescent Charter and Crescent Bylaws provide that, prior to the Trigger Date and other than with respect to any directors elected solely by the holders of Preferred Stock, the Series I Preferred Stockholder shall have full authority unilaterally to remove and replace any director, with or without cause, at any time and for any reason or no reason; provided, however, that (i) John Goff shall be entitled to serve as a director and chairman of the Crescent Board during and throughout all of the Protected Period (as defined in the Crescent Charter and the Crescent Bylaws), and to the fullest extent permitted by law, may be removed as a director and Chairman during such period by the Series I Preferred Stockholder solely upon a finding of Cause (as defined in the Crescent Charter and the Crescent Bylaws) by a majority of Independent Directors (as defined in the Crescent Bylaws) then in office and (ii) the Liberty Directors (as defined in the Crescent Charter and the Crescent Bylaws) shall be entitled to serve as directors during and throughout all of the Protected Period, and to the fullest extent permitted by law, may be removed during such period by the Series I Preferred Stockholder solely upon a finding of Cause by a majority of Independent Directors then in office.
On and following the Trigger Date, subject to the rights of the holders of Preferred Stock, any director may be removed only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of the outstanding shares of Crescent Common Stock entitled to vote generally in an election of directors with or without cause.

As described above under “—Board of Directors,” SilverBow’s classified board structure will be phased out commencing with the 2025 Annual Meeting and concluding with the 2027 Annual Meeting.
The SilverBow Charter provides that any director may be removed at any time upon the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of stock of SilverBow entitled to vote generally for the election of directors, acting at a meeting of the stockholders in accordance with the DGCL, the SilverBow Charter and the SilverBow Bylaws.
Section 141(k) of the DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless, in the case of a corporation whose board is classified, the certificate of incorporation provides that stockholders may effect such removal only for cause. The SilverBow charter does not provide that such removal may only be effected for cause at such times when the SilverBow Board is classified, as described above under the caption “—Board of Directors.”

Filling Vacancies on the Board of Directors
The Crescent Charter and Crescent Bylaws provide that, prior to the Trigger Date, any directorships created as a result of an increase in the size of the Crescent Board or vacancies (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the Series I Preferred Stockholder.
On and following the Trigger Date, any directorships created as a result of an increase in the size of the Crescent Board or vacancies (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Each director, including each appointed to fill a vacancy or newly created directorship, shall hold office until the next annual meeting of stockholders for the election of directors or action by written consent of stockholders in lieu of annual meeting for the purpose of electing directors and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal.

The SilverBow Charter and SilverBow Bylaws provide that, subject to applicable law, any vacancies on the board for any reason and any newly created directorships resulting from any increase in the number of directors may be filled only by the SilverBow Board. Any directors so chosen shall hold until the next annual election of directors for which such director shall have been chosen (or, from and after SilverBow’s 2027 annual meeting of stockholders, for a term expiring at the next annual meeting of stockholders) or until his or her successor shall be elected and qualified, or until his or her earlier death, retirement, resignation, disqualification or removal. Except as otherwise provided by applicable law, during a period between two successive annual meetings of stockholders, the SilverBow Board may not fill more than two vacancies created by an increase in the number of directors.

Crescent	SilverBow

Amendment of Certificate of Incorporation
The Crescent Charter provides that Crescent shall have the right to amend the certificate of incorporation or any provision, in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of Crescent by the charter or any amendment thereof are subject to such right of Crescent.
Any amendment to the Crescent Charter that is required to be submitted to a vote of stockholders under the DGCL requires the approval of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote thereon, voting together as a single class.
Holders of outstanding capital stock shall not be entitled to vote on any amendment to the Crescent Charter (including any preferred stock designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the charter or pursuant to the DGCL.
Solely during the Protected Period, any amendment of the provisions of the Crescent Charter that are expressly applicable only during the Protected Period shall require the prior approval of a majority of the Independent Directors.
Crescent may not amend the Crescent Charter without the prior approval of the Series I Preferred Stockholder, which approval may be in the form of an action by consent of the Series I Preferred Stockholder.

The SilverBow Charter provides that SilverBow reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in the SilverBow Charter, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to the SilverBow Charter in its present form or as hereafter amended are granted subject to this reservation.

Amendment of Bylaws
The Crescent Charter and Crescent Bylaws provide that the Crescent Board is expressly authorized to adopt, amend and repeal, in whole or in part, the Crescent Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the DGCL or the Crescent Charter.
In addition to any vote or consent required by the Crescent Charter, Crescent Bylaws or applicable law, the amendment or repeal, in whole or in part, of Sections 2.05 through 2.07, Sections 3.02 through 3.10, Sections 5.03 through 5.05 and Article IV, Article VI and Article VIII shall require, prior to the Trigger Date, the prior approval of the Series I Preferred Stockholder.
Solely during the Protected Period (as defined in the Crescent Bylaws), any amendment of the provisions of the Crescent Bylaws that are expressly applicable only during the Protected Period or Article VIII shall require the prior approval of a majority of the Independent Directors.

The SilverBow Charter and Bylaws provide that the SilverBow Board is expressly authorized to adopt, amend, restate or repeal the SilverBow Bylaws. T and that the SilverBow Bylaws shall not be altered, amended, restated or repealed by the stockholders of SilverBow except by the vote of holders of at least a majority in voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class.

Notice of Meetings of Crescent Stockholders or SilverBow Stockholders
The Crescent Charter and the Crescent Bylaws and Section 251(c) of the DGCL provides that written notice must be given to each stockholder not less than 20 nor more than 60 days before the date of a stockholder meeting at which a merger is considered.
In the event of a meeting of stockholders held to consider matters other than approval of certain specific transactions, including without limitation, a merger, written notice must be given not less than 10 nor more than 60 days before the date of such meeting.

The SilverBow Bylaws and Section 251(c) of the DGCL provide that written notice must be given to each stockholder not less than 20 nor more than 60 days before the date of a stockholder meeting at which a merger is considered.
In the event of a meeting of stockholders held to consider matters other than approval of certain specific transactions, including without limitation, a merger, written notice must be given not less than 10 nor more than 60 days before the date of such meeting.

Right to Call Special Meeting of Crescent Stockholders or SilverBow Stockholders
The Crescent Charter and Crescent Bylaws authorize the calling of a special meeting of stockholders for any purpose or purposes at any time only by or at the direction of (i) the Crescent Board, (ii) the Series I Preferred Stockholder or (iii) prior to the Trigger Date, a majority of the Independent Directors. The Series I Preferred Stockholder or a majority of the Independent Directors may call a special meeting by delivering to the Crescent Board one or more requests in writing stating that the majority of the Independent Directors or the Series I Preferred Stockholder, as applicable, wishes to call a special meeting and indicating the purposes for which the special meeting is to be called.

The SilverBow Charter and SilverBow Bylaws authorize the calling of special meetings of stockholders only by the Chief Executive Officer, the Chairman of the SilverBow Board or the SilverBow Board pursuant to a resolution adopted by a majority of the total number of directors which SilverBow would have if there were no vacancies. Stockholders may not call or request special meetings of stockholders.

Crescent	SilverBow

Nominations and Proposals by Crescent Stockholders or SilverBow Stockholders
The Crescent Bylaws provide that, prior to the Trigger Date, nominations of persons for election to the Crescent Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Crescent’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the Crescent Board or any authorized committee thereof or (iii) by the Series I Preferred Stockholder. On and following the Trigger Date, the Series I Preferred Stockholder will have no right to nominate persons for election to the Crescent Board or propose other business to be considered by the stockholders at an annual meeting in its capacity as the Series I Preferred Stockholder except as required by law and all such rights will be held solely by stockholders.
If at any time applicable law provides stockholders of Crescent other than the Series I Preferred Stockholder the right to propose business to be brought before a meeting of stockholders at an annual meeting (including at any time following the Trigger Date), then any such stockholder may bring any such business before such meeting only if such stockholder (i) is entitled to vote at the annual meeting on the proposal of such business, (ii) has complied with the notice procedures set forth in the Crescent Bylaws, (iii) was a stockholder of record as of the time such notice is delivered to the Secretary of Crescent and as of the record date for notice and voting at the annual meeting and (iv) is a stockholder of record as of the date of the annual meeting.
To be timely, a stockholder’s notice shall be delivered to the Secretary of Crescent at the principal executive offices of Crescent not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The SilverBow Bylaws provide that nominations of persons for election to the SilverBow Board and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act) may be made only (a) pursuant to SilverBow’s notice of meeting (or any supplement thereto), (b) by or at the direction of the SilverBow Board or any duly authorized committee thereof or (c) by any stockholder of SilverBow who (i) was a stockholder of record at the time of giving of notice provided for in the SilverBow Bylaws and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in the SilverBow Bylaws as to such business or nomination (including providing all information, statements, questionnaires, representations, and acknowledgements required to be included with such a notice as set forth in the SilverBow Bylaws).
Other than with respect to matters properly brought under Rule 14a-8 under the Exchange Act, to be timely, a stockholder’s notice shall be delivered to the SilverBow Secretary at the principal executive offices of SilverBow not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by SilverBow.

Crescent	SilverBow

Indemnification of Officers, Directors and Employees
The Crescent Charter provides that, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, Crescent will indemnify and hold harmless any person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or an officer of Crescent (including Indemnitee’s service, while a director or officer of Crescent, at the request of Crescent as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter, an “Indemnitee”), whether the basis of such proceeding is alleged action (or omission) in his or her official capacity as an Indemnitee, against all liability and loss suffered (including, without limitation, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974, as amended (the “ERISA excise taxes”), penalties and amounts paid in settlement) and expenses (including, without limitation, attorneys’ fees) reasonably incurred by such Indemnitee in connection with such proceeding).
Crescent shall indemnify and advance expenses to an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the board of directors, or if the board of directors otherwise determines that indemnification or advancement of expenses is appropriate.
Under the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

The SilverBow Charter provides that SilverBow (and any successor to SilverBow by merger or otherwise) shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than a Proceeding by or in the right of SilverBow), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of SilverBow or, while a director or officer of SilverBow, is or was serving at the request of SilverBow as a director, officer, employee or agent of another corporation or of a partnership (limited or general), joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person in connection with such action, suit or proceeding if the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of SilverBow, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Covered Person’s conduct was unlawful. Notwithstanding the preceding sentence, SilverBow shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the SilverBow Board. Persons who are not directors or officers of SilverBow and are not serving at the request of SilverBow may be similarly indemnified in respect of such service to the extent authorized at any time by the SilverBow Board.
The SilverBow Charter provides that SilverBow shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be finally determined by a court of competent jurisdiction that the Covered Person is not entitled to be indemnified under the SilverBow Charter or otherwise.
Under the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

Crescent	SilverBow

Special Vote Requirements for Certain Transactions
The Crescent Charter provides that Crescent expressly elects not to be governed by Section 203 of the DGCL.
Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:
•prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;
• upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than certain shares held by directors who are also officers and certain employee stock plans; or
•the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.
The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of at least 10% of the assets of the corporation.
The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns at least 15% of the outstanding shares of stock entitled to vote.
The Crescent Charter and Crescent Bylaws also provide that, subject to the rights of holders of Crescent Preferred Stock, until the Trigger Date (as defined in the Crescent Charter), the Series I Preferred Stockholder shall have full and exclusive authority to appoint the entire Crescent Board and to certain other to approval rights with respect to certain fundamental corporate actions, including debt incurrence in excess of 10% of then outstanding indebtedness, significant equity raises, preferred equity issuances, adoption of a shareholder rights plan, amendments of the Crescent Charter and certain sections of the Crescent Bylaws, a sale of all or substantially all of Crescent’s assets, mergers involving Crescent, removals of Crescent’s Chief Executive Officer and the liquidation or dissolution of Crescent.

The SilverBow Charter provides that SilverBow will not be governed by or subject to the provisions of Section 203 of the DGCL as in effect or amended, or any successor statute thereto.
Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:
•prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;
•upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than certain shares held by directors who are also officers and certain employee stock plans; or
•the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.
The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of at least 10% of the assets of the corporation.
The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns at least 15% of the outstanding shares of stock entitled to vote.

Statutory Approval of a Merger by Crescent Stockholders or SilverBow Stockholders
Under Section 251 of the DGCL, subject to certain exceptions, a merger must be approved by the board of directors and by the affirmative vote of the holders of at least a majority (unless the charter requires a higher percentage) of the outstanding shares of stock entitled to vote.
The Crescent Charter requires the prior approval of the Series I Preferred Stockholder, which approval may be in the form of an action by consent of the Series I Preferred Stockholder, in connection with a merger.

Under Section 251 of the DGCL, subject to certain exceptions, a merger must be approved by the board of directors and by the affirmative vote of the holders of at least a majority (unless the charter requires a higher percentage) of the outstanding shares of stock entitled to vote.
The SilverBow Charter and SilverBow Bylaws do not include any exceptions or additions to what is required by Section 251.

Crescent	SilverBow

Stockholder Action Without a Meeting
The Crescent Charter provides that, if consented to by the board of directors and the Series I Preferred Stockholder in writing, any action that may be taken at a meeting of the stockholders entitled to vote may be taken without a meeting, without a vote and without prior notice, if a consent or consents setting forth the action so taken are signed by stockholders owning not less than the minimum percentage of the voting power of the outstanding stock of Crescent (including stock of Crescent deemed owned by the Series I Preferred Stockholder) that would be necessary to authorize or take such action at a meeting at which all the stockholders entitled to vote were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.

The SilverBow Charter and Bylaws provide that any action required or permitted to be taken by the stockholders of SilverBow at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.
The SilverBow Bylaws provide that, to be effective, such a consent must be delivered to SilverBow in accordance with Section 228(d) of the DGCL; provided, however, that SilverBow has not designated, and shall not designate, any information processing system for receiving such consents. No consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders to take action are delivered to SilverBow within 60 days of the first date on which a consent is so delivered, and not revoked. Pursuant to the SilverBow Bylaws, any stockholder of record seeking to have the stockholders express consent to authorize or take corporate action in writing without a meeting shall, by written notice to the SilverBow Secretary, request that the SilverBow Board fix a record date. To be in proper written form, such request shall be submitted, signed, and dated by a SilverBow stockholder of record, shall comply with the SilverBow Bylaws’ requirements, and shall set forth, as to each stockholder making such request and the beneficial owner(s), if any, on whose behalf such request is made, each proposed item of business and each proposed director nominee, as applicable, all information, statements, questionnaires, representations, and acknowledgements required to be set forth in a notice as if each matter to be acted upon in writing without a meeting were to be considered at an annual meeting of stockholders, as discussed above under the caption “—Nominations and Proposals by Crescent Stockholders or SilverBow Stockholders.”

Dissenters’ Rights
Under Section 262 of the DGCL, a stockholder has the right to receive a judicial appraisal of the fair value of his or her shares if the stockholder has neither voted in favor of nor consented in writing to certain transactions including certain mergers, conversions or consolidations.
Unless a corporation’s charter provides otherwise, these appraisal rights are not available:
• with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation;
•with respect to a merger or consolidation by a corporation the shares of which either are listed on a national securities exchange or are held of record by more than 2,000 holders, if the terms of the merger or consolidation allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares; or
•to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if certain other conditions are met.
The Crescent Charter does not provide otherwise.

Under Section 262 of the DGCL, a stockholder has the right to receive a judicial appraisal of the fair value of his or her shares if the stockholder has neither voted in favor of nor consented in writing to certain transactions including certain mergers, conversions or consolidations.
Unless a corporation’s charter provides otherwise, these appraisal rights are not available:
• with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation;
•with respect to a merger or consolidation by a corporation the shares of which either are listed on a national securities exchange or are held of record by more than 2,000 holders, if the terms of the merger or consolidation allow the stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares; or
•to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if certain other conditions are met.
The SilverBow Charter does not provide otherwise.

Crescent	SilverBow

Corporate Opportunity
The Crescent Charter provides that, to the fullest extent permitted by law, each Crescent director and officer shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged, independently or with others, including business interests and activities in direct competition with the business and activities of Crescent.
The Crescent Charter further provides, to the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Crescent, any of its officers or directors, the Series I Preferred Stockholder, the direct and indirect owners of the Series I Preferred Stockholder or any of their respective affiliates, including but not limited to (i) KKR & Co. Inc. and its subsidiaries, (ii) investment funds, vehicles and accounts advised, managed or sponsored by KKR & Co. Inc. and (iii) affiliates of KKR & Co. Inc. (including KKR & Co. Inc. portfolio companies) (the entities named, in clauses (i)-(iii), the “KKR Participants”) in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and Crescent renounces any expectancy that any of its directors or officers or any of the KKR Participants will offer any such corporate opportunity of which he, she or it may become aware to Crescent. Notwithstanding the foregoing, Crescent has not renounced its interest in any corporate opportunity offered to any of its directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of Crescent and is one that such director or officer has no duty (contractual or fiduciary) to offer to a KKR Participant.
Neither the SilverBow Charter nor the SilverBow Bylaws provide an explicit “corporate opportunity” provision.

Forum Selection
The Crescent Charter provides that, unless Crescent, in writing, selects or consents to the selection of an alternative forum: (i) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by the DGCL, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America.
The Crescent Charter defines “internal corporate claims” as claims, including claims in the right of Crescent that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery.

The SilverBow Charter provides that, unless SilverBow consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of SilverBow, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of SilverBow to SilverBow or its stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the SilverBow Charter or the SilverBow Bylaws, or (d) any action asserting a claim against SilverBow or any director or officer or other employee of SilverBow governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.
The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.
This provision of the SilverBow Charter may limit a SilverBow stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with SilverBow and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

LEGAL MATTERS
The validity of the shares of Crescent Class A Common Stock offered hereby will be passed upon for Crescent by Vinson & Elkins L.L.P., Houston, Texas. Certain U.S. federal income tax consequences relating to the Mergers will be passed upon for SilverBow by Gibson, Dunn & Crutcher LLP, Houston, Texas.
EXPERTS
Crescent Energy Company
The financial statements of Crescent as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference herein, and the effectiveness of Crescent’s internal control over financial reporting as of December 31, 2023, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The statement of revenues and direct operating expenses for the oil and natural gas assets of SN EF Maverick, LLC and Mesquite Comanche Holdings, LLC (the “Statement”), for the year ended December 31, 2022, has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statement contains an emphasis of matter paragraph that states the accompanying Statement was prepared for the purpose of complying with the rules and regulations of the SEC and is not intended to be a complete presentation of the operations of the properties and any other matters paragraph describing limited procedures performed on the accompanying supplemental information related to oil and natural gas producing activities.
Estimates of Crescent’s oil and natural gas reserves and related future net cash flows and present values thereof related to its properties as of December 31, 2023 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by Ryder Scott, Crescent’s independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus. Crescent has incorporated these estimates in reliance on the authority of such firm as stated in its report.
SilverBow Resources, Inc.
The consolidated financial statements of SilverBow Resources, Inc. as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 incorporated by reference in this joint proxy statement/prospectus and in the registration statement have been so incorporated in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The audited historical statements of revenues and direct operating expenses of the South Texas Rich Properties of Chesapeake Energy Corporation included in SilverBow Resources, Inc. Current Report on Form 8-K dated December 5, 2023, have been so incorporated in reliance on the report (which contained an explanatory paragraph relating to the basis of presentation of the statement of revenues and direct operating expenses as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.
Information set forth or incorporated by reference herein regarding SilverBow’s estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values as of December 31, 2023, in the report prepared by H.J. Gruy and Associates, Inc., independent petroleum engineers. All such information has been so included on the authority of such firm as experts regarding the matters contained in its reports.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this joint proxy statement/prospectus should be directed to:

For Crescent Stockholders:	For SilverBow Stockholders:

Crescent Energy Company 600 Travis Street, Suite 7200 Houston, Texas 77002 (713) 332-7001	SilverBow Resources, Inc. 920 Memorial City Way, Suite 850 Houston, Texas 77024 (281) 874-2700
FUTURE SHAREHOLDER PROPOSALS
Crescent Stockholders Proposals
The Crescent Bylaws provide that, prior to the Trigger Date (as defined in the Crescent Charter), nominations of persons for election to the Crescent Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Crescent’s notice of meeting (or any supplement thereto) delivered pursuant to the applicable provisions of the Crescent Bylaws, (ii) by or at the direction of the Crescent Board or any authorized committee thereof or (iii) by the Series I Preferred Stockholder. On and following the Trigger Date, the Series I Preferred Stockholder will have no right to nominate persons for election to the Crescent Board or propose other business to be considered by the stockholders at an annual meeting in its capacity as the Series I Preferred Stockholder except as required by law and all such rights will be held solely by stockholders in accordance with the applicable provisions of the Crescent Bylaws.
If at any time applicable law provides stockholders of Crescent other than the Series I Preferred Stockholder the right to propose business to be brought before a meeting of stockholders at an annual meeting (including at any time following the Trigger Date), then any such stockholder may bring any such business before such meeting only if such stockholder (i) is entitled to vote at the annual meeting on the proposal of such business, (ii) has complied with the notice procedures set forth in the applicable provisions of the Crescent Bylaws, (iii) was a stockholder of record as of the time such notice is delivered to the Secretary of Crescent and as of the record date for notice and voting at the annual meeting and (iv) is a stockholder of record as of the date of the annual meeting.
For business to be properly brought before an annual meeting by a stockholder pursuant to the applicable provisions of the Crescent Bylaws, the stockholder must have given timely notice in writing to the Secretary of Crescent and such business must constitute a proper matter for action by stockholders. To be timely, a stockholder’s notice shall be delivered to the Secretary of Crescent at the principal executive offices of Crescent not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

SilverBow Stockholder Proposals
If the Merger Agreement is not adopted by the requisite vote of the SilverBow stockholders or if the Mergers are not completed for any reason, SilverBow intends to hold an annual meeting of its stockholders in 2025.
Pursuant to the rules promulgated by the SEC, a stockholder who seeks to include a proposal in SilverBow’s proxy materials for the SilverBow 2025 Annual Meeting must timely submit such proposal in accordance with SEC Rule 14a-8 to SilverBow, addressed to the Secretary of SilverBow, 920 Memorial City Way, Suite 850, Houston, Texas 77024, no later than December 10, 2024, unless the date of the SilverBow 2025 Annual Meeting is more than 30 days before or after May 21, 2025, in which case the proposal must be received a reasonable time before SilverBow begins to print and send its proxy materials.
The SilverBow Bylaws require advanced written notice from any stockholder seeking to present nominations of persons for election to the SilverBow Board and other proposed business (other than proposals submitted in accordance with Rule 14a-8 for inclusion in SilverBow’s proxy materials) for consideration at the SilverBow 2025 Annual Meeting (which includes the information required under Rule 14a-19 of the Exchange Act). Notice of such nominations or proposals must be delivered to or mailed and received by the Secretary, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, Texas 77024, not less than 90 days nor more than 120 days prior to the date of the one-year anniversary of the immediately preceding year’s annual meeting. Based on the anniversary date of SilverBow’s 2024 annual meeting of stockholders, a stockholder must send advanced written notice of any such nomination or other proposed business such that the notice is received by SilverBow no earlier than the close of business January 21, 2025, and no later than the close of business February 20, 2025. In the event the SilverBow 2025 Annual Meeting is convened on a date more than 30 days before, or more than 60 days after, such anniversary date, such notice by the stockholder must be so received not later than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting; or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, such notice by the stockholder must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made by SilverBow.
Any such nomination or proposal must be made in writing, indicate certain information about the shares of SilverBow Common Stock (or other derivative instrument) which are owned by the stockholder and beneficial owner, if any, and comply with the requirements set forth in the SilverBow Bylaws. A nomination of persons for election to the SilverBow Board (each, a “nominee”) must also include certain information about the nominee, certain information regarding affiliations between the nominee and the stockholder, a completed and signed questionnaire by the nominee, and all other information about the nominee required under SEC Rule 14A and the SilverBow Bylaws. A proposal of business must also include a brief description of the business desired to be brought before the meeting, the text of the proposal, a description of all agreements, arrangements and understandings between the shareholder, and beneficial owner, if any, and any other persons in connection with the proposal.
Nominations or proposals must be addressed as follows in order to be considered for the next annual meeting:
Secretary
SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, Texas 77024
Stockholders who wish to nominate an individual to the SilverBow Board must also follow the requirements of the SilverBow Bylaws and applicable SEC and NYSE rules and regulations.

WHERE YOU CAN FIND MORE INFORMATION
Both Crescent and SilverBow file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. In addition, Crescent and SilverBow file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Crescent at https://ir.crescentenergyco.com or from SilverBow at https://sbow.com under the “Investor Relations” tab. The information contained on each of the SEC’s website, Crescent’s website and SilverBow’s website is expressly not incorporated by reference into this joint proxy statement/prospectus.
Crescent has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.
INFORMATION INCORPORATED BY REFERENCE
The SEC allows Crescent and SilverBow to incorporate certain information into this joint proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information in this joint proxy statement/prospectus or by more recent information incorporated by reference into this joint proxy statement/prospectus. The documents that are incorporated by reference contain important information about the companies, and you should read this joint proxy statement/prospectus together with any other documents incorporated by reference in this joint proxy statement/prospectus.
This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Crescent:
•Crescent’s Annual Report on Form 10-K for the year ended December 31, 2023;
•Crescent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024;
•Crescent’s Current Report on Form 8-K/A, filed on September 6, 2023, and Crescent’s Current Reports on Form 8-K, filed on February 21, 2024, March 6, 2024, March 11, 2024, March 19, 2024, March 20, 2024, March 28, 2024, April 12, 2024, May 6, 2024, May 16, 2024, May 30, 2024, June 13, 2024 and June 18, 2024 (excluding any information “furnished” but not “filed”); and
•The description of Crescent Class A Common Stock contained in Crescent’s Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.
This joint proxy statement/prospectus also incorporates by reference the following documents that have previously been filed with the SEC by SilverBow:
•SilverBow’s Annual Report on Form 10-K for the year ended December 31, 2023;
•the Definitive Proxy Statement on Schedule 14A for the 2024 annual meeting of stockholders, filed with the SEC on April 9, 2024 (excluding any information “furnished” but not “filed”);
•SilverBow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024;
•SilverBow’s Current Report on Form 8-K/A, filed on December 5, 2023, and SilverBow’s Current Reports on Form 8-K, filed on March 1, 2024, March 28, 2024, May 16, 2024 and May 30, 2024 (excluding any information “furnished” but not “filed”);

•SilverBow’s Amendment No. 2 to Form 8-A/A filed on May 16, 2024; and
•The description of SilverBow Common Stock contained in SilverBow’s Registration Statement on Form 8-A, filed May 2, 2017, as updated by Exhibit 4.12 to SilverBow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as subsequently amended or updated for the purpose of updating the description of SilverBow Common Stock.
In addition, Crescent and SilverBow are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by Crescent on June 13, 2024, and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Crescent stockholders and the SilverBow stockholders, provided, however, that Crescent and SilverBow are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Crescent or SilverBow, without charge, upon written or oral request to the applicable company’s principal offices. The respective addresses and phone numbers of such principal offices are listed below.

For Crescent Stockholders:	For SilverBow Stockholders:

Crescent Energy Company 600 Travis Street, Suite 7200 Houston, Texas 77002 (713) 332-7001	SilverBow Resources, Inc. 920 Memorial City Way, Suite 850 Houston, Texas 77024 (281) 874-2700
To obtain timely delivery of these documents before the Crescent Special Meeting, Crescent stockholders must request the information no later than July 22, 2024 (which is five business days before the date of the Crescent Special Meeting).
To obtain timely delivery of these documents before the SilverBow Special Meeting, SilverBow stockholders must request the information no later than July 22, 2024 (which is five business days before the date of the SilverBow Special Meeting).
Neither Crescent nor SilverBow has authorized anyone to give any information or make any representation about the Mergers or its companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Crescent and SilverBow take no responsibility for, and can provide no assurance as to the reliability of, other information that others may give you. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
CRESCENT ENERGY COMPANY,
ARTEMIS ACQUISITION HOLDINGS INC.
ARTEMIS MERGER SUB INC.,
ARTEMIS MERGER SUB II LLC,
AND
SILVERBOW RESOURCES, INC.

May 15, 2024

i

Exhibit A	-	Form of Amended and Restated Certificate of Incorporation

Agreement and Plan of Merger
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into on May 15, 2024, by and among Crescent Energy Company, a Delaware corporation (“Parent”), Artemis Acquisition Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Artemis Holdings”), Artemis Merger Sub Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), Artemis Merger Sub II LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Artemis Holdings (“Merger Sub LLC” and, together with Parent, Artemis Holdings and Merger Sub Inc., the “Parent Parties”), and SilverBow Resources, Inc., a Delaware corporation (the “Company”).
Recitals
WHEREAS, the Parent Parties and the Company intend to effect (i) at the Initial Merger Effective Time, the merger (the “Initial Merger”) of Merger Sub Inc. with and into the Company, with the Company surviving the Initial Merger as the Initial Surviving Corporation in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), and (ii) immediately following the Initial Merger, the merger (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”) of the Initial Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving the Subsequent Merger as the Subsequent Surviving Company in accordance with this Agreement, the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), on the terms and subject to the conditions set forth herein;
WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, the Company and the holders of shares of Company Common Stock (the “Company Stockholders”), (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement and (iii) resolved to recommend that the Company Stockholders adopt this Agreement (the recommendation referred to in this clause (iii), the “Company Recommendation”);
WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Parent and the holders of shares of Parent Common Stock (the “Parent Stockholders”), (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement and (iii) resolved to recommend that the Parent Stockholders approve the issuance of shares of Parent Class A Common Stock in connection with the Initial Merger (the “Stock Issuance” and the recommendation referred to in this clause (iii), the “Parent Recommendation”);
WHEREAS, the Board of Directors of Merger Sub Inc. has unanimously (i) determined that this Agreement, the Initial Merger and the other transactions contemplated by this Agreement are in the best interests of, and advisable to, Merger Sub Inc. and its sole stockholder, (ii) approved and declared advisable this Agreement, the Initial Merger and the other transactions contemplated by this Agreement and (iii) submitted this Agreement to Parent, as sole stockholder of Merger Sub Inc., for adoption thereby and recommended that Parent, as sole stockholder of Merger Sub Inc., adopt and approve this Agreement, the Initial Merger and the other transactions contemplated by this Agreement;
WHEREAS, the Board of Directors of Artemis Holdings, on behalf of Artemis Holdings in its individual capacity and in its capacity as the sole member of Merger Sub LLC, has approved, adopted and declared advisable this Agreement;
WHEREAS, Parent has obtained the Parent Preferred Stockholder Approval (as defined below), in accordance with the Parent Organizational Documents, by written consent;
WHEREAS, as an inducement to each of Parent and the Company entering into this Agreement, concurrently with the execution and delivery of this Agreement, the Company is entering into voting and support agreements with each of Independence Energy Aggregator L.P., KKR Upstream Associates LLC, PT Independence Energy Holdings LLC and John Goff (the “Voting Agreements”), pursuant to which, among other things, each of
1

such Persons has agreed, subject to the terms of the Voting Agreements, to vote all of its Parent Common Stock in accordance with the terms of the Voting Agreements;
WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and KKR Energy Assets Manager LLC have entered into an amendment to the Management Agreement with respect to the effect of the Stock Issuance on the Management Fee (as defined in the Management Agreement);
WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”), and that this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a); and
WHEREAS, the Parent Parties and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.
NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements hereinafter set forth, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I
THE MERGERS
Section 1.1The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, as applicable:
(a)at the Initial Merger Effective Time, Merger Sub Inc. shall be merged with and into the Company, and the separate corporate existence of Merger Sub Inc. shall cease, and the Company shall continue as the surviving corporation in the Initial Merger (in such capacity, the “Initial Surviving Corporation”) as a direct wholly-owned Subsidiary of Parent; and
(b)at the Subsequent Merger Effective Time, the Initial Surviving Corporation shall be merged with and into Merger Sub LLC, and the separate corporate existence of the Initial Surviving Corporation shall cease, and Merger Sub LLC shall continue as the surviving company in the Subsequent Merger (in such capacity, the “Subsequent Surviving Company”) as a direct wholly-owned Subsidiary of Artemis Holdings.
Section 1.2Effect of the Mergers.
(a)At the Initial Merger Effective Time, the Initial Merger shall have the effects set forth in this Agreement, the Initial Certificate of Merger and the applicable provisions of the DGCL. At the Initial Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub Inc. shall vest in the Initial Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub Inc. shall become the debts, liabilities and duties of the Initial Surviving Corporation.
(b)At the Subsequent Merger Effective Time, the Subsequent Merger shall have the effects set forth in this Agreement, the Subsequent Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. At the Subsequent Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Merger Sub LLC and the Initial Surviving Corporation shall vest in the Subsequent Surviving Company and all debts, liabilities and duties of Merger Sub LLC and the Initial Surviving Corporation shall become the debts, liabilities and duties of the Subsequent Surviving Company.
Section 1.3Closing.
(a)The closing of the Mergers (the “Closing”) shall take place by the exchange of documents by “portable document format” or other electronic means on a date to be mutually agreed upon by Parent and the Company (the “Closing Date”), which date shall be no later than the second Business Day after the conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature
2

are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or such other time as Parent and the Company shall mutually agree.
(b)As soon as practicable following the Closing, the Company and Parent shall cause a certificate of merger for the Initial Merger (the “Initial Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL. The Initial Merger shall become effective upon such filing and acceptance of the Initial Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as agreed by Parent and the Company and as set forth in the Initial Certificate of Merger (the “Initial Merger Effective Time”). As soon as practicable following the Closing, the Company and Parent shall cause a certificate of merger for the Subsequent Merger (the “Subsequent Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The Subsequent Merger shall become effective one minute after the Initial Merger Effective Time, which shall be set forth in the Subsequent Certificate of Merger (the “Subsequent Merger Effective Time”).
Section 1.4Organizational Documents of the Initial Surviving Corporation and the Subsequent Surviving Company.
(a)At the Initial Merger Effective Time, the certificate of incorporation of the Initial Surviving Corporation shall be amended and restated in its entirety pursuant to the Initial Merger to be in the form attached hereto as Exhibit A. At the Initial Merger Effective Time, the parties shall take the necessary actions so that the bylaws of the Initial Surviving Corporation are amended and restated to be the same as the bylaws of Merger Sub Inc. in effect immediately prior to the Initial Merger Effective Time, until thereafter amended as required by applicable Law or in accordance with the provisions thereof and Section 5.8.
(b)At the Subsequent Merger Effective Time, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect immediately prior to the Subsequent Merger Effective Time shall constitute the certificate of formation and limited liability company agreement of the Subsequent Surviving Company, until thereafter amended as required by applicable Law or in accordance with the provisions thereof and Section 5.8.
Section 1.5Directors and Officers of the Initial Surviving Corporation and Officers of the Subsequent Surviving Company.
(a)Subject to applicable Law, the parties shall take the necessary actions so that the directors and officers of Merger Sub Inc. immediately prior to the Initial Merger Effective Time shall be the initial directors and initial officers, respectively, of the Initial Surviving Corporation from and after the Initial Merger Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
(b)Subject to applicable Law, the parties shall take the necessary actions so that the officers of Merger Sub LLC immediately prior to the Subsequent Merger Effective Time shall be the initial officers of the Subsequent Surviving Company from and after the Subsequent Merger Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Section 1.6Effect on Equity Interests.
(a)At the Initial Merger Effective Time, by virtue of the Initial Merger and without any further action on the part of Parent, Merger Sub Inc., the Company or any holder of capital stock thereof:
(i)each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Initial Merger Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Initial Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Initial Surviving Corporation immediately following the Initial Merger Effective Time and all certificates representing the common stock of Merger Sub Inc. shall be deemed for all purposes to represent the
3

number of shares of common stock of the Initial Surviving Corporation into which they were converted in accordance with this clause (i);
(ii)each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held immediately prior to the Initial Merger Effective Time (A) by Parent, Artemis Holdings, Merger Sub Inc. or Merger Sub LLC or held in treasury by the Company shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor, and (B) by any wholly-owned Subsidiary of Parent (other than Artemis Holdings, Merger Sub Inc. or Merger Sub LLC) or any wholly-owned Subsidiary of the Company shall automatically be converted into such number of shares of Parent Class A Common Stock equal to the Stock Election Consideration (the shares referenced in clause (A) and (B) collectively, the “Excluded Shares”); and
(iii)subject to Section 1.6(c) and Section 1.6(d), each share of Company Common Stock issued and outstanding (other than Excluded Shares) immediately prior to the Initial Merger Effective Time shall be converted into the right to receive from Parent one of the following forms of consideration (such consideration, collectively, the “Merger Consideration”):
(1)Mixed Election Share. Each share of Company Common Stock with respect to which an election to receive mixed consideration (a “Mixed Election”) has been made and not revoked or lost pursuant to Section 1.13 (each, a “Mixed Consideration Election Share”) shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Mixed Consideration”) of (A) 1.866 shares (the “Mixed Election Stock Exchange Ratio”) of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) and (B) $15.31 in cash (the “Mixed Election Cash Consideration”), without any interest thereon and subject to any withholding Taxes required by applicable Law in accordance with Section 1.12.
(2)Cash Election Share. Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been made and not revoked or lost pursuant to Section 1.13 (each, a “Cash Election Share”) shall be converted (provided, that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive $38.00 in cash (the “Cash Election Consideration”), without any interest thereon and subject to any withholding Taxes required by applicable Law in accordance with Section 1.12; provided, however, that if (A) the product of the number of Cash Election Shares and the Cash Election Consideration (such product, the “Cash Election Amount”) exceeds (B) (I) $400,000,000 minus (II) the product of the number of Mixed Consideration Election Shares and the Mixed Election Cash Consideration (such results of the calculations in this clause (B) being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into the right to receive (y) an amount of cash without interest equal to the product of the Cash Election Consideration and a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction, the “Cash Fraction”), and (z) a number of shares of Parent Class A Common Stock equal to the product of (I) the Exchange Ratio and (II) one (1) minus the Cash Fraction.
(3)Stock Election Shares. Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been made and not revoked or lost pursuant to Section 1.13 (each, a “Stock Election Share”) shall be converted into the right to receive 3.125 shares (the “Exchange Ratio”) of Parent Class A Common Stock (the “Stock Election Consideration”).
(4)No Election Shares. Each No Election Share shall be converted into the right to receive the Stock Election Consideration.
(b)At the Subsequent Merger Effective Time, by virtue of the Subsequent Merger and without any further action on the part of Parent, Artemis Holdings, Merger Sub LLC, the Initial Surviving Corporation or any holder of capital stock or other equity interests thereof, (i) each share of capital stock of the Initial Surviving Corporation issued and outstanding immediately prior to the Subsequent Merger Effective Time
4

shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor and (ii) the limited liability company interests of Merger Sub LLC shall be unaffected by the Subsequent Merger and shall remain outstanding as limited liability company interests of the Subsequent Surviving Company with no adjustment thereto or consideration paid in respect thereof.
(c)Without limiting the parties’ respective obligations under Section 4.1 and Section 4.2, including Section 4.1(b)(i) and Section 4.2(b)(i), if, during the period between the date of this Agreement and the Initial Merger Effective Time, any change in the outstanding shares of Company Common Stock or Parent Class A Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision, exercise of rights issued pursuant to the Rights Agreement or any other similar transaction, or any stock dividend thereon with a record date during such period, then the Merger Consideration (including the number of shares of Parent Class A Common Stock to be delivered in the Initial Merger, the Mixed Consideration, the Mixed Election Stock Exchange Ratio, the Cash Election Consideration, the Stock Election Consideration, and the Exchange Ratio) and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration (including the number of shares of Parent Class A Common Stock to be delivered in the Initial Merger, the Mixed Consideration, the Mixed Election Stock Exchange Ratio, the Cash Election Consideration, the Stock Election Consideration, and the Exchange Ratio) or any such other amounts payable pursuant to this Agreement.
(d)No fractional shares of Parent Class A Common Stock shall be issued in connection with the Initial Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of Parent Class A Common Stock. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock pursuant to the Initial Merger (after taking into account all shares of Company Common Stock held immediately prior to the Initial Merger Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) or Book-Entry Common Shares, be paid in cash the dollar amount specified by Section 1.8(g). The payment of cash in lieu of fractional shares of Parent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
Section 1.7Closing of the Company’s Transfer Books.
(a)At the Initial Merger Effective Time: (i) all shares of Company Common Stock outstanding immediately prior to the Initial Merger Effective Time shall automatically be canceled and shall cease to exist, and (1) each certificate (a “Company Stock Certificate”) formerly representing any share of Company Common Stock (other than an Excluded Share) and (2) each Book-Entry Common Share formerly representing any share of Company Common Stock (other than an Excluded Share) shall represent only the right to receive the Merger Consideration (and cash in lieu of fractional shares) as contemplated by Section 1.6 and any dividends to which the holders thereof are entitled pursuant to Section 1.8(c), and all holders of Company Stock Certificates or Book-Entry Common Shares shall cease to have any rights as Company Stockholders; and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Initial Merger Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Initial Merger Effective Time. If, after the Initial Merger Effective Time, a valid Company Stock Certificate is presented to the Exchange Agent or to the Subsequent Surviving Company or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in this Article I.
Section 1.8Exchange Fund; Exchange of Certificates.
(a)Prior to the Closing Date, Parent and the Company shall mutually select a bank or trust company, which may be the transfer agent for the Merger Consideration, to act as exchange agent in the Initial Merger (the “Exchange Agent”), and, not later than the Initial Merger Effective Time, Parent shall enter into an agreement with the Exchange Agent reasonably acceptable to the Company, which shall provide that, at or prior to the Initial Merger Effective Time, Parent shall deposit with the Exchange Agent (i) the number of shares of Parent
5

Class A Common Stock issuable to former holders of shares of Company Common Stock (other than the Excluded Shares) issued and outstanding immediately prior to the Initial Merger Effective Time and (ii) sufficient cash to make delivery of the Mixed Election Cash Consideration and Cash Election Consideration, as applicable, to such holders, in each case pursuant to Section 1.6(a)(iii) and Section 1.8(f). The cash and shares of Parent Class A Common Stock so deposited with the Exchange Agent, together with (A) any dividends received by the Exchange Agent with respect to such shares and (B) proceeds received from the sale of the Parent Excess Shares pursuant to Section 1.8(f), are referred to collectively as the “Exchange Fund.” Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Subsequent Surviving Company.
(b)As soon as practicable after the Initial Merger Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for the Merger Consideration, as provided in Section 1.6(a)(iii), and any cash in lieu of a fractional share which the shares of Company Common Stock represented by such Company Stock Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends to be paid pursuant to Section 1.8(c). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate shall be entitled to receive the Merger Consideration pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of Parent Class A Common Stock) as well as any dividends to be paid pursuant to Section 1.8(c), and (B) the Company Stock Certificate so surrendered shall be immediately canceled.
(c)No dividends declared with respect to the Parent Class A Common Stock shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article I. After the surrender of a Company Stock Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Class A Common Stock which the shares of Company Common Stock represented by such Company Stock Certificate have been converted into the right to receive.
(d)Until surrendered as contemplated by this Section 1.8, each Company Stock Certificate shall be deemed, from and after the Initial Merger Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share of Parent Class A Common Stock) as contemplated by this Article I and any dividend with respect to Parent Class A Common Stock the record date for which is after the Initial Merger Effective Time.
(e)In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, shares in book-entry form representing the proper number of shares of Parent Class A Common Stock may be issued to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of Parent Class A Common Stock to a Person other than the registered holder of such Company Stock Certificate or establish to the satisfaction of Parent that such Taxes have been paid or are not applicable. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any shares in book-entry form representing Parent Class A Common Stock require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Subsequent Surviving Company with respect to such Company Stock Certificate.
6

(f)
(i)As promptly as practicable following the Initial Merger Effective Time, the Exchange Agent shall (1) determine the Merger Consideration that each holder of Company Common Stock is entitled to receive in connection with the consummation of the Initial Merger pursuant to the provisions in Section 1.6 and (2) as applicable, aggregate all such fractional shares of Parent Class A Common Stock that would, except as provided in Section 1.6(d), be issued to the holders of Company Common Stock, rounding up to the nearest whole number (the “Parent Excess Shares”). As promptly as practicable following the Initial Merger Effective Time, the Exchange Agent shall, on behalf of former Company Stockholders, sell the Parent Excess Shares at then-prevailing prices on the New York Stock Exchange (the “NYSE”), all in the manner provided in Section 1.8(f)(ii).
(ii)The sale of the Parent Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Parent Excess Shares as promptly following the Initial Merger Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former holders of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for such holders (the “Company Common Stock Trust”). Parent shall pay all commissions and other out-of-pocket transaction costs (other than any transfer or similar Taxes imposed on a holder of Company Common Stock), including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Parent Excess Shares. The Exchange Agent shall determine the portion of the Company Common Stock Trust to which each former holder of Company Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Company Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Stock is entitled (after taking into account all shares of Company Common Stock held as of immediately prior to the Initial Merger Effective Time by such holder to be converted into Parent Class A Common Stock pursuant to Section 1.6(a)(iii)) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Company Common Stock are entitled.
(iii)As soon as practicable after the determination of the amount of cash, if any, to be paid to former holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders, subject to and in accordance with the terms of this Section 1.8.
(g)Any portion of the Exchange Fund that remains undistributed to stockholders of the Company as of the date six (6) months after the Initial Merger Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates to the Exchange Agent in accordance with this Section 1.8 and any holders of Book-Entry Common Shares who have not theretofore cashed any check payable to them in accordance with Section 1.9 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration, cash in lieu of fractional shares of Parent Class A Common Stock and any dividends with respect to Parent Class A Common Stock subject to applicable abandoned property law, escheat laws or similar Laws.
(h)Neither Parent nor the Subsequent Surviving Company shall, to the extent permitted by applicable Law, be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any share of Company Common Stock (or any dividends with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Company Stock Certificate shall not have been surrendered prior to five years after the Initial Merger Effective Time (or immediately prior to such earlier date on which any such shares of Parent Class A Common Stock or any dividends payable to the holder thereof would otherwise escheat to or become the property of any Governmental Entity), any shares of Parent Class A Common Stock issuable upon the surrender of, or any dividends in respect of, such Company Stock Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
7

(i)No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares, or any unpaid dividends payable to holders of Company Common Stock.
Section 1.9Book-Entry Common Shares.
(a)Subject to applicable provisions of Section 1.8, with respect to Book-Entry Common Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Company Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 1.6(d), if any) and any other dividends that DTC has the right to receive pursuant to this Article I and cancel such Book-Entry Common Shares.
(b)Subject to applicable provisions of Section 1.8, Parent, without any action on the part of any holder, will cause the Exchange Agent to (i) issue, as of the Initial Merger Effective Time, to each holder of Book-Entry Common Shares not held through DTC that number of book-entry whole shares of Parent Class A Common Stock that the holder is entitled to receive pursuant to this Article I and cancel such Book-Entry Common Shares and (ii) mail to each holder of Book-Entry Common Shares (other than Excluded Shares) a check in the amount of any cash payable in respect of the holder’s Book-Entry Common Shares pursuant to this Article I and any other dividends such holder has the right to receive pursuant to this Article I. Parent will also cause the Exchange Agent to mail to each such holder materials (in a form to be reasonably agreed by Parent and the Company prior to the Initial Merger Effective Time) advising the holder of the effectiveness of the Initial Merger and the conversion of the holder’s Book-Entry Common Shares pursuant to the Initial Merger.
Section 1.10No Dissenter’s Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.
Section 1.11Further Action. If, at any time after the Subsequent Merger Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Subsequent Surviving Company with full right, title and possession of and to all rights and property of Merger Sub Inc., Merger Sub LLC and the Company (as the case may be), the officers and directors of the Subsequent Surviving Company and Parent shall be fully authorized (in the name of Merger Sub Inc., Merger Sub LLC, the Company and Parent and otherwise) to take such action.
Section 1.12Withholding. Notwithstanding anything in this Agreement to the contrary, Parent, Artemis Holdings, Merger Sub Inc., Merger Sub LLC, the Company, the Initial Surviving Corporation, the Subsequent Surviving Company, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Parent Class A Common Stock pursuant to this Agreement, a portion of the Parent Class A Common Stock otherwise deliverable hereunder may be withheld). To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Class A Common Stock, the relevant withholding agent shall be treated as having sold such Parent Class A Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.
Section 1.13Election Procedures.
(a)Not less than thirty (30) days prior to the anticipated Initial Merger Effective Time or on such other date as Parent and the Company mutually agree (the “Mailing Date”), the Company shall cause to be mailed an election form and other appropriate and customary transmittal materials, in such form as the Company shall reasonably specify and as shall be reasonably acceptable to Parent (the “Election Form”), to each record holder
8

of Company Common Stock (other than the Excluded Shares) as of a date that is five (5) Business Days prior to the Mailing Date or such other date as mutually agreed to by Parent and the Company.
(b)Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) of Company Common Stock to specify (i) the number of shares of Company Common Stock with respect to which such holder elects to receive the Mixed Consideration, (ii) the number of shares of Company Common Stock with respect to which such holder elects to receive the Stock Election Consideration, (iii) the number of shares of Company Common Stock with respect to which such holder elects to receive the Cash Election Consideration or (iv) that such holder makes no election with respect to such holder’s shares of Company Common Stock. Any shares of Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., Central Time, on the Business Day that is five (5) Business Days prior to the Closing Date or such other date as Parent and the Company shall, prior to the Closing, mutually agree (the “Election Deadline”) shall be deemed to be No Election Shares. Parent and the Company shall publicly announce the anticipated Election Deadline at least five (5) Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. For the purposes of this Agreement, “No Election Share” means each share of Company Common Stock for which no election to receive Mixed Consideration, Cash Election Consideration or Stock Election Consideration has been properly made in accordance with the terms of this Section 1.13 or for which such election has been properly revoked in accordance with the terms of this Section 1.13.
(c)The Company shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders or beneficial owners of Company Common Stock during the Election Period, and Parent shall provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein.
(d)Any election made pursuant to this Section 1.13 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. After a Cash Election, a Stock Election or a Mixed Election has been properly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such election. Any Election Form may be revoked or changed by the Person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of Company Common Stock represented by such Election Form shall be deemed to be No Election Shares, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
Section 1.14Corporate Governance Matters. Prior to the Initial Merger Effective Time, Parent shall take all actions reasonably necessary to: (a) increase the number of directors constituting the Parent Board to eleven (11), to become effective immediately prior to, but conditioned on, the Initial Merger Effective Time, and (b) appoint two (2) directors to the Parent Board as of the Initial Merger Effective Time to fill the newly created directorship resulting from the increase in the size of the Parent Board, which directors shall be designated in writing by the Company prior to the Initial Merger Effective Time (the “Company Director Designees”). The Company Director Designees shall be reasonably acceptable to Parent and shall satisfy the independence requirements of the NYSE with respect to service on the Parent Board.
Section 1.15Structuring Cooperation. Upon the request of Parent and in connection with the Closing, the Company shall (a) cause each Company Subsidiary that is classified as a corporation for U.S. federal income tax purposes to, as applicable, (i) convert, at an effective time requested by Parent (which shall be no more than one (1) Business Day prior to the Closing Date unless otherwise agreed to by the Company), to a Delaware limited liability company that is disregarded as separate from the Company for U.S. federal income tax purposes pursuant to Treas.
9

Reg. § 301.7701-3(b) or (ii) file a valid election pursuant to Treas. Reg. § 301.7701-3(c) to be treated as a disregarded entity for U.S. federal income tax purposes effective as of the date requested by Parent (which shall be no more than one (1) Business Day prior to the Closing Date unless otherwise agreed to by the Company) or (b) reasonably cooperate with Parent, at Parent’s sole cost and expense, to facilitate the integration of the Company Subsidiaries, or the assets of the Company Subsidiaries, with OpCo LLC and the other Parent Subsidiaries following the Closing. Prior to the Closing, the Company (a) shall form a wholly-owned Delaware corporation (“AgentCo”) and (b) shall, or shall cause each Company Subsidiary that holds any interests in any federal public lands to, (i) enter into an agency agreement effective as of the Initial Merger Effective Time (unless otherwise agreed to by the Company and Parent) with AgentCo in a form reasonably satisfactory to Parent, whereby the Company or such Company Subsidiary, as applicable, shall appoint AgentCo as agent and nominee of the Company or such Company Subsidiary, as applicable, to hold legal title to such federal public lands for the sole benefit of the Company or such Company Subsidiary, as applicable, (ii) grant, convey, transfer and assign all of the Company’s or such Company Subsidiary’s, as applicable, right, title and interest in such federal public lands to AgentCo effective as of the Initial Merger Effective Time (unless otherwise agreed to by the Company and Parent), which shall hold such right, title and interest in such federal public lands solely as the agent and nominee of the Company or such Company Subsidiary, as applicable, in accordance with the agency agreement and (iii) use commercially reasonable efforts (at Parent’s sole cost and expense) to execute, deliver and file with any applicable Governmental Entities such instruments reasonably required or requested in order to effect and file of record the grants, conveyances, transfers and assignments referenced in this Section 1.15.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in (a) the Company SEC Documents furnished to or filed with the SEC on or after January 1, 2024 and available on EDGAR at least twenty-four (24) hours prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by the Company to the Parent Parties prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on its face), the Company represents and warrants to the Parent Parties as follows:
Section 2.1Due Organization; Subsidiaries.
(a)The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)Each of the Company Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership,
10

leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of the Company (the “Company Organizational Documents”) and each of the Company Subsidiaries that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC (collectively with the Company Organizational Documents, the “Company Entities Organizational Documents”). Neither the Company nor any such Company Subsidiaries is in violation of the applicable Company Entities Organizational Documents, except for any violation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)Section 2.1(d) of the Company Disclosure Letter (i) sets forth the Company’s and any of the Company Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly-owned Subsidiaries of the Company, (ii) lists each of the Company Subsidiaries and their respective jurisdictions of organization and (iii) designates which of the Company Subsidiaries are “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC. All such capital stock, equity interests or other direct or indirect ownership interests (x) have, to the Knowledge of the Company, been validly issued and are fully paid (in the case of an interest in a limited partnership or a limited liability company, to the extent required under the applicable organizational documents of such entity) and nonassessable (if such entity is a corporate entity) and (y) are owned by the Company, by one or more Company Subsidiaries or by the Company and one or more of the Company Subsidiaries, in each case free and clear of all Encumbrances.
Section 2.2Authority; Binding Nature of Agreement.
(a)The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Mergers and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Mergers and of the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company (other than, with respect to the Mergers, the receipt of the Company Stockholder Approval).
(b)The Company Board has unanimously (i) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, the Company and the Company Stockholders, (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement and (iii) resolved to make the Company Recommendation. Except in connection with a Company Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Company Board have not been rescinded, modified or withdrawn in any way.
(c)This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the Parent Parties, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies (collectively clauses (i) and (ii), “Enforceability Exceptions”).
Section 2.3Vote Required. The adoption of this Agreement by the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and otherwise approve and consummate the Mergers and the other transactions contemplated by this Agreement as set forth herein.
11

Section 2.4Capitalization.
(a)The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of May 13, 2024, (i) 25,538,487 shares of Company Common Stock are issued and outstanding, (ii) 508,187 shares of Company Common Stock are held in the Company’s treasury, (iii) no shares of Company Common Stock are held by any of the Company Subsidiaries, (iv) 1,694,933 shares of Company Common Stock are issuable pursuant to the Company Incentive Plans, of which (1) 374,177 shares of Company Common Stock are issuable in respect of Company RSU Awards, (2) 797,786 shares of Company Common Stock are issuable in respect of Company PSU Awards, assuming a target level of achievement, (3) 326,808 shares of Company Common Stock are reserved for the grant of additional awards under the Company Incentive Plans and (4) 196,162 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Company Incentive Plans and (v) no shares of Company Preferred Stock are issued and outstanding. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Company Common Stock which may be issued pursuant to the settlement of Company RSU Awards, Company PSU Awards or Company Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. There are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of the Company or the Company Subsidiaries and there are no outstanding stock appreciation rights with respect to the capital stock of the Company or the Company Subsidiaries. Other than the Company Common Stock and the Company Preferred Stock, there are no other authorized classes of capital stock of the Company.
(b)Except for the Company Organizational Documents and the organizational documents of the Company Subsidiaries, there are no voting trusts or other agreements or understandings to which the Company, any of the Company Subsidiaries or, to the Knowledge of the Company, any of their respective executive officers or directors is a party with respect to the voting of Company Common Stock or the capital stock or other equity interests of any of the Company Subsidiaries.
(c)Other than the Company Incentive Plans, the Company RSU Awards, the Company PSU Awards, the Company Options and the Rights Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or any of the Company Subsidiaries is a party obligating the Company or any of the Company Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Company Subsidiaries. At the Initial Merger Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of the Company Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of the Company Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements (including, for the avoidance of doubt, pursuant to the Rights Agreement).
(d)There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company or any of the Company Subsidiaries may vote.
Section 2.5Governmental Filings; No Violations.
(a)Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations
12

promulgated thereunder (“HSR Act”), (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the SEC of the Joint Proxy Statement/Prospectus and other filings required under federal or state securities laws and (iv) the NYSE rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)The execution and delivery of this Agreement by the Company does not, and the consummation of the Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both) (i) violate or conflict with any provision of the Company Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 2.5(a) and obtaining the Company Stockholder Approval, violate or conflict with any Laws or any Order applicable to the Company or any of the Company Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 2.5(b) of the Company Disclosure Letter and the termination of each of the Company Credit Agreement and the Company NPA and, in each case, satisfaction in full of all obligations outstanding thereunder prior to or at the Closing, violate, conflict with, or result in a breach of any provision of, or constitute a default under or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of the Company or any of the Company Subsidiaries pursuant to any provisions of any note, bond, mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which the Company or any of the Company Subsidiaries is now a party or by which it or any of its assets may be bound, or trigger any buy-sell or similar agreements, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of the Company Subsidiaries (including Parent and the Parent Subsidiaries following the Mergers), except, in the case of clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.6SEC Filings; Financial Statements.
(a)All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement/Prospectus, required to have been filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) by the Company or any of the Company Subsidiaries since January 1, 2024 have been timely filed or furnished, as the case may be. All such forms, documents and reports, including any audited or unaudited financial statements and any notes thereto or schedules included therein (including those that the Company may file after the date of this Agreement and prior to the Closing Date), are referred to herein as the “Required Company SEC Documents,” and such Required Company SEC Documents, with any voluntarily filed forms, documents, reports or other document filed by the Company with the SEC on or since January 1, 2024 (excluding, in each case, information explicitly deemed “furnished” rather than “filed”), are referred to herein as the “Company SEC Documents.” As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Required Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of Sarbanes-Oxley Act of 2002 (“SOX”) and (ii) none of the Company SEC Documents (A) in the case of any registration statement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) in the case of Company SEC Documents other than registration statements, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
13

(b)The financial statements (including related notes, if any) contained in the Required Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Company Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2023 (the “Company Balance Sheet Date”) set forth in the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2024.
(c)The unaudited pro forma financial information and the related notes thereto contained in the Company’s Current Report on Form 8-K/A filed on December 5, 2023 (the “Company 8-K”) has been prepared in accordance with the SEC’s rules and guidance with respect to pro forma financial information in all material respects, and the assumptions underlying such pro forma financial information are reasonable.
(d)The historical statement of revenues and direct operating expenses with respect to the acquisition of Chesapeake Energy Corporation’s oil and gas assets in South Texas (the “South Texas Rich Properties”), pursuant to that certain Purchase and Sale Agreement, dated August 11, 2023 with Chesapeake Exploration, L.L.C., Chesapeake Operating, L.L.C., Chesapeake Energy Marketing, L.L.C. and Chesapeake Royalty, L.L.C., and the related notes thereto contained in the Company 8-K present fairly in all material respects the revenues and direct operating expenses of the South Texas Rich Properties for the period(s) specified; to the Knowledge of the Company, such financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods covered thereby.
(e)The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and the audit committee of the Company Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2024, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.
(f)Since the Company Balance Sheet Date, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or
14

auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices.
(g)None of the Company Subsidiaries is, or has at any time since December 31, 2021, been, subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act. The Company is not and, at the Initial Merger Effective Time, will not be, an “ineligible issuer” as defined in Rule 405 of the Securities Act.
(h)Section 2.6(h) of the Company Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by the Company or any of the Company Subsidiaries or for the account of any of its customers as of May 14, 2024. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and the Company Subsidiaries (collectively, the “Company Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 2.6(h) of the Company Disclosure Letter identifies any such counterparty as to which, to the Knowledge of the Company, the Company or any of the Company Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. The Company and each of the Company Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Products to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Prior to the date of this Agreement, the Company has delivered or made available to Parent an accurate and complete copy of the Company Risk Policies in effect as of the date of this Agreement. Since the Company Balance Sheet Date, there have been no material violations of the Company Risk Policies.
(i)As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
Section 2.7Absence of Changes. Since the Company Balance Sheet Date, (a) as of the date hereof, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business in a consistent manner with past practice prior to such date, (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (c) as of the date hereof, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned or leased by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance and (d) none of the Company or any of the Company Subsidiaries has taken or agreed or omitted to take any action that, if taken or omitted during the period from the date of this Agreement through the Initial Merger Effective Time without Parent’s consent, would constitute a breach of clause (i), (ii), (vi), (vii), (xii), (xvi) or (xvii) of Section 4.1(b), or (solely with respect to clauses (i), (ii), (vi), (vii), (xii), (xvi) and (xvii) of Section 4.1) Section 4.1(b)(xxi).
Section 2.8Absence of Undisclosed Liabilities. Since the Company Balance Sheet Date, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in the Company Balance Sheet (or the notes thereto), (b) liabilities that have been incurred by the Company or any of the Company Subsidiaries since the Company Balance Sheet Date in the ordinary course of business consistent with prior practice (but excluding violations of Law, compliance matters, internal investigations, spills, breach of Contracts or Permits, torts or infringement), (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to
15

become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries, in the Company’s consolidated financial statements or the Company SEC Documents.
Section 2.9Compliance with Laws; Regulation.
(a)Each of the Company and the Company Subsidiaries and, with respect to any Oil and Gas Properties of the Company and the Company Subsidiaries that are operated by third parties, to the Knowledge of the Company, such third parties are and, since December 31, 2021, have been, conducted in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 2.11, (ii) Environmental Laws, which is covered solely by Section 2.14 and (iii) Anti-Corruption Laws, International Trade Laws or Money-Laundering Laws, which are covered solely by Section 2.27), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2021, neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)Each of the Company and each Company Subsidiary is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 2.14) necessary for it to own, lease and (if applicable) operate its respective properties or otherwise to carry on its business as it is now being conducted (the “Company Permits”), and all such Company Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by the Company of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Company Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)Each of the Company and the Company Subsidiaries and, to the Knowledge of the Company, its and their respective directors and officers, is in compliance in all material respects with (i) the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.
Section 2.10Material Contracts.
(a)All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed, and, as of the date hereof, no such Contract has been amended or modified (or further amended or modified, as applicable) since the date so filed.
(b)Other than the Contracts described in clause (a) above which were filed in an unredacted form, Section 2.10(b) of the Company Disclosure Letter sets forth a correct and complete list, and the Company has made available to Parent correct and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto), of each of the following Contracts to which the Company or any of the Company Subsidiaries is a party or bound as of the date hereof:
(i)each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that (A) materially restricts the ability of the Company or any of its Affiliates (including Parent and the Parent Subsidiaries following the Closing) to (x)
16

compete in any line of business or geographic area or with any Person during any period of time after the Initial Merger Effective Time or (y) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties or (B) could require the disposition of any material assets or line of business of the Company or any of its Affiliates (including Parent and the Parent Subsidiaries following the Closing);
(ii)each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $2,500,000 or (B) other Indebtedness of the Company or any of the Company Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,500,000, other than agreements solely between or among the Company and the Company Subsidiaries;
(iii)each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $2,500,000 or aggregate payments in excess of $5,000,000 that are not terminable without penalty or other liability to the Company or any of the Company Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 60 days, other than Contracts related to drilling rigs;
(iv)each Contract involving the pending acquisition, swap, exchange, farmout, sale or other disposition of (or option to purchase, swap, exchange, sell or dispose of) any assets or properties that are material to the Company or the Company Subsidiaries or that involves aggregate consideration (including non-cash consideration or the payment of any completion or equipping costs as to any wells or any other capital expenses) having a fair value that exceeds $2,500,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business consistent with past practice;
(v)each Contract for any Derivative Product;
(vi)each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among the Company and/or its wholly-owned Subsidiaries and other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of the Company Subsidiaries;
(vii)each joint development agreement, exploration agreement, participation, farmout, farm-in, drillco, reversionary or program agreement or similar Contract (A) requiring the Company or any of the Company Subsidiaries to make annual expenditures in excess of $2,500,000 or aggregate payments in excess of $5,000,000 during the 12-month period following the date of this Agreement or (B) requiring any Person that is not a Company Subsidiary to pay, fund or bear any capital costs or other drilling, completion or equipping costs or expenses with respect to any Oil and Gas Properties held by the Company or any of the Company Subsidiaries requiring annual expenditures in excess of $2,500,000 or aggregate payments in excess of $5,000,000 during the 12-month period following the date of this Agreement, in each case of the immediately foregoing subparts (A) and (B), other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;
(viii)any Contract that contains (A) a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor or (B) includes any dedications, commitments, covenants running with the land or other similar obligations that require the Company or any Company Subsidiaries (including, after Closing, Parent or any Parent Subsidiary) to sell, purchase, supply, deliver, gather, transport, process or handle any water (whether freshwater or produced water) Hydrocarbon, minerals, or other substances (1) produced from any Hydrocarbon Wells and all water, carbon dioxide or injection Wells included in the Oil and Gas Properties or (2) used in connection with the drilling or completion of any Hydrocarbon Wells, water, carbon dioxide or injection Wells, excluding, in each case, any such Contract (x) that would reasonably be expected to result in annual payments or expenditures less than
17

$2,500,000 or aggregate payments or expenditures less than $5,000,000 after the date hereof, (y) where the lands included in the dedication or commitment area thereunder are less than 1280 gross acres or (z) that dedicate, commit or cover volumes less than 7,500 MMcf of gas or 1,500 gross barrels of oil equivalent of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);
(ix)each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which the Company or any of the Company Subsidiaries is subject, and, in each case, is material to the business of the Company and the Company Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of the Company Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of the Company Subsidiaries entered into in the ordinary course of business consistent with past practices;
(x)any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Company Gruy Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn-out payments, contingent payments or other similar obligations to a third-party (but excluding indemnity payments) in any year in excess of $2,500,000 or (2) earn-out payments, contingent payments or other similar obligations to a third-party, including indemnity payments, in excess of $5,000,000 in the aggregate;
(xi)any Contract (other than any Contract otherwise covered by this Section 2.10(b)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of the Company or any of the Company Subsidiaries, in each case, involving annual payments in excess of $5,000,000 or aggregate payments in excess of $10,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company or any of the Company Subsidiaries), or creates or would create an Encumbrance on any material asset or property of the Company or any of the Company Subsidiaries (other than Permitted Encumbrances);
(xii)any Contract that (A) provides for the sale by the Company or any of the Company Subsidiaries of Hydrocarbons (1) in excess of 2,500 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than 10 years and (B) has a remaining term of greater than 90 days and does not allow the Company or the Company Subsidiaries to terminate it without penalty to the Company or the Company Subsidiaries within 90 days;
(xiii)any Labor Agreement;
(xiv)any Contract (other than Oil and Gas Leases and joint operating agreements) pursuant to which the Company or any of the Company Subsidiaries has paid amounts associated with any Production Burden in excess of $2,500,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it and the Company Subsidiaries will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $2,500,000 annually or $5,000,000 in the aggregate;
(xv)any Contract pursuant to which the Company or any of the Company Subsidiaries (A) acquires, uses or has the right to use any Intellectual Property owned by another Person that is material to its business (except for licenses to generally commercially available software or technology licensed substantially on standard terms and conditions), (B) transfers, grants material licenses or rights to use, or acquires material Intellectual Property owned by the Company or any of the Company Subsidiaries (excluding standard employee invention and confidentiality agreements) or (C) is materially
18

restricted from using, registering or asserting any Intellectual Property owned by the Company or any of the Company Subsidiaries that is material to its business;
(xvi)any Contract which is between the Company or any of the Company Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent or more of the shares of the Company’s capital stock (or any affiliates of any such Person) on the other hand; or
(xvii)each Contract or Company Entities Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of Parent or any of its Subsidiaries (including the Company and its Subsidiaries) to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Parent or any of its Subsidiaries (including the Company and its Subsidiaries), make loans or advances or transfer any of its properties or assets.
(c)The Contracts described in the foregoing clauses (a) and (b), together with all exhibits and schedules to such Contracts, as amended through the date hereof or as hereafter amended in accordance with Section 4.1 hereof, are referred to herein as “Company Material Contracts”.
(d)Each Company Material Contract is valid and binding on the Company or the Company Subsidiary party thereto, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case subject to Enforceability Exceptions.
(e)Neither the Company nor any of the Company Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of, or default under the terms of, any Company Material Contract, nor is any event of default (or similar term) continuing under any Company Material Contract, and, to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Company Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.11Taxes.
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)All Tax Returns required to be filed by the Company or any of the Company Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are true, correct and complete in all respects. All Taxes that are due and payable by the Company or any of the Company Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of the Company in accordance with GAAP. The Company and each of the Company Subsidiaries has timely withheld and paid all Taxes required to be withheld and paid by it and has complied in all respects with all related information reporting and record retention requirements.
(ii)There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any Company Subsidiary (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).
(iii)There is no outstanding claim, assessment or deficiency against the Company or any of the Company Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate
19

reserves have been established on the financial statements of the Company in accordance with GAAP. There are no Legal Proceedings with respect to Taxes pending or threatened in writing against the Company or any of the Company Subsidiaries.
(iv)Neither the Company nor any of the Company Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of the Company Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.
(v)No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not currently file a Tax Return that the Company or such Company Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.
(vi)There are no Encumbrances for Taxes on any of the assets of the Company or any of the Company Subsidiaries, except for Permitted Encumbrances.
(vii)Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.
(b)Neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1) of the Code, in a distribution of stock intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution which would otherwise constitute part of a “plan” or a “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(c)Neither the Company nor any of the Company Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(d)Neither the Company nor any of the Company Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, Tax sharing, Tax indemnity, or similar arrangement, understanding or agreement pursuant to which it will have any potential material liability to any Person after the Initial Merger Effective Time (excluding (i) any Contract or arrangement solely between or among the Company and/or any of the Company Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).
(e)The U.S. federal income tax classification of each Company Subsidiary is set forth on Section 2.11(e) of the Company Disclosure Letter. Neither the Company nor any Company Subsidiary is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income tax purposes. Neither the Company nor any Company Subsidiary owns, directly, indirectly or constructively, any interest in (A) a “controlled foreign corporation” as defined under Section 957 of the Code, except for a Company Subsidiary, or (B) a “passive foreign investment company” as defined under Section 1297 of the Code.
(f)The Company is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
20

Section 2.12Employee Benefit Plans.
(a)Section 2.12(a) of the Company Disclosure Letter contains a true and complete list of, as of the date of this Agreement, all material Company Benefit Plans. With respect to each material Company Benefit Plan, the Company has made available to Parent true and complete copies of such Company Benefit Plan, including all material amendments thereto (or with respect to each such Company Benefit Plan not reduced to writing, a written summary of all material terms), and, to the extent applicable: (i) any related trust or other funding agreements, (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), (iii) the most recent actuarial valuation, (iv) the most recent favorable determination letter, (v) the most recent summary plan description provided to participants (and all summaries of material modifications thereto), and (vi) all non-routine correspondence to or from any Governmental Entity in the past year addressing any matter involving actual or potential material liability relating thereto.
(b)None of the Company, the Company Subsidiaries, and any other Entity (whether or not incorporated) which is treated as a single employer together with the Company or any of the Company Subsidiaries within the meaning of Section 4001(b) of ERISA (each, a “Company ERISA Affiliate”) sponsors, maintains, contributes to, has any obligation to contribute to, or may be reasonably expected to have any actual or contingent material liability with respect to (or in the past six (6) years has sponsored, maintained, contributed to, had any obligation to contribute to, or would reasonably have been expected to have any actual or contingent material liability with respect to), and no Company Benefit Plan is, a plan that is or was (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(c)Other than as required under ERISA Sections 601 to 608 or other applicable Law, no Company Benefit Plan provides post-termination or retiree medical benefits to any individual for any reason, and none of the Company, the Company Subsidiaries, and the Company ERISA Affiliates has any liability to provide post-termination or retiree medical benefits to any individual. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) with respect to any Company Benefit Plan, none of the Company and Company Subsidiaries, and, to the Knowledge of the Company, any other Person, has engaged in a “prohibited transaction” or breach of a fiduciary duty (as determined under ERISA) in connection with which the Company or any Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material and (ii) the Company and Company Subsidiaries have not incurred any liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.
(d)Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) all of the Company Benefit Plans have been established and maintained in material compliance with their terms and all applicable Laws, including ERISA and the Code; (ii) each Company Benefit Plan subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with such provision and the applicable guidance thereunder; (iii) each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code, and to the Knowledge of the Company, nothing has occurred since the issuance of such letter (or could reasonably be expected to occur) which might impair the qualified status of such plan; (iv) all material contributions required to be made with respect to any Company Benefit Plan have been made and all obligations in respect of each Company Benefit Plan have been accrued and reflected in the Company financial statements to the extent required by GAAP; (v) there are no pending or, to the Knowledge of the Company, threatened (in writing) claims by on behalf of any of the Company Benefit Plans, by any Company Person or beneficiary covered under any Company Benefit Plan (other than routine claims for benefits); and (vi) no Company Benefit Plan is maintained for the benefit of Company Persons outside of the United States.
21

(e)Except as otherwise set forth on Section 2.12(e) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either solely as a result thereof or as a result thereof in conjunction with another event): (i) cause or result in an increase in the amount of (or a new entitlement to), or accelerate the timing of vesting or payment of, any benefits or compensation payable under any Company Benefit Plan in respect of any Company Person; (ii) cause the Company, Parent, or any of their respective Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Benefit Plan; (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan; or (iv) result in any payment from the Company or any of the Company Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) of the Company or any of the Company Subsidiaries, that could, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(f)Neither the Company nor any Company Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code (each, a “Gross Up Right”).
Section 2.13Employee and Labor Matters.
(a)The Company has provided Parent with a true and accurate schedule that sets forth, to the extent permitted in accordance with applicable Law, the name of each employee of the Company and each Company Subsidiary as of the most recent practicable date prior to the date hereof along with the following with respect to each such employee: (i) employing entity; (ii) job title and location of employment; (iii) base salary or hourly rate of pay; (iv) status as exempt or non-exempt under the Fair Labor Standards Act; (v) target annual cash incentive bonus compensation and any other bonus, commission or cash incentive compensation opportunities (if any) for which he or she is eligible; (vi) hire date and service date (if different); (vii) leave status (including duration of any leave); and (viii) details of any visa or other work permit. The Company has also provided Parent with a true and accurate schedule that sets forth the name of each individual who provides material services to the Company and each Company Subsidiary (whether directly, through an entity that such individual owns or controls, or through a third-party service provider) in the capacity of a consultant or individual independent contractor.
(b)Neither the Company nor any of the Company Subsidiaries is, or has been, a party or subject to, or otherwise bound by, any labor agreements, collective bargaining agreements, collective agreements, trade union agreements, works council agreements, or any other labor-related Contracts or arrangements with any labor union, trade union, works council, or similar employee representative (collectively, “Labor Agreements”), and neither the Company nor any Company Subsidiaries is in the process of negotiating any Labor Agreement. No employee of the Company or any Company Subsidiary is, or has been, represented by a labor union, trade union, works council, employee representative bodies or other labor organizations with respect to such employee’s employment with the Company or any Company Subsidiary and, to the Knowledge of the Company, no labor union, trade union, works council, employee representative body, or other labor organization is seeking to represent any employees of the Company or any of the Company Subsidiaries.
(c)There is not now in existence, nor has there been since December 31, 2021, any pending or, to the Knowledge of the Company, threat of any: (i) material strike, slowdown, stoppage, picketing, lockout or other labor disturbance against or affecting the Company or any of the Company Subsidiaries; or (ii) labor-related demand for representation. There is not now in existence any pending or, to the Knowledge of the Company threatened, Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to the Company, any of the Company Subsidiaries or any Company Benefit Plan, including any claims arising under any such Law by or on behalf of any independent contractors, consultants or leased personnel, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
22

(d)To the Knowledge of the Company, none of the Company’s or the Company Subsidiaries’ employment, labor, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of the Company or any of the Company Subsidiaries are being audited or investigated by any Governmental Entity. Neither the Company nor any Company Subsidiary are subject to any labor- or employment-related requirements by virtue of being a federal, state, or local government contractor or subcontractor.
(e)Neither the Company nor any of the Company Subsidiaries has any employees employed outside of the United States.
(f)None of the Company or any of the Company Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company Subsidiaries that involves allegations relating to sexual harassment or other unlawful discrimination or retaliation by an officer or supervisory employee of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, since December 31, 2021, no allegations of sexual harassment or other unlawful discrimination or retaliation have been made against any officer or supervisory employee of the Company or any of the Company Subsidiaries in such officer’s or supervisory employee’s capacity as a service provider to the Company or any of the Company Subsidiaries.
(g)To the Knowledge of the Company, each individual who is currently providing services to the Company or any of the Company Subsidiaries as an independent contractor or consultant is properly classified and properly treated as an independent contractor or consultant by the Company or the Company Subsidiaries.
(h)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, (i) the Company and the Company Subsidiaries are, and since December 31, 2021 have been, in compliance with all applicable Laws relating to labor and employment, including all such Laws regarding wages and hours, overtime pay, classification of employees and contractors (including classification of Company Persons as employees or contractors), classification of employees as exempt or non-exempt, meal and rest breaks, employee training, anti-discrimination, anti-retaliation, anti-harassment, employee notices, expense reimbursement, occupational safety and health, recordkeeping, employee leave, Tax withholding and reporting, and immigration, and (ii) there is no (and since December 31, 2021 there has been no) pending, or to the Knowledge of the Company threatened, Legal Proceeding brought by or on behalf of any Company Person, including any such Legal Proceeding alleging non-compliance with any labor or employment Law.
(i)Neither the Company nor any of the Company Subsidiaries has any liability or obligation under the WARN Act that remains unsatisfied.
Section 2.14Environmental Matters.
(a)Each of the Company and the Company Subsidiaries has been, since December 31, 2020, and currently is, in compliance with, all applicable Environmental Laws, except where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiaries have not received any written communication from a Governmental Entity or any other Person alleging that the Company and the Company Subsidiaries are not in such compliance, and, to the Knowledge of the Company, there are no circumstances, conditions, events or incidents that may prevent or interfere with such compliance in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)Each of the Company and the Company Subsidiaries has been, since December 31, 2020, and currently is, in compliance with all Permits required under applicable Environmental Laws, each such Permit is in full force and effect, and there are no Legal Proceedings pending, or to the Knowledge of the Company, threatened that would result in the termination, revocation, or adverse modification of any such Permit, the subject of which has not been fully and finally resolved, in each case, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
23

(c)No transfers of Permits under Environmental Laws, and no additional Permits or other governmental authorizations under Environmental Laws, will be required to permit the ownership or operation of the assets and properties of the Company and the Company Subsidiaries or the conduct of the business of the Company and the Company Subsidiaries in material compliance with all applicable Environmental Laws immediately following the Closing Date, as conducted by the Company and the Company Subsidiaries immediately prior to the Closing Date, except for such transfers or additional Permits or other governmental authorizations the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, against any Person whose liability for any Environmental Claim of the Company or any of the Company Subsidiaries has or may have been retained or assumed either contractually or by operation of Law, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(e)There are no past or present (or to the Knowledge of the Company, future) actions, circumstances or conditions, including the Release, threatened Release or presence of any Hazardous Material which could form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f)Excluding customary indemnities entered into the ordinary course of business, neither the Company nor any Company Subsidiary has retained or assumed by contract or operation of law any liabilities of any other Person under Environmental Law, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(g)The consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any financial assurance, bond, letter of credit, or similar instrument required for the operation of the Company or the Company Subsidiaries under any Environmental Law or Permits required under Environmental Law, except where the failure to complete or conduct any such filings, notifications or actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.15Oil and Gas Matters.
(a)The Company has made available to Parent the report of H.J. Gruy and Associates, Inc. (“Gruy”) regarding its estimate, as of December 31, 2023, of the proved Hydrocarbon reserves of the Company and the Company Subsidiaries with respect to the Oil and Gas Properties of the Company and the Company Subsidiaries referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Company Gruy Reserve Report”). The factual, non-interpretive data relating to the Oil and Gas Properties of the Company and the Company Subsidiaries on which the Company Gruy Reserve Report was based was complete and accurate at the time such data was provided to Gruy for use in the Company Gruy Reserve Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no material errors in the assumptions and estimates used by Gruy in connection with the preparation of the Company Gruy Reserve Report. The proved Hydrocarbon reserve estimates of Gruy set forth in the Company Gruy Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of the Company and the Company Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Gruy Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Gruy in connection with the preparation of the Company Gruy Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.
24

(b)Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid and (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (other than any such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business consistent with past practice or (y) which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law).
(c)Following the consummation of the transactions contemplated by this Agreement, all bonds or other financial assurances (having an individual face value in excess of $2,500,000 individually or face values of $10,000,000 in the aggregate) held by the Company or its Subsidiaries or issued for the benefit of any thereof that are required for the Company or such Subsidiaries to own and operate the Oil and Gas Properties that it currently owns and operates will remain in place for the benefit of the Subsequent Surviving Company.
Section 2.16Legal Proceedings; Orders. There is no pending Legal Proceeding (other than any Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 2.11 and Section 2.14, respectively) and, within the twelve (12) months prior to the date hereof, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding (other than any Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 2.11 and Section 2.14, respectively), against the Company or any of the Company Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no unsatisfied Order to which the Company or any of the Company Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.17Title to Properties.
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Company Gruy Reserve Report or (ii) reflected in the Company Gruy Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, the Company and the Company Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Gruy Reserve Report and in each case as attributable to interests owned by the Company and the Company Subsidiaries free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of the Company Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of the Company Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Company Gruy Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or one or more of the Company Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Company Gruy Reserve Report), (B) obligates the Company (or one or more of the Company Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Company Gruy Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of the Company or any of the Company Subsidiaries (i)
25

constitutes the valid and binding obligation of the Company or the Company Subsidiaries and, to the Knowledge of the Company, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Initial Merger Effective Time will continue to constitute a valid and binding obligation of the Company or the Company Subsidiaries and, to the Knowledge of the Company, each of the other parties thereto, in accordance with its terms. Each of the Company and the Company Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of the Company, each other party thereto and each applicable third party operator, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of the Company or any of the Company Subsidiaries. There is not, to the Knowledge of the Company, under any Oil and Gas Lease of the Company or any of the Company Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received any written notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of the Company or any of the Company Subsidiaries.
(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of the Company or any of the Company Subsidiaries, (i) the Company and the Company Subsidiaries have good, valid and defensible title to all real property owned by the Company or any of the Company Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of the Company Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”, and together with the Company Owned Real Property, the “Company Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which the Company or any of the Company Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”), to the Knowledge of the Company, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither the Company nor any of the Company Subsidiaries, or to the Knowledge of the Company, any other party thereto, has received written notice of any default under any Company Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of the Company or any of the Company Subsidiaries, the Company Owned Real Property or the Company Leased Real Property.
(d)There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Company Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Company Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. There are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of Company Owned Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. Neither the Company nor any of the Company Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Company Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Company Real Property by the Company and the Company Subsidiaries in the operation of their respective businesses thereon. The Company Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in and necessary for the operation of the respective businesses of the Company and the Company Subsidiaries.
(e)Except (i) for amounts being held in suspense (by the Company, any of the Company Subsidiaries, any third party operator thereof or any Person) in accordance with applicable Law, as reported in the Company SEC Documents or as a results of the ongoing preparation and approval of division order title opinions for
26

recently drilled Wells or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and the Company Subsidiaries are being received by such selling Persons in a timely manner. Neither the Company nor any of the Company Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of the Company or any of the Company Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(f)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, all Hydrocarbon Wells and all water, carbon dioxide or injection Wells located on the Oil and Gas Leases of the Company or any of the Company Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law and all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged wells located on the Oil and Gas Leases of the Company or any of the Company Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law.
(g)None of the Oil and Gas Properties of the Company or any of the Company Subsidiaries is subject to any preferential purchase, pre-emption, consent, tag-along or similar right or obligation, or to any right of termination, cancellation or revocation, that would become operative or with which the Company or any of its Affiliates would be required to comply as a result of the transactions contemplated by this Agreement except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h)As of the date of this Agreement, and except as provided for in the Company Budget, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contracts which are binding on the Company, or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or any of the Company Subsidiaries in excess of $10,000,000 in the aggregate (net to the interest of the Company and the Company Subsidiaries).
(i)Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there are no Wells that constitute a part of the Oil and Gas Properties of the Company or any of the Company Subsidiaries in respect of which the Company or any of the Company Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned.
(j)All Oil and Gas Properties operated by the Company and the Company Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices, and the Company and the Company Subsidiaries have used all commercially reasonable efforts (i) to maintain all Oil and Gas Leases and Oil and Gas Properties for current and future operations and (ii) to meet any and all drilling obligations provided for in any and all agreements and contracts covering the Oil and Gas Leases and Oil and Gas Properties, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.18Rights-of-Way. Each of the Company and the Company Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted in the ordinary course, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in
27

the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of the Company Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 2.19Intellectual Property; IT and Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)Each of the Company and the Company Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of the Company and the Company Subsidiaries as currently conducted. The conduct of the business of the Company and each of the Company Subsidiaries, since December 31, 2020, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person. There is no claim pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries alleging infringement, misappropriation or other violation by the Company or any of the Company Subsidiaries of any Intellectual Property of any other Person or challenging the ownership, validity or enforceability of the Intellectual Property of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, no Person since December 31, 2020, has infringed upon, misappropriated, or otherwise violated, nor is infringing upon, misappropriating, or otherwise violating any Intellectual Property owned by the Company or any of the Company Subsidiaries, and since December 31, 2020, neither the Company nor any of the Company Subsidiaries has instituted or threatened in writing any claims against any Person alleging any infringement, misappropriation, or other violation of any such Intellectual Property or challenging the ownership, validity, or enforceability of any such Intellectual Property. Each of the Company and the Company Subsidiaries takes and has taken commercially reasonable actions to protect the proprietary rights in its Intellectual Property including trade secrets and other confidential information and the trade secrets and other confidential information of other Persons possessed by the Company and the Company Subsidiaries, and there has been no unauthorized disclosure of trade secrets or other confidential information due to acts or omissions by the Company or any of the Company Subsidiaries.
(b)Since December 31, 2021, (i) there has been no failure in, or disruptions of, its material Software or information technology (“IT”) assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been fully remedied; (ii) each of the Company and the Company Subsidiaries has been and is in material compliance with its privacy policies, contractual obligations regarding data privacy and security and all applicable Laws directed to data privacy and security; and (iii) each of the Company and the Company Subsidiaries has adopted, implemented and maintained a data privacy and security compliance program designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof. The Company and the Company Subsidiaries own, lease, license, or otherwise have the legal right to use all IT assets used in or necessary for the immediate needs of the businesses of the Company and the Company Subsidiaries as they are currently conducted. To the Knowledge of the Company, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for the Company or any of the Company Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has received written notice of any claims, and there have been no Legal Proceedings (including any investigation or written notice), by any Governmental Entity or other Person alleging noncompliance with, or a violation by the Company or any of the Company Subsidiaries of, any Laws directed to data privacy and security.
Section 2.20Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Company SEC Documents furnished to or filed with the SEC and available on EDGAR at least twenty-four (24) hours prior to the date of this Agreement and (ii) the Company Benefit Plans, Section 2.20 of the Company Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, the Company or any of the Company Subsidiaries and, on the other hand, any (x) present executive officer or director of the Company or any of the Company Subsidiaries
28

or any Person that has served as an executive officer or director of the Company or any of the Company Subsidiaries within the last three years, (y) record or beneficial owner of more than five percent of the Company Common Stock as of the date of this Agreement or (z) to the Knowledge of the Company, any Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such officer, director or owner (other than the Company or any of the Company Subsidiaries).
Section 2.21Insurance. Section 2.21 of the Company Disclosure Letter sets forth a list of the material insurance policies (including directors and officers liability insurance) covering the Company and the Company Subsidiaries as of the date hereof. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, from December 31, 2021 through the date of this Agreement, each of the Company and the Company Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by the Company and the Company Subsidiaries during such time period. Neither the Company nor any of the Company Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of the Company or any of the Company Subsidiaries.
Section 2.22Information to be Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the Company Stockholders or the Parent Stockholders, or at the time of the Company Stockholders’ Meeting, include any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or to be supplied by the Parent Parties that is included or incorporated by reference in the foregoing documents.
Section 2.23Regulatory Proceedings.
(a)The Company is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.
(b)Except for facilities subject to Section 2.23(c), all properties and related facilities constituting the Company’s and the Company Subsidiaries’ properties (including any facilities under development) are (i) exempt from or otherwise not subject to regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
(c)Except for certain facilities, as described on Section 2.23(c) of the Company Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither the Company nor any of the Company Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).
(d)The Company is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.
Section 2.24Takeover Statutes. The restrictions applicable to business combinations contained in Section 203 of the DGCL (or any other Takeover Laws or similar statute or regulation) are inapplicable to the
29

execution, delivery or performance of this Agreement or the consummation of the Mergers and the other transactions contemplated hereby. To the Knowledge of the Company, no other Takeover Laws or any anti-takeover provision in the Company Organizational Documents are, or at the Initial Merger Effective Time will be, applicable to the Company, the Mergers, this Agreement or any of the transactions contemplated hereby.
Section 2.25Financial Advisor. Except for BofA Securities, Inc. and Evercore Group L.L.C. (the fees and expenses of which will be paid by the Company and are reflected in the respective agreement between such financial advisor and the Company), neither the Company nor any of the Company Subsidiaries has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other transactions contemplated by this Agreement. The Company has furnished to Parent accurate and complete copies of its agreements with BofA Securities, Inc. and Evercore Group L.L.C. relating to the Mergers.
Section 2.26Opinion of Financial Advisor. Each of BofA Securities, Inc. and Evercore Group L.L.C. has delivered to the Company Board its respective oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based on and subject to the factors and assumptions set forth in such written opinion, the Exchange Ratio provided for in this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than Excluded Shares).
Section 2.27Certain Payments.
(a)Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since December 31, 2021, (i) none of the Company, any of the Company Subsidiaries, nor, to the Knowledge of the Company, any Company or Company Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of the Company or any of the Company Subsidiaries, has violated any applicable Anti-Corruption Law, International Trade Laws or Money-Laundering Laws; and (ii) none of the Company, any of the Company Subsidiaries nor, to the Knowledge of Company, any Company or Company Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of the Company or any of the Company Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers, tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any Person otherwise acting in an official capacity for or on behalf of a Governmental Entity, whether elected or appointed, including an officer or employee of a state-owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such Person, a “Government Official”) (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting the Company, any of the Company Subsidiaries, or any Company or Company Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of the Company or any of the Company Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.
(b)Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, since December 31, 2021, the Company and the Company Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, International Trade Laws and Money-Laundering Laws.
Section 2.28Stockholder Rights Plan; Anti-Takeover Provisions. Except for the Rights Agreement, there is no stockholders rights plan, “poison pill” anti-takeover plan or other similar arrangement in effect, to which the Company is party or otherwise bound. The Company has amended, and the Company and the Company Board
30

have taken all necessary action to amend, the Rights Agreement to render the Rights (as defined in the Rights Agreement) issued pursuant to the Rights Agreement inapplicable to the Parent Parties and to the execution and delivery of this Agreement or the consummation of the Mergers or any other transaction contemplated by this Agreement and to ensure that none of the execution or delivery of this Agreement or the consummation of the Mergers will result in (a) the occurrence of any Section 11(a)(ii) Event (as defined in the Rights Agreement), (b) a Stock Acquisition Date or a Distribution Date (each, as defined in the Rights Agreement) or (c) the Rights becoming evidenced by, and transferable pursuant to, certificates separate from the certificates representing shares of Company Common Stock. The Company and the Company Board have taken all actions necessary to ensure that the Rights shall expire at or prior to the Initial Merger Effective Time, without the payment of any money or other consideration. A true and correct copy of such amendment to the Rights Agreement and the action of the Company Board approving such amendment has been provided to Parent on or prior to the date hereof, and such amendment remains in full force and effect.
Section 2.29No Additional Representations. Except for those representations and warranties expressly set forth in this Article II and any certificate delivered pursuant to the provisions hereof, neither the Company nor any of the Company Subsidiaries or other Person acting on behalf of the Company makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Except for those representations and warranties expressly set forth in this Article II and any certificate delivered pursuant to the provisions hereof, neither the Company nor any of the Company Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, the Parent Parties or their Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and the Company Subsidiaries or the future business and operations of the Company and the Company Subsidiaries.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES
Except as disclosed in (a) the Parent SEC Documents furnished to or filed with the SEC on or after January 1, 2024 and available on EDGAR at least twenty-four (24) hours prior to the date hereof (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (other than any historical factual information contained within such sections or statements)), where it is reasonably apparent on its face that such disclosure is applicable to the representation; or (b) the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent on its face), Parent represents and warrants to the Company as follows:
Section 3.1Due Organization; Subsidiaries.
(a)Parent is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)Each of the Parent Subsidiaries is a legal Entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Subsidiaries has all requisite corporate or similar power and
31

authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Subsidiaries is qualified to do business and is in good standing as a foreign corporation or other legal Entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)Parent has delivered or made available to the Company accurate and complete copies of the certificate of incorporation and bylaws of Parent (collectively, the “Parent Organizational Documents”), the certificate of incorporation and bylaws of Merger Sub Inc. and the certificate of formation and limited liability company agreement of Merger Sub LLC. Parent is not in material violation of the Parent Organizational Documents.
(d)All OpCo LLC Units have been validly issued and are fully paid, to the extent required under the applicable organizational documents of OpCo LLC. All of the Opco LLC Units held by Parent are held free and clear of all Encumbrances, other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Opco LLC Agreement.
Section 3.2Authority; Binding Nature of Agreement.
(a)Each of the Parent Parties has all requisite corporate power and authority to enter into and to perform their respective obligations under this Agreement and, subject to the receipt of Parent Stockholder Approval and the approval of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub Inc. (the “Merger Sub Sole Stockholder Approval”), to consummate the Mergers and the other transactions contemplated hereby, including the Stock Issuance. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Mergers and of the other transactions contemplated by this Agreement, including the Stock Issuance, have been duly authorized by all necessary corporate action on the part of the Parent Parties (other than the Merger Sub Sole Stockholder Approval and, with respect to the Stock Issuance, the receipt of Parent Stockholder Approval).
(b)The Parent Board has unanimously (i) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are in the best interests of, and are advisable to, Parent and the Parent Stockholders, (ii) approved and declared advisable this Agreement, the Mergers and the other transactions contemplated by this Agreement and (iii) resolved to make the Parent Recommendation. Except in connection with a Parent Adverse Recommendation Change in accordance with Section 5.4, such resolutions of the Parent Board have not been rescinded, modified or withdrawn in any way. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub Inc., will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as the sole stockholder of Merger Sub Inc. and Parent will deliver a copy of such approval promptly to the Company.
(c)This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, subject to Enforceability Exceptions.
Section 3.3Approval Required. (a) The approval of the Stock Issuance under Sections 312.03(c) and 312.07 of the NYSE Listed Company Manual by the affirmative vote of the holders of a majority of the shares of Parent Class A Common Stock and Parent Class B Common Stock entitled to vote thereon, voting as a single class (the “Parent Stockholder Approval”), and (b) the prior approval of the holder (or holders) of the issued and outstanding Parent Series I Preferred Stock in accordance with the Parent Organizational Documents (the “Parent Preferred Stockholder Approval”) are the only approvals of the holders of any class or series of capital stock of Parent necessary to approve and consummate the Mergers and the other transactions contemplated hereby, including the Stock Issuance. Parent has delivered to the Company a true and accurate copy of the written consent with respect to the Parent Preferred Stockholder Approval in accordance with the Parent Organizational Documents, and such consent has not been modified, withdrawn or revoked in any respect.
32

Section 3.4Capitalization.
(a)The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Class A Common Stock, 500,000,000 shares of Class B common stock, par value $0.0001 (“Parent Class B Common Stock”) and 500,000,000 shares of preferred stock, par value $0.0001 (“Parent Preferred Stock”), 1,000 of which are designated as “Series I Preferred Stock” (the “Parent Series I Preferred Stock”). As of May 13, 2024, (i) 111,516,601 shares of Parent Class A Common Stock are issued and outstanding, which includes 202,008 shares of restricted Parent Common Stock issued pursuant to the Parent Incentive Plans (“Parent Restricted Stock”), (ii) 1,071,553 shares of Parent Class A Common Stock are held in Parent’s treasury and no shares of Parent Class B Common Stock are held in Parent’s treasury, (iii) 65,948,124 shares of Parent Class B Common Stock are issued and outstanding, (iv) no shares of Parent Common Stock are held by any of the Parent Subsidiaries, (v) 11,595,082 shares of Parent Class A Common Stock are issuable pursuant to the Parent Incentive Plans, of which (1) 341,639 shares of Parent Common Stock are issuable in respect of restricted stock units granted under the Parent Incentive Plans (“Parent RSUs”), (2) 11,253,443 shares of Parent Common Stock are issuable in respect of performance stock units granted under the Parent Incentive Plans (“Parent PSUs”), assuming a target level of achievement, (3) 2,693,120 shares of Parent Common Stock are reserved for the grant of additional awards under the Parent Incentive Plans and (4) 65,948,124 shares of Parent Class A Common Stock are available for issuance in exchange for OpCo LLC Units (together with the cancellation of the corresponding shares of Parent Class B Common Stock), and (vi) 1,000 shares of Parent Series I Preferred Stock are issued and outstanding. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued, and are fully paid and nonassessable and are not subject to any preemptive right, and all shares of Parent Class A Common Stock which may be issued pursuant to the settlement of Parent RSUs or Parent PSUs pursuant to the Parent Incentive Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive right. Except as set forth on Section 3.4(a) of the Parent Disclosure Letter, there are not any phantom stocks or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Parent or the Parent Subsidiaries and there are no outstanding stock appreciation rights with respect to the capital stock of Parent or the Parent Subsidiaries. Other than Parent Common Stock and Parent Preferred Stock, there are no other authorized classes of capital stock of Parent.
(b)The shares of Parent Class A Common Stock to be issued pursuant to the Mergers, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, and not subject to any preemptive right.
(c)The authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding, all of which shares are directly owned by Parent.
(d)All of the issued and outstanding limited liability company interests of Merger Sub LLC are directly owned by Artemis Holdings.
(e)Except for the OpCo LLC Agreement, the Specified Rights Agreement, the Management Agreement, the Voting Agreements, the Parent Organizational Documents and the organizational documents of the Parent Subsidiaries, there are no voting trusts or other agreements or understandings to which Parent, any of the Parent Subsidiaries or, to the Knowledge of Parent, any of their respective executive officers or directors is a party with respect to the voting of Parent Common Stock or the capital stock or other equity interests of any of the Parent Subsidiaries.
(f)Other than as set forth in the Parent Incentive Plans, the OpCo LLC Agreement, the Parent RSUs, the Parent PSUs and as set forth on Section 3.4(f) of the Parent Disclosure Letter, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which Parent or any of the Parent Subsidiaries is a party obligating Parent or any of the Parent Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any of the Parent Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (ii) grant, extend or enter into such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or
33

otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of loan, capital contribution or otherwise) in any of the Parent Subsidiaries. At the Initial Merger Effective Time, other than as set forth in the Parent Incentive Plans, the OpCo LLC Agreement, the Parent RSUs, the Parent PSUs and as set forth on Section 3.4(f) of the Parent Disclosure Letter, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Parent or any of the Parent Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of Parent or any of the Parent Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or any other such securities or agreements.
(g)There are no outstanding bonds, debentures, notes or other Indebtedness of Parent or any of the Parent Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent or any of the Parent Subsidiaries may vote.
Section 3.5Governmental Filings; No Violations.
(a)Other than the filings, notices, waiting periods or approvals required by (i) Section 1.3, (ii) the HSR Act, (iii) the Exchange Act, including the filing with the SEC of the Registration Statement, the Joint Proxy Statement/Prospectus and other filings required under federal or state securities laws and (iv) the NYSE rules and regulations, no consent, approval, Order, license, Permit or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is necessary or required to be obtained or made by or with respect to Parent or any of the Parent Subsidiaries in connection with the execution and delivery of this Agreement, the performance by each of the Parent Parties of its obligations under this Agreement and the consummation by the Parent Parties of the Mergers and the other transactions contemplated hereby, except those that the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)The execution and delivery of this Agreement by the Parent Parties does not, and the consummation of the Mergers and the other transactions contemplated hereby will not (with or without notice or lapse of time or both), (i) violate or conflict with any provision of the Parent Organizational Documents, (ii) subject to the filings, notices, waiting periods or approvals contemplated by Section 3.5(a) and obtaining the Parent Stockholder Approval and the Merger Sub Sole Stockholder Approval, violate or conflict with any Laws or any Order applicable to Parent or any of the Parent Subsidiaries or any of their respective assets or properties, (iii) subject to obtaining the third-party consents and approvals set forth in Section 3.5(b) of the Parent Disclosure Letter, violate, conflict with, or result in a breach of any provision of, or constitute a default under, or trigger any obligation to repurchase, redeem or otherwise retire Indebtedness under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, guaranteed payment or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the assets of Parent or any of the Parent Subsidiaries pursuant to any provisions of any note, bond, mortgage, indenture, deed of trust, Permit, concession, lease, instrument, obligation or other Contract of any kind to which Parent or any of the Parent Subsidiaries is now a party or by which it or any of its assets may be bound, or trigger any buy-sell or similar agreements, or (iv) result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of the Parent Subsidiaries (including the Company and the Company Subsidiaries following the Mergers), except, in the case of clauses (ii), (iii) and (iv) for any breach, violation, conflict, termination, default, acceleration, creation, change, conflict or Encumbrance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.6SEC Filings; Financial Statements.
(a)All forms, documents and reports, together with all exhibits, financial statements and schedules filed or furnished therewith, and all information, documents and agreements incorporated in any such form, document or report (but not including any document incorporated by reference into an exhibit), excluding the Joint Proxy Statement/Prospectus, required to have been filed with or furnished to the SEC by Parent or any of the Parent Subsidiaries since January 1, 2024 have been timely filed or furnished, as the case may be. All such forms, documents and reports, including any audited or unaudited financial statements and any notes thereto or schedules
34

included therein (including those that Parent may file after the date of this Agreement and prior to the Closing Date), are referred to herein as the “Required Parent SEC Documents,” and such Required Parent SEC Documents, with any voluntarily filed forms, documents, reports or other document filed by the Parent with the SEC on or since January 1, 2024 (excluding, in each case, information explicitly deemed “furnished” rather than “filed”), are referred to herein as the “Parent SEC Documents.” As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Required Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX and (ii) none of the Parent SEC Documents (A) in the case of any registration statement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (B) in the case of Company SEC Documents other than registration statements, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b)The financial statements (including related notes, if any) contained in the Required Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. For purposes of this Agreement, “Parent Balance Sheet” means that audited consolidated balance sheet (and notes thereto) of Parent and its consolidated Subsidiaries as of December 31, 2023 (the “Parent Balance Sheet Date”) set forth in Parent’s Annual Report on Form 10-K filed with the SEC on March 4, 2024.
(c)Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Parent’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and the audit committee of the Parent Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since January 1, 2024, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.
(d)Since the Parent Balance Sheet Date, neither Parent nor any of the Parent Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of the Parent Subsidiaries has received or otherwise obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures,
35

methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices.
(e)Section 3.6(e) of the Parent Disclosure Letter contains a complete and accurate list of all Derivative Products entered into by Parent or any of the Parent Subsidiaries or for the account of any of its customers as of May 8, 2024. All such Derivative Products were, and any Derivative Product entered into after the date of this Agreement will be, entered into in accordance in all material respects with applicable Laws, and in accordance in all material respects with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and the Parent Subsidiaries (collectively, the “Parent Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Product. Section 3.6(e) of the Parent Disclosure Letter identifies any such counterparty as to which, to the Knowledge of Parent, Parent or any of the Parent Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Product. Parent and each of the Parent Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Products to the extent that such obligations to perform have accrued, and, to the Knowledge of Parent, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Prior to the date of this Agreement, Parent has delivered or made available to Parent an accurate and complete copy of the Parent Risk Policies in effect as of the date of this Agreement. Since the Parent Balance Sheet Date, there have been no material violations of the Parent Risk Policies.
(f)As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.
Section 3.7Absence of Changes. Since the Parent Balance Sheet Date, (a) as of the date hereof, Parent and the Parent Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business in a consistent manner with past practice prior to such date, (b) there has not been any event, change, effect, development, condition or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (c) as of the date hereof, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned or leased by the Parent or any of the Parent Subsidiaries, including the Oil and Gas Properties of the Parent and the Parent Subsidiaries, whether or not covered by insurance and (d) none of Parent or any of the Parent Subsidiaries has taken or agreed or omitted to take any action that, if taken or omitted during the period from the date of this Agreement through the Initial Merger Effective Time without the Company’s consent, would constitute a breach of clause (i), (ii), (iv) or (v) of Section 4.2(b), or (solely with respect to clauses (i), (ii), (iv) and (v) of Section 4.2) Section 4.2(b)(viii).
Section 3.8Absence of Undisclosed Liabilities. Since the Parent Balance Sheet Date, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be reflected in financial statements prepared in accordance with GAAP, except for: (a) liabilities reflected or reserved against in Parent Balance Sheet (or the notes thereto), (b) liabilities that have been incurred by Parent or any of the Parent Subsidiaries since the Parent Balance Sheet Date in the ordinary course of business consistent with prior practice (but excluding violations of Law, compliance matters, internal investigations, spills, breach of Contracts or Permits, torts or infringement), (c) liabilities incurred in connection with the transactions contemplated by this Agreement and (d) liabilities which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material
36

liabilities of, Parent or any of the Parent Subsidiaries, in Parent’s consolidated financial statements or the Parent SEC Documents.
Section 3.9Compliance with Laws; Regulation.
(a)Each of Parent and the Parent Subsidiaries and, with respect to any Oil and Gas Properties of Parent and the Parent Subsidiaries that are operated by third parties, to the Knowledge of Parent, such third parties are and, since December 31, 2021, have been, conducted in compliance with all applicable Laws (other than compliance with (i) Tax Laws, which is covered solely by Section 3.11, (ii) Environmental Laws, which is covered solely by Section 3.14 and (iii) Anti-Corruption Laws, International Trade Laws or Money-Laundering Laws, which are covered solely by Section 3.29), except for instances of non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2021, neither Parent nor any of the Parent Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)Each of Parent and the Parent Subsidiaries is in possession of all Permits (other than Permits required under Environmental Laws, which are covered solely by Section 3.14) necessary for it to own, lease and operate its respective properties or otherwise to carry on its businesses as it is now being conducted (the “Parent Permits”), and all such Parent Permits are in full force and effect and no suspension, revocation, termination, cancellation, non-renewal, or modification not requested by Parent of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where the failure to have, or the suspension, revocation, termination, non-renewal, cancellation or modification of, any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries, and their respective businesses as currently conducted, are in compliance with the terms of the Parent Permits, except failures so to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)Each of Parent and the Parent Subsidiaries and, to the Knowledge of Parent, its and their respective directors and officers, is in compliance in all material respects with (i) the provisions of SOX and the related rules and regulations promulgated thereunder or under the Exchange Act and (ii) the listing and corporate governance rules and regulations of the NYSE, in each case in the foregoing clauses (i) and (ii) as such provisions, rules and regulations are applicable to such Person.
Section 3.10Material Contracts.
(a)All Contracts, including amendments thereto, required to be filed as an exhibit to any report of Parent filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K under the Exchange Act have been so filed, and, as of the date hereof, no such Contract has been amended or modified (or further amended or modified, as applicable) since the date so filed.
(b)Each Parent Material Contract is valid and binding on Parent or the Parent Subsidiary party thereto, as the case may be, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect in accordance with its terms, except for (i) terminations or expirations at the end of the stated term or (ii) such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in each case subject to Enforceability Exceptions.
(c)Neither Parent nor any of the Parent Subsidiaries is in breach of, or default under the terms of, and, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of, or default under the terms of, any Parent Material Contract, nor is any event of default (or similar term) continuing under any Parent Material Contract, and, to the Knowledge of Parent, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Parent Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
37

Section 3.11Taxes.
(a)Except as would not reasonably be expected have, individually or in the aggregate, a Parent Material Adverse Effect:
(i)All Tax Returns required to be filed by the Parent or any of the Parent Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are true, correct and complete in all respects. All Taxes that are due and payable by the Parent or any of the Parent Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid or adequate reserves in respect thereof have been established on the financial statements of the Parent in accordance with GAAP. The Parent and each of the Parent Subsidiaries has timely withheld and paid all Taxes required to be withheld and paid by it and has complied in all respects with all related information reporting and record retention requirements.
(ii)There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Parent or any Parent Subsidiary (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).
(iii)There is no outstanding claim, assessment or deficiency against the Parent or any of the Parent Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Parent in accordance with GAAP. There are no Legal Proceedings with respect to Taxes pending or threatened in writing against the Parent or any of the Parent Subsidiaries.
(iv)Neither the Parent nor any of the Parent Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Parent or any of the Parent Subsidiaries) or has any liability for Taxes of any Person (other than the Parent or any of the Parent Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.
(v)No written claim has been made by any Taxing Authority in a jurisdiction where the Parent or any of the Parent Subsidiaries does not currently file a Tax Return that the Parent or such Parent Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.
(vi)There are no Encumbrances for Taxes on any of the assets of the Parent or any of the Parent Subsidiaries, except for Permitted Encumbrances.
(vii)Neither the Parent nor any of the Parent Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date as a result of any (A) adjustment pursuant to Section 482 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any analogous provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction, or open transaction disposition made on or prior to the Closing Date, or (D) prepaid amount received on or prior to the Closing Date.
(b)Neither the Parent nor any of the Parent Subsidiaries has constituted a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1) of the Code, in a distribution of stock intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution which would otherwise constitute part of a “plan” or a “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
38

(c)Neither the Parent nor any of the Parent Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(d)Neither the Parent nor any of the Parent Subsidiaries is a party to, has any obligation under or is bound by any material Tax allocation, Tax sharing, Tax indemnity, or similar arrangement, understanding or agreement pursuant to which it will have any potential material liability to any Person after the Initial Merger Effective Time (excluding (i) any Contract or arrangement solely between or among the Parent and/or any of the Parent Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax).
(e)Following the Initial Merger Effective Time, Parent or a member of Parent’s “qualified group” (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) of corporations plans and intends to continue Company’s “historic business” or use a “significant portion” of Company’s “historic business assets” in a business (as such terms are defined in Treasury Regulations Sections 1.368-1(d)(2) and (3)).
(f)Parent has no plan or intention to cause the Subsequent Surviving Company to sell, transfer or otherwise dispose of a material amount of its assets, except for sales, transfers or dispositions of such assets made in the ordinary course of business or transfers or dispositions that are disregarded for U.S. federal income tax purposes or permitted by Treasury Regulations Section 1.368-2(k).
Section 3.12Employee Benefit Plans.
(a)Section 3.12(a) of the Parent Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all material Parent Benefit Plans. With respect to each material Parent Benefit Plan, Parent has made available to the Company true and complete copies of such Parent Benefit Plan, including all material amendments thereto (or with respect to each Parent Benefit Plan not reduced to writing, a written summary of all material terms), and, to the extent applicable: (i) any related trust or other funding agreements, (ii) the most recent annual report on Form 5500 series, with accompanying schedules and attachments (including accountants’ opinions, if applicable), (iii) the most recent actuarial valuation, (iv) the most recent favorable determination letter, (v) the most recent summary plan description provided to participants (and all summaries of material modifications), and (vi) all non-routine correspondence to or from any Governmental Entity in the past one year addressing any matter involving actual or potential material liability relating thereto.
(b)None of Parent, the Parent Subsidiaries, and any other Entity (whether or not incorporated) which is treated as a single employer together with Parent or any of the Parent Subsidiaries within the meaning of Section 4001(b) of ERISA (each, a “Parent ERISA Affiliate”) sponsors, maintains, contributes to, has any obligation to contribute to, or may be reasonably expected to have any actual or contingent material liability with respect to (or in the past six (6) years has sponsored, maintained, contributed to, had any obligation to contribute to, or would reasonably have been expected to have any actual or contingent material liability with respect to), and no Parent Benefit Plan is, a plan that is or was (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(c)Other than as required under ERISA Sections 601 to 608 or other applicable Law, no Parent Benefit Plan provides post-termination or retiree medical benefits to any individual for any reason, and none of Parent, the Parent Subsidiaries, and the Parent ERISA Affiliates has any liability to provide post-termination or retiree medical benefits to any individual. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (i) with respect to any Parent Benefit Plan, none of Parent and the Parent Subsidiaries, and, to the Knowledge of Parent, any other Person, has engaged in a “prohibited transaction” or breach of a fiduciary duty (as determined under ERISA) in connection with which Parent or any Parent Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material and (ii)
39

Parent and the Parent Subsidiaries have not incurred any liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.
(d)Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (i) all of the Parent Benefit Plans have been established and maintained in material compliance with their terms and all applicable Laws, including ERISA and the Code; (ii) each Parent Benefit Plan subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with such provision and the applicable guidance thereunder; (iii) each Parent Benefit Plan which is intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualified status under Section 401(a) of the Code, and to the Knowledge of Parent, nothing has occurred since the issuance of such letter (or could reasonably be expected to occur) which might impair the qualified status of such plan; (iv) all material contributions required to be made with respect to any Parent Benefit Plan have been made and all obligations in respect of each Parent Benefit Plan have been accrued and reflected in Parent’s financial statements to the extent required by GAAP; (v) there are no pending or, to the Knowledge of Parent, threatened (in writing) claims by on behalf of any of the Parent Benefit Plans, by any Parent Person or beneficiary covered under any Parent Benefit Plan (other than routine claims for benefits); and (vi) no Parent Benefit Plan is maintained for the benefit of Parent Persons outside of the United States.
(e)Except as otherwise set forth on Section 3.12(e) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either solely as a result thereof or as a result thereof in conjunction with another event): (i) cause or result in an increase in the amount of (or a new entitlement to), or accelerate the timing of vesting or payment of, any benefits or compensation payable under any Parent Benefit Plan in respect of any Parent Person; (ii) cause Parent or any of the Parent Subsidiaries to transfer or set aside any assets to fund any benefits under any Parent Benefit Plan; (iii) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan; or (iv) result in any payment from Parent or any of the Parent Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) of Parent or any of the Parent Subsidiaries, that could, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(f)Neither Parent nor any Parent Subsidiary has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with a Gross Up Right.
Section 3.13Employee and Labor Matters.
(a)Neither Parent nor any of the Parent Subsidiaries is, or has been, a party or subject to, or otherwise bound by, any Labor Agreements, and neither the Parent nor any Parent Subsidiaries is in the process of negotiating any Labor Agreement. No employee of Parent or any Parent Subsidiary is, or has been, represented by a labor union, trade union, works council, employee representative bodies or other labor organizations with respect to such employee’s employment with Parent or any Parent Subsidiary and, to the Knowledge of Parent, no labor union, trade union, works council, employee representative body, or other labor organization is seeking to represent any employees of Parent or any of the Parent Subsidiaries.
(b)There is not now in existence, nor has there been since December 31, 2021, any pending or, to the Knowledge of Parent, threat of any: (i) material strike, slowdown, stoppage, picketing, lockout or other labor disturbance against or affecting Parent or any of the Parent Subsidiaries; or (ii) labor-related demand for representation. There is not now in existence any pending or, to the Knowledge of Parent threatened, Legal Proceeding alleging or involving any violation of any employment-related, labor-related or benefits-related Law against, in respect of or relating to Parent, any of the Parent Subsidiaries or any Parent Benefit Plan, including any claims arising under any such Law by or on behalf of any independent contractors, consultants or leased personnel, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
40

(c)To the Knowledge of Parent, none of Parent’s or the Parent Subsidiaries’ employment, labor, benefits or other policies or practices applicable to any current or former employee, independent contractor or leased personnel of Parent or any of the Parent Subsidiaries are being audited or investigated by any Governmental Entity. Neither Parent nor any Parent Subsidiary is subject to any labor- or employment-related requirements by virtue of being a federal, state, or local government contractor or subcontractor.
(d)None of Parent or any of the Parent Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of Parent or any of the Parent Subsidiaries that involves allegations relating to sexual harassment or other unlawful discrimination or retaliation by an officer or supervisory employee of the Parent or any of the Parent Subsidiaries. To the Knowledge of Parent, since December 31, 2021, no allegations of sexual harassment or other unlawful discrimination or retaliation have been made against any officer or supervisory employee of Parent or any of the Parent Subsidiaries in such officer’s or supervisory employee’s capacity as a service provider to Parent or any of the Parent Subsidiaries.
(e)To the Knowledge of Parent, each individual who is currently providing services to Parent or any of the Parent Subsidiaries as an independent contractor or consultant is properly classified and properly treated as an independent contractor or consultant by the Parent or the Parent Subsidiaries.
(f)Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, (i) Parent and the Parent Subsidiaries are, and since December 31, 2021 have been, in compliance with all applicable Laws relating to labor and employment, including all such Laws regarding wages and hours, overtime pay, classification of employees and contractors (including classification of Parent Persons as employees or contractors), classification of employees as exempt or non-exempt, meal and rest breaks, employee training, anti-discrimination, anti-retaliation, anti-harassment, employee notices, expense reimbursement, occupational safety and health, recordkeeping, employee leave, Tax withholding and reporting, and immigration, and (ii) there is no (and since December 31, 2021 there has been no) pending, or to the Knowledge of Parent threatened, Legal Proceeding brought by or on behalf of any Parent Person, including any such Legal Proceeding alleging non-compliance with any labor or employment Law.
(g)Neither Parent nor any of the Parent Subsidiaries has any liability or obligation under the WARN Act that remains unsatisfied.
Section 3.14Environmental Matters.
(a)Each of Parent and the Parent Subsidiaries has been, since December 31, 2020, and currently is, in compliance with, all applicable Environmental Laws, except where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries have not received any written communication from a Governmental Entity or any other Person alleging that Parent and the Parent Subsidiaries are not in such compliance, and, to the Knowledge of Parent, there are no circumstances conditions, events or incidents that may prevent or interfere with such compliance in the future to the extent such prevention or interference would be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)Each of the Parent and the Parent Subsidiaries has been, since December 31, 2020, and currently is in compliance with all Permits required under applicable Environmental Laws, each such Permit is in full force and effect, and there are no Legal Proceedings pending, or to the Knowledge of the Company, threatened that would result in the termination, revocation, or adverse modification of any such Permit, the subject of which has not been fully and finally resolved, in each case, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)No transfers of Permits under Environmental Laws, and no additional Permits or other governmental authorizations under Environmental Laws, will be required to permit the ownership or operation of the assets and properties of Parent and the Parent Subsidiaries or the conduct of the business of Parent and the Parent Subsidiaries in material compliance with all applicable Environmental Laws immediately following the Closing Date, as conducted by Parent and the Parent Subsidiaries immediately prior to the Closing Date, except for such
41

transfers or additional Permits or other governmental authorizations the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)There is no Environmental Claim pending or, to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries or, to the Knowledge of Parent, against any Person whose liability for any Environmental Claim of Parent or any of the Parent Subsidiaries has or may have been retained or assumed either contractually or by operation of Law which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(e)There are no past or present (or to the Knowledge of Parent, future) actions, circumstances or conditions, including, the Release, threatened Release or presence of any Hazardous Material which could form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f)Excluding customary indemnities entered into the ordinary course of business, neither Parent nor any Parent Subsidiary has retained or assumed by contract or operation of law any liabilities of any other Person under Environmental Law, which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(g)The consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any financial assurance, bond, letter of credit, or similar instrument required for the operation of Parent or any Parent Subsidiary under any Environmental Law or Permits required under Environmental Law, except where the failure to complete or conduct any such filings, notifications or actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.15Oil and Gas Matters.
(a)Parent has made available to the Company the report of Ryder Scott Company, L.P. (“Ryder Scott”) regarding its estimate, as of December 31, 2023, of the proved Hydrocarbon reserves of Parent and the Parent Subsidiaries with respect to the Oil and Gas Properties of Parent and the Parent Subsidiaries referred to in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Parent Reserve Report”). The factual, non-interpretive data relating to the Oil and Gas Properties of Parent and the Parent Subsidiaries on which the Parent Reserve Report was based was complete and accurate at the time such data was provided to Ryder Scott for use in the Parent Reserve Report, except for any incompleteness or inaccuracy that would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, there are no material errors in the assumptions and estimates used by Ryder Scott in connection with the preparation of the Parent Reserve Report. The proved Hydrocarbon reserve estimates of Ryder Scott set forth in the Parent Reserve Report fairly reflect, in all material respects, the proved Hydrocarbon reserves of Parent and the Parent Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC, as applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The estimates of proved Hydrocarbon reserves used by Ryder Scott in connection with the preparation of the Parent Reserve Report complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.
(b)Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid and (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (other than any such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business consistent with past practice or (y) which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law).
42

(c)Following the consummation of the transactions contemplated by this Agreement, all bonds or other financial assurances (having an individual face value in excess of $2,500,000 individually or face values of $10,000,000 in the aggregate) held by Parent or its Subsidiaries or issued for the benefit of any thereof that are required for Parent or such Subsidiaries to own and operate the Oil and Gas Properties that it currently owns and operates will remain in place.
Section 3.16Legal Proceedings; Orders. There is no pending Legal Proceeding (other than any Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 3.11 and Section 3.14, respectively) and, within the twelve (12) months prior to the date hereof, to the Knowledge of Parent, no Person has threatened to commence any Legal Proceeding (other than any Legal Proceedings involving Tax matters or environmental matters, which are covered solely by Section 3.11 and Section 3.14, respectively), against Parent or any of the Parent Subsidiaries or any of the material assets owned or used by any of them, in each case which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no unsatisfied Order to which Parent or any of the Parent Subsidiaries, or any of the material assets owned or used by any of them, is subject which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.17Title to Properties
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for any property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Parent Reserve Report or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, Parent and the Parent Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and the Parent Subsidiaries free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of the Parent Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of the Parent Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share reflected in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties (other than decreases in connection with operations in which Parent and/or one or more of the Parent Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Parent Reserve Report), (B) obligates Parent (or one or more of the Parent Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest reflected in the Parent Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except to the extent that enforceability thereof may be limited by Enforceability Exceptions, each material Oil and Gas Lease of Parent or any of the Parent Subsidiaries (i) constitutes the valid and binding obligation of Parent or the Parent Subsidiaries and, to the Knowledge of Parent, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Initial Merger Effective Time will continue to constitute a valid and binding obligation of Parent or the Parent Subsidiaries and, to the Knowledge of Parent, each of the other parties thereto, in accordance with its terms. Each of Parent and the Parent Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of Parent, each other party thereto and each applicable third party operator, has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease of Parent or any of the Parent Subsidiaries. There is not, to the Knowledge of Parent, under any Oil and Gas Lease of Parent or any of the Parent Subsidiaries, any material default or event which, with notice or lapse of time or both, would constitute a material default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case,
43

except such defaults, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of Parent, neither Parent nor any of the Parent Subsidiaries has received any written notice of any material violation or breach of, material default under or intention to cancel, terminate, materially modify or not renew any material Oil and Gas Lease of Parent or any of the Parent Subsidiaries.
(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (i) and (ii) below, except with respect to any of the Oil and Gas Properties of Parent or any of the Parent Subsidiaries, (i) Parent and the Parent Subsidiaries have good, valid and defensible title to all real property owned by Parent or any of the Parent Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of the Parent Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”, and together with the Parent Owned Real Property, the “Parent Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each Contract under which Parent or any of the Parent Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to the Parent Leased Real Property (each, a “Parent Real Property Lease”), to the Knowledge of Parent, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Enforceability Exceptions, and neither Parent nor any of the Parent Subsidiaries, or to the Knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Real Property Lease and (iii) there does not exist any pending or, to the Knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties of Parent or any of the Parent Subsidiaries, the Parent Owned Real Property or the Parent Leased Real Property.
(d)There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Parent Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Parent Real Property by Parent and the Parent Subsidiaries in the operation of their respective businesses thereon. There are no outstanding options or rights of first refusal or first offer in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of Parent Owned Real Property by Parent and the Parent Subsidiaries in the operation of their respective businesses thereon. Neither Parent nor any of the Parent Subsidiaries is currently leasing, subleasing, licensing or otherwise granting any Person the right to use or occupy all or any portion of any Parent Real Property that would reasonably be expected to materially adversely affect the existing use or value of such Parent Real Property by Parent and the Parent Subsidiaries in the operation of their respective businesses thereon. The Parent Real Property constitutes all of the real estate (other than, for the avoidance of doubt, Oil and Gas Properties) used in and necessary for the operation of the respective businesses of Parent and the Parent Subsidiaries.
(e)Except (i) for amounts being held in suspense (by Parent, any of the Parent Subsidiaries, any third party operator thereof or any Person) in accordance with applicable Law, as reported in the Parent SEC Documents or as a results of the ongoing preparation and approval of division order title opinions for recently drilled Wells or (ii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and the Parent Subsidiaries are being received by such selling Persons in a timely manner. Neither Parent nor any of the Parent Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases of Parent or any of the Parent Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f)Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, all Hydrocarbon Wells and all water, carbon dioxide or injection Wells located on the Oil and Gas Leases of Parent or any of the Parent Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law and all drilling and completion (and plugging and abandonment, including plugging and abandonment of
44

permanently plugged wells located on the Oil and Gas Leases of Parent or any of the Parent Subsidiaries) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law.
(g)None of the Oil and Gas Properties of Parent or any of the Parent Subsidiaries is subject to any preferential purchase, pre-emption, consent, tag-along or similar right or obligation, or to any right of termination, cancellation or revocation, that would become operative or with which Parent or any of its Affiliates would be required to comply as a result of the transactions contemplated by this Agreement except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(h)As of the date of this Agreement, and except as provided for in the Parent Budget, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contracts which are binding on the Company, or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties and which Parent reasonably anticipates will individually require expenditures by Parent or any of the Parent Subsidiaries in excess of $10,000,000 in the aggregate (net to the interest of Parent and the Parent Subsidiaries).
(i)Except as would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, there are no Wells that constitute a part of the Oil and Gas Properties of the Parent or any of the Parent Subsidiaries in respect of which Parent or any of the Parent Subsidiaries has received a notice, claim, demand or Order notifying, claiming, demanding or requiring that such Wells be temporarily or permanently plugged and abandoned.
(j)All Oil and Gas Properties operated by Parent and the Parent Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices, and Parent and the Parent Subsidiaries have used all commercially reasonable efforts (i) to maintain all Oil and Gas Leases and Oil and Gas Properties for current and future operations and (ii) to meet any and all drilling obligations provided for in any and all agreements and contracts covering the Oil and Gas Leases and Oil and Gas Properties, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.18Rights-of-Way. Each of Parent and the Parent Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each Person (collectively “Parent Rights-of-Way”) as are sufficient to conduct its business as presently conducted in the ordinary course, except for such Parent Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has fulfilled and performed all its material obligations with respect to such Parent Rights-of-Way and conduct their business in a manner that does not violate any of the Parent Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Parent Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Parent Rights-of-Way or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of the Parent Subsidiaries of the terms of any Parent Rights-of-Way) in the Parent Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 3.19Intellectual Property; IT and Privacy. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(a)Each of Parent and the Parent Subsidiaries owns or has a valid right to use, free and clear of all Encumbrances (other than Permitted Encumbrances), all Intellectual Property used or held for use in, or necessary to conduct, the business of Parent and the Parent Subsidiaries as currently conducted. The conduct of the business of Parent and each of the Parent Subsidiaries, since December 31, 2020, has not infringed upon, misappropriated or otherwise violated, and is not infringing upon, misappropriating or otherwise violating any Intellectual Property of any other Person. There is no claim pending or, to the Knowledge of Parent, threatened
45

against Parent or any of the Parent Subsidiaries alleging infringement, misappropriation or other violation by Parent or any of the Parent Subsidiaries of any Intellectual Property of any other Person or challenging the ownership, validity or enforceability of the Intellectual Property of Parent or any of the Parent Subsidiaries. To the Knowledge of Parent, no Person since December 31, 2020, has infringed upon, misappropriated, or otherwise violated, nor is infringing upon, misappropriating, or otherwise violating any Intellectual Property owned by the Parent or any of the Parent Subsidiaries, and since December 31, 2020, neither the Parent nor any of the Parent Subsidiaries has instituted or threatened in writing any claims against any Person alleging any infringement, misappropriation, or other violation of any such Intellectual Property or challenging the ownership, validity, or enforceability of any such Intellectual Property. Each of Parent and the Parent Subsidiaries takes and has taken commercially reasonable actions to protect the proprietary rights in its Intellectual Property including trade secrets and other confidential information and the trade secrets and other confidential information of other Persons possessed by Parent and the Parent Subsidiaries, and there has been no unauthorized disclosure of trade secrets or other confidential information due to acts or omissions by Parent or any of the Parent Subsidiaries.
(b)Since December 31, 2021, (i) there has been no failure in, or disruptions of, its IT assets (including, for clarity, with respect to any third-party providers of such Software and IT assets) that has not been fully remedied; (ii) each of Parent and the Parent Subsidiaries has been and is in material compliance with its privacy policies, contractual obligations regarding data privacy and security and all applicable Laws directed to data privacy and security; and (iii) each of Parent and the Parent Subsidiaries has adopted, implemented and maintained a data privacy and security compliance program designed to protect its IT assets, personal information and material business information against reasonably anticipated threats, hazards and the unauthorized access, use or disclosure thereof. Parent and the Parent Subsidiaries own, lease, license, or otherwise have the legal right to use all IT assets used in or necessary for the immediate needs of the businesses of Parent and the Parent Subsidiaries as they are currently conducted. To the Knowledge of Parent, no Person has committed an unauthorized access, use or exfiltration, including any such access, use or exfiltration that requires disclosure to a Governmental Entity under applicable Law, with respect to any IT asset of or used for Parent or any of the Parent Subsidiaries, or personal information or material business information possessed or controlled by or on behalf of Parent or any of the Parent Subsidiaries. Neither Parent nor any of the Parent Subsidiaries has received written notice of any claims, and there have been no Legal Proceedings (including any investigation or written notice), by any Governmental Entity or other Person alleging noncompliance with, or a violation by Parent or any of the Parent Subsidiaries of, any Laws directed to data privacy and security.
Section 3.20Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Parent SEC Documents furnished to or filed with the SEC and available on EDGAR at least twenty-four (24) hours prior to the date of this Agreement and (ii) the Parent Benefit Plans, Section 3.20 of the Parent Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Parent or any of the Parent Subsidiaries and, on the other hand, any (x) present executive officer or director of Parent or any of the Parent Subsidiaries or any Person that has served as an executive officer or director of Parent or any of the Parent Subsidiaries within the last three years, (y) record or beneficial owner of more than five percent of the Parent Common Stock as of the date of this Agreement or (z) to the Knowledge of Parent, any Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such officer, director or owner (other than Parent or any of the Parent Subsidiaries).
Section 3.21Insurance. Section 3.21 of the Parent Disclosure Letter sets forth a list of the material insurance policies (including directors and officers liability insurance) covering Parent and the Parent Subsidiaries as of the date hereof. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, from December 31, 2021 through the date of this Agreement, each of Parent and the Parent Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for the nature of the property so insured and for companies in the United States conducting the business conducted by Parent and the Parent Subsidiaries during such time period. Neither Parent nor any of the Parent Subsidiaries has received any notice of cancellation or termination with respect to any material insurance policy of Parent or any of the Parent Subsidiaries.
46

Section 3.22Information to be Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC or becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the Company Stockholders or the Parent Stockholders, or at the time of the Parent Stockholders’ Meeting, include any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting which has become false or misleading. The Registration Statement and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by or to be supplied by the Company that is included or incorporated by reference in the foregoing documents.
Section 3.23Regulatory Proceedings.
(a)Parent is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.
(b)Except for facilities subject to Section 3.23(c), all properties and related facilities constituting Parent’s and the Parent Subsidiaries’ properties (including any facilities under development) are (i) exempt from or otherwise not subject to regulation by the U.S. Federal Energy Regulatory Commission under applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.
(c)Except for certain facilities, as described on Section 3.23(c) of the Parent Disclosure Letter, used in the transport of Hydrocarbons which are subject to the Interstate Commerce Act and are subject to the jurisdiction of the U.S. Federal Energy Regulatory Commission, and which are in substantial compliance with the applicable Laws, rules and regulations issued by any Governmental Entity, neither Parent nor any of the Parent Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).
(d)Parent is not an “investment company” within the meaning of the U.S. Investment Company Act of 1940.
Section 3.24Takeover Statutes. The restrictions applicable to business combinations contained in Section 203 of the DGCL (or any other Takeover Laws or similar statute or regulation) are inapplicable to the execution, delivery or performance of this Agreement or the consummation of the Mergers and the other transactions contemplated hereby. To the Knowledge of Parent, no other Takeover Laws or any anti-takeover provision in the Parent Organizational Documents are, or at the Initial Merger Effective Time will be, applicable to Parent, the Mergers, this Agreement or any of the transactions contemplated hereby.
Section 3.25Financial Advisor. Except for Jefferies LLC, Wells Fargo Securities, LLC and Intrepid Partners, LLC (the fees and expenses of which will be paid by Parent and are reflected in the respective agreement between such financial advisor and Parent), none of Parent, any of the Parent Subsidiaries or the Special Committee of the Parent Board has employed any financial advisor, investment bank, broker or finder who is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other transactions contemplated by this Agreement.
Section 3.26Opinion of Financial Advisor. The Parent Board has received the opinion of Jefferies LLC that, subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent as of the date of this Agreement. The Special Committee of the Parent Board has received the opinion of Intrepid Partners, LLC that, subject to the assumptions, qualifications and
47

limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent as of the date of this Agreement.
Section 3.27No Business Conduct. Merger Sub Inc. was incorporated on April 29, 2024, and Merger Sub LLC was formed on April 29, 2024. Since the inception of each of Merger Sub Inc. and Merger Sub LLC, neither entity has engaged in any activity, other than such actions in connection with (x) its organization or formation, as applicable, and (y) the preparation, negotiation and execution of this Agreement and the transactions contemplated thereby. Each of Merger Sub Inc. and Merger Sub LLC has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Mergers as provided in this Agreement.
Section 3.28Financing.
(a)At the Initial Merger Effective Time, Parent will have available to it sources of immediately available funds sufficient to consummate the Mergers and to pay all amounts required to be paid by it in connection with the transactions contemplated by this Agreement, including the Cash Election Consideration.
(b)As of the date hereof, Parent has provided to the Company a true, correct and complete copy of that certain commitment letter, dated as of the date hereof, by and among Finance LLC and the Debt Financing Sources party thereto (together with the term sheet and all exhibits, schedules and annexes thereto, the “Commitment Letter”), and all fee letters associated therewith (as amended, supplemented, extended, replaced or otherwise modified from time to time in accordance with the terms hereof, collectively, the “Fee Letter”) (provided that provisions in the Fee Letter related solely to fees, economic terms and “market flex” provisions agreed to by the parties may be redacted (none of which redacted provisions could reasonably be expected to impose additional conditions or contingencies on the availability of Debt Financing at the Closing), to provide, subject to the terms and conditions therein, Debt Financing in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement). The Commitment Letter has not been amended or modified prior to the date hereof, and, as of the date hereof, no amendment or modification is contemplated or pending, and the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2, as of the date hereof, no event has occurred which, with or without notice or lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Finance LLC or, to the Knowledge of Parent, any other Person, in each case, under the Commitment Letter. The funding of the full amount of the Debt Financing contemplated by the Commitment Letter is not subject to any conditions or other contingencies other than as set forth expressly therein and as of the date hereof, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Finance LLC and, to the Knowledge of Parent, each of the other parties thereto, as the case may be, subject to Enforceability Exceptions. All commitment and other fees required to be paid under the Commitment Letter prior to the date hereof have been paid in full. As of the date hereof, neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Debt Financing contemplated by the Commitment Letter, other than as set forth in the Commitment Letter and the Fee Letter.
(c)Parent acknowledges and agrees that in no event is the receipt or availability of any funds or financing (including the Debt Financing) by any Parent Party or Finance LLC a condition to the Closing.
Section 3.29Certain Payments.
(a)Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, since December 31, 2021, (i) none of Parent, any of the Parent Subsidiaries, nor, to the Knowledge of Parent, any Parent or Parent Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Parent or any of the Parent Subsidiaries, has violated any applicable Anti-Corruption Law, International Trade Laws or Money-Laundering Laws; and (ii) none of Parent, any of the Parent Subsidiaries nor, to the Knowledge of Parent, any Parent or Parent Subsidiary director, officer, employee, representative, agent or any other Person acting on behalf of Parent or any of the Parent Subsidiaries, has offered, paid, given, promised or authorized the payment of, anything of value (including money, checks, wire transfers,
48

tangible and intangible gifts, favors, services or entertainment and travel) directly or indirectly to any Government Official (A) for the purpose of (1) influencing any act or decision of a Government Official or any other Person in his or her official capacity, (2) inducing a Government Official or any other Person to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage, (4) inducing a Government Official or any other Person to influence or affect any act or decision of any Governmental Entity or (5) assisting Parent, any of the Parent Subsidiaries, or any Parent or Parent Subsidiary director, officer employee, agent, representative or any other Person acting on behalf of Parent or any of the Parent Subsidiaries in obtaining or retaining business or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage.
(b)Except as would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect, since December 31, 2021, Parent and the Parent Subsidiaries have implemented and have at all times maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of Anti-Corruption Laws, International Trade Laws and Money-Laundering Laws.
Section 3.30Stockholder Rights Plan; Anti-Takeover Provisions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Parent is a party or is otherwise bound.
Section 3.31Ownership of Company Common Stock. Neither Parent nor any of the Parent Subsidiaries owns any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).
Section 3.32No Additional Representations. Except for those representations and warranties expressly set forth in this Article III and any certificate delivered pursuant to the provisions hereof, neither Parent nor any of the Parent Subsidiaries or other Person acting on behalf of Parent makes any representation or warranty of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement. Except for those representations and warranties expressly set forth in this Article III and any certificate delivered pursuant to the provisions hereof, neither Parent nor any of the Parent Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to the public, the Company or its Affiliates of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent and the Parent Subsidiaries or the future business and operations of Parent and the Parent Subsidiaries.
ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 4.1Covenants of the Company.
(a)Except (i) as provided in Section 4.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required or permitted by this Agreement or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Initial Merger Effective Time or the date this Agreement shall be terminated in accordance with Article VII (the “Pre-Closing Period”), the Company shall and shall cause the Company Subsidiaries to (A) conduct the business and operations of the Company and the Company Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of the Company and the Company Subsidiaries, (w) maintain in effect all existing material Company Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, and (y) maintain their existing relations and goodwill with all Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them.
(b)Except (x) as expressly contemplated by this Agreement or as set forth on the corresponding subsection of Section 4.1(b) of the Company Disclosure Letter or (y) as required by Law, during the
49

Pre-Closing Period, the Company shall not and shall not permit any of the Company Subsidiaries, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed) to:
(i)(A) declare, establish a record date for, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, the Company or any of the Company Subsidiaries, except for dividends or distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of the Company Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any of the Company Subsidiaries, except pursuant to the Rights Agreement, as required by the terms of any capital stock or equity interest of any Company Subsidiary or any Company Benefit Plan as in effect as of the date hereof or in respect of any Company RSU Award, Company PSU Award or Company Option outstanding as of the date hereof, or issued after the date hereof in accordance with this Agreement, in accordance with the terms of a Company Incentive Plan and applicable award agreements;
(ii)except for (A) issuances of shares of Company Common Stock in respect of settlement of any Company RSU Awards or Company PSU Awards or the exercise of any Company Option, in each case, outstanding on the date hereof or granted in accordance with the terms hereof, (B) the sale of shares of Company Common Stock issued pursuant to the settlement of Company RSU Awards or Company PSU Awards or the exercise of any Company Option, in each case, if necessary to effectuate the withholding of Taxes, (C) issuances in accordance with the Rights Agreement and (D) transactions solely between or among the Company and its wholly-owned Subsidiaries, issue, sell, pledge, dispose of or encumber (x) any shares of its capital stock or other ownership interest in the Company or any of the Company Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;
(iii)except as required by the terms (as in effect as of the date hereof) of any Company Benefit Plan set forth on Section 2.12 of the Company Disclosure Letter (provided, that such exception shall not apply to any action prohibited by Section 4.1(b)(ii)), (A) enter into, adopt, materially amend or terminate any Company Benefit Plan, (B) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such Company Benefit Plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (C) increase or grant any new entitlement to compensation or benefits payable to any Company Person, except, in the ordinary course of business consistent with past practice, base salary or wage rate increases for any employee with an annualized base salary or annualized hourly wages (assuming a full year of employment on such Company Person’s regular schedule of up to 40 hours per week), as applicable, of less than $250,000, (D) grant, pay or award any severance or termination pay, bonuses, retention or incentive compensation, to any Company Person, (E) take any action to accelerate the vesting, lapsing of restrictions, payment, or funding, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (F) with respect to any incentive award or units to be settled in cash, increase the portion of such award or units that may be settled in shares of Company Common Stock (whether at the election of the Company, any Company Subsidiary, or any other Person or automatically without any action by any such party), (G) loan or advance any money to any Company Person or grant to any Company Person any Gross Up Right, (H) terminate the employment of any employee with an annualized base salary or annualized hourly wages (assuming a full year of employment on such Company Person’s regular schedule of up to 40 hours per week), as applicable, of $250,000 or greater, other than terminations for cause, or hire any employee, other than hiring in the ordinary course of business for a position with an annualized base salary or annualized hourly wages (assuming a full year of employment on such Company Person’s regular schedule of up to 40
50

hours per week), as applicable, of less than $250,000, (I) undertake any employment losses that create, or would reasonably be expected to create, obligations pursuant to the WARN Act, (J) modify, extend or enter into any Labor Agreements, or (K) recognize or certify any labor unions, trade unions, works councils, or other employee representatives or other labor organizations as the bargaining representative for any employees of the Company or any of the Company Subsidiaries, or enter into any Contracts with any such representative;
(iv)waive the restrictive covenant obligations of any current or former employee, independent contractor, or consultant of the Company or any of the Company Subsidiaries;
(v)amend or permit the adoption of any amendment to the Company Organizational Documents;
(vi)(A) merge, consolidate, combine or amalgamate with any Person or announce, authorize, propose or recommend any such merger, consolidation, combination or amalgamation (other than the Mergers) or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any Oil and Gas Properties, properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice or pursuant to existing Contracts, (2) transactions solely between the Company and its wholly-owned Subsidiaries or solely among wholly-owned Company Subsidiaries or (3) acquisitions for which the consideration is $5,000,000 in the aggregate or less;
(vii)consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries, or a restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries of a similar nature;
(viii)authorize, make or commit to make capital expenditures in any calendar month that are in the aggregate greater than 103% of the aggregate amount of capital expenditures set forth in the Company’s drilling and completion capital expenditure budget as set forth in the Company Budget (a true, correct and complete copy of which is included in Section 4.1(b)(viii) of the Company Disclosure Letter) divided by 12, except (A) to the extent such capital expenditures are specifically further described in such Section 4.1(b)(viii) of the Company Disclosure Letter or (B) for capital expenditures to repair damage resulting from insured casualty events or required to address an emergency that causes, or risks causing, imminent and material damage to assets or the environment or endangers the health or safety of individuals;
(ix)sell, lease, swap, exchange, transfer, farmout, license, abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, abandon, permit to lapse, discontinue or otherwise dispose of, any of its assets (including any intangible assets, such as Intellectual Property) or properties (including any Oil and Gas Properties), other than (A) pursuant to a Contract of the Company or any of the Company Subsidiaries in effect on the date of this Agreement and listed in Section 4.1(b)(ix) of the Company Disclosure Letter, (B) among the Company and its wholly-owned Subsidiaries or among wholly-owned Company Subsidiaries, (C) sales, leases, swaps, exchanges, transfers, farmouts, licenses, abandonments, lapses, discontinuances or dispositions for which the consideration and fair value is $5,000,000 in the aggregate or less, (D) sales of Hydrocarbons made in the ordinary course of business, (E) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice or (F) the expiration of any Oil and Gas Lease in accordance with its terms;
(x)enter into any new line of business that is materially different from the businesses of the Company and the Company Subsidiaries as of the date hereof;
(xi)fail to protect, maintain or otherwise keep in force any material Intellectual Property or material rights in such Intellectual Property owned by the Company or any of the Company
51

Subsidiaries in the ordinary course of business; provided that the foregoing shall not require the Company or any of the Company Subsidiaries to take any action to alter the terms of any license or other Contract with respect to such Intellectual Property;
(xii)(A) incur, create, assume or guarantee any Indebtedness, other than (1) incurrences of Indebtedness under the Company Credit Agreement in the ordinary course of business that would not exceed $20,000,000 in the aggregate of new (and not repaid) borrowings, (2) Indebtedness incurred in connection with hedging activities (including pursuant to any Derivative Product) in the ordinary course consistent with past practices or (3) Indebtedness incurred under the Company Credit Agreement to fund the purchase price of any acquisition permitted under Section 4.1(b)(iv), (B) transactions solely between or among the Company and its wholly-owned Subsidiaries or solely between or among wholly-owned Company Subsidiaries, and in each case guarantees thereof, or (C) incur, create or suffer to exist any Encumbrance, other than (x) Permitted Encumbrances or (y) Encumbrances in existence on the date hereof;
(xiii)other than in the ordinary course of business consistent with past practice, with respect to amounts that are not material the Company and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries;
(xiv)other than the settlement of any Legal Proceedings reflected or reserved against on the Company Balance Sheet or the notes thereto for an amount not in excess of such reserve, waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Legal Proceeding (excluding (A) any Legal Proceeding in respect of Taxes, which shall be governed exclusively by Section 4.1(b)(xvii) and (B) any shareholder litigation against the Company, Parent or their respective directors or officers relating to the Mergers and the other transactions contemplated by this Agreement, which shall be governed exclusively by Section 5.14) involving solely the payment of monetary damages by the Company or any of the Company Subsidiaries of any amount exceeding $1,000,000 in the aggregate (but excluding any amounts paid on behalf of the Company or any of the Company Subsidiaries by any applicable insurance policy maintained by the Company or any of the Company Subsidiaries); provided, however, that neither the Company nor any of the Company Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by the Company or any of the Company Subsidiaries or (3) has a materially restrictive impact on the business of the Company or any of the Company Subsidiaries;
(xv)(A) enter into any lease for real property (excluding, for the avoidance of doubt, Oil and Gas Leases) that would be a material Company Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew or waive or accelerate any rights or defer any liabilities under any material Company Real Property Lease;
(xvi)change in any material respect any of its financial accounting principles, practices or methods, except as required by GAAP or applicable Law;
(xvii)(A) make (other than in the ordinary course of business consistent with past practice), change or revoke any material election with respect to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such election), (B) prepare and file any material Tax Return in a manner materially inconsistent with past practice or amend any material Tax Return, (C) change an annual Tax accounting period or change any material Tax accounting method, (D) settle or compromise any material Legal Proceeding with respect to Taxes, (E) enter into any material closing agreement with respect to Taxes, (F) surrender any right to claim a material Tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or (G) take any action otherwise allowed under Section 4.1 that would (1) have the effect of materially increasing the Tax
52

liability, or materially reducing any Tax asset, of or with respect to the Company or any Company Subsidiary or (2) result in the creation of a material “intercompany item” (as such term is described in Treas. Reg. § 1.1502-13);
(xviii)except as expressly permitted in this Section 4.1 and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any Contract that would have been a Company Material Contract (excluding any Company Benefit Plan) had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, materially modify, materially supplement, deliver a notice of termination under or waive or accelerate any material rights or defer any material liabilities under any Company Material Contract (excluding any Company Benefit Plan) or any Contract (excluding any Company Benefit Plan) that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Company Material Contract;
(xix)amend, modify or supplement any Oil and Gas Lease that has the effect of (A) reducing the primary term thereof, (B) increasing or modifying the calculation of any royalties payable thereunder, (C) require any drilling or completion of any Wells (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Oil and Gas Lease, and other than customary offset drilling provisions), or (D) imposing or reducing the time periods to conduct any operations thereunder in order to maintain or extend such Oil and Gas Lease;
(xx)fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and the Company Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market; or
(xxi)agree to take any action that is prohibited by this Section 4.1(b).
Section 4.2Covenants of Parent.
(a)Except (i) as provided in Section 4.2(a) of the Parent Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required or permitted by this Agreement or (iv) with the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Parent shall and shall cause the Parent Subsidiaries to (A) conduct the business and operations of Parent and the Parent Subsidiaries, taken as a whole, in all material respects in the ordinary course consistent with past practice and (B) use commercially reasonable efforts to (v) preserve intact the current business organizations of Parent and the Parent Subsidiaries, (w) maintain in effect all existing material Parent Permits, (x) maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, and (y) maintain their existing relations and goodwill with all Governmental Entities, key employees, lessors, suppliers, customers, regulators, distributors, landlords, creditors, licensors, licensees and other Persons having business relationships with them.
(b)Except (x) as expressly contemplated by this Agreement or as set forth on the corresponding subsection of Section 4.2(b) of the Parent Disclosure Letter or (y) as required by Law, during the Pre-Closing Period, Parent shall not and shall not permit any of the Parent Subsidiaries, without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed) to:
(i)(A) declare, establish a record date for, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, Parent or any of the Parent Subsidiaries, except for (1) dividends and distributions by a wholly-owned Subsidiary of Parent or by a wholly-owned Subsidiary of OpCo LLC to Parent, OpCo LLC or another wholly-owned Subsidiary of Parent or OpCo LLC, (2) dividends and distributions by a portfolio company of Parent or OpCo LLC to the members of such portfolio company, (3) (x) regular quarterly cash dividends payable by Parent in respect of shares of Parent Class A Common Stock not exceeding $0.12 per share of Parent Class A Common Stock per quarter and (y) corresponding cash distributions by OpCo LLC on the
53

OpCo LLC Units in an amount sufficient for Parent to make such quarterly cash dividends on shares of Parent Class A Common Stock, in each case, with customary record and payment dates and (4) tax distributions in accordance with Section 5.2 of the OpCo LLC Agreement determined in a manner consistent with past practice; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of the Parent Subsidiaries other than, in each case, in respect of an exchange of OpCo LLC Units (together with the same number of shares of Parent Class B Common Stock) in accordance with the Parent Organizational Documents and the OpCo LLC Agreement; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any of the Parent Subsidiaries, except (I) as required by the terms of any capital stock or equity interest of any Parent Subsidiary or any Parent Benefit Plan as in effect as of the date hereof, (II) in respect of any equity compensation awards granted by Parent, in each case, outstanding as of the date hereof, or issued after the date hereof in accordance with this Agreement, in accordance with the terms of a Parent Incentive Plans and applicable award agreements, (III) for exchanges or redemptions of OpCo LLC Units (together with the same number of shares of Parent Class B Common Stock) in accordance with the Parent Organizational Documents and the OpCo LLC Agreement, (IV) repurchases of equity interests (other than equity compensation awards) in any of the Parent Subsidiaries by such Parent Subsidiary in accordance with the organizational documents of such Parent Subsidiary and applicable award agreements and (V) repurchases of Parent Class A Common Stock, Parent Class B Common Stock or OpCo LLC Units pursuant to any applicable stock repurchase program authorized as of the date hereof;
(ii)except for (A) issuances of Parent Restricted Stock, Parent RSUs or Parent PSUs pursuant to the terms of the Parent Incentive Plans in the ordinary course of business consistent with past practice or issuances of shares of Parent Common Stock (x) in respect of settlement of any equity compensation awards granted by Parent, in each case, outstanding on the date hereof or (y) issued as a dividend in accordance with Section 4.2(b)(i), (B) the sale of shares of Parent Common Stock issued pursuant to the settlement of any equity compensation awards granted by Parent, in each case, if necessary to effectuate the withholding of Taxes, (C) transactions solely between or among Parent and any wholly-owned Subsidiary of Parent or OpCo LLC, and (D) issuances in connection with an exchange or redemption of OpCo LLC Units (together with shares of Parent Class B Common Stock) in accordance with the Parent Organizational Documents and the OpCo LLC Agreement, issue, sell, pledge, dispose of or encumber (x) any shares of its capital stock or other ownership interest in Parent or any of the Parent Subsidiaries, (y) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest and (z) any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;
(iii)amend or permit the adoption of any amendment to the Parent Organizational Documents, the organizational documents of OpCo LLC or the Management Agreement;
(iv)acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing or by any other manner), any Oil and Gas Properties, properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice or pursuant to existing Contracts, (2) transactions solely between Parent and any wholly-owned Subsidiary of Parent or OpCo LLC or solely among wholly-owned Subsidiaries of Parent or OpCo LLC or (3) acquisitions for which the consideration is $250,000,000 in the aggregate or less;
(v)sell, lease, swap, exchange, transfer, farmout, license, abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, abandon, permit to lapse, discontinue or otherwise dispose of, any of its assets (including any intangible assets, such as Intellectual Property) or properties (including any Oil and Gas Properties), other than (A) pursuant to a Contract of Parent or any of the Parent Subsidiaries in effect on the date of this Agreement and listed in Section 4.2(b)(v) of the Parent Disclosure Letter, (B) between Parent and any
54

wholly-owned Subsidiary of Parent or OpCo LLC or among wholly-owned Subsidiaries of Parent or OpCo LLC, (C) sales, leases, swaps, exchanges, transfers, farmouts, licenses, abandonments, lapses, discontinuances or dispositions for which the consideration and fair value is $250,000,000 in the aggregate or less, (D) sales of Hydrocarbons made in the ordinary course of business, (E) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice or (F) the expiration of any Oil and Gas Lease in accordance with its terms;
(vi)consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of Parent, or a restructuring, recapitalization or other reorganization of Parent;
(vii)change in any material respect any of its financial accounting principles, practices or methods, except as required by GAAP or applicable Law; or
(viii)agree to take any action that is prohibited by this Section 4.2(b).
ARTICLE V
ADDITIONAL COVENANTS OF THE PARTIES
Section 5.1Investigation.
(a)The Company and Parent shall afford to the other party and to the other party’s officers, employees, accountants, consultants, legal counsel, financial advisors, potential financing sources (including the Debt Financing Sources) and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Initial Merger Effective Time and the Termination Date, to such party’s and its Subsidiaries’ personnel and properties (to the extent and only to the extent the Company or Parent, as applicable, or its respective Subsidiaries has the right to permit access to such properties), Contracts, commitments, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Laws and with such additional financing, operating and other data and information regarding such party and its Subsidiaries, as the other party may reasonably request in connection with activities related to the completion of the transactions contemplated by this Agreement, provided, however, that in no event shall access be provided to conduct any invasive sampling, monitoring or other investigations, including any Phase II assessments or investigations. Notwithstanding the foregoing, no party shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any Contract existing as of the date of this Agreement to which such party or any of its Subsidiaries is a party or a risk of a loss of privilege to such party or any of its Subsidiaries (provided, that such party has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 5.1), or would constitute a violation of any applicable Law.
(b)The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be subject to the terms of that certain Confidentiality Agreement, effective as of March 31, 2024, between the Company and Parent (the “Confidentiality Agreement”).
Section 5.2Registration Statement and Proxy Statement for Stockholder Approval. As soon as practicable following the execution of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC, a registration statement on Form S-4 or other applicable form (the “Registration Statement”), which shall contain (i) a joint proxy statement prepared by Parent and the Company in connection with the solicitation of proxies from the holders of shares of Company Common Stock to obtain the Company Stockholder Approval and Parent Common Stock to obtain the Parent Stockholder Approval, as applicable (the “Joint Proxy Statement”) and (ii) a prospectus prepared by Parent relating to the Stock Issuance (the “Prospectus” and, together with the Joint Proxy Statement, the “Joint Proxy Statement/Prospectus”). Parent and the Company shall use reasonable best efforts to cause such filing to be made as promptly as practicable and in any event within forty-five (45) days after the date hereof. Parent and the Company shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its
55

filing. Promptly after the Registration Statement is declared effective by the SEC, Parent and the Company shall file the Joint Proxy Statement/Prospectus with the SEC. Each of the Company and Parent shall use their respective reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company Stockholders or Parent Stockholders, respectively, as promptly as practicable (and in any event no later than five (5) Business Days) after the Registration Statement is declared effective under the Securities Act. Each party shall furnish all information concerning the Company, Parent and the holders of capital stock of the Company and Parent, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement/Prospectus, as applicable. Each of Parent and the Company shall advise the other party, promptly after it receives notice thereof, of any request by the SEC for amendment of the Registration Statement or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Registration Statement or the Joint Proxy Statement/Prospectus will be made by Parent or the Company without providing the other party a reasonable opportunity to review and comment thereon; provided, that with respect to documents filed by Parent or the Company related to the transactions contemplated hereby which are incorporated by refence in the Registration Statement or the Joint Proxy Statement/Prospectus, Parent’s or the Company’s right to comment shall not apply with respect to information (if any) relating to the other party’s business, financial condition, or results of operations. Parent shall use reasonable best efforts to also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” Laws in connection with the Stock Issuance and the Company shall furnish all information concerning the Company, its Subsidiaries and the holders of Company Common Stock as may be reasonably requested in connection with any such action. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Stock issuable in connection with the Initial Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Parent, in consultation with the Company, will take the lead in any meetings or conferences with the SEC. If at any time prior to the Initial Merger Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus, so that any such Registration Statement would not contain any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any other such documents would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either Parent Stockholders or the Company Stockholders, as applicable.
Section 5.3Stockholders Meetings.
(a)The Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of the Company Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the forty-fifth (45th) day following the first mailing of the Joint Proxy Statement/Prospectus, to consider the adoption of this Agreement (including any meeting following an adjournment thereof, the “Company Stockholders’ Meeting”). The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith) for the Company Stockholders’ Meeting. Subject to Section 5.4(b) and Section 5.4(c), the Company will, through the Company Board, recommend that the Company Stockholders adopt this Agreement and will use reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the Company Stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, but subject to Section 5.4(b) and the Company’s right to terminate this Agreement under
56

the circumstances set forth in Section 7.1, the Company agrees that (i) its obligations pursuant to the first two sentences of this Section 5.3(a) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or (B) any Company Adverse Recommendation Change and (ii) no Company Acquisition Proposal shall be presented to the Company Stockholders for approval at the Company Stockholders’ Meeting or any other meeting of the Company Stockholders. In the event of a Company Adverse Recommendation Change specifically permitted by Sections 5.4(b) or (c), the Company shall have no obligation to solicit proxies to obtain the Company Stockholder Approval.
(b)Parent shall take all action necessary in accordance with applicable Laws and the Parent Organizational Documents to duly give notice of, convene and hold a meeting of the Parent Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the forty-fifth (45th) day following the first mailing of the Joint Proxy Statement/Prospectus, to vote upon the Stock Issuance (including any meeting following an adjournment thereof, the “Parent Stockholders’ Meeting”). Parent will, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith) for the Parent Stockholders’ Meeting. Subject to Section 5.4(e) and Section 5.4(f), Parent will, through the Parent Board, recommend that the Parent Stockholders approve the Stock Issuance and will use reasonable best efforts to solicit from the Parent Stockholders proxies in favor of the approval of the Stock Issuance and to take all other action necessary or advisable to secure the vote or consent of the Parent Stockholders required by the rules of the NYSE or applicable Laws to obtain such approval. Without limiting the generality of the foregoing, but subject to Section 5.4(e) and Parent’s right to terminate this Agreement under the circumstances set forth in Section 7.1, Parent agrees that (i) its obligations pursuant to the first two sentences of this Section 5.3(b) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Parent of any Parent Acquisition Proposal or (B) any Parent Adverse Recommendation Change and (ii) no Parent Acquisition Proposal shall be presented to the Parent Stockholders for approval at the Parent Stockholders’ Meeting or any other meeting of the Parent Stockholders. In the event of a Parent Adverse Recommendation Change specifically permitted by Sections 5.4(e) or (f), Parent shall have no obligation to solicit proxies to obtain the Parent Stockholder Approval.
(c)The Company and Parent shall cooperate and use reasonable best efforts to set the record dates for, schedule and convene the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same dates. The Company and Parent each agrees (i) to provide the other party reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to the other party one day prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, and on the day of, but prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, have been obtained. The Company shall not adjourn the Company Stockholders’ Meeting and Parent shall not adjourn the Parent Stockholders’ Meeting without the prior written consent of Parent or the Company, respectively; provided, that, notwithstanding the foregoing, the Company or Parent, as applicable, shall be required to postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, if (i) as of the time for which the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, is scheduled, there are insufficient shares of Company Common Stock or Parent Common Stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, or the Company or Parent has not received proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, whether or not a quorum is present, or (ii) after consultation with the other party, reasonable additional time is necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus is delivered in accordance with applicable Law in advance of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable; provided, however, that the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, may not be adjourned or postponed to a date on or after three (3) Business Days prior to the Termination Date; provided, further, that the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, shall not be postponed or adjourned as a result of the foregoing
57

clause (i) for a period of more than ten (10) Business Days in the aggregate without the prior written consent of the other party.
Section 5.4Non-Solicitation; Adverse Recommendation Change.
(a)The Company agrees that neither it nor any of the Company Subsidiaries shall, and the Company shall, and shall cause each of the Company Subsidiaries to, cause its and their respective officers and directors and use reasonable best efforts to cause its and their other respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to the Company or any Company Subsidiary) the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of the Company Subsidiaries or afford access to the properties, books or records of the Company or any of the Company Subsidiaries with respect to, relating to, or in furtherance of, a Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (iii) accept a Company Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which would reasonably be expected to cause the Company to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement. Any violation of the foregoing restrictions by the Company Subsidiaries or by any officer or director of the Company or any of the Company Subsidiaries, whether or not such officer or director is so authorized and whether or not such officer or director is purporting to act on behalf of the Company or any of the Company Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company, the Company Subsidiaries and their respective Representatives may take any actions described in clause (ii) in the first sentence of this Section 5.4(a) with respect to a third party if (w) after the date of this Agreement, the Company receives a written Company Acquisition Proposal from such third party (and such Company Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by the Company or any of the Company Subsidiaries or any of their respective Representatives), (x) the Company provides Parent the notice required by Section 5.4(b) with respect to such Company Acquisition Proposal, (y) the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that such proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and (z) the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be reasonably likely to be inconsistent with its fiduciary duties to the Company Stockholders; provided, that the Company shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement (a copy of which shall be provided to Parent) with such third party. Notwithstanding the foregoing, the Company or any of its Representatives may, in response to an unsolicited inquiry or proposal from a third party, (A) seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal, and (B) inform a third party or its Representative of the restrictions imposed by the provisions of this Agreement (without, in each case, conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).
(b)Neither the Company Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to any Parent Party), or publicly propose to withhold or withdraw (or amend, modify or qualify in a manner adverse to any Parent Party), the Company Recommendation, (B) endorse or recommend, adopt or approve, or propose publicly to endorse or recommend, adopt or approve any Company Acquisition Proposal, (C) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (D) in the case of a Company Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend against
58

acceptance of such tender offer or exchange offer by the Company Stockholders on or prior to the earlier of (1) two (2) Business Days prior to the date of the Company Stockholders’ Meeting (provided that such tender offer or exchange offer commenced more than four (4) Business Days prior to the date of the Company Stockholders’ Meeting) or (2) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer, or (E) if a Company Acquisition Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (D)), fail to publicly reaffirm the Company Recommendation on or prior to the earlier of (x) two (2) Business Days prior to the date of the Company Stockholders’ Meeting (provided that the announcement or disclosure of such Company Acquisition Proposal was made more than four (4) Business Days prior to the date of the Company Stockholders’ Meeting) and (y) ten (10) Business Days following the announcement or disclosure of such Company Acquisition Proposal (any action described in these clauses (A)-(E) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Company Superior Proposal that was not initiated, solicited, knowingly encouraged or knowingly facilitated by the Company or any of the Company Subsidiaries or any of their respective Representatives, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 7.1(d)(iii) in order to enter into a definitive agreement for such Company Superior Proposal; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change or terminate this Agreement in response to a Company Superior Proposal (x) until four (4) Business Days after the Company provides written notice to Parent (a “Company Notice”) advising Parent that the Company Board or a committee thereof has received a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal, and identifying the Person or group making such Company Superior Proposal, (y) unless, at the end of such four (4) Business Day period and taking into account any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent during such period, the Company Board determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal proposed by Parent during such period) that such Company Acquisition Proposal remains a Company Superior Proposal (it being understood that any change in the financial or other material terms of such Company Acquisition Proposal shall require a new Company Notice and a new three (3) Business Day period under this Section 5.4(b)) and (z) unless the Company Board, after consultation with outside legal counsel, determines that the failure to make a Company Adverse Recommendation Change or terminate this Agreement would be reasonably likely to be inconsistent with its fiduciary duties.
(c)Notwithstanding the first sentence of Section 5.4(b), at any time prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Company Intervening Event that is not related to any Company Acquisition Proposal, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with the Company’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to the Company Stockholders and (ii) provides written notice to Parent (a “Company Notice of Change”) advising Parent that the Company Board is contemplating making a Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such a Company Adverse Recommendation Change until the fourth Business Day after receipt by Parent of the Company Notice of Change and (y) during such four (4) Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.
(d)Parent agrees that neither it nor any of the Parent Subsidiaries shall, and Parent shall, and shall cause each of the Parent Subsidiaries to, cause its and their respective officers and directors and use reasonable best efforts to cause its and their other respective Representatives not to (i) directly or indirectly initiate or solicit, or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information relating to Parent or any Parent Subsidiary) the making or submission of any proposal that constitutes, or would reasonably be
59

expected to lead to, a Parent Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Parent or any of the Parent Subsidiaries or afford access to the properties, books or records of Parent or any of the Parent Subsidiaries with respect to, relating to, or in furtherance of, a Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal, or (iii) accept a Parent Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.4) or (B) requiring, intending to cause, or which would reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement. Any violation of the foregoing restrictions by the Parent Subsidiaries or by any officer or director of Parent or any of the Parent Subsidiaries, whether or not such officer or director is so authorized and whether or not such officer or director is purporting to act on behalf of Parent or any of the Parent Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, prior to obtaining Parent Stockholder Approval, Parent, the Parent Subsidiaries and their respective Representatives may take any actions described in clause (ii) in the first sentence of this Section 5.4(d) with respect to a third party if (w) after the date of this Agreement, Parent receives a written Parent Acquisition Proposal from such third party (and such Parent Acquisition Proposal was not initiated, solicited, knowingly encouraged or knowingly facilitated by Parent or any of the Parent Subsidiaries or any of their respective Representatives), (x) Parent provides the Company the notice required by Section 5.4(e) with respect to such Acquisition Proposal, (y) the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that such proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and (z) the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel) that the failure to participate in such discussions or negotiations or to disclose such information or data to such third party would be reasonably likely to be inconsistent with its fiduciary duties to the Parent Stockholders; provided, that Parent shall not deliver any information to such third party without first entering into an Acceptable Confidentiality Agreement (a copy of which shall be provided to the Company) with such third party. Notwithstanding the foregoing, Parent or any of its Representatives may, in response to an unsolicited inquiry or proposal from a third party, (A) seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Parent Superior Proposal, and (B) inform a third party or its Representative of the restrictions imposed by the provisions of this Agreement (without, in each case, conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).
(e)Neither the Parent Board nor any committee thereof shall directly or indirectly (A) withhold or withdraw (or amend, modify or qualify in a manner adverse to the Company), or publicly propose to withhold or withdraw (or amend, modify or qualify in a manner adverse to the Company), the Parent Recommendation, (B) endorse or recommend, adopt or approve, or propose publicly to endorse or recommend, adopt or approve, any Parent Acquisition Proposal, (C) fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus, (D) in the case of a Parent Acquisition Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend against acceptance of such tender offer or exchange offer by the Parent Stockholders on or prior to the earlier of (1) two (2) Business Days prior to the date of the Parent Stockholders’ Meeting (provided that such tender offer or exchange offer commenced more than four (4) Business Days prior to the date of the Parent Stockholders’ Meeting) or (2) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer, or (E) if a Parent Acquisition Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (D)), fail to publicly reaffirm the Parent Recommendation on or prior to the earlier of (x) two (2) Business Days prior to the date of the Parent Stockholders’ Meeting (provided that the announcement or disclosure of such Parent Acquisition Proposal was made more than four (4) Business Days prior to the date of the Parent Stockholders’ Meeting) and (y) ten (10) Business Days following the announcement or disclosure of such Parent Acquisition Proposal (any action described in these clauses (A)-(E) being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the
60

provisions of this Section 5.4 and Section 5.3, in response to a Parent Superior Proposal that was not initiated, solicited, knowingly encouraged or knowingly facilitated by Parent or any of the Parent Subsidiaries or any of their respective Representatives, the Parent Board may make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 7.1(c)(iii) in order to enter into a definitive agreement for such Parent Superior Proposal; provided, however, that Parent shall not be entitled to exercise its right to make a Parent Adverse Recommendation Change or terminate this Agreement in response to a Parent Superior Proposal (x) until four (4) Business Days after Parent provides written notice to the Company (a “Parent Notice”) advising the Company that the Parent Board or a committee thereof has received a Parent Superior Proposal, specifying the material terms and conditions of such Parent Superior Proposal, and identifying the Person or group making such Parent Superior Proposal, (y) unless, at the end of such four (4) Business Day period and taking into account any alternative transaction (including any modifications to the terms of this Agreement) proposed by the Company during such period, the Parent Board determines in good faith (after consultation with Parent’s financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of such alternative transaction proposal proposed by the Company during such period) that such Parent Acquisition Proposal remains a Company Superior Proposal (it being understood that any change in the financial or other material terms of such Parent Acquisition Proposal shall require a new Parent Notice and a new three (3) Business Day period under this Section 5.4(e)) and (z) unless the Parent Board, after consultation with outside legal counsel, determines that the failure to make a Parent Adverse Recommendation Change or terminate this Agreement would be reasonably likely to be inconsistent with its fiduciary duties.
(f)Notwithstanding the first sentence of Section 5.4(e), at any time prior to obtaining the Parent Stockholder Approval, and subject to Parent’s compliance in all material respects at all times with the provisions of this Section 5.4 and Section 5.3, in response to a Parent Intervening Event that is not related to any Parent Acquisition Proposal, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with Parent’s outside legal counsel and any other advisor it chooses to consult, that the failure to make such Parent Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to the Parent Stockholders and (ii) provides written notice to the Company (a “Parent Notice of Change”) advising the Company that the Parent Board is contemplating making a Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such a Parent Adverse Recommendation Change until the fourth Business Day after receipt by the Company of the Parent Notice of Change and (y) during such four (4) Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.
(g)The parties agree that in addition to the obligations of the Company and Parent set forth in paragraphs (a) through (f) of this Section 5.4, as promptly as practicable (and in any event within 24 hours) after receipt thereof, the Company or Parent, as applicable, shall advise the other party in writing of any request for information or any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) received from any Person, or any inquiry, discussions or negotiations with respect to any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) and the terms and conditions of such request, Company Acquisition Proposal or Parent Acquisition Proposal (as applicable), inquiry, discussions or negotiations, and the Company or Parent (as applicable) shall promptly provide to the other party copies of any written materials received by the Company or Parent, as applicable, in connection with any of the foregoing, and the identity of the Person or group making any such request, Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) or inquiry or with whom any discussions or negotiations are taking place. Each of the Company and Parent agrees that it shall simultaneously provide to the other party any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable) which was not previously provided to the other party. The Company and Parent shall promptly (and in any event within 24 hours) keep the other party fully informed of the status of any Company Acquisition Proposals or Parent Acquisition Proposals (as applicable) (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of the Company and Parent shall not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party; provided,
61

however, that prior to, but not after, obtaining the Company Stockholder Approval or Parent Stockholder Approval (as applicable), if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board or Parent Board (as applicable) determines in good faith after consultation with the Company’s or Parent’s (as applicable) outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties, the Company or Parent (as applicable) shall be permitted to waive, without the other’s prior written consent, such standstill or similar provision solely to the extent necessary to permit such third party to make an Acquisition Proposal to the Company or Parent (as applicable), on a confidential basis, provided, however, that the Company or Parent (as applicable) shall advise the other party in writing at least two (2) calendar days prior to taking such action. The Company shall not, except as contemplated by Section 2.28 or Section 5.11, amend, modify or waive any provision of the Rights Agreement or cause or permit any of the rights issued pursuant to the Rights Agreement to be redeemed, cancelled or terminated.
(h)Immediately after the execution and delivery of this Agreement, the Company and Parent will, and will cause its Subsidiaries and its Representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Company Acquisition Proposal or Parent Acquisition Proposal, as applicable. Each of the Company and Parent agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.4 and (ii) promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any material portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on its behalf.
(i)Nothing contained in this Agreement shall prohibit the Company from (1) complying with its disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a Company Acquisition Proposal, (2) issuing “stop, look and listen” communications or similar communications of the type contemplated by Section 14d-9(f) under the Exchange Act or (3) making any factually accurate public statement that solely describes the Company’s receipt of a Company Acquisition Proposal, the terms thereof and the identity of the Person making such Company Acquisition Proposal, and the operation of this Agreement with respect thereto; provided that this clause (i) shall not be deemed to permit the Company Board to make a Company Adverse Recommendation Change except, in each case, to the extent permitted by Section 5.4(b) or Section 5.4(c); provided, further, that any such disclosure or statement shall also include an express reaffirmation of the Company Recommendation.
(j)Nothing contained in this Agreement shall prohibit Parent from (1) complying with its disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a Parent Acquisition Proposal, (2) issuing “stop, look and listen” communications or similar communications of the type contemplated by Section 14d-9(f) under the Exchange Act or (3) making any factually accurate public statement that solely describes Parent’s receipt of a Parent Acquisition Proposal, the terms thereof and the identity of the Person making such Parent Acquisition Proposal, and the operation of this Agreement with respect thereto; provided that this clause (j) shall not be deemed to permit the Parent Board to make a Parent Adverse Recommendation Change except, in each case, to the extent permitted by Section 5.4(e) or Section 5.4(f); provided, further, that any such disclosure or statement shall also include an express reaffirmation of the Parent Recommendation.
Section 5.5Consummation of the Mergers; Additional Agreements.
(a)Within 10 Business Days following the date of this Agreement, the Company and Parent each shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms relating to the transactions contemplated herein to the extent any such filing is required by the HSR Act. The Company and Parent shall each promptly, subject to confidentiality provisions of the Confidentiality Agreement, (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by the FTC or the DOJ.
62

(b)Each of the Company and Parent shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all other notices, reports and other documents required to be filed with any Governmental Entity with respect to the Mergers and the other transactions contemplated by this Agreement. Each of Parent and the Company shall promptly (i) supply the other with any information which may be required in order to effectuate such filings and (ii) supply any additional information which reasonably may be required by a Governmental Entity of any jurisdiction and which the parties may reasonably deem appropriate. No party shall independently participate in any meeting, or engage in any substantive meeting, with any Governmental Entity in respect to any such filings, investigation or other inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. The parties will consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed communication by such party to any Governmental Entity in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act, other antitrust Laws or any applicable state Laws in connection with the Mergers and the other transactions contemplated by this Agreement. The parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that (i) Parent shall determine such strategy for obtaining any clearances required or advisable under antitrust or competition Laws after considering in good faith all comments and advice of the Company (and its counsel) and (ii) Parent shall take the lead in all meetings and communications with any Governmental Entity in connection with obtaining such clearances required or advisable under antitrust or competition Laws.
(c)Each of the Company and Parent shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Mergers or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat, (iii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and (iv) promptly inform the other party of any communication to or from any Governmental Entity regarding the Mergers.
(d)Subject to the conditions and upon the terms of this Agreement, each of Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to carry out the intent and purposes of this Agreement and to consummate the Mergers and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall (i) reasonably cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party in connection with the Mergers and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver of authorization (including any authorization of a Governmental Entity) required to be obtained from parties to any material Contracts (if any) or required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Mergers or any of the other transactions contemplated by this Agreement (provided, however, that the Parent Parties and the Company shall not be required to pay any fees or make any other payments to any such Person in order to obtain any such approval, consent, ratification, permission, waiver or authorization (other than normal filing fees imposed by Law)) and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Mergers.
(e)Notwithstanding anything to the contrary contained in this Agreement, (i) the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Mergers, the freedom of action of Parent or any of Parent’s Subsidiaries with respect to, or its ability to retain, the Company and the Company Subsidiaries, Parent or the Parent Subsidiaries, or any of the respective businesses or assets of Parent, the Company or any of their respective Subsidiaries and (ii) neither Parent nor any Parent Subsidiaries shall be required
63

to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries, Parent or the Parent Subsidiaries, or any of the respective businesses or assets of Parent, the Company or any of their respective Subsidiaries, in each case if such divestiture or other action with respect thereto would, (A) reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Closing, (B) require Parent, the Company or any of their respective Subsidiaries to divest of assets material to Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect to the Closing (it being understood that for purposes of clauses (A) and (B), Parent and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole after giving effect the Closing, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement), (C) require Parent or the Parent Subsidiaries (including at or after the Closing, the Company or the Company Subsidiaries) to provide prior notice to, or to obtain prior approval from, any Governmental Entity with respect to any transactions following the Closing (other than to the extent such requirement is immaterial in the circumstances) or (D) with respect to any divestiture of assets of Parent and the Parent Subsidiaries, cause the condition precedent to the funding of the Debt Financing set forth in Item 12 of Exhibit C of the Commitment Letter to fail to be satisfied.
Section 5.6Company Incentive Awards.
(a)Company RSU Awards. Immediately prior to the Initial Merger Effective Time, each restricted stock unit award granted under a Company Incentive Plan that is subject only to time-based vesting conditions (each, a “Company RSU Award”) that is outstanding as of immediately prior to the Initial Merger Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Initial Merger and without any action by the Parent Parties, the Company or the holder thereof, automatically become fully vested and be cancelled and converted into, and shall become a right to receive, (i) a cash payment equal to the product of (A) 50% of the number of shares of Company Common Stock subject to the Company RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Cash Election Consideration, and (ii) a number of shares of Parent Class A Common Stock equal to the product of (A) 50% of the number of shares of Company Common Stock subject to the Company RSU Award as of immediately prior to the Initial Merger Effective Time multiplied by (B) the Stock Election Consideration, in each case under (i) and (ii), less applicable withholdings for Taxes.
(b)Company PSU Awards. Immediately prior to the Initial Merger Effective Time, each restricted stock unit award granted under a Company Incentive Plan that is subject to both time-based vesting and performance-based vesting conditions (each, a “Company PSU Award”) that is outstanding as of immediately prior to the Initial Merger Effective Time, whether vested or unvested, shall, by virtue of the occurrence of the Initial Merger and without any action by the Parent Parties, the Company or the holder thereof, automatically become fully vested and be cancelled and converted into, and shall become a right to receive, (i) a cash payment equal to the product of (A) 50% of the number of shares of Company Common Stock subject to the Company PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such Company PSU Award were achieved at the maximum level of performance), multiplied by (B) the Cash Election Consideration, and (ii) a number of shares of Parent Class A Common Stock equal to the product of (A) 50% of the number of shares of Company Common Stock subject to the Company PSU Award as of immediately prior to the Initial Merger Effective Time (assuming that any performance-based vesting conditions applicable to such Company PSU Award were achieved at the maximum level of performance), multiplied by (B) the Stock Election Consideration, in each case under (i) and (ii), less applicable withholdings for Taxes.
(c)Company Options. Immediately prior to the Initial Merger Effective Time, each Company Option granted under a Company Incentive Plan that is outstanding immediately prior to the Initial Merger Effective Time that has an exercise price per share of Company Common Stock subject to such Company Option that is less than the Cash Election Consideration, whether vested or unvested, shall, by virtue of the occurrence of the Initial Merger and without any action on the part of Parent, the Company or any holder thereof, automatically become fully vested and be cancelled and converted into, and shall become a right to receive, a cash payment equal to the product of (i) the number of shares of Company Common Stock subject to the Company Option as of immediately prior to the Initial Merger Effective Time multiplied by (ii) the difference between the
64

Cash Election Consideration and the exercise price per share of Company Common Stock subject to such Company Option, less applicable withholdings for Taxes. Each Company Option granted under a Company Incentive Plan that is outstanding immediately prior to the Initial Merger Effective Time and that has an exercise price per share of Company Common Stock subject to such Company Option that equals or exceeds the Cash Election Consideration shall be cancelled for no consideration.
(d)Payment Procedures. Parent, the Subsequent Surviving Company or one of their Subsidiaries, as applicable, shall pay to the holders of the Company RSU Awards, Company PSUs Awards and Company Options the cash payments described in Section 5.6(a), (b) and (c), respectively, at or as promptly as practicable following the Initial Merger Effective Time (and in no event later than the first regularly scheduled payroll date that is at least three (3) calendar days following the Initial Merger Effective Time). The shares of Parent Class A Common Stock to which the holders of the Company RSU Awards and Company PSU Awards are entitled pursuant to Section 5.6(a) and (b), shall be issued in accordance with Section 1.8. To the extent there are any fractional shares of Parent Class A Common Stock pursuant to Section 5.6(a) and (b), no such fractional shares shall be issued and the holders shall receive a cash amount in lieu thereof in accordance with Section 1.6(d).
(e)Section 409A. To the extent that any award or amount described in this Section 5.6 constitutes nonqualified deferred compensation subject to Section 409A of the Code, any payment contemplated hereby with respect to such award or amount shall be made in accordance with this Agreement and the applicable terms thereof or, if later, at the earliest time permitted under the terms thereof that will not result in the application of a tax or penalty under Section 409A of the Code.
(f)Board Actions. Prior to the Initial Merger Effective Time, the Company Board (or, if appropriate, any committee thereof administering the applicable Company Incentive Plan) shall take all such actions as are necessary to approve and effectuate the foregoing provisions of this Section 5.6, including, without limitation, making any determinations or adopting resolutions of the Company Board or a committee thereof or any administrator of the Company Incentive Plans as may be necessary.
(g)On the Closing Date or as soon as reasonably practicable thereafter, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) to cover issuances with respect to Parent Common Stock pursuant to the applicable Company Incentive Plan and shall maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as the Company Incentive Plans remain outstanding.
Section 5.7Employee and Labor Matters.
(a)Parent shall, or shall cause the applicable Parent Subsidiary to, provide each individual who is an employee of the Company or any of the Company Subsidiaries as of the Initial Merger Effective Time and who continues in employment with Parent or a Parent Subsidiary immediately following the Initial Merger Effective Time (each, a “Continuing Employee”): for the period beginning at the Initial Merger Effective Time and ending one year following the Initial Merger Effective Time (or, if shorter, for the period that the applicable Continuing Employee remains employed by Parent or a Parent Subsidiary following the Initial Merger Effective Time), (i) the base salary or hourly wage, as applicable, target short-term cash incentive compensation opportunities, and severance and termination benefits, in each case, that are no less favorable than as provided to such Continuing Employee as of immediately prior to the Initial Merger Effective Time, and (ii) other employee benefits (excluding any change in control, transaction and retention bonuses and payments, non-qualified deferred compensation, and defined benefit pension and post-termination and retiree medical benefits) that are substantially similar in the aggregate to the greater of (A) those provided to such Continuing Employee as of immediately prior to the Initial Merger Effective Time or (B) those provided from time to time to similarly situated employees of Parent and Parent Subsidiaries (in each case of clauses (A) and (B), subject to the same exclusions).
(b)Subject to applicable Law, for all purposes under the employee benefit plans of Parent and the Parent Subsidiaries providing benefits to any Continuing Employees after the Initial Merger Effective Time (the “New Plans”), Parent shall cause each Continuing Employee to be credited with his or her years of service with the Company and the Company Subsidiaries (and any other predecessor or acquired entities) before the Initial
65

Merger Effective Time, to the same extent as such Continuing Employee was entitled, as of immediately prior to the Initial Merger Effective Time, to credit for such service under any similar Company Benefit Plan for all purposes, including for purposes of determining eligibility to participate, level of benefits, vesting and benefit accrual; provided, that such service crediting shall not be required (i) to the extent it would result in a duplication of benefits, (ii) to the extent Continuing Employees are affected without regard to whether employment before the Initial Merger Effective Time was with the Company and the Company Subsidiaries (for example, in the event a New Plan is adopted under which no participants receive credit for service before the effective date of the New Plan), (iii) for purposes of any employee benefit plan of Parent or any Parent Subsidiary that is grandfathered or frozen (and, for the avoidance of doubt, no Continuing Employee shall be eligible to participate in any such grandfathered or frozen plan), or (iv) for purposes of benefit accrual under any non-qualified deferred compensation, defined benefit pension, or post-termination or retiree medical benefit arrangements. In addition, and without limiting the generality of the foregoing provisions of this Section 5.7(b), for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to provide that (A) each Continuing Employee be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately prior to the Initial Merger Effective Time (such plans, collectively, the “Old Plans”), (B) all pre-existing condition exclusions and actively-at-work requirements of such New Plan be waived for such Continuing Employee and his or her covered dependents to the same extent as such exclusions and requirements did not apply to such Continuing Employee under a comparable Old Plan as of immediately prior to the Initial Merger Effective Time, and (C) the dollar amount of any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance, maximum out-of-pocket requirements and similar expenses applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c)Prior to the Closing Date, if requested by Parent in writing at least ten days prior to the Closing Date, the Company shall cause the Company and Company Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code (each, a “Company 401(k) Plan”) to be terminated effective no later than the Business Day preceding the Closing Date and contingent on the occurrence of the Initial Merger Effective Time, (ii) all participants to fully vest in their account balances under the Company 401(k) Plan effective as of such termination date, and (iii) all contributions to the Company 401(k) Plan to cease effective as of such termination date (other than contributions allocable to periods of service prior to such termination date, matching contributions on such participant contributions (including any true-up matching contributions), participant loan repayments, and any required corrective contributions). Prior to the adoption or execution thereof, the Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 5.7(c) and shall consider in good faith any reasonable comments thereon made by Parent. In the event that the Company 401(k) Plan is terminated as set forth in this Section 5.7(c), as soon as administratively practicable following the Initial Merger Effective Time, Parent shall use commercially reasonable efforts to take any and all actions as may be reasonably required to (A) cause a defined contribution plan of Parent or a Parent Subsidiary that is intended to be qualified under Section 401(a) of the Code (each, a “Parent 401(k) Plan”) to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) from the applicable Company 401(k) Plan in an amount equal to the full account balance (including any participant loans) distributed or distributable to the applicable Continuing Employee from the Company 401(k) Plan, and (B) cause each applicable Continuing Employee to become a participant in the applicable Parent 401(k) Plan as soon as administratively practicable, but in no event more than 30 days, following the Closing Date (giving effect to the service crediting provisions of Section 5.7(b)).
(d)With respect to each Continuing Employee who, as of immediately prior to the Initial Merger Effective Time, is eligible to receive a 2024 incentive bonus and provided such Continuing Employee’s employment is not terminated following the Initial Merger Effective Time either by Parent or a Parent Subsidiary for “cause” (as defined in the Company’s 2016 Equity Incentive Plan, as amended) or by such Continuing Employee due to a voluntary resignation, Parent shall (or shall cause one of its Affiliates to), pay such Continuing Employee the amount of such 2024 incentive bonus accrued for the period prior to the Initial Merger Effective Time (with
66

performance at the greater of target or actual performance through the Initial Merger Effective Time) by no later than the earlier of: (i) if such Continuing Employee’s employment is terminated before 2024 incentive bonuses are paid, 30 days following such Continuing Employee’s termination of employment or (ii) such time or times as such 2024 incentive bonus would have otherwise been paid; provided that such payment shall in all events occur by March 15, 2025.
(e)Nothing in this Section 5.7, expressed or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Company Person, any right, benefit or remedy of any nature whatsoever (including any right to employment or services, or continued employment or services, with Parent, the Company, or any of their respective Subsidiaries) under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Company Benefit Plan or other benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Initial Merger Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any Company Benefit Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Initial Merger Effective Time, the Company or any of its Subsidiaries) to employ or engage any Continuing Employee for any period following the Initial Merger Effective Time.
(f)Prior to making any broad-based communication or written communications pertaining to compensation or benefit matters that are affected by the transactions contemplated in this Agreement, the Company or Parent, as applicable, shall provide the applicable counterparty with a copy of the intended communication, such counterparty shall have a reasonable period of time to review and comment on the communication, and the Company or Parent, as applicable, shall consider in good faith any reasonable comments provided by the counterparty. The parties shall cooperate in providing any such mutually agreeable communication.
Section 5.8Indemnification of Officers and Directors.
(a)From and after the Initial Merger Effective Time, to the fullest extent permitted under the applicable organizational documents of the Company and the Company Subsidiaries and applicable Law, each of Parent and the Subsequent Surviving Company agrees that it shall, jointly and severally, indemnify, defend and hold harmless (and advance expenses in connection therewith) each present and former director and officer of the Company or any of the Company Subsidiaries (in each case, when acting in such capacity)(the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, penalties, losses, claims, damages or liabilities or amounts that are paid in settlement of or incurred in connection with any actual or threatened Legal Proceeding to which such Indemnified Party is a party or is otherwise involved (including as a witness), and arises out of or pertains to the fact that the Indemnified Party is or was an officer or director of the Company or any of the Company Subsidiaries, with respect to matters existing or occurring at or prior to the Initial Merger Effective Time (including this Agreement, the Mergers and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Initial Merger Effective Time.
(b)For a period of six (6) years from the Initial Merger Effective Time, the certificate of incorporation, bylaws or other applicable governing document of the Subsequent Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of individuals who were directors and officers prior to the Initial Merger Effective Time than are set forth, as of the date of this Agreement, in the Company’s certificate of incorporation and bylaws.
(c)The Subsequent Surviving Company (or Parent on the Subsequent Surviving Company’s behalf) shall, in its sole discretion, either (i) continue to maintain in effect for a period of at least six (6) years from and after the Initial Merger Effective Time the Company’s existing directors’ and officers’ liability insurance (“D&O Insurance”) for the Persons who, as of the date of this Agreement, are covered by the Company’s existing D&O Insurance, with the Company’s current insurance company or with other recognized insurance companies and with terms, conditions, retentions and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Subsequent Surviving Company (or Parent on the Subsequent Surviving Company’s behalf) shall purchase the best available D&O Insurance from a
67

recognized insurance company for such six-year period with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or (ii) obtain and fully pay for “tail” insurance policies in respect of D&O Insurance with a claims period of at least six (6) years from and after the Initial Merger Effective Time with recognized insurance companies with the same or better credit ratings as the Company’s current insurance carriers, for the Persons who, as of the date of this Agreement, are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Initial Merger Effective Time (including in connection with this Agreement or the transactions contemplated hereby). The Company shall cooperate with Parent and use commercially reasonable efforts to cause the Subsequent Surviving Company to be named as the successor-in-interest to the Company’s rights under the “tail” policies in respect of the D&O Insurance. Notwithstanding anything to the contrary in the foregoing, in no event shall Parent or the Subsequent Surviving Company be required to expend an annual premium amount in excess of 300% of the annual premiums currently paid by the Company or any of its Affiliates for such insurance; provided, that if the annual premiums of such insurance coverage exceed such amount, the Subsequent Surviving Company (or Parent on the Subsequent Surviving Company’s behalf) shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Section 5.8 of the Company Disclosure Letter sets forth such annual premiums currently paid by the Company. Parent shall provide a reasonable opportunity to the Company to comment on the terms of any endorsements or policies in connection with such “tail” policy.
(d)In the event of any Legal Proceeding in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to this Section 5.8, any Indemnified Party wishing to claim such indemnification shall promptly notify the Subsequent Surviving Company thereof in writing, but the failure to so notify shall not relieve the Subsequent Surviving Company of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the Subsequent Surviving Company. In the event of any such Legal Proceeding: (i) the Subsequent Surviving Company shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, the Subsequent Surviving Company will not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if the Subsequent Surviving Company elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between the Subsequent Surviving Company and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to the Subsequent Surviving Company and to the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), and (ii) the Subsequent Surviving Company shall advance reasonable and documented fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Party in connection with and prior to the final disposition of such Legal Proceeding (in each case to the extent the Company or the applicable Company Subsidiary is required to do so and on the same terms as provided in the Company’s or such Company Subsidiary’s organizational documents in effect on the Initial Merger Effective Time); provided, that (1) the Parent and Subsequent Surviving Company shall be obligated pursuant to this Section 5.8(d) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid or advanced by Parent or the Subsequent Surviving Company if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Parent or the Subsequent Surviving Company; (iii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent or the Subsequent Surviving Company elects to assume such defense; (iv) Parent or the Subsequent Surviving Company shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with the foregoing Section 5.8(c), in each case if Parent or the Subsequent Surviving Company elects not to assume such defense; and (v) Parent and the Subsequent Surviving Company shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Notwithstanding anything herein to the contrary, neither Parent nor the Subsequent Surviving Company shall settle, compromise or consent to the entry of any judgment in any Legal Proceeding (and in which indemnification could be sought by Indemnified
68

Parties hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Proceeding or such Indemnified Party otherwise consents in writing.
(e)If Parent or the Subsequent Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or Entity and shall not be the continuing or Subsequent Surviving Company or Entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other Entity, then, and in each such case, proper provisions shall be made (whether by operation of law or otherwise) so that the successors and assigns of Parent or the Subsequent Surviving Company shall assume all of the obligations of Parent or the Subsequent Surviving Company (as applicable) set forth in this Section 5.8.
(f)The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, shall be binding on all successors and assigns of Parent and the Subsequent Surviving Company and shall not be amended in any manner that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the written consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.
(g)The rights of the Indemnified Parties under this Section 5.8 shall be in addition to any rights such Indemnified Parties may have under the Company Organizational Documents or the organizational documents of any Company Subsidiary or under any applicable Contracts or Laws in effect on the date of this Agreement and, in the case of such Contracts, made available to Parent prior to the execution hereof, and Parent shall, and shall cause the Subsequent Surviving Company to, honor and perform under all indemnification agreements entered into by the Company or any of the Company Subsidiaries in effect on the date of this Agreement and made available to Parent prior to the execution hereof.
Section 5.9Public Disclosure. The initial press release relating to this Agreement shall be a joint press release and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Mergers or the other transactions contemplated by this Agreement; provided, however, that no such consultation shall be required if, prior to the date of such release or public statement, a Company Adverse Recommendation Change or a Parent Adverse Recommendation Change shall have occurred in compliance with the terms of Section 5.4 of this Agreement. No provision of this Agreement shall prohibit either the Company or Parent from issuing any press release or public statement in the event of an Company Adverse Recommendation Change or a Parent Adverse Recommendation Change that is in either case in compliance with the terms of Section 5.4 of this Agreement.
Section 5.10NYSE Listing of Additional Shares; Delisting.
(a)Parent shall, in accordance with the requirements of the NYSE, use its reasonable best efforts to file with the NYSE a subsequent listing application (“Subsequent Listing Application”) covering the shares of Parent Class A Common Stock to be issued to Company Stockholders pursuant to this Agreement, subject to official notice of issuance, prior to the Closing Date.
(b)Prior to the Closing, upon Parent’s request, the Company shall take all actions necessary to be taken prior to Closing to cause the delisting of Company Common Stock from the NYSE and the termination of the Company’s registration of Company Common Stock under the Exchange Act, in each case, as soon as practicable following the Initial Merger Effective Time, subject to compliance with the Company’s obligations under the Exchange Act.
Section 5.11Takeover Laws. If (a) any provision of the Rights Agreement or the Company Organizational Documents or (b) any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent, the Company, the Parent Board and the Company Board, to the extent permissible under applicable Laws, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Mergers and the other transactions
69

contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Laws, act to eliminate the effect of any provision of the Rights Agreement or the Company Organizational Documents or any Takeover Law on any of the transactions contemplated by this Agreement.
Section 5.12Section 16. Parent shall, prior to the Initial Merger Effective Time, cause the Parent Board to approve the issuance of Parent equity securities (including derivative securities) in connection with the Mergers with respect to any directors or employees of the Company who, as a result of their relationship with Parent as of or following the Initial Merger Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Initial Merger Effective Time, the Company Board shall approve the disposition of the Company equity securities (including derivative securities) in connection with the Mergers by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.
Section 5.13Notice of Changes. Each of the Company and Parent shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the Termination Date. Notwithstanding the foregoing, a breach of the obligations of the Company or Parent under this Section 5.13 will not be taken into account for purposes of determining whether any conditions set forth in Article VI have been satisfied.
Section 5.14Tax Matters.
(a)This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Neither Parent nor the Company shall (nor shall it permit its respective Subsidiaries or Affiliates to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action could reasonably be expected to prevent or impede the Mergers from qualifying for the Reorganization Treatment. Notwithstanding any provision in this Agreement to the contrary, (i) it is not a condition to the Closing that the Mergers qualify for the Reorganization Treatment, and (ii) neither Parent, the Company nor any Subsidiary of either shall have any liability or obligation to one another or to any holder of Company Common Stock should the Mergers fail to qualify for the Reorganization Treatment.
(b)Each of Parent and the Company shall (and shall cause each of its Affiliates to) reasonably cooperate with one another and their respective Tax advisors and use commercially reasonable efforts in connection with the issuance to Parent or the Company of any Tax opinion by its counsel relating to the Reorganization Treatment, including using commercially reasonable efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of the Company or Parent, as applicable) containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render such Tax opinion. If any Tax opinion is required to be delivered in connection with the Joint Proxy Statement/Prospectus or the Registration Statement as it relates to the qualification of the Mergers for the Reorganization Treatment, such Tax opinion shall be delivered by Gibson, Dunn & Crutcher LLP.
Section 5.15Financing Cooperation.
(a)The Company shall cooperate with Parent, and shall cause the Company Subsidiaries to and shall use commercially reasonable efforts to cause the respective directors, officers, accountants, consultants, legal counsel, advisors, agents and other representatives of the Company and the Company Subsidiaries to cooperate with the Parent Parties and Finance LLC, at the Parent Parties’ sole cost and expense, as reasonably requested by the Parent Parties in connection with the Debt Financing. Such cooperation shall include (without limitation) the following: (i) reasonable participation in, and assistance with, customary marketing and syndication efforts related to the Debt Financing; (ii) assistance with the preparation of rating agency presentations, customary offering documents, confidential information memoranda (including a version that does not include material non-public
70

information), private placement memoranda, high-yield offering prospectuses, lender presentations and other customary marketing materials, (iii) participation by appropriate members of senior management of the Company and the Company Subsidiaries in a reasonable number of meetings, presentations, roadshows, due diligence sessions and drafting and negotiation sessions with the Debt Financing Sources (including such meetings and presentations in connection with obtaining ratings in connection with the Debt Financing), (iv) delivery to Parent and the Debt Financing Sources as promptly as reasonably practicable of (without limitation) (A) audited consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, (B) unaudited consolidated balance sheets and related consolidated statements of operations and cash flows for each interim fiscal quarter ended since the last audited financial statements of the Company and at least 45 days prior to the Closing Date, (C) lease operating statements and production reports with respect to the oil and gas properties of the Company and the Company Subsidiaries as of the last day of the most recently completed fiscal year ended at least 90 days before the Closing Date and for each fiscal quarter ended at least 45 days before the Closing Date (including for the 12-month period ending on the last day of the most recently completed four-fiscal quarter period for which lease operating statements and production reports are required to be delivered), (D) a report, prepared in accordance with SEC rules and regulations, with respect to the proved Hydrocarbon reserves of the Company and the Company Subsidiaries that is either prepared or audited by a third party petroleum engineer for the most recently completed fiscal year ended at least 90 days before the Closing Date and (E) information with respect to the Company and the Company Subsidiaries reasonably necessary for Parent to prepare a customary pro forma balance sheet and financial projections, (v) using commercially reasonable efforts to provide Parent with the Required Offering Information, and identifying any portion of any such information that constitutes material non-public information regarding the Company or the Company Subsidiaries or their respective securities, (vi) using commercially reasonable efforts to obtain consents of accountants and reserve engineers for use of their reports in any materials relating to the Debt Financing and accountants’ and reserve engineers’ “comfort” letters, as reasonably requested by Parent, (vii) executing and delivering (in escrow), immediately prior to the consummation of the Debt Financing, the Debt Financing Documents, including credit agreements, indentures, purchase agreements, pledge and security agreements and other similar or related documents, provided that such documents will not take effect prior to the Closing; (viii) taking all actions reasonably desirable to permit the discharge in full as of the Closing of all Indebtedness set forth on Section 5.15(a) of the Company Disclosure Letter, including obtaining customary payoff letters, lien terminations, releases of guaranties and other instruments of discharge to evidence that all such Indebtedness shall have been paid in full, all commitments to lend terminated and all liens securing such Indebtedness encumbering any of the Company’s or any of its Subsidiaries’ assets shall have been released, together with duly executed recordable releases and terminations with respect to any and all such liens; (ix) providing reasonable assistance in connection with (A) the novation or other assumption of the Company’s and its subsidiaries’ hedge agreements as required by the Commitment Letter and (B) the preparation of the information required for any Closing Date Borrowing Base Redetermination Reserve Report (as defined in the Commitment Letter) as required by the Commitment Letter; and (x) providing documentation and other information reasonably requested by Parent or the Debt Financing Sources or required by regulatory authorities in order for any Debt Financing Source to comply with requirements of any applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act (as defined in the Commitment Letter) and regulations pertaining to beneficial ownership of legal entity customers, in each case, as they may relate to the Company, the Company Subsidiaries or their respective assets, which in any event shall be provided at least five (5) Business Days prior to the Closing Date to the extent requested at least eight (8) Business Days prior to the Closing Date. Notwithstanding any other provision set forth herein, the Company and the Company Subsidiaries agree that the Parent Parties may share the information provided under this paragraph with the Debt Financing Sources and potential Debt Financing Sources in connection with any marketing efforts in connection with the Debt Financing, so long as all such parties are party to or otherwise subject to confidentiality obligations substantially comparable to such obligations set forth in the Confidentiality Agreement or otherwise reasonably satisfactory to the Company (it being understood for the avoidance of doubt that the reasonable and customary processes of sharing a customary offering memorandum with potential investors for a Rule 144A and/or Regulation S offering of debt securities shall be deemed to be reasonably satisfactory). Notwithstanding the foregoing, such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries, and the Company and the Company Subsidiaries shall not be required to pay any commitment or other similar fee or make any other payment or incur any other liability or obligation in connection with the Debt Financing. Furthermore (I)
71

nothing in this Agreement shall require the Company and the Company Subsidiaries to cause the delivery of (1) any legal opinions or any representation or reliance letters (except any customary representation and authorization letters and customary management representation letters required by the Company’s independent auditors in connection with delivery of “comfort” letters), (2) any solvency certificates, (3) any pro forma financials or (4) any other financial information in form or substance not customarily prepared by the Company and the Company Subsidiaries with respect to such period (excluding, for the avoidance of doubt, the Required Offering Information), (II) neither the Company nor any of the Company Subsidiaries nor any of their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent on the Closing or that would be effective prior to the Closing, (III) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company or the Company Subsidiaries prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, in each case, that are not contingent on the Closing or that would be effective prior to the Closing, (IV) neither the Company nor any of the Company Subsidiaries shall be required to take any action that will conflict with or violate their formation or organizational documents or result in the contravention of, or that would reasonably be expected to result in a violation or breach of or default (with or without notice, lapse of time or both) under, any applicable Law or material Contract (in each case, prior to the Closing) and (V) nothing in this Agreement shall require any cooperation to the extent that it would require providing access to or disclosing information reasonably be expected to threaten the loss of any attorney-client privilege or other applicable legal privilege of the Company or the Company Subsidiaries.
(b)None of the Company, the Company Subsidiaries or any of their respective Representatives shall be required to take any action that would subject such Person to liability or to pay any commitment or other similar fee or make any other payment or incur any other liability in connection with the Debt Financing or their performance of their respective obligations under this Section 5.15 or any information utilized in connection therewith, in each case, that is not reimbursable by Parent (other than customary authorization letters). Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective affiliates and Representatives from and against any and all losses, liabilities, claims, damages, reasonable and documented out-of-pocket costs and reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket fees and expenses of counsel) suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 5.15 and any information (other than with respect to information furnished by or on behalf of the Company and the Company Subsidiaries for use in connection with the Debt Financing) utilized in connection therewith (other than to the extent such loss, liability, claim, damage, cost or expense arises from the bad faith, gross negligence or willful misconduct of the Company, the Company Subsidiaries, any of their respective affiliates or any of their respective Representatives). Parent shall, promptly upon written request of the Company, reimburse the Company, the Company Subsidiaries or their affiliates, as the case may be, for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries or their respective Affiliates in connection with the cooperation required by this Section 5.15.
(c)Notwithstanding anything to the contrary herein, the condition set forth in Section 6.2(a) as it applies to the Company’s obligations under Section 5.15(a), shall be deemed satisfied unless (i) the Company has failed to satisfy its obligations under Section 5.15(a) in any material respect, (ii) Parent has notified the Company of such failure in writing a reasonably sufficient amount of time prior to the Closing Date to afford the Company with a reasonable opportunity to cure such failure and (iii) such failure has been a proximate cause of Parent’s failure to receive the proceeds of any financing. Parent acknowledges and agrees that obtaining any financing is not a condition to its obligations under this Agreement. If any financing (including any Debt Financing) has not been obtained, Parent shall continue to be obligated, until such time as this Agreement is terminated in accordance with Article VII and subject to the waiver or fulfillment of the conditions set forth in Article VI, to complete the transactions contemplated by this Agreement.
Section 5.16Financing Covenants of the Parent Parties
(a)During the Pre-Closing Period, Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing described in the Commitment Letter on the terms and
72

conditions described in the Commitment Letter as promptly as practicable, including using commercially reasonable efforts to (A) cause Finance LLC to negotiate and execute definitive agreements with respect to the Debt Financing on terms and conditions no less favorable to Finance LLC than those contemplated by the Commitment Letter (including implementing the “market flex” provisions in the Fee Letter as necessary to obtain the Debt Financing), (B) maintain in full force and effect the Commitment Letter, subject to any amendments, modifications, consents or waivers thereto or replacements thereof permitted by this Agreement, (C) satisfy, or cause to be satisfied, on a timely basis (or obtain the waiver of) all conditions to Finance LLC obtaining the Debt Financing within its control set forth in the Commitment Letter that are to be satisfied by Finance LLC at or prior to the Closing and (D) in the event that all conditions precedent to the funding of the Debt Financing in the Commitment Letter have been satisfied or waived (or upon funding will be satisfied), consummate the Debt Financing contemplated thereby at or prior to the time the Closing is required to occur pursuant to Section 1.3(a).
(b)Upon reasonable request, Parent shall keep the Company informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the Debt Financing. Parent shall provide the Company, upon reasonable written request, with copies of any executed, material written documents described in the preceding sentence.
(c)In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall use its commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Debt Financing and Other Sources that is available, to consummate the transactions contemplated by this Agreement (“Alternative Financing”) and to use commercially reasonable efforts to promptly obtain, and when obtained, to provide the Company with a copy of, a replacement financing commitment that provides for such Alternative Financing (together with the term sheet and all exhibits, schedules and annexes thereto, collectively, the “Alternative Financing Commitment Letter”); provided, that in no event will the Parent Parties be required to (x) agree to any terms that are, in the sole discretion of Parent, less favorable in any material respect to the Parent Parties than those set forth in the Commitment Letter in effect on the date hereof or (y) pay any fees, original issue discount, interest or other economics, as applicable, or agree to any prepayment premium or call protection, in each case, in excess of those contemplated by the Commitment Letter. If applicable, any reference in this Agreement to “Debt Financing” shall include “Alternative Financing” and any reference to “Commitment Letter” shall include the “Alternative Financing Commitment Letter”.
(d)Parent shall promptly notify the Company in writing (i) of any actual breach or default (or any event or circumstance that, with or without notice or lapse of time or both, could reasonably be expected to give rise to any breach or default) by any other party to the Commitment Letter, in each case, which breach, default, event or circumstance Parent becomes aware of, (ii) of the receipt by Parent or any of its Subsidiaries of any notice or other communication from any Debt Financing Source with respect to any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letter, and (iii) if for any reason Parent believes in good faith that there is a material possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter in an amount sufficient to consummate the Closing on the Closing Date; provided that, with respect to clauses (i), (ii) and (iii), in no event shall Parent be under any obligation to deliver or disclose any information that would reasonably be expected to waive the protection of attorney-client privilege or similar legal privilege or breach any duty of confidentiality.
(e)Parent shall not permit or consent to, without the prior written consent of the Company, (i) any amendment, replacement, supplement, waiver or modification to be made to the Commitment Letter if such amendment, replacement, supplement or modification would (A) adversely impact the ability of Finance LLC to enforce its rights against any other party to the Commitment Letter, (B) reduce the aggregate amount of cash proceeds from the Debt Financing (including by changing the amount of fees to be paid or original issue discount (except as set forth in any “market flex” provisions in the Fee Letter)) available to be funded on the Closing Date below the amount necessary (when taken together with Other Sources) to consummate the transactions contemplated by this Agreement, or (C) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing thereunder, in each case, in a manner that would reasonably be expected to (I) prevent or materially delay the Closing or (II) make the funding of the Debt Financing
73

(or satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur (collectively, the “Restricted Commitment Letter Amendments”) (provided that, for the avoidance of doubt, Parent may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof (but not to make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment). For all purposes of this Agreement, references to the “Commitment Letter” and “Alternative Financing Commitment Letter” shall include such document as permitted or required by this Section 5.16(e) to be amended, supplemented, extended, replaced, waived or otherwise modified, in each case from and after such amendment, supplement, extension, replacement, waiver or modification.
Section 5.17Shareholder Litigation. Each of the Company and Parent shall promptly notify the other of any shareholder litigation against it or its directors or officers in relation to the Mergers and the other transactions contemplated by this Agreement and shall keep the other party informed regarding such litigation. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against the Company or its directors or officers relating to the Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company a reasonable opportunity to participate in the defense or settlement of any shareholder litigation against Parent or its directors or officers relating to the Mergers and the other transactions contemplated by this Agreement. Without limiting in any way the parties’ obligations under Section 5.5, each of Parent and the Company shall cooperate, shall cause its respective Subsidiaries, as applicable, to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.
Section 5.18Cooperation. Each of the Company and Parent will, and will cause its respective Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Law, to cooperate with the other party in connection with planning the integration of the business operations of the Company and Parent and their respective Subsidiaries.
ARTICLE VI
CONDITIONS TO THE MERGERS
Section 6.1Conditions to Each Party’s Obligation. The respective obligations of the Company and the Parent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by each party on or prior to the Initial Merger Effective Time, of each of the following conditions:
(a)The Company Stockholder Approval shall have been obtained;
(b)The Parent Stockholder Approval shall have been obtained;
(c)No provision of any applicable Law and no Order (preliminary or otherwise) shall be in effect that prohibits the consummation of the Mergers;
(d)Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated hereby shall have expired or otherwise been terminated;
(e)The Registration Statement shall have become effective under the Securities Act and no stop order suspending the use of the Registration Statement or the Joint Proxy Statement/Prospectus shall have been issued by the SEC nor shall proceedings seeking a stop order have been initiated or, to the Knowledge of the Company or Parent, as the case may be, be threatened by the SEC; and
(f)Parent shall have filed with the NYSE the Subsequent Listing Application with respect to the shares of Parent Class A Common Stock issued or issuable pursuant to this Agreement and such shares of Parent Class A Common Stock shall have been approved and authorized for listing on the NYSE, subject to official notice of issuance.
74

Section 6.2Additional Conditions to the Parent Parties’ Obligations. The respective obligations of the Parent Parties to consummate the Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by Parent on or prior to the Initial Merger Effective Time of each of the following conditions:
(a)The Company shall have performed or complied in all material respects with all of its covenants, obligations or agreements required to be performed or complied with under this Agreement prior to the Initial Merger Effective Time;
(b)The representations and warranties of the Company contained (A) in Section 2.1(a), Section 2.1(b), Section 2.2, Section 2.4, Section 2.7(b) and Section 2.28 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date, except in the case of Section 2.4(a), for de minimis inaccuracies (in each case except to the extent expressly made as of an earlier date, in which case as of such date), and (B) in this Agreement (other than the representations and warranties of the Company set forth in Section 2.1(a), Section 2.1(b), Section 2.2, Section 2.4, Section 2.7(b) and Section 2.28) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (B)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(c)There shall not have occurred since the date hereof a Company Material Adverse Effect; and
(d)At Closing, Parent shall have received a certificate from a duly authorized officer of the Company certifying as to the matters set forth in the foregoing clauses (a), (b) and (c) of this Section 6.2.
The foregoing conditions are for the sole benefit of the Parent Parties and may, subject to the terms of this Agreement, be waived by Parent, in whole or in part at any time and from time to time, in the sole discretion of Parent. The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Initial Merger Effective Time.
Section 6.3Additional Conditions to the Company’s Obligations. The obligations of the Company to consummate the Mergers are subject to the satisfaction or, to the extent permitted by Law, the waiver by the Company on or prior to the Initial Merger Effective Time of each of the following conditions:
(a)Each of the Parent Parties shall have performed or complied in all material respects with its respective covenants, obligations or agreements required to be performed or complied with under the Agreement prior to the Initial Merger Effective Time;
(b)The representations and warranties of the Parent Parties contained (A) in Section 3.1(a), Section 3.1(b), Section 3.2, Section 3.4 and Section 3.7(b) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date, except in the case of Section 3.4(a), for de minimis inaccuracies (in each case except to the extent expressly made as of an earlier date, in which case as of such date), and (B) in this Agreement (other than the representations and warranties of the Parent Parties set forth in Section 3.1(a), Section 3.1(b), Section 3.2, Section 3.4 and Section 3.7(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (B)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
75

(c)There shall not have occurred since the date hereof a Parent Material Adverse Effect; and
(d)At Closing, the Company shall have received a certificate from a duly authorized officer of Parent certifying as to the matters set forth in the foregoing clauses (a), (b) and (c) of this Section 6.3.
The foregoing conditions are for the sole benefit of the Company and may, subject to the terms of this Agreement, be waived by the Company, in whole or in part at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Initial Merger Effective Time.
ARTICLE VII
TERMINATION
Section 7.1Termination. This Agreement may be terminated prior to the Initial Merger Effective Time, whether before or after adoption of this Agreement by the Company Stockholders or approval of the Stock Issuance by the Parent Stockholders, in the following circumstances:
(a)by mutual written consent of Parent and the Company;
(b)by either Parent or the Company if:
(i)the Mergers shall not have been consummated on or prior to November 15, 2024 (the “Termination Date”); provided, however, that the Termination Date shall automatically be extended by an additional six (6) months if (i) the condition set forth in Section 6.1(d) shall not have been satisfied prior to such date and time and (ii) all other conditions to Closing in this Agreement have been satisfied (or are capable of being satisfied) or waived; provided, further, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement by such party;
(ii)a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose action or failure to act has been the primary cause for the entry of the Order and such action or failure to act constitutes a material breach of this Agreement by such party;
(iii)the required approval of the Company Stockholders contemplated by this Agreement at the Company Stockholders’ Meeting shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to the Company where the failure to obtain the required approval of the Company Stockholders shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement; or
(iv)the required approval of the Parent Stockholders contemplated by this Agreement at the Parent Stockholders’ Meeting shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iv) shall not be available to Parent where the failure to obtain the required approval of the Parent Stockholders shall have been caused by the actions or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;
(c)by Parent:
(i)at any time prior to the Initial Merger Effective Time, if any of the Company’s covenants, representations or warranties contained in this Agreement shall have been breached or, any of
76

the Company’s representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, and such breach (i) is incapable of being cured by the Company or (ii) shall not have been cured within 30 days of receipt by the Company of written notice of such breach describing in reasonable detail such breach; provided that, at the time of the delivery of such notice or thereafter, no Parent Party shall be in material breach of its obligations under this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be capable of being satisfied;
(ii)at any time prior to the receipt of the Company Stockholder Approval, if the Company Board or any committee thereof shall make a Company Adverse Recommendation Change; or
(iii)at any time prior to the receipt of the Parent Stockholder Approval, in order to enter into a definitive agreement with respect to a Parent Superior Proposal in compliance with Section 5.4; provided, that Parent shall have contemporaneously with such termination tendered payment to the Company of the Parent Termination Fee pursuant to Section 7.3.
(d)by the Company:
(i)at any time prior to the Initial Merger Effective Time, if any of the Parent Parties’ covenants, representations or warranties contained in this Agreement shall have been breached or, any of the Parent Parties’ representations and warranties shall have become untrue, such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) of this Agreement would not be satisfied, and such breach (i) is incapable of being cured by any of the Parent Parties, as the case may be, or (ii) shall not have been cured within 30 days of receipt by Parent of written notice of such breach describing in reasonable detail such breach; provided that, at the time of the delivery of such notice or thereafter, the Company shall not be in material breach of its obligations under this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be capable of being satisfied;
(ii)at any time prior to the receipt of the Parent Stockholder Approval, if the Parent Board or any committee thereof shall make a Parent Adverse Recommendation Change; or
(iii)at any time prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Company Superior Proposal in compliance with Section 5.4; provided, that the Company shall have contemporaneously with such termination tendered payment to Parent of the Company Termination Fee pursuant to Section 7.3.
The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party.
Section 7.2Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 7.2, Section 7.3 and Article VIII of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability or damages resulting from fraud or any Willful and Material Breach of any provision contained in this Agreement.
Section 7.3Expenses; Termination Fees.
(a)Expenses.
(i)Except as provided below, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such expenses, whether or not the Mergers are consummated; provided, however, filings fees payable under the HSR Act shall be split equally between the Company and Parent.
(ii)In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii) (No Company Stockholder Approval) under circumstances in which the Company Termination Fee is not then payable under Section 7.3(b), then the Company shall pay to Parent
77

the Expenses. Any Expenses due under this Section 7.3(a)(ii) shall be paid as promptly as possible (but in any event within three Business Days) following such termination.
(iii)In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iv) (No Parent Stockholder Approval) under circumstances in which the Parent Termination Fee is not then payable under Section 7.3(b), then Parent shall pay to the Company the Expenses. Any Expenses due under this Section 7.3(a)(iii) shall be paid as promptly as possible (but in any event within three Business Days) following such termination.
(b)Termination Fee.
(i)In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) (Parent Adverse Recommendation Change), then Parent shall pay to the Company the Parent Termination Fee as promptly as possible (but in any event within three Business Days) following such termination.
(ii)In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change), then the Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three Business Days) following such termination.
(iii)In the event that (A) prior to the Company Stockholders’ Meeting, a Company Acquisition Proposal is publicly proposed or otherwise communicated to the Company Stockholders or the Company Board and not withdrawn at least five (5) Business Days prior to the Company Stockholders Meeting and (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) (Termination Date) or Section 7.1(b)(iii) (No Company Stockholder Approval) or by Parent pursuant to Section 7.1(c)(i) (Company Terminable Breach) and concurrently with or within 12 months after any such termination, the Company or any Company Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting 50% for the 15% threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 7.3(b)(iii)), then the Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three Business Days) following the earlier of the entry into such definitive agreement or consummation of such Company Acquisition Proposal.
(iv)In the event that (A) prior to the Parent Stockholders’ Meeting, a Parent Acquisition Proposal is publicly proposed or otherwise communicated to the Parent Stockholders or the Parent Board and not withdrawn at least five (5) Business Days prior to the Parent Stockholders Meeting and (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) (Termination Date) or Section 7.1(b)(iv) (No Parent Stockholder Approval) or by the Company pursuant to Section 7.1(d)(i) (Parent Terminable Breach) and concurrently with or within 12 months after any such termination, Parent or any Parent Subsidiaries enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal (substituting 50% for the 15% threshold set forth in the definition of “Acquisition Proposal” for all purposes under this clause (iv)), then Parent shall pay to the Company the Parent Termination Fee as promptly as possible (but in any event within three Business Days) following the earlier of the entry into such definitive agreement or consummation of such Parent Acquisition Proposal.
(v)In the event that (A) this Agreement is terminated by either party pursuant to (1) Section 7.1(b)(i) (Termination Date) and at the time of such termination, the Company Stockholder Approval shall not have been obtained or (2) Section 7.1(b)(iii) (No Company Stockholder Approval) and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(c)(ii) (Company Adverse Recommendation Change), then the Company shall pay to Parent the Company Termination Fee as promptly as possible (but in any event within three Business Days) following such termination.
(vi)In the event that (A) this Agreement is terminated by either party pursuant to (1) Section 7.1(b)(i) (Termination Date) and at the time of such termination, the Parent Stockholder Approval
78

shall not have been obtained or (2) Section 7.1(b)(iv) (No Parent Stockholder Approval) and (B) the Company would have been permitted to terminate this Agreement pursuant to Section 7.1(d)(ii) (Parent Adverse Recommendation Change), then Parent shall pay to the Company the Parent Termination Fee as promptly as possible (but in any event within three Business Days) following such termination.
(vii)In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii) (Company Superior Proposal), then the Company shall contemporaneously with such termination pay to Parent the Company Termination Fee.
(viii)In the event that this Agreement is terminated by the Parent pursuant to Section 7.1(c)(iii) (Parent Superior Proposal), then the Parent shall contemporaneously with such termination pay to Company the Parent Termination Fee.
(ix)As used in this Agreement, “Company Termination Fee” shall mean a cash amount equal to $30,500,000, and “Parent Termination Fee” shall mean a cash amount equal to $61,000,000. Each of the Company Termination Fee and the Parent Termination Fee is referred to herein as a “Termination Fee.” As used in this Agreement, “Expenses” shall mean a cash amount equal to $5,100,000, which includes reimbursement for fees and expenses incurred or paid by or on behalf of the party receiving payment thereof and its Affiliates in connection with the Mergers or the other transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all reasonable and documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources (including the Debt Financing Sources), accountants, experts and consultants to such party and its Affiliates.
(x)Upon payment of the Termination Fee, as applicable, in accordance with this Section 7.3(b), the paying party shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the other party (provided, that nothing herein shall release any party from liability for Willful and Material Breach or fraud). The parties acknowledge and agree that in no event shall either party be required to pay the Termination Fee on more than one occasion or the Expenses on more than one occasion. Notwithstanding anything to the contrary contained in this Section 7.3, if Parent or the Company receives a Termination Fee, then such Person will not be entitled to also receive a payment for the Expenses and if the Termination Fee is payable at such time as such Person has already received payment or concurrently receives payment in respect of the Expenses, the amount of the Expenses received by (or on behalf of) such Person shall be deducted from the Termination Fee.
(xi)Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Termination Fee and the Expenses, as applicable, are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If the Company or Parent, as applicable, fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (1) the Company or Parent, as applicable, shall reimburse the other party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) the Company or Parent, as applicable, shall pay to the other party interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.
(xii)The parties agree that (A) the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.11 shall be the sole and exclusive remedies of the Company and its Subsidiaries against the Parent Parties and any of their respective former, current or future
79

directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Mergers to be consummated and none of the Parent Parties or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement, the Mergers or the transactions contemplated by this Agreement; provided, however, that this Section 7.3(b)(xii) shall not relieve the Parent Parties of any liability or damages to the Company, including pursuant to Section 8.8, as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Parent Parties shall be liable for damages for such fraud or Willful and Material Breach); and (B) the monetary remedies set forth in this Section 7.3 and the specific performance remedies set forth in Section 8.11 should be the sole and exclusive remedies of the Parent Parties against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Mergers to be consummated and none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement, the Mergers or the transactions contemplated by this Agreement; provided, however, that this Section 7.3 should not relieve the Company of any liability or damages to the Parent Parties as a result of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach).
ARTICLE VIII
MISCELLANEOUS PROVISIONS
Section 8.1Amendment. This Agreement may be amended by the parties at any time before or after the receipt of any required approval by the Company Stockholders or Parent Stockholders; provided, however, that after the receipt of the Company Stockholder Approval or Parent Stockholder Approval, as applicable, no amendment shall be made which by applicable Laws or the rules of the NYSE requires further approval of the Company Stockholders or Parent Stockholders, as applicable, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 8.2Waiver.
(a)No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
Section 8.3No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Initial Merger Effective Time, except for agreements which expressly by their terms survive the Initial Merger Effective Time.
Section 8.4Entire Agreement; Counterparts. This Agreement (and the Confidentiality Agreement, Company Disclosure Letter and Parent Disclosure Letter) constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
80

Section 8.5Applicable Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that any action, suit or other Legal Proceeding arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or arising out of or relating to the transactions contemplated by this Agreement (a “Proceeding”) shall be commenced and conducted exclusively in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware lacks jurisdiction, the United States District Court for the District of Delaware or the Superior Court of the State of Delaware (Complex Commercial Division), and each of the parties hereby irrevocably and unconditionally: (a) consents to submit to the exclusive jurisdiction of such courts for any Proceeding (and each party agrees not to commence any Proceeding, except in such courts); (b) waives any objection to the laying of venue of any Proceeding in such courts; (c) waives, and agrees not to plead or to make, any claim that any Proceeding brought in any such court has been brought in an improper or otherwise inconvenient forum; and (d) waives, and agrees not to plead or to make, any claim that any Proceeding shall be transferred or removed to any other forum. Each of the parties hereto hereby irrevocably and unconditionally agrees: (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to clauses (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Notwithstanding anything to the contrary contained in this Agreement, the parties hereto hereby further agree that (x) any claims brought against any Debt Financing Source will be governed by, and construed and enforced in accordance with, the internal Laws of the State of New York, without giving effect to conflict-of-laws principles that might require the application of the Laws of any other jurisdiction and (y) no party will, and no party will permit any of its respective Affiliates to, bring or support any legal action or proceeding against any Debt Financing Source in any way relating to this Agreement (or any of the transactions contemplated hereby or thereby), including any dispute arising out of or relating in any way to any Debt Financing Document or the Debt Financing or the performance thereof, in any forum other than any New York State court sitting in the borough of Manhattan, or, if, under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and each of the parties hereto hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.
Section 8.6Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
Section 8.7Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.
Section 8.8No Third-Party Beneficiaries. Except for (a) the right to receive the Merger Consideration as provided in Article I and the provisions of Section 5.6 but only from and after, and subject to the occurrence of, the Initial Merger Effective Time, (b) the right of the Indemnified Parties to enforce the provisions of Section 5.8 (which from and after the Initial Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after, and subject to the occurrence of, the Initial Merger Effective Time, and (c) prior to the Initial Merger Effective Time, for the right of the Company, on its own behalf and on behalf of and as agent for the Company Stockholders, to pursue specific performance as set forth in Section 8.11 or, if specific performance is not sought or granted as a remedy, damages (which may include, among other things, the benefit of the bargain lost by the Company Stockholders) as a result of fraud or a Willful and Material Breach by Parent Parties of any covenant, agreement or obligation
81

contained in this Agreement, it being agreed that in no event shall any such Company Stockholder be entitled to enforce any of their rights, or any of the Parent Parties’ obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right, to the fullest extent permitted by Law, to do so as agent for the Company Stockholders, Parent and the Company agree that (1) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and (2) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that, notwithstanding anything in this Agreement to the contrary, each of the Parent Parties, the Company on behalf of itself, the Company Subsidiaries and each of its controlled Affiliates hereby agrees that each Debt Financing Source is an express third party beneficiary of, and may enforce, Section 7.3(b), Section 8.1, Section 8.2, Section 8.5, Section 8.6, this Section 8.8, Section 8.11 or Section 8.12 (and such provisions shall not be amended in any way adverse to any such Debt Financing Source without its prior written consent) (such consent not to be unreasonably withheld, conditioned or delayed).
Section 8.9Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):
If to the Parent Parties:
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, Texas 77002
Attention: Bo Shi
Email: bo.shi@crescentenergyco.com
with a copy to (which copy shall not constitute notice hereunder):
Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002
Attention: Douglas E. McWilliams; Robert Hughes
Email: dmcwilliams@velaw.com; rhughes@velaw.com
If to the Company:
SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, Texas 77024
Attention: Christopher M. Abundis
Email: chris.abundis@sbow.com
82

with a copy to (which copy shall not constitute notice hereunder):
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002
Attention: Tull R. Florey; Hillary H. Holmes; Stephen T. Olson;
Andrew Kaplan
E-mail:    tflorey@gibsondunn.com;
hholmes@gibsondunn.com;
solson@gibsonndunn.com;
akaplan@gibsondunn.com
Section 8.10Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction and (b) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement; provided, that the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original interest of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.
Section 8.11Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The parties agree that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, the other party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Section 8.12Financing Provisions.
(a)Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, the Company Subsidiaries and each of its controlled Affiliates hereby: (i) agrees that any Legal Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source, arising out of or relating to, this Agreement or any of the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court, (ii) agrees that any such Legal Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflict of laws principles that would result in the application of the laws of another state), except as otherwise provided in any other applicable Debt Financing Document, (iii) agrees not to bring or support or permit any of its Affiliates to bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement, any such Debt Financing, any such Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iv) agrees that service of process upon the Company, the Company Subsidiaries or the Company’s controlled Affiliates in any such Legal Proceeding or proceeding shall be effective if notice is given in accordance with Section 8.9, (v) irrevocably waives, to the fullest extent that it may effectively do so, the
83

defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court, (vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Legal Proceeding brought against any such Debt Financing Sources in any way arising out of or relating to, this Agreement, any such Debt Financing, any such Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and (vii) agrees that no Debt Financing Source will to the fullest extent permitted by applicable Law have any liability to the Company or any Company Subsidiary or any of their respective Affiliates or Representatives (in each case, other than Parent or the Parent Subsidiaries) relating to or arising out of this Agreement, any such Debt Financing, any such Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise. Notwithstanding the foregoing, (A) nothing in this Section 8.12(a) shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Source’s obligations to Parent or the rights of the Company and the Company Subsidiaries against any such Debt Financing Source with regard to any financing contemplated hereby following the Closing Date and (B) the Parent agrees and confirms that its obligations under this Agreement are in no way subject to or conditioned upon obtaining any Debt Financing.
(b)Each of the parties hereto (i) agrees that none of the Debt Financing Sources will have any liability to the Company or any of its Affiliates and their respective officers, directors, employees, controlling persons, agents and representatives and their respective permitted successors and assigns, relating to or arising out of this Agreement, the Debt Financing or any Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (ii) (A) waives any and all rights or claims against the Debt Financing Sources in connection with this Agreement, the Debt Financing or any Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or equity, contract, tort or otherwise, and (B) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Debt Financing Source in connection with this Agreement, the Debt Financing or any Debt Financing Document or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (it being understood that nothing in this Section 8.12(b) shall limit (x) the rights of any of the parties to any Debt Financing Document or (y) any of the Company’s rights or remedies under this Agreement against the Parent Parties).
Section 8.13Construction.
Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:
(a)for purposes of this Agreement, whenever the context requires: the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;
(b)the parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement;
(c)examples are not to be construed to limit, expressly or by implication, the matter they illustrate;
(d)the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;
(e)all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;
(f)the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;
84

(g)a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;
(h)all references to prices, values or monetary amounts refer to United States dollars;
(i)this Agreement has been jointly prepared by the parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;
(j)the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;
(k)any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;
(l)the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;
(m)all references to a Person include such Person’s predecessors and permitted successors and assigns;
(n)unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;
(o)all references to days mean calendar days unless otherwise provided;
(p)all references to time mean Houston, Texas time;
(q)all references to “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 15, 2024; and
(r)the Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.
Section 8.14Certain Definitions.
(a)As used in this Agreement, the following terms have the following meanings:
(i)“Acceptable Confidentiality Agreement” shall mean (a) a confidentiality agreement on terms no less favorable to the Company or Parent, as applicable, than the terms of the Confidentiality Agreement and (b) such confidentiality agreement shall not prohibit compliance by the Company or Parent, as applicable, with any of the provisions of Section 5.4.
(ii)“Acquisition Proposal” with respect to a party, shall mean any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets of such party that constitutes 15% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning 15% or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of
85

such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.
(iii)“Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act.
(iv)“AgentCo” has the meaning set forth in Section 1.15.
(v)“Agreement” has the meaning set forth in the preamble to this Agreement.
(vi)“Alternative Financing” has the meaning set forth in Section 5.16(c).
(vii)“Alternative Financing Commitment Letter” has the meaning set forth in Section 5.16(c).
(viii)“Anti-Corruption Laws” shall mean any applicable law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010 and any applicable anti-corruption or anti-bribery law of any other applicable jurisdiction.
(ix)“Artemis Holdings” has the meaning set forth in the preamble of this Agreement.
(x)“Available Cash Election Amount” has the meaning set forth in Section 1.6(a)(iii)(2).
(xi)“Benefit Plan” shall mean any (i) employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) employee welfare benefit plans (as defined in Section 3(1) of ERISA), and (iii) other pension, bonus, commission, stock option, stock purchase, incentive, deferred compensation, supplemental retirement or other retiree, fringe benefit and other benefit, employment, consulting, compensation, change in control, retention or severance plans, programs, Contracts or arrangements.
(xii)“Book-Entry Common Share” shall mean each uncertificated share of Company Common Stock.
(xiii)“Business Day” shall mean any day, other than a Saturday, a Sunday or a day on which banking and savings and loan institutions in Texas are authorized or required by Law to be closed.
(xiv)“Cash Election” has the meaning set forth in Section 1.6(a)(iii)(2).
(xv)“Cash Election Amount” has the meaning set forth in Section 1.6(a)(iii)(2).
(xvi)“Cash Election Consideration” has the meaning set forth in Section 1.6(a)(iii)(2).
(xvii)“Cash Election Share” has the meaning set forth in Section 1.6(a)(iii)(2).
(xviii)“Cash Fraction” has the meaning set forth in Section 1.6(a)(iii)(2).
(xix)“Cleanup” shall mean all actions required to be taken under or pursuant to any Environmental Law to: (1) cleanup, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
86

(xx)“Closing” has the meaning set forth in Section 1.3(a).
(xxi)“Closing Date” has the meaning set forth in Section 1.3(a).
(xxii)“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
(xxiii)“Commitment Letter” has the meaning set forth in Section 3.28(a).
(xxiv)“Company” has the meaning set forth in the preamble to this Agreement.
(xxv)“Company 401(k) Plan” has the meaning set forth in Section 5.7(c).
(xxvi)“Company 8-K” has the meaning set forth in Section 2.6(c).
(xxvii)“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.
(xxviii)“Company Adverse Recommendation Change” has the meaning set forth in Section 5.4(b).
(xxix)“Company Balance Sheet” has the meaning set forth in Section 2.6(b).
(xxx)“Company Balance Sheet Date” has the meaning set forth in Section 2.6(b).
(xxxi)“Company Benefit Plans” shall mean any Benefit Plan of the Company or any of the Company Subsidiaries that is for the benefit of, or relating to, any Company Persons or as to which the Company or any of the Company Subsidiaries may have any liability, in each case whether or not reduced to writing and whether funded or unfunded.
(xxxii)“Company Board” has the meaning set forth in the recitals to this Agreement.
(xxxiii)“Company Budget” shall mean the Company’s 2024 capital budget.
(xxxiv)“Company Common Stock” has the meaning set forth in Section 1.6(a)(ii).
(xxxv)“Company Common Stock Trust” has the meaning set forth in Section 1.8(f)(i).
(xxxvi)“Company Credit Agreement” means that certain First Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 19, 2017, among the Company, JPMorgan Chase Bank, N.A., as administrative agent and Issuing Bank, and certain bank lenders thereto (as amended, restated, supplemented or modified from time to time).
(xxxvii)“Company Director Designee” has the meaning set forth in Section 1.14.
(xxxviii)“Company Disclosure Letter” has the meaning set forth in Article II.
(xxxix) “Company Entities Organizational Documents” has the meaning set forth in Section 2.1(c).
(xl)“Company ERISA Affiliate” has the meaning set forth in Section 2.12(b).
(xli)“Company Gruy Reserve Report” has the meaning set forth in Section 2.15(a).
(xlii)“Company Incentive Plans” shall mean the Company 2016 Equity Incentive Plan and the Company Inducement Plan, collectively, each as amended or supplemented from time to time.
(xliii)“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or, if known, the consequences of which are not known or reasonably foreseeable) to or by the Company Board as of the date of this
87

Agreement, which event, fact, circumstance, development, occurrence or consequence becomes known to the Company Board prior to obtaining the Company Stockholder Approval; provided, that (i) in no event shall the results of the election of the Company’s directors at the Company’s 2024 Annual Meeting of Shareholders or any adjournment thereof be taken into account for purposes of determining whether a Company Intervening Event has occurred or (ii) in no event shall any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, as applicable, be taken into account for purposes of determining whether a Company Intervening Event has occurred, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether a Company Intervening Event has occurred.
(xliv)“Company Leased Real Property” has the meaning set forth in Section 2.17(c).
(xlv)“Company Material Adverse Effect” shall mean, when used with respect to the Company and the Company Subsidiaries, (A) a material adverse effect on the ability of the Company and the Company Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Company Material Adverse Effect under the foregoing clauses (A) or (B) has occurred:
(1)changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
(2)changes in general economic conditions in the oil and gas exploration and production industry;
(3)the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;
(4)any hurricane, tornado, flood, earthquake or other natural disaster;
(5)any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;
(6)any action taken by the Company or any of the Company Subsidiaries that is expressly required by this Agreement or any action taken or omitted to be taken by the Company or any of the Company Subsidiaries at the written request of Parent;
(7)the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to any representation or warranty (or any condition to any obligation of any party hereto to consummate the transactions contemplated hereby relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the announcement or pendency of this Agreement or the compliance with or performance of obligations under this Agreement or the transactions contemplated hereby;
(8)any change in the market price or trading volume of the Company Common Stock (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments,
88

conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);
(9)any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);
(10)any downgrade in rating of any Indebtedness or debt securities of the Company or any of the Company Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);
(11)changes in any Laws or regulations applicable to the Company or any of the Company’s Subsidiaries or their respective assets or operations;
(12)changes in applicable accounting regulations or the interpretations thereof after the date of this Agreement; and
(13)any Legal Proceedings commenced by or involving any current or former director or stockholder of the Company (on its own behalf or on behalf of the Company) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby.
provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), or (5) will, unless otherwise excluded, be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate.
(xlvi)“Company Material Contracts” has the meaning set forth in Section 2.10(c).
(xlvii)“Company Notice” has the meaning set forth in Section 5.4(b).
(xlviii) “Company Notice of Change” has the meaning set forth in Section 5.4(c).
(xlix)“Company NPA” means that certain Note Purchase Agreement, dated December 15, 2017, among the Company, the guarantors party thereto, the holders party thereto and U.S. Bank National Association, as agent and collateral agent (as amended, restated, supplemented or modified from time to time).
(l)“Company Options” means all options to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested, outstanding immediately prior to the Initial Merger Effective Time under a Company Incentive Plan.
(li)“Company Organizational Documents” has the meaning set forth in Section 2.1(c).
(lii)“Company Owned Real Property” has the meaning set forth in Section 2.17(c).
(liii) “Company Permits” has the meaning set forth in Section 2.9(b).
89

(liv)“Company Persons” shall mean any former or current employee, officer, director, individual independent contractor or consultant of the Company or any of the Company Subsidiaries.
(lv)“Company Preferred Stock” has the meaning set forth in Section 2.4(a).
(lvi)“Company PSU Award” has the meaning set forth in Section 5.6(a).
(lvii)“Company Real Property” has the meaning set forth in Section 2.17(c).
(lviii)“Company Real Property Lease” has the meaning set forth in Section 2.17(c).
(lix)“Company Recommendation” has the meaning set forth in the recitals to this Agreement.
(lx)“Company Risk Policies” has the meaning set forth in Section 2.6(h).
(lxi)“Company RSU Award” has the meaning set forth in Section 5.6(a).
(lxii)“Company SEC Documents” has the meaning set forth in Section 2.6(a).
(lxiii)“Company Stock Certificate” has the meaning set forth in Section 1.7(a).
(lxiv)“Company Stockholder Approval” has the meaning set forth in Section 2.3.
(lxv)“Company Stockholders” has the meaning set forth in the recitals to this Agreement.
(lxvi)“Company Stockholders’ Meeting” has the meaning set forth in Section 5.3(a).
(lxvii)“Company Subsidiaries” shall mean the Subsidiaries of the Company.
(lxviii)“Company Superior Proposal” means a Superior Proposal with respect to the Company.
(lxix)“Company Termination Fee” has the meaning set forth in Section 7.3(b)(vi).
(lxx)“Confidentiality Agreement” has the meaning set forth in Section 5.1(b).
(lxxi)“Continuing Employee” has the meaning set forth in Section 5.7(a).
(lxxii)“Contract” shall mean any legally binding written or oral agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.
(lxxiii)“D&O Insurance” has the meaning set forth in Section 5.8(c).
(lxxiv)“Debt Financing” means the third party debt financing obtained by the Parent Parties or any of their Subsidiaries to fund the transactions contemplated by this Agreement.
(lxxv)“Debt Financing Documents” means, collectively, each definitive agreement delivered in connection with the Debt Financing.
(lxxvi)“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing or otherwise have entered into agreements in connection with all or any part of the Debt Financing, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective permitted successors and assigns.
90

(lxxvii)“Derivative Product” shall mean each Contract for any futures transaction, swap transaction, collar transaction, floor transaction, cap transaction, option, warrant, forward purchase or sale transaction relating to one or more currencies, commodities (including Hydrocarbons), interest rates, bonds, equity securities, loans, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
(lxxviii)“DGCL” has the meaning set forth in the recitals to this Agreement.
(lxxix)“DLLCA” has the meaning set forth in the recitals to this Agreement.
(lxxx) “DOJ” has the meaning set forth in Section 5.5(a).
(lxxxi)“DTC” means The Depositary Trust Company.
(lxxxii)“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.
(lxxxiii)“Election Deadline” has the meaning set forth in Section 1.13(b).
(lxxxiv)“Election Form” has the meaning set forth in Section 1.13(a).
(lxxxv)“Election Period” has the meaning set forth in Section 1.13(b).
(lxxxvi)“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, easement, title defect, lease, sublease, claim, infringement, interference, option, right of first refusal or preemptive right (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
(lxxxvii)“Enforceability Exceptions” has the meaning set forth in Section 2.2(c).
(lxxxviii)“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
(lxxxix)“Environmental Claim” shall mean any claim, action, cause of action, investigation or notice (written or oral) by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or Parent, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
(xc)“Environmental Law” shall mean any applicable Law that relates to:
(1)the pollution or protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), human health or safety (to the extent related to exposure of persons to Hazardous Materials); or
(2)the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials.
(xci)“ERISA” has the meaning set forth in Section 2.12(a).
91

(xcii)“Exchange Act” has the meaning set forth in Section 2.5(a).
(xciii)“Exchange Agent” has the meaning set forth in Section 1.8(a).
(xciv)“Exchange Fund” has the meaning set forth in Section 1.8(a).
(xcv)“Exchange Ratio” has the meaning set forth in Section 1.6(a)(iii)(3).
(xcvi)“Excluded Shares” has the meaning set forth in Section 1.6(a)(ii).
(xcvii)“executive officers” shall have the meaning given to such term in Rule 3b-7 under the Exchange Act.
(xcviii)“Expenses” has the meaning set forth in Section 7.3(b)(vi).
(xcix)“Fee Letter” has the meaning set forth in Section 3.28(a).
(c)“Finance LLC” means Crescent Energy Finance LLC, a Delaware limited liability company.
(ci)“FTC” has the meaning set forth in Section 5.5(a).
(cii)“GAAP” shall mean generally accepted accounting principles, as in effect in the United States of America.
(ciii)“Government Official” has the meaning set forth in Section 2.27(a).
(civ)“Governmental Entity” shall mean any federal, regional, state, municipal, local or foreign government or any instrumentality, subdivision, court, administrative agency or commission or other authority thereof.
(cv)“Gross Up Right” has the meaning set forth in Section 2.12(f).
(cvi)“Gruy” has the meaning set forth in Section 2.15(a).
(cvii)“Hazardous Materials” shall mean any substance, material or waste that is listed, defined, designated or classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar import pursuant to any Environmental Law, including Hydrocarbons, asbestos, asbestos-containing materials, polychlorinated biphenyls, and per- and poly-fluoroalkyl substances.
(cviii)“HSR Act” has the meaning set forth in Section 2.5(a).
(cix)“Hydrocarbons” shall mean crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.
(cx)“Indebtedness” of any Person shall mean:
(1)indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;
(2)obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including, in any such case, “earnout” payments;
92

(3)obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;
(4)obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;
(5)payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;
(6)obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;
(7)obligations of such Person under any Derivative Product; and
(8)indebtedness of others as described in the foregoing clauses (1) through (7) above in any manner guaranteed by such Person or for which such Person is or may become contingently liable;
but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.
(cxi)“Indemnified Parties” has the meaning set forth in Section 5.8(a).
(cxii)“Initial Certificate of Merger” has the meaning set forth in Section 1.3(b).
(cxiii)“Initial Merger” has the meaning set forth in the recitals to this Agreement.
(cxiv)“Initial Merger Effective Time” has the meaning set forth in Section 1.3(b).
(cxv)“Initial Surviving Corporation” has the meaning set forth in Section 1.1(a).
(cxvi)“Intellectual Property” shall mean all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) proprietary rights in computer programs (whether in source code, object code, or other form), databases, algorithms, compilations and other collections of data (including geophysical data), and in all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (v) trade secrets and other confidential information, including ideas, know-how, inventions, proprietary processes, formulae, models and methodologies and (vi) all applications and registrations for the foregoing.
(cxvii)“International Trade Laws” shall mean all applicable Laws relating to anti-terrorism, the importation of goods, export controls, antiboycott, and economic and trade sanctions, including prohibited or restricted international trade and financial transactions and lists maintained by any governmental body, agency, authority or Entity targeting certain countries, territories, entities or Persons. For the avoidance of doubt, the applicable Laws referenced in the foregoing sentence include (A) the Trading With the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, the Syria Accountability and Lebanese Sovereignty Act, the regulations of the U.S. Treasury Department Office of Foreign Assets Controls, the International Traffic in Arms Regulations, Export Control Reform Act of 2018, the Export Administration Regulations, all other export control Laws
93

applicable to goods under U.S. jurisdiction, and all enabling legislation and executive orders relating to any of the above, as collectively interpreted and applied by the U.S. Government at the prevailing point in time, (B) any U.S. sanctions related to or administered by the U.S. Department of State, (C) any sanctions measures or embargoes imposed by the United Nations Security Council, His Majesty’s Treasury or the European Union, and (D) any similar export control, economic sanctions, antiboycott, import, or customs Laws of any country in which the Company is performing activities.
(cxviii)“IT” has the meaning set forth in Section 2.19(b).
(cxix)“Joint Proxy Statement” has the meaning set forth in Section 5.2.
(cxx)“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 5.2.
(cxxi)“Knowledge” of a party hereto shall mean, (A) with respect to Parent, the actual knowledge of David Rockecharlie, Brandi Kendall and Todd Falk, and (B) with respect to the Company, the actual knowledge of Sean Woolverton, Christopher Abundis and Steven Adam.
(cxxii)“Labor Agreements” has the meaning set forth in Section 2.13(a).
(cxxiii)“Law” shall mean any applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, order, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including any Environmental Law.
(cxxiv)“Legal Proceeding” shall mean any action, suit, litigation, arbitration, charge, claim, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving any Person, any court or other Governmental Entity or any arbitrator or arbitration panel, or any union, employee representative body or other labor organization.
(cxxv)“made available to the Company” shall mean that such information, document or material was (i) included in the Parent SEC Documents and publicly available on the EDGAR database prior to the execution of this Agreement; (ii) made available for review by the Company prior to the execution of this Agreement in the virtual “data room” maintained by Parent in connection with this Agreement; or (iii) provided by Parent via email to the Company prior to the execution of this Agreement.
(cxxvi)“made available to Parent” shall mean that such information, document or material was (i) included in the Company SEC Documents and publicly available on the EDGAR database prior to the execution of this Agreement; (ii) made available for review by Parent prior to the execution of this Agreement in the virtual “data room” maintained by the Company in connection with this Agreement; or (iii) provided by the Company via email to Parent prior to the execution of this Agreement.
(cxxvii)“Mailing Date” has the meaning set forth in Section 1.13(a).
(cxxviii)“Management Agreement” shall mean that certain Management Agreement, dated as of December 7, 2021, by and among Parent and KKR Energy Assets Manager LLC as it may be amended and/or restated from time to time in accordance with its terms.
(cxxix)“Merger Consideration” has the meaning set forth in Section 1.6(a)(iii).
(cxxx)“Merger Sub Inc.” has the meaning set forth in the preamble of this Agreement.
(cxxxi)“Merger Sub LLC” has the meaning set forth in the preamble of this Agreement.
(cxxxii)“Merger Sub Sole Stockholder Approval” has the meaning set forth in Section 3.2(a).
(cxxxiii)“Mergers” has the meaning set forth in the recitals of this Agreement.
94

(cxxxiv)“Mineral Interest” shall mean any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.
(cxxxv)“Mixed Consideration” has the meaning set forth in Section 1.6(a)(iii)(1).
(cxxxvi)“Mixed Consideration Election Share” has the meaning set forth in Section 1.6(a)(iii)(1).
(cxxxvii)“Mixed Election” has the meaning set forth in Section 1.6(a)(iii)(1).
(cxxxviii)“Mixed Election Cash Consideration” has the meaning set forth in Section 1.6(a)(iii)(1).
(cxxxix)“Mixed Election Stock Exchange Ratio” has the meaning set forth in Section 1.6(a)(iii)(1).
(cxl)“Money-Laundering Laws” shall mean any law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related laws of other jurisdictions where the Company or Parent, as applicable, and their respective Subsidiaries conduct business, conduct financial transactions or own assets.
(cxli)“New Plans” has the meaning set forth in Section 5.7(b).
(cxlii)“No Election Shares” has the meaning set forth in Section 1.13(b).
(cxliii)“NYSE” has the meaning set forth in Section 1.8(e).
(cxliv)“Oil and Gas Leases” shall mean, with respect to a Person, all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, Mineral Interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which such Person acquires or obtains operating rights in and to Hydrocarbons.
(cxlv)“Oil and Gas Properties” shall mean (a) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (b) all surface interests, easements, surface use agreements, rights-of-way, licenses and Permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (c) all interests in machinery, equipment (including Well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, and other personal property used, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (d) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.
95

(cxlvi)“Old Plans” has the meaning set forth in Section 5.7(b).
(cxlvii)“OpCo LLC” means Crescent Energy OpCo LLC, a Delaware limited liability company.
(cxlviii)“OpCo LLC Agreement” means the Amended and Restated limited liability company agreement of OpCo LLC, dated as of December 7, 2021, as may be amended or restated from time to time.
(cxlix)“OpCo LLC Unit” means a Unit (as defined in the OpCo LLC Agreement) of OpCo LLC.
(cl)“Order” shall mean any: (A) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (B) Contract with any Governmental Entity entered into in connection with any Legal Proceeding.
(cli)“Other Sources” means other sources of funds immediately available to Parent or its Subsidiaries, with conditions to funding not more onerous than those set forth in the Commitment Letter on the date hereof.
(clii)“Parent” has the meaning set forth in the preamble of this Agreement.
(cliii)“Parent 401(k) Plan” has the meaning set forth in Section 5.7(c).
(cliv)“Parent Acquisition Proposal” means an Acquisition Proposal with respect to the Parent.
(clv)“Parent Adverse Recommendation Change” has the meaning set forth in Section 5.4(e).
(clvi)“Parent Balance Sheet” has the meaning set forth in Section 3.6(b).
(clvii)“Parent Balance Sheet Date” has the meaning set forth in Section 3.6(b).
(clviii)“Parent Benefit Plan” shall mean any Benefit Plan of Parent or any of the Parent Subsidiaries that is for the benefit of, or relating to, any Parent Persons or as to which Parent or any of the Parent Subsidiaries may have any liability, in each case whether or not reduced to writing and whether funded or unfunded.
(clix)“Parent Board” has the meaning set forth in the recitals to this Agreement.
(clx)“Parent Budget” shall mean Parent’s 2024 capital budget.
(clxi)“Parent Class A Common Stock” has the meaning set forth in Section 1.6(a)(iii)(1).
(clxii)“Parent Class B Common Stock” has the meaning set forth in Section 3.4(a).
(clxiii)“Parent Common Stock” means Parent Class A Common Stock and Parent Class B Common Stock, collectively.
(clxiv)“Parent Disclosure Letter” has the meaning set forth in Article III.
(clxv)“Parent ERISA Affiliate” has the meaning set forth in Section 3.12(b).
(clxvi)“Parent Excess Shares” has the meaning set forth in Section 1.8(e).
96

(clxvii)“Parent Incentive Plans” means the Parent 2021 Equity Incentive Plan and the Parent 2021 Manager Incentive Plan, each as amended or supplemented from time to time.
(clxviii)“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or, if known, the consequences of which are not known or reasonably foreseeable) to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development, occurrence or consequence becomes known to the Parent Board prior to obtaining the Parent Stockholder Approval; provided, that in no event shall any changes in the market price or trading volume of Company Common Stock or Parent Common Stock, as applicable, be taken into account for purposes of determining whether a Parent Intervening Event has occurred, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether a Parent Intervening Event has occurred.
(clxix)“Parent Leased Real Property” has the meaning set forth in Section 3.17(c).
(clxx)“Parent Material Adverse Effect” shall mean, when used with respect to Parent and the Parent Subsidiaries, (A) a material adverse effect on the ability of Parent and the Parent Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof or (B) any changes, events, developments, conditions, occurrences, effects or combination of the foregoing that materially adversely affects the business, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Parent Material Adverse Effect under the foregoing clauses (A) or (B) has occurred:
(1)changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;
(2)changes in general economic conditions in the oil and gas exploration and production industry;
(3)the outbreak or escalation of hostilities or acts of war or terrorism, or any escalation or worsening thereof;
(4)any hurricane, tornado, flood, earthquake or other natural disaster;
(5)any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event, or any escalation or worsening thereof;
(6)any action taken by Parent or any of the Parent Subsidiaries that is expressly required by this Agreement or any action taken or omitted to be taken by Parent or any of the Parent Subsidiaries at the written request of the Company;
(7)the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (7) shall not apply to any representation or warranty (or any condition to any obligation of any party hereto to consummate the transactions contemplated hereby relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the announcement or pendency of this Agreement or the compliance with or performance of obligations under this Agreement or the transactions contemplated hereby;
97

(8)any change in the market price or trading volume of the Parent Class A Common Stock (it being understood and agreed that the exception in this clause (8) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);
(9)any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (9) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);
(10)any downgrade in rating of any Indebtedness or debt securities of Parent or any of the Parent Subsidiaries (it being understood and agreed that the exception in this clause (10) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect);
(11)changes in any Laws or regulations applicable to Parent or any of Parent’s Subsidiaries or their respective assets or operations;
(12)changes in applicable accounting regulations or the interpretations thereof after the date of this Agreement; and
(13)any Legal Proceedings commenced by or involving any current or former director or stockholder of Parent (on its own behalf or on behalf of Parent) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby.
provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in the foregoing clauses (1), (2), (3), (4), or (5) will, unless otherwise excluded, be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately affects Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and the Parent Subsidiaries operate.
(clxxi)“Parent Material Contracts” shall mean each of the following Contracts to which Parent or any of the Parent Subsidiaries is a party or bound as of the date hereof:
(i)each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that (A) materially restricts the ability of Parent or any of the Parent Subsidiaries to (x) compete in any line of business or geographic area or with any Person during any period of time after the Initial Merger Effective Time or (y) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties or (B) could require the disposition of any material assets or line of business of Parent or any of the Parent Subsidiaries;
(ii)each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) Indebtedness for borrowed money in any amount in excess of $2,500,000 or (B) other Indebtedness of Parent or any of the Parent Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $2,500,000, other than agreements solely between or among Parent and the Parent Subsidiaries;
98

(iii)each Contract for lease of personal property or real property (excluding Oil and Gas Leases) involving annual payments in excess of $2,500,000 or aggregate payments in excess of $5,000,000 that are not terminable without penalty or other liability to Parent or any of the Parent Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 60 days, other than Contracts related to drilling rigs;
(iv)each Contract involving the pending acquisition, swap, exchange, farmout, sale or other disposition of (or option to purchase, swap, exchange, sell or dispose of) any assets or properties that are material to Parent or Parent Subsidiaries or that involves aggregate consideration (including non-cash consideration or the payment of any completion or equipping costs as to any wells or any other capital expenses) having a fair value that exceeds $2,500,000, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business consistent with past practice;
(v)each Contract for any Derivative Product;
(vi)each material partnership, stockholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Parent and/or its wholly-owned Subsidiaries and other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent or any of the Parent Subsidiaries;
(vii)each joint development agreement, exploration agreement, participation, farmout, farm-in, drillco, reversionary or program agreement or similar Contract (A) requiring Parent or any of the Parent Subsidiaries to make annual expenditures in excess of $2,500,000 or aggregate payments in excess of $5,000,000 during the 12-month period following the date of this Agreement or (B) requiring any Person that is not a Parent Subsidiary to pay, fund or bear any capital costs or other drilling, completion or equipping costs or expenses with respect to any Oil and Gas Properties held by Parent or any of the Parent Subsidiaries requiring annual expenditures in excess of $2,500,000 or aggregate payments in excess of $5,000,000 during the 12-month period following the date of this Agreement, in each case of the immediately foregoing subparts (A) and (B), other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;
(viii)any Contract that contains (A) a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor or (B) includes any dedications, commitments, covenants running with the land or other similar obligations that require Parent or any Parent Subsidiaries to sell, purchase, supply, deliver, gather, transport, process or handle any water (whether freshwater or produced water) Hydrocarbon, minerals, or other substances (1) produced from any Hydrocarbon Wells and all water, carbon dioxide or injection Wells included in the Oil and Gas Properties or (2) used in connection with the drilling or completion of any Hydrocarbon Wells, water, carbon dioxide or injection Wells, excluding, in each case, any such Contract (x) that would reasonably be expected to result in annual payments or expenditures less than $2,500,000 or aggregate payments or expenditures less than $5,000,000 after the date hereof, (y) where the lands included in the dedication or commitment area thereunder are less than 1280 gross acres or (z) that dedicate, commit or cover volumes less than 7,500 MMcf of gas or 1,500 gross barrels of oil equivalent of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);
(ix)each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Parent or any of the Parent Subsidiaries is subject, and, in each case, is material to the business of Parent and the Parent Subsidiaries, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Parent or any of the Parent Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or
99

the Oil and Gas Properties of Parent or any of the Parent Subsidiaries entered into in the ordinary course of business consistent with past practice;
(x)any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, deferred purchase price payments or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Parent Reserve Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn-out payments, contingent payments, deferred purchase price payments or other similar obligations to a third-party (but excluding indemnity payments) in any year in excess of $2,500,000 or (2) earn-out payments, contingent payments, deferred purchase price payments or other similar obligations to a third-party, including indemnity payments, in excess of $5,000,000 in the aggregate;
(xi)any Contract (other than any Contract otherwise covered by this definition) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Parent or any of the Parent Subsidiaries, in each case, involving annual payments in excess of $5,000,000 or aggregate payments in excess of $10,000,000 (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent or any of the Parent Subsidiaries), or creates or would create an Encumbrance on any material asset or property of Parent or any of the Parent Subsidiaries (other than Permitted Encumbrances);
(xii)any Contract that (A) provides for the sale by Parent or any of the Parent Subsidiaries of Hydrocarbons (1) in excess of 2,500 gross barrels of oil equivalent of Hydrocarbons per day (calculated on a per day yearly average basis) or (2) for a term greater than 10 years and (B) has a remaining term of greater than 90 days and does not allow Parent or the Parent Subsidiaries to terminate it without penalty to Parent or the Parent Subsidiaries within 90 days;
(xiii)any Labor Agreement;
(xiv)any Contract (other than Oil and Gas Leases and joint operating agreements) pursuant to which Parent or any of the Parent Subsidiaries has paid amounts associated with any Production Burden in excess of $2,500,000 during the immediately preceding fiscal year or with respect to which Parent reasonably expects that it and the Parent Subsidiaries will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $2,500,000 annually or $5,000,000 in the aggregate;
(xv)any Contract pursuant to which Parent or any of the Parent Subsidiaries (A) acquires, uses or has the right to use any Intellectual Property owned by another Person that is material to its business (except for licenses to generally commercially available software or technology licensed substantially on standard terms and conditions), (B) transfers, grants material licenses or rights to use, or acquires material Intellectual Property owned by Parent or any of the Parent Subsidiaries (excluding standard employee invention and confidentiality agreements) or (C) is materially restricted from using, registering or asserting any Intellectual Property owned by Parent or any of the Parent Subsidiaries that is material to its business;
(xvi)any Contract which is between Parent or any of the Parent Subsidiaries, on the one hand, and any of their respective officers, directors or principals (or any such Person’s Affiliates) or any Person that holds or owns five percent or more of the shares of Parent’s capital stock (or any affiliates of any such Person) on the other hand; and
(xvii)each Contract or Parent Organizational Document that would, on or after the Closing Date, prohibit or restrict the ability of Parent or any of its Subsidiaries to declare and pay dividends or distributions with respect to their capital stock, pay any Indebtedness for borrowed money, obligations or liabilities from time to time owed to Parent or any of its Subsidiaries, make loans or advances or transfer any of its properties or assets.
100

(xviii)“Parent Notice ” has the meaning set forth in Section 5.4(e).
(xix)“Parent Notice of Change” has the meaning set forth in Section 5.4(f).
(xx)“Parent Organizational Documents” has the meaning set forth in Section 3.1(c).
(xxi)“Parent Owned Real Property” has the meaning set forth in Section 3.18(d).
(xxii)“Parent Parties” has the meaning set forth in the preamble to this Agreement.
(xxiii)“Parent Permits” has the meaning set forth in Section 3.9(a).
(xxiv)“Parent Persons” shall mean any former or current employee, officer, director, individual independent contractor or consultant of Parent or any of the Parent Subsidiaries.
(xxv)“Parent Preferred Stock” has the meaning set forth in Section 3.4(a).
(xxvi)“Parent Preferred Stockholder Approval” has the meaning set forth in Section 3.3.
(xxvii)“Parent PSUs” has the meaning set forth in Section 3.4(a).
(xxviii)“Parent Real Property” has the meaning set forth in Section 3.18(d).
(xxix)“Parent Real Property Lease” has the meaning set forth in Section 3.18(d).
(xxx)“Parent Recommendation” has the meaning set forth in the recitals to this Agreement.
(xxxi)“Parent Reserve Report” has the meaning set forth in Section 3.15(a).
(xxxii)“Parent Restricted Stock” has the meaning set forth in Section 3.4(a).
(xxxiii)“Parent Rights-of-Way” has the meaning set forth in Section 3.19.
(xxxiv)“Parent Risk Policies” has the meaning set forth in Section 3.6(e).
(xxxv)“Parent RSUs” has the meaning set forth in Section 3.4(a).
(xxxvi)“Parent SEC Documents” has the meaning set forth in Section 3.6(a).
(xxxvii)“Parent Series I Preferred Stock” has the meaning set forth in Section 3.4(a).
(xxxviii)“Parent Stockholder Approval” has the meaning set forth in Section 3.3.
(xxxix)“Parent Stockholders” has the meaning set forth in the recitals to this Agreement.
(xl)“Parent Stockholders’ Meeting” has the meaning set forth in Section 5.3(b).
(xli)“Parent Subsidiaries” shall mean the Subsidiaries of Parent.
(xlii)“Parent Superior Proposal” means a Superior Proposal with respect to Parent.
(xliii)“Parent Termination Fee” has the meaning set forth in Section 7.3(b)(vi).
(xliv)“Permit” shall mean any franchise, grant, authorization, license, establishment registration, product listing, permit, easement, variance, exception, consent, certificate, clearance, approval or order of any Governmental Entity.
101

(xlv)“Permitted Encumbrance” shall mean:
(1)to the extent waived prior to the Initial Merger Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organizational documents and other similar agreements and documents;
(2)contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Encumbrances and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent;
(3) Encumbrances for current Taxes that are not yet delinquent or, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established on the financial statements of the Parent or the Company, as applicable, in accordance with GAAP;
(4)lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Company Gruy Reserve Report or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;
(5)(i) contractual or statutory Encumbrances securing obligations for labor, services, materials and supplies furnished to Mineral Interests, (ii) Encumbrances on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business; provided, however, that, in the case of any Encumbrance described in the foregoing clauses (i), (ii) or (iii), such Encumbrance (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;
(6)Encumbrances incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;
(7)customary Encumbrances for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;
(8)such title defects as (A) Parent (in the case of title defects with respect to properties or assets of the Company or any of the Company Subsidiaries) may have expressly waived in writing or (B) the Company (in the case of title defects with respect to properties or assets of Parent or any of the Parent Subsidiaries) may have expressly waived in writing;
(9)rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;
(10)all easements, covenants, restrictions (including zoning restrictions), rights-of-way, servitudes, Permits, surface leases and other similar rights or restrictions in respect of surface
102

operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Oil and Gas Properties (of Company or Parent, as applicable) or any Company Owned Real Property or real property owned by Parent or the properties of the Company or Parent or any of their respective Subsidiaries that are of record and customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, value, development, exploration or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Gruy Reserve Report or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;
(11)any Encumbrances discharged at or prior to the Initial Merger Effective Time;
(12)all other Encumbrances, liens, charges, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on a current and accurate survey of any the Oil and Gas Properties (of Company or Parent, as applicable) or any Company Real Property or real property of Parent, as applicable, that in each case does not materially interfere with the operation, value, development, exploration or use of the property or asset affected;
(13)nonexclusive licenses with respect to Intellectual Property in the ordinary course of business; and
(14)with respect to the Company and the Company Subsidiaries, arising under the Company Credit Agreement.
(xlvi)“Person” shall mean any individual, Entity or Governmental Entity.
(xlvii)“Pre-Closing Period” has the meaning set forth in Section 4.1(a).
(xlviii)“Proceeding” has the meaning set forth in Section 8.5.
(xlix)“Production Burdens” shall mean all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, any Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and similar assessments of Governmental Entities.
(l)“Prospectus” has the meaning set forth in Section 5.2.
(li)“Registration Statement” has the meaning set forth in Section 5.2.
(lii)“Release” shall mean any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.
(liii) “Reorganization Treatment” has the meaning set forth in the recitals to this Agreement.
(liv)“Representatives” has the meaning set forth in Section 5.1(a).
(lv)“Required Company SEC Documents” has the meaning set forth in Section 2.6(a).
103

(lvi)“Required Offering Information” means (a) financial information and financial data with respect to the Company and the Company Subsidiaries that is reasonably available, derived from the Company’s historical books and records and is necessary in order for Parent to prepare customary pro forma financial statements in accordance with the requirements of Regulation S-X under the Securities Act, and of the type and form, and for the periods (including for the 12-month period ending on the last day of the most recently completed four-fiscal quarter period), in each case, customarily included with respect to acquired businesses in an offering memorandum customarily used in Rule 144A private placements of non-convertible debt securities by reporting companies; and (b) financial statements, financial data, business, operational and other information (including customary due diligence materials with respect to the Company and the Company Subsidiaries) regarding the Company and the Company Subsidiaries and their respective assets of the type and form, and for the periods, customarily included with respect to acquired businesses in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A by a reporting company (or any successor thereto) promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort) with respect to the financial information of the Company and the Company Subsidiaries to be included in such offering memorandum, together with drafts of customary “comfort” letters that such independent auditors are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing.
(lvii)“Required Parent SEC Documents” has the meaning set forth in Section 3.6(a).
(lviii)“Restricted Commitment Letter Amendments” has the meaning set forth in Section 5.16(e).
(lix)“Rights-of-Way” has the meaning set forth in Section 2.18.
(lx)“Rights Agreement” means that certain Rights Agreement, dated as of September 20, 2022, as amended May 16, 2023, and as may be amended or restated from time to time, by and between the Company and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC).
(lxi)“SEC” has the meaning set forth in Section 2.6(a).
(lxii)“Securities Act” has the meaning set forth in Section 2.6(a).
(lxiii)“South Texas Rich Properties” has the meaning set forth in Section 2.6(d).
(lxiv)“SOX” has the meaning set forth in Section 2.6(a).
(lxv)“Specified Rights Agreement” shall mean that certain Specified Rights Agreement, dated as of June 7, 2021, by and among PT Independence Energy Holdings LLC and Independence Energy Aggregator GP LLC.
(lxvi)“Stock Election” has the meaning set forth in Section 1.6(a)(iii)(3).
(lxvii)“Stock Election Consideration” has the meaning set forth in Section 1.6(a)(iii)(3).
(lxviii)“Stock Election Share” has the meaning set forth in Section 1.6(a)(iii)(3).
(lxix)“Stock Issuance” has the meaning set forth in the recitals to this Agreement.
(lxx)“Subsequent Certificate of Merger” has the meaning set forth in Section 1.3(b).
(lxxi)“Subsequent Listing Application” has the meaning set forth in Section 5.10(a).
104

(lxxii)“Subsequent Merger” has the meaning set forth in the recitals to this Agreement.
(lxxiii)“Subsequent Merger Effective Time” has the meaning set forth in Section 1.3(b).
(lxxiv)“Subsequent Surviving Company” has the meaning set forth in Section 1.1(b).
(lxxv)“Subsidiary” of any Person shall mean (A) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (B) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (C) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or has the power to direct the policies, management and affairs of such company or (D) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.
(lxxvi)“Superior Proposal”, with respect to a party, shall mean any bona fide written Acquisition Proposal (but substituting “50%” for all references to “15%” in the definition of such term) with respect to such party made by a third party on terms which a majority of the board of directors of such party determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be superior to such party and its stockholders (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by the other party hereto pursuant to Section 5.4.
(lxxvii)“Takeover Laws” shall mean any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar state antitakeover Laws including without limitation Section 203 of the DGCL.
(lxxviii)“Tax Return” shall mean any return, report, statement, declaration, claim for refund, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Tax.
(lxxix)“Taxes” shall mean any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, and other assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Governmental Entity.
(lxxx)“Taxing Authority” shall mean any Governmental Entity responsible for the administration or collection of any Tax.
(lxxxi)“Termination Date” has the meaning set forth in Section 7.1(b)(i).
(lxxxii)“Termination Fee” has the meaning set forth in Section 7.3(b)(vi).
105

(lxxxiii)“Treasury Regulations” shall mean the regulations promulgated under the Code.
(lxxxiv)“Unit” shall mean each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil and Gas Leases or other Oil and Gas Properties.
(lxxxv) “Voting Agreements” has the meaning set forth in the recitals to this Agreement.
(lxxxvi)“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local law.
(lxxxvii)“Wells” shall mean Hydrocarbon wells, saltwater disposal wells, injection wells and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of the Company or Parent, as applicable, or any of their Subsidiaries, together with all Hydrocarbon and mineral production from such wells.
(lxxxviii)“Willful and Material Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the Knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.
[Signatures on Following Page]
106

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CRESCENT ENERGY COMPANY

By:	/s/ David Rockecharlie
	Name:	David Rockecharlie
	Title:	Chief Executive Officer

ARTEMIS ACQUISITION HOLDINGS INC.

By:	/s/ David Rockecharlie
	Name:	David Rockecharlie
	Title:	President

ARTEMIS MERGER SUB INC.

By:	/s/ David Rockecharlie
	Name:	David Rockecharlie
	Title:	President

ARTEMIS MERGER SUB II LLC

By:	/s/ David Rockecharlie
	Name:	David Rockecharlie
	Title:	President

SILVERBOW RESOURCES, INC.

By:	/s/ Sean C. Woolverton
	Name:	Sean C. Woolverton
	Title:	Chief Executive Officer
107

Exhibit A
Form of Amended and Restated Certificate of Incorporation
[Attached.]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SILVERBOW RESOURCES, INC.
[●], 20[●]
SilverBow Resources, Inc., a corporation organized and existing under the laws of the State of Delaware, pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, as it may be amended (the “DGCL”), hereby certifies as follows:
FIRST: The name of this corporation is SilverBow Resources, Inc. (the “Corporation”).
SECOND: The address of the registered office of the Corporation in the State of Delaware is c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, County of New Castle, Wilmington, Delaware 19807. The name of the Corporation’s registered agent at such address is Maples Fiduciary Services (Delaware) Inc.
THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $.01 per share, amounting in the aggregate to $10.00.
FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.
SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.
SEVENTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.
EIGHTH: A. The Corporation (and any successor to the Corporation by merger or otherwise) shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than a Proceeding by or in the right of the Corporation), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (limited or general), joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person in connection with such action, suit or proceeding if the Covered Person acted in good faith and in a manner the Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Covered Person’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Clause (C) of this ARTICLE EIGHTH, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors. On no account shall any amendment to applicable law as it presently exists or may hereafter be amended be deemed to limit or prohibit the right to indemnification in this ARTICLE EIGHTH for past actions or omissions of any Covered Person insofar as such amendment limits or prohibits the indemnification rights that said law permitted the Corporation to provide prior to such amendment. Persons who are not directors or officers of the Corporation and are not serving at the request of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors.
B. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition
109

of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be finally determined by a court of competent jurisdiction that the Covered Person is not entitled to be indemnified under this ARTICLE EIGHTH or otherwise.
C. If a claim for indemnification under this ARTICLE EIGHTH (following the final disposition of such Proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this ARTICLE EIGHTH is not paid in full within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.
D. The rights conferred on any Covered Person by this ARTICLE EIGHTH shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.
E. This ARTICLE EIGHTH shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.
F. Any Covered Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this ARTICLE EIGHTH, may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such Covered Person may be associated. The Corporation hereby acknowledges and agrees that (i) the Corporation shall be the indemnitor of first resort with respect to any Proceeding, expense, liability or matter that is the subject of this ARTICLE EIGHTH, (ii) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to a Covered Person in respect of a Proceeding, expense, liability or matter that is the subject of this ARTICLE EIGHTH, whether created by law, organizational or constituent documents, contract or otherwise, (iii) any obligation of any persons with whom or which a Covered Person may be associated to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any Proceeding shall be secondary to the obligations of the Corporation hereunder, (iv) the Corporation shall be required to indemnify each Covered Person and advance expenses to each Covered Person hereunder to the fullest extent provided herein without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated or insurer of any such person, and (v) the Corporation irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.
G. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of this Amended and Restated Certificate of Incorporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or Proceeding for which indemnification or advancement of expenses is sought.
NINTH: The Corporation reserves the right to amend this Amended and Restated Certificate of Incorporation in any manner permitted by the DGCL, and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.
TENTH: This Amended and Restated Certificate of Incorporation shall become effective immediately upon filing with the Secretary of the State of the State of Delaware.
[Remainder of Page Intentionally Left Blank]
110

IN WITNESS WHEREOF, SilverBow Resources, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer this as of the date first set forth above.

SILVERBOW RESOURCES, INC.

By:
	Name:	[●]
	Title:	[●]
Exhibit A

Annex B
VOTING AND SUPPORT AGREEMENT
THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of May 15, 2024, by and between [________] (the “Holder”), as a stockholder of Crescent Energy Company, a Delaware corporation (“Parent”), and SilverBow Resources, Inc., a Delaware corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, Parent, the Company, Artemis Acquisition Holdings Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Artemis Holdings”), Artemis Merger Sub Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), and Artemis Merger Sub II LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Artemis Holdings (“Merger Sub LLC”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving corporation (the “Initial Surviving Corporation”) (such merger, the “Initial Merger”) and (ii) immediately following the Initial Merger, the merger of the Initial Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company (such merger, together with the Initial Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;
WHEREAS, as of the date hereof, the Holder is the Beneficial Owner (as defined below) of [•] shares of Class A common stock, par value $0.0001 per share, of Parent (the “Parent Class A Common Stock”) [and][,] [•] shares of Class B common stock, par value $0.0001 per share, of Parent (the “Parent Class B Common Stock”) [and [•] shares of Series I Preferred Stock (the “Parent Series I Preferred Stock”)] (such shares of Parent Class A Common Stock [and][,] Parent Class B Common Stock [and Parent Series I Preferred Stock], the “Covered Securities”);
WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and
WHEREAS, the Company desires that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement, including the Stock Issuance.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
GENERAL
Section 1.1Definitions. This Agreement is one of the “Voting Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.
“Affiliate” shall have the meaning as defined in Rule 12b-2 under the Exchange Act; provided that, for purposes of this Agreement, Holder’s Affiliates shall not include include Parent, the Company or any of Parent’s or the Company’s respective Subsidiaries.
“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.
“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means any direct or indirect sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities Beneficially Owned by the Holder; provided that Transfer shall not include (a) any direct or indirect transfer of equity or other interests in the Holder by its equityholders or (b) any Encumbrance, in each case of clauses (a) and (b), that would not reasonably be expected to impede, interfere with or delay the performance by Holder of its obligations under this Agreement.
ARTICLE II
AGREEMENT TO RETAIN COVERED SECURITIES
2.1Transfer and Encumbrance of Covered Securities.
(a)From the date hereof until the Termination Date (as defined below), the Holder shall not, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.
(b)Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who is a party to an agreement with the Company with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to the Company prior to the consummation of such Transfer; (ii) Transfer Covered Securities with the prior written consent of the Company (which consent may be granted or withheld by the Company in its sole discretion); or (iii) enter into any swap, forward, loan or any other agreement, transaction or series of transactions with respect to any Covered Securities, so long as such arrangements do not impede, interfere with or delay the performance by Holder of its obligations under this Agreement.
2.2Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof)[; provided that “Covered Securities” shall not include any shares of capital stock or other equity of Parent that are subject to the Voting Agreement between the Company and Independence Energy Aggregator L.P.]. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.
2.3Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent or the Company. In furtherance of the foregoing, the Holder hereby agrees to authorize Parent to instruct its transfer agent to enter a stop transfer order to prevent any Transfer of any of the Covered Securities in violation of this Agreement. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement.
ARTICLE III
AGREEMENT TO VOTE
3.1Agreement to Vote. Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the Parent Stockholders, appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be
2

voted at such meeting, or by written consent in connection with any written consent of the Parent Stockholders, all Covered Securities:
(a)in favor of the approval of the issuance of shares of Parent Class A Common Stock in connection with the Initial Merger and any other proposal considered and voted upon by the Parent Stockholders at any Parent Stockholders’ Meeting necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers; and
(b)(i) against any Parent Acquisition Proposal, (ii) against any action that would reasonably be expected to impede, interfere with or delay the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement or any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of Parent or any of its Subsidiaries under the Merger Agreement and (iii) in favor of any proposal to adjourn or postpone the Parent Stockholders’ Meeting to a later date if there are not sufficient votes to approve the Stock Issuance.
Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.
Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner the Holder deems appropriate.
Notwithstanding anything in clause (a) or (b) above, if at any time prior to receipt of the Parent Stockholder Approval, a Parent Adverse Change Recommendation in compliance with Section 5.4 of the Merger Agreement occurs, the obligations of the Holder with respect to the Covered Securities held by the Holder under this Agreement shall be modified such that such obligations shall only bind the Holder with respect to a number of shares of Parent Class A Common Stock and shares of Parent Class B Common Stock held by the Holder equal to the number of shares of Parent Class A Common Stock and shares of Parent Class B Common Stock that would, together with the shares of Parent Class A Common Stock and shares of Parent Class B Common Stock held by the other holders subject to the other Voting Agreements, in the aggregate represent 29.9% of the total voting power of the outstanding shares of Parent Class A Common Stock and Parent Class B Common Stock entitled to vote on the Stock Issuance as of the applicable record date (rounded down to the nearest whole share). Any reduction in the number of Covered Securities of the Holder subject to the obligations under this Agreement pursuant to the foregoing sentence shall be made on a pro rata basis in proportion to the respective voting power of the Holder and such other holders subject to the other Voting Agreements as of the applicable record date (in each case rounded down to the nearest whole share).
ARTICLE IV
ADDITIONAL AGREEMENTS
4.1Further Assurances. The Holder agrees that, during the term of this Agreement, the Holder shall from time to time execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.
4.2Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of Parent or a Subsidiary of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.
3

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF HOLDER
5.1Representations and Warranties. The Holder hereby represents and warrants to the Company as follows:
(a)Ownership. As of the date of this Agreement, (i) the Holder has, with respect to the Covered Securities set forth in the second recital to this Agreement, Beneficial Ownership of and good and valid title to such Covered Securities, (ii) the Covered Securities constitute all of the shares of Parent Class A Common Stock [and][,] Parent Class B Common Stock [and Parent Series I Preferred Stock] owned of record or Beneficially Owned by the Holder [(other than shares of capital stock or other equity of Parent that are subject to the Voting Agreement between the Company and Independence Energy Aggregator L.P.)], and all of the Covered Securities are held by the Holder free and clear of all Encumbrances (other than restrictions created by this Agreement, the Merger Agreement or Parent’s certificate of incorporation, certificate of designation or bylaws or transfer restrictions of general applicability as may be provided under the Securities Act or the “blue sky” laws of the various states of the United States) and (iii) other than this Agreement, (A) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (B) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities.
(b)Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)) and, assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.
(c)No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) assuming the making of any filings and receipt of any authorizations as may be required under applicable Law (including the Exchange Act), violate any provision of any Law applicable to the Holder (including any order, judgment or decree applicable to the Holder or any of its Affiliates); or (ii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable, except in each case of clauses (i) and (ii) where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.
(d)Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under applicable Law (including the Exchange Act).
(e)Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would reasonably be expected to prevent or materially impair the performance by the Holder of its obligations under this Agreement.
(f)Absence of Other Voting Agreements. Except as contemplated or permitted by this Agreement (including Section 2.1(b)), the Holder (i) has not entered into, and shall not enter into at any time prior to
4

the Termination Date, any voting agreement or voting trust with respect to the Covered Securities and (ii) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement in any material respect. As of the date hereof, none of the Covered Securities are subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Covered Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.
ARTICLE VI
MISCELLANEOUS
6.1No Solicitation. Subject in all cases to Section 4.2, the Holder agrees that the Holder and its controlled Affiliates shall not, and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, take any of the actions listed in clauses (i) or (ii) of Section 5.4(d) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) to the extent that Parent or its Subsidiaries or their respective Representatives are prohibited from taking such action pursuant to Section 5.4 of the Merger Agreement. The Holder shall, and shall cause such Holder’s controlled Affiliates and shall direct and instruct such Holder’s and such Holder’s controlled Affiliates’ Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any possible Parent Acquisition Proposal. Notwithstanding the foregoing, to the extent Parent complies with its obligations under Section 5.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Parent Acquisition Proposal, the Holder or any of such Holder’s controlled Affiliates and/or such Holder’s and such Holder’s controlled Affiliates’ Representatives may engage in discussions or negotiations with such Person to the extent that Parent can act under Section 5.4 of the Merger Agreement.
6.2Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.
6.3No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.
6.4Disclosure.
(a)The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement; provided that, in each case, to the extent permitted by applicable Law, the Holder is provided a reasonable opportunity to review and comment thereon prior to any such publication or disclosure.
5

(b)The Holder agrees that, during the term of this Agreement, such Holder shall not make any public announcement regarding this Agreement, the Merger Agreement, the transactions contemplated thereby or hereby or any matter related to the foregoing, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law (including stock exchange rules, including an amendment to its Schedule 13D), in which case the disclosing Holder shall, to the extent permitted by applicable Law, first allow the Company a reasonable opportunity to review such announcement or communication and have the opportunity to comment thereon and such disclosing Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 6.4(b); (iii) announcements and communications to Governmental Entities in connection with registrations, declarations and filings required to be made as a result of this Agreement and the Merger Agreement; and (iv) ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers, directors, officers, employees, investors, investment committees and similar bodies and auditors of the Holder or any Affiliate of the Holder or any such other Person, in each case, who are subject to customary confidentiality restrictions.
6.5Termination. This Agreement shall terminate upon the earliest of (a) the Parent Stockholder Approval being obtained, (b) the date the Merger Agreement is validly terminated in accordance with its terms and (c) the Initial Merger Effective Time (the earliest of such dates, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve any party hereto from any liability of such party for Willful Breach to any other party incurred prior to such termination. For purposes hereof, “Willful Breach” shall mean a material breach that is a consequence of an intentional act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) is reasonably likely to constitute a breach of this Agreement.
6.6Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.
6.7Reliance. The Holder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.
6.8Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:
(a)extend the time for the performance of any of the obligations or acts of the other party hereunder;
(b)waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or
(c)waive compliance with any of the agreements or conditions of the other party contained herein;
provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.
Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything in this Section 6.8 to the contrary, to the extent that, after the date hereof, the Company agrees to waive any provision contained in any other Voting Agreement, the Company shall be deemed to have granted, and Holder shall receive
6

the benefit of, such waiver in respect of this Agreement without any requirement of further action by either party hereto.
6.9Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.
6.10Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (c) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail set forth beneath the name of such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):
if to the Holder, to:
_____________________
_____________________
_____________________
Attention:  [__________]
E-mail:      [__________]
With a copy (which shall not constitute notice) to:
_____________________
_____________________
_____________________
Attention:  [__________]
E-mail:      [__________]
and if to the Company, to:
_____________________
_____________________
_____________________
Attention:  [__________]
E-mail:      [__________]
With a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002
Attention: Tull R. Florey; Hillary H. Holmes; Stephen T. Olson;
Andrew Kaplan
E-mail:      tflorey@gibsondunn.com;
hholmes@gibsondunn.com;
solson@gibsonndunn.com;
akaplan@gibsondunn.com
6.11Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to
7

be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither Parent nor any of its Subsidiaries shall be deemed to be an Affiliate of the Holder; provided, further, that, for the avoidance of doubt, (x) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, and (y) notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.
6.12No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
6.13Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party.
6.14No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
6.15No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.
6.16Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.
6.17Governing Law; Venue; Waiver of Jury Trial.
(a)This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.
(b)Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereto hereby irrevocably
8

submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
(c)EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
6.18Assignment. Except as set forth in Article II, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
6.19Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto accordingly agrees that, in the event of any breach by the other party of any covenant or obligation contained in this Agreement, (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 6.19. Each party hereto further agrees that no other party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.19, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
6.20Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
9

6.21Delivery by Facsimile or Electronic Transmission. This Agreement may be executed by facsimile or electronic (including .pdf) signature and a facsimile or electronic (including .pdf) signature shall constitute an original for all purposes. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
[Signature Page Follows]
10

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

COMPANY:

SILVERBOW RESOURCES, INC.

By:
Name:
Title:
[Signature Page to Voting and Support Agreement]

HOLDER:

[HOLDER]

By:
Name:
Title:
[Signature Page to Voting and Support Agreement]

Annex C
FIRST AMENDMENT
TO
MANAGEMENT AGREEMENT
This First Amendment (the “Amendment”) to the Management Agreement, dated as of December 7, 2021 (the “Management Agreement”), by and between Crescent Energy Company (the “Company”) and KKR Energy Assets Manager LLC (the “Manager”, and together with the Company, the “Parties”), is entered into by and between the Company and the Manager as of May 15, 2024, to be effective as of the Closing (as defined in the Merger Agreement (as defined below)) (such effective date, the “Amendment Effective Date”). Unless otherwise specified, all capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings set forth in the Management Agreement.
RECITALS
WHEREAS, the Company, Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., Artemis Merger Sub II LLC and SilverBow Resources, Inc. have entered into that certain Agreement and Plan of Merger, dated as of May 15, 2024 (as may be amended or otherwise modified from time to time, the “Merger Agreement”);
WHEREAS, pursuant to Section 16(d) of the Management Agreement, the Management Agreement may be amended by an instrument in writing executed by the Parties; and
WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Parties desire to amend the Management Agreement as provided herein.
NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
AGREEMENT
1.Amendment to the Management Agreement. The definition of Management Fee in Section 1 is hereby amended and restated as follows:
““Management Fee” means the management fee, without duplication, payable quarterly in arrears with respect to each calendar quarter commencing with the quarter in which the Effective Date occurs, in an amount equal to (x) (A) $53,300,000 per annum ($13,325,000 per quarter) plus (B) 1.50% per annum (0.375% per quarter) of the Equity Issuance Value multiplied by (y) the Company OpCo Ownership; provided that the portion of the management fee described in clause (x)(B) attributable to the equity issuances pursuant to the transactions contemplated by Article I of the Agreement and Plan of Merger, dated as of May 15, 2024, by and between the Company, Artemis Acquisition Holdings Inc., Artemis Merger Sub Inc., Artemis Merger Sub II LLC and SilverBow Resources, Inc. (as may be amended or otherwise modified from time to time), shall not exceed $9,000,000.
The Management Fee shall be pro-rated for partial periods, to the extent necessary, as described more fully elsewhere herein.”
2.Full Force and Effect. Except as expressly set forth in this Amendment, all other provisions of the Management Agreement remain unchanged and in full force and effect. In the event of a conflict between the terms of this Amendment and the Management Agreement, the terms of this Amendment shall prevail. From and after the Amendment Effective Date, all references in the Management Agreement to “the Agreement” or “this Agreement” shall refer to the Management Agreement as amended by this Amendment.
3.Effectiveness; Entire Agreement. This Amendment shall be effective as of the Amendment Effective Date. The Management Agreement, as amended hereby, contains the entire agreement and understanding between the Parties with respect to the subject matter thereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter thereof. The express terms thereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms thereof. This Amendment shall automatically terminate, be of no further force and effect, and shall not be effective, upon the valid termination of the Merger Agreement in accordance with its terms.
4.Miscellaneous. Section 16(b) (Binding Nature of Agreement; Successors and Assigns; No Third Party Beneficiaries), Section 16(d) (Amendments), Section 16(e) (Governing Law), Section 16(f) (Waiver of Jury Trial), Section 16(g) (Arbitration), Section 16(l) (Counterparts) and Section 16(m) (Severability) of the Management Agreement are hereby incorporated by reference, mutatis mutandis, as if set forth in full herein.
2

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

CRESCENT ENERGY COMPANY

By:	/s/ David Rockecharlie
	Name:	David Rockecharlie
	Title:	Chief Executive Officer

KKR ENERGY ASSETS MANAGER LLC

By:	/s/ Robert Lewin
	Name:	Robert Lewin
	Title:	Manager
[Signature Page to Amendment to Management Agreement]

Annex D
Jefferies LLC
520 Madison Avenue
New York, NY 10022
www.jefferies.com
May 15, 2024
The Board of Directors
Crescent Energy Company
600 Travis, Suite 7200
Houston, Texas 77002
Members of the Board:
We understand that Crescent Energy Company, a Delaware corporation (“Parent”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Silverbow Resources, Inc., a Delaware corporation (the “Company’), Artemis Acquisition Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Artemis Holdings”), Artemis Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub Inc.”), and Artemis Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Artemis Holdings (“Merger Sub LLC”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.
Pursuant to the terms of the Merger Agreement, (A) Merger Sub Inc. will merge with and into the Company (the “Initial Merger”) in a transaction in which each share of common stock, par value $0.01 per share, (the “Company Common Stock”) of the Company (other than (x) shares of Company Common Stock held by Parent, Artemis Holdings, Merger Sub Inc. or Merger Sub LLC, all of which shares will be cancelled, and (y) shares of Company Common Stock held by any wholly owned subsidiary of Parent (other than Artemis Holdings, Merger Sub Inc. or Merger Sub LLC) or any wholly owned subsidiary of the Company, all of which will be converted into the Stock Consideration (as defined below)) will be converted into the right to receive, at the election of the holder thereof, either (i) a combination of 1.866 shares of Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”) and $15.31 in cash, without any interest thereon (the “Mixed Consideration”), (ii) $38.00 in cash, without any interest thereon (the “Cash Consideration”), or (iii) 3.125 shares of Parent Class A Common Stock (the “Stock Consideration” and together with the Mixed Consideration and the Cash Consideration in the aggregate, the “Merger Consideration”), subject to proration and certain other procedures and limitations set forth in the Merger Agreement, as to which procedures and limitations we are expressing no opinion, and (B) immediately following the effective time of the Initial Merger, the Company will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger (the “Subsequent Merger”, and together with the Initial Merger, the “Mergers”).The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Merger Consideration to be paid by Parent pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.
In arriving at our opinion, we have, among other things:
(i)reviewed a draft dated May 15, 2024 of the Merger Agreement;
(ii)reviewed certain publicly available financial and other information about each of Parent and the Company;
(iii)reviewed certain information furnished to us by Parent management relating to the business, operations and prospects of Parent, including financial forecasts approved for our use by Parent management (the “Parent Forecasts”);
(iv)reviewed certain information furnished to us by Parent management, relating to the business, operations and prospects of the Company, including financial forecasts prepared by management of the Company (the “Company Forecasts”);
1

(v)reviewed financial forecasts for the Company prepared by Parent management and incorporating certain adjustments made by Parent management to the Company Forecasts, which forecasts were approved for our use by Parent management (the “Adjusted Company Forecasts”);
(vi)held discussions with members of senior management of Parent concerning the matters described in clauses (ii) through (v) above;
(vii)reviewed the implied trading multiples of certain publicly traded companies that we deemed relevant in evaluating Parent and the Company; and
(viii)conducted such other financial studies, analyses and investigations as we deemed appropriate.
In our review and analysis and in rendering this opinion, with your permission, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by or on behalf of Parent or the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Parent that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Parent or the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.
With respect to the financial forecasts provided to us and, at your direction, reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. With respect to each of the Parent Forecasts and the Adjusted Company Forecasts prepared by Parent management and provided to us by Parent, you have informed us, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of Parent management as to the future financial performance of Parent and the Company, as the case may be. At the direction of Parent management, we have used and relied upon the Parent Forecasts and the Company Adjusted Forecasts in our review and analysis and in rendering this opinion. We express no opinion as to the financial forecasts or the assumptions on which they are made, and we have assumed that the Parent Forecasts and the Adjusted Company Forecasts will be realized in the amounts and at the times projected.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.
We have made no independent investigation of any legal or accounting matters affecting Parent or the Company, and we have assumed the correctness in all respects material to our analysis of all legal, accounting and tax advice given to Parent, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Parent. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us in all respects material to our opinion. We have assumed that the Mergers will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, the Company or the contemplated benefits of the Mergers in any respect material to our opinion.
It is understood that our opinion is for the use and benefit of the Board of Directors of Parent in its consideration of the transactions contemplated by the Merger Agreement. Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions or opportunity that might be available to Parent, nor does our opinion address the underlying business decision by Parent to engage in the transactions contemplated by the Merger Agreement. Our opinion addresses only the fairness from a financial point of view to Parent, as of the date hereof, of the Merger Consideration to be paid by Parent in the transactions contemplated by the Merger Agreement, and does not address any other term or aspect of the
2

Merger Agreement, including the allocation of the Merger Consideration. Our opinion does not constitute a recommendation to any holder of shares of Parent Class A Common Stock or shares of Company Common Stock as to how any such holder should vote or act with respect to the Mergers and any matter related thereto. We express no opinion as to the price at which shares of Parent Class A Common Stock or Company Common Stock will trade at any time in the future. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Parent. Our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.
We have been engaged by Parent to act as financial advisor to Parent in connection with the transactions contemplated by the Merger Agreement and will receive a fee for our services. We also will be reimbursed for certain expenses reasonably incurred. Parent has agreed to indemnify us against certain liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement. During the past two years, we have not provided financial advisory services or financing services to Parent or the Company. In the ordinary course of our business, we and our affiliates may trade or hold securities of Parent, the Company and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Parent, the Company or entities that are affiliated with Parent or the Company, for which we would expect to receive compensation. Our opinion may not be used or referred to by Parent, or quoted or disclosed to any person in any matter, without our prior written consent.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Parent pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.
Very truly yours,
Jefferies LLC
/s/ Jefferies LLC
3

Annex E

1201 Louisiana Street, Suite 600 Houston, TX 77002 713.292.0863 712 Fifth Avenue, 31st Floor New York, NY 10019 212.388.5020 www.intrepidfp.com
May 15, 2024
The Special Committee of the Board of Directors
Crescent Energy Company
600 Travis Street, Suite 7200
Houston, TX 77002
Members of the Committee:
We understand that Crescent Energy Company, a Delaware corporation (“Parent”), Artemis Acquisition Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Artemis Holdings”), Artemis Merger Sub Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), Artemis Merger Sub II LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Artemis Holdings (“Merger Sub LLC”), and SilverBow Resources, Inc., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (i) Merger Sub Inc. will be merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as the “Initial Surviving Corporation” and (ii) immediately following the Initial Merger, the Initial Surviving Corporation of the Initial Merger will be merged with and into Merger Sub LLC (the “Subsequent Merger” and, together with the Initial Merger, the “Merger”), with Merger Sub LLC surviving the Subsequent Merger. In the Merger, at the Initial Merger Effective Time (as such term is defined in the Merger Agreement), each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Initial Merger Effective Time (other than the Excluded Shares (as such term is defined in the Merger Agreement)), at the election of the holder, shall be converted into the right to receive from Parent one of the following forms of consideration (such consideration, collectively, the “Merger Consideration”): (1) a combination of (a) 1.866 shares of Class A common stock, par value $0.0001 per share (the “Parent Class A Common Stock”) of Parent and (b) $15.31 in cash, (2) $38.00 in cash, subject to certain adjustments as set forth in the Merger Agreement, (3) 3.125 shares of Parent Class A Common Stock or (4) if no election is made, 3.125 shares of Parent Class A Common Stock. The terms and conditions of the Merger and the other transactions contemplated thereby (the “Transaction”) are set forth in more detail in the Merger Agreement.
The Special Committee (the “Committee”) of the Board of Directors (the “Board of Directors”) of Parent has asked us whether, in our opinion, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent. For this purpose, we have taken into account the projected impact of the Transaction on the amounts payable to KKR Energy Assets Manager LLC (the “Manager”) under the Management Agreement (as defined below) and the Parent 2021 Manager Incentive Plan (as defined below).
In connection with rendering our opinion, we have, among other things:
(i)reviewed a draft of the Merger Agreement (draft dated May 15, 2024);
(ii)reviewed the Management Agreement, dated as of December 7, 2021, by and among Parent and the Manager (the “Management Agreement”) and the Crescent Energy Company 2021 Manager Incentive Plan and form of award agreement thereunder (the “Parent 2021 Manager Incentive Plan”) and a draft of the amendment to the Management Agreement (draft dated May 15, 2024);
1

(iii)reviewed certain presentations to the Committee prepared by management of Parent regarding the Transaction and the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;
(iv)reviewed certain publicly available business and financial information relating to Parent and the Company that we deemed relevant, including each of the Parent’s and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission;
(v)reviewed certain non-public historical and projected financial, reserve and operating data and related assumptions of Parent and the Company, as prepared and furnished to us by management of Parent;
(vi)reviewed information related to certain business, financial and operational benefits and operating synergies anticipated by management of Parent expected to result from the Transaction (“Synergies”);
(vii)discussed past and current operations and operational projections of Parent and the Company with management of Parent (including their views on the risks and uncertainties in achieving the projections set forth in the forecasts provided, including the Synergies);
(viii)reviewed information prepared by management of Parent related to the calculation of the projected amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan;
(ix)discussed the strategic rationale for, and potential benefits of, the Transaction with management of Parent;
(x)reviewed certain recent corporate announcements made by Parent and the Company;
(xi)reviewed and analyzed the pro forma impacts of the Transaction, including the projected impact of the Transaction on the amounts payable under the Management Agreement and the Parent 2021 Manager Incentive Plan;
(xii)performed discounted cash flow analyses based on forecasts and other data provided by management of Parent;
(xiii)reviewed and analyzed net asset value based on forecasts and other reserve data provided by management of Parent;
(xiv)reviewed and analyzed publicly available historical and current financial information, share price data and broker research estimates with respect to certain public companies with operations and assets that we considered comparable to each of Parent and the Company;
(xv)reviewed the financial metrics, and performed premiums paid analyses, of certain historical transactions that we deemed relevant and compared such financial metrics to those implied by the Transaction; and
(xvi)conducted such other studies and investigations, performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate for purposes of providing the opinion expressed herein.
For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of all of the foregoing information and any other financial, accounting, legal, operational, tax and other information and data provided to us by Parent or which management of Parent discussed with us, and we have not assumed any responsibility for independent verification of the accuracy or completeness of any such information. We have further
2

relied upon the assurances of the management of Parent that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to financial forecasts, projections and business plans provided to us by Parent of Parent and of the Company, we have relied, with your consent, upon the assurances of the management of Parent that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the future performance of Parent and the Company, under the assumptions reflected therein. With your consent, we have assumed that the Synergies will be realized in the amounts and at the times projected. We express no view as to these financial forecasts or any judgments, estimates or assumptions on which they are based. We have further relied, with your consent, upon calculations provided to us by management of Parent regarding the projected impact of the Transaction on the amounts payable to Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. We express no view as to such calculations or the underlying methodologies or assumptions on which they are based.
We have relied, with your consent, upon the assessments of the management of Parent as to (i) the potential impact on Parent and the Company of market and other trends and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas industry or U.S. markets, (ii) the potential impact on the operations, results and prospects of Parent and the Company of the Transaction, and (iii) existing and future contracts and relationships, agreements and arrangements with related and third parties that are necessary or desirable for the operation of Parent and the Company. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Parent or the Company is or may be a party or is or may be subject. We also assumed that there were no material changes in the liabilities, financial condition, results of operations, business or prospects of or relating to Parent or the Company since the date of the latest information relating to Parent or the Company, as applicable, made available to us by Parent. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Parent or the Company and have not made or obtained any evaluations or appraisals of its assets or liabilities, nor have we been furnished with any such evaluations or appraisals.
In rendering our opinion, we have assumed (in all respects material to our analysis and with your consent) that the representations and warranties of each party contained in the Merger Agreement are true and correct, and that each party will perform all of the undertakings and agreements required to be performed by it under the Merger Agreement without any waiver or modification of any material terms or conditions contained therein. We have assumed that the final executed and delivered versions of all documents reviewed by us in draft form will conform in all material respects to the most recent drafts reviewed by us. We have assumed that all governmental, regulatory or other consents, approvals or releases will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the parties to the Transaction or materially reduce the benefits of the Transaction to Parent. We have assumed that the business of each of Parent, the Company and the other parties to the Transaction will be and has been conducted in a manner that complies with all applicable federal, state and local statutes, rules and regulations. We have assumed that Parent, the Committee and the Company have relied upon the advice of their counsel, independent accountants and other advisors (other than Intrepid Partners, LLC) as to all legal, financial reporting, tax, accounting, securities and regulatory matters with respect to the Transaction.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than whether, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent. For this purpose, we have taken into account the projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. We have not been asked to, nor do we express any view on, and our opinion does not address, any other terms, conditions, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection therewith or otherwise, including the structure, form or timing of the Transaction and the undertakings of Parent. Our opinion does not address any financing transactions associated with the Transaction. In addition, we do not express any view regarding the relative merits of the Transaction as compared to any other transaction or business strategy in which Parent might engage or the merits of the underlying decision by the Board of Directors to engage in the Transaction and enter into and perform the Merger Agreement. We express no view or opinion as to the fairness of the Merger Consideration or the Transaction to any creditors, bondholders or other constituencies of Parent or its subsidiaries, or the fairness of the amount or nature of, or any other aspects relating to, the amounts payable to the Manager or any
3

officers, directors or employees of any parties to the Transaction or class of such persons, relative to the total Merger Consideration or otherwise, including any incremental amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan as a result of the Transaction. Further, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to alternative transaction(s).
Our opinion does not address accounting, legal, actuarial, regulatory or tax matters. We are not legal, tax, commercial or bankruptcy advisors. Our opinion does not constitute a solvency opinion and does not address the solvency or financial condition of Parent, the Company or any of the other parties to the Transaction. Our opinion does not constitute a tax opinion. Our opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, regulatory, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the evaluation and impact of any transactions or matters described herein.
We do not express any opinion as to equity securities or debt securities of Parent or the Company and the price, trading range or volume at which any securities will trade at any time, including following announcement of the Transaction.
We have acted exclusively as financial advisor to the Committee in connection with an evaluation of the Transaction and (i) we received an initial fee, (ii) we will receive a fee payable upon the rendering of this opinion irrespective of the conclusion of this opinion and (iii) we will receive a fee upon closing of the Transaction which will be partially creditable toward any future investment banking advisory fees payable by the Committee to us within eighteen (18) months of the date of the closing of the Transaction. Parent has agreed to reimburse certain of our expenses and to indemnify us for certain liabilities that may arise out of our engagement. During the two-year period prior to the date hereof, we have not provided any investment banking services to Parent, the Company, KKR & Co. Inc. and/or their respective affiliates. In the ordinary course of our business, we and our affiliates may invest in debt and/or equity of Parent and/or the Company. Additionally, in the future, we may provide certain investment banking services to Parent, the Company and/or their respective affiliates, for which we may receive compensation.
This letter, and the opinion expressed herein, (i) is addressed to, and is solely for the information and benefit of, the Committee (in its capacity as such) in connection with its evaluation of the Transaction, (ii) is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Committee, (iii) is not intended to be and does not constitute a recommendation to any shareholder of Parent as to how such shareholder should act or vote with respect to the Transaction or any other matter, and (iv) shall not be disclosed, quoted, referred to or communicated (in whole or in part) to, made available to, or relied upon by, any third party, nor shall any public reference to us or this opinion be made, for any purpose whatsoever except with our prior written approval in each instance, or in accordance with our engagement letter with the Committee.
Our opinion is necessarily based upon business, market, economic, regulatory and other conditions as they exist on, and have been evaluated as of, the date of this letter. We assume no responsibility for updating, revising or reaffirming our opinion based on developments, circumstances or events occurring, or information made available to us, after the date of this letter, including, without limitation, developments, circumstances, events or information that might affect the amounts payable to Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan. The issuance of this opinion has been approved by the Fairness Opinion Committee of Intrepid Partners, LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Parent. For this purpose, we have taken into account the
4

projected impact of the Transaction on the amounts payable to the Manager under the Management Agreement and the Parent 2021 Manager Incentive Plan.

Very truly yours,

Intrepid Partners, LLC

/s/ Intrepid Partners, LLC
5

Annex F

GLOBAL CORPORATE &
BofA Securities, Inc.	INVESTMENT BANKING
May 15, 2024
The Board of Directors
SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, Texas 77024
Members of the Board of Directors:
We understand that SilverBow Resources, Inc. (“SilverBow”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among SilverBow, Crescent Energy Company (“Parent”), Artemis Acquisition Holdings Inc., a wholly owned subsidiary of Parent (“Artemis Holdings”), Artemis Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub Inc.”), and Artemis Merger Sub II LLC, a wholly owned subsidiary of Artemis Holdings (“Merger Sub LLC”), pursuant to which, among other things, upon the terms and subject to the conditions therein, Merger Sub Inc. will merge with and into SilverBow and, thereafter, SilverBow will merge with and into Merger Sub LLC (collectively, the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of SilverBow (“SilverBow Common Stock”), other than Excluded Shares (as defined in the Agreement), will be converted into the right to receive 3.125 (the “Exchange Ratio”) shares of Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”); provided, however, that subject to certain limitations (including a maximum of $400,000,000 of aggregate cash consideration) and proration procedures set forth in the Agreement (as to which we express no opinion), each holder of SilverBow Common Stock (other than Excluded Shares) may instead elect to receive for each share of SilverBow Common Stock either (i) 1.866 shares of Parent Class A Common Stock and $15.31 in cash (together, the “Mixed Election Consideration”), or (ii) $38.00 in cash (the “Cash Election Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares) of the Exchange Ratio provided for in the Merger.
In connection with this opinion, we have, among other things:
(i)reviewed certain publicly available business and financial information relating to SilverBow and Parent;
(ii)reviewed certain internal financial and operating information with respect to the business, operations and prospects of SilverBow furnished to or discussed with us by the management of SilverBow, including certain financial forecasts relating to SilverBow prepared by the management of SilverBow (such forecasts, “SilverBow Forecasts”);
(iii)reviewed certain internal financial and operating information with respect to the business, operations and prospects of Parent furnished to or discussed with us by the management

The Board of Directors
SilverBow Resources, Inc.

of Parent, including certain financial forecasts relating to Parent prepared by the management of Parent (such forecasts, “Parent Forecasts”);
(iv)reviewed an alternative version of the Parent Forecasts incorporating certain adjustments thereto made by the management of SilverBow (the “SilverBow-Adjusted Parent Forecasts”) and discussed with the management of SilverBow its assessments as to the relative likelihood of achieving the future financial results reflected in the Parent Forecasts and the SilverBow-Adjusted Parent Forecasts;
(v)reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Synergies”) anticipated by the management of Parent to result from the Merger;
(vi)reviewed and discussed with members of senior management of SilverBow estimates of the amount and utilization of certain net operating losses and other tax attributes of SilverBow prepared by the management of SilverBow (the “SilverBow NOLs”);
(vii)reviewed and discussed with members of senior management of SilverBow estimates of the amount and utilization of certain net operating losses and other tax attributes of Parent prepared by the management of Parent (the “Parent NOLs”);
(viii)discussed the past and current business, operations, financial condition and prospects of SilverBow with members of senior management of SilverBow, and discussed the past and current business, operations, financial condition and prospects of Parent with members of senior managements of SilverBow and Parent;
(ix)reviewed the potential pro forma financial impact of the Merger on the future financial performance of Parent;
(x)reviewed the trading histories for SilverBow Common Stock and Parent Class A Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;
(xi)compared certain financial and stock market information of SilverBow and Parent with similar information of other companies we deemed relevant;
(xii)compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;
(xiii)reviewed a draft, dated May 15, 2024 of the Agreement (the “Draft Agreement”); and
(xiv)performed such other analyses and studies and considered such other information and factors as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of SilverBow and Parent that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the SilverBow Forecasts and the SilverBow NOLs, we have been advised by SilverBow, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith

The Board of Directors
SilverBow Resources, Inc.

judgments of the management of SilverBow as to the future financial performance of SilverBow and the other matters covered thereby. With respect to the Parent Forecasts, Synergies and Parent NOLs, we have been advised by Parent, and have assumed, with the consent of SilverBow, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the future financial performance of Parent and other matters covered thereby. With respect to the SilverBow-Adjusted Parent Forecasts, we have assumed, at the direction of SilverBow, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SilverBow as to the future financial performance of Parent and the other matters covered thereby and, based on the assessments of the management of SilverBow as to the relative likelihood of achieving the future financial results reflected in the Parent Forecasts and the SilverBow-Adjusted Parent Forecasts, we have relied, at the direction of SilverBow, on the SilverBow-Adjusted Parent Forecasts for purposes of our opinion. We have relied, at the direction of SilverBow, on the assessments of the management of Parent as to Parent’s ability to achieve the Synergies and have been advised by SilverBow, and have assumed, with the consent of SilverBow, that the Synergies will be realized in the amounts and at the times projected. We have relied, at the direction of SilverBow, on the assessments of the management of SilverBow as to the ability of SilverBow to utilize the SilverBow NOLs and have been advised by SilverBow, and have assumed, at the direction of SilverBow, that such SilverBow NOLs will be utilized in the amounts and at the times projected. We have relied, at the direction of SilverBow, on the assessments of the management of Parent as to Parent’s ability to utilize the Parent NOLs and have been advised by SilverBow, and have assumed, with the consent of SilverBow, that such Parent NOLs will be utilized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SilverBow, Parent or any other entity, nor have we made any physical inspection of the properties or assets of SilverBow, Parent or any other entity. We have not evaluated the solvency or fair value of SilverBow or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of SilverBow, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on SilverBow, Parent or the Merger (or the contemplated benefits thereof). We also have assumed, at the direction of SilverBow, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.
We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of SilverBow Common Stock (other than Excluded Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. We express no opinion or view with respect to the Mixed Election Consideration or the Cash Election Consideration. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to SilverBow or in which SilverBow might engage or as to the underlying business decision of SilverBow to proceed with or effect the Merger. In addition, we are not expressing any view or opinion with respect

The Board of Directors
SilverBow Resources, Inc.

to, and have relied, with the consent of SilverBow, upon the assessments of representatives of SilverBow regarding legal, regulatory, accounting, tax and similar matters relating to SilverBow or Parent and the Merger (including the contemplated benefits thereof) as to which we understand that SilverBow obtained such advice as it deemed necessary from qualified professionals. We are not expressing any opinion as to what the value of Parent Class A Common Stock actually will be when issued or the prices at which SilverBow Common Stock or Parent Class A Common Stock will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.
We have acted as financial advisor to SilverBow in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, SilverBow has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement.
We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of (i) SilverBow and certain of its affiliates and (ii) Parent and certain of its affiliates, including Liberty Mutual Holding Company Inc. (“Liberty Mutual”) and certain of its affiliates and KKR & Co. Inc. (“KKR”) and certain of its affiliates and portfolio companies.
We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to SilverBow and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to SilverBow in connection with an M&A transaction and other matters, (ii) having acted or acting as a book-running manager, bookrunner and/or underwriter for certain debt and equity offerings of SilverBow, (iii) having acted or acting as a bookrunner and/or arranger for, and/or as a lender under, certain credit facilities and other credit arrangements of SilverBow and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain commodity, derivatives and other trading services to SilverBow and/or certain of its affiliates, and (v) having provided or providing certain treasury management products and services to SilverBow and/or certain of its affiliates.
In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and certain of its affiliates, including Liberty Mutual and certain of its affiliates and KKR and certain of its affiliates and portfolio companies, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Parent and certain of its affiliates, including Liberty Mutual, KKR and certain of its affiliates and portfolio companies, in connection with certain M&A transactions, (ii) having acted or acting as a book-running manager, bookrunner, global coordinator and/or underwriter for certain debt and equity offerings of Parent and certain of its affiliates, including Liberty Mutual, KKR and certain of its affiliates and portfolio companies, (iii) having acted or acting as a book-running manager and/or global coordinator for certain debt tender offers of certain affiliates of Parent, including an affiliate of KKR, (iv) having acted or acting

The Board of Directors
SilverBow Resources, Inc.

as a bookrunner for certain block trades by Liberty Mutual, KKR and an affiliate thereof, (v) having acted or acting as an administrative agent, collateral agent, syndication agent, agent, global coordinator, bookrunner and/or arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Parent and/or certain of its affiliates, including Liberty Mutual and/or certain of its affiliates and KKR and/or certain of its affiliates and portfolio companies (including acquisition financing), (vi) having provided or providing certain commodity, derivatives, foreign exchange and other trading services to Parent and/or certain of its affiliates, including Liberty Mutual and/or certain of its affiliates and KKR and/or certain of its affiliates and portfolio companies, and (vii) having provided or providing certain treasury management products and services to Parent and/or certain of its affiliates, including Liberty Mutual and/or certain of its affiliates and KKR and/or certain of its affiliates and portfolio companies. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, significant commercial (including vendor and/or customer) relationships with Liberty Mutual and/or certain of its affiliates.
It is understood that this letter is for the benefit and use of the Board of Directors of SilverBow (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.
Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on SilverBow, Parent or the Merger. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares).
Very truly yours,
BOFA SECURITIES, INC.

Annex G
May 15, 2024
The Board of Directors
SilverBow Resources, Inc.
920 Memorial City Way, Suite 850
Houston, Texas 77024
Members of the Board of Directors:
We understand that SilverBow Resources, Inc. (“SilverBow”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Crescent Energy Company (“Parent”), Artemis Acquisition Holdings Inc., a wholly owned subsidiary of Parent (“Artemis Holdings”), Artemis Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub Inc.”), and Artemis Merger Sub II LLC, a wholly owned subsidiary of Artemis Holdings (“Merger Sub LLC”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, Merger Sub Inc. will merge with and into SilverBow and, thereafter, SilverBow will merge with and into Merger Sub LLC, with Merger Sub LLC being the surviving company as a wholly owned subsidiary of Artemis Holdings (collectively, the “Merger”). As a result of the Merger, each outstanding share of common stock, par value $0.01 per share, of SilverBow (“SilverBow Common Stock”), other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive 3.125 (the “Exchange Ratio”) shares of Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”); provided, however, that subject to certain limitations (including a maximum of $400,000,000 of aggregate cash consideration) and proration procedures set forth in the Merger Agreement (as to which we express no opinion), each holder of SilverBow Common Stock (other than Excluded Shares) may instead elect to receive for each share of SilverBow Common Stock either (i) 1.866 shares Parent Class A Common Stock and $15.31 in cash (together, the “Mixed Election Consideration”), or (ii) $38.00 in cash (the “Cash Election Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
The Board of Directors of SilverBow has asked us whether, in our opinion, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares).
In connection with rendering our opinion, we have, among other things:
(i)reviewed certain publicly available business and financial information relating to SilverBow and Parent that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)reviewed certain internal projected financial and reserves data relating to SilverBow prepared and furnished to us by the management of SilverBow and certain internal projected financial and reserves data relating to Parent prepared by Parent and incorporating certain adjustments thereto made by the management of SilverBow, furnished to us by the management of SilverBow, each as approved for our use by SilverBow (the “Forecasts”);

The Board of Directors
SilverBow Resources, Inc.

(iii)reviewed certain estimates of the cost savings (the “Synergies”) estimated by management of Parent to result from the Merger and the amounts and timing of the realization of such Synergies, as approved for our use by SilverBow;
(iv)discussed with managements of SilverBow and Parent their assessment of the past and current operations of Parent, the current financial condition and prospects of Parent, and the Forecasts relating to Parent, as well as the Synergies, and with management of SilverBow their assessment of the past and current operations of SilverBow, the current financial condition and prospects of SilverBow, and the Forecasts, as well as the Synergies;
(v)reviewed the reported prices and the historical trading activity of SilverBow Common Stock and Parent Class A Common Stock;
(vi)compared the financial performance of SilverBow and Parent and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(vii)reviewed the financial terms and conditions of a draft, dated May 15, 2024, of the Merger Agreement; and
(viii)performed such other analyses and examinations and considered such other factors that we deemed appropriate.
For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of SilverBow that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts as well as the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of SilverBow as to the future financial performance of SilverBow and Parent and the other matters covered thereby. We have relied, at the direction of SilverBow, on the assessments of the management of SilverBow as to SilverBow’s ability to achieve the Synergies and have been advised by SilverBow, and have assumed with your consent that the Synergies will be realized in the amounts and at the times projected. We express no view as to the Forecasts, the Synergies, or the assumptions on which they are based.
For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory

The Board of Directors
SilverBow Resources, Inc.

or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on SilverBow, Parent or the consummation of the Merger or reduce the contemplated benefits to the holders of SilverBow Common Stock of the Merger.
We have not conducted a physical inspection of the properties or facilities of SilverBow or Parent and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of SilverBow or Parent, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of SilverBow or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of SilverBow Common Stock (other than Excluded Shares), from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the Mixed Election Consideration or the Cash Election Consideration or the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of SilverBow, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SilverBow, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to SilverBow, nor does it address the underlying business decision of SilverBow to engage in the Merger. We do not express any view on, and our opinion does not address, what the value of the Parent Class A Common Stock actually will be when issued or the prices at which SilverBow Common Stock or Parent Class A Common Stock will trade at any time, including following announcement or consummation of the Merger. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger, including as to how any holder of shares of SilverBow Common Stock should vote or act in respect of the Merger. We are not expressing any opinion as to the prices at which shares of SilverBow Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on SilverBow or the Merger or as to the impact of the Merger on the solvency or viability of SilverBow or the ability of SilverBow to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by SilverBow and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to SilverBow in connection with the Merger and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Merger. SilverBow has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities

The Board of Directors
SilverBow Resources, Inc.

arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory or other services to SilverBow and received fees for the rendering of these services. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided and are currently providing financial advisory or other services to Parent and KKR & Co. Inc. (“KKR”), a significant stockholder of Parent and received fees for the rendering of these services. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Liberty Mutual Holding Company, Inc. (“Liberty Mutual”), a significant stockholder of Parent and we have not received any compensation from Liberty Mutual during such period. We may provide financial advisory or other services to SilverBow, Parent, KKR and Liberty Mutual in the future, and in connection with any such services we may receive compensation.
Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to SilverBow, Parent, certain of their respective affiliates, KKR and certain of its affiliates and portfolio companies, Liberty Mutual and certain of its affiliates and certain potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of SilverBow or Parent.
Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except (a) with our prior written approval, (b) as permitted by the letter agreement, dated May 14, 2024, between SilverBow and Evercore Group L.L.C., and (c) SilverBow may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by SilverBow to its stockholders relating to the Merger.

The Board of Directors
SilverBow Resources, Inc.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of SilverBow Common Stock (other than Excluded Shares).

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Dan Ward
Dan Ward
Senior Managing Director